As filed with the U.S. Securities and Exchange Commission on May 9, 2024.
Registration Statement No. 333-269417
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Amendment No. 9 to
Form S-4
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933
NorthView Acquisition Corporation
(Exact Name of Registrant as Specified in Its Charter)*
Delaware	3841	86-3437271
(Jurisdiction of Incorporation or Organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)
207 WEST 25TH ST., 9TH FLOOR
NEW YORK, NY 10001
(212) 494-9022
(Address, including zip code, and telephone number, including area code, of Registrant’s principal executive offices)
Jack E. Stover
Chief Executive Officer
207 West 25th St, 9th Floor
New York, NY 10001
(212) 494-9022
(Name, address, including zip code, and telephone number, including area code, of agent for service)
Copies to:
Ralph V. De Martino, Esq. Nick Tipsord, Esq. ArentFox Schiff LLP 1717 K Street NW Washington, DC 20006 Telephone: (202) 857.6000 Facsimile: (202) 857.6395	Mehdi Khodadad, Esq. Matthew Stoker, Esq. Sidley Austin LLP 1999 Avenue of the Stars 17th Floor Los Angeles, CA 94080 Telephone: (310) 595.9500 Facsimile: (310) 595.9501
Approximate date of commencement of proposed sale to the public: As soon as practicable after this Registration Statement becomes effective and on completion of the business combination described in the enclosed proxy statement/prospectus.
If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:  ☐
If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:  ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer”, “accelerated filer”, “smaller reporting company”, and “emerging growth company” in Rule 12b-2 of the Exchange Act.
Large accelerated filer	☐	Accelerated filer	☐
Non-accelerated filer	☒	Smaller reporting company	☒
		Emerging growth company	☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of the Securities Act.  ☐
If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:
Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer) ☐
Exchange Act Rule 14d-l(d) (Cross-Border Third-Party Tender Offer) ☐
The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, pursuant to said Section 8(a), may determine.

NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001
Telephone: (212) 494-9022
[•], 2024
Dear NorthView Acquisition Corporation Stockholder:
You are cordially invited to attend the special meeting (the “Special Meeting”) of stockholders of NorthView Acquisition Corporation (“NorthView”) to be held at [•], Eastern Time, on [•], 2024. The special meeting will be conducted via live webcast at www.[   ].
At the Special Meeting, our stockholders will be asked to consider and vote upon a proposal, which is referred to herein as the “Business Combination Proposal” to approve and adopt the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022 (as amended by Amendment No. 1, dated September 12, 2023, Amendment No. 2, dated January 12, 2024, and Amendment No. 3, dated March 4, 2024, and as may be further amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among NorthView, NV Profusa Merger Sub Inc., a Delaware corporation and a direct, wholly-owned subsidiary of NorthView (“Merger Sub”), and Profusa, Inc., a California corporation (“Profusa”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby. The merger and the other transactions contemplated by the Merger Agreement are hereinafter referred to as the “Business Combination.”
As further described in the accompanying proxy statement/prospectus, subject to the terms and conditions of the Merger Agreement, immediately prior to the Merger each share of issued and outstanding Profusa preferred stock, par value $0.01, shall be converted into a number of shares of Profusa common stock, par value $0.01 (“Profusa Common Stock”). At the effective time of the Merger, (i) each share of issued and outstanding Profusa Common Stock shall be converted into a number of shares of NorthView Common Stock, based on the Exchange Ratio described below, and the right to receive the Earnout Shares, (ii) each option to purchase Profusa Common Stock shall be converted into an option to purchase NorthView Common Stock at the Exchange Ratio, and (iii) each warrant to purchase Profusa Common Stock shall be converted into a warrant to purchase NorthView Common Stock at the Warrant Ratio (as defined in the Merger Agreement). Following the entry into Amendment No. 3 to the Merger Agreement (as defined below), the aggregate consideration to be received by the Profusa shareholders is based on the sum of (a) the pre-transaction equity value of $155,000,000, plus (b) the Private Placement Value (which is expected to be $25,000,000 for purposes of this proxy statement/prospectus and as contemplated by the Vellar Transactions described herein), and the Exchange Ratio will be equal to the value of a share of Profusa Common Stock, based on an equity valuation of Profusa of $155,000,000 (as adjusted for the Private Placement Value), divided by an assumed value of NorthView Common Stock of $10.00 per share. As of [ ], the Exchange Ratio and the Per Share Merger Consideration are estimated to be [ ] and [ ], respectively, at the time of Closing. It is expected that, if the Business Combination is consummated, NorthView Common Stock and warrants would continue to be listed on Nasdaq. In connection with the merger contemplated in the Merger Agreement, NorthView will change its name to Profusa, Inc., which is hereinafter referred to as “New Profusa.”
Concurrently with the execution of the Merger Agreement, NorthView, Profusa, and our sponsor (the “Sponsor”) entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of NorthView all of its shares of NorthView Common Stock in favor of the proposals relating to the Business Combination, (ii) not redeem any of its shares of NorthView Common Stock in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
In accordance with the Merger Agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the Merger Agreement are expected to enter into support agreements (the “Stockholder Support Agreement”) with NorthView and Profusa, pursuant to which each such holder will agree to (i) vote by proxy all of its Profusa shares held of record in favor of the approval and adoption of the Merger Agreement at any meeting of the stockholders of Profusa, (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iii) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the Stockholder Support Agreement.
In addition to the Business Combination Proposal, you will also be asked to consider and vote upon (a) a proposal to approve and adopt an amended and restated Certificate of Incorporation, a copy of which is attached hereto as Annex B, which is referred to herein as the “Charter Proposal,” (b) a proposal to approve and vote upon, on a non-binding advisory basis, certain governance provisions contained in the amended and restated Certificate of Incorporation, which is referred to herein as the “Governance Proposals,” (c) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of NorthView Common Stock in connection with the Business Combination, which is referred to herein as the “Nasdaq Proposal,” (d) a proposal to elect the members to serve on the Board of Directors of New Profusa, which is referred to as the “Director Election Proposal,” (e) a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex C, which is referred to herein as the “Equity Incentive Plan Proposal,” (f) a proposal to approve and adopt the Employee Stock Purchase Plan, a copy of which is attached hereto as Annex D, which is referred to herein as the “ESPP Proposal,” (g) a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission, which is referred to herein as the “NTA Requirement Amendment Proposal” and (h) a proposal to adjourn the Special Meeting to a later date or dates to the extent necessary, which is referred to herein as the “Adjournment Proposal.”
The Business Combination will be consummated only if the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal and the NTA Requirement Amendment Proposal (collectively, the “Condition Precedent Proposals”) are approved at the Special Meeting. The Governance Proposals and the Director Election Proposal are not a condition to the approval of any other proposal. The Adjournment Proposal is not a condition to, or conditioned upon the approval of any other proposal. Each of these proposals is more fully described in the accompanying proxy statement/prospectus, which each stockholder is encouraged to read carefully and in its entirety.
The Adjournment Proposal provides for a vote to adjourn the Special Meeting to a later date or dates, if necessary, (i) to ensure that any required supplement or amendment to the accompanying proxy statement/prospectus is provided to NorthView’s stockholders or, if as of the time for which the Special Meeting is scheduled, there are insufficient shares of NorthView Common Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct business at the Special Meeting or (ii) in order to solicit additional proxies from NorthView’s stockholders in favor of one or more of the proposals at the Special Meeting.
Pursuant to the NorthView bylaws, a holder of NorthView’s public shares (a “public stockholder”) may request that NorthView redeem all or a portion of its public shares for cash if the Business Combination is consummated. The redemption rights include the requirement that a holder must identify itself in writing as a beneficial holder and provide its legal name, phone number and address to Continental Stock Transfer & Trust Company in order to validly redeem its shares. Public stockholders may elect to redeem their public shares even if they vote “for” the Business Combination Proposal. If the Business Combination is not consummated, the public shares will be returned to the respective holder, broker or bank. If the Business Combination is consummated, and if a public stockholder properly exercises its right to redeem all or a portion of the public shares that it holds and timely delivers its shares to Continental Stock Transfer & Trust Company, NorthView will redeem such public shares for a per-share price, payable in cash, equal to the pro rata portion of the trust account established at the consummation of NorthView’s initial public offering, calculated as of two business days prior to the consummation of the Business Combination. For illustrative purposes, based on 738,075 shares subject to possible redemption, funds in the trust account of approximately $8.4 million as of March 22, 2024, this would have amounted to approximately $11.41 per issued and outstanding public share. If a public stockholder exercises its redemption rights in full, then it will be electing to exchange its public shares for cash and will no longer own public shares. See “Special Meeting of NorthView Holders—Redemption Rights” in the accompanying proxy statement/prospectus for a detailed description of the procedures to be followed if you wish to redeem your public shares for cash.
Notwithstanding the foregoing, a public stockholder, together with any affiliate of such public stockholder or any other person with whom such public stockholder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the U.S. Securities Exchange Act of 1934, as amended (“Exchange Act”)), will be restricted from redeeming its public shares with respect to more than an aggregate of 15% of the public shares. Accordingly, if a public stockholder, alone or acting in concert or as a group, seeks to redeem more than 15% of the public shares without the consent of NorthView, then any such shares in excess of that 15% limit would not be redeemed for cash.
The consummation of the transactions contemplated by the Merger Agreement, including the occurrence of the Closing, is subject to the satisfaction or waiver of certain other closing conditions as described in the accompanying proxy statement/prospectus under the section entitled “Proposal 1—The Business Combination Proposal—Merger Agreement—Conditions to Closing”. There can be no assurance that the parties to the Merger Agreement would waive any such provision of the Merger Agreement or that the transactions contemplated by the Merger Agreement, including the Closing, will be consummated.
NorthView’s shares of Common Stock, public warrants and rights are currently listed on The Nasdaq Capital Market under the symbols “NVAC,” “NVACW,” and “NVACR” respectively. Upon consummation of the Business Combination, New Profusa’s shares of Common Stock and public warrants will be listed on the Nasdaq under the symbols “PFSA” and “PFSAW,” respectively. NorthView’s units were issued in an initial public offering on December 22, 2021, and were subsequently separated on January 21, 2022, resulting in NorthView’s shares of common stock, its warrants and rights trading separately. NorthView is providing the accompanying proxy statement/prospectus and accompanying proxy card to NorthView’s stockholders in connection with the solicitation of proxies to be voted at the Special Meeting and at any adjournments of the Special Meeting. NorthView warrant holders and rights holders are not entitled to vote at the Special Meeting. Information about the Special Meeting, the Business Combination and other related business to be considered by NorthView’s stockholders at the Special Meeting is included in the accompanying proxy statement/prospectus. Whether or not you plan to attend the Special Meeting, all of NorthView’s stockholders are urged to read the accompanying proxy statement/prospectus, including the Annexes and other documents referred to therein, carefully and in their entirety. You should also carefully consider the risk factors described in “Risk Factors” beginning on page 22 of the accompanying proxy statement/prospectus.
After careful consideration, the board of directors of NorthView has unanimously approved the Merger Agreement and the transactions contemplated thereby, including the Business Combination, and unanimously recommends that stockholders vote “FOR” the adoption of the Merger Agreement and approval of the transactions contemplated thereby, including the Business Combination, and “FOR” all other proposals presented to NorthView’s stockholders in the accompanying proxy statement/prospectus. When you consider the recommendation of these proposals by the board of directors of NorthView, you should keep in mind that NorthView’s directors and officers have interests in the Business Combination that may differ from or conflict with your interests as a stockholder. For instance, the Sponsor will benefit from the completion of a business combination and may be incentivized to complete a business combination that is less favorable to stockholders of NorthView than liquidating NorthView. See “The Business Combination Proposal—Interests of NorthView’s Directors and Officers in the Business Combination” in the accompanying proxy statement/prospectus for a further discussion of these considerations.
Your vote is very important. Whether or not you plan to attend the Special Meeting, please vote as soon as possible by following the instructions in the accompanying proxy statement/prospectus to make sure that your shares are represented at the Special Meeting. If you hold your shares in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the Special Meeting. The Business Combination will be consummated only if all of the Condition Precedent Proposals are approved at the Special Meeting. Each of the Condition Precedent Proposals is cross-conditioned on the approval of each other. The Adjournment Proposal is not conditioned on the approval of any other proposal set forth in the accompanying proxy statement/prospectus.
If you sign, date and return your proxy card without indicating how you wish to vote, your proxy will be voted FOR each of the proposals presented at the Special Meeting. If you fail to return your proxy card or fail to instruct your bank, broker or other nominee how to vote, and do not attend the Special Meeting in person, the effect will be, among other things, that your shares will not be counted for purposes of determining whether a quorum is present at the Special Meeting and will have the same result as if your shares had voted against the proposals. If you are a stockholder of record and you attend the Special Meeting and wish to vote in person, you may withdraw your proxy and vote in person.

TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST DEMAND IN WRITING THAT YOUR PUBLIC SHARES BE REDEEMED FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NORTHVIEW’S TRANSFER AGENT AT LEAST TWO BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. IN ORDER TO EXERCISE YOUR REDEMPTION RIGHT, YOU NEED TO IDENTIFY YOURSELF AS A BENEFICIAL HOLDER AND PROVIDE YOUR LEGAL NAME, PHONE NUMBER AND ADDRESS IN YOUR WRITTEN DEMAND. YOU MAY TENDER YOUR SHARES EITHER BY DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL BE RETURNED TO YOU OR YOUR ACCOUNT. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS.
NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated [•], 2024, and is first being mailed to NorthView’s stockholders on or about [•], 2024.

NorthView Acquisition Corporation
207 West 25th St, 9th Floor
New York, NY 10001
Telephone: (212) 494-9022

NOTICE OF SPECIAL MEETING OF STOCKHOLDERS TO BE HELD ON [•], 2024
To the Stockholders of NorthView Acquisition Corporation:
NOTICE IS HEREBY GIVEN that a Special Meeting of stockholders of NorthView Acquisition Corporation, a Delaware corporation (“NorthView”), will be held on [•], 2024, at [•], Eastern Time. The Special Meeting will be completely virtual. There will be no physical meeting location and the Special Meeting will only be conducted via live webcast at the following address: www.[  ]. You are cordially invited to attend the Special Meeting of stockholders for the following purposes:
1.
The Business Combination Proposal—To consider and adopt the Agreement and Plan of Merger, dated as of November 7, 2022 (as may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among NorthView, NV Profusa Merger Sub Inc., a Delaware corporation and a wholly-owned direct subsidiary of NorthView (“Merger Sub”), and Profusa, Inc., a California corporation (“Profusa”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex A, including the transactions contemplated thereby (Proposal 1);

2.
The Charter Proposal—To consider and vote upon a proposal to adopt the second amended and restated Certificate of Incorporation of NorthView (the “Proposed Charter”) to replace NorthView’s amended and restated certificate of incorporation currently in effect (the “Existing Charter”), a copy of which is attached to the accompanying proxy statement/prospectus as Annex B (Proposal 2);

3.
The Governance Proposals—To consider and vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements (Proposals 3(A) through 3(F), referred to as the “Governance Proposals”) (Proposal 3);

a.
Governance Proposal 3(A)—that, upon the consummation of the Business Combination, the Bylaws of NorthView (“Existing Bylaws”) be succeeded by the proposed new bylaws of New Profusa, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E;

b.
Governance Proposal 3(B)—that the authorized capital of New Profusa will be (a) 300,000,000 shares of common stock, par value $0.0001 per share, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share;

c.	Governance Proposal 3(C)—that the New Profusa shareholders shall not be permitted to take action by written consent in lieu of a meeting as opposed to holding a stockholders meeting;
d.
Governance Proposal 3(D)—that amendment of certain provisions of the Proposed Charter will require the approval of the holders of at least 75% of New Profusa’s then-outstanding shares of capital stock entitled to vote on such amendments;

e.
Governance Proposal 3(E)—that New Profusa’s corporate existence will be perpetual, and to omit from the Proposed Charter the various provisions applicable only to special purpose acquisition companies; and

f.
Governance Proposal 3(F)—that, upon the consummation of the Business Combination, all other changes necessary or desirable in connection with the approval of the Proposed Charter and Proposed Bylaws as part of the Business Combination are approved.

4.
The Nasdaq Proposal—To consider and vote upon, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of NorthView Common Stock in connection with the Business Combination and related private placement financings (Proposal 4);

5.
The Director Election Proposal—To consider and vote upon a proposal to elect five (5) individuals as directors to the NorthView Board, effective immediately upon the Closing of the Business Combination, with each Class I director serving a term that expires immediately following NorthView’s annual meeting of stockholders in 2024, each Class II director serving a term that expires immediately following NorthView’s annual meeting of stockholders in 2025 and each Class III director serving a term that expires immediately following NorthView’s annual meeting of stockholders in 2026, or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death (Proposal 5);
6.	The Equity Incentive Plan Proposal—To consider and vote upon a proposal to approve the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex C (Proposal 6);
7.	The ESPP Proposal—To consider and vote upon a proposal to approve the Profusa, Inc. Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex D (Proposal 7);
8.
The NTA Requirement Amendment Proposal—To consider and vote upon a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission (Proposal 8);

9.
The Adjournment Proposal—To consider and vote upon a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposal, the Director Election Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the NTA Requirement Amendment Proposal, and, or if we determine that one or more of the closing conditions to Merger Agreement is not satisfied or waived (Proposal 9).

These items of business are described in the attached proxy statement/prospectus, which we encourage you to read in its entirety before voting. IN PARTICULAR, WE URGE YOU TO CAREFULLY READ THE SECTION ENTITLED “RISK FACTORS.” Only holders of record of NorthView Common Stock at the close of business on [   ], 2024 (the “Record Date”) are entitled to notice of the Special Meeting and to vote and have their votes counted at the Special Meeting and any adjournments or postponements of the Special Meeting.
The accompanying proxy statement/prospectus provides a detailed summary of the Merger Agreement and the merger. The proxy statement/prospectus, including the copy of the Merger Agreement attached thereto as Annex A, is incorporated by reference into this notice.
Pursuant to the Existing Charter, NorthView will provide holders of NorthView’s Public Shares with the opportunity to redeem their public shares for cash equal to their pro rata share of the aggregate amount on deposit in NorthView’s trust account, which holds the proceeds of the NorthView IPO (as defined herein), as of two business days prior to the consummation of the transactions contemplated by the Business Combination Proposal (including interest earned on the funds held in the trust account and not previously released to NorthView to pay its taxes). For illustrative purposes, based on funds in the trust account of approximately $8.4 million on March 22, 2024, the estimated per share redemption price would have been approximately $11.41, less any taxes payable from interest income. Public stockholders (as defined herein) may elect to redeem their shares even if they vote for the Business Combination Proposal. A holder of public shares, together with any of its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from seeking redemption rights with respect to more than 15% of the public shares without the consent of NorthView. Accordingly, all public shares in excess of 15% held by a public stockholder, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed for cash without the consent of NorthView. The Sponsor and NorthView’s directors and officers have agreed to waive their redemption rights in connection with the consummation of the Business Combination with respect to any shares of common stock they may hold. Collectively, the Sponsor and the NorthView directors and officers own 78.7% of NorthView’s issued and outstanding common stock. The Sponsor and NorthView’s directors and officers have agreed to vote any shares of common stock owned by them in favor of each of the proposals presented at the Special Meeting.
After careful consideration, NorthView’s board of directors (the “NorthView Board”) has determined that the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Nasdaq Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the Adjournment Proposal, and the election of each of the nominees to the Board of Directors listed in this proxy statement/prospectus are fair to and in the best interests of NorthView and its stockholders and unanimously recommends that you vote or give instruction to vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Nasdaq Proposal, “FOR” the Equity Incentive Plan Proposal, “FOR” the ESPP Proposal, “FOR” the NTA Requirement Amendment Proposal, and “FOR” the Adjournment Proposal, if presented, as well as “FOR” the election of each of the nominees to the Board of Directors listed in this proxy statement/prospectus.
Consummation of the Business Combination is conditional on approval of each of the Condition Precedent Proposals. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote. The proxy statement/prospectus accompanying this notice explains the Merger Agreement and the transactions contemplated thereby, as well as the proposals to be considered at the Special Meeting. Please review the proxy statement/prospectus carefully.
All NorthView’s stockholders are cordially invited to attend the Special Meeting in virtual format. NorthView’s stockholders may attend, vote and examine the list of NorthView’s stockholders entitled to vote at the Special Meeting by visiting [   ] and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically. To ensure your representation at the Special Meeting, you are urged to complete, sign, date and return the enclosed proxy card as soon as possible. If your shares are held in an account at a brokerage firm or bank, you must instruct your broker or bank on how to vote your shares.
A complete list of NorthView’s stockholders of record entitled to vote at the Special Meeting will be available for ten days before the Special Meeting at the principal executive offices of NorthView for inspection by stockholders during business hours for any purpose germane to the Special Meeting.
Your vote is important regardless of the number of shares you own. Whether you plan to attend the Special Meeting or not, please sign, date and return the enclosed proxy card as soon as possible in the envelope provided. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted.
Thank you for your participation. We look forward to your continued support.
By Order of the Board of Directors,

NORTHVIEW ACQUISITION CORP.

Peter O’Rourke
[•], 2024	Chairman of the Board of Directors
IF YOU RETURN YOUR PROXY CARD WITHOUT AN INDICATION OF HOW YOU WISH TO VOTE, YOUR SHARES WILL BE VOTED IN FAVOR OF EACH OF THE PROPOSALS. TO EXERCISE YOUR REDEMPTION RIGHTS, YOU MUST ELECT TO HAVE NORTHVIEW REDEEM YOUR SHARES FOR A PRO RATA PORTION OF THE FUNDS HELD IN THE TRUST ACCOUNT AND TENDER YOUR SHARES TO NORTHVIEW’S TRANSFER AGENT AT LEAST TWO (2) BUSINESS DAYS PRIOR TO THE VOTE AT THE SPECIAL MEETING. YOU MAY TENDER YOUR SHARES EITHER BY DELIVERING YOUR SHARE CERTIFICATE TO THE TRANSFER AGENT OR BY DELIVERING YOUR SHARES ELECTRONICALLY USING THE DEPOSITORY TRUST COMPANY’S DWAC (DEPOSIT AND WITHDRAWAL AT CUSTODIAN) SYSTEM. IF THE BUSINESS COMBINATION IS NOT COMPLETED, THEN THESE SHARES WILL NOT BE REDEEMED FOR CASH. IF YOU HOLD THE SHARES IN STREET NAME, YOU WILL NEED TO INSTRUCT THE ACCOUNT EXECUTIVE AT YOUR BANK OR BROKER TO WITHDRAW THE SHARES FROM YOUR ACCOUNT IN ORDER TO EXERCISE YOUR REDEMPTION RIGHTS. SEE “SPECIAL MEETING OF NORTHVIEW’S HOLDERS—REDEMPTION RIGHTS” FOR MORE SPECIFIC INSTRUCTIONS.

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This proxy statement/prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any jurisdiction in which such offer, solicitation or sale would be unlawful.
PRELIMINARY – SUBJECT TO COMPLETION, DATED MAY 9, 2024
PRELIMINARY PROXY STATEMENT FOR SPECIAL MEETING OF
THE STOCKHOLDERS OF NORTHVIEW ACQUISITION CORPORATION
(A DELAWARE CORPORATION)
PROSPECTUS FOR 16,875,000 SHARES OF COMMON STOCK OF NORTHVIEW ACQUISITION
CORPORATION, WHICH WILL BE RENAMED “PROFUSA, INC.”

The board of directors of NorthView Acquisition Corporation, a Delaware corporation (“NorthView”, “we” or “our”), has unanimously approved (1) the merger of NV Profusa Merger Sub Inc., a Delaware corporation and a direct wholly owned subsidiary of NorthView (“Merger Sub”), with and into Profusa, Inc. (“Profusa”), a California corporation (the “Merger”), with Profusa surviving the Merger as a wholly owned subsidiary of NorthView (the time that the Merger becomes effective being referred to as the “Effective Time”), pursuant to the terms of the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among NorthView, Merger Sub and Profusa, attached to this proxy statement/prospectus as Annex A (the “Merger Agreement”), as more fully described elsewhere in this proxy statement/prospectus and (2) the other transactions contemplated by the Merger Agreement and documents related thereto (collectively, the “Business Combination”). As used in this proxy statement/prospectus, “New Profusa” refers to NorthView after giving effect to the Business Combination.
Pursuant to the Merger Agreement, immediately prior to the Effective Time (as defined in this proxy statement/prospectus), each share of issued and outstanding Profusa preferred stock, par value $0.01, shall be converted into a number of shares of Profusa common stock, par value $0.01 (“Profusa Common Stock”). At the effective time of the Merger, (i) each share of issued and outstanding Profusa Common Stock shall be converted into a number of shares of NorthView common stock, par value $0.0001 (“NorthView Common Stock”), based on the Exchange Ratio described below, (ii) each option to purchase Profusa Common Stock shall be converted into an option to purchase NorthView Common Stock at the Exchange Ratio, and (iii) each warrant to purchase Profusa Common Stock shall be converted into a warrant to purchase NorthView Common Stock at the Warrant Ratio (defined the Merger Agreement). Following the entry into Amendment No. 3 to the Merger Agreement (as defined below), the aggregate consideration to be received by the Profusa shareholders is based on the sum of (a) the pre-transaction equity value of $155,000,000, plus (b) the Private Placement Value (which is expected to be $25,000,000 for purposes of this proxy statement/prospectus and as contemplated by the Vellar Transactions described herein), and the Exchange Ratio will be equal to the value of a share of Profusa Common Stock, based on an equity valuation of Profusa of $155,000,000 (as adjusted for the Private Placement Value), divided by an assumed value of NorthView Common Stock of $10.00 per share. As of [ ], the Exchange Ratio and the Per Share Merger Consideration are estimated to be [ ] and [ ], respectively, at the time of Closing. Following the Effective Time, NorthView will change its name to “Profusa, Inc.”
This prospectus covers 16,875,000 shares of New Profusa Common Stock issued to holders of Profusa Common Stock in exchange for shares of Profusa Common Stock outstanding at Closing, based on the Exchange Ratio (as defined below). The number of shares of New Profusa Common Stock that this prospectus covers represents the maximum number of shares that may be issued to holders of shares, warrants and equity awards of Profusa in connection with the Business Combination. This offering is contingent upon final approval of The Nasdaq Stock Market LLC (“Nasdaq”) of our listing. Certain shares being issued as Merger Consideration to be received by certain holders of Profusa Common Stock will not be registered on this proxy statement/prospectus.
The NorthView stockholders previously elected to redeem 18,000,868 public shares of NorthView Common Stock in connection with a shareholder meeting on March 10, 2023, related to the extension of NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024 (together with the previous extensions, the “Extension”). The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding.
Immediately after the Closing, assuming no holder of Public Shares exercises its redemption rights, (i) Profusa shareholders (other than the Stock Subscription investors) will own, collectively, approximately 45.6% of the outstanding New Profusa Common Stock; (ii) NorthView’s public stockholders will retain an ownership interest of approximately 14.0% of the outstanding New Profusa Common Stock; (iii) the Sponsor (and its affiliates) will own approximately 18.2% of the outstanding New Profusa Common Stock, (iv) the Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares will own, collectively, approximately 17.5% of the outstanding New Profusa Common Stock and (v) other stockholders will own approximately 4.7% of the outstanding New Profusa Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 47.0%, 11.4%, 18.8%, 18.0% and 4.8% respectively, assuming the maximum redemption scenario. If the actual facts are different than these assumptions, the ownership percentages in New Profusa will be different.
NorthView is, and New Profusa will be, an “emerging growth company” as defined under the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. New Profusa may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies.
NorthView Common Stock, NorthView rights, and NorthView warrants are currently listed and traded on the Nasdaq under the symbols “NVAC,” “NVACR,” and “NVACW”, respectively. NorthView intends to apply for listing, effective at the time of the Closing, of New Profusa Common Stock and New Profusa Warrants on the Nasdaq under the symbols “PFSA” and ‘‘PFSAW”, respectively. The NorthView rights will convert to shares of NorthView Common Stock at the Closing, and will cease to be outstanding. This proxy statement/prospectus provides stockholders of NorthView with detailed information about the proposed Business Combination and other matters to be considered at the Special Meeting of NorthView. We encourage you to read this entire document, including the Annexes and other documents referred to herein, carefully and in their entirety. You should also carefully consider the risk factors described in the section entitled “Risk Factors” beginning on page 22 of this proxy statement/prospectus.
NEITHER THE U.S. SECURITIES AND EXCHANGE COMMISSION NOR ANY U.S. STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE TRANSACTIONS DESCRIBED IN THIS PROXY STATEMENT/PROSPECTUS OR ANY OF THE SECURITIES TO BE ISSUED IN THE BUSINESS COMBINATION, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.
This proxy statement/prospectus is dated [•], 2024 and is first being mailed to the stockholders of NorthView on or about that date.

i

MARKET AND INDUSTRY DATA
This proxy statement/prospectus contains estimates, projections, and other information concerning Profusa’s industry and business, as well as data regarding market research, estimates, and forecasts prepared by Profusa’s management. Information that is based on estimates, forecasts, projections, market research, or similar methodologies is inherently subject to uncertainties, and actual events or circumstances may differ materially from events and circumstances that are assumed in this information. The industry in which Profusa operates is subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section entitled “Risk Factors.” Unless otherwise expressly stated, Profusa obtained this industry, business, market, and other data from reports, research surveys, studies, and similar data prepared by market research firms and other third parties, industry and general publications, government data, and similar sources that Profusa did not pay for, sponsor, conduct or otherwise commission. Forecasts and other forward-looking information with respect to industry, business, market, and other data are subject to the same qualifications and additional uncertainties regarding the other forward-looking statements in this proxy statement/prospectus. See “Cautionary Note Regarding Forward-Looking Statements.”
TRADEMARKS
This proxy statement/prospectus includes trademarks, tradenames and service marks, certain of which belong to us, Profusa and others that are the property of other organizations. Solely for convenience, trademarks, tradenames and service marks referred to in this proxy statement/prospectus appear without the ®, TM and SM symbols, but the absence of those symbols is not intended to indicate, in any way, that we or Profusa will not assert our or their rights or that the applicable owner will not assert its rights to these trademarks, tradenames and service marks to the fullest extent under applicable law. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.
FREQUENTLY USED TERMS
In this document:
“Aggregate Earnout Shares” means 3,875,000 shares of NorthView Common Stock, which shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of NorthView Common Stock), reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of NorthView Common Stock occurring prior to the time any Earnout Shares are delivered to the Participating Securityholders.
“Aggregate Merger Consideration” means the aggregate Per Share Merger Consideration, plus the Aggregate Earnout Shares payable pursuant to the Merger Agreement to the participating Profusa securityholders.
“Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than NorthView and Merger Sub or their respective affiliates) relating to, in a single transaction or series of related transactions, (a) any direct or indirect acquisition or purchase of a business that constitutes 15% or more of the net revenues, net income or assets of Profusa and its subsidiaries (if any), taken as a whole, (b) any direct or indirect acquisition of 15% or more of the consolidated assets of Profusa and its subsidiaries (if any), taken as a whole (based on the fair market value thereof, as determined in good faith by the Profusa Board), including through the acquisition of one or more of Profusa’s subsidiaries (if any) owning such assets, (c) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of 15% or more of the total voting power of the equity securities of Profusa, any tender offer or exchange offer that if consummated would result in any person beneficially owning 15% or more of the total voting power of the equity securities of Profusa, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving Profusa (or any of Profusa’s subsidiaries (if any) whose business constitutes 15% or more of the net revenues, net income or assets of Profusa and its subsidiaries (if any), taken as a whole), in each case that would require Profusa to abandon the transactions contemplated by the Merger Agreement or (d) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of 15% or more of the total voting power of the equity securities of Profusa in a transaction that would require Profusa to abandon the transactions contemplated by the Merger Agreement; provided that, for the avoidance of doubt, no Permitted Financing shall constitute an Acquisition Proposal.

“Condition Precedent Proposals” means the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal and the NTA Requirement Amendment Proposal.
“Business Combination” means the transactions contemplated by the Merger Agreement, including the Merger.
“Merger Agreement” means the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, as may be amended, by and among NorthView, Merger Sub and Profusa.
“Business Combination Proposal” means the proposal to approve the adoption of the Merger Agreement and the Business Combination.
“Certificate of Merger” means the certificate of merger effecting the Merger pursuant to the DGCL.
“Closing” means the consummation of the Business Combination.
“Closing Date” means the date upon which the Closing is to occur.
“Code” means the Internal Revenue Code of 1986, as amended.
“DGCL” means the Delaware General Corporation Law.
“ESPP” means the Profusa, Inc. Employee Stock Purchase Plan, a copy of which is attached to the proxy statement/prospectus as Annex D.
“Existing Charter” means NorthView’s amended and restated certificate of incorporation currently in effect.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the quotient obtained by dividing (i) the Profusa Reference Share Value, by (ii) $10.
“Fully Diluted Profusa Shares” means, as of the Effective Time, a number of shares of Profusa Common Stock equal to the sum of (i) the number of shares of Profusa Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Profusa Common Stock issuable in respect of all issued, outstanding and in-the-money Profusa Options, if any, and (iii) the number of shares of Profusa Common Stock issuable upon the conversion of the Profusa Preferred Stock pursuant to the Certificate of Incorporation of Profusa and the Merger Agreement; and excluding shares of Profusa Common Stock (x) issuable upon conversion of Profusa’s convertible instruments or any financing that Profusa is permitted to undertake under the Merger Agreement, and (z) issuable upon any option to purchase Profusa Common Stock that is not vested as of the Closing.
“Inducement Amount” means the value (at $10 per share) of the Inducement Shares that Profusa reasonably determines is reasonably required to be issued to induce investors to provide funding, or to induce holders of NorthView Common Stock who exercise their Redemption Rights to withdraw such exercise (but only after the Redemption Deadline), in order to cause NorthView to satisfy the minimum cash requirements.
“IPO” means NorthView’s initial public offering of NorthView Units, consummated on December 22, 2021.
“JOBS Act” means the Jumpstart Our Business Startups Act of 2012, as amended.
“Merger” means the merger of Merger Sub with and into Profusa, with Profusa surviving as a wholly owned subsidiary of NorthView.
“Merger Effective Time” means the effective time of the Merger, as specified in the filing of the Certificate of Merger with the Secretary of State of the State of Delaware and the Secretary of State of the State of California.
“Merger Sub” means NV Profusa Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of NorthView.
“Minimum Cash Amount” means $15,000,000.
“Nasdaq” means The Nasdaq Stock Market LLC.
“New Profusa” means NorthView following the consummation of the Business Combination.
“NorthView’s Board” means NorthView’s board of directors.
“NorthView Closing Cash on Hand” means, as of immediately prior to the Closing, an aggregate amount equal to, without duplication, (i) the amount in NorthView’s trust account prior to any exercise of redemption rights in accordance with NorthView’s Existing Charter, less (ii) amounts required to settle all actual exercises of redemption rights in accordance with NorthView’s Existing Charter, plus (iii) the aggregate proceeds actually received by NorthView from the consummation of the private placements, plus (iv) the proceeds of any Additional Financings (as defined in the Merger Agreement), if any, less (v) the Outstanding Parent Transaction Expenses (as defined in the Merger Agreement).
“NorthView” means NorthView Acquisition Corporation, a Delaware corporation.
“NorthView Common Stock” means the common stock of NorthView, par value $0.0001 per share.
“NorthView Founder Shares” means the 5,175,000 shares of NorthView Common Stock purchased by the Sponsor prior to the IPO.
“NorthView Holders” means holders of NorthView Common Stock, including, without limitation, the NorthView Initial Stockholders.
“NorthView Initial Stockholders” means the holders of NorthView’s founder stock prior to its IPO.
“Proposals” means Proposal 1 (the Business Combination Proposal), Proposal 2 (the Charter Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 5 (the Director Election Proposal), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), Proposal 8 (The NTA Requirement Amendment Proposal), and Proposal 9 (the Adjournment Proposal).
“NorthView Right” means a right issued by NorthView entitling the holder thereof to receive one-tenth (1/10) of one share of NorthView Common Stock upon the consummation of the Business Combination.
“NorthView Rights Holder” means a person that beneficially owns a NorthView Right.
“NorthView Units” means the 18,975,000 units issued in the IPO, each of which consisted of one share of NorthView Common Stock, one NorthView Right and one-half of one Public NorthView Warrant.
“NorthView Warrants” means the NorthView Public Warrants together with the Private Placement Warrants.
“NorthView Public Warrants” means the NorthView Warrants originally included as part of the NorthView Units and redeemable following the initial business combination.
“PCAOB” means the U.S. Public Company Accounting Oversight Board.
“Per Share Merger Consideration” means the number of NorthView Common Shares resulting from the product of (x) each share of Profusa Common Stock that is issued and outstanding immediately prior to the Effective Time (excluding any cancelled and dissenting Profusa shares) multiplied by (y) the Exchange Ratio (rounded to the nearest whole number).
“Profusa Charter” means the current articles of incorporation of Profusa.
“Profusa Private Placement Financing” means the dollar amount of funds received by Profusa after March 4, 2024, in exchange for the issuance of Profusa securities.
“Profusa Reference Share Value” means a dollar amount equal to (i) the sum of (a) $155,000,000, plus the Private Placement Value plus (b) the aggregate dollar amount payable to Profusa upon the exercise of all Profusa Options, if any outstanding, and Profusa Warrants that are outstanding, in-the-money and exercisable immediately prior to the Effective Time, calculated by adding the sum of all exercise prices under such Profusa Options and Profusa Warrants, minus (c) 20% of the Inducement Amount minus (d) the aggregate value of the Profusa Junior Convertible Notes, the Profusa Senior Convertible Notes and any convertible promissory notes issued in any Permitted Financing in each case that are outstanding immediately prior to the Closing, if any, divided by (ii) the number of Fully Diluted Profusa Shares.
“Proposed Charter” means the second amended and restated Certificate of Incorporation of NorthView, a copy of which is attached to the accompanying proxy statement/prospectus as Annex B.
“Prospectus” means this proxy statement/prospectus.
“Public Shares” means shares of NorthView Common Stock sold as part of the units in NorthView’s initial public offering (whether they were purchased in NorthView’s initial public offering or thereafter in the open market).
“Private Placement Value” means the product of (i) any Profusa Private Placement Financing, multiplied by the quotient of (ii) (A) the Parent Per Share Value divided by (B) two (2). The Private Placement Value is estimated to be $25,000,000 for purposes of this proxy statement/prospectus.
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“Private Placement Warrants” means the NorthView Warrants issued in a private placement to our Sponsor, I-Bankers, and Dawson James simultaneously with the closing of our IPO.
“Profusa” means Profusa, Inc., a California corporation.
“Public NorthView Holders” means holders of NorthView Common Stock which are not NorthView Initial Stockholders, together with holders of NorthView Warrants and NorthView Rights.
“Record Date” means [•].
“Redemption Date” means [•].
“SEC” means the U.S. Securities and Exchange Commission.
“Securities Act” means the Securities Act of 1933, as amended.
“Sponsor” means NorthView Sponsor I, LLC, a Delaware limited liability company.
“Surviving Corporation” means Profusa Sciences, Inc., a California corporation, as of and following the Merger Effective Time.
“Trust Account” means the trust account established pursuant to NorthView’s IPO, with Continental Stock Transfer & Trust Company acting as trustee, in which the proceeds from the IPO and related private placement were placed.
“GAAP” means United States generally accepted accounting principles.
“Warrant Agreement” means the existing Warrant Agreement, dated December 20, 2021, between Continental Stock Transfer & Trust Company, as warrant agent, and NorthView, pursuant to which the NorthView Warrants were issued.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
Certain statements in this proxy statement/prospectus may constitute “forward-looking statements” for purposes of the federal securities laws. Our forward-looking statements include, but are not limited to, statements regarding our or our management team’s expectations, hopes, beliefs, intentions or strategies regarding the future. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements in this proxy statement/prospectus may include, for example, statements about:
•	our ability to consummate the Business Combination;
•	changes to the terms of or waivers of closing conditions in the Merger Agreement;
•	the benefits of the Business Combination;
•	the combined company’s financial performance following the Business Combination;
•	the ability to obtain or maintain the listing of our securities on Nasdaq following the Business Combination;
•	changes in Profusa’s strategy, future operations, financial position, estimated revenues and losses, projected costs, prospects and plans;
•	Profusa’s strategic advantages and the impact those advantages will have on future financial and operational results;
•	expansion plans and opportunities;
•	Profusa’s ability to grow its business in a cost-effective manner;
•	the implementation, market acceptance and success of Profusa’s business model;
•	developments and projections relating to Profusa’s competitors and industry;
•	Profusa’s approach and goals with respect to technology;
•	Profusa’s expectations regarding its ability to obtain and maintain intellectual property protection and not infringe on the rights of others;
•	the impact of the COVID-19 pandemic on Profusa’s business;
•	political and economic instability, including the effects of Russia’s invasion of Ukraine and the Israel and Hamas conflict;
•	changes in applicable laws or regulations; and
•	the outcome of any known and unknown litigation and regulatory proceedings.
These forward-looking statements are based on information available as of the date of this proxy statement/prospectus, and current expectations, forecasts and assumptions, and involve a number of judgments, risks and uncertainties. Accordingly, forward-looking statements should not be relied upon as representing our views as of any subsequent date, and we do not undertake any obligation to update forward-looking statements to reflect events or circumstances after the date they were made, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

You should not place undue reliance on these forward-looking statements in deciding how to vote your shares of NorthView Common Stock on the proposals set forth in this proxy statement/prospectus. As a result of a number of known and unknown risks and uncertainties, the actual results or performance of the combined company may be materially different from those expressed or implied by these forward-looking statements. Some factors that could cause actual results to differ include:
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the occurrence of any event, change or other circumstances that could delay the Business Combination or give rise to the termination of the Merger Agreement, including, without limitation, our ability to close on any “PIPE” or private placement investment;

•	the outcome of any legal proceedings that may be instituted against NorthView, Merger Sub or Profusa following the date of this proxy statement/prospectus;
•
the inability to complete the Business Combination due to the failure to obtain approval of the NorthView stockholders or to satisfy other conditions to the Closing in the Merger Agreement, including the Minimum Cash Amount;

•	the inability to obtain or maintain the listing of the NorthView Common Stock on Nasdaq following the Business Combination;
•	the risk that the proposed Business Combination disrupts current plans and operations of Profusa as a result of the announcement and consummation of the transactions described herein;
•
our ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition and the ability of Profusa to grow and manage growth profitably following the Business Combination;

•	costs related to the Business Combination;
•	changes in applicable laws or regulations;
•	the effects of the COVID-19 pandemic on Profusa’s business;
•	the lack of a third-party valuation in determining whether or not to pursue the proposed transaction;
•	the ability to implement business plans, forecasts, and other expectations after the completion of the proposed transaction, and identify and realize additional opportunities;
•	the risk of downturns and the possibility of rapid change in the highly competitive industry in which Profusa operates;
•	the risk that Profusa and its current and future collaborators are unable to successfully develop and commercialize Profusa’s products or services, or experience significant delays in doing so;
•	the risk that the post-combination company may never achieve or sustain profitability;
•	the risk that the post-combination company will need to raise additional capital to execute its business plan, which may not be available on acceptable terms or at all;
•	the risk that the post-combination company experiences difficulties in managing its growth and expanding operations;
•	the risk that third-party suppliers and manufacturers are not able to fully and timely meet their obligations;
•	the risk that Profusa is unable to secure or protect its intellectual property;
•	the possibility that NorthView, Merger Sub or Profusa may be adversely affected by other economic, business, and/or competitive factors; and
•	other risks and uncertainties described in this proxy statement/prospectus, including those under the section entitled “Risk Factors.”

SUMMARY OF THE MATERIAL TERMS OF THE TRANSACTIONS
This summary term sheet, together with the sections entitled “Questions and Answers About the Proposals” and “Summary of the Proxy Statement/Prospectus,” summarizes certain information contained in this proxy statement/prospectus, but does not contain all of the information that is important to you. You should read carefully this entire proxy statement/prospectus, including the attached Annexes, for a more complete understanding of the matters to be considered at the Special Meeting. In addition, for definitions used commonly throughout this proxy statement/prospectus, including this summary term sheet, see “Frequently Used Terms.”
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NorthView Acquisition Corporation, a Delaware corporation, which we refer to as “NorthView,” “we,” “us,” or “our,” is a special purpose acquisition company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar Business Combination with one or more businesses.

•
On December 22, 2021, we consummated the IPO of 18,975,000 units at a price of $10.00 per unit (including 2,475,000 units from the full exercise of the underwriters’ over-allotment option), generating gross proceeds of $189,750,000. Simultaneously with the closing of the IPO, we consummated the sale of 7,347,500 private placement warrants to the Sponsor at a price of $1.00 per warrant, generating gross proceeds of $7,347,500. Subsequently, the units were separated on January 21, 2022, resulting in NorthView’s shares of common stock, its warrants and its rights trading separately.

•
The NorthView Common Stock was originally sold in the IPO as a component of the NorthView units for $10.00 per unit. The NorthView units consisted of one share of NorthView Common Stock, one right and one-half of one NorthView warrant. Each right entitles the holder thereof to receive one-tenth (1/10) of one share of common stock upon the consummation of an initial business combination and each warrant entitles the holder thereof to purchase one share of common stock for $11.50 per share, subject to adjustment. As of [•], the record date, the closing price on Nasdaq of the NorthView Common Stock, the NorthView Rights, and the NorthView Warrants were $[•], $[•] and $[•] per security, respectively.

•
Following the IPO, including the exercise of the over-allotment option and the sale of the private placement warrants, a total of $191,647,500 was deposited into a U.S.-based trust account with Continental Stock Transfer & Trust Company, acting as trustee. Except as described in the prospectus for the IPO, these proceeds will not be released until the earlier of the completion of an initial Business Combination and NorthView’s redemption of 100% of the outstanding public shares upon its failure to consummate a Business Combination within the completion window.

•
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock related to the extension of NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding. As of December 31, 2023, NorthView had 833,469 public shares of NorthView Common Stock outstanding, and held approximately $9.3 million in the Trust Account. As of March 22, 2024, NorthView had 738,075 public shares of NorthView Common Stock outstanding, and held approximately $8.4 million in the Trust Account.

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Profusa, Inc., a California corporation, which we refer to as “Profusa”, is a digital health technology company based in Emeryville, CA, that has developed a real time, consumer-friendly platform which measures an individual’s biochemistry, is easy to use, cost-effective, and provides the necessary data to manage chronic disease and health and wellness decisions to improve health outcomes for a large population of potential users.

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On November 7, 2022, NorthView entered into a Merger Agreement and Plan of Reorganization with Merger Sub and Profusa, which among other things, provides for Merger Sub to be merged with and into Profusa with Profusa being the surviving company and a wholly owned subsidiary of NorthView.

•
Subject to the terms of the Merger Agreement, the aggregate merger consideration payable to holders of Profusa Common Stock will be equal to the aggregate Per Share Merger Consideration plus the Aggregate Earnout Shares.

•
NorthView management and the NorthView Board considered various factors in determining whether to approve the Merger Agreement and the Transactions. For more information about the reasons that the NorthView Board considered in determining its recommendation, see “Proposal 1—The Business Combination Proposal—The NorthView Board’s Reasons for the Approval of the Business Combination.” When you consider the NorthView Board’s recommendation of these proposals, you should keep in mind that the Sponsor and NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of NorthView’s stockholders generally. The NorthView Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to NorthView’s stockholders that they vote “FOR” the proposals presented at the Special Meeting.

•	At the Special Meeting, NorthView’s stockholders will be asked to consider and vote on the following proposals:
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a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/ prospectus. Please see the section entitled “Proposal 1—The Business Combination Proposal”;

•
a proposal to approve and adopt the Proposed Charter to replace the Existing Charter and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Charter and the Existing Charter. Please see the section entitled “Proposal 2—The Charter Proposal”;

•
a proposal to consider and vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. Please see the section entitled “Proposal 3—The Governance Proposals”;

•
a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of NorthView’s issued and outstanding shares of NorthView Common Stock in connection with the Business Combination. Please see the section entitled “Proposal 4—The Nasdaq Proposals”;

•
a proposal to elect the five (5) individuals as directors to the New Profusa Board, effective immediately upon the Closing of the Business Combination, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal 5—The Director Election Proposal”;

•	a proposal to approve the Equity Incentive Plan. Please see the section entitled “Proposal 6—The Equity Incentive Plan Proposal”;
•	a proposal to approve the ESPP. Please see the section entitled “Proposal 7—The ESPP Proposal”; and
•
a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. Please see the section entitled “Proposal 8—The NTA Requirement Amendment Proposal”;

x

•
a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal 9—The Adjournment Proposal.”

QUESTIONS AND ANSWERS ABOUT THE PROPOSALS
The following questions and answers briefly address some commonly asked questions about the proposals to be presented at the special meeting of stockholders, including with respect to the proposed Business Combination. The following questions and answers may not include all the information that is important to NorthView Holders. Stockholders are urged to read carefully this entire proxy statement/prospectus, including the financial statements and annexes attached hereto and the other documents referred to herein.
Questions and Answers about the Business Combination
Q:	What is the Business Combination?
A:
NorthView, Merger Sub, a wholly owned subsidiary of NorthView, and Profusa have entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Profusa, with Profusa surviving the merger as a wholly owned subsidiary of NorthView. In connection with the Merger, NorthView will change its name to “Profusa, Inc.”

NorthView will hold the Special Meeting to, among other things, obtain the approvals required for the Business Combination and the other transactions contemplated by the Merger Agreement and you are receiving this proxy statement/prospectus in connection with such meeting. In addition, a copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A. We urge you to read carefully this proxy statement/prospectus, including the Annexes and the other documents referred to herein, in their entirety.
Q:	Why am I receiving this proxy statement/prospectus?
A:
NorthView is sending this proxy statement/prospectus to its stockholders to help them decide how to vote their shares of NorthView Common Stock with respect to the matters to be considered at the Special Meeting.

NorthView and Profusa have agreed to the Business Combination under the terms of the Merger Agreement that is described in this proxy statement/prospectus. A copy of the Merger Agreement is attached to this proxy statement/prospectus as Annex A, and NorthView encourages its stockholders to read it in its entirety. NorthView’s stockholders are being asked to consider and vote upon a proposal to approve the adoption of the Merger Agreement and approve the Transactions, which, among other things, include provisions for Merger Sub to be merged with and into Profusa with Profusa being the surviving corporation as a wholly owned subsidiary of NorthView. See “Proposal 1—The Business Combination Proposal.”
The Business Combination cannot be completed unless NorthView’s stockholders approve (a) a proposal to approve and adopt the Proposed Charter, a copy of which is attached hereto as Annex B, which is referred to herein as the “Charter Proposal,” (b) a proposal to approve, for purpose of complying with Nasdaq Listing Rule 5635, the issuance of NorthView Common Stock in connection with the Business Combination, which is referred to herein as the “Nasdaq Proposals,” (c) a proposal to approve and adopt the Equity Incentive Plan, a copy of which is attached to the proxy statement/prospectus as Annex C, which is referred to herein as the “Equity Incentive Plan Proposal,” and (d) a proposal to approve and adopt the ESPP, a copy of which is attached to the proxy statement/prospectus as Annex D. Information about the Special Meeting, the Business Combination and the other business to be considered by stockholders at the Special Meeting is contained in this proxy statement/prospectus.
This document constitutes a proxy statement of NorthView and a prospectus of NorthView. It is a proxy statement because the NorthView Board is soliciting proxies from its stockholders to be voted at the Special Meeting. It is a prospectus because NorthView, in connection with the Business Combination, is offering shares of NorthView Common Stock and warrants to the Profusa shareholders in exchange for the outstanding shares of Profusa common stock. See “Proposal 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration”.
Q:	What will Profusa securityholders receive in the Business Combination?
A:
If the Business Combination is completed, each share of Profusa Common Stock issued and outstanding immediately prior to the effective time of the Business Combination (other than shares owned by Profusa as treasury stock) will be converted into the right to receive approximately [ ] shares of NorthView Common Stock (each NorthView share deemed to have a value of $10 per share), based on the parties’ current assumptions and subject to adjustments as set forth in the Merger Agreement. Based on the number of shares of Profusa Common Stock outstanding, the total number of shares expected to be issued in connection with the Business Combination is approximately 18,000,000 of NorthView Common Stock at Closing, plus the right to receive an aggregate of up to an additional 3,875,000 shares NorthView Common Stock on up the achievement of certain milestones, as further described in the section titled “Proposal 1—The Business Combination Proposal—The Merger Agreement.”
Q:	When do you expect the Business Combination to be completed?
A:
It is currently anticipated that the Business Combination will be consummated promptly following the Special Meeting, which is set for [•], 2024; however, such meeting could be adjourned, as described herein. Neither NorthView nor Profusa can assure you of when or if the Business Combination will be completed, and it is possible that factors outside of the control of both companies could result in the Business Combination being completed at a different time or not at all. NorthView must first obtain the approval of its stockholders for certain of the proposals set forth in this proxy statement/prospectus for their approval, and satisfy other closing conditions.

Q:	What happens if the Business Combination is not completed?
A:
There are certain circumstances under which the Merger Agreement may be terminated. See the section entitled “The Merger Agreement” for information regarding the parties’ specific termination rights. In addition, the Business Combination will not be consummated if the Business Combination Proposal is not approved or the other conditions to closing are not satisfied or waived.

If, as a result of the termination of the Merger Agreement or otherwise, NorthView is unable to complete a business combination before March 22, 2024 (as extended monthly for up to six months, ultimately until as late as September 22, 2024), or amend the NorthView Amended and Restated Certificate of Incorporation to further extend the date by which NorthView must consummate an initial business combination, NorthView’s Amended and Restated Certificate of Incorporation provides that NorthView will: (i) cease all operations except for the purpose of winding up; (ii) redeem the public shares of NorthView Common Stock at a per-share price equal to the aggregate amount then on deposit in the Trust Account, including interest (net of taxes payable), divided by the number of then outstanding public shares of NorthView Common Stock, which redemption will completely extinguish NorthView Holders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law; and (iii) as promptly as reasonably possible following such redemption, subject to the approval of NorthView’s remaining stockholders and NorthView’s Board, dissolve and liquidate, subject in each case to NorthView’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. See the section entitled “Risk Factors—Risks Related to NorthView and the Business Combination.” The NorthView Initial Stockholders have waived any right to any liquidation distribution with respect to their shares of NorthView Common Stock.
In the event of liquidation, there will be no distribution with respect to outstanding NorthView Warrants or NorthView Rights. Accordingly, the NorthView Warrants and the NorthView Rights will expire worthless.
Q:	What equity stake will current NorthView stockholders and current Profusa shareholders hold in the combined company immediately after consummation of the Business Combination?
A:
As of the date of this proxy statement/prospectus, there are (i) 6,027,219 shares of NorthView Common Stock outstanding, which includes an aggregate of 4,743,750 shares of NorthView Common Stock held by the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of 17,404,250 warrants to acquire NorthView Common Stock, comprised of 7,347,500 private placement warrants held by the Sponsor and Representatives, 9,487,500 public warrants, and 569,250 Representative Warrants. Each whole warrant will entitle the holder thereof to purchase one share of NorthView Common Stock at an exercise price of $11.50 per share. Additionally, there are 1,897,500 shares issuable pursuant to the 18,975,000 NorthView Rights outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of NorthView’s outstanding public shares are redeemed in connection with the Business Combination), NorthView’s fully diluted capitalization would be 25,328,969 shares of NorthView Common Stock.

Sponsor and Profusa’s Participating Security Holders have agreed to forfeit or contribute an aggregate of up to 1,300,000 shares of NorthView common stock (the “Inducement Shares”), with Sponsor and Profusa contributing up to 1,040,000 shares and 260,000 shares, respectively, in connection with fundraising efforts.
Immediately after the Closing, assuming no holder of Public Shares exercises its redemption rights, (i) Profusa shareholders (other than the Stock Subscription investors) will own, collectively, approximately 45.6% of the outstanding New Profusa Common Stock; (ii) NorthView’s public stockholders will retain an ownership interest of approximately 14.0% of the outstanding New Profusa Common Stock; (iii) the Sponsor (and its affiliates) will own approximately 18.2% of the outstanding New Profusa Common Stock, (iv) the Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares will own, collectively, approximately 17.5% of the outstanding New Profusa Common Stock, and (v) other stockholders will own approximately 4.7% of the outstanding New Profusa Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 47.0%, 11.4%, 18.8%, 18.0% and 4.8% respectively, assuming the maximum redemption scenario. If the actual facts are different than these assumptions, the ownership percentages in New Profusa will be different.
The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

NorthView Stockholders will experience additional dilution to the extent New Profusa issues additional shares of New Profusa Common Stock after the Closing. The table above excludes 17,404,250 shares issuable upon the exercise of 7,347,500 private placement warrants, 9,487,500 public warrants, and 569,250 Representative Warrants, but does include 1,897,500 shares issuable pursuant to outstanding NorthView Rights. The following table illustrates the impact on relative ownership levels assuming the issuance of all such shares:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	8.7	3,147,500	7.0
NorthView other shareholders(2)	5,193,750	11.3	5,193,750	11.5
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	28.3	13,000,000	28.8
Shares issued by NorthView to other parties(5)	661,503	1.4	661,503	1.5
Convertible Bridge Loan	675,000	1.5	675,000	1.5
Shares underlying NorthView Warrants	17,404,250	37.9	17,404,250	38.6
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	10.9	5,000,000	11.1
Total Common Stock shares on the expected closing date of the Business Combination	45,937,199	100.0	45,082,003	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

As noted above, there are currently outstanding an aggregate of 17,404,250 warrants to acquire shares of NorthView Common Stock, which is comprised of 7,347,500 private placement warrants held by the Sponsor and Representatives, 9,487,500 public warrants, and 569,250 Representative Warrants. Each of our outstanding whole warrants is exercisable for one share of New Profusa Common Stock commencing 30 days following the Closing and terminating five years from the Closing and will entitle the holder thereof to purchase one share of New Profusa Common Stock in accordance with its terms. Therefore, as of the date of this proxy statement/prospectus, if we assume that each outstanding whole warrant is exercised and one share of New Profusa Common Stock is issued as a result of such exercise, with payment to New Profusa of the exercise price of $11.50 per warrant for one whole share, our fully diluted share capital would increase by a total of 17,404,250 shares, with approximately $200.1 million paid to exercise the warrants.
The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) are (with limited exceptions) not transferable, assignable or salable until 30 days after the completion of an initial business combination and they are not redeemable by NorthView so long as they are held by the original holders or its permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the NorthView Public Warrants. If the Private Placement Warrants are held by holders other than the original holders or their permitted transferees, the Private Placement Warrants will be redeemable by Northview, or New Profusa, and exercisable by the holders on the same basis as the NorthView Public Warrants. For additional information, see section entitled “NorthView or New Profusa may redeem the unexpired NorthView Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.”
Q:	How will the level of redemptions by NorthView’s stockholders affect the ownership of non-redeeming NorthView’s stockholders in New Profusa upon the closing of the Business Combination?
A:
Because the Business Combination is structured as an acquisition of Profusa by NorthView, all NorthView Common Stock outstanding prior to the Business Combination will remain outstanding after the Business Combination, subject to the exercise of redemption rights by NorthView’s stockholders. Accordingly, the total number of shares of New Profusa Common Stock to be outstanding at the Closing (and the relative ownership levels of non-redeeming NorthView’s stockholders) will be affected by: (i) the number of shares of NorthView Common Stock redeemed in connection with the Business Combination and (ii) the number of shares of New Profusa Common Stock issued in connection with the Business Combination and the Private Placement.

Furthermore, to the extent that holders of NorthView Common Stock redeem their shares of NorthView Common Stock in connection with the Business Combination, their NorthView Warrants and NorthView Rights (which will be converted into New Profusa Common Stock at the Closing) will remain issued and outstanding notwithstanding the redemption of their NorthView Common Stock. Following the consummation of the Business Combination and pursuant to the terms of the NorthView Warrant Agreement, each whole Profusa Warrant will be exercisable for one Profusa Common Stock.
Sponsor and Profusa’s Participating Security Holders have agreed to forfeit or contribute an aggregate of up to 1,300,000 Inducement Shares, with Sponsor and Profusa contributing up to 1,040,000 shares and 260,000 shares, respectively, in connection with other fundraising efforts.
The following summarizes the pro forma New Profusa Common Stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

The table below presents the trust account value per share to NorthView public stockholders that elects not to redeem its shares across a range of varying redemption scenarios. This trust account value per share includes the per share cost of the Business Combination Marketing Fee.
As of March 22, 2024
Trust Account Value	$8,420,784
Total Public Shares	738,075
Trust Account value per Public Share	$11.41
	Assuming No Redemptions	Assuming Maximum Redemptions(1)
Redemptions (shares)	—	299,829
Redemptions ($)	$—	$3,420,783
Cash Portion of Business Combination Marketing Fee	$1,921,219	1,921,219
Cash Remaining in the Trust Account less Business Combination Marketing Fee	$6,499,565	$3,078,782
Public Shares post redemptions	738,075	438,246
Trust Value (net of Business Combination Market Fee) Per Public Share	$8.81	$7.03
(1)
Assumes redemptions of 299,829 public shares of NorthView Common Stock in connection with the Business Combination, at approximately $11.41 per share based on trust account figures as of March 22, 2024 subsequent to redemptions.

The table below presents the equity value per share to a NorthView Public Stockholder that elects not to redeem across a range of redemptions scenarios.
	Share Ownership in New Profusa
	Assuming No Redemptions			Assuming Maximum Redemptions(1)
	Number of Shares	Aggregate Equity Value (in millions)	Value per Share	Number of Shares	Aggregate Equity Value (in millions)	Value per Share
Base Scenario(2)	28,532,949	$168.42	$5.90	27,677,753	$165.00	$5.96
Assuming Settlement of 5M shares, Settlement Amount Adjustment of $2.50 and $10.00 Market Value(9)	31,032,949	$205.92	$6.64	32,427,753	$202.50	$6.24
Excluding Founder shares(3)	23,339,199	$168.42	$7.22	22,484,003	$165.00	$7.34
Assuming Earnout shares(4)	32,407,949	$168.42	$5.20	31,552,753	$165.00	$5.23
Assuming Exercise of NorthView Public Warrants(5)	38,020,449	$277.53	$7.30	37,165,253	$274.11	$7.38
Assuming Exercise of NorthView Private Placement Warrants(6)	36,449,699	$259.46	$7.12	35,594,503	$256.04	$7.19
Assuming Exercise of NorthView Public & Private Placement Warrants(7)	45,937,199	$368.57	$8.02	45,082,003	$365.15	$8.10
Excluding Founder shares and Assuming Exercise of Warrants(8)	40,743,449	$165.42	$4.06	39,888,253	$162.00	$4.06
(1)
Assumes redemptions of 299,829 public shares of NorthView Common Stock in connection with the Business Combination, at approximately $11.41 per share based on trust account figures as of March 22, 2024 subsequent to redemptions.

(2)	Includes assumptions for New Profusa Common Stock issued and outstanding immediately after the Business Combination, presented under the two redemption scenarios.
(3)	Excludes 4,743,750 founder shares of NorthView Common Stock held by Sponsor and its affiliates and 450,000 shares held by NorthView’s Representatives.
(4)	Assumes that 3,875,000 Earnout Shares of are issued at the time of Closing, with no change to the implied equity value of New Profusa at the time of Closing.
(5)	Assumes that 9,487,500 shares of New Profusa Common Stock are issued upon exercise of the NorthView Public Warrants, in exchange for $109.1 million in proceeds.
(6)
Assumes that 7,916,750 shares of New Profusa Common Stock are issued upon exercise of the NorthView Private Placement Warrants (including 569,250 Representative Warrants), in exchange for $91.0 million in proceeds.

(7)
Assumes that 7,916,750 shares of New Profusa Common Stock are issued upon exercise of the NorthView Private Placement Warrants (including 569,250 Representative Warrants), in exchange for $91.0 million in proceeds and 9,487,500 shares of NorthView Common Stock are issued upon exercise of the NorthView Public Warrants, in exchange for $109.1 million in proceeds.

(8)
Excludes 5,193,750 shares of NorthView Common Stock held by Sponsor and its affiliates, and assumes that 17,404,250 shares of NorthView Common Stock are issued upon exercise of the NorthView Public Warrants, in exchange for $200.1 million in proceeds.

(9)
Assumes that 2,500,000 shares of New Profusa Common Stock (in addition to the 2,500,000 shares included in the base scenario) are issued at a $10.00 Market Price/VWAP. A sensitivity analysis with various Market Price Assumptions is presented below.

	Settlement Amount[1]
Market price (VWAP)[1]		$12.00	$10.00	$8.00	$2.50
Settlement Amount Adjustment[1]	Shares	$2.50	$2.50[4]	$2.50[4]	$2.50[4]
Settlement Amount		$9.50	$7.50	$5.50	$0
Equity value – 1M Shares	1,000,000	$12,000,000	$10,000,000	$8,000,000	$2,500,000
Settlement Amount Adjustment – 1M Shares[2]	1,000,000	$2,500,000	$2,500,000	$2,500,000	$2,500,000
Settlement Amount – 1M Shares[3]	1,000,000	$9,500,000	$7,500,000	$5,500,000	$0
Settlement Adjustment %	—	20.8%	25.0%	31.3%	100.0%
Equity value – 2.5M Shares	$2,500,000	$30,000,000	$25,000,000	$20,000,000	$6,250,000
Settlement Amount Adjustment – 2.5M Shares[2]	2,500,000	$6,250,000	$6,250,000	$6,250,000	$6,250,000
Settlement Amount – 2.5M Shares[3]	2,500,000	$23,750,000	$18,750,000	$13,750,000	$0
Settlement Adjustment %	—	20.8%	25.0%	31.3%	100.0%
Equity value – 5M Shares	5,000,000	$60,000,000	$50,00,00,000	$40,000,000	$12,500,000
Settlement Amount Adjustment – 5M Shares[2]	5,000,000	$12,500,000	$12,500,000	$12,500,000	$12,500,000
Settlement Amount – 5M Shares[3]	5,000,000	$47,500,000	$37,500,000	$27,500,000	$0
Settlement Adjustment %	—	20.8%	25.0%	31.3%	100.0%
1
30 trading days following the Maturity Date (as such term will be defined in the CSED), Vellar and the other investor participating in the CSED shall pay to New Profusa a cash amount equal to (a) the product of (i) the then current Number of Shares (as such term will be defined in the CSED) underlying the Transaction (taking into account the Terminated Shares (as such term will be defined in the CSED) and Number of Shares Adjustment (as such term will be defined in the CSED)), multiplied by (ii) the VWAP Price (as such term will be defined in the CSED) determined over a period of time (to be agreed in definitive documentation) following the Valuation Date (as such term will be defined in the CSED) (such period ending on the Maturity Date, the “Valuation Period”), less (b) the Settlement Amount Adjustment (as defined below). The amount resulting from the operations described in the immediately preceding sentence shall be the Settlement Amount.

2
The “Settlement Amount Adjustment” is the cash amount paid to Vellar and the other investor participating in the CSED and is equal to the product of (i) the Maximum Number of Shares (as such term will be defined in the CSED) less Terminated Shares and (ii) 2.50.

3	The Settlement Amount to New Profusa is the difference between the Equity value less the Settlement Amount Adjustment.
4
In the event that New Profusa’s per share price falls below $2.50 for 20 out of 30 trading days (a “Trigger Event”), then Vellar may elect to accelerate the Valuation Date to the business day on which such election is made (such election, an “Acceleration Election”). The Settlement Amount Adjustment is to be a cash amount equal to the product of (i) the Maximum Number of Shares less Terminated Shares and (ii) $2.50. In the event the Settlement Amount is a negative number, New Profusa will issue to Vellar shares of New Profusa Common Stock (“Maturity Shares”) in an amount whose value, based on a valuation methodology in definitive documentation of the CSED and based on then prevailing market prices, is equal to the Settlement Amount.

Q:	Will NorthView enter into any financing arrangements in connection with the Business Combination?
Yes. Pursuant to the Merger Agreement, NorthView previously agreed to satisfy a $15,000,000 minimum cash requirement, net of NorthView’s transaction expenses, with such funds to be available at the time of

Closing, however such condition has since been conditionally waived by Profusa, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus). Additionally, on February 16, 2024, NorthView and Profusa entered into a binding term sheet with Vellar Opportunities Fund Master, Ltd. (“Vellar”) with respect to two separate transactions – a private placement investment (the “Stock Subscription”) to acquire Profusa Common Stock that will be converted into New Profusa Common Stock at Closing of the Business Combination and a cash-settled equity derivative transaction (the “CSED”). Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. Pursuant to the terms of the binding term sheet, and subject to mutually agreeable definitive documentation, Vellar and the other investor in the Stock Subscription and CSED will receive a total of 5,000,000 shares of New Profusa as merger consideration after the Business Combination, 2,500,000 shares of which relate to the $5,000,000 pre-closing Stock Subscription for its investment into Profusa. In addition, Vellar and the other investor will receive a total of 2,500,000 shares of New Profusa Common Stock from their shares acquired in Profusa pre-closing which will be subject to the CSED pursuant to the binding term sheet with Vellar, plus an additional 2,500,000 shares of New Profusa Common Stock to be purchased from New Profusa by Vellar and the other investor and made subject to the CSED. The parties are continuing to draft and finalize the definitive agreements for the Vellar Transactions in advance of the Business Combination. See section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources” for additional information.
Even though the term sheet is binding on the parties, NorthView, Profusa and Vellar intend to enter into a definitive agreement setting forth the final terms of the Stock Subscription and CSED. Once executed, the definitive agreement is expected to supersede the binding term sheet. Such definitive agreement will be fully disclosed on an appropriate form on Edgar to permit NorthView stockholders to consider such information in advance of the Special Meeting. In connection with such disclosure, NorthView may determine to adjourn or postpone the Special Meeting to allow time for consideration of such agreement.
Q:	What interests do NorthView’s current officers and directors have in the Business Combination?
A:
Certain of NorthView’s executive officers and certain non-employee directors may have interests in the Business Combination that are different from, or in addition to, the interests of NorthView’s stockholders generally. These interests include the continued service of certain directors of NorthView as directors of the combined company and the indemnification of former NorthView directors and officers by the combined company.

In addition, certain of NorthView’s current executive officers and directors have financial interests in the Business Combination that are different from, or in addition to, the interests of NorthView’s stockholders, other than NorthView’s initial stockholders. With respect to NorthView’s executive officers and directors, these interests include, among other things:
•
NorthView’s amended and restated articles of incorporation provide that if a definitive agreement to consummate a Business Combination has been executed but no Business Combination is consummated before March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024, or such later date as may be approved by NorthView’s stockholders), NorthView is required to begin the dissolution process provided for in NorthView’s amended and restated articles of incorporation. In the event of a dissolution:

○
the 4,743,750 NorthView Founder Shares that were purchased by the Sponsor prior to NorthView’s IPO for a purchase price of approximately $0.005 per share would become worthless, as the holders have waived any right to receive liquidation distributions with respect to these shares. Such shares had an aggregate market value of approximately $[•] million, based upon the closing price of $[•] of the NorthView Common Stock on Nasdaq on [•], the Record Date; and

○
the 5,162,500 Private Placement Warrants that were purchased by Sponsor for a purchase price of approximately $1.00 per warrant would become worthless. Such warrants had an aggregate market value of approximately $[•], based upon the closing price of $[•] of the NorthView Warrants on Nasdaq on [•], the Record Date.

The members of NorthView’s Board were aware of and considered the interests summarized above, among other matters, in evaluating and negotiating the Merger Agreement and the Business Combination and in recommending to NorthView’s stockholders that the Merger Agreement be approved and adopted. These interests are described in more detail in the section entitled “Proposal 1—The Business Combination Proposal—Interests of NorthView’s Directors and Officers in the Business Combination”. You should be aware of these interests when you consider the NorthView Board’s recommendation that you vote in favor of the approval and adoption of the Merger Agreement and the consummation of the transactions contemplated thereby.
Q:	When and where is the Special Meeting?
A:
The Special Meeting will be held at [  ] Eastern Time, on [•], in virtual format. NorthView’s stockholders may attend, vote and examine the list of NorthView’s stockholders entitled to vote at the Special Meeting by visiting [•] and entering the control number found on their proxy card, voting instruction form or notice included in their proxy materials. The Special Meeting will be held in virtual meeting format only. You will not be able to attend the Special Meeting physically.

Q:	How do I attend a Virtual Annual Meeting?
A:
If you are a stockholder of record, you received a proxy card from [ ]. The form contains instructions on how to attend the virtual annual meeting online, including the URL address, along with your control number. You will need your control number for access. If you do not have your control number, contact Continental at the phone number: [ ] or e-mail: [ ].

If you like you can pre-register to attend the virtual meeting starting [•], at [•]. Enter the URL address into your internet browser [•], enter your control number, name and email address. Once you pre-register, you can vote or enter questions in the chat box. At the start of the meeting you will need to re-log in using your control number and will also be prompted to enter your control number if you vote during the meeting.
Beneficial investors, who own their investments through a bank or broker, will need to contact Continental to receive a control number. If you plan to vote at the meeting, you will need to have a legal proxy from your bank or broker or, if you would like to join and not vote, Continental will issue you a guest control number with proof of ownership. Either way you must contact Continental for specific instructions on how to receive the control number. They can be contacted at the number or email address above. Please allow up to 72 hours prior to the meeting for processing your control number.
If you do not have internet capabilities, you can listen only to the meeting by dialing [•] (toll-free), outside the U.S. and Canada, [•] (standard rates apply) when prompted enter the pin number [•]. This is a listen-only line, you will not be able to vote or enter questions during the meeting.
Q:	What am I being asked to vote on and why is this approval necessary?
A:	The stockholders of NorthView are being asked to vote on the following:
1.
a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/prospectus. Please see the section entitled “Proposal 1—The Business Combination Proposal”;

2.
a proposal to approve and adopt the Proposed Charter to replace the Existing Charter and to vote on separate proposals to approve, on a non-binding advisory basis, certain material differences between the Proposed Charter and the Existing Charter. Please see the section entitled “Proposal 2—The Charter Proposal”;

3.
proposals to approve certain governance provisions contained in the Proposed Charter, presented separately in accordance with the United States Securities and Exchange Commission (“SEC”) requirements. Please see the section entitled “Proposal 3—The Governance Proposal”;

4.
a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of the issued and outstanding shares of NorthView Common Stock in connection with the Business Combination, including. Please see the section entitled “Proposal 4—The Nasdaq Proposals”;

5.
a proposal to elect the five (5) individuals as directors to the New Profusa Board, effective immediately upon the Closing of the Business Combination, with each Class I director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 202[ ], each Class II director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 202[ ] and each Class III director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 202[ ], or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal 5—The Director Election Proposal”;

6.
a proposal to approve the Equity Incentive Plan for the purpose of providing a means through which to enhance the ability to attract, retain, and motivate persons who make (or are expected to make) important contributions to New Profusa by providing these individuals with equity ownership opportunities and/or equity-linked compensatory opportunities. Please see the section entitled “Proposal 6—The Equity Incentive Plan Proposal”;

7.	a proposal to approve the Employee Stock Purchase Plan. Please see the section entitled “Proposal 7— The ESPP Proposal”;
8.
a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. Please see the section entitled “Proposal 8—The NTA Requirement Amendment Proposal”; and

9.
a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal 9—The Adjournment Proposal.”

NorthView will hold the Special Meeting to consider and vote upon these proposals. This proxy statement/prospectus contains important information about the proposed Business Combination and the other matters to be acted upon at the Special Meeting. Stockholders should read this proxy statement/prospectus carefully, including the Annexes and the other documents referred to herein.
Consummation of the Business Combination is conditional on approval of each of the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the ESPP Proposal, the NTA Requirement Amendment Proposal, and the Nasdaq Proposals, subject to the terms of the Merger Agreement. If any of these proposals is not approved, the other proposals, except the Adjournment Proposal, will not be presented to stockholders for a vote.
The vote of stockholders is important. Stockholders are encouraged to vote as soon as possible after carefully reviewing this proxy statement/prospectus.
Q:	I am a NorthView Warrant holder. Why am I receiving this proxy statement/prospectus?
A:
Upon consummation of the Business Combination, the NorthView Warrants shall, by their terms, entitle the holders to purchase NorthView Common Stock at a purchase price of $11.50 per share beginning 30 days after the consummation of the Business Combination. This proxy statement/prospectus includes important information about Profusa and the business of Profusa following consummation of the Business Combination. As holders of NorthView Warrants will be entitled to purchase NorthView Common Stock upon consummation of the Business Combination, NorthView urges you to read the information contained in this proxy statement/prospectus carefully.

Q:	How has the announcement of the Business Combination affected the trading price of NorthView’s securities?
The market value of the publicly traded common stock of NorthView on November 4, 2022, the last trading day preceding NorthView’s public announcement of the proposed Business Combination transaction was $9.98. The NorthView Warrants and NorthView Rights did not trade on November 4, 2022. On [ ], the most recent practicable date prior to the date of this proxy statement/prospectus, the NorthView Common Stock, NorthView Public Warrants and NorthView Rights closed at $[ ], $[ ] and $[ ], respectively.

Q:	What will happen to NorthView’s securities upon consummation of the Business Combination?
A:
NorthView Common Stock, NorthView Rights and NorthView Warrants are currently listed on Nasdaq under the symbols NVAC, NVACR and NVACW, respectively. Upon consummation of the Business Combination, NorthView will continue to have one class of common stock which will be listed on Nasdaq under the symbol “PFSA”, and its warrants will be listed on Nasdaq under the symbol “PFSAW”. NorthView Rights will be converted into New Profusa Common Stock at the Closing. NorthView warrant holders and those stockholders who do not elect to have their shares of NorthView Common Stock redeemed for a pro rata share of the trust account need not submit their common stock or warrant certificates, and such shares of stock and warrants will remain outstanding.

Q:	Why is NorthView proposing the Business Combination?
A:	NorthView was organized to effect a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses or entities.
On December 22, 2021, NorthView completed its initial public offering of units, with each unit consisting of one share of NorthView Common Stock, one NorthView Right, and one-half of one NorthView Warrant. Each NorthView Right entitles the holder thereof to receive one-tenth of one share of NorthView Common Stock, and each whole NorthView Warrant entitles the holder thereof to purchase one share of NorthView Common Stock at a price of $11.50, raising total gross proceeds of $189,750,000, reflecting the exercise in full of the underwriters’ over-allotment option. Since NorthView’s IPO, NorthView’s activity has been limited to the evaluation of business combination candidates.
Profusa, Inc. is a digital health technology company based in Emeryville, CA, that has developed a real time, consumer-friendly platform which measures an individual’s biochemistry, is easy to use, cost-effective, and provides the necessary data to manage chronic disease and health and wellness decisions to improve health outcomes for a large population of potential users.
Based on its investigations of Profusa and the industry in which it operates, including the financial and other information provided by Profusa in the course of their negotiations in connection with the Merger Agreement, NorthView believes that the Business Combination with Profusa is advisable and in the best interests of NorthView and its stockholders. See “Proposal 1—The Business Combination—The NorthView Board’s Reasons for the Approval of the Business Combination.”
Q:	Did the NorthView board obtain a third-party valuation or fairness opinion in determining whether or not to proceed with the Business Combination?
A:
Yes. Marshall & Stevens Transaction Advisory Services LLC (“Marshall & Stevens”) provided the NorthView Board a fairness opinion which concluded that, as of the date of its opinion, and based on and subject to the assumptions, qualifications and other matters set forth therein, the Aggregate Merger Consideration to be issued by NorthView in the Business Combination is fair, from a financial point of view, to NorthView. See “The Business Combination Proposal – Opinion of Marshall & Stevens” for additional information regarding the scope, assumptions made, procedures followed, matters considered, qualifications and limitations of the review undertaken and other matters considered by Marshall & Stevens in connection with the preparation of its fairness opinion.

Q:	Do I have redemption rights?
A:
If you are a holder of Public Shares, you have the right to demand that NorthView redeem such shares for a pro rata portion of the cash held in NorthView’s trust account. NorthView sometimes refers to these rights to demand redemption of the Public Shares as “redemption rights.” Holders of NorthView Warrants and NorthView Rights do not have redemption rights in connection with holding such securities. If you are a holder of Public Shares and you exercise your redemption rights, such exercise will not result in the loss of any NorthView Warrants or NorthView Rights that you may hold.

Notwithstanding the foregoing, a holder of public shares, together with any affiliate of such holder or any other person with whom such holder is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act) will be restricted from seeking redemption with respect to more than 10% of the public shares without the consent of NorthView. Accordingly, all public shares in excess of 10% held by a public stockholder, together with any affiliate of such stockholder or any other person with whom such holder is acting in concert or as a “group,” will not be redeemed without the consent of NorthView. The parties previously agreed that Profusa would not be required to consummate the Business Combination if there is not at least $15 million of cash available to satisfy the NorthView Closing Cash On Hand after giving effect to payment of amounts that NorthView, however such condition has since been conditionally waived by Profusa, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus).
Q:	Will how I vote affect my ability to exercise redemption rights?
A:
No. You may exercise your redemption rights whether you vote your Public Shares for or against, or whether you abstain from voting on, the Business Combination Proposal or any other proposal described in this proxy statement/prospectus. As a result, the Business Combination Proposal can be approved by stockholders who will redeem their public shares and the Business Combination may be consummated even though the funds available from NorthView’s trust account and the number of public stockholders are substantially reduced as a result of redemptions by public stockholders. The parties previously agreed that Profusa would not be required to consummate the Business Combination if there is not at least $15 million of cash available to satisfy the NorthView Closing Cash On Hand after giving effect to payment of amounts that NorthView, however such condition has since been conditionally waived by Profusa, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus). Also, the trading market for NorthView Common Stock may be less liquid than the market for public shares prior to the Business Combination and NorthView may not be able to meet the listing standards of a national securities exchange.

Q:	How do I exercise my redemption rights?
A:
If you are a holder of public shares and wish to exercise your redemption rights, you must demand that NorthView redeem your shares for cash no later than the second (2nd) business day preceding the vote on the Business Combination Proposal at the Special Meeting by delivering your stock to NorthView’s transfer agent physically or electronically using Depository Trust Company’s DWAC (Deposit and Withdrawal at Custodian) system. Any holder of public shares will be entitled to demand that such holder’s shares be redeemed for a pro rata portion of the amount then in the trust account (which, for illustrative purposes, was $[•] per share as of [•], the Record Date). Such amount, including interest earned on the funds held in the trust account and not previously released to NorthView to pay its taxes, will be paid promptly upon consummation of the Business Combination. However, under Delaware law, the proceeds held in the trust account could be subject to claims which could take priority over those of NorthView’s public stockholders exercising redemption rights, regardless of whether such holders vote for or against the Business Combination Proposal. Therefore, the per-share distribution from the trust account in such a situation may be less than originally anticipated due to such claims. Your vote on any proposal will have no impact on the amount you will receive upon exercise of your redemption rights.

Any request for redemption, once made by a holder of public shares, may be withdrawn at any time up to the time the vote is taken with respect to the Business Combination Proposal at the Special Meeting. If you deliver your shares for redemption to NorthView’s transfer agent and later decide prior to the Special Meeting not to elect redemption, you may request that NorthView’s transfer agent return the shares (physically or electronically). You may make such request by contacting NorthView’s transfer agent at the address listed at the end of this section.
If a holder of public shares properly makes a request for redemption and the public shares are delivered as described to NorthView’s transfer agent as described herein, then, if the Business Combination is consummated, NorthView will redeem these shares for a pro rata portion of funds deposited in the trust account. If you exercise your redemption rights, then you will be exchanging your shares of NorthView Common Stock for cash and you will cease to have any rights as a NorthView Stockholder with respect to those shares (other than the right to receive the redemption amount) upon consummation of the Business Combination.

For a discussion of the material U.S. federal income tax considerations for holders of public shares with respect to the exercise of these redemption rights, see “U.S. Federal Income Tax Consequences—Tax Consequences to Holders Electing to Exercise Redemption Rights”.
If you are a holder of public shares and you exercise your redemption rights, it will not result in the loss of any public warrants or rights that you may hold.
Q:	Do I have appraisal rights if I object to the proposed Business Combination?
A:
No. Neither NorthView’s stockholders nor its warrant or right holders have appraisal rights in connection with the Business Combination under the DGCL. See “Special Meeting of NorthView’s Holders—Appraisal Rights.”

Q:	What happens to the funds deposited in the Trust Account after consummation of the Business Combination?
A:
A total of $191,647,500 in net proceeds of NorthView’s IPO and the amount raised from the private sale of warrants simultaneously with the consummation of NorthView’s IPO was placed in the trust account following NorthView’s IPO. After consummation of the Business Combination, the funds in the trust account, first will be used to pay holders of the public shares who exercise redemption rights, and the balance will be used to pay fees and expenses incurred in connection with the Business Combination, with the remaining funds to be used and for New Profusa’s working capital and general corporate purposes.

Q:	Is shareholder approval of Proposal 8 - the NTA Requirement Amendment Proposal, required in order for NorthView to consummate the Business Combination?
A:
The Current Charter provides that NorthView will not redeem shares of NorthView Common Stock in an amount that would cause NorthView to have net tangible assets of less than $5,000,001. The purpose of this provision was to ensure that, in connection with its initial business combination, NorthView would continue, as it has since the IPO, to not be subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act, because NorthView complied with an exclusion to the “penny stock” rules for companies that have net tangible assets of at least $5,000,001. However, NorthView believes that it may rely on another exclusion, which relates to it being listed on the Nasdaq Stock Market.

NorthView will offer to its public stockholders the opportunity to redeem their shares of NorthView Common Stock in connection with the Business Combination. Therefore, if the NTA Requirement Amendment Proposal is not approved, then NorthView would not be able to consummate the Business Combination in the maximum redemption scenario, regardless of whether the NorthView’s stockholders approve the Business Combination.
However, if the NTA Requirement Amendment Proposal is approved, then NorthView would be able to consummate the Business Combination in any redemption scenario, assuming the NorthView Stockholders approve the Business Combination and the related proposals. See the section titled “Unaudited Pro Forma Condensed Combined Financial Information”).
Approval of the NTA Requirement Amendment Proposal requires the affirmative vote of the holders of at least 50% of the outstanding shares of NorthView Common Stock.
Q:	What happens if the Business Combination is not consummated?
A:
If NorthView does not complete the Business Combination with Profusa for whatever reason, NorthView would search for another target business with which to complete a business combination. If NorthView does not complete the Business Combination with Profusa or another target business between before March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024), (the “Completion Window”), or amend the NorthView Amended and Restated Certificate of Incorporation to further extend the date by which NorthView must consummate an initial business combination, NorthView must redeem 100% of the outstanding public shares, at a per-share price, payable in cash, equal to the amount then held in the trust account including interest earned on the funds held in the trust account and not previously released to the NorthView to pay taxes (less up to $100,000 of interest to pay dissolution expenses) divided by the number of outstanding public shares. The Sponsor has no redemption rights in the event a business combination is not effected in the Completion Window, and, accordingly, their NorthView Founder Shares will be worthless. Additionally, in the event of such liquidation, there will be no distribution with respect to NorthView’s outstanding warrants or rights. Accordingly, the warrants and rights will expire worthless.
Q:	How do the Initial Stockholders intend to vote on the proposals?
A:
The Initial Stockholders are entitled to vote an aggregate of 78.7% of the outstanding shares of NorthView Common Stock. The Initial Stockholders have agreed to vote the NorthView Common Stock held by it as of the Record Date in favor of each of the proposals presented at the Special Meeting.

Q:	What constitutes a quorum at the Special Meeting?
A:
A majority of the voting power of the issued and outstanding common stock of NorthView entitled to vote at the Special Meeting must be present, in person (which would include presence at a virtual meeting) or represented by proxy, at the Special Meeting to constitute a quorum and in order to conduct business at the Special Meeting. Abstentions will be counted as present for the purpose of determining a quorum; there will be no broker non-votes. The shares of NorthView Common Stock owned by the Initial Stockholders represent 78.7% of the issued and outstanding shares of NorthView Common Stock, and will count towards this quorum. In the absence of a quorum, the chairman of the Special Meeting has power to adjourn the Special Meeting. As of the Record Date for the Special Meeting, [•] shares of NorthView Common Stock would be required to achieve a quorum.

Q:	What vote is required to approve each proposal at the Special Meeting?
A:
The Business Combination Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Business Combination Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Business Combination Proposal, will have no effect on the Business Combination Proposal. NorthView’s stockholders must approve the Business Combination Proposal in order for the Business Combination to occur. If NorthView’s stockholders fail to approve the Business Combination Proposal, the Business Combination will not occur.

The Charter Proposal: The affirmative vote of the holders of a 65% of the outstanding shares of common stock is required to approve the Charter Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Charter Proposal, will have the same effect as a vote “AGAINST” such Charter Proposal. The Business Combination is conditioned upon the approval of the Charter Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Charter Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Charter Proposal will not be effected.
The Governance Proposals: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Governance Proposals. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Governance Proposals, will have no effect on the Governance Proposals. Notwithstanding the approval of the Governance Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Governance Proposals will not be effected.
The Nasdaq Proposals: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Nasdaq Proposals. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Nasdaq Proposals, will have no effect on the Nasdaq Proposals. The Business Combination is conditioned upon the approval of the Nasdaq Proposals, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Nasdaq Proposals, if the Business Combination is not consummated for any reason, the actions contemplated by the Nasdaq Proposals will not be effected.

The Director Election Proposal: Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the five (5) director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Director Election Proposal, will have no effect on the Director Election Proposal.
The Equity Incentive Plan Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Equity Incentive Plan Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Equity Incentive Plan Proposal, will have no effect on the Equity Incentive Plan Proposal. The Business Combination is conditioned upon the approval of the Equity Incentive Plan Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Equity Incentive Plan Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the Equity Incentive Plan Proposal will not be effected.
The ESPP Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the ESPP Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the ESPP Proposal, will have no effect on the ESPP Proposal. The Business Combination is conditioned upon the approval of the ESPP Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the ESPP Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the ESPP Proposal will not be effected.
The NTA Requirement Amendment Proposal: The affirmative vote of the holders of 65% of the outstanding shares of common stock is required to approve the NTA Requirement Amendment Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the NTA Requirement Amendment Proposal, will have the same effect as a vote “AGAINST” such NTA Requirement Amendment Proposal. The Business Combination is conditioned upon the approval of the NTA Requirement Amendment Proposal, subject to the terms of the Merger Agreement. Notwithstanding the approval of the NTA Requirement Amendment Proposal, if the Business Combination is not consummated for any reason, the actions contemplated by the NTA Requirement Amendment Proposal will not be effected.
The Adjournment Proposal: The majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting is required to approve the Adjournment Proposal. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to the Adjournment Proposal, will have no effect on the Adjournment Proposal. The Business Combination is not conditioned on the approval of the Adjournment Proposal.
The Sponsor has entered into certain agreements (together, the “Acquiror Support Agreements”) with NorthView pursuant to which they have agreed to vote shares representing 78.7% of the aggregate voting power of the common stock in favor of the each of the proposals presented at the Special Meeting, regardless of how public stockholders vote. Accordingly, the Acquiror Support Agreements will increase the likelihood that NorthView will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby.
Q:	What do I need to do now?
A:
NorthView urges you to read carefully and consider the information contained in this proxy statement/prospectus, including the Annexes and the other documents referred to herein, and to consider how the Business Combination will affect you as a stockholder and/or warrant holder of NorthView. Stockholders should then vote as soon as possible in accordance with the instructions provided in this proxy statement/prospectus and on the enclosed proxy card.

Q:	How do I vote?
A:
If you are a holder of record of NorthView Common Stock on the Record Date, you may vote in person (which would include presence at a virtual meeting) at the Special Meeting or by submitting a proxy for the Special Meeting. You may submit your proxy by completing, signing, dating and returning the enclosed proxy card in the accompanying pre-addressed postage paid envelope. If you hold your shares in “street name,” which means your shares are held of record by a broker, bank or nominee, you should contact your broker to ensure that votes related to the shares you beneficially own are properly counted. In this regard, you must provide the broker, bank or nominee with instructions on how to vote your shares or, if you wish to attend the meeting and vote in person (which would include presence at a virtual meeting), obtain a proxy from your broker, bank or nominee.

Q:	If my shares are held in “street name” by a broker, bank or other nominee, will my broker, bank or other nominee vote my shares for me?
A:
If your shares are held in “street name” in a stock brokerage account or by a broker, bank or other nominee, you must provide the record holder of your shares with instructions on how to vote your shares. Please follow the voting instructions provided by your broker, bank or other nominee. Please note that you may not vote shares held in “street name” by returning a proxy card directly to NorthView or by voting in person (which would include presence at a virtual meeting) at the Special Meeting unless you provide a “legal proxy,” which you must obtain from your broker, bank or other nominee.

Under the rules of Nasdaq, brokers who hold shares in “street name” for a beneficial owner of those shares typically have the authority to vote in their discretion on “routine” proposals when they have not received instructions from beneficial owners. However, brokers are not permitted to exercise their voting discretion with respect to the approval of matters that Nasdaq determines to be “non-routine” without specific instructions from the beneficial owner. It is expected that all proposals to be voted on at the Special Meeting are “non-routine” matters. Broker non-votes occur when a broker or nominee is not instructed by the beneficial owner of shares to vote on a particular proposal for which the broker does not have discretionary voting power.
If you are a NorthView stockholder holding your shares in “street name” and you do not instruct your broker, bank or other nominee on how to vote your shares, your broker, bank or other nominee will not vote your shares on the Business Combination Proposal, the Charter Proposal, the Governance Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal, the Director Election Proposal, the NTA Requirement Amendment Proposal, and the Nasdaq Proposals. Such broker non-votes will be the equivalent of a vote “AGAINST” such proposals.
Q:	What if I attend the Special Meeting and abstain or do not vote?
A:
For purposes of the Special Meeting, an abstention occurs when a stockholder attends the meeting in person (which would include presence at a virtual meeting) and does not vote or returns a proxy with an “abstain” vote.

If you are a NorthView stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Charter Proposal, or if you respond to such proposal with an “abstain” vote, your failure to vote or “abstain” vote in each case will have the same effect as a vote “AGAINST” such proposals. If you are a NorthView stockholder that attends the Special Meeting in person (which would include presence at a virtual meeting) and fails to vote on the Business Combination Proposal, the Charter Proposal, the Equity Incentive Plan Proposal, the Director Election Proposal and the Nasdaq Proposals, or if you respond to such proposals with an “abstain” vote, your failure to vote or “abstain” vote in each case will have no effect on the vote count for such proposals.
Q:	What will happen if I return my proxy card without indicating how to vote?
A:
I f you sign and return your proxy card without indicating how to vote on any particular proposal, the NorthView Common Stock represented by your proxy will be voted as recommended by the NorthView Board with respect to that proposal. The NorthView Board recommends a vote FOR all proposals.

Q:	May I change my vote after I have mailed my signed proxy card?
A:
Yes. Stockholders may send a later-dated, signed proxy card to NorthView’s transfer agent at the address set forth at the end of this section so that it is received prior to the vote at the Special Meeting or attend the

Special Meeting in person (which would include presence at a virtual meeting) and vote. Stockholders also may revoke their proxy by sending a notice of revocation to NorthView’s transfer agent, which must be received prior to the vote at the Special Meeting.
Q:	What happens if I fail to take any action with respect to the Special Meeting?
A:
If you fail to take any action with respect to the Special Meeting and the Business Combination is approved by stockholders and consummated, you will become a stockholder and/or warrant holder of New Profusa. Failure to take any action with respect to the Special Meeting will not affect your ability to exercise your redemption rights. If you fail to take any action with respect to the Special Meeting and the Business Combination is not approved, you will continue to be a stockholder, right holder and/or warrant holder of NorthView.

Q:	What should I do if I receive more than one set of voting materials?
A:
Stockholders may receive more than one set of voting materials, including multiple copies of this proxy statement/prospectus and multiple proxy cards or voting instruction cards. For example, if you hold your shares in more than one brokerage account, you will receive a separate voting instruction card for each brokerage account in which you hold shares. If you are a holder of record and your shares are registered in more than one name, you will receive more than one proxy card. Please complete, sign, date and return each proxy card and voting instruction card that you receive in order to cast a vote with respect to all of your NorthView shares.

Q.	Who can help answer my questions?
A.	If you have questions about the stockholder proposals, or if you need additional copies of this proxy statement/prospectus, or the proxy cards you should contact NorthView’s proxy solicitor at:
[ ]
You may also contact NorthView at:
NorthView Acquisition Corporation
Attention: Jack Stover
207 West 25th St, 9th Floor
New York, NY 10001
Telephone: (212) 494-9022
To obtain timely delivery, NorthView Holders and warrant holders must request the materials no later than five business days prior to the special meeting.
You may also obtain additional information about NorthView from documents filed with the SEC by following the instructions in the section entitled “Where You Can Find More Information.”

SUMMARY OF THE PROXY STATEMENT/PROSPECTUS
This summary highlights selected information from this proxy statement/prospectus and does not contain all of the information that is important to you. To better understand the Business Combination and the proposals to be considered at the special meeting, you should read this entire proxy statement/prospectus carefully, including the annexes. See also the section entitled “Where You Can Find More Information.” Certain figures included in this section have been rounded for ease of presentation and, as a result, percentages may not sum to 100%.
Parties to the Business Combination
NorthView Acquisition Corporation
NorthView is a blank check company formed in Delaware on April 19, 2021, for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses, without limitation as to business, industry or sector. NorthView Common Stock, warrants and rights trade on Nasdaq under the symbols “NVAC,” “NVACW” and “NVACR,” respectively. The market value of the publicly traded common stock of NorthView on November 4, 2022, the last trading day preceding NorthView’s public announcement of the proposed business combination transaction was $9.98. NorthView’s warrants and rights did not trade on November 4, 2022.
On December 22, 2021, NorthView consummated its initial public offering (“IPO”) of 18,975,000 units, including the issuance of 2,475,000 units as a result of the underwriters’ exercise of their over-allotment option in full. The units were sold at a price of $10.00 per unit, generating gross proceeds of $189,750,000.
Simultaneously with the closing of the IPO, pursuant to certain subscription agreements, NorthView completed a private sale of an aggregate of 7,347,500 private placement warrants to NorthView’s sponsor, I-Bankers, and Dawson James (together, the “Representatives”) at a purchase price of $1.00 per private placement warrant, generating gross proceeds to the Company of $7,347,500. The private placement warrants are identical to the public warrants sold in the IPO except that the private placement warrants: (i) will not be redeemable by us and (ii) may be exercised for cash or on a cashless basis, in each case so long as they are held by the initial purchasers or any of their permitted transferees. If the private placement warrants are held by holders other than the initial purchasers or any of their permitted transferees, the private placement warrants will be redeemable by us and exercisable by the holders on the same basis as the public warrants included in the units sold in the IPO. No underwriting discounts or commissions were paid with respect to such sale. The issuance of the private placement warrant was made pursuant to the exemption from registration contained in Section 4(a)(2) of the Securities Act of 1933, as amended.
NorthView’s business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial business combination. However, the Company will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a business combination.
Following the closing of the IPO, an amount of $191,647,500 ($10.10 per Unit), excluding $741,228 that was wired to the Company’s operating bank account on December 31, 2021 for working capital purposes, from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in the Trust Account and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act as determined by the Company. Subsequently, on January 3, 2024, NorthView instructed the trustee of the Trust Account to liquidate the assets held in the Trust Account and to instead hold all Trust Account funds in an interest-bearing bank demand deposit account and cash, which NorthView expects to continue to hold until the earlier of consummation of NorthView’s initial business combination or liquidation of NorthView’s Trust Account to its public stockholders. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the IPO will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial business combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial business combination within 15 months from the closing of the IPO (the “Combination Period”), which may be extended by NorthView monthly for up to twelve additional months (ultimately until as late as March 22, 2024) by causing $0.05 for each public share remaining outstanding, to be contributed into the Trust Account for each of the twelve subsequent calendar months commencing on March 22, 2023, or (B) with respect to any other provision relating to stockholders’ rights or pre-business combination activity, and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the business combination within the Combination Period, subject to applicable law.
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. Each monthly extension shall require NorthView or its designee to contribute $0.05 per public share outstanding to the Trust account. As of March 22, 2024, NorthView had 738,075 public shares of NorthView Common Stock outstanding, and held approximately $8.4 million in the Trust Account. As of [•], the record date, the closing price on Nasdaq of the NorthView Common Stock, the NorthView Rights, and the NorthView Warrants were $[•], $[•] and $[•] per security, respectively.
Upon consummation of the Business Combination, NorthView’s common stock will be listed on Nasdaq under the symbol “PFSA,” and its warrants will be listed on Nasdaq under the symbol “PFSAW.”
The mailing address of NorthView’s principal executive offices is 207 West 25th St., 9th floor, New York, NY 10001, and its telephone number is (212) 494-9022.
Merger Sub
NV Profusa Merger Sub Inc. is a Delaware corporation and a direct wholly owned subsidiary of NorthView. Merger Sub was incorporated on October 4, 2022. Merger Sub was formed solely in contemplation of the Business Combination, has not commenced any operations, has only nominal assets and has no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Business Combination.
Profusa
Profusa is a California corporation incorporated on February 2, 2009. Profusa is a digital health technology company based in Emeryville, CA, that has developed a real time, consumer-friendly platform that is designed to measure an individual’s biochemistry, be easy to use, be cost-effective, and provide the necessary data to manage chronic disease and health and wellness decisions to improve health outcomes for a large population of potential users.
Profusa currently has two products in development, Lumee Oxygen and Lumee Glucose, both of which rely on implantable hydrogel sensors that are permanently injected into subcutaneous tissue and are subject to FDA regulation as class III medical devices. Lumee Oxygen has received CE mark approval in the European Union but has not yet been approved by the FDA for medical use in the US. Lumee Oxygen is designed to measure dissolved tissue oxygen for up to six months following sensor injection. Initial product uses under development include application for the management of wound care for critical limb ischemia (a condition involving blockage in the arteries of the lower extremities, markedly reducing blood flow) patients in surgical settings, followed by use in ambulatory settings, subject to future regulatory approval. Lumee Glucose is an investigational product development system, as Profusa have yet to receive the regulatory approval necessary for commercialization in any jurisdiction. It is being developed for use to monitor optical signals that represent glucose levels in the interstitial (under and between the skin and blood vessels) fluid of subcutaneous tissue continuously and long-term.

The Business Combination
The Merger Agreement
On November 7, 2022, NorthView, Profusa, and Merger Sub, entered into the Merger Agreement, which contains customary representations and warranties, covenants, closing conditions, termination provisions and other terms relating to the Business Combination and the other transactions contemplated thereby, as summarized below. Capitalized terms used in this section but not otherwise defined herein have the meanings given to them in the Merger Agreement.
The Structure of the Business Combination
Pursuant to the Merger Agreement, on the Closing Date, at the Effective Time, Merger Sub will merge with and into Profusa, with Profusa as the surviving company in the Merger and, after giving effect to such Merger, Profusa shall be a wholly owned subsidiary of NorthView. In connection with the Merger, NorthView will change its name to “Profusa, Inc.” For more information, see the section entitled “The Merger Agreement—The Structure of the Business Combination.”
Consideration to Be Received in the Business Combination
Following the entry into Amendment No. 3 to the Merger Agreement (as defined below), the aggregate consideration to be received by the Profusa shareholders is based on the sum of (a) the pre-transaction equity value of $155,000,000, plus (b) the Private Placement Value (which is expected to be $25,000,000 for purposes of this proxy statement/prospectus and as contemplated by the Vellar Transactions described herein). In accordance with the terms and subject to the conditions of the Merger Agreement, immediately prior to the Effective Time, each share of issued and outstanding Profusa preferred stock, par value $0.01, shall be converted into a number of shares of Profusa common stock, par value $0.01 (“Profusa Common Stock”). At the Effective Time of the Merger, (i) each share of issued and outstanding Profusa Common Stock shall be converted into a number of shares of NorthView Common Stock, par value $0.0001 (“NorthView Common Stock”), based on the Exchange Ratio described below, (ii) each option to purchase Profusa Common Stock shall be converted into an option to purchase NorthView Common Stock at the Exchange Ratio, and (iii) each warrant to purchase Profusa Common Stock shall be converted into a warrant to purchase NorthView Common Stock at the Warrant Ratio (as defined in the Merger Agreement). The Exchange Ratio will be equal to the value of a share of Profusa Common Stock, based on the sum of (a) an equity valuation of Profusa of $155,000,000 and (b) the Private Placement Value (which is expected to be $25,000,000 for purposes of this proxy statement/prospectus and as contemplated by the Vellar Transactions described herein), divided by an assumed value of NorthView Common Stock of $10.00 per share. As of [ ], the Exchange Ratio and the Per Share Merger Consideration are estimated to be [ ] and [ ], respectively, at the time of Closing.
Subject to certain future revenue and stock-price based milestones, Profusa shareholders will have the right to receive an aggregate of up to an additional 3,875,000 shares of NorthView Common Stock (the “Earnout Shares”). One-quarter of the Earnout Shares will be issued if, either (i) between the 18-month anniversary and the two-year anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $12.50 per share for any 20 trading days within a 30 consecutive trading day period or (ii) the consummation of a subsequent transaction occurs during this period, pursuant to which the combined company’s stockholders receive the right to consideration implying a per share value of the combined company’s common stock of at least $12.50 (“Milestone Event I”). One-quarter of the Earnout Shares will be issued if, either (i) between the first and second anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $14.50 per share for a similar number of days or (ii) the consummation of a subsequent transaction occurs during this period, pursuant to which the combined company’s stockholders receive the right to consideration implying a per share value of the combined company’s common stock of at least $14.50 (“Milestone Event II”). One-quarter of the Earnout Shares will be issued upon the consummation of the APAC Joint Venture (as defined in this proxy statement/prospectus) during fiscal year 2024, and one-quarter of the Earnout Shares will be issued if the combined company achieves at least $99,702,000 in revenue in fiscal year 2025 (or up to one-half of the Earnout Shares if both revenue milestones are achieved). The 30 consecutive trading day periods used to satisfy Milestone Event I and Milestone Event II may not overlap; if both Milestone Event I and Milestone Event II would be satisfied using the same 30 consecutive trading day period, Milestone Event II will be deemed satisfied first.

Additionally, if Milestone Event I or Milestone Event II is achieved by the second anniversary of the Closing, NorthView’s sponsor, NorthView Sponsor I, LLC (the “Sponsor”), and Profusa shareholders, will be issued additional shares up to the amount of any shares forfeited as an inducement to obtaining Additional Financings (as defined in the Merger Agreement).
For more information regarding the sources and uses of the funds utilized to consummate the Transactions, please see the section entitled “Proposal 1—The Business Combination Proposal—The Merger Agreement—Merger Consideration”.
Conditions to the Closing
The obligations of NorthView and Profusa to consummate the Business Combination are subject to certain closing conditions, including, but not limited to, (i) the expiration or termination of the applicable waiting period under the HSR Act, (ii) the approval of NorthView’s stockholders, (iii) the approval of Profusa’s stockholders, and (iv) NorthView’s Form S-4 registration statement becoming effective.
In addition, the obligations of NorthView and Merger Sub to consummate the Business Combination are also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of Profusa being true and correct to the standards applicable to such representations and warranties and each of the covenants of Profusa having been performed or complied with in all material respects, (ii) delivery of certain ancillary agreements required to be executed and delivered in connection with the Business Combination; and (iii) no Material Adverse Effect (as defined in the Merger Agreement) having occurred.
The obligation of Profusa to consummate the Business Combination is also subject to the fulfillment (or waiver) of other closing conditions, including, but not limited to, (i) the representations and warranties of NorthView and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of NorthView and Merger Sub having been performed or complied with in all material respects, (ii) the shares of NorthView Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market, and (iii) NorthView having cash on hand (inclusive of proceeds from certain permitted financings) of at least $15,000,000 (after deducting any amounts paid to NorthView stockholders that exercise their redemption rights in connection with the Business Combination and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor). If the NorthView Closing Cash on Hand amount is less than $15,000,000, (a) after the NorthView stockholder meeting to approve the Business Combination, NorthView may sell additional shares of NorthView Common Stock to investors, and (b) after the deadline for NorthView stockholders to elect to redeem their NorthView Common Stock in connection with the Business Combination, NorthView may, with the consent of Profusa, enter into agreements incentivizing redeeming stockholders to unwind their election to redeem. The Sponsor has agreed to forfeit up to 1,040,000 of its shares of NorthView Common Stock to allow NorthView to sell additional shares or to offer shares in connection with any such incentive agreements. Profusa has conditionally waived the closing condition that NorthView have cash on hand of at least $15,000,000, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus).
Termination Rights
The Merger Agreement may be terminated under certain customary and limited circumstances prior to the Closing of the Business Combination, including, but not limited to, (i) by mutual written consent of NorthView and Profusa, (ii) by NorthView, on the one hand, or Profusa, on the other hand, if there is any breach of the representations, warranties, covenant or agreement of the other party as set forth in the Merger Agreement, in each case, such that certain conditions to closing cannot be satisfied and the breach or breaches of such representations or warranties or the failure to perform such covenant or agreement, as applicable, are not cured or cannot be cured within certain specified time periods, (iii) by either NorthView or Profusa if the Business Combination is not consummated by June 22, 2024, provided the failure to close by such date is not due to a breach by the terminating party, (iv) by either NorthView or Profusa if a meeting of NorthView’s stockholders is held to vote on proposals relating to the Business Combination and the stockholders do not approve the proposals, and (v) by NorthView if the Profusa shareholders do not approve the Merger Agreement.

A copy of the Merger Agreement is included as Annex A to this proxy statement/prospectus and is incorporated herein by reference, and the foregoing description of the Merger Agreement is qualified in its entirety by reference thereto. The Merger Agreement contains representations, warranties and covenants that the respective parties made to each other as of the date of the Merger Agreement or other specific dates. The assertions embodied in those representations, warranties and covenants were made for purposes of the contract among the respective parties and are subject to important qualifications and limitations agreed to by the parties in connection with negotiating such agreement. The representations, warranties and covenants in the Merger Agreement are also modified in important part by the underlying disclosure schedules which are not filed publicly and which are subject to a contractual standard of materiality different from that generally applicable to stockholders and were used for the purpose of allocating risk among the parties rather than establishing matters as facts. NorthView does not believe that these schedules contain information that is material to an investment decision.
Other Agreements Related to the Business Combination
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, NorthView, Profusa, and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of NorthView all of its shares of NorthView Common Stock in favor of the proposals relating to the Business Combination, (ii) not redeem any of its shares of NorthView Common Stock in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
For more information about the Sponsor Support Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Sponsor Support Agreement.”
Profusa Support Agreement
In accordance with the Merger Agreement, following the execution of the Merger Agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the Merger Agreement entered into support agreements (the “Stockholder Support Agreement”) with NorthView and Profusa, pursuant to which each such holder agreed to (i) vote by proxy all of its Profusa shares held of record in favor of the approving and adopting the Merger Agreement at any meeting of the stockholders of Profusa, (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the form of Stockholder Support Agreement.
Additionally, in connection with the Stockholder Support Agreement, those certain Profusa shareholders receiving shares of NorthView Common Stock in connection with the Business Combination have agreed not to sell or transfer their shares of NorthView Common Stock for a certain period following the Closing (the “Lock-Up”). The applicable Lock-Up periods are (i) six months for 25% of the Lock-Up Shares (as defined in the Stockholder Support Agreement), (ii) nine months for 25% of the Lock-Up Shares, and (iii) one year for 50% of the Lock-Up shares.
For more information about the Stockholder Support Agreement, see the section entitled “Certain Agreements Related to the Business Combination—Profusa Support Agreement.”
Sponsor Lock-Up
Following the execution of the Merger Agreement, the Sponsor entered into a lock-up agreement (the “Lock-Up Agreement”) with NorthView, pursuant to which the Sponsor is subject to the Lock-Up terms (the “Sponsor Lock-Up”).
The foregoing description of the Sponsor Lock-Up is subject to and qualified in its entirety by reference to the full text of the form of Stockholder Support Agreement, a copy of which is filed as Exhibit 10.3 to the registration statement of which this proxy statement/prospectus is a part, and the terms of which are incorporated herein by reference.

Registration Rights Agreements
Following the execution of the Merger Agreement, NorthView, the Sponsor, I-Bankers Securities Inc., Dawson James Securities, Inc. (who, together with I-Bankers, acted as underwriters in NorthView’s IPO), certain holders of shares of Profusa, and certain holders of Convertible Company Notes (as defined in the Merger Agreement) receiving shares of NorthView Common Stock in connection with the Business Combination will enter into an Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”), which will amend the terms of the Registration Rights Agreement entered into by NorthView and the Sponsor on December 20, 2021 and pursuant to which NorthView will be obligated to file a registration statement to register the resale of certain securities of NorthView held by such holders. The Registration Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
The foregoing description of the Registration Rights Agreement is subject to and qualified in its entirety by reference to the full text of the form of the form Registration Rights Agreement, a copy of which is attached as Exhibit 10.4 to the registration statement of which this proxy statement/prospectus is a part, and the terms of which are incorporated herein by reference.
Vellar Transactions
On February 16, 2024, NorthView and Profusa entered into a binding term sheet with Vellar Opportunities Fund Master, Ltd. (“Vellar”) with respect to two separate transactions – a private placement investment (the “Stock Subscription”) to acquire Profusa Common Stock that will be converted into New Profusa Common Stock at Closing of the Business Combination and a cash-settled equity derivative transaction (the “CSED”). Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. Pursuant to the terms of the binding term sheet, and subject to mutually agreeable definitive documentation, Vellar and the other investor in the Stock Subscription and CSED will receive a total of 5,000,000 shares of New Profusa as merger consideration after the Business Combination, 2,500,000 shares of which relate to the $5,000,000 preclosing Stock Subscription for its investment into Profusa. In addition, Vellar and the other investor will receive a total of 2,500,000 shares of New Profusa Common Stock into which the shares acquired pre-closing by Vellar and such other investor from other former Profusa shareholders will convert at Closing and that will be subject to the CSED pursuant to the binding term sheet with Vellar, plus an additional 2,500,000 shares of New Profusa Common Stock to be purchased from New Profusa by Vellar and the other investor and made subject to the CSED. The parties are continuing to draft and finalize the definitive agreements for the Vellar Transactions in advance of the Business Combination. See section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources” for additional information.
Interests of Certain Persons in the Business Combination
In considering the recommendation of NorthView’s Board to vote in favor of Proposal 1 (Business Combination Proposal), NorthView Holders should be aware that, aside from their interests as stockholders, the Sponsor and NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, those of other stockholders and warrant and right holders generally. NorthView’s directors were aware of and considered these interests, among other matters, in evaluating the Business Combination, and in recommending to stockholders that they approve the Business Combination. NorthView Holders should take these interests into account in deciding whether to approve the Business Combination. These interests include, among other things:
•
The Sponsor beneficially owns 4,743,750 founder shares, which shares would become worthless if NorthView does not complete a business combination within the applicable time period, as such NorthView Initial Stockholders have waived any right to redemption with respect to these shares. The Initial Stockholders paid an aggregate of $25,000 (or $0.005 per share) for 5,175,000 founder shares, 862,500 of which it subsequently forfeited for no consideration. Sponsor subsequently received an additional 431,250 founder shares through a 1.1- for-1 stock dividend. Such shares have an aggregate market value of approximately $[•] based on the closing price of NorthView Common Stock of $[•] on Nasdaq on [•], the Record Date for the special meeting of stockholders.

•
The Sponsor also beneficially owns 5,162,500 private placement warrants, for which it paid $5,162,500 and which will expire and be worthless if NorthView does not complete a business combination within the applicable time period.

•	NorthView’s officers and directors have an aggregate of $560,833 invested in the Sponsor, which will be lost in the event that the Business Combination is not approved and concluded.
•
NorthView’s directors will not receive reimbursement for any out-of-pocket expenses incurred by them on NorthView’s behalf incident to identifying, investigating and consummating a business combination, unless a business combination is consummated. As of December 31, 2023, there were no such out-of-pocket expenses incurred.

•
Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by Sponsor or any of its affiliates to NorthView may be converted into warrants to purchase New Profusa Common Stock at a price of $1.00 per warrant at the option of the lender. As of the date of this proxy statement/prospectus there were no amounts outstanding under such working capital loans, other than a convertible promissory note balance in the amount of $1,121,815.

•
The Sponsor and its affiliates can earn a positive rate of return on their investments, even if the Public NorthView Holders experience a negative rate of return on their investments in NorthView and New Profusa.

•	Certain of NorthView’s directors could potentially continue as directors of New Profusa if the Business Combination is completed.
•
Because the Sponsor and the NorthView directors will benefit from the completion of a business combination, they may be incentivized to recommend and complete a business combination of a less favorable target company or on terms less favorable to NorthView stockholders, rather than liquidate NorthView.

•	NorthView would be unable to indemnify its current directors and officers or continue to provide directors’ and officers’ liability insurance unless the Business Combination is completed.
•
In addition, I-Bankers and Dawson James Securities, the managing underwriters of NorthView’s IPO, received an aggregate of 450,000 representative shares of NorthView Common Stock in connection with the IPO. None of those shares will have any value if NorthView fails to complete an initial business combination and liquidates. Also, pursuant to a business combination marketing agreement (the “Business Combination Marketing Agreement”) executed by NorthView, I-Bankers and Dawson James in connection with the IPO, and as subsequently amended on November 7, 2022, in connection with the signing of the Merger Agreement, I-Bankers and Dawson James are entitled to receive a fee (the “Business Combination Marketing Fee”) from NorthView in connection with the Business Combination in an amount equal to an aggregate of $6,986,250, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in NorthView Common Stock. This fee is payable only in the event that the Business Combination closes. Assuming a share price of $10.00 for the NorthView Common Stock, the number of shares to be issued in connection with the business combination marketing fee would be 506,503 shares of NorthView Common Stock. The aggregate amount would render the effective Business Combination Marketing Fee for the shares of non-redeeming public shareholders to be 75.3% under the No Redemption Scenario, and 137.9% under the Maximum Redemption Scenario (assuming the Closing can occur), on a percentage basis.

These interests may have influenced NorthView’s directors in approving the Business Combination and making their recommendation to vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. You should also read the section entitled “The Business Combination—Interests of NorthView’s Directors and Officers in the Business Combination.”
Reasons for the Approval of the Business Combination
After careful consideration, NorthView’s Board recommends that NorthView Holders vote “FOR” each proposal being submitted to a vote of the NorthView Holders at the special meeting. For a description of NorthView’s reasons for the approval of the Business Combination and the recommendation of NorthView’s Board, see the section entitled “The Business Combination—The NorthView Board’s Reasons for the Approval of the Business Combination”.
Redemption Rights
Pursuant to NorthView’s Amended and Restated Certificate of Incorporation, we are providing our public stockholders with the opportunity to redeem all or a portion of their public shares of NorthView Common Stock for cash upon consummation of the Business Combination. The per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account that holds the proceeds of our IPO, including interest (net of taxes payable), divided by the number of then outstanding public shares. For illustrative purposes, based on funds in the trust account of approximately $8.4 million on March 22, 2024, the estimated per share redemption price would have been approximately $11.41.
If you properly exercise your redemption rights, your shares of NorthView Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own the shares for which you have demanded redemption. However, you will continue to own any NorthView Warrants and NorthView Rights you now hold, which will become exercisable for, or converted into, New Profusa Common Stock upon consummation of the Business Combination. See the section entitled “The Special Meeting of NorthView Stockholders—Redemption Rights.”
Impact of the Business Combination and Convertible Securities on New Profusa’s Public Float
Immediately after the Closing, assuming no holder of Public Shares exercises its redemption rights, (i) Profusa shareholders (other than the Stock Subscription investors) will own, collectively, approximately 45.6% of the outstanding New Profusa Common Stock; (ii) NorthView’s public stockholders will retain an ownership interest of approximately 14.0% of the outstanding New Profusa Common Stock; (iii) the Sponsor (and its affiliates) will own approximately 18.2% of the outstanding New Profusa Common Stock, (iv) the Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares will own, collectively, approximately 17.5% of the outstanding New Profusa Common Stock and (v) other stockholders will own approximately 4.7% of the outstanding New Profusa Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 47.0%, 11.4%, 18.8%, 18.0% and 4.8% respectively, assuming the maximum redemption scenario. If the actual facts are different than these assumptions, the ownership percentages in New Profusa will be different. Sponsor and Profusa’s Participating Security Holders have agreed to forfeit or contribute an aggregate of up to 1,300,000 Inducement Shares, with Sponsor and Profusa contributing up to 1,040,000 shares and 260,000 shares, respectively, in connection with fundraising efforts.
NorthView and Profusa were in discussions with multiple potential investors who were either introduced to them by H.C. Wainwright & Co., LLC (“HCW”), serving as financial advisor to Profusa, or who were previously known by the parties through their managements’ or stockholders’ networks. The potential PIPE investors began to conduct diligence and exchange drafts of initial term sheets, however no PIPE terms have been agreed upon. While NorthView and Profusa will continue to seek PIPE and alternative financing leading up to the closing of the Business Combination, NorthView may be unable to secure such financing. NorthView’s Sponsor, directors, officers and their affiliates are not expected to participate in any PIPE financing.
The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Organizational Structure
Prior to the Business Combination
The following diagram shows the current ownership structure of NorthView.

Public Stockholders
Sponsor
NorthView Acquisition Corp.
NV Merger Sub Inc.

The following diagram shows the current ownership structure of Profusa.

Following the Business Combination
The following diagram shows the ownership of New Profusa immediately after the Business Combination Assuming No Redemptions.

The following diagram shows the ownership of New Profusa immediately after the Business Combination assuming Maximum Redemptions.

Board of Directors of New Profusa Following the Business Combination
The parties have agreed to take actions such that, effective immediately after the Closing of the Business Combination, New Profusa’s board of directors shall consist of five directors, consisting of one NorthView designee (at least one of whom shall be an “independent director”), and four Profusa designees (at least three of whom shall be “independent directors”, one of whom shall be the chief executive officer of the combined company. Additionally, certain current Profusa management personnel will become officers of NorthView.
Material Tax Consequences
For a detailed discussion of certain U.S. federal income tax consequences of the Business Combination, see the sections titled “Material U.S. Federal Income Tax Considerations” in this proxy statement/prospectus.
Anticipated Accounting Treatment
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NorthView will be treated as the “acquired” company for accounting purposes, and the Business Combination will be treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization. The net assets of NorthView will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Profusa. See the accounting treatment discussed elsewhere in this proxy statement/prospectus.
Matters Being Voted On
At the Special Meeting, NorthView’s stockholders will be asked to consider and vote on the following proposals:
•
a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/ prospectus. Please see the section entitled “Proposal 1—The Business Combination Proposal”;

•	a proposal to approve and adopt the Proposed Charter to replace the Existing Charter and to adopt the Proposed Bylaws. Please see the section entitled “Proposal 2—The Charter Proposal”;
•
a proposal to consider and vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. Please see the section entitled “Proposal 3—The Governance Proposals”;

•
a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of NorthView’s issued and outstanding shares of NorthView Common Stock in connection with the Business Combination. Please see the section entitled “Proposal 4—The Nasdaq Proposals”;

•
a proposal to elect five (5) individuals as directors to the New Profusa Board, effective immediately upon the Closing of the Business Combination, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal 5—The Director Election Proposal”;

•	a proposal to approve the Equity Incentive Plan. Please see the section entitled “Proposal 6—The Equity Incentive Plan Proposal”;
•	a proposal to approve the ESPP. Please see the section entitled “Proposal 7—The ESPP Proposal”;
•
a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. Please see the section entitled “Proposal 8—The NTA Requirement Amendment Proposal”; and

•
a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal 9—The Adjournment Proposal.”

Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of shares of NorthView Common Stock, NorthView Warrants or NorthView Rights in connection with the Business Combination.
Date, Time and Place of Special Meeting
The special meeting of stockholders of NorthView will be held at [•] a.m., Eastern Time, on [•], 2024, or such other date and time to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals. The special meeting will be completely virtual. There will be no physical meeting location and the special meeting will only be conducted via live webcast at the following address: www.[].
Record Date and Voting
You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of NorthView Common Stock at the close of business on [•], 2024, which is the Record Date for the special meeting of stockholders. You are entitled to one vote for each share of NorthView Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [   ] shares of NorthView Common Stock outstanding.
The Sponsor has agreed to vote all of its shares of NorthView Common Stock (4,743,750 in the aggregate) in favor of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus. The NorthView Warrants and the NorthView Rights are not entitled to vote at the special meeting of stockholders.
Proxy Solicitation
Proxies may be solicited by mail. NorthView has engaged [   ] to assist in the solicitation of proxies. If a stockholder grants a proxy, it may still vote its shares in person if it revokes its proxy before the special meeting. A stockholder may also change its vote by submitting a later-dated proxy as described in the section entitled “The Special Meeting of NorthView Stockholders—Revocability of Proxies”.

Quorum and Required Vote for Proposals for the Special Meeting
A quorum of NorthView’s stockholders is necessary to hold a valid meeting. A quorum will be present at the Special Meeting if a majority of the issued and outstanding common stock entitled to vote as of the Record Date is represented in person (which would include presence at a virtual meeting) or by proxy. Abstentions will be counted as present for the purpose of determining a quorum; there will be no broker non-votes. The NorthView Common Stock owned by the Sponsor, which currently owns 78.7% of the issued and outstanding shares, will count towards this quorum. As of the Record Date, [   ] shares of common stock would be required to achieve a quorum.
The approval of each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposals, the Governance Proposals, Equity Incentive Plan Proposal, the ESPP Proposal and the Adjournment Proposal, if presented, will require the affirmative vote of the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to each of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposals, the Equity Incentive Plan Proposal, the ESPP Proposal or the Adjournment Proposal, if presented, will have no effect on such proposals. The Sponsor and its directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.
The approval of the Charter Proposal and the NTA Requirement Amendment Proposal will require the affirmative vote of the holders of 65% of the outstanding shares of common stock on the Record Date. Accordingly, a stockholder’s failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, as well as an abstention from voting with regard to each proposal, will have the same effect as a vote “AGAINST” such proposal. The Sponsor and its directors and officers have agreed to vote their shares of common stock in favor of each of the proposals presented at the Special Meeting.
The Business Combination is conditioned on the approval of the Business Combination Proposal, the Charter Proposal, the Nasdaq Proposals, the Equity Incentive Plan Proposal, the NTA Requirement Amendment Proposal, and the ESPP Proposal at the Special Meeting, subject to the terms of the Merger Agreement. The Business Combination is not conditioned on the Governance Proposal, the Director Election Proposal, or the Adjournment Proposal. If the Business Combination Proposal is not approved, the other proposals (except the Adjournment Proposal) will not be presented to the stockholders for a vote.
Recommendation to NorthView Holders
The NorthView Board believes that the Business Combination Proposal and the other Proposals to be presented at the Special Meeting are fair to, and in the best interest of, NorthView’s stockholders and unanimously recommends that its stockholders vote “FOR” the Business Combination Proposal, “FOR” the Charter Proposal, “FOR” the Governance Proposals, “FOR” the Equity Incentive Plan Proposal, “FOR” the Nasdaq Proposals, and “FOR” the Adjournment Proposal, if presented, as well as “FOR” the election of each of the nominees to the Board of Directors listed in this proxy statement/prospectus.
When you consider the NorthView Board’s recommendation of the Proposals, you should keep in mind that the Sponsor and NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, the interests of NorthView stockholders generally. Please see the section entitled “Proposal 1—The Business Combination Proposal—Interests of NorthView’s Directors and Officers in the Business Combination” for additional information. The NorthView Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to the NorthView stockholders that they vote “FOR” the proposals presented at the Special Meeting.

Risk Factors
This proxy statement/prospectus provides you with detailed information about the Business Combination and related transactions. You are encouraged to carefully read the entire document and the documents incorporated by reference. IN PARTICULAR, YOU SHOULD CAREFULLY CONSIDER THE MATTERS DISCUSSED UNDER “RISK FACTORS” BEGINNING ON PAGE 22. Some of the risks related to Profusa, NorthView, and New Profusa are summarized below:
Risks Related to Profusa
•	Profusa and its auditors have substantial doubt about Profusa’s ability to continue as a going concern, which may hinder Profusa’s ability to obtain further financing.
•
Profusa has a limited operating history on which to assess the prospects for its business and it has incurred losses since inception. Profusa anticipates that it will continue to incur significant losses for at least the next several years as it continues to commercialize its existing products and services and seeks to develop and commercialize new products and services.

•
The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.

•
Profusa’s success depends upon market acceptance of its products and services, its ability to develop and commercialize existing and new products and services and generate revenues, and its ability to identify new markets for its technology.

•
Profusa has limited experience in marketing and selling its products and related services, and if Profusa is unable to successfully commercialize its products and related services, its business and operating results will be adversely affected.

•
Medical device development is costly, and Profusa’s research and development efforts that it undertakes independently, and in some instances in connection with collaborations with third parties, may not result in the development of commercially viable products, the generation of significant future revenues or adequate profitability.

•
The market for Profusa’s products and services is new, rapidly evolving, and increasingly competitive, and size and expected growth of Profusa’s addressable market has not been established with precision, and may be smaller than Profusa estimates.

•	Profusa is subject to a variety of risks due to our international operations that could adversely affect its business, our operations or profitability and operating results.
•	Profusa could be subject to new or changing laws, and failure to comply with applicable laws could adversely affect Profusa’s business, financial condition or results of operations.
•
Security breaches, cyber incidents and other disruptions that compromise Profusa’s confidential data, systems or other information can expose Profusa to liability, cause its business and reputation to suffer, and give rise to potential harm to customers.

•
The measures that Profusa uses to protect the security of its intellectual property and other proprietary rights may not be adequate, or laws may change or be modified, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.

•
Current uncertainty in domestic and global economic and political conditions makes it particularly difficult to predict product demand and other related matters and makes it more likely that Profusa’s actual results could differ materially from expectations.

Risks Related to the Business Combination and New Profusa
•	New Profusa’s ability to successfully operate the business after consummation of the Business Combination will be largely dependent upon the efforts of certain key personnel of Profusa.
•
The historical financial results of Profusa and the unaudited Pro Forma Consolidated financial information included in this proxy statement/prospectus may not be indicative of what New Profusa’s actual financial position or results of operations would have been had the Business Combination occurred as of the dates presented or will be in the future.

•	New Profusa’s expected management team as of Closing has limited experience in operating a public company.
•	New Profusa will incur increased costs as a result of operating as a public company, and its management will devote substantial time to new compliance activities.
•
Following the completion of the Business Combination we may still require substantial additional funding to finance our operations, but adequate additional financing may not be available when we need it, on acceptable terms or at all.

•
There can be no assurance that the New Profusa Warrants and the New Profusa Common Stock that will be issued in connection with the Business Combination (including New Profusa Common Stock underlying the New Profusa Warrants) will be approved for listing on Nasdaq or, if approved, will continue to be so listed following the closing of the Business Combination, or that New Profusa will be able to comply with the continued listing standards of Nasdaq.

•	A market for New Profusa’s securities may not continue, which would adversely affect the liquidity and price of its securities.
•
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Profusa, its business, or its market, or if they change their recommendations regarding New Profusa Common Stock adversely, then the price and trading volume of New Profusa Common Stock could decline.

•
The JOBS Act permits “emerging growth companies” like New Profusa to take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not emerging growth companies.

•	New Profusa is subject to business uncertainties and contractual restrictions while the Business Combination is pending.
•
NorthView’s and Profusa’s ability to consummate the Business Combination, and the operations of New Profusa following the Business Combination, may be materially adversely affected by the recent coronavirus (COVID-19) pandemic.

•
If the net proceeds of NorthView’s IPO and the sale of the private placement warrants not being held in the trust account are insufficient, NorthView may not be able to complete the Business Combination.

•
The process of taking a company public by means of a business combination with a special purpose acquisition company (“SPAC”) is different from taking a company public through an underwritten offering and may create risks for our unaffiliated investors.

Regulatory Risks
•	We are exposed to risks related to our international operations and failure to manage these risks may adversely affect our results of operations and financial condition.
•	We are subject to anti-corruption, anti-bribery, anti-money laundering and similar laws, and non-compliance with such laws can subject us to criminal and/or civil liability and harm our business.
•	Import and Export Control Laws and Regulations
•
Our business may be subject to a wide variety of additional extensive and evolving government laws and regulations. Failure to comply with such laws and regulations, if required to do so, could have a material adverse effect on our business.

Risks Related to NorthView and the Business Combination
•
NorthView has no operating or financial history and its results of operations and those of New Profusa may differ significantly from the unaudited pro forma financial data included in this proxy statement.

•
NorthView may not be able to complete its initial business combination or amend its charter before March 22, 2024 (as extended monthly for up to six months, ultimately until as late as September 22, 2024), in which case NorthView would cease all operations except for the purpose of winding up and NorthView would redeem its public shares and liquidate. If this occurs, NorthView’s public stockholders may only receive $11.41 per share of NorthView Common Stock, or less than such amount in certain circumstances, and the NorthView Warrants and NorthView Rights will expire worthless.
•
The exercise by the NorthView Holders of redemption rights with respect to a large number of shares of NorthView Common Stock could increase the probability that the Business Combination will be unsuccessful and that NorthView Holders will have to wait for liquidation in order to redeem their NorthView Common Stock.

•
If a NorthView Holder wishing to redeem its NorthView Common Stock in connection with the Business Combination fails to comply with the procedures for tendering its shares, such shares may not be redeemed.

•
You will not have any rights or interests in funds from the trust account, except under certain limited circumstances. To liquidate your investment, therefore, you may be forced to sell your public shares or warrants, potentially at a loss.

•
The Sponsor and NorthView’s directors, officers, advisors or their affiliates may elect to purchase shares from NorthView Holders, which may influence a vote on the Business Combination and reduce the public “float” of NorthView Common Stock.

•	NorthView’s Holders cannot be sure of the market value of the New Profusa Common Stock upon completion of the Business Combination.
•	The New Profusa Common Stock will have different rights from shares of NorthView Common Stock.
•	Our Sponsor, officers and directors have agreed to vote in favor of the Business Combination, regardless of how the NorthView Holders vote.
•
The Sponsor and NorthView’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.

•
The exercise of discretion by NorthView’s directors and officers in agreeing to changes to the terms of or waivers of closing conditions in the Merger Agreement may result in a conflict of interest when determining whether such changes to the terms of the Merger Agreement or waivers of conditions are appropriate and in the best interests of NorthView securityholders.

•
Subsequent to the completion of the Business Combination, New Profusa may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Profusa’s financial condition, results of operations and stock price, which could cause you to lose some or all of your investment.

•	NorthView Holders who purchased NorthView Common Stock in NorthView’s IPO and do not exercise their redemption rights could pursue rescission rights and related claims.
•
NorthView Holders’ ownership and voting interest in New Profusa will be significantly reduced from their interest in NorthView, and the NorthView Holders will exercise little influence over management.

SELECTED HISTORICAL FINANCIAL DATA OF NORTHVIEW
The following tables summarize certain financial data for NorthView’s business and should be read in conjunction with the section entitled “NorthView Management’s Discussion and Analysis of Financial Condition and Results of Operations” and NorthView’s audited financial statements, and the notes related thereto, which are included elsewhere in this proxy statement/prospectus.
NorthView’s balance sheet data as of December 31, 2023 and December 31, 2022 and statement of operations data for the years then ended are derived from NorthView’s audited financial statements included elsewhere in this proxy statement/prospectus.
The historical results presented below are not necessarily indicative of the results to be expected for any future period. You should read the following selected financial information in conjunction with NorthView’s financial statements and related notes and the section entitled “NorthView Management’s Discussion and Analysis of Financial Condition and Results of Operations” contained elsewhere in this proxy statement/prospectus.
	For the Year Ended December 31,2023	For the Year Ended December 31, 2022
Statement of Operations Data:
Loss from operations	$(1,508,683)	$(1,270,554)
Other income:
Interest income earned on cash and marketable securities held in Trust Account	2,248,538	2,579,268
Change in fair value of convertible loan	177,697	—
Change in fair value of warrant liabilities	701,148	6,358,235
Total other income, net	3,127,383	8,937,503
Income before provision for income tax	1,618,700	7,666,949
Income tax provision	(456,790)	(499,211)
Net income	$1,161,910	$7,167,738
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,866,356	18,975,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.12	$0.30
Basic and diluted weighted average shares outstanding, common stock	5,193,750	5,193,750
Basic and diluted net income per share of Common Stock, common stock	$0.12	$0.30
	December 31, 2023	December 31, 2022
Balance Sheet Data:
Working capital (deficit)	$(3,345,130)	$201,334
Cash and marketable securities held in Trust Account	9,308,328	194,224,782
Total assets	10,884,675	194,736,486
Total liabilities	5,091,777	1,830,478
Common stock subject to possible redemption	9,252,208	193,525,484
Total stockholders’ deficit	(3,459,310)	(619,476)

SELECTED HISTORICAL FINANCIAL AND OPERATING DATA OF PROFUSA
The following table shows selected historical financial information of Profusa for the periods and as of the dates indicated.
The selected historical statements of operations data and historical statements of cash flow data of Profusa for the years ended December 31, 2023 and 2022 and the historical balance sheet data as of December 31, 2023 and 2022 are derived from Profusa’s audited financial statements included elsewhere in this proxy statement/prospectus.
The financial information contained in this section relates to Profusa, prior to and without giving pro forma effect to the impact of the Business Combination and, as a result, the results reflected in this section may not be indicative of the results of the post-combination company going forward. See the section titled “Selected Unaudited Pro Forma Condensed Combined Financial Information” included elsewhere in this proxy statement/prospectus.
Additionally, the following selected historical financial information should be read together with the financial statements and accompanying notes and the section titled “Profusa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” appearing elsewhere in this proxy statement/prospectus. The selected historical financial information in this section is not intended to replace Profusa’s financial statements and the related notes. Profusa’s historical results are not necessarily indicative of the results that may be expected in the future.
	Year Ended December 31,
Statement of Operations	2023	2022
Government grant revenue	$45	$—
Operating expenses:
Research and development(1)	2,036	4,199
General and administrative(1)	4,079	5,244
Loss on early termination of operating lease	—	1,697
Total operating expenses	6,115	11,140
Loss from operations	(6,070)	(11,140)
Other income (expenses)
Gain on senior notes troubled debt restructuring	—	3,976
Gain on change in the fair value of derivative liabilities	—	2,031
Loss on change in the fair value of related party convertible notes	(22)	—
Loss on debt extinguishment, net	—	(8,811)
Interest expense	(4,283)	(6,270)
Other (loss) income	94	(3)
Total other (expense) income, net	(4,211)	(9,077)
Net loss and comprehensive loss	$(10,281)	$(20,217)
Net loss per share, basic and diluted	$(1.84)	$(3.63)
Weighted-average common shares outstanding, basic and diluted	5,600,741	5,569,696

	Year Ended December 31,
Stock-based Compensation	2023	2022
Research and development expenses	$23	$36
General and administrative expenses	10	75
Total stock-based compensation	$33	$111
	As of December 31,
Balance Sheet Data	2023	2022
Cash and cash equivalents	$142	$78
Working capital(2)	(46,407)	(35,493)
Total assets	1,893	1,031
Convertible preferred stock	65,149	65,149
Total stockholders’ deficit	(109,996)	(99,771)
	Year Ended December 31,
Statement of Cash Flows Data	2023	2022
Net cash provided by (used in)
Operating activities	$(4,402)	$(7,702)
Investing activities	(2)	—
Financing activities	4,468	6,924
(1)	Includes stock-based compensation expense as detailed below.
(2)	Working capital calculated as current assets minus current liabilities.

SELECTED UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
The following selected unaudited pro forma condensed combined financial data (the “selected pro forma information”) gives effect to the Business Combination described in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.” The Business Combination will be accounted for as a reverse recapitalization under U.S. GAAP. Under this method of accounting, NorthView is treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Profusa will represent a continuation of the financial statements of Profusa with the Business Combination being treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization. The net assets of NorthView will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Profusa in future reports of New Profusa.
The selected unaudited pro forma condensed combined balance sheet data as of December 31, 2023 gives pro forma effect to the Merger and other events contemplated by the Merger Agreement as if it had occurred on December 31, 2023. The selected unaudited pro forma condensed combined statement of operations data for the year ended December 31, 2023 gives pro forma effect to the Merger and other events contemplated by the Merger Agreement as if it had occurred on January 1, 2023.
In July 2023 and August 2023, Profusa issued convertible loans to one of its related parties with an aggregate principal amount of $0.6 million on substantially same terms as June 2023 Convertible Loan. The issuances of the 2023 Convertible Notes issued after December 31, 2023, have not been included in the calculation of the pro forma balance sheet as of December 31, 2023.
The selected pro forma information has been derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information of Profusa appearing elsewhere in this proxy statement/prospectus and the accompanying notes, in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined financial information is derived from, and should be read in conjunction with, the historical financial statements of NorthView and Profusa and related notes included elsewhere in this proxy statement/prospectus. The selected pro forma information has been presented for informational purposes only and is not necessarily indicative of what New Profusa’s financial position or results of operations actually would have been had the Merger and other events contemplated by the Merger Agreement been completed as of the dates indicated. In addition, the selected pro forma information does not purport to project the future financial position or operating results of New Profusa.
The following table presents selected pro forma information after giving effect to the Merger and other events contemplated by the Merger Agreement, presented under two scenarios:
•
Assuming No Redemption: This presentation assumes that no public stockholders of NorthView exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemption: This presentation assumes NorthView’s public shares are redeemed for their pro rata share of the funds in NorthView’s trust account. This scenario gives effect to NorthView’s public share redemptions of 299,829 shares excluding redemptions previously made in connection with the Extension, such that the remaining trust balance would be $5,000,001 at the time of the Business Combinations. The Merger Agreement provides that the obligations of Profusa to consummate the Merger are conditioned on, among other things, that as of the Closing, NorthView will have a minimum of $15.0 million in cash. Profusa has conditionally waived the Minimum Cash Amount as a closing condition to the Merger Agreement, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus).

The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

SUMMARY OF UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
	Year ended December 31, 2023 (in thousands, except for shares and per share values)
	No Redemptions	Maximum Redemption
Pro forma net loss	$(6,699)	$(6,699)
Deemed dividend	$—	$—
Pro forma net loss used in calculation of weighted-average pro forma net loss per share	$(6,699)	$(6,699)
Basic weighted average shares outstanding	28,099,148	27,243,952
Pro forma net loss per share – Basic and Diluted(1)	$ (0.24)	$ (0.25)

Weighted average shares outstanding-basic and diluted
NorthView Common shareholders	9,196,446	8,341,250
Former Profusa shareholders	12,566,199	12,566,199
Shares issued to underwriters	661,503	661,503
Convertible Bridge Loan	675,000	675,000
Vellar Shares: Stock Subscription and Transferred Shares	5,000,000	5,000,000
	28,099,148	27,243,952
(1)
The weighted average common shares outstanding include (a) outstanding convertible preferred stock of Profusa, which is entitled to the same per share merger consideration as Profusa common stock on an as converted to common stock basis, and (b) common stock of New Profusa issuable upon the conversion of junior convertible notes and, senior convertible notes of Profusa, adjusted for the March 2024 redemptions

The following potential shares were excluded from the calculation of diluted net loss per share:
As of December 31, 2023
Shares underlying NorthView’s outstanding warrants	17,404,250
Milestone Earnout Shares	3,875,000
Outstanding Profusa options	937,395
22,216,645
•
Shares underlying NorthView’s outstanding warrants are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met.

•	Milestone Earnout Shares are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met;
•	Outstanding Profusa options are anti-dilutive and are not included in the calculation of diluted net loss per share;
•	Sponsor Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger.
•	Profusa Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger.

RISK FACTORS
In addition to the other information contained in (or incorporated by reference into) this proxy statement/prospectus, including the matters addressed under the heading “Forward-Looking Statements,” you should carefully consider the following risk factors in deciding how to vote on the proposals presented in this proxy statement/prospectus. The occurrence of one or more of the events or circumstances described in these risk factors, alone or in combination with other events or circumstances, may have a material adverse effect on Profusa’s and New Profusa’s business, reputation, revenue, financial condition, results of operations and future prospects, in which event the market price of New Profusa Common Stock could decline, and you could lose part or all of your investment. There may be additional risks that neither NorthView nor Profusa presently knows, or that NorthView and Profusa believe are immaterial as of the date hereof. Unless otherwise indicated, references in this section and elsewhere in this proxy statement/prospectus to the Profusa business being adversely affected, negatively impacted or harmed will include an adverse effect on, or a negative impact or harm to, the business, reputation, revenue, financial condition, results of operations and future prospects of New Profusa.
You should consider carefully the following risk factors, together with all of the other information included in this report proxy statement prospectus. If any of the following risks, either alone or taken together, or other risks not presently known to us or that we currently believe to not be significant, develop into actual events, then our business, financial condition, results of operations or prospects could be materially adversely affected. If that happens, the market price of our common stock could decline, and stockholders may lose all or part of their investment.
Risks Related to Profusa
Unless the context otherwise requires, references in this section to “we,” “us,” “our” and the “Company” refer to Profusa, Inc.
Risks Related to Our Business and Operations
We and our auditors have substantial doubt about our ability to continue as a going concern, which may hinder our ability to obtain further financing.
Our recurring losses from operations raise substantial doubt about our ability to continue as a going concern. As a result, management has included disclosures in Note 1 of the financial statements and our independent registered public accounting firm included an explanatory paragraph in its report on our financial statements for the year ended December 31, 2023 with respect to this uncertainty. Our 2023 financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classification of liabilities that may result from the outcome of this uncertainty. Our ability to continue as a going concern will require us to obtain additional funding. If we are unable to raise capital when needed or on acceptable terms, we could be forced to delay, reduce or eliminate certain of our operations, and our stockholders could lose all, or a significant portion, of their investment in us.
We have a limited operating history on which to assess the prospects for our business and we have incurred losses since inception. We anticipate that we will continue to incur significant losses for at least the next several years as we continue to commercialize our existing products and services and seek to develop and commercialize new products and services.
Since inception, we have devoted substantially all of our financial resources to developing our products and related services. We have financed our operations primarily through the issuance of equity and debt securities. We have incurred significant losses. The amount of our future net losses will depend, in part, on regulatory approval, commercialization and on-going development of our products and related services, the rate of our future expenditures and our ability to obtain funding through the issuance of our securities, strategic collaborations or grants. We expect to continue to incur significant losses for several years as we continue to commercialize our Lumee Oxygen and Glucose Platform and seek to develop and commercialize new products and services. We anticipate that our expenses will increase substantially if and as we:
•	continue to build our sales, marketing and distribution infrastructure to commercialize our products and services;
•	continue to develop our products and services;
•	as we continue to conduct clinical studies;

•	seek to identify, assess, acquire, license and/or develop other products and services and subsequent generations of our current products and services;
•	seek to maintain, protect and expand our intellectual property portfolio;
•	seek to attract and retain skilled personnel; and
•	support our operations as a public company.
Our ability to generate future revenue from product and service sales depends heavily on our success in many areas, including, but not limited to:
•	launching and commercializing current and future products and services;
•	obtaining and maintaining marketing authorization with respect to each of our products and maintaining regulatory compliance throughout relevant jurisdictions;
•	maintaining clinical and economical value for end-users and customers in changing environments;
•	addressing any competing technological and market developments;
•	negotiating favorable terms in any collaboration, licensing or other arrangements into which we may enter;
•	establishing and maintaining manufacturing facilities;
•	establishing and maintaining distribution relationships with third-parties that can provide adequate (in amount and quality) infrastructure to support market demand for our products; and
•	maintaining, protecting and expanding our portfolio of intellectual property rights, including patents, trade secrets and know-how.
We have incurred significant losses in the past and will likely incur losses in the future.
We have incurred significant operating losses in the past. We have financed our operations primarily through the issuance of equity and debt. We have devoted substantial resources to:
•	research and development relating to our Lumee Oxygen and Glucose Platform;
•	clinical studies for our Lumee Oxygen and Glucose Platform;
•	execution and maintenance of our intellectual property portfolio;
•	expenses associated with the commercialization of our Lumee Oxygen Platform; and
•	expansion of our workforce.
We expect our research and development expenses to increase in connection with our continued clinical trials and other development activities related to our products. We also expect that our general and administrative expenses will continue to increase due, among other things, to our expansion of commercialization for the Lumee Oxygen and Glucose Platform and the additional operational and regulatory burdens applicable to public healthcare and medical device companies. As a result, we will likely continue to incur operating losses in the future. These losses, among other things, may have an adverse effect on our stockholders’ equity.
We may need to raise additional funding to expand the commercialization of our products and services and to expand our research and development efforts. This additional financing may not be available on acceptable terms, or at all. Failure to obtain this necessary capital when needed may force us to delay, limit or terminate our product commercialization or development efforts or other operations.
Our operations have consumed substantial amounts of cash since inception. We expect to expend substantial additional amounts to commercialize our products and services and to develop new products and services. We expect to use the funds received in connection with the Business Combination to scale our operations, develop new products and services, expand internationally, and for working capital and general corporate purposes. We may require additional capital to conduct clinical trials, expand the commercialization of our existing product and services and to develop new products and services. In addition, our operating plans may change as a result of many factors that may currently be unknown to us, and we may need to seek additional funds sooner than planned.

The amount of funding we may need will depend on many factors, including:
•	the revenue generated by our products;
•	the costs, timing and risks of delay of regulatory approvals;
•	the expenses we incur in manufacturing, developing, selling and marketing our products;
•	our ability to scale our manufacturing operations to meet demand for our current and any future products;
•	the costs to produce our continuous glucose monitoring systems;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the rate of progress and cost of our clinical trials and other development activities;
•	the success of our research and development efforts;
•	the emergence of competing or complementary technologies;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost of ongoing compliance with legal and regulatory requirements, and third-party payors’ policies;
•	the cost of obtaining and maintaining regulatory or payor clearance or approval for our current or future products including those integrated with other companies’ products; and
•	the acquisition of business, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
If adequate funds are not available, we may not be able to commercialize our products at the rate we desire and/or we may have to delay the development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce sales, marketing, customer support or other resources devoted to our products. Any of these factors could harm our business and financial condition.
The clinical trial process is lengthy and expensive with uncertain outcomes. Results of earlier studies may not be predictive of future clinical trial results, or the safety or efficacy profile for such products.
We may not sell any of our products in any jurisdiction until we have obtained marketing authorization in such jurisdiction. None of our products are approved for commercial sale in the United States. In order to obtain marketing approval for our products in the United States and in other jurisdictions, we will be required to conduct additional clinical trials. Clinical testing is difficult to design and implement, can take many years, can be expensive and carries uncertain outcomes. The long-term effects of using our products in a large number of patients have not been studied and the results of short-term clinical use of such products do not necessarily predict long-term clinical benefits or reveal long-term adverse effects.
The results of preclinical studies and clinical trials of our products conducted to date and ongoing or future studies and trials of our current, planned or future products may not be predictive of the results of later clinical trials, and interim results of a clinical trial do not necessarily predict final results. Regulatory authorities may disagree with our interpretation of data and results from our clinical trials, and favorable results do not ensure that we will achieve similar results in future clinical trials. Preclinical and clinical data are often susceptible to various interpretations and analyses, and many companies that have believed their products performed satisfactorily in preclinical studies and earlier clinical trials have nonetheless failed to replicate results in later clinical trials. Failure can occur at any stage of clinical testing. Our clinical studies may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical and nonclinical testing in addition to those we have planned. In addition, it is possible that FDA will impose, as a condition of marketing authorization for future products, requirements that we conduct post-market surveillance studies or clinical studies as a condition of clearance or approval, which may reduce or delay our ability to obtain profitability with such products.

The initiation and completion of any clinical studies may be prevented, delayed or halted for numerous reasons. We may experience delays in our ongoing clinical trials for a number of reasons, which could adversely affect the costs, timing or successful completion of our clinical trials, including related to the following:
•
we may be required to submit an investigational device exemption application, or IDE, to the FDA, which must become effective prior to commencing certain human clinical trials of medical devices, and the FDA may reject our IDE and notify us that we may not begin clinical trials;

•
regulators may disagree as to the design or implementation of our clinical trials; regulators and/or institutional review boards, or IRBs, or other reviewing bodies may not authorize us or our investigators to commence a clinical trial, or to conduct or continue a clinical trial at a prospective or specific trial site;

•
we may not reach agreement on acceptable terms with prospective contract research organizations, or CROs, and clinical trial sites, the terms of which can be subject to extensive negotiation and may vary significantly among different CROs and trial sites;

•	clinical trials may produce negative or inconclusive results, and we may decide, or regulators may require us, to conduct additional clinical trials or abandon product development programs;
•
the number of subjects required for clinical trials may be larger than we anticipate, enrollment in these clinical trials may be insufficient or slower than we anticipate, and the number of clinical trials being conducted at any given time may be high and result in fewer available subjects for any given clinical trial, or subjects may drop out of these clinical trials at a higher rate than we anticipate;

•
our third-party contractors, including those manufacturing products or conducting clinical trials or preclinical studies on our behalf, may fail to comply with regulatory requirements or meet their contractual obligations to us in a timely manner, or at all;

•	we might have to suspend or terminate clinical trials for various reasons, including a finding that the subjects are being exposed to unacceptable health risks;
•
we may have to amend clinical trial protocols or conduct additional studies to reflect changes in regulatory requirements or guidance, which we may be required to submit to an IRB and/or regulatory authorities for re-examination;

•
regulators, IRBs or other parties may require or recommend that we or our investigators suspend or terminate clinical research for various reasons, including safety signals or noncompliance with regulatory requirements;

•	the cost of clinical trials may be greater than we anticipate;
•	clinical sites may not adhere to the clinical protocol or may drop out of a clinical trial;
•	we may be unable to recruit a sufficient number of clinical trial sites or study participants;
•
regulators, IRBs or other reviewing bodies may find fault with our manufacturing processes or facilities of third-party manufacturers with which we enter into agreement for clinical and commercial supplies, the supply of devices or other materials necessary to conduct clinical trials may be insufficient, inadequate or not available at an acceptable cost, or we may experience interruptions in supply;

•	approval policies or regulations of FDA or applicable foreign regulatory agencies may change in a manner rendering our clinical data insufficient for approval;
•	our current or future products may have undesirable side effects or other unexpected characteristics; and
•
impacts of regional or global public health crises including the recent COVID-19 pandemic could adversely affect any clinical trials we are conducting or plan to conduct, including by causing delays or difficulties in enrolling or onboarding patients, initiating clinical sites, or obtaining the requisite regulatory approvals, interruption of key clinical trial activities, or supply chain disruptions that delay or make it more difficult or costly to obtain the supplies and materials we need for clinical trials.

Any of these occurrences may significantly harm our business, financial condition and prospects. In addition, many of the factors that cause, or lead to, a delay in the commencement or completion of clinical trials may also ultimately lead to the denial of regulatory approval of our product candidates.

Patient enrollment in clinical trials and completion of patient follow up depend on many factors, including the size of the patient population, the nature of the trial protocol, the proximity of patients to clinical sites, the eligibility criteria for the clinical trial, patient compliance, competing clinical trials and clinicians’ and patients’ perceptions as to the potential advantages of the product being studied in relation to other available therapies, including any new treatments that may be approved for the indications we are investigating. For example, patients may be discouraged from enrolling in our clinical trials if the trial protocol requires them to undergo extensive post treatment procedures or follow up to assess the safety and efficacy of a product candidate, or they may be persuaded to participate in contemporaneous clinical trials of a competitor’s product candidate. In addition, patients participating in our clinical trials may drop out before completion of the trial or experience adverse medical events unrelated to our products. Delays in patient enrollment or failure of patients to continue to participate in a clinical trial may delay commencement or completion of the clinical trial, cause an increase in the costs of the clinical trial and delays, or result in the failure of the clinical trial.
Clinical trials must be conducted in accordance with the laws and regulations of the FDA and other applicable regulatory authorities’ legal requirements, regulations or guidelines, and are subject to oversight by these governmental agencies and IRBs at the medical institutions where the clinical trials are conducted. In addition, clinical trials must be conducted with supplies of our devices produced under applicable current good manufacturing practice, or cGMP, requirements and other regulations. Furthermore, we rely on CROs, investigators and clinical trial sites to ensure the proper and timely conduct of our clinical trials and while we have agreements governing their committed activities, we have limited influence over their actual performance. We depend on our collaborators and on medical institutions and CROs to conduct our clinical trials in compliance with good clinical practice, or GCP, requirements. To the extent our collaborators or the CROs fail to enroll participants for our clinical trials, fail to conduct the study to GCP standards or are delayed for a significant time in the execution of trials, including achieving full enrollment, we may be affected by increased costs, program delays or both. Investigators may also be subject to disqualification, which may impact their ability to participate in clinical studies. In addition, clinical trials that are conducted in countries outside the United States may subject us to further delays and expenses as a result of increased shipment costs, additional regulatory requirements and the engagement of non-U.S. CROs, as well as expose us to risks associated with clinical investigators who are unknown to the FDA, and different standards of diagnosis, screening and medical care.
Even if our future products are cleared or approved in the United States, commercialization of our products in foreign countries would require clearance or approval by regulatory authorities in those countries. Clearance or approval procedures vary among jurisdictions and can involve requirements and administrative review periods different from, and greater than, those in the United States, including additional preclinical studies or clinical trials. Any of these occurrences could have an adverse effect on our business, financial condition and results of operations.
Our products may not achieve or maintain market acceptance.
We have developed, and we are engaged in the development of, continuous glucose monitoring (CGM) systems, and we are in the early stages of commercializing the Lumee Oxygen Platform in the EU (in addition to ongoing clinical development of the Lumee Oxygen Platform) in the United States. Our success will depend on the acceptance of our products and services in the U.S., if approved, and international healthcare markets. We are faced with the risk that the marketplace will not be receptive to our products and services over competing products and that we will be unable to compete effectively. Factors that could affect our ability to successfully commercialize our current products and services and to commercialize any potential future products and services include:
•	challenges of developing (or acquiring externally-developed) technology solutions that are adequate and competitive in meeting the requirements of next-generation design challenges;
•	anticipation and responsiveness to our competitors’ development of new products and services and technological innovations; and
•	dependence upon physicians’ and other healthcare practitioners’ acceptance of our products.
We cannot assure investors that our current products and services or any future products and services will gain broad market acceptance or that treatment guidelines will promote the market acceptance of our products. If the market for our current products and services or any future products and services fails to develop or develops more slowly than expected, or if any of the services and standards supported by us do not achieve or sustain market acceptance, our business and operating results would be materially and adversely affected.

We operate in a highly competitive market and face competition from large, well-established companies with significant resources, and, as a result, we may not be able to compete effectively.
The industry in which we operate in general, and the market for products like the Lumee Oxygen and Glucose Platform and glucose monitoring devices in particular, are intensely competitive, subject to rapid change and significantly affected by new product introductions and other market activities of industry participants, including enhanced software capabilities, and related data and IT platforms. Our CGM products are based on our proprietary technology, but a number of companies and medical researchers are pursuing new technologies for the monitoring of glucose levels. FDA or other regulatory approval of a commercially viable continuous glucose monitor or sensor produced by one of our competitors could significantly reduce market acceptance of our systems. In addition, certain development efforts throughout the diabetes industry, including that of the National Institutes of Health and other supporters of diabetes research are continually seeking ways to prevent, cure or improve treatment of diabetes. Therefore, our products may be rendered obsolete by technological breakthroughs in diabetes monitoring, treatment, prevention or cure.
If our CGM systems are approved for commercial sale, we will compete directly with the Diabetes Care division of, among others, Abbott Laboratories; Medtronic plc’s Diabetes Group; Roche Diabetes Care, a division of Roche Diagnostics; privately-held LifeScan, Inc.; and Ascensia Diabetes Care, each of which manufactures and markets products for the single-point finger stick device market. Collectively, these companies currently account for a significant amount of the worldwide sales of self-monitored glucose testing systems.
Several companies are developing and/or commercializing products for continuous or periodic monitoring of glucose levels in the interstitial fluid under the skin that compete directly with our products. Abbott has their Libre family of CGM products and Medtronic markets and sells a standalone glucose monitoring product called Guardian Connect both internationally and in the United States.
Medtronic and other third parties have developed or are developing insulin pumps integrated with CGM systems that provide, among other things, the ability to suspend insulin administration while the user’s glucose levels are low and to automate basal and bolus insulin dosing.
We also have begun to become aware of companies outside the traditional medical device sector that are attempting to develop competitive products and services, including for the general health and wellness, or population health space.
Our Lumee Oxygen Platform primarily faces competition from Siemens Healthineers, Perimed AB, SenTec AG, Radiometer Medical, MESI, ATYS Medical, among other related companies.
Some of the companies developing or marketing competing devices are large and well-known publicly traded companies, and these companies may possess competitive advantages over us, including:
•	greater name recognition;
•	established relations with healthcare professionals, customers and third-party payors;
•	established distribution networks;
•	additional lines of products, and the ability to bundle products to offer higher discounts or incentives to gain a competitive advantage;
•	greater experience in conducting research and development, manufacturing, clinical trials, obtaining regulatory approval for products and marketing approved products;
•	duration of sensor life;
•	the ability to integrate multiple products to provide additional features beyond CGM systems; and
•	greater financial and human resources for product development, manufacturing, sales and marketing, and patent litigation.
As a result, we may not be able to compete effectively against these companies or their products, which may adversely impact our business.

The research and development efforts we undertake independently, and in some instances in connection with our collaborations with third parties, may not result in the development of commercially viable products, the generation of significant future revenues or adequate profitability.
In order to address the anticipated needs of our customers, pursue new markets for our existing products, and remain competitive, we focus our research and development efforts and strategic third-party collaboration activities on the enhancement of our current products, the development of next-generation products and the development of novel technologies and services.
The development of new products, or novel technologies and services and the enhancement of our current products (including seeking and obtaining new indications for use), requires significant investment in research and development, intellectual property protection, clinical trials, regulatory approvals and third-party reimbursement. The results of our product development and commercialization efforts may be affected by a range of factors, including our ability to anticipate customer needs, innovate and develop new products, determine a feasible or timely regulatory pathway or approach, and launch those products cost effectively into multiple markets and geographies. If we are unable to successfully anticipate customer needs, innovate, develop new products and successfully launch them, we may not be able to generate significant future revenues or profits from these efforts. Failing to timely launch our products may cause them to become obsolete and materially and adversely affect our business and financial position.
The development and commercial launch timelines for our products depend a great deal on our ability to achieve clinical endpoints and regulatory requirements and to overcome technology challenges, and may be delayed due to scheduling issues with patients and investigators, requests from institutional review boards, or inquiries from regulators about our independent and collaborative product development activities, product performance and manufacturing supply constraints, among other factors. In addition, support of these clinical trials requires significant resources from employees involved in the production of our products, including research and development, manufacturing, quality assurance, and clinical and regulatory personnel. Even if our development and clinical trial efforts succeed, the FDA may not approve the products or may require additional product testing and clinical trials before approving the products, which would result in product launch delays and additional expense. If approved by the FDA, the products may not be accepted in the marketplace by physicians or users.
We may enter into collaborative arrangements to develop new products and to pursue new markets. As a result of these relationships, our operating results depend, to some extent, on the ability of our partners to successfully commercialize their systems or products. Any factors that may limit our partners’ ability to achieve widespread adoption of their systems, including competitive pressures, technological breakthroughs for the treatment or prevention of diabetes, adverse regulatory or legal actions relating to their products, or changes in reimbursement rates or policies of third-party payors relating to these products, could have an adverse impact on our operating results.
Many of the companies that we collaborate with are also competitors or potential competitors who may decide to terminate our collaborative arrangement. In the event of such a termination, we may be required to devote additional resources to product development and commercialization, we may need to cancel some development programs and we may face increased competition. Additionally, collaborations may not result in the development of products that achieve commercial success and could be terminated prior to developing any products. Former collaborators may use the experience and insights they develop in the course of their collaborations with us to initiate or accelerate their development of products that compete with our products, which may create competitive disadvantages for us. Accordingly, we cannot provide assurance that any of our collaborations will result in the successful development of a commercially viable product or result in significant additional future revenues.
Medical device development is costly and involves continual technological change, which may render our current or future products obsolete.
The market for medical devices is characterized by rapid technological change, medical advances and evolving industry standards. Any one of these factors could reduce the demand for our devices or services or require substantial resources and expenditures for research, design and development to avoid technological or market obsolescence.
Our success will depend on our ability to enhance our current technology, services and systems and develop or acquire and market new technologies to keep pace with technological developments and evolving industry standards, while responding to changes in customer needs. A failure to adequately develop or acquire device enhancements or new devices that will address changing technologies and customer requirements adequately, or to introduce such devices on a timely basis, may have a material adverse effect on our business, financial condition and results of operations.
We might have insufficient financial resources to improve existing devices, advance technologies and develop new devices at competitive prices. Technological advances by one or more competitors or future entrants into the field may result in our current devices becoming non-competitive or obsolete, which may decrease revenues and profits and adversely affect our business and results of operations.
We may encounter significant competition across our existing and future planned products and services and in each market in which we sell or plan to sell our products and services from various companies, many of which have greater financial and marketing resources than we do.
In addition, our competitors, which are well-established manufacturers with significant resources, may engage in aggressive marketing tactics. Competitors may also possess the ability to commercialize additional lines of products, bundle products or offer higher discounts and incentives to customers in order to gain a competitive advantage. If the prices of competing products are lowered as a result, we may not be able to compete effectively.
If we are unable to successfully develop and effectively manage the introduction of new products, our business may be adversely affected.
We must successfully manage introductions of new or advanced products and associated management services. Introductions of new or advanced products could also adversely impact the commercialization of Lumee™ Oxygen Platform or other existing products to consumers. For instance, the introduction or announcement of new or advanced products may shorten the life cycle of our existing products or reduce demand, thereby reducing any benefits of successful new product introductions and potentially lead to challenges in managing write-downs or write-offs of inventory of existing products. In addition, any new products may have higher manufacturing costs than legacy products, which could negatively impact our gross margins and operating results. Accordingly, if we fail to effectively manage introductions of new or advanced products, our business may be adversely affected.
We may experience challenges managing the inventory of monitors and other items, which can lead to excess inventory and discounting of our products, or alternatively insufficient inventory levels. Inventory levels in excess of consumer demand may result in inventory write-downs or write-offs, product expiration and the sale of inventory at discounted prices, which would affect our gross margin and could impair the strength of our brand. Reserves and write-downs for rebates, promotions and excess inventory will be recorded based on our forecast of future demand. Actual future demand could be less than our forecast, which may result in additional reserves and write-downs in the future, or actual demand could be stronger than our forecast, which may result in a reduction to previously recorded reserves and write-downs in the future and increase the volatility of our operating results.
If we are unable to establish and maintain adequate sales and marketing capabilities or enter into and maintain arrangements with third parties to sell and market our products, our business may be harmed.
We must continue to develop and grow our sales and marketing organization and enter into partnerships or other arrangements to market and sell our products and/or collaborate with third parties, including distributors and others, to commercialize the Lumee™ Oxygen Platform and to achieve commercial success for any of our future products. Developing and managing a direct sales organization is a difficult, expensive and time-consuming process.
To continue to develop our sales and marketing organization to successfully achieve market awareness and sell our products, we must:
•	continue to recruit and retain adequate numbers of effective and experienced sales and marketing personnel;
•	effectively train our sales and marketing personnel in the benefits and risks of our products;
•	establish and maintain successful sales, marketing, training and education programs that educate health care professionals so they can appropriately inform their patients about our products;
•	manage geographically dispersed sales and marketing operations; and
•
effectively train our sales and marketing personnel on the applicable fraud and abuse laws that govern interactions with healthcare practitioners as well as current and prospective patients and maintain active oversight and auditing measures to ensure continued compliance.

We may not be able to successfully manage our sales force or increase our product sales at acceptable rates.
We have limited experience in marketing and selling our products and related services, and if we are unable to successfully commercialize our products and related services, our business and operating results will be adversely affected.
We only recently received CE Mark approval in the EU for our first product, the Lumee Oxygen Platform, and accordingly we have limited experience marketing and selling our products and related services. Sales of our Lumee Oxygen Platform in the EU will depend on our ability to maintain CE Mark approval, including requirements to comply with European Medical Devices Regulation and renew the CE Mark as required. Sales of Lumee Oxygen Platform outside of the EU, including in the U.S., and sales of Lumee Glucose in any jurisdiction, will depend on our ability to obtain and maintain applicable regulatory approvals in such jurisdictions. Following regulatory approvals, future sales of our products will depend in large part on our ability to effectively market and sell our products and services, successfully manage and expand our sales force, and increase the scope of our marketing efforts. We may also enter into distribution arrangements in the future. Because we have limited experience in marketing and selling our products, our ability to forecast demand, the infrastructure required to support such demand and the sales cycle to customers is unproven. If we do not build an efficient and effective marketing and sales force, our business and operating results will be adversely affected.
We are subject to a variety of risks due to our international operations that could adversely affect our business, our operations or profitability and operating results.
We are not currently generating revenues in international countries. We currently operate clinical trial studies internationally in Vietnam, Germany and Austria and intend to continue to pursue growth opportunities outside the United States and we may increase our use of administrative and support functions from locations outside the United States, which could expose us to greater risks associated with our sales and operations. As we pursue opportunities outside the United States, we may become more exposed to these risks and our ability to scale our operations effectively may be affected.
Additionally, our international expansion efforts may not be successful and we may experience difficulties in scaling these functions from locations outside the United States and may not experience the expected cost efficiencies.
Our profitability and international operations are, and will continue to be, subject to a number of risks and potential costs, including:
•	local product preferences and product requirements;
•	longer payment cycles and difficulties in enforcing agreements and collecting receivables through certain foreign legal systems;
•	fluctuations in foreign currency exchange rates;
•	less intellectual property protection in some countries outside the United States than exists in the United States;
•	trade protection measures and import and export licensing requirements;
•	trade relations among the United States and foreign countries in which our customers or future customers, distributors, manufacturers and suppliers may have operations;
•	required compliance with foreign regulatory requirements and laws;
•	required compliance with anti-bribery laws, such as the U.S. Foreign Corrupt Practices Act, data privacy requirements, labor laws and anti-competition regulations;
•	workforce instability; and
•	political and economic instability.
Changes in foreign currency exchange rates may reduce the reported value of our foreign currency denominated revenues, expenses, and cash flows. We cannot predict changes in currency exchange rates, the impact of exchange rate changes, nor the degree to which we will be able to manage the impact of currency exchange rate changes.

There are a variety of oxygen monitoring and CGM products and technologies, and consumer confusion about product features and technology could lead consumers to purchase competitive products instead of our products, or to conflate any adverse events or safety issues associated with oxygen monitoring and CGM products with our products, which could adversely affect our business, financial condition and results of operations.
We believe that many individuals do not have full information regarding the types of oxygen monitoring and CGM products and available in the market, in part due to the lack of consumer education regarding these types of products. Consumers may not have sufficient information about oxygen monitors or CGMs generally or how these products and technologies compare to each other.
This lack of information may result in consumers purchasing devices from our competitors, even if our product would provide consumers with their desired product features. In addition, any adverse events or safety issues relating to competitive products and related negative publicity, even if such events are not attributable to our products, could result in reduced purchases of our products by consumers generally. Any of these occurrences could lead to reduced sales of our products and adversely affect our business, financial condition and results of operations.
We expect the commercialization of the Lumee Oxygen Platform to generate nearly all our commercial revenue until we obtain regulatory approval for additional products.
Our first offering is the Lumee Oxygen Platform, from which we expect to continue to derive nearly all our commercial revenue until such time as we obtain regulatory approval for additional products, such as Lumee Glucose, which may never occur. Accordingly, our ability to continue to generate revenue is highly reliant on our ability to market and sell the Lumee Oxygen Platform and to retain consumers using the product. We have not yet established that our commercial model will be successful. We cannot control the completion or timing of our distribution partners’ protocols or other internal processes or procedures, and the timing and execution of our expanded launch is dependent on our ability to distribute our products pursuant to our agreements with them.
The outbreak of the SARS-CoV-2 virus and its variants and the COVID-19 disease that it causes, or similar public health crises, could have a material adverse impact on our business, financial condition and results of operations, including our manufacturing, commercial operations and sales.
In December 2019, a novel strain of coronavirus (SARS-CoV-2) was reported and it has since spread throughout the world. The COVID-19 pandemic caused by SARS-CoV-2 has had significant impacts on our business operations, and any future outbreak of contagious diseases, or other adverse public health developments, could have a material adverse effect on our business operations. These impacts to our operations have included, and could again in the future include, disruptions or restrictions on the ability of our employees and customers to travel or of us to pursue collaborations and other business transactions, travel to customers and/or conduct live demonstrations of our products at promotional events, maintain our presence in medical schools and other educational institutions, oversee the activities of our third-party manufacturers and suppliers and make shipments of materials. The COVID-19 pandemic may also continue to cause financial strain on our customer base due to decreased funding and other revenue shortfalls.
Travel restrictions and business closures have and may in the future adversely impact our operations locally and worldwide, including our ability to manufacture, market, sell or distribute our products, and such restrictions and closure have caused or may cause temporary closures of facilities of suppliers, manufacturers or customers. Disruptions in the operations of our suppliers, customers, and manufacturers and access to customers have and may in the future adversely impact our sales and operating results. In addition, travel restrictions have made it more difficult for us to monitor the quality of our third-party manufacturing operations when we are unable to conduct in-person quality audits of those facilities.
In addition, the issues originally brought on by COVID-19 continue to have an ongoing adverse impact on global supply chains, including ours. We have experienced constraints in availability, increasing lead times and costs required to obtain some inventory components. As a result of the COVID-19 pandemic and the measures designed to contain its spread, our suppliers may not have the materials, capacity, or capability to supply our components according to our schedule and specifications. Further, there may be logistics issues, including our ability and our supply chain’s ability to maintain production, as well as transportation demands that may cause further delays. If our suppliers’ operations are curtailed, we may need to seek alternate sources of supply, which may be more expensive. Alternate sources may not be available or may result in delays in shipments to us from our suppliers and subsequently to our customers. In addition, the COVID-19 pandemic and the measures designed to stop the spread of the virus may have similar effects on our customers. The current pandemic may also give rise to force majeure contractual protections being asserted by customers and/or suppliers that we maintain contracts with, potentially relieving contractual obligations these parties have to us. In any case, any disruption of our suppliers’ or customers’ businesses would likely negatively impact our sales and operating results.
Our business, financial condition and results of operations could be adversely affected by disruptions in the global economy caused by the ongoing conflict between Russia and Ukraine.
The global economy has been negatively impacted by the military conflict between Russia and Ukraine. Furthermore, governments in the U.S., United Kingdom, and European Union have each imposed export controls on certain products and financial and economic sanctions on certain industry sectors and parties in Russia. Although we have no operations in Russia or Ukraine, we may experience shortages in materials and increased costs for transportation, energy, and raw materials due in part to the negative impact of the Russia-Ukraine military conflict on the global economy. The scope and duration of the military conflict in Ukraine is uncertain, rapidly changing and hard to predict. Further escalation of geopolitical tensions related to the military conflict, including increased trade barriers or restrictions on global trade, could result in, among other things, cyberattacks, supply disruptions, lower consumer demand, and changes to foreign exchange rates and financial markets, any of which may adversely affect our business and supply chain.
We may face risks associated with acquisitions of companies, products and technologies and our business could be harmed if we are unable to address these risks.
We may in the future seek to acquire or invest in businesses, applications or technologies that we believe could complement or expand our portfolio, enhance our technical capabilities or otherwise offer growth opportunities. However, we cannot assure you that we would be able to successfully complete any acquisition we choose to pursue, or that we would be able to successfully integrate any acquired business, product or technology in a cost-effective and non-disruptive manner. The pursuit of potential acquisitions may divert the attention of management and cause us to incur various costs and expenses in identifying, investigating and pursuing suitable acquisitions, whether or not they are consummated. We may not be able to identify desirable acquisition targets or be successful in entering into an agreement with any particular target or obtain the expected benefits of any acquisition or investment.
To date, the growth of our operations has been largely organic, and we have limited experience in acquiring other businesses or technologies. We may not be able to successfully integrate any acquired personnel, operations and technologies, or effectively manage the combined business following an acquisition. Acquisitions could also result in dilutive issuances of equity securities, the use of our available cash, or the incurrence of debt, which could harm our operating results. In addition, if an acquired business fails to meet our expectations, our operating results, business and financial condition may suffer.
Our success will depend on our ability to attract and retain our personnel and manage our human capital, while controlling labor costs.
Our future success depends on our ability to attract, recruit, train, retain, motivate and integrate key personnel, including Ben Hwang, our Chief Executive Officer, as well as other members of our management team and our research and development, manufacturing, software engineering and sales and marketing personnel. Competition for qualified personnel is intense. The loss or incapacity of existing members of our executive management team could adversely affect our operations if we experience difficulties in hiring qualified successors. Our executive officers have signed offer letters or employment agreements with us, but their service is at-will and may end at any point in time. In addition, all of our employees are at-will, which means that either we or the employee may terminate their employment at any time.
We believe that our management team must be able to act decisively to apply and adapt our business model in the rapidly changing markets in which we will compete. In addition, we rely upon technical and scientific employees or third-party contractors to effectively establish, manage and grow our business. Consequently, we believe that our future viability will depend largely on our ability to attract and retain highly skilled managerial, sales, scientific and technical personnel. In order to do so, in the future we may need to pay higher compensation or fees to our employees or consultants than we currently expect, and such higher compensation payments may have a negative effect on our operating results. Competition for experienced, high-quality personnel is intense, and there is no assurance that we will be able to recruit and retain such personnel. Our growth depends, in particular, on attracting and retaining highly-trained sales personnel with the necessary technical background and ability to understand our products and services at a technical level to effectively identify and sell to potential new customers and develop new products. Because of the technical nature of our products and the dynamic market in which we compete, any failure to attract, recruit, train, retain, motivate and integrate qualified personnel could materially harm our operating results and growth prospects. Recruiting, training and retention difficulties can limit our ability to support our research and development and commercialization efforts.
We are subject to export and import control laws and regulations that could impair our ability to compete in international markets or subject us to liability if we violate such laws and regulations.
We are required to comply with export and import control laws, which may affect our ability to enter into or complete transactions with certain customers, business partners, and other persons. In certain circumstances, export control regulations may prohibit the export of certain products, services, and technologies. We may be required to obtain an export license before exporting a controlled item, and granting of a required license cannot be assured. Compliance with the import laws that apply to our businesses may restrict our access to, and may increase the cost of obtaining, certain products and could interrupt our supply of imported inventory.
Exported technologies necessary to develop and manufacture certain products are subject to U.S. export control laws and similar laws of other jurisdictions. We may be subject to adverse regulatory consequences, including government oversight of facilities and export transactions, monetary penalties, and other sanctions for violations of these laws. In certain instances, these regulations may prohibit us from developing or manufacturing certain of our products for specific applications outside the United States. Failure to comply with any of these laws and regulations could result in civil and criminal, monetary, and nonmonetary penalties; disruptions to our business; limitations on our ability to import and export products and services; or damage to our reputation.
Our ability to use our net operating losses to offset future taxable income may be subject to certain limitations which could subject our business to higher tax liability.
As of the year ended December 31, 2023, we had federal net operating loss carryforwards (“NOLs”) to offset future taxable income of approximately $106.5 million, subject to certain limitations (including the limitations described below). If not utilized, U.S. federal net operating loss carryforward amounts generated prior to January 1, 2018 will begin to expire 20 years after the tax year in which such losses originated. State net operating loss carryforward amounts may also be subject to expiration. A lack of future taxable income would adversely affect our ability to utilize these NOLs.
In addition, under Section 382 of the Internal Revenue Code of 1986, as amended (the “Code”), a corporation that undergoes an “ownership change” is subject to limitations on its ability to utilize its pre-change NOLs and other pre-change tax attributes (such as research tax credits) to offset post-change taxable income. For these purposes, an ownership change generally occurs where the equity ownership of one or more stockholders or groups of stockholders considered by the rules as owning, directly or indirectly, 5% or more of a corporation’s stock increases its ownership by more than 50 percentage points over its lowest ownership percentage within a three-year period (calculated on a rolling basis) as well as changes in ownership arising from new issuances of stock by us. Our existing NOLs may be subject to limitations arising out of previous ownership changes or in connection with the Business Combination and we may be limited as to the amount that can be utilized each year as a result of such ownership changes and related transactions. In addition, future changes in our stock ownership, including future offerings, as well as other changes that may be outside of our control, could result in additional ownership changes under Section 382 of the Code. There are additional limitations found in Sections 269, 383 and 384 of the Code that may also limit the use of NOL carryforwards that may apply and result in increased tax liability to us. Our NOLs may also be impaired under similar provisions of state law.
We have recorded a full valuation allowance related to our NOLs and other deferred tax assets due to the uncertainty of the ultimate realization of the future benefits of those assets.
If our manufacturing capabilities are insufficient to produce an adequate supply of product at appropriate quality levels, our growth could be limited and our business could be harmed.
Our operations have consumed substantial amounts of cash since inception. We expect to continue to spend substantial amounts on commercialization of our products, including growth of our manufacturing capacity, on research and development, and conducting clinical trials for our CGM sensors and systems. We may need funds to continue the commercialization of our current products and to develop and commercialize our sensors and systems or pursue other strategic initiatives. Additional financing may not be available on a timely basis on terms acceptable to us, or at all. Any additional financing may be dilutive to stockholders or may require us to grant a lender a security interest in our assets. The amount of funding we may need will depend on many factors, including:
•	the revenue generated by sales of our products and other future products;
•	the costs, timing and risks of delay of additional regulatory approvals;
•	the expenses we incur in manufacturing, developing, selling and marketing our products;
•	our ability to scale our manufacturing operations to meet demand for our current and any future products;
•	the costs to produce the Lumee™ Oxygen Platform or our CGM systems;
•	the costs of filing, prosecuting, defending and enforcing any patent claims and other intellectual property rights;
•	the rate of progress and cost of our clinical trials and other development activities;
•	the success of our research and development efforts;
•	the emergence of competing or complementary technologies;
•	the terms and timing of any collaborative, licensing and other arrangements that we may establish;
•	the cost of ongoing compliance with legal and regulatory requirements, and third-party payors’ policies;
•	the cost of obtaining and maintaining regulatory or payor clearance or approval for our current or future products including those integrated with other companies’ products; and
•	the acquisition of business, products and technologies, although we currently have no commitments or agreements relating to any of these types of transactions.
If adequate funds are not available, we may not be able to commercialize our products at the rate we desire and/or we may have to delay the development or commercialization of our products or license to third parties the rights to commercialize products or technologies that we would otherwise seek to commercialize. We also may have to reduce sales, marketing, customer support or other resources devoted to our products. Any of these factors could harm our business and financial condition.
We depend upon third-party suppliers and outsource to other parties, making us vulnerable to supply disruptions, suboptimal quality, noncompliance and/or price fluctuations, which could harm our business.
We manufacture our products and procure important third-party services at numerous facilities worldwide. We purchase many of the components, materials and services needed to manufacture these products from numerous suppliers in various countries. We have generally been able to obtain adequate supplies of such materials, components and services. However, we also rely on single and/or sole sources for certain components and materials used in manufacturing our products. For example, currently we purchase all of the microbeads used in our Lumee Oxygen hydrogel from Microbeads AS, all of our glucose sensing dye from Laurus Labs, all of our reference dye from Biotium and all of our bacterial catalase from Roche. In some cases, our agreements with these and other suppliers can be terminated by either party upon short notice. Our contract manufacturers may also rely on single- or sole-source suppliers to manufacture some of the components used in our products.
Although we work with our suppliers to try to ensure continuity of supply while maintaining quality, timeliness and reliability, the supply of these components, materials and services has in some cases been, and may continue to be impacted, interrupted or insufficient. Our manufacturers and suppliers may also encounter problems during manufacturing for a variety of reasons. They may fail to follow specific protocols and procedures, fail to comply with applicable regulations, or be the subject of FDA or other regulatory authority audits or inspections that result in allegations of non-compliance (for example, resulting in Form 483 Observations, Warning Letters, or other FDA enforcement actions). Our manufacturers and suppliers may also experience or be impacted by equipment malfunction, environmental factors, and public health emergencies including but not limited to the COVID-19 pandemic, any of which could delay or impede their ability to meet our demand.
Further, if our sole- or single-source suppliers shift their manufacturing and assembly sites to other locations, depending on the circumstances and nature of the item supplied, in addition to quality system activities such as verification and validation, there could be a need for FDA notifications or submissions, and the new locations could be subject to regulatory inspections. If there are regulatory delays or impediments impacting our suppliers or us for any reason, we may not be able to quickly establish additional or replacement suppliers, particularly for our single-source components, in part because of the custom nature of various parts we design. Any interruption or delay in the supply of components or materials, or our inability to obtain components or materials from alternate sources at acceptable prices in a timely manner, could impair our ability to meet the demand of our customers and cause them to cancel orders or switch to competitive products. For supply risks related to the COVID-19 pandemic see our Risk Factor entitled, “The outbreak of the SARS-Cov-2 virus and its variants and the COVID-19 disease that it causes, or similar public health crises, could have a material adverse impact on our business, financial condition and results of operations, including our manufacturing, commercial operations and sales.”
Our reliance on these outside manufacturers and suppliers also subjects us to other risks that could harm our business, including:
•	we may experience a reduction or interruption in supply, and may not be able to obtain adequate supply in a timely manner or on commercially reasonable terms from additional or replacement sources;
•	our products are technologically complex and it is difficult to develop alternative supply sources;
•	we are not a major customer of many of our suppliers, and these suppliers may therefore give other customers’ needs higher priority than ours;
•	our suppliers may make errors in manufacturing components that could negatively affect the quality, effectiveness or safety of our products or cause delays in shipment of our products;
•	we may have difficulty locating and qualifying alternative suppliers for our single-source supplies;
•	switching components may require product redesign and submission to the FDA of new applications (such as new 510(k) submissions or PMA supplements) which could significantly delay production;
•
our suppliers manufacture products for a range of customers, and fluctuations in demand for the products these suppliers manufacture for others may affect their ability to deliver components to us in a timely manner or at the current pricing;

•	our suppliers may discontinue the production of components that are critical to our products; and
•
our suppliers may encounter financial and/or other hardships unrelated to our demand for components, including those related to changes in global economic conditions and/or disease outbreaks, which could inhibit their ability to fulfill our orders and meet our requirements.

We also outsource certain services to other parties, including inside sales, certain transaction processing, accounting, information technology, manufacturing, and other areas. Outsourcing of services to third parties could expose us to suboptimal quality of service delivery or deliverables and potentially result in repercussions such as missed deadlines or other timeliness issues, erroneous data, supply disruptions, non-compliance (including with applicable legal or regulatory requirements and industry standards) and/or reputational harm, with potential negative effects on our results. Closure of non-essential businesses and shelter-in-place orders that may reoccur in the U.S. and globally as a result of the COVID-19 pandemic or other epidemics may also adversely impact our outsourced operations. We continue to monitor this situation closely.
We also require the suppliers, service providers and business partners of components or services for our products and related services to comply with law and certain of our policies regarding sourcing practices, but we do not control them or their practices. If any supplier, service provider or business partner violates laws or implements unethical practices, there could be disruptions to our supply chain, cancellation of our orders, a termination of the relationship with the partner or damage to our reputation, and the FDA or other regulators could seek to hold us responsible for such violations.
We will need to expand our organization, and we may experience difficulties in recruiting needed additional employees and consultants, which could disrupt our operations.
As our development and commercialization plans and strategies develop, we will need additional managerial, operational, sales, marketing, financial, legal and other resources. The competition for qualified personnel in the medical device industry is intense. Due to this intense competition, we may be unable to attract and retain the qualified personnel necessary for the development of our business or to recruit suitable replacement personnel.

Our management may need to divert a disproportionate amount of its attention away from our day-to-day activities and devote a substantial amount of time to managing these growth activities. We may not be able to effectively manage the expansion of our operations, which may result in weaknesses in our infrastructure, operational mistakes, loss of business opportunities, loss of employees and reduced productivity among remaining employees. Our expected growth could require significant capital expenditures and may divert financial resources from other projects, such as the development of additional products. If our management is unable to effectively manage our growth, our expenses may increase more than expected, our ability to generate and/or grow revenue could be reduced and we may not be able to implement our business strategy. Our future financial performance and our ability to commercialize products and services and compete effectively will depend, in part, on our ability to effectively manage any future growth.
The failure to comply with U.S. Foreign Corrupt Practices Act and similar worldwide anti-bribery laws in non-U.S. jurisdictions could materially adversely affect our business and result in civil and/or criminal sanctions.
We are currently subject to certain provisions of the U.S. Foreign Corrupt Practices Act, or FCPA, and as a public company we will be subject to additional provisions of the FCPA. The FCPA prohibits companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. Our planned future reliance on independent distributors to sell our products internationally demands a high degree of vigilance in enforcing our policy against participation in corrupt activity, because these distributors could be deemed to be our agents, and we could be held responsible for their actions. Other U.S. companies in the medical device and pharmaceutical fields have faced criminal penalties under the FCPA for allowing their agents to deviate from appropriate practices in doing business with such non-U.S. government officials. We are also subject to similar anti-bribery laws in the jurisdictions in which we operate.
Any violations of these laws, or allegations of such violations, could disrupt our operations, involve significant management distraction, involve significant costs and expenses, including legal fees, and could result in a material adverse effect on our business, prospects, financial condition, or results of operations. We could also incur severe penalties, including criminal and civil penalties, disgorgement, and other remedial measures.
Unfavorable global economic conditions could adversely affect our business, financial condition or results of operations.
Our results of operations could be adversely affected by general conditions in the global economy and in the global financial markets, including changes in inflation, interest rates and overall economic conditions and uncertainties. To the extent inflation or other factors increase our business costs, it may not be feasible to pass price increases on to our customers or offset higher costs through manufacturing efficiencies. Inflation could also adversely affect the ability of our customers to purchase our products. An economic downturn could result in a variety of risks to our business, including weakened demand for our products and our inability to raise additional capital when needed on acceptable terms, if at all. A weak or declining economy could also result in further constraints on our suppliers or cause future customers to delay making payments for our products. Any of the foregoing could harm our business and we cannot anticipate all of the ways in which the current economic climate and financial market conditions could adversely impact our business.
We may experience pricing pressures from contract suppliers or manufacturers on which we rely.
We expect that there will be supply constraints and our suppliers may continue to raise prices, which we may not be able to offset through manufacturing efficiencies or pricing actions. Pricing pressures from third parties could increase our costs and force us to increase the prices of our products if we are unable to enter into alternative arrangements with other suppliers or manufacturers, potentially leading to decreased customer demand.
Manufacturing difficulties and/or any disruption at our facilities may adversely affect our manufacturing operations and related product sales, and increase our expenses.
Our products are manufactured at two facilities located in California, with limited alternate facilities. If an event occurs at one of our facilities that results in damage to, or closure of, one or more of such facilities, or if our distributions from those facilities are limited or restricted in any way, we may be unable to manufacture the relevant products at the previous levels or at all. Because of the time required to approve and lease a manufacturing facility, an alternate facility and/or a third-party may not be available on a timely basis to replace production capacity in the event manufacturing capacity is lost.
We take precautions to safeguard our facilities, which include manufacturing protocols, insurance, health and safety protocols, and off-site storage of data. However, a natural or man-made disaster, such as fire, flood, earthquake, act of terrorism, cyber-attack or other disruptive event, such as the COVID-19 pandemic or another public health emergency, could cause substantial delays in our operations, damage, destroy or limit our manufacturing equipment, inventory, or records and cause us to incur additional expenses. Earthquakes are of particular significance since our manufacturing facilities in California are located in an earthquake-prone area. In the event our existing manufacturing facilities or equipment are affected by man-made or natural disasters, we may be unable to manufacture products for sale or meet customer demands or sales projections. If our manufacturing operations were curtailed or ceased, it would seriously harm our business. The insurance we maintain against fires, floods, earthquakes and other natural disasters and similar events may not be adequate to cover our losses in any particular case. Further, insurance coverage may not be available or successfully secured for loss profits or business interruption relating to the COVID-19 pandemic and its impacts.
Customer or third-party complaints or negative reviews or publicity about our company or our products could harm our reputation and brand.
We expect to rely on customers who use our products to provide good reviews and word-of-mouth recommendations to contribute to our future growth. Customers who are dissatisfied with their experiences with our products or services may post negative reviews. We may also be the subject of blog, forum or other media postings that include inaccurate statements and create negative publicity. Any negative reviews or publicity, whether real or perceived, disseminated by word-of-mouth, by the general media, by electronic or social networking means or by other methods, could harm our reputation and brand and could severely diminish consumer confidence in our products.
The size and expected growth of our addressable market has not been established with precision, and may be smaller than we estimate.
Our estimates of the addressable market for our current products and future products are based on a number of internal and third-party estimates and assumptions, including the prevalence of diabetes across income levels and demographic profiles. While we believe our assumptions and the data underlying our estimates are reasonable, these assumptions and estimates may not be correct. In addition, the statements in this prospectus relating to, among other things, the expected growth in the market for our products, are based on a number of internal and third-party estimates and assumptions and may prove to be inaccurate. For example, although we expect that the prevalence of diabetes will increase in the general population, demographic trends could shift and the prevalence of diabetes could decrease. Furthermore, even if the prevalence of diabetes increases as we expect, technological or medical advances could provide alternatives to address diabetes and reduce demand for automatic glucose monitoring. As a result, our estimates of the addressable market for our current or future products may prove to be incorrect.
Another key element of our business strategy is utilizing market research and ad hoc user feedback from our clinical studies to understand and improve our products. This strategy underlies our entire product design, marketing and customer support approach and is the basis on which we developed our current products and are pursuing the development of new products. However, our market research participants may represent only a small percentage of the overall market. As a result, the responses we receive may not be reflective of the broader market and may not provide us accurate insight into the desires of our potential customers. In addition, understanding the meaning and significance of such market research responses necessarily requires that analysis be conducted and conclusions be drawn. We may not be able to perform an analysis that yields meaningful results, or the conclusions we draw from the analysis could be misleading or incorrect. Moreover, even if our market research has allowed us to better understand the features and functionality consumers are seeking in our products, there can be no assurance that consumers will actually purchase our products or that our competitors will not develop products with similar features.
If the actual number of consumers who would benefit from our products, the price at which we can sell future products or the addressable market for our products is smaller than we estimate, it could have a material adverse effect on our business, financial condition and results of operations.

We or the third parties upon whom we depend may be adversely affected by disasters, and our business continuity and disaster recovery plans may not adequately protect us from a serious disaster. Any interruption in the operations of our or our suppliers’ manufacturing or other facilities may have a material adverse effect our business, financial condition and results of operations.
Our corporate headquarters are located near the San Francisco Bay Area, which has experienced both severe earthquakes and wildfires. We do not carry earthquake insurance. Severe weather, natural disasters and other calamities, such as pandemics (including the COVID-19 pandemic), earthquakes, tsunamis and hurricanes, fires and explosions, accidents, mechanical failures, unscheduled downtimes, civil unrest, strikes, transportation interruptions, unpermitted discharges or releases of toxic or hazardous substances, other environmental risks, sabotage or terrorist attacks, could severely disrupt our operations, or our third-party manufacturers’ and suppliers’ operations, and have a material adverse effect on our business, financial condition and results of operations.
If a natural disaster, power outage or other event occurs that prevents us from using all or a significant portion of our headquarters or other facilities, or those of our third-party manufacturers or suppliers, that damages critical infrastructure, such as our enterprise financial systems or manufacturing resource planning and enterprise quality systems, or that otherwise disrupts operations, it may be difficult or, in certain cases, impossible, for us to continue our business for a substantial period of time. A mechanical failure or disruption affecting any major operating line may result in a disruption to our ability to supply customers, and standby capacity may not be available. The disaster recovery and business continuity plans we have in place currently are limited and are unlikely to prove adequate in the event of a serious disaster or similar event. The potential impact of any disruption would depend on the nature and extent of the damage caused by a disaster. There can be no assurance that alternative production capacity will be available in the future in the event of a major disruption or, if it is available, that it could be obtained on favorable terms. We may incur substantial expenses as a result of the limited nature of our disaster recovery and business continuity plans, which, particularly when taken together with our lack of earthquake insurance, could have a material adverse effect on our business, financial condition and results of operations.
Furthermore, integral parties in our supply chain are similarly vulnerable to natural disasters or other sudden, unforeseen and severe adverse events. If such an event were to affect our supply chain, it could have a material adverse effect on our business, financial condition and results of operations.
Our operating results may fluctuate significantly in the future, which makes our future operating results difficult to predict and could cause our operating results to fall below expectations or any guidance we may provide.
Our quarterly and annual operating results may fluctuate significantly, which makes it difficult for us to predict our future operating results. These fluctuations may occur due to a variety of factors, many of which are outside our control, including, but not limited to:
•
the timing and amount of expenditures that we may incur to develop, commercialize or acquire additional products and technologies or for other purposes, such as the expansion of our sales team and our facilities;

•	changes in governmental funding of life sciences research and development or changes that impact budgets or budget cycles;
•	the timing of when we recognize any revenues;
•	future accounting pronouncements or changes in our accounting policies;
•	the outcome of any future litigation or governmental investigations involving the Company, our industry or both;
•	higher than anticipated service, replacement and warranty costs;
•
the impact of the COVID-19 pandemic on the economy, investment in the life sciences and medical technology industries, our business operations, and resources and operations of our suppliers, future distributors and current and potential customers;

•
the impact of political instability and military conflict, such as the conflict in Ukraine, which has resulted in instability in the global financial markets and export controls, and which could result in supply disruptions for us; and

•	general industry, economic and market conditions and other factors, including factors unrelated to our operating performances or the operating performance of our competitors.
The cumulative effects of the factors discussed above could result in large fluctuations and unpredictability in our quarterly and annual operating results. As a result, comparing our operating results on a period-to-period basis may not be meaningful.
This variability and unpredictability could also result in us failing to meet the expectations of industry or financial analysts or investors for any period. If we are unable to further commercialize products or generate revenue, or if our operating results fall below the expectations of analysts or investors or below any guidance we may provide, or if the guidance we provide is below the expectations of analysts or investors, the market price of our common stock could decline.
If our financial performance fails to meet the expectations of investors and public market analysts, the market price of our common stock could decline.
Our revenues and operating results may fluctuate significantly from quarter to quarter. We believe that period-to-period comparisons of our operating results may not be meaningful and should not be relied on as an indication of our future performance. If quarterly revenues or operating results fall below the expectations of investors or public market analysts, the trading price of our common stock could decline substantially. Factors that might cause quarterly fluctuations in our operating results include:
•	our inability to manufacture an adequate supply of product at appropriate quality levels and acceptable costs;
•	possible delays in our research and development programs or in the completion of any clinical trials;
•	a lack of acceptance of our products in the marketplace;
•	the inability of customers to receive reimbursements from third-party payors;
•	the purchasing patterns of our customers;
•	failures to comply with regulatory requirements, which could lead to withdrawal of products from the market;
•	our failure to continue the commercialization of any of our products;
•	competition;
•	inadequate financial and other resources; and
•	global political and economic conditions, political instability and military hostilities.
Risks Related to Healthcare Industry Shifts and Changing Regulations
There is no guarantee that the FDA will grant 510(k) clearance or PMA approval of our products, and failure to obtain necessary clearances or approvals for our future products would adversely affect our ability to grow our business.
Before a new medical device, or a significant modification of a medical device, including a new use of or claim for an existing product, can be marketed in the United States, it must first receive either 510(k) clearance or pre-market approval, or PMA, from the FDA, unless an exemption applies. In the 510(k) clearance process, the FDA must determine that a proposed device is “substantially equivalent” to a device legally on the market, known as a “predicate” device, with respect to intended use, technology and safety and effectiveness, in order to clear the proposed device for marketing. Clinical data is sometimes required to support substantial equivalence. Further, if a previously unclassified new medical device does not qualify for the 510(k) pre-market notification process because no predicate device to which it is substantially equivalent can be identified, the device is automatically classified into Class III. If such a device would be considered low or moderate risk (in other words, it does not rise to the level of requiring the approval of a PMA), it may be eligible for the De Novo classification process.

The FDA or other regulators could delay, limit, or deny clearance or approval of a device for many reasons, including:
•
Our inability to demonstrate to the satisfaction of the FDA or the applicable regulatory entity or notified body that any of our devices (including any future devices) and any of our device accessories is substantially equivalent to a legally marketed predicate device or safe or effective for the proposed intended use;

•	the disagreement of the FDA with the design or implementation of any clinical trials or the interpretation of data from preclinical studies or clinical trials;
•	serious and unexpected adverse device effects experienced by participants in our clinical trials;
•	the insufficiency of the data from preclinical studies or clinical trials to support clearance or approval, where required;
•	our inability to demonstrate that the clinical and other benefits of the device outweigh the risks;
•	the failure of our manufacturing process or facilities to meet applicable requirements; and
•
the potential for approval policies or regulations of the FDA or applicable foreign regulatory bodies to change significantly in a manner rendering our clinical data or regulatory filings insufficient for clearance or approval.

Obtaining 510(k) clearance, De Novo classification, or PMA approval for medical devices can be expensive and time-consuming, and entails significant user fees, unless an exemption is available. The FDA’s process for obtaining 510(k) clearance usually takes three to 12 months, but it can last longer. In the PMA approval process, the FDA must determine that a proposed device is safe and effective for its intended use based, in part, on extensive data, including but not limited to, technical, non-clinical, clinical trial, manufacturing and labeling data. The process for obtaining a PMA is more costly and uncertain than for a 510(k), and approval can take anywhere from at least one year to, in some cases, multiple years from the time the application is initially filed with the FDA. Modifications to products that are approved through a PMA application generally require further FDA approval. Some of our products may require PMA approval. In addition, the FDA may require that we obtain a PMA prior to marketing future changes of our existing products. Further, we may not be able to obtain additional 510(k) clearances or PMAs for new products or for modifications to, or additional indications for, our products in a timely fashion or at all. Delays in obtaining future clearances or approvals could adversely affect our ability to introduce new or enhanced products in a timely manner, which in turn could harm our revenue and future profitability.
Some of our new or modified products will require FDA clearance of a 510(k) notification or FDA approval of a PMA application or supplement, or potentially a grant of a De Novo classification. The FDA may refuse our requests for 510(k) clearance or PMA of new products or may not clear or approve these products for the indications that are necessary or desirable for successful commercialization. Early stage review may also result in delays or other issues. For example, the FDA has issued guidance intended to explain the procedures and criteria used in assessing whether 510(k) and PMA submissions should be accepted for substantive review. Under the “Refuse to Accept” guidance, the FDA conducts an early review against specific acceptance criteria to inform 510(k) and PMA submitters if the submission is administratively complete, or if not, to identify the missing element(s). Submitters are given the opportunity to provide the FDA with any information identified as missing. If the information is not provided within a specified time, the submission will not be accepted for FDA review. The FDA may also change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions that may prevent or delay approval or clearance of our products under development or impact our ability to gain clearance or approval for modifications to our currently approved or cleared products in a timely manner. Significant delays in receiving clearance or approval, or the failure to receive clearance or approval for our new products, would have an adverse effect on our ability to expand our business.
Further, even in instances where we determine modifications to our cleared or approved products do not require a new 510(k) clearance or a PMA, the FDA may review our decision and disagree, or otherwise determine on its own initiative that a new clearance or approval is required. In this case, we may ultimately be required to make additional changes to our products, we may need to submit a new 510(k) application or a PMA and obtain clearance or approval, we may be required to temporarily suspend shipment of, withdraw or recall our products until such clearance or approval is obtained (which may not happen in a timely manner or at all), and/or we may be subject to other enforcement actions or proceedings and litigation, all of which would materially and adversely disrupt and harm our business and future growth. Where we determine that modifications to our approved or cleared products do require a new 510(k) clearance from the FDA or PMA approval, we may not be able to obtain such clearance or approval in a timely manner, or at all. Obtaining clearances or approvals can be a time-consuming and costly process, which may in some cases require us to conduct clinical trials, and delays in obtaining required future clearances or approval could adversely affect our ability to make updates and enhancements to our products in a timely manner, which in turn would harm our future growth.
We conduct business in a heavily regulated industry and if we fail to comply with applicable laws and government regulations, we could become subject to penalties, be excluded from participation in government programs, and/or be required to make significant changes to our operations.
Our products and associated services are subject to extensive pre-market and post-market regulation by the FDA and various other federal, state, local and foreign government authorities. Government regulation of medical devices is meant to assure their safety and effectiveness, and includes requirements for, among other things:
•	design, development and manufacturing processes;
•	labeling, content and language of instructions for use and storage;
•	product testing, non-clinical studies and clinical trials;
•	regulatory authorizations, such as pre-market clearance or pre-market approval;
•	establishment registration, device listing and ongoing compliance with the QSR requirements;
•	advertising and promotion;
•	marketing, sales and distribution;
•	conformity assessment procedures;
•	product traceability and record-keeping procedures;
•	review of product complaints, complaint reporting, recalls and field safety corrective actions;
•	post-market surveillance, including reporting of deaths or serious injuries and malfunctions that, if they were to recur, could lead to death or serious injury;
•	post-market studies (if applicable); and
•	product import and export.
The laws and regulations to which we and our products are subject are complex and subject to periodic changes. Regulatory changes could result in restrictions on our ability to carry on or expand our operations, higher than anticipated costs or lower than anticipated sales.
If we are unable to successfully complete the pre-clinical studies or clinical trials necessary to support additional PMA, De Novo, or 510(k) applications or supplements, we may be unable to commercialize our CGM systems under development, which could impair our business, financial condition and operating results.
To support current and any future additional PMA, 510(k), De Novo applications or supplements, we together with our partners, must successfully complete pre-clinical studies, bench-testing, and in some cases clinical trials that will demonstrate that the product is safe and effective. Product development, including pre-clinical studies and clinical trials, is a long, expensive and uncertain process and is subject to delays (including any potential delays due to the ongoing COVID-19 pandemic) and failure at any stage. Furthermore, the data obtained from the studies and trials may be inadequate to support approval of an application and the FDA may request additional clinical data in support of those applications, which may result in significant additional clinical expenses and may delay product approvals. While we have in the past obtained, and may in the future obtain, an investigational device exemption, or IDE, prior to commencing clinical trials for our products, FDA approval of an IDE application permitting us to conduct testing does not mean that the FDA will consider the data gathered in the trial to be sufficient to support approval of a PMA, De Novo or 510(k) application or supplement, even if the trial’s intended safety and effectiveness endpoints are achieved.

Failure to obtain any required regulatory authorization in foreign jurisdictions will prevent us from marketing our products abroad.
We conduct limited commercial and marketing efforts in Europe with respect to our Lumee Oxygen Platform systems and may seek to market our products in other regions in the future. Outside the United States, we can market a product only if we receive a marketing authorization and, in some cases, pricing approval, from the appropriate regulatory authorities. The marketing authorization procedures vary among countries and can involve additional testing, and the time required to obtain any required authorization or approval may differ from that required to obtain FDA marketing authorization(s). Foreign regulatory authorization or approval processes may include all of the risks associated with obtaining FDA marketing authorization(s) in addition to other risks. We may not obtain foreign regulatory authorizations or approvals on a timely basis, if at all. Obtaining a marketing authorization from the FDA does not ensure authorization or approval by regulatory authorities in other countries will follow, and authorization or approval by one foreign regulatory authority does not ensure authorization or approval by regulatory authorities in other foreign countries or by the FDA. In addition, in order to obtain the authorization to market our products in certain foreign jurisdictions, we may need to obtain a Certificate to Foreign Government from the FDA. The FDA may refuse to issue a Certificate to Foreign Government in certain instances, including without limitation, during the pendency of any outstanding warning letter. As a result, we may not be able to file for regulatory approvals or marketing authorizations and may not receive necessary approvals or authorizations to commercialize our products in any market outside the United States on a timely basis, or at all.
Potential long-term complications from our current or future products under development may not be revealed by our clinical experience to date.
Based on our experience, complications from use of our products may include sensor errors, sensor failures, broken sensors, lodged sensors or skin irritation under the adhesive dressing of the sensor. Inflammation or redness, swelling, minor infection, and minor bleeding at the sensor insertion site are also possible risks with an individual’s use of our products. However, if unanticipated long-term side-effects result from the use of our products systems we have under development, we could be subject to liability and the adoption of our systems may become more limited. It is possible that the data from our clinical studies and trials may not be indicative of long-term patient outcomes. We cannot assure you that repeated, long-term use would not result in unanticipated adverse effects, potentially even after the sensor is removed.
Our products may cause or contribute to adverse medical events or be subject to failures or malfunctions that we are required to report to the FDA, and if we fail to do so, we would be subject to sanctions that could harm our reputation, business, financial condition and results of operations. The discovery of serious safety issues with our products, or a recall of our products either voluntarily or at the direction of the FDA or another governmental authority, could have a negative impact on us.
If our products are approved or cleared, we will be subject to the FDA’s medical device reporting regulations and similar foreign regulations, which require us to report to the FDA when we receive or become aware of information that reasonably suggests that one or more of our products may have caused or contributed to a death or serious injury or malfunctioned in a way that, if the malfunction were to recur, could cause or contribute to a death or serious injury. The timing of our obligation to report is triggered by the date we become aware of the adverse event as well as the nature of the event. We may fail to report adverse events of which we become aware within the prescribed timeframe. We may also fail to recognize that we have become aware of a reportable adverse event, especially if it is not reported to us as an adverse event or if it is an adverse event that is unexpected or removed in time from the use of the product. Manufacturers are also expected to maintain certain policies, procedures, and records regarding complaints and medical device reporting. If we fail to comply with our reporting and recordkeeping obligations, the FDA could take action, including warning letters, untitled letters, it has come to our attention letters, administrative actions, criminal prosecution, imposition of civil monetary penalties, revocation of our device clearance or approval, seizure of our products or delay in clearance or approval of future products.
The FDA and foreign regulatory bodies have the authority to require the recall of commercialized products in the event of material deficiencies or defects in design or manufacture of a product or in the event that a product poses an unacceptable risk to health. The FDA’s authority to require a recall must be based on a finding that there is reasonable probability that the device could cause serious injury or death. We may also choose to voluntarily recall a product if any material deficiency is found. A government-mandated or voluntary recall by us could occur as a result of an unacceptable risk to health, component failures, malfunctions, manufacturing defects, labeling or design deficiencies, packaging defects or other deficiencies or failures to comply with applicable regulations. Product defects or other errors may occur in the future.
Depending on the corrective action we take to redress a product’s deficiencies or defects, the FDA may require, or we may decide, that we will need to obtain new clearances or approvals for the device before we may market or distribute the corrected device. Seeking such clearances or approvals may delay our ability to replace the recalled devices in a timely manner. Moreover, if we do not adequately address problems associated with our devices, we may face additional regulatory enforcement action, including FDA warning letters, product seizure, injunctions, administrative penalties or civil or criminal fines.
Quality problems could lead to recalls or safety alerts, reputational harm, and could have a material adverse effect on our business, results of operations, financial condition and cash flows.
Quality is very important to us and our customers due to the serious and costly consequences of product failure, and our business exposes us to potential product liability risks that are inherent in the design, manufacture, and marketing of medical devices. To comply with the FDA’s medical device reporting requirements, for example, we have are required to file reports of applicable field failures. Although we believe we have taken and are taking appropriate action aimed at reducing and/or eliminating field failures, we may have other product failures in the future. Product or component failures, manufacturing nonconformances, design defects, off-label use, or inadequate disclosure of product-related risks or product-related information with respect to our products, if they were to occur, could result in an unsafe condition or injury to, or death of, a patient. These problems could lead to recalls, corrections or removals of, or issuance of a safety alert relating to, our products, and could result in product liability claims and lawsuits.
Additionally, the production of our products must occur in a highly controlled and clean environment to minimize particles and other yield- and quality-limiting contaminants. Weaknesses in process control or minute impurities in materials may cause a substantial percentage of defective products. If we are not able to maintain stringent quality controls, or if contamination problems arise, our clinical development and commercialization efforts could be delayed, which would harm our business and our results of operations.
If we fail to meet any applicable product quality standards and our products are the subject of recalls or safety alerts, our reputation could be damaged, we could lose customers, our reputation could be harmed and our revenue and results of operations could decline.
If we or our suppliers or distributors fail to comply with ongoing regulatory requirements, or if we have unanticipated problems with our products, the products could be subject to restrictions or withdrawal from the market.
Our products, if cleared or approved, would be subject to extensive regulation as medical devices in the United States and elsewhere, including by the FDA and its foreign counterparts. Any product for which we obtain marketing approval, clearance or authorization (and the activities related to its production, distribution, and promotion, sale, and marketing) will be subject to continual review and periodic inspections by the FDA and other regulatory bodies, which may include inspection of our manufacturing processes, complaint handling and adverse event reporting, post-approval clinical data and promotional activities for such product. The FDA’s Medical Device Reporting, or MDR, regulations require that we report to the FDA any incident in which our product may have caused or contributed to a death or serious injury, or in which our product malfunctioned and, if the malfunction were to recur, it would likely cause or contribute to a death or serious injury.
In addition, government regulations specific to medical devices are wide ranging and govern, among other things:
•	product design, development, manufacture, and release;
•	laboratory and clinical testing, labeling, packaging, storage and distribution;
•	product safety and efficacy;
•	premarketing clearance or approval;
•	record keeping;

•	product marketing, promotion and advertising, sales and distribution;
•	post-marketing surveillance, including reporting of deaths or serious injuries and recalls and correction and removals;
•	post-market approval studies; and
•	product import and export.
If the FDA determines that there is a reasonable probability that a device intended for human use would cause serious, adverse health consequences or death, the agency may issue a cease distribution and notification order and a mandatory recall order. We may also decide to recall a product voluntarily if we find a material deficiency, including unacceptable risks to health, manufacturing defects, design errors, component failures, labeling defects, or other issues. Recalls of our products could divert the attention of our management and have an adverse effect on our reputation, financial condition, and operating results.
We and certain of our suppliers are also required to comply with the FDA’s Quality System Regulation, or QSR, and other regulations which cover the methods and documentation of the design, testing, production, control, selection and oversight of suppliers or contractors, quality assurance, labeling, packaging, storage, complaint handling, shipping and servicing of our products. The FDA may enforce the QSR through announced (through prior notification) or unannounced inspections.
Compliance with ongoing regulatory requirements can be complex, expensive and time-consuming. Failure by us or one of our suppliers or distributors to comply with statutes and regulations administered by the FDA, competent authorities and other regulatory bodies, or failure to take adequate response to any observations, could result in, among other things, any of the following actions:
•	warning letters or untitled letters that require corrective action;
•	delays in approving, or refusal to approve, our systems;
•	fines and civil or criminal penalties;
•	unanticipated expenditures;
•	FDA refusal to issue certificates to foreign governments needed to export our products for sale in other countries;
•	suspension or withdrawal of clearance or approval by the FDA or other regulatory bodies;
•	product recall or seizure;
•	administrative detention;
•	interruption of production, partial suspension, or complete shutdown of production;
•	interruption of the supply of components from our key component suppliers;
•	operating restrictions;
•	court consent decrees;
•	FDA orders to repair, replace, or refund the cost of devices;
•	injunctions; and
•	criminal prosecution.
The potential effect of these events can in some cases be difficult to quantify. If any of these actions were to occur, it would harm our reputation and cause our product sales and profitability to suffer. In addition, we believe events that could be classified as reportable events pursuant to MDR regulations are generally underreported by physicians and users, and any underlying problems could be of a larger magnitude than suggested by the number or types of MDRs filed by us. Furthermore, while we select and monitor our key component suppliers to ensure key quality objectives are met and maintained, and performance of each key component supplier is continually re-evaluated based on objective evidence gathered by our quality assurance department, we cannot be certain that our key component suppliers currently are or will always continue to be in compliance with all applicable regulatory requirements.
Even if regulatory approval or clearance of a product is granted, the approval or clearance may be subject to limitations on the indicated uses for which the product may be marketed or contain requirements for costly post-marketing testing or surveillance to monitor the safety or effectiveness of the product. Later discovery of previously unknown problems with our products, including software bugs, unanticipated adverse events or adverse events of unanticipated severity or frequency, manufacturing problems, or failure to comply with regulatory requirements such as the QSR, MDR reporting, or other post-market requirements may result in restrictions on such products or manufacturing processes, withdrawal of the products from the market, voluntary or mandatory recalls, fines, suspension of regulatory approvals, product seizures, injunctions, the imposition of civil or criminal penalties, or criminal prosecution. In addition, our distributors have rights to create marketing materials for their sales of our products, and may not adhere to contractual, legal or regulatory limitations that are imposed on their marketing efforts.
We may be subject to fines, penalties and injunctions if we are determined to be promoting the use of our products for unapproved or improper off-label uses or determined to have made claims that are untruthful or misleading or not adequately substantiated.
We believe our marketing, promotional and educational materials and practices comply with FDCA, Federal Trade Commission Act, and other applicable laws and regulations, as may be amended from time to time. If the FDA, FTC or other regulatory body with competent jurisdiction over us, our activities or products takes the position that our marketing, promotional or other materials or activities constitute improper promotion or marketing of an unapproved or improper use, or that they contain untruthful, misleading, or inadequately substantiated statements or claims, such regulatory body could request that we modify our materials or practices, or subject us to regulatory enforcement actions, including the issuance, depending on the regulatory body and the nature of the alleged violation, of a warning letter, injunction, seizure, civil fine and criminal penalties. It is also possible that other federal, state or foreign enforcement authorities might take action if they consider promotional, marketing or other materials or activities to constitute improper promotion of an unapproved use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. Recent court decisions have impacted the FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations; however, there are still significant risks in this area in part due to the potential False Claims Act exposure and the FDA’s continued focus on ensuring devices are marketed in a manner consistent with their FDA-required labeling.
It is also possible that other federal, state or foreign enforcement authorities might take action if they consider our educational and promotional activities or training methods to constitute promotion of an off-label use, which could result in significant fines or penalties under other statutory authorities, such as laws prohibiting false claims for reimbursement. In that event, our reputation could be damaged, and adoption of the products could be impaired. Although our policy is to refrain from statements that could be considered off-label promotion of our products, if cleared or approved, the FDA or another regulatory agency could disagree and conclude that we have engaged in off-label promotion. It is also possible that other federal, state or foreign enforcement authorities might take action, including, but not limited to, through a whistleblower action under the FCA, if they consider our business activities to constitute promotion of an off-label use, which could result in significant penalties, including, but not limited to, criminal, civil or administrative penalties, treble damages, fines, disgorgement, exclusion from participation in government healthcare programs, reporting requirements and compliance oversight if we become subject to a corporate integrity agreement or similar agreement to resolve allegations of non-compliance with these laws, and the curtailment or restructuring of our operations. In addition, the off-label use of any products for which we receive approval or clearance may increase the risk of product liability claims. Product liability claims are expensive to defend and could divert our management’s attention, result in substantial damage awards against us, and harm our reputation.
Our current or future products may be subject to product recalls even after receiving FDA clearance or approval. A recall of our products, either voluntarily or at the direction of the FDA, or the discovery of serious safety issues with our products, could have a significant adverse impact on us.
Medical devices can experience performance problems in the field that require review and possible corrective action. The occurrence of component failures, manufacturing errors, software errors, design defects or labeling inadequacies affecting a medical device could lead to a government-mandated or voluntary recall by the device manufacturer, in particular when such deficiencies may endanger health. The FDA and similar governmental bodies in other countries have the authority to require the recall of our products if we or our third-party manufacturers fail to comply with relevant regulations pertaining to, among other things, manufacturing practices, labeling, advertising or promotional activities, or if new information is obtained concerning the safety or efficacy of these products. For example, under the FDA’s MDR regulations, we are required to report to the FDA any incident in which our products may have caused or contributed to a death or serious injury or in which our products malfunctioned in a manner likely to cause or contribute to death or serious injury if that malfunction were to recur. Repeated adverse events or product malfunctions may result in a voluntary or involuntary product recall, or administrative or judicial seizure or injunction, when warranted. A government-mandated recall may be ordered if the FDA finds that there is a reasonable probability that the device would cause serious, adverse health consequences or death. A voluntary recall by us could occur as a result of any material deficiency in a device, such as manufacturing defects, labeling deficiencies, packaging defects or other failures to comply with applicable regulations, such as a failure to obtain marketing approval or clearance before launching a new product. In general, if we decide to make a change to our product, we are responsible for determining whether to classify the change as a recall. It is possible that the FDA could disagree with our initial classification. The FDA requires that certain classifications of recalls be reported to the FDA within 10 working days after the recall is initiated. If a change to a device addresses a violation of the federal Food, Drug, and Cosmetic Act, or FDCA, that change would generally constitute a medical device recall and require submission of a recall report to the FDA. A future recall announcement could harm our reputation with customers, potentially lead to product liability claims against us and negatively affect our sales. Any corrective action, whether voluntary or involuntary, as well as defending ourselves in a lawsuit, will require the dedication of our time and capital, will distract management from operating our business and may harm our reputation and financial results.
Recalls of any of our products would divert managerial and financial resources and have an adverse effect on our reputation, results of operations and financial condition, which could impair our ability to produce our products in a cost-effective and timely manner in order to meet our customers’ demands. We may also be subject to product liability claims, be required to bear other costs, or be required to take other actions that may have a negative impact on our future sales and our ability to generate profits. Companies are required to maintain certain records of recalls, even if they are not reportable to the FDA. We may initiate voluntary recalls involving our products in the future that we determine do not require notification to the FDA. If the FDA disagrees with our determinations, the FDA could require us to report those actions as recalls. A future recall, withdrawal, or seizure of any product could materially and adversely affect consumer confidence in the Profusa brand, lead to decreased demand for our products and negatively affect our sales. In addition, the FDA could take enforcement action for failing to report recalls when they were conducted by us or one of our agents.
Health care policy changes, including U.S. health care reform legislation, may have a material adverse effect on our business.
Although we do not currently have a product on the market in the U.S. and do not make patient referrals or bill Medicare, Medicaid, or other government or commercial third-party payors, we may be subject to a number of healthcare statutory and regulatory requirements, and therefore may be affected by changes in health care laws and regulations. In response to increases in health care costs in recent years, there have been and continue to be proposals by the federal government, state governments, regulators, and third-party payors to control these costs and, more generally, to reform the U.S. health care system. Certain of these proposals could limit the prices we are able to charge for the products we may commercialize or the amounts of reimbursement available for the products we may commercialize and could limit the acceptance and availability of our products. Further, while the United States has begun shifting to pay-for-performance rather than fee-for-service models and has been embracing many shared-risk arrangements, the Centers for Medicare & Medicaid Services (CMS) and the Department of Health and Human Services, Office of Inspector General (OIG) specifically excluded medical device manufacturers from utilizing the new, more flexible Stark Law exceptions and Anti-Kickback Statute safe harbors under the Final Rules, part of the U.S. Department of Health and Human Services’ Regulatory Sprint to Coordinated Care, which were published on December 2, 2020 in the Federal Register and were largely effective January 19, 2021. The exclusion of manufacturers from utilizing these exceptions and safe harbors may not allow us to avail ourselves of immunity from liability under the laws, potentially inviting greater scrutiny over any potential shared risk arrangements.

On November 16, 2020 the OIG published a Special Fraud Alert addressing manufacturer Speaker Programs signaling both a narrower government view of AKS compliance with respect to such programs as well as the potential for increased enforcement in this space by government oversight agencies such as the OIG and the Department of Justice (DOJ). We continue to assess industry response to the Special Fraud Alert and have and may continue to make modifications to certain aspects of our speaker programs, which may have a detrimental impact on our ability to educate healthcare providers about our products and to promote use of our products, which may lead to decreased product sales and negatively impact our business, financial condition and results of operations.
Comprehensive healthcare legislation, signed into law in the United States in March 2010, titled the Patient Protection and Affordable Care Act, as amended by the Health Care and Education Affordability Reconciliation Act of 2010, collectively, the ACA, imposes certain stringent compliance, recordkeeping, and reporting requirements on companies in various sectors of the life sciences industry, and enhanced penalties for non-compliance. There have been numerous legal and Congressional challenges to the law’s provisions. On June 17, 2021, the U.S. Supreme Court dismissed a legal challenge to the law brought by several states arguing that, without the individual mandate, the entire Affordable Care Act ACA was unconstitutional. The Supreme Court dismissed the lawsuit without ruling on the merits of the states’ constitutionality arguments.
Other legislative changes have been proposed and adopted in the U.S. since the ACA was enacted. In August 2011, the Budget Control Act of 2011, among other things, created measures for spending reductions by the U.S. Congress. This includes aggregate reductions of Medicare payments to providers of 2% per fiscal year, which went into effect in April 2013. As a result of the COVID- 19 pandemic, this reduction was temporarily suspended from May 1, 2020 through March 31, 2022, with subsequent reductions to 1% from April 1, 2022 until June 30, 2022. The 2% reduction was then reinstated and has been in effect since June 30, 2022, and will remain in effect (with additional reductions of 2.25% in the first half of 2030 and 3% in the second half of 2030 to offset the COVID- 19 suspension) until 2031 unless additional Congressional action is taken. In January 2013, the American Taxpayer Relief Act of 2012 was enacted which, among other things, further reduced Medicare payments to several providers, including hospitals and outpatient clinics, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
We cannot predict what additional new legislation, agency priorities, and rulemakings may be on the horizon as the United States continues to reassess how it pays for healthcare. As a result, we cannot quantify or predict what impact any changes might have on our business and results of operations. However, any changes that lower reimbursement for our products could materially and adversely affect our business, financial condition and results of operations.
Other legal, regulatory and commercial policy influences are subjecting our industry to significant changes, and we cannot predict whether new regulations or policies will emerge from U.S. federal or state governments, foreign governments, or third-party payors. Third-party payors in the United States often rely upon Medicare coverage policy and payment limitations in setting their own reimbursement policies. There may be significant delays in obtaining coverage and reimbursement for products we are able to commercialize, as the process of determining coverage and reimbursement is often time consuming and costly which will require us to provide scientific and clinical support for the use of our products to each payor separately, with no assurance that coverage or adequate reimbursement will be obtained. It is difficult to predict at this time what government authorities and third-party payors will decide with respect to coverage and reimbursement for our products. Government and third-party payors may, in the future, consider healthcare policies and proposals intended to curb rising healthcare costs, including those that could significantly affect reimbursement for healthcare products such as our systems. These policies have included, and may in the future include: basing reimbursement policies and rates on clinical outcomes, the comparative effectiveness, and costs, of different treatment technologies and modalities; imposing price controls and taxes on medical device providers; and other measures. Future significant changes in the healthcare systems in the United States or elsewhere could also have a negative impact on the demand for our current and future products. These include changes that may reduce reimbursement rates for our products and changes that may be proposed or implemented by the current or future laws or regulations.

We are subject to federal, state and foreign laws prohibiting “kickbacks” and false or fraudulent claims, and other fraud and abuse laws, transparency laws, and other health care laws and regulations, which, if violated, could subject us to substantial penalties. Additionally, any challenge to or investigation into our practices under these laws could cause adverse publicity and be costly to respond to, and thus could harm our business.
Although we do not currently have an approved or commercialized product in the U.S., our relationships with customers and third-party payors for our products, once approved and commercialized, may be subject to broadly applicable fraud and abuse and other health care laws and regulations that may constrain our sales, marketing and other promotional activities by limiting the kinds of financial arrangements, including sales programs and certain customer and product support programs, we may have with hospitals, physicians or other purchasers of medical devices. Other federal and state laws generally prohibit individuals or entities from knowingly presenting, or causing to be presented, claims for payment from Medicare, Medicaid, or other third-party payors that are false or fraudulent, or are for items or services that were not provided as claimed. These laws include, among others, the federal Anti-Kickback Statute, the federal civil False Claims Act, other federal health care false statement and fraud statutes, the federal Physician Payments Sunshine Act, the Civil Monetary Penalties Law, and analogous fraud and abuse and transparency laws in most states. While the federal laws generally apply only to products or services for which payment may be made by a federal healthcare program, state laws often apply regardless of whether federal funds may be involved.
While we believe and make every effort to ensure that our business arrangements with third parties and other activities and programs comply with all applicable laws, these laws are complex, and our activities may be found not to be compliant with one or more of these laws, which may result in significant civil, criminal and/or administrative penalties, fines, damages and exclusion from participation in federal health care programs. Even an unsuccessful challenge or investigation into our practices could cause adverse publicity, and be costly to respond to, and thus could have a material adverse effect on our business, financial condition and results of operations. Our compliance with Medicare and Medicaid regulations may be reviewed by federal or state agencies, including the OIG, CMS, and DOJ, or may be subject to whistleblower lawsuits under federal and state false claims laws. To ensure compliance with Medicare, Medicaid and other regulations, government agencies conduct periodic audits of the Company to ensure compliance with various supplier standards and billing requirements.
Similarly, our international operations are subject to the provisions of the FCPA, which prohibits U.S. companies and their intermediaries from making payments in violation of law to non-U.S. government officials for the purpose of obtaining or retaining business or securing any other improper advantage. In many countries, the healthcare professionals that medical device distributors regularly interact with may meet the definition of a foreign official for purposes of the FCPA. International business operations are also subject to various other international anti-bribery laws such as the U.K. Anti-Bribery Act. Despite meaningful measures that we undertake to facilitate lawful conduct, which include training and compliance programs and internal policies and procedures, we may not always prevent unauthorized, reckless or criminal acts by our employees or agents, or employees or agents of businesses or operations we may acquire. Violations of these laws, or allegations of such violations, could disrupt operations, involve significant management distraction and have a material adverse effect on our business, financial condition and results of operations, among other adverse consequences.
Changes to the regulatory landscape may impact our ability to obtain marketing authorization for future product developments.
Development or changes to the FDA or foreign regulatory approval standards and processes, including both legal and policy changes, could also delay or prevent the approval of our products submitted for review. For example, as part of the 21st Century Cures Act passed in 2016, Congress enacted several reforms that further affect medical device regulation both pre- and post-approval, and FDA implementation and development of guidance in many areas is still ongoing. In addition, the FDA is in the process of reviewing the 510(k) approval process and criteria and has announced initiatives to improve the current pre- and post-market regulatory processes and requirements associated with infusion pumps and other home-use medical devices. As part of this effort, the FDA is reviewing the adverse event reporting and recall processes for insulin pumps. Any change in the laws or regulations that govern the clearance and approval processes relating to our current and future products could make it more difficult and costly to obtain clearance or approval for new products, or to produce, market and distribute existing products. The data contained in our submissions, including data drawn from our clinical trials, may not be sufficient to support clearance or approval of our products or additional or expanded indications.

Medical device company stock prices have declined significantly in certain circumstances where companies have failed to meet expectations in regards to the timing of regulatory approval. If the FDA’s response causes product approval delays, or is not favorable for any of our products, our stock price (and the market price of our senior convertible notes) could decline substantially. It is uncertain how these potential changes may impact our ability to gain clearance or approval from FDA for our products in the future.
From time to time, legislation is drafted and introduced in Congress that could significantly change the statutory provisions governing the regulatory approval, manufacture and marketing of regulated products or the reimbursement thereof. In addition, the FDA may change its clearance and approval policies, adopt additional regulations or revise existing regulations, or take other actions, which may prevent or delay approval or clearance of our future products under development or impact our ability to modify our currently cleared products on a timely basis. Any new regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of planned or future products. It is impossible to predict whether legislative changes will be enacted or FDA regulations, guidance or interpretations changed, and what the impact of such changes, if any, may be.
FDA regulations and guidance are often revised or reinterpreted by the FDA in ways that may significantly affect our business and our products. Any new statutes, regulations or revisions or reinterpretations of existing regulations may impose additional costs or lengthen review times of any future products or make it more difficult to obtain clearance or approval for, manufacture, market or distribute our products. We cannot determine what effect changes in regulations, statutes, legal interpretation or policies, when and if promulgated, enacted or adopted may have on our business in the future. Such changes could, among other things, require: additional testing prior to obtaining clearance or approval; changes to manufacturing methods; recall, replacement or discontinuance of our products; or additional record keeping.
The FDA’s and other regulatory authorities’ policies may change and additional government regulations may be promulgated that could prevent, limit or delay regulatory clearance or approval of our product candidates. We cannot predict the likelihood, nature or extent of government regulation that may arise from future legislation or administrative action, either in the United States or abroad.
Any change in the laws or regulations that govern the clearance and approval processes relating to our current, planned and future products could make it more difficult and costly to obtain clearance or approval for new products or to produce, market and distribute existing products. Significant delays in receiving clearance or approval or the failure to receive clearance or approval for any new products would have an adverse effect on our ability to expand our business. If we are slow or unable to adapt to changes in existing requirements or the adoption of new requirements or policies, or if we are not able to maintain regulatory compliance, we may lose any marketing clearance that we may have obtained and we may not achieve or sustain profitability.
Our failure to comply with laws, regulations and contract requirements relating to reimbursement of health care goods and services may subject us to penalties and adversely impact our reputation, business, financial condition and cash flows.
We are subject to laws, regulations and contractual requirements regulating the provision of, and reimbursement for, health care goods and services, both in our capacity as a medical device manufacturer and/or as a supplier of covered items and services to federal health care program beneficiaries, with respect to which items and services we submit claims for reimbursement from such programs. The laws and regulations of health care goods and services that apply to us, including those described above, are subject to evolving interpretations and enforcement discretion. As part of our compliance program, we have reviewed our sales contracts, marketing materials, referral source relationships, programmatic offerings, and billing practices (among others) to reduce the risk of non-compliance with these and other foreign, federal and state laws. If a governmental authority was to conclude that we are not in compliance with applicable laws and regulations, we and our officers, directors and employees could be subject to criminal and civil penalties, including, for example, exclusion from participation as a supplier of product to beneficiaries covered by federal healthcare programs, including but not limited to Medicare and Medicaid. Any failure to comply with laws, regulations or contractual requirements relating to reimbursement and health care goods and services could adversely affect our reputation, business, financial condition and cash flows.

We are subject to complex and evolving U.S. and foreign laws and regulations and other requirements regarding privacy, data protection, security, and other matters. Many of these laws and regulations are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations, or declines in user growth or engagement, or otherwise harm our business.
We are subject to a number of foreign, federal and state laws and regulations protecting the use, disclosure and confidentiality of certain patient health and personal information, including patient records, and restricting the use and disclosure of that protected information. These laws include foreign, federal and state medical privacy laws, breach notification laws and consumer protection laws. As our customer base grows to include U.S. federal government agencies, Profusa may also need comply with Federal Risk and Authorization Management Program and Cybersecurity Maturity Model Certification requirements. These frameworks impose stringent cybersecurity standards and potentially significant non-compliance penalties.
In addition, foreign data protection, privacy, and other laws and regulations can be more restrictive than those in the United States. For example, data localization laws in some countries generally mandate that certain types of data collected in a particular country be stored and/or processed within that country. We may be subject to inquiries, investigations and audits in Europe and around the world, particularly in the areas of consumer and data protection, which will arise in the ordinary course of business and may increase in frequency as we continue to grow and expand our operations. Legislators and regulators may make legal and regulatory changes, or interpret and apply existing laws, in ways that make our products less useful to our customers, require us to incur substantial costs, expose us to unanticipated civil or criminal liability, or cause us to change our business practices. These changes or increased costs could negatively impact our business and results of operations in material ways.
In the ordinary course of our business, we collect and store sensitive data, such as our proprietary business information and that of our clients, contractors, vendors and others as well as personally identifiable information of our customers, vendors and others, which data may include full names, social security numbers, addresses, and birth dates, in our data centers and on our networks. Our employees, contractor and vendors may also have access to and may use personal health information in the ordinary course of our business. The secure processing, maintenance and transmission of this information is critical to our operations. Despite our security measures and business controls, our information technology and infrastructure may be vulnerable to attacks by hackers, breaches due to employee, contractor or vendor error, or malfeasance or other disruptions or subject to the inadvertent or intentional unauthorized release of information. Any such occurrence could compromise our networks and the information stored thereon could be accessed, publicly disclosed, lost or stolen. Any such access, disclosure or other loss of information could result in legal claims or proceedings, and liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and the services we provide to our clients or damage our reputation, any of which could adversely affect our profitability, revenue and competitive position.
As we grow and expand our administrative, customer support or IT support services, we may also utilize the services of personnel and contractors located outside of the United States to perform certain functions. While we make every effort to review our applicable contracts and other payor requirements, a local, state, or federal government agency or one of our customers may find the use of offshore resources to be a violation of a legal or contractual requirement, which could result in termination of the contractual relationship, penalties, or changes in our business operations that could adversely affect our business, financial condition, and results of operations. Additionally, while we have implemented industry standard security measures for offshore access to protected health information and other personal information, unauthorized access or disclosure of such information by offshore personnel could result in legal claims or proceedings, and liability under laws that protect the privacy of personal information and regulatory penalties, disrupt our operations and the services we provide to our clients, damage to our reputation or result in the termination of contractual relationships, penalties or the loss of coverage, any of which could adversely affect our profitability, revenue and competitive position.
Security breaches and other disruptions that compromise our information and expose us to liability, could cause our business and reputation to suffer and could subject us to substantial liabilities.
The Administrative Simplification Provisions of the Health Insurance Portability and Accountability Act of 1996, as amended, and implementing regulations, or HIPAA, extensively regulate the use and disclosure of individually identifiable health information, known as “protected health information,” and require covered entities, including health plans and most health care providers, to implement administrative, physical and technical safeguards to protect the security of such information. Certain provisions of the security and privacy regulations apply to business associates (entities that handle protected health information on behalf of covered entities), and business associates are subject to direct liability for violation of these provisions. In addition, a covered entity may be subject to penalties as a result of a business associate violating HIPAA, if the business associate is found to be an agent of the covered entity. Profusa is a covered entity under HIPAA and may also function in a business associate capacity to other covered entities.
Covered entities must report breaches of unsecured protected health information to affected individuals without unreasonable delay and notification must also be made to the U.S. Department of Health & Human Services, Office for Civil Rights, or OCR and, in certain situations involving large breaches, to the media. Various U.S. state laws and regulations may also require us to notify affected individuals and state agencies in the event of a data breach involving individually identifiable information.
Violations of the HIPAA privacy and security regulations may result in criminal and civil penalties. The OCR enforces the regulations and performs compliance audits. In addition to enforcement by OCR, state attorneys general are authorized to bring civil actions seeking either injunction or damages in response to violations that threaten the privacy of state residents. We follow and maintain a HIPAA compliance plan, which we believe complies with the HIPAA privacy and security regulations, but there can be no assurance that OCR or other regulators will agree. The HIPAA privacy regulations and security regulations have and will continue to impose significant costs on us in order to comply with these standards.
There are numerous other laws and legislative and regulatory initiatives at the federal and state levels addressing privacy and security concerns. We also remain subject to federal or state privacy-related laws that are more restrictive than the regulations issued under HIPAA. These laws vary and could impose additional penalties. For example, the Federal Trade Commission uses its consumer protection authority to initiate enforcement actions in response to alleged privacy and data security violations. The California Consumer Privacy Act, or CCPA, which came into effect January 1, 2020 and was amended and expanded by the California Privacy Rights Act, or CPRA, which came into effect on January 1, 2023. The CCPA, including as amended by CPRA, among other things, create new data privacy obligations for covered companies and provide new privacy rights to California residents, including the right to opt out of certain disclosures of their information. The CCPA also creates a private right of action with statutory damages for certain data breaches, thereby potentially increasing risks associated with a data breach. As of January 1, 2023, the CCPA applies broadly to California employees and personal information of business contacts, which we anticipate will increase our compliance costs. It remains unclear what, if any, additional modifications will be made to this legislation or how it will be interpreted and regulations implementing CPRA amendments will not be finalized before CPRA amendments come into effect. Therefore, the effects of the CCPA and CPRA are significant and will likely require us to modify our data processing practices, and may cause us to incur substantial costs and expenses to comply, particularly given our base of operations in California. There are also a number of other legislative proposals worldwide, including in the United States at both the federal and state level, that could impose additional and potentially conflicting obligations in areas affecting our business.
We are also subject to laws and regulations in foreign countries covering data privacy and other protection of health and employee information that may be more onerous than corresponding U.S. laws, including in particular the laws of Europe.
For instance, in the European Union, increasingly stringent data protection and privacy rules that have and will continue to have substantial impact on the use of patient data across the healthcare industry became effective in May 2018. The EU General Data Protection Regulation, or GDPR, applies across the European Union and includes, among other things, a requirement for prompt notice of data breaches to data subjects and supervisory authorities in certain circumstances and significant fines for non-compliance. The GDPR fine framework can be up to 20 million euros, or up to 4% of the company’s total global turnover of the preceding fiscal year, whichever is higher. The GDPR also requires companies processing personal data of individuals residing in the European Union to comply with EU privacy and data protection rules, even if the company itself does not have a physical presence in the European Union. Noncompliance could result in the imposition of fines, penalties, or orders to stop noncompliant activities. Due to the strong consumer protection aspects of the GDPR, companies subject to its purview are allocating substantial legal costs to the development of necessary policies and procedures and overall compliance efforts. For example, following a decision of the Court of Justice of the EU in

October 2015, the transfer of personal data to US companies that had certified as members of the US Safe Harbor Scheme was declared invalid. In July 2016, the European Commission adopted the EU-US Privacy Shield Framework, or the Privacy Shield Framework, which replaced the US Safe Harbor Scheme. On July 16, 2020, the Court of Justice of the European Union issued a decision that declared the Privacy Shield Framework invalid, and will also result in additional compliance obligations for companies that implement standard contractual clauses to ensure a valid basis for the transfer of personal data outside of Europe. We expect continued costs associated with maintaining compliance with GDPR into the future, and these provisions as interpreted by EU agencies, could negatively impact our business, financial condition and results of operations.
In addition to the laws discussed above, we may see more stringent state and federal privacy legislation in 2022 and beyond, as the increased cyber attacks during the COVID-19 pandemic have once again put a spotlight on data privacy and security in the U.S. and other jurisdictions. We cannot predict where new legislation might arise, the scope of such legislation, or the potential impact to our business and operations.
Cybersecurity risks and cyber incidents could result in the compromise of confidential data or critical data systems and give rise to potential harm to customers, remediation and other expenses, expose us to liability under HIPAA, consumer protection laws, or other common law theories, subject us to litigation and federal and state governmental inquiries, damage our reputation, and otherwise be disruptive to our business and operations.
Cyber incidents can result from deliberate attacks or unintentional events. We collect and store on our networks sensitive information, including intellectual property, proprietary business information and personally identifiable information of individuals, such as our customers and employees. The secure maintenance of this information and technology is critical to our business operations. We have implemented multiple layers of security measures to protect the confidentiality, integrity and availability of this data and the systems and devices that store and transmit such data. We utilize current security technologies, and our defenses are monitored and routinely tested internally and by external parties. Additionally, we use third party products such as Amazon Cognito that provide advanced user authentication services that aim to prevent bad actors from accessing our systems. Despite these efforts, threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, we may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures. When we leverage third-party tools to manage security features, we add an additional potential attack surface that is capable of being exploited.
In response to the COVID-19 pandemic, we have modified our business practices and implemented telework policies wherever possible for appropriate categories of “nonessential” employees to minimize the disruption to our operations, to the extent possible. The continuation of these telework policies means additional operational risk, including increased cybersecurity risk. These cyber risks include, among other risks, greater phishing, malware, and other cybersecurity attacks, vulnerability to or disruptions of our information technology infrastructure and systems to support remote operations, increased risk of unauthorized access, use or dissemination of confidential information, limited ability to restore the systems in the event of a systems failure or interruption, greater risk of a security breach resulting in destruction, alteration or misuse of valuable information, including proprietary business information and personally identifiable information of individuals, all of which could expose us to risks of data or financial loss, litigation and liability.
These threats can come from a variety of sources, ranging in sophistication from an individual hacker to malfeasance by employees, consultants or other service providers to criminal or other unauthorized threat actors, including state-sponsored attacks. Cyber threats may be generic, or they may be custom-crafted against our information systems. Over the past several years, cyber attacks have become more prevalent and much harder to detect and defend against. These threat actors may be able to penetrate our security measures, breach our information technology systems, misappropriate or compromise confidential and proprietary information of our company and our customers, cause system disruptions and shutdowns, or introduce ransomware, malware, or vulnerabilities into our products, systems, and networks or those of our customers and partners. Our network and storage applications, as well as those of our contractors, may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications we develop or procure from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security or other problems that unexpectedly could interfere with the operation of our products. Unauthorized parties may also attempt to gain access to our systems or facilities through fraud, trickery or other forms of deceiving our employees, contractors and temporary staff.
We are and may continue to be subject to cybersecurity incidents that bypass our security measures. Such incidents may impact the integrity, availability or privacy of personal health information or other data subject to privacy laws or disrupt our information systems, devices or business, including our ability to deliver services to our customers. As a result, cybersecurity, physical security and the continued development and enhancement of our controls, processes and practices designed to protect our enterprise, information systems and data from attack, damage or unauthorized access remain a priority for us. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any cybersecurity vulnerabilities. The occurrence of any of these events could result in:
•	harm to customers;
•	business interruptions and delays;
•	the loss, misappropriation, corruption or unauthorized access of data;
•	litigation, including potential class action litigation, and potential liability under privacy, security and consumer protection laws or other applicable laws;
•	reputational damage;
•	increase to insurance premiums; and
•	foreign, federal and state governmental inquiries, any of which could have a material, adverse effect on our financial position and results of operations and harm our business reputation.
Failure to protect our information technology infrastructure against cyber-based attacks, network security breaches, service interruptions, or data corruption could significantly disrupt our operations and adversely affect our business and operating results.
We rely on information technology and telephone networks and systems, including the Internet, to process and transmit sensitive electronic information and to manage or support a variety of business processes and activities, including sales, billing, customer service, procurement and supply chain, manufacturing, and distribution. We use enterprise information technology systems to record, process, and summarize financial information and results of operations for internal reporting purposes and to comply with regulatory financial reporting, legal, and tax requirements. System failures or outages, including any potential disruptions due to significantly increased global demand on certain cloud-based systems during or as a result of the COVID-19 pandemic, or failures to adequately scale our data platforms and architectures support patient care could compromise our ability to perform these functions in a timely manner, which could harm our ability to conduct business or delay our financial reporting. Such failures could materially adversely affect our operating results and financial condition. Our information technology systems, some of which are managed by third parties, may be susceptible to damage, disruptions or shutdowns due to computer viruses, ransomware or other malware, attacks by computer hackers, failures during the process of upgrading or replacing software, databases or components thereof, power outages, hardware failures, telecommunication failures, user errors or catastrophic events. Although we have developed systems and processes that are designed to protect customer information and prevent data loss and other security breaches, including systems and processes designed to reduce the impact of a security breach at a third-party vendor, such measures cannot provide absolute security. In addition, certain countries have implemented or may implement legislative and technological actions that either do or can effectively regulate access to the internet, including the ability of internet service providers to limit access to specific websites or content. Other countries have attempted or are attempting to change or limit the legal protections available to businesses that depend on the internet for the delivery of their services. If our systems are breached or suffer severe damage, disruption or shutdown and we are unable to effectively resolve the issues in a timely manner, our business and operating results may significantly suffer and we may be subject to litigation, government enforcement actions and other actions for which we could face financial liability and other adverse consequences which may include:
•	additional government oversight of our operations;
•	loss of existing customers;

•	difficulty in attracting new customers;
•	problems in determining product cost estimates and establishing appropriate pricing;
•	difficulty in preventing, detecting, and controlling fraud;
•	disputes with customers, physicians, and other health care professionals;
•	increases in operating expenses, incurrence of expenses, including notification and remediation costs;
•	regulatory fines or penalties;
•	individual actions or class actions for damages;
•	loss of revenues (including through loss of coverage or reimbursement);
•	product development delays;
•	disruption of key business operations; and
•	diversion of attention of management and key information technology resources.
Inadequate funding for the FDA, the SEC and other government agencies could hinder their ability to hire and retain key leadership and other personnel, prevent new products and services from being developed or commercialized in a timely manner or otherwise prevent those agencies from performing normal business functions on which the operation of our business may rely, which could negatively impact our business.
The ability of the FDA to review and approve or clear new medical device products can be affected by a variety of factors, including government budget and funding levels, ability to hire and retain key personnel and accept the payment of user fees, and statutory, regulatory, and policy changes. Average review times at the agency have fluctuated in recent years as a result. In addition, government funding of the SEC and other government agencies on which our operations may rely, including those that fund research and development activities, is subject to the political process, which is inherently fluid and unpredictable.
Disruptions at the FDA and other agencies may also increase the time necessary for new products to be reviewed and/or approved by necessary government agencies, which would adversely affect our business. For example, over the last several years, the U.S. government has shut down several times, and certain regulatory agencies, such as the FDA and the SEC, have had to furlough critical employees and stop critical activities. Separately, in response to the COVID-19 pandemic, in March 2020, the FDA temporarily postponed routine surveillance inspections of domestic manufacturing facilities and provided guidance regarding the conduct of clinical trials, which has since been further updated and is being refreshed on a periodic basis. The FDA has also noted that it is continuing to ensure timely reviews of applications for medical products during the COVID-19 pandemic in line with its user fee performance goals and conducting “mission-critical” domestic and foreign inspections to ensure compliance of manufacturing facilities with FDA quality standards.
Subsequently, in July 2020, the FDA announced its intention to resume certain on-site inspections of domestic manufacturing facilities subject to a risk-based prioritization system. The FDA intends to use this risk-based assessment system to identify the categories of regulatory activity that can occur within a given geographic area, ranging from mission-critical inspections to resumption of all regulatory activities. The agency’s rating system is used to assist in determining when and where it is safest to conduct such inspections based on data about the virus’s trajectory in a given state and locality and the rules and guidelines that are put in place by state and local governments. The FDA’s assessment of whether an inspection is mission-critical considers many factors related to the public health benefit of U.S. patients having access to the product subject to inspection, including whether the products are used to diagnose, treat, or prevent a serious disease or medical condition for which there is no other appropriate substitute. Both for-cause and pre-approval inspections can be deemed mission-critical. The COVID-19 public health emergency determinations and declarations ended May 11, 2023. This is nonetheless subject to change.

Risks Related to Intellectual Property Protection and Use
We may become subject to claims of infringement or misappropriation of the intellectual property rights of others, which could prohibit us from shipping affected products, require us to obtain licenses from third parties or to develop non-infringing alternatives, and subject us to substantial monetary damages and injunctive relief. We may also be subject to other claims or suits.
Third parties may assert infringement or misappropriation claims against us with respect to our current or future products. We are aware of numerous patents issued to third parties that may relate to aspects of our business, including the design and manufacture of CGM sensors and membranes, as well as methods for oxygen and continuous glucose monitoring. Whether a product infringes a patent involves complex legal and factual issues, the determination of which is often uncertain. Therefore, we cannot be certain that we have not infringed the intellectual property rights of such third parties or others. Our competitors may assert that our systems or the methods we employ in the use of our systems are covered by U.S. or foreign patents held by them. This risk is exacerbated by the fact that there are numerous issued patents and pending patent applications relating to our systems in the medical technology field. Because patent applications may take years to issue, there may be applications now pending of which we are unaware that may later result in issued patents that our products infringe. There could also be existing patents of which we are unaware that one or more components of our system may inadvertently infringe. As the number of competitors in the market grows, the possibility of patent infringement by us or a patent infringement claim against us increases. If we are unable to successfully defend any such claims as they may arise or enter into or extend settlement and license agreements on acceptable terms or at all, our business operations may be harmed.
Any infringement or misappropriation claim could place significant strain on our financial resources, divert management’s attention from our business and harm our reputation. In addition, if the relevant patents are upheld as valid and enforceable and we are found to infringe such patents, we could be prohibited from selling any of our products that is found to infringe unless we could obtain licenses to use the technology covered by the patent or are able to design around the patent. We may be unable to obtain a license on terms acceptable to us, if at all, and we may not be able to redesign our products to avoid infringement. We may be unable to maintain or renew licenses on terms acceptable to us, if at all, and we may be prohibited from selling any of our products that required the technology covered by the relevant licensed patents. Even if we are able to redesign our products to avoid an infringement claim, we may not receive FDA approval for such changes in a timely manner or at all.
Any adverse determination in litigation or derivation proceedings to which we are or may become a party relating to patents or other intellectual property rights could subject us to significant liabilities to third parties or require us to seek licenses from other third parties. If we are found to infringe third-party patents, a court could order us to pay damages to compensate the patent owner for the infringement, such as a reasonable royalty amount and/or profits lost by the patent owners, along with prejudgment and/or post-judgment interest. Furthermore, if we are found to willfully infringe third-party patents, we could, in addition to other penalties, be required to pay treble damages; and if the court finds the case to be exceptional, we may be required to pay attorneys’ fees for the prevailing party. If we are found to infringe third-party copyrights or trademarks or misappropriate third-party trade secrets, based on the intellectual property at issue, a court could order us to pay statutory damages, actual damages, or profits, such as reasonable royalty or lost profits of the owners, unjust enrichment, disgorgement of profits, and/or a reasonable royalty, and the court could potentially award attorneys’ fees or exemplary or enhanced damages. Although patent and intellectual property disputes in the medical device area have often been settled through licensing or similar arrangements, costs associated with such arrangements may be substantial and would likely include ongoing royalties. We may be unable to obtain necessary intellectual property licenses on satisfactory terms. If we do not obtain any such necessary licenses, we may not be able to redesign our products to avoid infringement and any redesign may not receive FDA approval or other requisite marketing authorization in a timely manner or at all. Adverse determinations in a judicial or administrative proceeding or failure to obtain necessary intellectual property licenses could prevent us from manufacturing and selling our products, which would have a significant adverse impact on our business. If litigation were to be initiated by intellectual property owners, there could significant legal fees and costs incurred in defending litigation (which may include filing administrative actions to attack the intellectual property) as well as a potential monetary settlement payment to the owners, even if the matter is resolved before going to trial. Moreover, the owners may take an overly aggressive approach and/or include multiple allegations in a single litigation.
In addition, from time to time, we are subject to various claims, complaints and legal actions arising out of the ordinary course of business, including commercial insurance, product liability or employment-related matters.

Also, from time to time, we may bring claims or initiate lawsuits against various third parties with respect to matters arising out of the ordinary course of our business, including commercial and employment-related matters. We do not believe we are party to any currently pending legal proceedings, the outcome of which could have a material adverse effect on our business, financial condition or results of operations. There can be no assurance that existing or future legal proceedings arising in the ordinary course of business or otherwise will not have a material adverse effect on our business, financial condition or results of operations.
Our inability to adequately protect our intellectual property could allow our competitors and others to produce products based on our technology, which could substantially impair our ability to compete.
Our success and our ability to compete depend, in part, upon our ability to maintain the proprietary nature of our technologies. We rely on a combination of patent, copyright and trademark law, and trade secrets and nondisclosure agreements to protect our intellectual property. However, such methods may not be adequate to protect us or permit us to gain or maintain a competitive advantage. Our patent applications may not issue as patents in a form that will be advantageous to us, or at all. Our issued patents, and those that may issue in the future, may be challenged, invalidated or circumvented, which could limit our ability to stop competitors from marketing related products. In addition, there are numerous changes to the patent laws and proposed changes to the rules of the U.S. Patent and Trademark Office, which may have a significant impact on our ability to protect our technology and enforce our intellectual property rights.
To protect our proprietary rights, we may in the future need to assert claims of infringement against third parties. The outcome of litigation to enforce our intellectual property rights in patents, copyrights, trade secrets or trademarks is highly unpredictable, could result in substantial costs and diversion of resources, and could have a material adverse effect on our business, financial condition and results of operations regardless of the final outcome of such litigation. In the event of an adverse judgment, a court could hold that some or all of our asserted intellectual property rights are not infringed, or are invalid or unenforceable, and could award attorney fees.
Despite our efforts to safeguard our unpatented and unregistered intellectual property rights, we may not succeed in doing so or the steps taken by us in this regard may not be adequate to detect or deter misappropriation of our technology or to prevent an unauthorized third party from copying or otherwise obtaining and using our products, technology or other information that we regard as proprietary. In addition, third parties may be able to design around our patents. Furthermore, the laws of foreign countries may not protect our proprietary rights to the same extent as the laws of the United States.
We may be involved in lawsuits to protect or enforce our patents or the patents of our licensors, which could be expensive, time-consuming and unsuccessful.
Competitors may infringe on our patents or the patents that we license. In the event of infringement or unauthorized use, we may file one or more infringement lawsuits, which can be expensive and time-consuming. An adverse result in any such litigation proceedings could put one or more of our patents at risk of being invalidated, being found to be unenforceable or being interpreted narrowly and could put our patent applications at risk of not issuing. Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, there is a risk that some of our confidential information could be compromised by disclosure during this type of litigation.
Many of our competitors are larger than we are and have substantially greater resources. They are, therefore, likely to be able to sustain the costs of complex patent litigation longer than we could. In addition, the uncertainties associated with litigation could have a material adverse effect on our ability to raise any funds necessary to continue our operations, continue our internal research programs, in-license needed technology, or enter into development partnerships that would help us bring our products to market.
We may be subject to claims that our employees, consultants or independent contractors have wrongfully used or disclosed alleged trade secrets of their other clients or former employers to us, which could subject us to costly litigation.
As is common in the medical device industry, we engage the services of consultants and independent contractors to assist us in the development of our products. Many of these consultants and independent contractors were previously employed at, or may have previously provided or may be currently providing consulting or other services to, universities or other technology, biotechnology or pharmaceutical companies, including our competitors or potential competitors. We may become subject to claims that we, a consultant or an independent contractor inadvertently or otherwise used or disclosed trade secrets or other information proprietary to their former employers or their former or current clients. We may similarly be subject to claims stemming from similar actions of an employee, such as one who was previously employed by another company, including a competitor or potential competitor. Litigation may be necessary to defend against these claims. Even if we are successful in defending against these claims, litigation could result in substantial costs and be a distraction to our management team. If we were to be unsuccessful, we could lose access or exclusive access to valuable intellectual property.
We may not be able to protect our intellectual property rights throughout the world, which could materially, negatively affect our business.
Filing, prosecuting and defending patents on current and future products in all countries throughout the world would be prohibitively expensive, and our intellectual property rights in some countries outside the United States can be less extensive than those in the United States. In addition, the laws of some foreign countries do not protect intellectual property rights to the same extent as federal and state laws in the United States. Consequently, regardless of whether we are able to prevent third parties from practicing our inventions in the United States, we may not be able to prevent third parties from practicing our inventions in all countries outside the United States, or from selling or importing products made using our inventions in and into the United States or other jurisdictions. Competitors may use our technologies in jurisdictions where we have not pursued and obtained patent protection to develop their own products, and further, may export otherwise infringing products to territories where we have patent protection, but enforcement is not as strong as it is in the United States. These products may compete with our products and our patents or other intellectual property rights may not be effective or sufficient to prevent them from competing. Even if we pursue and obtain issued patents in particular jurisdictions, our patent claims or other intellectual property rights may not be effective or sufficient to prevent third parties from competing. Patent protection must ultimately be sought on a country-by-country basis, which is an expensive and time-consuming process with uncertain outcomes. Accordingly, we may choose not to seek patent protection in certain countries, and we will not have the benefit of patent protection in such countries.
Many companies have encountered significant problems in protecting and defending intellectual property rights in foreign jurisdictions. The legal systems of certain countries, particularly certain developing countries, do not favor the enforcement of patents and other intellectual property protection, which could make it difficult for us to stop the infringement of our patents or marketing of competing products in violation of our proprietary rights generally. Proceedings to enforce our patent rights in foreign jurisdictions could result in substantial costs and divert our efforts and attention from other aspects of our business, could put our patents at risk of being invalidated or interpreted narrowly and our patent applications at risk of not issuing and could provoke third parties to assert claims against us. We may not prevail in any lawsuits that we initiate and the damages or other remedies awarded, if any, may not be commercially meaningful. Accordingly, our efforts to enforce our intellectual property rights around the world may be inadequate to obtain a significant commercial advantage from the intellectual property that we develop or license and may adversely impact our business.
In addition, we also face the risk that our products are imported or reimported into markets with relatively higher prices from markets with relatively lower prices, which would result in a decrease of sales and any payments we receive from the affected market. Recent developments in U.S. patent law have made it more difficult to stop these and related practices based on theories of patent infringement.
If we are unable to protect the confidentiality of our trade secrets, the value of our technology could be materially adversely affected and our business could be harmed.
We rely heavily on trade secrets and confidentiality agreements to protect our unpatented know-how, technology and other confidential proprietary information, and to maintain our competitive position. However, trade secrets and know-how can be difficult to protect. In particular, we anticipate that with respect to our technologies, these trade secrets and know-how will over time be disseminated within the industry through independent development, the publication of journal articles describing the methodology, and the movement of personnel from academic to industry scientific positions.
In addition to pursuing patents on our technology, we take steps to protect our intellectual property and proprietary technology by entering into agreements, including confidentiality agreements, non-disclosure agreements and intellectual property assignment agreements, with our employees, consultants, academic institutions, corporate partners and, when needed, our advisers. However, we cannot be certain that such agreements have been entered into with all relevant parties, and we cannot be certain that our trade secrets and other confidential proprietary information will not be disclosed or that competitors or other third parties will not otherwise gain access to our trade secrets or independently develop substantially equivalent information and techniques. For example, any of these parties may breach the agreements and disclose our proprietary information, including our trade secrets, and we may not be able to obtain adequate remedies for such breaches. Such agreements may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure, which could materially and adversely impact our ability to establish or maintain a competitive advantage in the market, and our business, financial condition, results of operations and prospects.
Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had wrongfully obtained and was using our trade secrets, it would be expensive and time-consuming, it could distract our personnel, and the outcome would be unpredictable. In addition, courts outside the United States may be less willing to protect trade secrets or may not recognize certain claims of intellectual property infringement.
We also seek to preserve the integrity and confidentiality of our confidential proprietary information by maintaining physical security of our premises and physical and electronic security of our information technology systems, but it is possible that these security measures could be breached. If any of our confidential proprietary information were to be lawfully obtained or independently developed by a competitor or other third party, absent patent and copyright protection, we would have no right to prevent such competitor from using that technology or information to compete with us, which could harm our competitive position. Competitors or third parties could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, design around our protected technology, develop their own competitive technologies that fall outside the scope of our intellectual property rights or independently develop our technologies without reference to our trade secrets. If any of our trade secrets were to be disclosed to or independently discovered by a competitor or other third party, it could materially and adversely affect our business, financial condition, results of operations and prospects.
Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements imposed by governmental patent agencies, and our patent protection could be reduced or eliminated for non-compliance with these requirements.
The USPTO and various foreign governmental patent agencies require compliance with a number of procedural, documentary, fee payment and other provisions during the patent process. There are situations in which noncompliance can result in abandonment or lapse of a patent or patent application, resulting in partial or complete loss of patent rights in the relevant jurisdiction. In such an event, competitors might be able to enter the market earlier than would otherwise have been the case. In some cases, our licensors may be responsible for, for example, these payments, thereby decreasing our control over compliance with these requirements.
We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future products, and we cannot provide any assurances that we would be able to obtain such licenses.
We may need or may choose to obtain licenses from third parties to advance our research or allow commercialization of our current or future products, and we cannot provide any assurances that third-party patents do not exist that might be enforced against our current or future products in the absence of such a license. We may fail to obtain any of these licenses on commercially reasonable terms, if at all. Even if we are able to obtain a license, it may be non-exclusive, thereby giving our competitors access to the same technologies licensed to us. If we could not obtain a license, we may be required to expend significant time and resources to develop or license replacement technology. If we are unable to do so, we may be unable to develop or commercialize the affected products, which could materially harm our business and the third parties owning such intellectual property rights could seek either an injunction prohibiting our sales, or, with respect to our sales, an obligation on our part to pay royalties and/or other forms of compensation.

Licensing intellectual property involves complex legal, business and scientific issues. Disputes may arise between us and our licensors regarding intellectual property subject to a license agreement, including:
•	the scope of rights granted under the license agreement and other interpretation-related issues;
•	whether and the extent to which our technology and processes infringe on intellectual property of the licensor that is not subject to the licensing agreement;
•	our right to sublicense patent and other rights to third parties under collaborative development relationships;
•
our diligence obligations with respect to the use of the licensed technology in relation to our development and commercialization of our products, and what activities satisfy those diligence obligations; and

•	the ownership of inventions and know-how resulting from the joint creation or use of intellectual property by our licensors and us and our partners.
If disputes over licensed intellectual property prevent or impair our ability to maintain the licensing arrangements on acceptable terms, we may be unable to successfully develop and commercialize the affected product, or the dispute may have an adverse effect on our results of operations.
In addition to agreements pursuant to which we in-license intellectual property, we have in the past, and we may in the future, grant licenses under our intellectual property. Like in-licenses, out-licenses are complex, and disputes may arise between us and our licensees, such as the types of disputes described above. Moreover, our licensees may breach their obligations, or we may be exposed to liability due to our failure or alleged failure to satisfy our obligations. Any such occurrence could have an adverse effect on our business.
If our trademarks and trade names are not adequately protected, then we may not be able to build name recognition in our markets of interest and our business may be adversely affected.
Our registered or unregistered trademarks or trade names may be challenged, infringed, circumvented or declared generic or determined to be infringing on other marks. We may not be able to protect our rights to these trademarks and trade names, which we need to build name recognition by potential partners or customers in our markets of interest. At times, competitors may adopt trade names or trademarks similar to ours, thereby impeding our ability to build brand identity and possibly leading to market confusion. In addition, there could be potential trade name or trademark infringement claims brought by owners of other registered trademarks. Over the long term, if we are unable to establish name recognition based on our trademarks and trade names, then we may not be able to compete effectively and our business may be adversely affected.
The measures that we use to protect the security of our intellectual property and other proprietary rights may not be adequate, which could result in the loss of legal protection for, and thereby diminish the value of, such intellectual property and other rights.
In addition to pursuing patents on our technology, we also rely upon trademarks, trade secrets, copyrights and unfair competition laws, as well as license agreements and other contractual provisions, to protect our intellectual property and other proprietary rights. Despite these measures, any of our intellectual property rights could be challenged, invalidated, circumvented or misappropriated. In addition, we take steps to protect our intellectual property and proprietary technology by entering into confidentiality agreements and intellectual property assignment agreements with our employees, consultants, corporate partners and, when needed, our advisors. Our suppliers also have access to the patented technology owned or used by us as well as other proprietary information, and these suppliers are subject to confidentiality provisions under their agreements with us.
Such agreements or provisions may not be enforceable or may not provide meaningful protection for our trade secrets or other proprietary information in the event of unauthorized use or disclosure or other breaches of the agreements, and we may not be able to prevent such unauthorized disclosure. Notwithstanding any such agreements, there is no assurance that our current or former manufacturers or suppliers will not use and/or supply our competitors with our trade secrets, know-how or other proprietary information to which these parties gained access or generated from their relationship with us. This could lead to our competitors gaining access to patented or other proprietary information. Moreover, if a party to an agreement with us has an overlapping or conflicting obligation to a third party, our rights in and to certain intellectual property could be undermined. Monitoring unauthorized disclosure is difficult, and we do not know whether the steps we have taken to prevent such disclosure are, or will be, adequate. If we were to enforce a claim that a third party had illegally obtained and was using our trade secrets, it would be expensive and time-consuming, the outcome would be unpredictable, and any remedy may be inadequate. In addition, courts outside the United States may be less willing to protect trade secrets.
In addition, competitors could purchase our products and attempt to replicate some or all of the competitive advantages we derive from our development efforts, willfully infringe our intellectual property rights, design around our protected technology or develop their own competitive technologies that fall outside of our intellectual property rights. If our intellectual property does not adequately protect our market share against competitors’ products and methods, our competitive position could be adversely affected, as could our business.
Our issued patents could be found invalid or unenforceable if challenged in court, which could have a material adverse impact on our business.
If we or any of our partners were to initiate legal proceedings against a third party to enforce a patent covering one of our products or services, the defendant in such litigation could counterclaim that our patent is invalid and/or unenforceable. In patent litigation in the United States, defendant counterclaims alleging invalidity and/or unenforceability are commonplace. Grounds for a validity challenge could be an alleged failure to meet any of several statutory requirements, including lack of novelty, obviousness or non-enablement, or failure to claim patent eligible subject matter. Grounds for an unenforceability assertion could be an allegation that someone connected with prosecution of the patent withheld relevant information from the USPTO, or made a misleading statement during prosecution. Third parties may also raise similar claims before the USPTO even outside the context of litigation. The outcome following legal assertions of invalidity and unenforceability is unpredictable. With respect to the validity question, for example, we cannot be certain that there is no invalidating prior art of which we and the patent examiner were unaware during prosecution. If a defendant were to prevail on a legal assertion of invalidity and/or unenforceability, we would lose at least part, and perhaps all, of the challenged patent. Such a loss of patent protection would have a material adverse impact on our business.
Changes in patent laws or patent jurisprudence could diminish the value of patents in general, thereby impairing our ability to protect our products.
The America Invents Act, or AIA, introduced changes that limit where a patent holder may file a patent infringement suit and providing additional opportunities for third parties to challenge any issued patent in the USPTO. This applies to all of our owned and in-licensed U.S. patents, even those issued before March 16, 2013 (the effective date of the AIA). Because of a lower evidentiary standard in USPTO proceedings compared to the evidentiary standard in U.S. federal courts necessary to invalidate a patent claim, a third party could potentially provide evidence in a USPTO proceeding sufficient for the USPTO to hold a claim invalid even though the same evidence would be insufficient to invalidate the claim if first presented in a district court action. Accordingly, a third party may attempt to use the USPTO procedures to invalidate our patent claims that would not have been invalidated if first challenged by the third party as a defendant in a district court action. The AIA and its implementation could increase the uncertainties and costs surrounding the prosecution of our patent applications and the enforcement or defense of our issued patents.
Additionally, the U.S. Supreme Court has ruled on several patent cases in recent years, such as Impression Products, Inc. v. Lexmark International, Inc., Association for Molecular Pathology v. Myriad Genetics, Inc., Mayo Collaborative Services v. Prometheus Laboratories, Inc. and Alice Corporation Pty. Ltd. v. CLS Bank International, either narrowing the scope of patent protection available in certain circumstances or weakening the rights of patent owners in certain situations. In addition to increasing uncertainty with regard to our ability to obtain patents in the future, this combination of events has created uncertainty with respect to the value of patents, once obtained. Depending on actions by the U.S. Congress and decisions by the federal courts and the USPTO, the laws and regulations governing patents could change in unpredictable ways that could weaken our ability to obtain new patents or to enforce our existing patents and patents that we might obtain in the future.
Several inventions covered by our patent portfolio were made using U.S. government funding. The U.S. government has an irrevocable, non-exclusive, royalty-free license to use such other inventions.
U.S. government grant funding was used in the inventions covered by four U.S. patents and two pending U.S. patent applications in Profusa’s patent portfolio. As a result of this funding, the government is granted an irrevocable, non-exclusive, royalty-free license to use these patents/applications. The government’s ability to practice the inventions described in these patents/applications is limited to practice for or on behalf of the United States. However, the license can be used to allow a third party to practice the invention solely for the government’s benefit.
In some circumstances, the U.S. government agency that provided the grants has the right to “march-in” and require Profusa to license its invention to a third party. These circumstances are as follows: (a) the inventing party has not tried to achieve practical application of the invention; (b) such a license is needed to alleviate health or safety concerns; (c) such a license is needed to meet public use requirements specified in federal regulations; or (d) the inventing party fails to ensure that the invention will be “manufactured substantially” in the United States.
The negative effects of march-in rights on Profusa’s business could be profound. Most importantly, Profusa could be compelled to grant licenses for its patented inventions to third parties, including competitors. This scenario could lead to increased competition, loss of market exclusivity, and diminished control over the commercialization of its innovations.
Furthermore, the forced licensing of patents under march-in rights may result in reduced revenues and profitability for Profusa. The terms and conditions of such licenses could be dictated by the government, potentially impacting the company's ability to generate income from its intellectual property on favorable terms.
Moreover, the uncertainty surrounding the potential exercise of march-in rights creates a challenging business environment. It introduces regulatory risks and can complicate strategic planning and investment decisions for Profusa, as Profusa must navigate the possibility of government intervention in its intellectual property rights.
The invocation of March-in rights by the government could lead to increased competition, revenue reduction, loss of control over intellectual property, and heightened regulatory complexities, all of which could have a negative impact on Profusa's business operations and financial performance.
Additionally, government support may have implications for Profusa’s right to license the inventions covered by these patents/applications. For example, generally when granting an exclusive license, the licensee must ensure that the invention will be “manufactured substantially” within the United States.
Obtaining and maintaining our patent protection depends on compliance with various procedural requirements, document submission, fee payment and other requirements imposed by government patent agencies and our patent protection could be reduced or eliminated for non-compliance with these requirements.
Periodic maintenance fees, renewal fees, annuity fees and various other government fees on patents and applications will be due to be paid to the USPTO and various government patent agencies outside of the United States over the lifetime of our owned patents and applications. The USPTO and various foreign government agencies require compliance with several procedural, documentary, fee payment and other similar provisions during the patent application process. In some cases, an inadvertent lapse can be cured by payment of a late fee or by other means in accordance with the applicable rules. There are situations, however, in which non-compliance can result in abandonment or lapse of the patent or patent application, resulting in a partial or complete loss of patent rights in the relevant jurisdiction. In such an event, potential competitors might be able to enter the market with similar or identical products or technology, which could have a material adverse effect on our business, financial condition, results of operations and prospects.
Patent terms may be inadequate to protect our competitive position on products or product candidates for an adequate amount of time.
Patents have a limited lifespan. In most countries, if all maintenance fees are timely paid, the natural expiration of a patent is generally 20 years from its earliest national or international (i.e., PCT) filing date. Various extensions may be available, but the life of a patent, and the protection it affords, is limited. After patents expire, we may be open to competition with respect to products that were covered by the expired patents.
If we do not obtain patent term extension and/or data exclusivity for any product candidates we decide to develop as drug product candidates, our business may be materially harmed.
Depending upon the timing, duration and specifics of any FDA marketing approval of any product candidates we decide to develop as product candidates, one or more of the U.S. patents we may obtain may be eligible for limited patent term extension under the Drug Price Competition and Patent Term Restoration Act, also known as the Hatch-Waxman Act. The Hatch-Waxman Act permits a patent term extension of up to five years as compensation for patent term lost during the FDA regulatory review process. A patent term extension cannot extend the remaining term of a patent beyond a total of 14 years from the date of product approval, only one patent may be extended and only those claims covering the approved drug, a method for using it, or a method for manufacturing it may be extended. Similar extensions as compensation for patent term lost during regulatory review processes are also available in certain foreign countries and territories, such as in Europe under a Supplementary Protection Certificate. However, we may not be granted an extension in the United States and/or foreign countries and territories because of, for example, failing to exercise due diligence during the testing phase or regulatory review process, failing to apply within applicable deadlines, failing to apply prior to expiration of relevant patents or otherwise failing to satisfy applicable requirements. Moreover, the applicable time period or the scope of patent protection afforded could be less than we request. We may not be eligible for patent term extension, or PTE, as it is only available in the U.S. if any component of a product candidate has never been approved as a drug substance. If we are unable to obtain patent term extension or the term of any such extension is shorter than what we request, our competitors may obtain approval of competing products following our patent expiration, and our business, financial condition, results of operations and prospects could be materially harmed.
We may be subject to claims challenging the inventorship or ownership of our patents and other intellectual property.
We may be subject to claims that former employees, collaborators or other third parties have an interest in our owned patent rights, trade secrets or other intellectual property as an inventor or co-inventor. For example, we may have disputes arise from conflicting obligations of employees, consultants or others who are involved in developing our products, product candidates, or other technologies. Litigation may be necessary to defend against these and other claims challenging inventorship or our ownership of our owned patent rights, trade secrets or other intellectual property. If we fail in defending any such claims, in addition to paying monetary damages, we may lose valuable intellectual property rights, such as exclusive ownership of, or right to use, intellectual property that is important to our products, product candidates, or other technologies. Even if we are successful in defending against such claims, litigation could result in substantial costs and be a distraction to management and other employees. Any of the foregoing could have a material adverse effect on our business, financial condition, results of operations and prospects.
Intellectual property rights do not necessarily address all potential threats.
The degree of future protection afforded by our intellectual property rights is uncertain because intellectual property rights have limitations, and may not adequately protect our business or permit us to maintain our competitive advantage. For example:
•
others may be able to make products that are similar to products and technologies we may develop or utilize similar technology that are not covered by the claims of the patents that we own or license now or in the future;

•	we, or our licensor(s), might not have been the first to make the inventions covered by the issued patent or pending patent application that we license or may own in the future;
•	we, or our licensor(s), might not have been the first to file patent applications covering certain of our or their inventions;
•
others may independently develop similar or alternative technologies or duplicate any of our technologies without infringing, misappropriating or otherwise violating our owned or licensed intellectual property rights;

•	it is possible that our pending licensed patent applications or those that we may own in the future will not lead to issued patents;
•	issued patents that we own, in-license, or otherwise hold rights to may be held invalid or unenforceable or have their scope narrowed, including as a result of legal challenges by our competitors;

•
our competitors might conduct research and development activities in countries where we do not have patent rights and then use the information learned from such activities to develop competitive products for sale in our major commercial markets;

•	we may not develop additional proprietary technologies that are patentable;
•	the patents of others may harm our business; and
•	we may choose not to file a patent application for certain trade secrets or know-how, and a third party may subsequently file a patent application covering such intellectual property.
Should any of these events occur, they could materially adversely affect our business, financial condition, results of operations and prospects.
General Risks of Profusa’s Business
If we are unable to successfully maintain effective internal control over financial reporting, investors may lose confidence in our reported financial information and our stock price and our business may be adversely impacted.
As a public company, we will be required to maintain internal control over financial reporting and our management is required to evaluate the effectiveness of our internal control over financial reporting as of the end of each fiscal year. If we are not successful in maintaining effective internal control over financial reporting, there could be inaccuracies or omissions in the financial information we are required to file with the SEC. Additionally, even if there are no inaccuracies or omissions, we will be required to publicly disclose the conclusion of our management that our internal control over financial reporting or disclosure controls and procedures are not effective. These events could cause investors to lose confidence in our reported financial information, adversely impact our stock price, result in increased costs to remediate any deficiencies, attract regulatory scrutiny or lawsuits that could be costly to resolve and distract management’s attention, limit our ability to access the capital markets or cause our stock to be delisted from The Nasdaq Stock Market or any other securities exchange on which it is then listed.
Environmental, social and corporate governance, or ESG regulations, policies and provisions may make our supply chain more complex and may adversely affect our relationships with customers.
There is an increasing focus on the governance of environmental and social risks. A number of our customers who are payors or distributors have adopted, or may adopt, procurement policies that include ESG provisions that their suppliers or manufacturers must comply with, or they may seek to include such provisions in their terms and conditions. An increasing number of participants in the medical device industry are also joining voluntary ESG groups or organizations, such as the Responsible Business Alliance. These ESG provisions and initiatives are subject to change, can be unpredictable, and may be difficult and expensive for us to comply with, given the complexity of our supply chain and the outsourced manufacturing of certain components of our products. If we are unable to comply, or are unable to cause our suppliers to comply, with such policies or provisions, a customer may stop purchasing products from us, and may take legal action against us, which could harm our reputation, revenue and results of operations.
Current uncertainty in domestic and global economic and political conditions makes it particularly difficult to predict product demand and other related matters and makes it more likely that our actual results could differ materially from expectations.
Our operations and performance depend on worldwide economic and political conditions. These conditions have been adversely impacted by continued global economic uncertainty, political instability and military hostilities in multiple geographies, concerns over the potential downgrade of U.S. sovereign debt and continued sovereign debt, monetary and financial uncertainties in Europe and other foreign countries, and global health pandemics such as the COVID-19 pandemic. These include potential reductions in the overall stability and suitability of the Euro as a single currency, given the economic and political challenges facing individual Eurozone countries. These conditions have made and may continue to make it difficult for our customers and potential customers to afford our products, and could cause our customers to stop using our products or to use them less frequently. If that were to occur, our revenue may decrease and our performance may be negatively impacted. In addition, the pressure on consumers to absorb more of their own health care costs has resulted in some cases in higher deductibles and limits on durable medical equipment, which may cause seasonality in purchasing patterns.

Furthermore, during economic uncertainty, our customers have had job losses and may continue to have issues gaining timely access to sufficient health insurance or credit, which could result in their unwillingness to purchase products or impair their ability to make timely payments to us. While the potential economic impact brought by and the duration of the COVID-19 pandemic may be difficult to assess or predict, it has already caused, and is likely to result in further, significant disruption of global financial markets, which may reduce our ability to access capital on favorable terms or at all. In addition, a recession, depression or other sustained adverse market event resulting from the spread of COVID-19 could materially and adversely affect our business and the value of our common stock.
We cannot predict the reoccurrence of any economic slowdown or the strength or sustainability of the economic recovery, worldwide, in the United States, or in our industry. These and other economic factors could have a material adverse effect on our business, financial condition and results of operations.
Changes in financial accounting standards or practices or existing taxation rules or practices may cause adverse unexpected revenue and/or expense fluctuations and affect our reported results of operations.
A change in accounting standards or practices or a change in existing taxation rules or practices can have a significant effect on our reported results and may even affect our reporting of transactions completed before the change is effective. New accounting pronouncements and taxation rules and varying interpretations of accounting pronouncements and taxation practice have occurred and may occur in the future. The method in which we market and sell our products may have an impact on the manner in which we recognize revenue. In addition, changes to existing rules or the questioning of current practices may adversely affect our reported financial results or the way we conduct our business. Additionally, changes to existing accounting rules or standards, such as the potential requirement that U.S. registrants prepare financial statements in accordance with International Financial Reporting Standards, may adversely impact our reported financial results and business, and may further require us to incur greater accounting fees.
Climate change may have a long-term impact on our business.
There are inherent risks related to climate change wherever business is conducted. Access to clean water and reliable energy in the communities where we conduct our business, whether for our offices or for our vendors, is a priority. Our manufacturing sites in California are vulnerable to climate change effects. For example, in California, increasing intensity of droughts throughout the states and annual periods of wildfire danger increase the probability of planned and unplanned power outages in the communities where we work and live. While this danger has a low-assessed risk of disrupting normal business operations, it has the potential impact on employees’ abilities to commute to work or to work from home and stay connected effectively. Climate-related events, including the increasing frequency of extreme weather events and their impact on the U.S. and other major regions’ critical infrastructure, have the potential to disrupt our business, our third-party suppliers, and/or the business of our customers, and may cause us to experience higher attrition, losses, and additional costs to maintain or resume operations.
We face the risk of product liability claims and may be subject to damages, fines, penalties and injunctions, among other things.
Our business exposes us to the risk of product liability claims that is inherent in the testing, manufacturing and marketing of medical devices, including those which may arise from the misuse (including system hacking or other unauthorized access by third parties to our systems) or malfunction of, or design flaws in, our products. This liability may vary based on the FDA classification associated with our devices. We may be subject to product liability claims if our products cause, or merely appear to have caused, an injury. Claims may be made by customers, healthcare providers or others selling our products. The risk of claims may also increase if our products are subject to a product recall or seizure.
Although we have insurance at levels that we believe is appropriate, this insurance is subject to deductibles and coverage limitations. Our current product liability insurance may not continue to be available to us on acceptable terms, if at all, and, if available, the coverage may not be adequate to protect us against any future product liability claims. Further, if additional products are approved for marketing, we may seek additional insurance coverage. If we are unable to obtain insurance at an acceptable cost or on acceptable terms with adequate coverage or otherwise protect against potential product liability claims, we will be exposed to significant liabilities, which may harm our business. A product liability claim, recall or other claims with respect to uninsured liabilities or for amounts in excess of insured liabilities could result in significant costs and significant harm to our business.
We may be subject to claims against us even if the apparent injury is due to the actions of others or misuse of the device or a partner device. Our customers, either on their own or following the advice of their physicians, may use our products in a manner not described in the products’ labeling and that differs from the manner in which it was used in clinical studies and approved by the FDA. Off-label use of products by customers is common, and any such off-label use of our products could subject us to additional liability, or require design changes to limit this potential off-label use once discovered.
If we cannot successfully defend ourselves against product liability claims, we may incur substantial liabilities or be required to limit or halt the marketing and sale of our products, if approved. Even successful defense would require significant financial and management resources. Regardless of the merits or eventual outcome, liability claims may result in:
•	decreased demand for our approved products, if any;
•	harm to our reputation;
•	initiation of investigations by regulators, which could result in enforcement action against us or our contract manufacturers;
•	costs to defend the related litigation;
•	a diversion of management’s time and our resources;
•	substantial monetary awards to trial participants or patients;
•	product recalls, withdrawals or labeling, marketing or promotional restrictions;
•	loss of revenue; and
•	exhaustion of any available insurance and our capital resources.
We will incur increased costs and become subject to additional regulations and requirements as a result of becoming a public company, which could lower our profits or make it more difficult to run our business.
As a public company, we will incur significant legal, accounting and other expenses that we have not incurred as a private company, including costs associated with public company reporting requirements. We also have incurred and will continue to incur costs associated with the Sarbanes-Oxley Act, and related rules implemented by the Securities and Exchange Commission, or SEC, and the exchange our securities are listed on. The expenses generally incurred by public companies for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our legal and financial compliance costs and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations also could make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, on our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions, other regulatory action and potentially civil litigation.
Risks Related to NorthView and the Business Combination
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to NorthView prior to the consummation of the Business Combination.
The Sponsor, our officers and directors have agreed to vote in favor of the Business Combination, regardless of how NorthView’s public stockholders vote.
As of the date of this proxy statement/prospectus, the Sponsor, our officers and directors, own of record and are entitled to vote an aggregate of approximate 78.7% of the outstanding shares of NorthView Common Stock (excluding warrants). Pursuant to the Sponsor Support Agreement, they have agreed to vote their NorthView

Founder Shares and any public shares held by them in favor of each of the proposals at the NorthView Special Meeting, regardless of how public stockholders vote. Accordingly, the agreement by the Sponsor, our officers and directors, to vote in favor of each of the proposals at the NorthView Special Meeting will increase the likelihood that NorthView will receive the requisite stockholder approval for the Business Combination and the transactions contemplated thereby.
The Sponsor and some of NorthView’s directors and executive officers have interests in the Business Combination that are different from or are in addition to other stockholders in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.
When considering the NorthView Board’s recommendation that our stockholders vote in favor of the approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus, our stockholders should be aware that the Sponsor and certain directors and officers of NorthView have interests in the Business Combination that may be different from, or in addition to, the interests of our stockholders generally. These interests include:
•	the fact that the Initial Stockholders have agreed not to redeem any of the NorthView Founder Shares in connection with a stockholder vote to approve a proposed Business Combination;
•
the continued right of the Sponsor to hold New Profusa Common Stock and the shares of New Profusa Common Stock to be issued to the Sponsor upon exercise of its private placement warrants following the Transactions, subject to certain lock-up periods;

•
if the Trust Account is liquidated, including in the event we are unable to complete an initial business combination within the completion window, the Sponsor has agreed to indemnify us to ensure that the proceeds in the Trust Account are not reduced below $10.00 per public share, or such lesser per public share amount as is in the Trust Account on the liquidation date, by the claims of prospective target businesses with which we have entered into an acquisition agreement or claims of any third party (other than our independent public accountants) for services rendered or products sold to us, but only if such a vendor or target business has not executed a waiver of any and all rights to seek access to the Trust Account;

•	the continued indemnification of our existing directors and officers and the continuation of our directors’ and officers’ liability insurance after the Business Combination;
•
the fact that the Sponsor and officers and directors of NorthView will lose their entire investment in us and will not be reimbursed for any out-of-pocket expenses if an initial business combination is not consummated within the completion window;

•
the fact that the Sponsor has agreed to waive its rights to liquidating distributions from the Trust Account with respect to its Founder Shares if we fail to complete an initial business combination within the completion window;

•
the fact that the Sponsor paid an aggregate of approximately $5,162,500 for its 5,162,500 Private Placement Warrants to purchase shares of NorthView Common Stock and that such private placement warrants will expire worthless if a business combination is not consummated within the completion window; and

•
the fact that at the Closing, the Sponsor will enter into the Registration Rights Agreement with NorthView, Profusa and the Profusa shareholders, which provides for, among other things, registration rights, including, among other things, customary demand, shelf and piggy-back rights, subject to certain restrictions and customary cut-back provisions with respect to the shares of New Profusa Common Stock or warrants to purchase shares of New Profusa Common Stock held by certain parties following the Closing.

The personal and financial interests of our officers and directors may have influenced their motivation in identifying and selecting Profusa, completing the Business Combination and may influence their operation of New Profusa following the Business Combination. This risk may become more acute as the deadline for completing an initial business combination nears.
The NorthView Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Transactions and in recommending to NorthView’s stockholders that they vote “FOR” the proposals presented at the Special Meeting. In considering the recommendations of the NorthView Board to vote for the proposals, its stockholders should consider these interests.
Since the Sponsor, and NorthView’s executive officers and directors will not be eligible to be reimbursed for their out-of-pocket expenses if the Business Combination is not completed, a conflict of interest may arise in determining whether Profusa is appropriate for NorthView’s initial business combination in order to close the Business Combination.
At the Closing of the Business Combination, our Sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred in connection with activities on our behalf. Unless NorthView consummates an initial business combination, NorthView’s officers, directors and the Sponsor will not receive reimbursement for any out-of-pocket expenses incurred by them to the extent that such expenses exceed the amount of available proceeds not deposited in the Trust Account, and which amount as of December 31, 2023 is $9.3 million. While there are currently no out-of-pocket expenses owed the Sponsor or our officers and directors, such expenses may be incurred prior to Closing. These financial interests of the Sponsor, executive officers and directors of NorthView may have influenced their motivation in identifying and selecting Profusa for the Business Combination in order to close the Business Combination.
The Sponsor and NorthView’s directors, officers, advisors or their affiliates may elect to purchase shares of NorthView Common Stock from NorthView’s stockholders, which may influence a vote on a proposed business combination and reduce the public float of NorthView’s issued and outstanding capital stock.
The Sponsor and NorthView’s directors, officers, advisors or their affiliates may purchase shares of NorthView Common Stock in privately negotiated transactions or in the open market prior to the completion of the Business Combination, although they are under no obligation to do so. Such a purchase would may include a contractual acknowledgement that such stockholder, although still the record holder of such shares, is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor and NorthView’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from NorthView stockholders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. In such transactions, the purchase price for the NorthView Common Stock will not exceed the per-share redemption amount available to NorthView’s redeeming stockholders. In addition, the purchasers described above will waive redemption rights, if any, with respect to the NorthView Common Stock they acquire in such transactions. The purpose of such purchases could be to increase the likelihood of obtaining stockholder approval of the Business Combination, or to satisfy the closing condition in the Merger Agreement that requires NorthView to have a minimum amount of cash at the Closing, however, such purchased shares would not be voted in favor of approving the Business Combination transaction. This may result in the completion of a business combination that may not otherwise have been possible.
Any such purchases will be reported pursuant to Section 13 and Section 16 of the Exchange Act to the extent the purchasers are subject to such reporting requirements. Further, in the event the Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase public shares in privately negotiated transactions from public stockholders, such purchases would be structured in compliance with the requirements of Rule 14e-5 under the Exchange Act, including, in relevant part, through adherence to the following:
•
this proxy statement discloses the possibility that the Sponsor, directors, officers, advisors or any of their respective affiliates may purchase public shares from public stockholders outside the redemption process, along with the purpose of such purchases;

•	if the Sponsor, directors, officers, advisors or any of their respective affiliates were to purchase public shares from public stockholders:
•	the Sponsor or such directors, officers, advisors or affiliates would do so at a price no higher than the price offered through our redemption process;
•	such purchased shares would not be voted in favor of approving the business combination transaction;

•
the Sponsor or such directors, officers, advisors or affiliates would not possess any redemption rights with respect to such purchased shares or, if they do acquire and possess redemption rights, they would waive such rights; and

•	we would disclose in a Current Report on Form 8-K, before the Special Meeting, the following:
•	the amount of our securities purchased outside of the redemption offer by our Sponsor, directors, officers, advisors or any of their respective affiliates, along with the purchase price;
•	the purpose of such purchases;
•	the impact, if any, of such purchases on the likelihood that the Business Combination will be approved;
•
the identities of our selling stockholders for such purchases (if not purchased on the open market) or the nature of our stockholders (e.g., 5% stockholders) who sold to our Sponsor, directors, officers, advisors or any of their respective affiliates; and

•	the number of our shares for which we have received redemption requests pursuant to the redemption offer.
In addition, if such purchases are made, the public float of NorthView Common Stock and the number of beneficial holders of NorthView’s securities may be reduced, possibly making it difficult for New Profusa to obtain the quotation, listing or trading of its securities on a national securities exchange.
The Sponsor and NorthView’s officers, directors and/or their affiliates anticipate that they may identify the shareholders with whom the Sponsor or NorthView’s officers, directors or their affiliates may pursue privately negotiated purchases by either the shareholders contacting NorthView directly or by NorthView or its advisor’s receipt of redemption requests submitted by shareholders following our mailing of proxy materials in connection with the Business Combination. If the Sponsor or NorthView’s officers, directors, advisors or their affiliates enter into a private purchase, they would identify and contact only potential selling shareholders who have expressed their election to redeem their shares for a pro rata share of the proceeds of the Trust Account or vote against the Business Combination but only if such shares have not already been voted at the Special Meeting. The Sponsor and NorthView’s officers, directors, advisors or their affiliates will only purchase shares if such purchases comply with Regulation M under the Exchange Act and other applicable federal securities laws, including Rule 14e-5 under the Exchange Act.
Any purchases by the Sponsor or NorthView’s officers, directors and/or their affiliates who are affiliated purchasers under Rule 10b- 18 under the Exchange Act will only be made to the extent such purchases are able to be made in compliance with Rule 10b-18, which is a safe harbor from liability for manipulation under Section 9(a)(2) and Rule 10b-5 of the Exchange Act. Rule 10b-18 has certain technical requirements that must be complied with in order for the safe harbor to be available to the purchaser. The Sponsor and NorthView’s officers, directors and/or their affiliates will not make any such purchases of shares of NorthView Common Stock if the purchases would violate Section 9(a)(2) or Rule 10b-5 of the Exchange Act.
The Sponsor and NorthView’s executive officers and directors have potential conflicts of interest in recommending that stockholders vote in favor of approval of the Business Combination Proposal and approval of the other proposals described in this proxy statement/prospectus.
When you consider the recommendation of NorthView’s Board in favor of approval of Proposal 1 (Business Combination Proposal) and the other proposals you should keep in mind that certain of NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:
•
The Sponsor beneficially owns 4,743,750 founder shares, which shares would become worthless if NorthView does not complete a business combination within the applicable time period, as the NorthView Initial Stockholders have waived any right to redemption with respect to these shares. The Sponsor paid an aggregate of $25,000 (or $0.005 per share) for the 5,175,000 founder shares, 862,500 of which it subsequently forfeited for no consideration. Sponsor subsequently received an additional 431,250 founder shares through a 1.1- for-1 stock dividend. Such shares have an aggregate market value of approximately $[•] million based on the closing price of NorthView Common Stock of $[•] on Nasdaq on [•], the Record Date for the special meeting of stockholders.

•
The Sponsor also beneficially owns 5,162,500 private placement warrants, for which it paid $5,162,500 and which will expire and be worthless if NorthView does not complete a business combination within the applicable time period.

•	NorthView’s officers and directors have an aggregate of $560,833 invested in the Sponsor, which will be lost in the event that the Business Combination is not approved and concluded.
•
NorthView’s directors will not receive reimbursement for the out-of-pocket expenses ($0.00 as of the date hereof) incurred by them on NorthView’s behalf incident to identifying, investigating and consummating a business combination, unless a business combination is consummated.

•
Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by Sponsor or any of its affiliates to NorthView may be converted into warrants to purchase New Profusa Common Stock at a price of $1.00 per warrant at the option of the lender. As of the date of this proxy statement/prospectus there were no amounts outstanding under such working capital loans, other than a convertible promissory note balance in the amount of $1,121,815.

•
The Sponsor and its affiliates can earn a positive rate of return on their investments, even if the Public NorthView Holders experience a negative rate of return on their investments in NorthView and New Profusa.

•	Certain of NorthView’s directors could potentially continue as directors of New Profusa if the Business Combination is completed.
•
Because the Sponsor and the NorthView directors will benefit from the completion of a business combination, they may be incentivized to recommend and complete a business combination of a less favorable target company or on terms less favorable to NorthView stockholders, rather than liquidate NorthView.

•	NorthView would be unable to indemnify its current directors and officers or continue to provide directors’ and officers’ liability insurance unless the Business Combination is completed.
•
Each of NorthView’s officers and directors has fiduciary or contractual obligations to other entities pursuant to which such officer or director is required to present business combination opportunities to such entity. In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if the corporation could financially undertake the opportunity; the opportunity is within the corporation’s line of business; and it would not be fair to NorthView and its stockholders for the opportunity not to be brought to the attention of the corporation. Accordingly, if any of NorthView’s officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she is obligated to honor his or her fiduciary or contractual obligations to present such opportunity to such entity. NorthView’s Amended and Restated Certificate of Incorporation provides that the doctrine of corporate opportunity will not apply with respect to any of NorthView’s officers or directors in circumstances where the application of the doctrine would conflict with any fiduciary duties or contractual obligations they may have. Though NorthView does not believe that the elimination of the corporate opportunity doctrine in its Amended and Restated Certificate of Incorporation impacted the search for an acquisition target, the competing fiduciary duties or contractual obligations of its officers or directors may have limited the business combination opportunities considered by NorthView and may have adversely impacted the value that may ultimately be realized by its stockholders.

Below is a table summarizing the entities to which NorthView’s executive officers and directors have fiduciary duties or contractual obligations:
Individual	Entity	Position at affiliated entity
Jack Stover	Onconova Therapeutics, Inc.	Director
	Stero Therapeutics LLC	Director

Fred Knechtel	NA	NA

Peter O’Rourke	TCI Partners	Managing Partner
	AXIM Biotechnologies	Director

Ed Johnson	iONEBIOSUSA	CEO
	Johnson Global Ventures LLC	CEO
	Advantage Capital Partners	Advisor

Lauren Chung	MINLEIGH, LLC	CEO
	Todos Medical Ltd.	Director
The Sponsor is liable to ensure that proceeds of the trust are not reduced by vendor claims in the event a business combination is not consummated. The Sponsor has also agreed to pay for any liquidation expenses if a business combination is not consummated. Such liability may have influenced the Sponsor’s decision to approve the Transactions.
If the Transactions or another business combination are not consummated by NorthView within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the Trust Account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by NorthView for services rendered or contracted for or products sold to NorthView. If NorthView consummates a business combination, including the Transactions, on the other hand, NorthView will be liable for all such claims. Neither NorthView nor the Sponsor has any reason to believe that the Sponsor will not be able to fulfill its indemnity obligations to NorthView. Please see the section entitled “Other Information Related to NorthView—Liquidation if no Business Combination” for further information.
These obligations of the Sponsor may have influenced the Sponsor’s decision to approve the Transactions and to continue to pursue such business combination. Each of the Founders has an indirect economic interest in the NorthView Founder Shares and the Private Placement Warrants purchased by the Sponsor as a result of his or her membership interest in the Sponsor. In considering the recommendations of the NorthView Board to vote for the Business Combination Proposal and the other Proposals described in this proxy statement/prospectus, NorthView’s stockholders should consider these interests.
The exercise of NorthView’s directors’ and officers’ discretion in agreeing to changes or waivers in the terms of the Transactions may result in a conflict of interest when determining whether such changes to the terms of the Transactions or waivers of conditions are appropriate and in NorthView’s stockholders’ best interest.
In the period leading up to Closing, events may occur that, pursuant to the Merger Agreement, would require NorthView to agree to amend the Merger Agreement, to consent to certain actions taken by Profusa or to waive rights that NorthView is entitled to under, or conditions of, the Merger Agreement. Such events could arise because of a request by Profusa to undertake actions that would otherwise be prohibited by the terms of the Merger Agreement or the occurrence of other events that would have a material adverse effect on Profusa’s business and would entitle NorthView to terminate the Merger Agreement. In any of such circumstances, it would be at NorthView’s discretion, acting through the NorthView Board, to grant its consent or waive those rights or conditions. The existence of the financial and personal interests of the directors described in the preceding risk factors (and described elsewhere in this proxy statement/prospectus) may result in a conflict of interest on the part of one or more of the directors between what he, she or they may believe is best for NorthView and what he, she or they may believe is best for himself, herself or themselves in determining whether or not to take the requested action. As of the date of this proxy statement/prospectus, NorthView does not believe there will be any material changes or waivers that NorthView’s directors and officers would be likely to make after the mailing of this proxy statement/prospectus. While certain changes could be made without further stockholder approval, NorthView will circulate a new or amended proxy statement/prospectus or supplement thereto if changes to the terms of the Transactions that would have a material impact on its stockholders are required prior to the vote on the Business Combination Proposal.
If NorthView is unable to complete the Transactions or another initial business combination before March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024), or such later date pursuant to our charter, NorthView will cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the NorthView Board, dissolving and liquidating. In such event, third parties may bring claims against NorthView and, as a result, the proceeds held in the trust account could be reduced and the per-share liquidation price received by stockholders could be less than $10.00 per share.
Under the terms of NorthView’s current certificate of incorporation, NorthView must complete a business combination before the end of the completion window, or NorthView must cease all operations except for the purpose of winding up, redeeming 100% of the outstanding public shares and, subject to the approval of its remaining stockholders and the NorthView Board, dissolving and liquidating. In such event, third parties may bring claims against NorthView. Accordingly, the proceeds held in the trust account could be subject to claims which could take priority over those of NorthView’s public stockholders. If NorthView is unable to complete a business combination within the completion window, the Sponsor will be liable under certain circumstances to ensure that the proceeds in the trust account are not reduced by the claims of target businesses or claims of vendors or other entities that are owed money by NorthView for services rendered or contracted for or products sold to NorthView. However, they may not be able to meet such obligation. Therefore, the per-share distribution from the trust account in such a situation may be less than $10.00 due to such claims.
Additionally, if NorthView is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, or if NorthView otherwise enters compulsory or court supervised liquidation, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be included in its bankruptcy estate and subject to the claims of third parties with priority over the claims of its stockholders. To the extent any bankruptcy claims deplete the trust account, NorthView may not be able to return to its public stockholders at least $10.00 per share.
If NorthView is deemed to be an investment company for purposes of the Investment Company Act, NorthView would be required to institute burdensome compliance requirements and its activities could be severely restricted. As a result, if NorthView is so deemed to be an investment company, unless it can modify activities so as not to be deemed an investment company, NorthView may need to curtail or abandon its efforts to complete an initial Business Combination and instead commence liquidation.
There is currently some uncertainty concerning the applicability of the Investment Company Act of 1940, as amended (the “Investment Company Act”) to a SPAC, including a company like NorthView. As a result, it is possible that a claim could be made that NorthView has been operating as an unregistered investment company. If NorthView is deemed to be an investment company under the Investment Company Act, NorthView’s activities would be severely restricted. In addition, NorthView would be subject to burdensome legal and regulatory compliance requirements.
NorthView does not believe that its principal activities will subject it to regulation as an investment company under the Investment Company Act. To mitigate the risk of NorthView being deemed to be an unregistered investment company (including under the subjective test of Section 3(a)(1)(A) of the Investment Company Act) and thus subject to regulation under the Investment Company Act, since January 3, 2024, NorthView has held all funds in the Trust Account in an interest-bearing bank demand deposit account and cash, and expects to continue to do so until the earlier of consummation of NorthView’s initial business combination or liquidation of NorthView. As a result, NorthView could receive minimal interest, if any, on the funds held in the Trust Account, and such holdings by the Trust Account could reduce the dollar amount available to holders of NorthView’s public shares upon any redemption or liquidation of NorthView. In the event that NorthView is deemed to be an investment company, despite any change in investments in the Trust Account, it may be required to liquidate the company, and the longer the period before the investment change, the greater the risk of being considered an investment company.
If NorthView is deemed to be an investment company and subject to compliance with and regulation under the Investment Company Act, NorthView would be subject to additional regulatory burdens and expenses for which

NorthView is not allotted funds. In addition, if NorthView is deemed to be an investment company, unless NorthView can modify activities so as not to be deemed an investment company, NorthView may need to curtail or abandon its efforts to complete an initial Business Combination and instead commence liquidation. Were NorthView to liquidate, its warrants and rights would expire worthless, and NorthView’s securityholders would lose the investment opportunity associated with an investment in the combined company, including potential price appreciation of New Profusa’s securities.
We may not be able to complete an initial business combination with a U.S. target company if such initial business combination is subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS), or is ultimately prohibited.
Our Sponsor, NorthView Sponsor I, LLC, is a Delaware limited liability company. Sponsor currently owns 4,743,750 founder shares and 5,162,500 warrants. Jack Stover, our Chief Executive Officer and a director on the Board, and Fred Knechtel, our Chief Financial Officer and a director on the Board, are each a U.S. citizen and managing members of our Sponsor. The Sponsor is not controlled by any non-U.S. persons on a look-through basis. Other than as disclosed below, to the best of our knowledge, the Sponsor does not have substantial ties or substantial interests with any non-U.S. persons.
None of the members of NorthView’s Sponsor is, is controlled by, or has substantial ties with a foreign person and therefore, we believe that we will not be subject to U.S. foreign investment regulations and review by a U.S. government entity such as the Committee on Foreign Investment in the United States (CFIUS). However, if CFIUS considers NorthView or its Sponsor to be a “foreign person” and believes that the business of an initial business combination target may affect national security, we could be subject to foreign ownership restrictions and/or CFIUS review. If a potential business combination falls within the scope of applicable foreign ownership restrictions, we may be unable to consummate an initial business combination. In addition, if a potential initial business combination falls within CFIUS’s jurisdiction, we may be required to make a mandatory filing or determine to submit a voluntary notice to CFIUS, or to proceed with an initial business combination without notifying CFIUS and risk CFIUS intervention, before or after closing the initial business combination.
Although we do not believe we or the Sponsor are a “foreign person”, CFIUS may take a different view and decide to block or delay a potential initial business combination, impose conditions to mitigate national security concerns with respect to a potential initial business combination, order us to divest all or a portion of a U.S. business of the potential combined company if we had proceeded without first obtaining CFIUS clearance, or impose penalties if CFIUS believes that the mandatory notification requirement applied. Additionally, the laws and regulations of other U.S. government entities may impose review or approval procedures on account of any potential foreign ownership by the Sponsor. As a result, the pool of potential targets with which we could complete an initial business combination may be limited due to such regulatory restrictions. Moreover, the process of any government review, whether by CFIUS or otherwise, could be lengthy. Because we have only a limited time to complete an initial business combination, our failure to obtain any required approvals within the requisite time period may require us to liquidate. If we liquidate, our public stockholders may only receive their per share redemption value, and the NorthView Warrants will expire worthless. This will also cause you to lose any potential investment opportunity in a potential initial business combination and the chance of realizing future gains on your investment through any price appreciation in the combined company.
NorthView’s stockholders may be held liable for claims by third parties against NorthView to the extent of distributions received by them.
If NorthView is unable to complete the Transactions or another business combination within the completion window, NorthView will (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten (10) business days thereafter, redeem 100% of the outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of its remaining stockholders and the NorthView Board, dissolve and liquidate, subject (in the case of (ii) and (iii) above) to its obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. NorthView cannot assure you that it will properly assess all claims that may potentially be brought against NorthView. As such,

NorthView’s stockholders could potentially be liable for any claims to the extent of distributions received by them (but no more) and any liability of its stockholders may extend well beyond the third anniversary of the date of distribution. Accordingly, NorthView cannot assure you that third parties will not seek to recover from its stockholders amounts owed to them by NorthView.
If NorthView is forced to file a bankruptcy case or an involuntary bankruptcy case is filed against it which is not dismissed, any distributions received by stockholders could be viewed under applicable debtor/creditor and/or bankruptcy laws as either a “preferential transfer” or a “fraudulent conveyance.” As a result, a bankruptcy court could seek to recover all amounts received by NorthView’s stockholders. Furthermore, because NorthView intends to distribute the proceeds held in the trust account to its public stockholders promptly after the expiration of the time period to complete a business combination, this may be viewed or interpreted as giving preference to its public stockholders over any potential creditors with respect to access to or distributions from its assets. Furthermore, the NorthView Board may be viewed as having breached their fiduciary duties to NorthView’s creditors and/or may have acted in bad faith, and thereby exposing itself and NorthView to claims of punitive damages, by paying public stockholders from the trust account prior to addressing the claims of creditors. NorthView cannot assure you that claims will not be brought against it for these reasons.
Activities taken by existing NorthView’s stockholders to increase the likelihood of approval of the Business Combination Proposal and the other proposals described in this proxy statement/prospectus could have a depressive effect on NorthView’s securities.
At any time prior to the Special Meeting, during a period when they are not then aware of any material nonpublic information regarding NorthView or its securities, the Sponsor, directors, officers, advisors or any of their respective affiliates and/or their respective affiliates may purchase shares from institutional and other investors who vote, or indicate an intention to vote, against the Business Combination Proposal, or execute agreements to purchase such shares from such investors in the future, or they may enter into transactions with such investors and others to provide them with incentives to acquire shares of NorthView Common Stock or to not vote their shares against the business combination proposal. Business Combination Proposal. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Profusa’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value. In such transactions, the purchase price for the NorthView Common Stock will not exceed the per-share redemption amount available to redeeming stockholders. In addition, the purchasers described above will waive redemption rights, if any, with respect to the NorthView Common Stock they acquire in such transactions. The purpose of such share purchases and other transactions would be to increase the likelihood of satisfaction of the requirements to consummate the Business Combination where it appears that such requirements would otherwise not be met, however, such purchased shares would not be voted in favor of approving the Business Combination. Entering into any such arrangements may have a depressive effect on NorthView’s securities. For example, as a result of these arrangements, an investor or holder may have the ability to effectively purchase shares at a price lower than the market price and may therefore be more likely to sell the shares they own, either prior to or immediately after the special meeting. The details of such purchases would be disclosed by NorthView in a Form 8-K Current Report prior to the Special Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).
The ability of our public shareholders to exercise redemption rights if the Business Combination Proposal and the NTA Requirement Amendment Proposal is approved with respect to a large number of our public shares may adversely affect the liquidity and trading of our securities and may impact our ability to complete the Business Combination.
In addition, after the Special Meeting, we may be required to demonstrate compliance with the Nasdaq’s continued listing requirements in order to maintain the listing of our securities on the Nasdaq. Such continued listing requirements for our securities include, among other things, having at least 400 shareholders and 750,000 publicly held shares. We cannot assure you that any of our securities will be able to meet all of the Nasdaq continued listing requirements following any redemptions in connection with the Special Meeting. If our securities do not meet Nasdaq’s continued listing requirements, the Nasdaq may delist our securities from trading on its exchange, which could limit investors’ ability to make transactions in our securities and subject us to additional trading restrictions.

If we redeem our public shares in an amount in excess of the current Redemption Limitation and our securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist our securities from trading on its exchange. If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another approved national securities exchange, we expect that such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our public shares are “penny stocks” which will require brokers trading in our public shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a decreased ability to issue additional securities or obtain additional financing in the future, and (v) a less attractive acquisition vehicle to a target business in connection with an initial business combination. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” Our public shares and units qualify as covered securities under such statute. If we were no longer listed on Nasdaq, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities. In addition, the Business Combination is subject to a closing condition, unless waived by the parties thereto, that NorthView shall have at least $5,000,001 of net tangible assets immediately following the closing of the Business Combination (the “Redemption Limitation”). If we redeem public shares in an amount in excess of the Redemption Limitation, and after taking into account any financings in connection with the Business Combination, we do not have at least $5,000,001 of net tangible assets, we may be unable to satisfy the conditions to closing the Business Combination. Public shareholders who do not elect to redeem their public shares in connection with the Special Meeting, or the shareholder meeting to approve the Business Combination, may be unable to recover their investment except through sales of our shares on the open market or upon our liquidation or redemption of shares. The price of our shares may be volatile, and there can be no assurance that shareholders will be able to dispose of our shares at favorable prices, or at all.
NorthView’s stockholders will experience dilution as a consequence of, among other transactions, the issuance of New Profusa Common Stock as consideration in the Business Combination and due to future issuances pursuant to the Equity Incentive Plan. Having a minority share position in New Profusa may reduce the influence that NorthView’s current stockholders have on the management of New Profusa.
Immediately after the Closing, assuming no holder of Public Shares exercises its redemption rights, (i) Profusa shareholders (other than the Stock Subscription investors) will own, collectively, approximately 45.6% of the outstanding New Profusa Common Stock; (ii) NorthView’s public stockholders will retain an ownership interest of approximately 14.0% of the outstanding New Profusa Common Stock; (iii) the Sponsor (and its affiliates) will own approximately 18.2% of the outstanding New Profusa Common Stock, (iv) the Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares will own, collectively, approximately 17.5% of the outstanding New Profusa Common Stock and (v) other stockholders will own approximately 4.7% of the outstanding New Profusa Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 47.0%, 11.4%, 18.8%, 18.0% and 4.8% respectively, assuming the maximum redemption scenario. If the actual facts are different than these assumptions, the ownership percentages in New Profusa will be different. Sponsor and Profusa’s Participating Security Holders have agreed to forfeit or contribute an aggregate of up to 1,300,000 Inducement Shares, with Sponsor and Profusa contributing up to 1,040,000 shares and 260,000 shares, respectively, in connection with fundraising efforts.
In addition, Profusa employees, directors and consultants hold, and after the Business Combination, may be granted, equity awards and/or purchase rights under the Equity Incentive Plan. You will experience additional dilution when those equity awards and purchase rights become vested and settled or exercisable, as applicable, for shares of New Profusa Common Stock.
The issuance of additional shares of New Profusa Common Stock will significantly dilute the equity interests of existing holders of NorthView securities and may adversely affect prevailing market prices for New Profusa Common Stock or public warrants. Having a minority ownership interest in New Profusa may reduce the influence that NorthView’s current public stockholders have on the management of New Profusa.

The Sponsor and the Profusa shareholders will beneficially own a significant equity interest in NorthView and may take actions that conflict with your interests.
The interests of the Sponsor and the Profusa shareholders may not align with the interests of NorthView and its other stockholders. The Sponsor and the Profusa shareholders are each in the business of making investments in companies and may acquire and hold interests in businesses that compete directly or indirectly with NorthView. The Sponsor and the Profusa shareholders, and their respective affiliates, may also pursue acquisition opportunities that may be complementary to NorthView’s business and, as a result, those acquisition opportunities may not be available to us. The Proposed Charter provides that certain parties or any of their managers, officers, directors, equity holders, members, principals, affiliates and subsidiaries (other than NorthView and its subsidiaries) do not have any fiduciary duty to refrain from engaging, directly or indirectly, in the same or similar business activities or lines of business as NorthView or any of its subsidiaries.
We may issue additional shares of New Profusa Common Stock or other equity securities without your approval, including issuances related to the CSED, which would dilute your ownership interests and may depress the market price of your shares.
We may issue additional shares of New Profusa Common Stock, including pursuant to the CSED, or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions, repayment of outstanding indebtedness or under the Equity Incentive Plan, without stockholder approval, in a number of circumstances.
Our issuance of additional shares of New Profusa Common Stock or other equity securities of equal or senior rank could have the following effects:
•	your proportionate ownership interest in NorthView will decrease;
•	the relative voting strength of each previously outstanding share of NorthView Common Stock may be diminished; or
•	the market price of our shares of NorthView stock may decline.
Profusa’s financial forecasts, which were presented to the NorthView Board and are included in this proxy statement/prospectus, may not prove accurate.
In connection with the Transactions, NorthView management presented certain forecasted financial information for Profusa to the NorthView Board, which was internally prepared and provided by Profusa, and adjusted by NorthView management to take into consideration the consummation of the Transactions (assuming that no shares of NorthView Common Stock are elected to be redeemed by NorthView’s stockholders), as well as certain adjustments that were appropriate in their judgment and experience. The forecasts were based on numerous variables and assumptions known to Profusa and NorthView at the time of preparation. Such variables and assumptions are inherently uncertain and many are beyond the control of Profusa or NorthView. Important factors that may affect actual results and cause the forecasts to not be achieved include, but are not limited to, risks and uncertainties relating to the businesses of Profusa (including its ability to achieve a timely buildout of operations, strategic goals, objectives and targets over applicable periods), industry performance, the competitive environment, changes in technology, general business and economic conditions. Various assumptions underlying the forecasts may prove to not have been, or may no longer be, accurate. The forecasts may not be realized, and actual results may be significantly higher or lower than projected in the forecasts. The forecasts also reflect assumptions as to certain business strategies or plans that are subject to change. As a result, the inclusion of such forecasts in this proxy statement/prospectus should not be relied on as “guidance” or otherwise predictive of actual future events, and actual results may differ materially from the forecasts.
NorthView and Profusa have incurred and expect to incur significant costs associated with the Business Combination. Whether or not the Business Combination is completed, the incurrence of these costs will reduce the amount of cash available to be used for other corporate purposes by NorthView if the Business Combination is not completed.
Each of NorthView and Profusa has incurred and expects that it will incur significant, non-recurring costs in connection with the Business Combination and operating as a public company following the Closing. NorthView and Profusa may also incur additional costs to retain key employees. NorthView and Profusa will also incur significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination, which will be paid by New Profusa following the Closing. Even if the Business Combination is not completed, NorthView expects to incur approximately $1.5 million in expenses. These expenses will reduce the amount of cash available to be used for other corporate purposes by NorthView if the Business Combination is not completed.
Warrants will become exercisable for New Profusa Common Stock, which would increase the number of shares eligible for future resale in the public market and result in dilution to our stockholders.
Outstanding warrants to purchase an aggregate of 17,404,250 shares of New Profusa Common Stock will become exercisable in accordance with the terms of the Warrant Agreement governing those securities. The exercise price of these warrants will be $11.50 per share. To the extent such warrants are exercised, additional shares of New Profusa Common Stock will be issued, which will result in dilution to the holders of New Profusa Common Stock and increase the number of shares eligible for resale in the public market. Sales of substantial numbers of such shares in the public market or the fact that such warrants may be exercised could adversely affect the market price of New Profusa Common Stock. However, there is no guarantee that the public warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. See “—Even if NorthView consummates the Business Combination, there is no guarantee that the NorthView Public Warrants will ever be in the money, and they may expire worthless.”
Even if the Business Combination is consummated, we may amend the terms of the warrants in a manner that may be adverse to holders with the approval by the holders of at least 65% of the then outstanding public warrants.
We may redeem your unexpired warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
The process of taking a company public by means of a business combination with a special purpose acquisition company (a “SPAC”) is different from taking a company public through an underwritten public offering and may create risks for unaffiliated investors.
An underwritten offering involves a company engaging underwriters to purchase its shares and resell them to the public. An underwritten offering imposes statutory liability on the underwriters for material misstatements or omissions contained in the registration statement unless they are able to sustain the burden of providing that they did not know and could not reasonably have discovered such material misstatements or omissions. This is referred to as a “due diligence” defense and results in the underwriters undertaking a detailed review of the company’s business, financial condition and results of operations. Going public via a business combination with a SPAC does not involve any underwriters and does not generally necessitate the level of review required to establish a “due diligence” defense as would be customary in an underwritten offering.
In addition, going public via a business combination with a SPAC does not involve a book-building process as is the case in an underwritten public offering. In any underwritten public offering, the initial value of a company is set by investors who indicate the price at which they are prepared to purchase shares from the underwriters. In the case of a SPAC transaction, the value of the company is established by means of negotiations between the target company, the SPAC and, in some cases, other investors who agree to purchase shares at the time of the business combination. The process of establishing the value of a company in a SPAC business combination may be less effective than the book-building process in an underwritten public offering and also does not reflect events that may have occurred between the date of the Merger Agreement and the closing of the transaction. In addition, underwritten public offerings are frequently oversubscribed resulting in additional potential demand for shares in the aftermarket following the underwritten public offering. There is no such book of demand built up in connection with a SPAC transaction and no underwriters with the responsibility of stabilizing the share price which may result in the share price being harder to sustain after the transaction.
Even if NorthView consummates the Business Combination, there is no guarantee that the NorthView Public Warrants will ever be in the money, and they may expire worthless.
The exercise price for NorthView Public Warrants is $11.50 per share of NorthView Common Stock. There is no guarantee that the NorthView Public Warrants will ever be in the money prior to their expiration, and as such, the warrants may expire worthless. If NorthView is unable to complete an initial business combination, NorthView’s Public Warrants may expire worthless.

The consummation of the Merger is subject to a number of conditions and if those conditions are not satisfied or waived, the Merger Agreement may be terminated in accordance with its terms and the Merger may not be completed.
The Merger Agreement is subject to a number of conditions which must be fulfilled in order to complete the Merger. For example, the Closing is subject to: (i) the approval of NorthView’s stockholders, (ii) the approval of Profusa’s stockholders, (iii) NorthView’s Form S-4 registration statement becoming effective; (iv) the representations and warranties of Profusa, NorthView and Merger Sub being true and correct to the standards applicable to such representations and warranties and each of the covenants of Profusa, NorthView and Merger Sub having been performed or complied with in all material respects, (v) no Material Adverse Effect, (vi) the shares of NorthView Common Stock issuable in connection with the Business Combination being listed on the Nasdaq Stock Market, and (vii) NorthView having cash on hand (inclusive of proceeds from certain permitted financings) of at least $15,000,000 (after deducting any amounts paid to NorthView stockholders that exercise their redemption rights in connection with the Business Combination and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor). Profusa has conditionally waived the closing condition that NorthView have cash on hand of at least $15,000,000, subject to (a) NorthView having a minimum of $[•] in cash as of the Closing and (b) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus). These conditions to the Closing may not be fulfilled in a timely manner or at all, and, accordingly, the Business Combination may not be completed. For example, the parties do not currently anticipate that NorthView will have at least $15,000,000 in cash on hand as of the Closing, and accordingly this condition will only be waived, and the Closing will only occur, following consummation of the APAC Joint Venture, and there can be no assurance that the APAC Joint Venture will be consummated. In addition, the parties can mutually decide to terminate the Merger Agreement at any time, before or after stockholder approval, or NorthView or Profusa may elect to terminate the Merger Agreement in certain other circumstances. See section entitled “The Merger Agreement—Termination”.
Termination of the Business Combination could negatively impact NorthView and Profusa.
If the Business Combination is not completed for any reason, including as a result of NorthView or Profusa shareholders declining to approve the proposals required to effect the Merger, the ongoing business of NorthView may be adversely impacted and, without realizing any of the anticipated benefits of completing the Business Combination, NorthView would be subject to a number of risks, including the following:
•
NorthView may experience negative reactions from the financial markets, including negative impacts on its stock price (including to the extent that the current market price reflects a market assumption that the Merger will be completed);

•	NorthView will have incurred substantial expenses and will be required to pay certain costs relating to the Business Combination, whether or not it is completed; and
•
since the Merger Agreement restricts the conduct of NorthView’s businesses prior to completion of the Merger, NorthView may not have been able to take certain actions during the pendency of the Merger that would have benefitted it as an independent company, and the opportunity to take such actions may no longer be available.

Unanticipated changes in effective tax rates or adverse outcomes resulting from examination of our income or other tax returns could adversely affect our financial condition and results of operations.
We will be subject to income taxes in the United States, and our tax liabilities will be subject to the allocation of expenses in differing jurisdictions. Our future effective tax rates could be subject to volatility or adversely affected by a number of factors, including:
•	changes in the valuation of our deferred tax assets and liabilities;
•	expected timing and amount of the release of any tax valuation allowances;
•	tax effects of stock-based compensation;
•	costs related to intercompany restructurings;
•	changes in tax laws, regulations or interpretations thereof; or
•	lower than anticipated future earnings in jurisdictions where we have lower statutory tax rates and higher than anticipated future earnings in jurisdictions where we have higher statutory tax rates.

In addition, we may be subject to audits of our income, sales and other transaction taxes by taxing authorities. Outcomes from these audits could have an adverse effect on our financial condition and results of operations.
There is a risk that the new 1% U.S. federal excise tax may be imposed on us in connection with redemptions of our shares.
On August 16, 2022, the Inflation Reduction Act of 2022 became law, which, among other things, imposes a 1% excise tax on the fair market value of certain repurchases (including certain redemptions) of stock by “covered corporations” (which include publicly traded domestic (i.e., U.S.) corporations). The excise tax will apply to stock repurchases occurring in 2023 and beyond. The amount of the excise tax is generally 1% of the fair market value of the shares of stock repurchased at the time of the repurchase. The U.S. Department of Treasury has authority to provide regulations and other guidance to carry out, and prevent the abuse or avoidance of, the excise tax. On December 27, 2022, the U.S. Department of the Treasury issued a notice that provides interim operating rules for the excise tax, including rules governing the calculation and reporting of the excise tax, on which taxpayers may rely until the forthcoming proposed Treasury regulations addressing the excise tax are published. Although such notice clarifies certain aspects of the excise tax, the interpretation and operation of other aspects of the excise tax remain unclear, and such interim operating rules are subject to change.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a business combination or otherwise, may be subject to the excise tax. Whether and to what extent we would be subject to the excise tax in connection with the Business Combination would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the business combination, (ii) the structure of the Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with the Business Combination (or otherwise issued not in connection with the business combination but issued within the same taxable year of the Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by NorthView and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined; however, we will not use the funds held in the Trust Account or any additional amounts deposited into the Trust Account, as well as any interest earned thereon, to pay the excise tax. The excise tax is imposed on the repurchasing corporation itself, not the stockholders from which stock is repurchased. The imposition of the excise tax as a result of redemptions in connection with the initial business combination could reduce the amount of cash available to pay redemptions or reduce the cash available to NorthView and New Profusa in connection with the Business Combination, which could cause the remaining shareholders of New Profusa to economically bear the impact of any such excise tax.
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding. Additionally, NorthView expects that the redemptions would likely be offset by the NorthView Common Stock shares expected to be issued at the closing of the Business Combination.
Following the Closing, NorthView’s only significant asset will be its ownership interest in the Profusa business and such ownership may not be sufficiently profitable or valuable to enable NorthView to pay any dividends on New Profusa Common Stock or satisfy NorthView’s other financial obligations.
Following the Closing, NorthView will have no direct operations and no significant assets other than its ownership interest in the Profusa business. NorthView will depend on the Profusa business for distributions, loans and other payments to generate the funds necessary to meet its financial obligations, including its expenses as a publicly traded company and to pay any dividends with respect to New Profusa Common Stock. The earnings from, or other available assets of, the Profusa business may not be sufficient to pay dividends or make distributions or loans to enable NorthView to pay any dividends on New Profusa Common Stock or satisfy our other financial obligations.
This lack of diversification may subject us to numerous economic, competitive and regulatory risks, any or all of which may have a substantial adverse impact upon the particular industry in which we may operate subsequent to the Business Combination. Please see the sections titled “NorthView’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” and “Profusa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources” for more information.
Following the Closing, New Profusa may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on New Profusa’s financial condition, results of operations and its stock price, which could cause you to lose some or all of your investment.
Although NorthView has conducted due diligence on the Profusa business, NorthView cannot assure you that this diligence will surface all material issues that may be present in such business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the Profusa business and outside of NorthView’s and Profusa’s control will not later arise. As a result of these factors, New Profusa may be forced to later write-down or write-off assets, restructure operations, or incur impairment or other charges that could result in losses. Even if NorthView’s due diligence successfully identifies certain risks, unexpected risks may arise, and previously known risks may materialize in a manner not consistent with NorthView’s preliminary risk analysis. If any of these risks materialize, this could have a material adverse effect on New Profusa’s financial condition and results of operations and could contribute to negative market perceptions about our securities or New Profusa.
Accordingly, any of NorthView’s stockholders or warrant holders who choose to remain stockholders or warrant holders of New Profusa following the Business Combination could suffer a reduction in the value of their shares and warrants. Such stockholders or warrant holders are unlikely to have a remedy for such reduction in value unless they are able to successfully claim that the reduction was due to the breach by our directors or officers of a duty of care or other fiduciary duty owed to them, or if they are able to successfully bring a private claim under securities laws that the registration statement or proxy statement/prospectus relating to the Business Combination contained an actionable material misstatement or material omission.
A market for NorthView’s securities may not continue, which would adversely affect the liquidity and price of NorthView’s securities.
NorthView is currently a blank check company and there has not been a public market for shares of Profusa common stock since it is a private company. Following the Business Combination, the price of NorthView’s securities may fluctuate significantly due to the market’s reaction to the Business Combination and general market and economic conditions. An active trading market for NorthView’s securities following the Business Combination may never develop or, if developed, it may not be sustained. In addition, the price of NorthView’s securities after the Business Combination can vary due to general economic conditions and forecasts, NorthView’s general business condition and the release of NorthView’s financial reports.
In the absence of a liquid public trading market:
•	you may not be able to liquidate your investment in shares of NorthView Common Stock;
•	you may not be able to resell your shares of NorthView Common Stock at or above the price attributed to them in the Business Combination;
•	the market price of shares of NorthView Common Stock may experience significant price volatility; and
•	there may be less efficiency in carrying out your purchase and sale orders.
Additionally, if NorthView’s securities become delisted from the Nasdaq for any reason, and are quoted on the OTC Bulletin Board, an inter-dealer automated quotation system for equity securities that is not a national securities exchange, the liquidity and price of NorthView’s securities may be more limited than if NorthView was quoted or listed on the Nasdaq or another national securities exchange. You may be unable to sell your securities unless a market can be established or sustained.

If the benefits of the Business Combination do not meet the expectations of investors, stockholders or financial analysts, the market price of New Profusa Common Stock may decline.
If the benefits of the Business Combination do not meet the expectations of investors, stockholders or securities analysts, the market price of New Profusa Common Stock following the Closing may decline. The market price of New Profusa Common Stock at the time of the Business Combination may vary significantly from the market price of NorthView Common Stock on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which NorthView’s stockholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of NorthView’s securities could contribute to the loss of all or part of your investment. Immediately prior to the Business Combination, there has not been a public market for stock relating to the Profusa business and trading in shares of NorthView Common Stock has not been active. Accordingly, the valuation ascribed to the Profusa business and NorthView Common Stock in the Business Combination may not be indicative of the price that will prevail in the trading market following the Business Combination.
The trading price of New Profusa Common Stock following the consummation of the Business Combination may fluctuate substantially and may be lower than the current market price of NorthView Common Stock. This may be especially true for companies like ours with a small public float. If an active market for NorthView’s securities develops and continues, the trading price of NorthView’s securities following the consummation of the Business Combination could be volatile and subject to wide fluctuations. The trading price of New Profusa Common Stock following the consummation of the Business Combination will depend on many factors, including those described in this “Risk Factors” section, many of which are beyond New Profusa’s control and may not be related to New Profusa’s operating performance. These fluctuations could cause you to lose all or part of your investment in New Profusa Common Stock since you might be unable to sell your shares at or above the price attributed to them in the Business Combination.
The issuance of NorthView or New Profusa Common Stock to Vellar and the other investor pursuant to the CSED would cause substantial dilution, which could materially affect the trading price of New Profusa Common Stock.
Pursuant to the CSED, following the closing of the Business Combination, New Profusa may issue a number of additional shares of Common Stock to Vellar and the other investor in an amount of up to 2,500,000 shares of New Profusa Common Stock (the “Additional Shares”). It is anticipated that, immediately following completion of the Business Combination, if there are no additional redemptions by NorthView’s public stockholders, Vellar and the other investor will together own approximately 17.4% of the outstanding New Profusa Common Stock or, if there are redemptions by NorthView’s public stockholders up to the maximum level presented for the Business Combination in the accompanying proxy statement/prospectus, Vellar and the other investor will together own approximately 18.0% of the outstanding New Profusa Common Stock, in each case, assuming that neither Vellar nor the other investor purchases any NorthView Common Stock in open market transactions prior to Closing and including the Transferred Shares and the Stock Subscription Shares. The issuance of these shares in payment of the contractual consideration would result in substantial dilution to NorthView shareholders after completion of the Business Combination and could result in a decrease to the share price of NorthView Common Stock.
The unaudited pro forma financial information included elsewhere in this proxy statement/prospectus may not be indicative of what New Profusa’s actual financial position or results of operations would have been.
NorthView and Profusa currently operate as separate companies and have had no prior history as a combined entity, and NorthView’s and Profusa’s operations have not previously been managed on a combined basis. The pro forma financial information included in this proxy statement/prospectus is presented for informational purposes only and is not necessarily indicative of the financial position or results of operations that would have actually occurred had the Business Combination been completed at or as of the dates indicated, nor is it indicative of the future operating results or financial position of Profusa. The pro forma statement of operations does not reflect future nonrecurring charges resulting from the Business Combination. The unaudited pro forma financial information does not reflect future events that may occur after the Business Combination and does not consider potential impacts of future market conditions on revenues or expenses. The pro forma financial information included in the section entitled “Unaudited Pro Forma Condensed Combined Financial Information” has been derived from NorthView’s and Profusa’s historical financial statements and certain adjustments and assumptions have been made regarding Profusa after giving effect to the Business Combination. The assumptions included in the pro forma financial information include assumptions regarding certain financing arrangements which have not yet been finalized. While NorthView’s and Profusa’s management teams feel that these assumptions are reasonable, no assurance can be given that the actual results will match these assumptions or that the necessary financing arrangements will be achieved. There may be differences between preliminary estimates in the pro forma financial information and the final acquisition accounting, which could result in material differences from the pro forma information presented in this proxy statement/prospectus in respect of the estimated financial position and results of operations of Profusa.
In addition, the assumptions used in preparing the pro forma financial information may not prove to be accurate and other factors may affect New Profusa’s financial condition or results of operations following the Closing. Any potential decline in Profusa’s financial condition or results of operations may cause significant variations in the stock price of New Profusa.
During the pendency of the Business Combination, NorthView will not be able to solicit, initiate or take any action to facilitate or encourage any inquiries or the making, submission or announcement of, or enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement.
During the pendency of the Business Combination, NorthView will not be able to enter into a business combination with another party because of restrictions in the Merger Agreement. Furthermore, certain provisions of the Merger Agreement will discourage third parties from submitting alternative takeover proposals, including proposals that may be superior to the arrangements contemplated by the Merger Agreement, in part because of the inability of the NorthView Board to change its recommendation in connection with the Business Combination. The Merger Agreement does not permit our Board of Directors to change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify its recommendation in favor of adoption of the Proposals.
Certain covenants in the Merger Agreement impede the ability of NorthView to make acquisitions or complete certain other transactions pending completion of the Business Combination. As a result, NorthView may be at a disadvantage to its competitors during that period. In addition, if the Business Combination is not completed, these provisions will make it more difficult to complete an alternative business combination following the termination of the Merger Agreement due to the passage of time during which these provisions have remained in effect.
We are an Emerging Growth Company
We are an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (“JOBS Act”). We will remain an emerging growth company until the earlier of (i) December 31, 2026, the last day of the fiscal year following the fifth anniversary of the date of the first sale of our common stock pursuant to an effective registration statement under the Securities Act; (ii) the last day of the fiscal year in which we have total annual gross revenues of $1 billion or more; (iii) the date on which we have issued more than $1 billion in nonconvertible debt during the previous three years; or (iv) the date on which we are deemed to be a large accelerated filer under applicable SEC rules.
We expect that we will remain an emerging growth company for the foreseeable future but cannot retain our emerging growth company status indefinitely and will no longer qualify as an emerging growth company on or before December 31, 2026. References herein to “emerging growth company” have the meaning associated with it in the JOBS Act.
For so long as we remain an emerging growth company, we are permitted and intend to rely on exemptions from specified disclosure requirements that are applicable to other public companies that are not emerging growth companies. These exemptions include:
•
being permitted to provide only two years of audited financial statements, in addition to any required unaudited interim financial statements, with correspondingly reduced “Management’s Discussion and Analysis of Financial Condition and Results of Operations” disclosure;

•	not being required to comply with the requirement of auditor attestation of our internal controls over financial reporting;

•
not being required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure obligations regarding executive compensation; and
•	not being required to hold a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.
For as long as we continue to be an emerging growth company, we expect that we will take advantage of the reduced disclosure obligations available to us as a result of that classification. We have taken advantage of certain of those reduced reporting burdens in this prospectus. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.
An emerging growth company can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. This allows an emerging growth company to delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected to avail ourselves of this extended transition period and, as a result, we will not be required to adopt new or revised accounting standards on the dates on which adoption of such standards is required for other public reporting companies.
We are also a “smaller reporting company” as defined in Rule 12b-2 of the Securities Exchange Act of 1934, as amended, or the Exchange Act, and have elected to take advantage of certain of the scaled disclosure available for smaller reporting companies.
Risks Related to the Redemption
Unless the context otherwise requires, all references in this subsection to the “Company,” “we,” “us” or “our” refer to NorthView prior to the consummation of the Business Combination.
There is no guarantee that a public stockholder’s decision whether to redeem its shares for a pro rata portion of the Trust Account will put such stockholder in a better future economic position.
No assurance can be given as to the price at which a public stockholder may be able to sell the shares of New Profusa Common Stock in the future following the completion of the Business Combination. Certain events following the consummation of any business combination, including the Business Combination, may cause an increase in New Profusa stock price, and may result in a realization of a lower value now than a NorthView stockholder might realize in the future had the stockholder not elected to redeem such stockholder’s public shares.
Similarly, if a NorthView public stockholder does not redeem his, her or its shares, such stockholder will bear the risk of ownership of New Profusa Common Stock after the consummation of the Business Combination, and there can be no assurance that a stockholder can sell his, her or its shares of Business Combination common stock in the future for a greater amount than the redemption price set forth in this proxy statement/prospectus. A public stockholder should consult his, her or its own tax and/or financial advisor for assistance on how this may affect its individual situation.
If NorthView public stockholders fail to comply with the redemption requirements specified in this proxy statement/prospectus, they will not be entitled to redeem their public shares for a pro rata portion of the funds held in the Trust Account.
Regardless of whether they vote for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus and whether they held NorthView Common Stock as of the Record Date or acquired them after the Record Date, holders of NorthView public shares may exercise their rights to redeem their public shares for a pro rata portion of the Trust Account. To exercise their redemption rights, holders are required to deliver their stock, either physically or electronically using the DWAC System, to NorthView’s transfer agent prior to the vote at the NorthView Special Meeting. If a holder properly seeks redemption as described in this proxy statement/prospectus and the Business Combination with Profusa is consummated, NorthView will redeem these shares for a pro rata portion of funds deposited in the Trust Account, and the holder will no longer own such shares following the merger. See “Special Meeting of NorthView’s Holders—Redemption Rights” for additional information on how to exercise your redemption rights.

NorthView does not have a specified maximum redemption threshold. The absence of such a redemption threshold may make it possible for NorthView to complete the Business Combination with which a substantial majority of NorthView’s stockholders do not agree.
NorthView’s Existing Charter does not provide a specified maximum redemption threshold, except that NorthView will not redeem public shares in an amount that would cause NorthView’s net tangible assets to be less than $5,000,001 (as determined in accordance with Rule 3a51-1(g)(1) of the Exchange Act). However, the Merger Agreement provides that NorthView’s and Profusa’s respective obligations to consummate the Business Combination are conditioned on NorthView having at least $5,000,001 of net tangible assets as of Closing Date and the amount of NorthView Closing Cash on Hand being least $15,000,000 as of the Closing. However, each of these conditionally has been waived by Profusa, contingent on certain events described in the proxy statement/prospectus. As a result, NorthView may be able to complete the Business Combination even though a substantial portion of public stockholders do not approve the Business Combination and have redeemed their shares or have entered into privately negotiated agreements to sell their shares to the Sponsor, directors or officers or their affiliates. As of the date of this proxy statement/prospectus, no agreements with respect to the private purchase of public shares by NorthView or the persons described above have been entered into with any such investor or holder. NorthView will file a Current Report on Form 8-K with the SEC to disclose private arrangements entered into or significant private purchases made by any of the aforementioned persons that would affect the vote on the Business Combination Proposal or the other proposals (as described in this proxy statement/prospectus) at the special meeting.
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding.
If you or a “group” of stockholders of which you are a part is deemed to hold an aggregate of more than 15% of the public shares, you (or, if a member of such a group, all of the members of such group in the aggregate) will lose the ability to redeem all such shares in excess of 15% of the public shares.
A public stockholder, together with any of his, her or its affiliates or any other person with whom it is acting in concert or as a “group” (as defined in Section 13(d)(3) of the Exchange Act), will be restricted from redeeming in the aggregate his, her or its public shares or, if part of such a group, the group’s public shares, in excess of 15% of the public shares unless such stockholder first obtains NorthView’s prior consent. In order to determine whether a stockholder is acting in concert or as a group with another stockholder, NorthView will require each public stockholder seeking to exercise redemption rights to certify to NorthView whether such stockholder is acting in concert or as a group with any other stockholder. Such certifications, together with other public information relating to stock ownership available to NorthView at that time, such as Schedule 13D, Schedule 13G and Section 16 filings under the Exchange Act, will be the sole basis on which NorthView makes the above-referenced determination.
Your inability to redeem any such excess public shares will reduce your influence over NorthView’s ability to consummate the Business Combination and could result in you suffering a material loss on your investment in NorthView if you sell such excess public shares in open market transactions. Additionally, you will not receive redemption distributions with respect to such excess shares if NorthView consummates the Business Combination. As a result, you will continue to hold that number of shares aggregating to more than 10% of the shares sold in the NorthView IPO and, in order to dispose of such excess shares, would be required to sell your stock in open market transactions, potentially at a loss. NorthView cannot assure you that the value of such excess public shares will appreciate over time following the Business Combination or that the market price of the public shares will exceed the per-share redemption price. Notwithstanding the foregoing, stockholders may challenge NorthView’s determination as to whether a stockholder is acting in concert or as a group with another stockholder in a court of competent jurisdiction.
However, NorthView’s stockholders’ ability to vote all of their public shares (including such excess shares) for or against the Business Combination Proposal or any other proposal described in this proxy statement/prospectus is not restricted by this limitation on redemption.
Additional Risks Relating to Ownership of New Profusa Common Stock Following the Business Combination
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts or for other reasons, the market price of NorthView’s securities, prior to the Closing, or New Profusa’s securities, following the Business Combination, may decline.
If the perceived benefits of the Business Combination do not meet the expectations of investors or securities analysts, the market price of NorthView’s securities prior to the Closing may decline. The market values of New Profusa’s securities at the time of the Business Combination may vary significantly from their prices on the date the Merger Agreement was executed, the date of this proxy statement/prospectus, or the date on which NorthView’s stockholders vote on the Business Combination.
In addition, following the Business Combination, fluctuations in the price of New Profusa’s securities could contribute to the loss of all or part of your investment. Prior to the Business Combination, there has not been a public market for Profusa’s securities. Accordingly, the valuation ascribed to Profusa may not be indicative of the price that will prevail in the trading market following the Business Combination. If an active market for New Profusa’s securities develops and continues, the trading price of New Profusa’s securities following the Business Combination could be volatile and subject to wide fluctuations in response to various factors, some of which are beyond New Profusa’s control. Any of the factors listed below could have a negative impact on your investment in New Profusa’s securities and New Profusa’s securities may trade at prices significantly below the price you paid for them. In such circumstances, the trading price of New Profusa’s securities may not recover and may experience a further decline.
Factors affecting the trading price of New Profusa’s securities may include:
•	changes in financial estimates by New Profusa or by any securities analysts who might cover its stock;
•	proposed changes to laws in the U.S. or foreign jurisdictions relating to New Profusa’s business, or speculation regarding such changes;
•	conditions or trends in the diagnostic, medical device or biotechnology industries;
•	stock market price and volume fluctuations of comparable companies;
•	announcements by New Profusa or its competitors of significant acquisitions, strategic partnerships or divestitures;
•	significant lawsuits or announcements of investigations or regulatory scrutiny of its operations or lawsuits filed against New Profusa;
•	recruitment or departure of key personnel;
•	investors’ general perception of New Profusa’s business or management;
•	trading volume of New Profusa Common Stock;
•	overall performance of the equity markets;
•	publication of research reports about New Profusa or its industry or positive or negative recommendations or withdrawal of research coverage by securities analysts;
•	the impacts of the ongoing COVID-19 pandemic and related restrictions;
•	general political and economic conditions; and
•	other events or factors, many of which are beyond Profusa’s control.

In addition, in the past, stockholders have initiated class action lawsuits against public companies following periods of volatility in the market prices of these companies’ stock. Such litigation, if instituted against New Profusa, could cause it to incur substantial costs and divert management’s attention and resources from its business.
Upon the completion of the Business Combination, the Profusa shareholders will be able to control or exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Profusa.
Upon the completion of the Business Combination, the Profusa shareholders will hold between approximately 45.6% (if no public shares are redeemed) and 47.0% (if the maximum number of public shares are redeemed). Accordingly, upon the completion of the Business Combination, the Profusa shareholders will be able to control or exert substantial influence over all matters submitted to our stockholders for approval, including the election of directors and amendments of our organizational documents, and an approval right over any acquisition or liquidation of New Profusa. The Profusa shareholders may have interests that differ from those of the other stockholders and may vote in a way with which the other stockholders disagree and which may be adverse to their interests. This concentrated control may have the effect of delaying, preventing or deterring a change in control of New Profusa, could deprive New Profusa’s stockholders of an opportunity to receive a premium for their capital stock as part of a sale of New Profusa, and might ultimately affect the market price of shares of New Profusa Common Stock.
New Profusa’s continued eligibility for listing on Nasdaq will depend on New Profusa’s compliance with the Nasdaq’s continued listing standards and may depend on the number of our shares that are redeemed.
In connection with the completion of the Business Combination, we intend to list New Profusa Common Stock and warrants on the Nasdaq under the symbols “PFSA” and “PFSAW,” respectively. New Profusa’s continued eligibility for listing will depend on New Profusa’s compliance with the continued listing standards of Nasdaq and may depend on the number of our shares that are redeemed.
If, after the Business Combination, Nasdaq delists New Profusa’s shares from trading on its exchange for failure to meet the listing standards, New Profusa and its stockholders could face significant negative consequences including:
•	limited availability of market quotations for New Profusa’s securities;
•	reduced liquidity for New Profusa’s securities;
•
a determination that New Profusa Common Stock is a “penny stock” which will require brokers trading in New Profusa Common Stock to adhere to more stringent rules, possibly resulting in a reduced level of trading activity in the secondary trading market for shares of New Profusa Common Stock;

•	a limited amount of analyst coverage; and
•	a decreased ability to issue additional securities or obtain additional financing in the future.
The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.” If New Profusa’s securities were not listed on the Nasdaq, such securities would not qualify as covered securities and we would be subject to regulation in each state in which we offer our securities because states are not preempted from regulating the sale of securities that are not covered securities.
Following the completion of the Business Combination, New Profusa will incur significant increased expenses and administrative burdens as a public company, which could negatively impact its business, financial condition and results of operations.
Following the completion of the Business Combination, New Profusa will face increased legal, accounting, administrative and other costs and expenses as a public company that Profusa does not incur as a private company. For example, we will be subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and will be required to comply with the applicable requirements of the Sarbanes-Oxley Act and the Dodd-Frank Wall Street Reform and Consumer Protection Act, as well as rules and regulations of the SEC and Nasdaq, including the establishment and maintenance of effective disclosure and financial controls, changes in corporate governance practices and required filing of annual, quarterly and current reports with respect to our business and results of operations. Any failure to develop or maintain effective controls or any difficulties encountered in their implementation or improvement could harm our results of operations or cause us to fail to meet our reporting obligations. Compliance with public company requirements will increase costs and make certain activities more time-consuming. A number of those requirements will require New Profusa to carry out activities Profusa has not done previously. Furthermore, if any issues in complying with those requirements are identified (for example, if the auditors identify a material weakness or significant deficiency in the internal control over financial reporting), New Profusa could incur additional costs rectifying those issues, and the existence of those issues could adversely affect New Profusa’s reputation or investor perceptions of it. It may also be more expensive to obtain director and officer liability insurance.
We also expect that operating as a public company will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. This could also make it more difficult for us to attract and retain qualified people to serve on our board of directors, our board committees or as executive officers. Advocacy efforts by stockholders and third parties may also prompt additional changes in governance and reporting requirements, which could further increase costs.
If, following the Business Combination, securities or industry analysts do not publish or cease publishing research or reports about New Profusa, its business, or its market, or if they change their recommendations regarding New Profusa’s securities adversely, the price and trading volume of New Profusa’s securities could decline.
The trading market for New Profusa’s securities will be influenced by the research and reports that industry or securities analysts may publish about New Profusa, its business, market or competitors. Securities and industry analysts do not currently, and may never, publish research on New Profusa. If no securities or industry analysts commence coverage of New Profusa, New Profusa’s share price and trading volume would likely be negatively impacted. If any of the analysts who may cover New Profusa change their recommendation regarding New Profusa Common Stock adversely, or provide more favorable relative recommendations about its competitors, the price of New Profusa Common Stock would likely decline. If any analyst who may cover New Profusa were to cease coverage of New Profusa or fail to regularly publish reports on it, New Profusa could lose visibility in the financial markets, which in turn could cause its share price or trading volume to decline.
Securities of special purpose acquisition companies that have engaged in a business combination transaction, such as the Business Combination, may experience a material decline in price relative to the share price of the special purpose acquisition company prior to such business combination transaction.
As with most initial public offerings of special purpose acquisition companies in recent years, NorthView issued Public Shares for $10.00 per share upon the closing of the IPO. As with other special purpose acquisition companies, the $10.00 per share price reflected each Public Share having a right to redeem such share for a pro rata portion of the proceeds held in the Trust Account, which is expected to equal approximately $11.[ ] per share prior to the Closing. Following the Closing, the outstanding shares of New Profusa Common Stock will no longer have any such redemption right and will be solely dependent upon the fundamental value of New Profusa, which, like the securities of other companies formed through business combination transactions with special purpose acquisition companies in recent years, may be significantly less than $10.00 per share.
Following the consummation of the Business Combination, the value of the New Profusa Common Stock will be affected by many factors, including but not limited to (i) the dilution caused by existence, exercise and/or conversion of the NorthView Warrants, (ii) significant legal, financial advisor, accounting, banking and consulting fees, fees relating to regulatory filings and notices, SEC filing fees, printing and mailing fees and other costs associated with the Business Combination, and (iii) the dilution caused by any equity issued in connection with the Financings. In addition, in connection with the Stock Subscription, investors will be issued shares of Profusa at a price equivalent to $2.00 per share of New Profusa Common Stock, which is substantially below the redemption price. This incentive structure could also negatively impact the value of the New Profusa Common Stock.

The proposed Stock Subscription and conversion of the Convertible Bridge Loan could result in the issuance of shares of New Profusa Common Stock at an effective price substantially below the redemption price, which could have a negative impact on the value of the New Profusa Common Stock after the closing of the Business Combination.
Under the expected Stock Subscription agreement, the investors would purchase shares of Profusa capital stock, convertible into shares of New Profusa at an effective price of $2.00 per share of New Profusa Common Stock. Similarly, the holders of Profusa’s Convertible Bridge Loans are expected to convert into shares of Profusa capital stock, and subsequently convert into shares of New Profusa common Stock at a price of $2.22 per share. Each of these effective prices is substantially below the redemption price of the NorthView Common Stock. Accordingly, the issuance of shares in connection with the Stock Subscription and conversion of the Convertible Bridge Loan could have a negative impact on the value of the New Profusa Common Stock.
Future sales, or the perception of future sales, by New Profusa shareholders in the public market following the Business Combination could cause the market price for New Profusa Common Stock to decline.
The sale of shares of New Profusa Common Stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of shares of New Profusa Common Stock. These sales, or the possibility that these sales may occur, also might make it more difficult for New Profusa to sell equity securities in the future at a time and at a price that it deems appropriate.
Upon consummation of the Business Combination, a total of approximately 300,000,000 shares of New Profusa Common Stock will be outstanding. All shares issued in the Business Combination will be freely tradable without registration under the Securities Act, and without restriction by persons other than New Profusa’s “affiliates” (as defined under Rule 144 of the Securities Act, “Rule 144”), including New Profusa’s directors, executive officers and other affiliates.
Contemporaneous with the Closing, New Profusa will enter into certain agreements restricting the transfer of New Profusa securities held by certain parties immediately following the Closing, including the Stockholder Support Agreements and the Sponsor Lock-Up Agreements.
See the section entitled “Proposal 1: The Business Combination Proposal—Related Agreements” for a further discussion of the Stockholder Support Agreements and Sponsor Lock-Up Agreements.
The grant and future exercise of registration rights may adversely affect the market price of New Profusa shares upon consummation of the Business Combination.
Pursuant to the Registration Rights Agreement to be entered into in connection with the Business Combination and which is described elsewhere in this proxy statement/prospectus, the parties can each demand that New Profusa register their registrable securities under certain circumstances and will each also have piggyback registration rights for these securities in connection with certain registrations of securities that New Profusa undertakes. In addition, following the consummation of the Business Combination, New Profusa is required to file and maintain an effective registration statement under the Securities Act covering such securities and certain other securities of New Profusa.
The registration of these securities will permit the public sale of such securities. The registration and availability of such a significant number of securities for trading in the public market may have an adverse effect on the market price of New Profusa shares following the completion of the Business Combination.
In addition, the shares of New Profusa Common Stock reserved for future issuance under the Equity Incentive Plan will become eligible for sale in the public market once those shares are issued.
A total of approximately 9% of the fully diluted shares of New Profusa Common Stock common stock has been reserved for future issuance under its equity incentive plan. The compensation committee of New Profusa’s board of directors may determine the exact number of shares to be reserved for future issuance under its equity incentive plan at its discretion. New Profusa is expected to file one or more registration statements on Form S-8 under the Securities Act to register shares of New Profusa Common Stock or securities convertible into or exchangeable for shares of New Profusa Common Stock issued pursuant to New Profusa’s equity incentive plan. Any such Form S-8 registration statements will automatically become effective upon filing. Accordingly, shares registered under such registration statements will be available for sale in the open market.

In the future, New Profusa may also issue its securities in connection with investments or acquisitions. The amount of shares of New Profusa Common Stock issued in connection with an investment or acquisition could constitute a material portion of New Profusa’s then-outstanding shares of common stock. Any issuance of additional securities in connection with investments or acquisitions may result in additional dilution to New Profusa’s stockholders.
Because there are no current plans to pay cash dividends on New Profusa Common Stock for the foreseeable future, you may not receive any return on investment unless you sell New Profusa Common Stock for a price greater than that which you paid for it.
New Profusa may retain future earnings, if any, for future operations, expansion and debt repayment and has no current plans to pay any cash dividends for the foreseeable future. Any decision to declare and pay dividends as a public company in the future will be made at the discretion of New Profusa’s board of directors and will depend on, among other things, New Profusa’s results of operations, financial condition, cash requirements, contractual restrictions and other factors that New Profusa’s board of directors may deem relevant. In addition, New Profusa’s ability to pay dividends may be limited by covenants of any existing and future outstanding indebtedness it or its subsidiaries incur. As a result, you may not receive any return on an investment in New Profusa Common Stock unless you sell your shares of common stock for a price greater than that which you paid for it.
New Profusa may issue additional shares of its common stock or other equity securities without your approval, which would dilute your ownership interests and may depress the market price of New Profusa Common Stock.
Pursuant to the Equity Incentive Plan and the ESPP, following the completion of the proposed transactions, New Profusa may issue an aggregate of approximately 10% of the fully diluted shares of New Profusa Common Stock, which amount will be subject to increase from time to time. For additional information about this plan, please read the discussion under the headings “Proposal 6—The Equity Incentive Plan Proposal,” “Proposal 7 —The ESPP Proposal” and “Profusa’s Executive Compensation—Employee Benefit Plans.” New Profusa may also issue additional shares of New Profusa Common Stock or other equity securities of equal or senior rank in the future in connection with, among other things, future acquisitions or repayment of outstanding indebtedness, without stockholder approval, in a number of circumstances.
The issuance of additional shares or other equity securities of equal or senior rank would have the following effects:
•	existing stockholders’ proportionate ownership interest in New Profusa will decrease;
•	the amount of cash available per share, including for payment of dividends in the future, may decrease;
•	the relative voting strength of each previously outstanding New Profusa Common Stock may be diminished; and
•	the market price of New Profusa Common Stock may decline.
Anti-takeover provisions in New Profusa’s amended and restated certificate of incorporation and under Delaware law could make an acquisition of New Profusa, which may be beneficial to its stockholders, more difficult and may prevent attempts by its stockholders to replace or remove New Profusa’s current management.
New Profusa’s amended and restated certificate of incorporation that will be in effect upon completion of the Business Combination will contain provisions that may delay or prevent an acquisition of New Profusa or a change in its management. These provisions may make it more difficult for stockholders to replace or remove members of its board of directors. Because the board of directors is responsible for appointing the members of the management team, these provisions could in turn frustrate or prevent any attempt by its stockholders to replace or remove its current management. In addition, these provisions could limit the price that investors might be willing to pay in the future for shares of New Profusa Common Stock. Among other things, these provisions include:
•	the limitation of the liability of, and the indemnification of, its directors and officers;
•	a prohibition on actions by its stockholders except at an annual or Special Meeting of stockholders;
•	a prohibition on actions by its stockholders by written consent; and
•
the ability of the board of directors to issue preferred stock without stockholder approval, which could be used to institute a “poison pill” that would work to dilute the stock ownership of a potential hostile acquirer, effectively preventing acquisitions that have not been approved by the board of directors.

Moreover, because New Profusa is incorporated in Delaware, it is governed by the provisions of Section 203 of the Delaware General Corporation Law (the “DGCL”), which prohibits a person who owns 15% or more of its outstanding voting stock from merging or combining with New Profusa for a period of three years after the date of the transaction in which the person acquired 15% or more of New Profusa’s outstanding voting stock, unless such merger or combination is approved in a prescribed manner. This could discourage, delay or prevent a third party from acquiring or merging with New Profusa, whether or not it is desired by, or beneficial to, its stockholders. This could also have the effect of discouraging others from making tender offers for New Profusa Common Stock, including transactions that may be in its stockholders’ best interests. Finally, these provisions establish advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted upon at stockholder meetings. These provisions would apply even if the offer may be considered beneficial by some stockholders. For more information, see “Description of New Profusa Capital Stock”.
New Profusa’s amended and restated certificate of incorporation that will be in effect upon the closing of the Business Combination will provide that the Court of Chancery of the State of Delaware and the federal district courts of the United States of America will be the exclusive forums for substantially all disputes between New Profusa and its stockholders, which could limit its stockholders’ ability to obtain a favorable judicial forum for disputes with New Profusa or its directors, officers or employees.
New Profusa’s amended and restated certificate of incorporation will provide that the Court of Chancery of the State of Delaware will be the exclusive forum for the following types of actions or proceedings under Delaware statutory or common law:
•	any derivative action or proceeding brought on New Profusa’s behalf;
•	any action asserting a breach of fiduciary duty;
•	any action asserting a claim against New Profusa arising under the DGCL, its amended and restated certificate of incorporation or its amended and restated bylaws; and
•	any action asserting a claim against New Profusa that is governed by the internal-affairs doctrine or otherwise related to New Profusa’s internal affairs.
To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, New Profusa’s amended and restated certificate of incorporation further provides that the federal district courts of the United States of America will be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. While the Delaware courts have determined that such choice of forum provisions are facially valid, a stockholder may nevertheless seek to bring a claim in a venue other than those designated in the exclusive forum provisions. In such instance, New Profusa would expect to vigorously assert the validity and enforceability of the exclusive forum provisions of its amended and restated certificate of incorporation. This may require significant additional costs associated with resolving such action in other jurisdictions and there can be no assurance that the provisions will be enforced by a court in those other jurisdictions.
These exclusive forum provisions may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with New Profusa or its directors, officers or other employees, which may discourage lawsuits against New Profusa and its directors, officers and other employees. If a court were to find either exclusive-forum provision in its amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, New Profusa may incur further significant additional costs associated with resolving the dispute in other jurisdictions, all of which could harm its business.
We may be subject to securities litigation, which is expensive and could divert management attention.
The market price of our securities may be volatile and, in the past, companies that have experienced volatility in the market price of their securities have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Securities litigation against us could result in substantial costs and divert management’s attention from other business concerns, which could seriously harm its business.

Profusa does not intend to pay cash dividends for the foreseeable future.
Following the Business Combination, Profusa currently intends to retain its future earnings, if any, to finance the further development and expansion of its business and does not intend to pay cash dividends in the foreseeable future. Any future determination to pay dividends will be at the discretion of New Profusa’s board of directors and will depend on its financial condition, results of operations, capital requirements and future agreements and financing instruments, business prospects and such other factors as its board of directors deems relevant.
NorthView or New Profusa may redeem the unexpired NorthView Public Warrants prior to their exercise at a time that is disadvantageous to you, thereby making your warrants worthless.
NorthView has, and New Profusa will have, the ability to redeem outstanding NorthView Public Warrants at any time after they become exercisable and prior to their expiration, at a price of $0.01 per warrant, provided that the last reported sales price of our shares equals or exceeds $18.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any twenty (20) trading days within a thirty (30) trading-day period ending on the third (3rd) trading day prior to the date on which we give proper notice of such redemption and provided certain other conditions are met. If and when the NorthView Public Warrants become redeemable by us or New Profusa, we may exercise our redemption right even if we are unable to register or qualify the underlying securities for sale under all applicable state securities laws. We will use our best efforts to register or qualify such shares of common stock under the blue sky laws of the state of residence in those states in which the NorthView Public Warrants were offered by us in this offering. Redemption of the outstanding NorthView Public Warrants could force you (i) to exercise your NorthView Public Warrants and pay the exercise price therefor at a time when it may be disadvantageous for you to do so, (ii) to sell your NorthView Public Warrants at the then-current market price when you might otherwise wish to hold your NorthView Public Warrants or (iii) to accept the nominal redemption price which, at the time the outstanding warrants are called for redemption, is likely to be substantially less than the market value of your NorthView Public Warrants.
The Private Placement Warrants (including the common stock issuable upon exercise of the Private Placement Warrants) are (with limited exceptions) not transferable, assignable or salable until 30 days after the completion of an initial business combination and they are not redeemable by NorthView so long as they are held by the original holders or its permitted transferees. Otherwise, the Private Placement Warrants have terms and provisions that are identical to those of the NorthView Public Warrants. If the Private Placement Warrants are held by holders other than the original holders or their permitted transferees, the Private Placement Warrants will be redeemable by Northview, or New Profusa, and exercisable by the holders on the same basis as the NorthView Public Warrants.
For context regarding the thresholds above, historical trading prices for our shares of NorthView Common Stock have varied between a low of approximately $[ ] per share in [ ], to a high of approximately $[ ] per share in [ ]. For illustrative purposes, the closing price of NorthView Common Stock was $[ ] on Nasdaq on [ ], the Record Date.
Notice of redemption shall be mailed by first class mail, postage prepaid, by us not less than thirty (30) days prior to the Redemption Date to the registered holders of the public warrants to be redeemed at their last addresses as they shall appear on the registration books. Any notice mailed in the manner herein provided shall be conclusively presumed to have been duly given whether or not the registered holder received such notice. In addition, beneficial owners of the NorthView Public Warrants will be notified of such redemption by our posting of the redemption notice to DTC.
NorthView’s stockholders will have a reduced ownership and voting interest after consummation of the Business Combination and will exercise less influence over management
After the completion of the Business Combination, NorthView’s stockholders will own a smaller percentage of the combined company than they currently own in NorthView. At the Closing, (i) Profusa shareholders will own, collectively, approximately 45.6% of the outstanding New Profusa Common Stock; (ii) NorthView’s public stockholders will retain an ownership interest of approximately 14.0% of the outstanding New Profusa Common Stock; (iii) the Sponsor (and its affiliates) will own approximately 18.2% of the outstanding New Profusa Common Stock; (iv) the Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares will own, collectively, approximately 17.5% of the outstanding New Profusa

Common Stock and (v) other stockholders will own approximately 4.7% of the outstanding New Profusa Common Stock, in each case, on a fully diluted net exercise basis. These indicative levels of ownership interest would amount to approximately 47.0%, 11.4%, 18.8%, 18.0% and 4.8% respectively, assuming the maximum redemption scenario in connection with the Business Combination. In addition, such ownership and voting interest could be further reduced as a result of issuance of additional New Profusa Common Stock. For example, under the No Redemption Scenario, NorthView Public Stockholders’ ownership and voting interest in the combined company will be reduced to 12.4% upon the issuance of all the Earnout Shares and 10.0% upon the issuance of New Profusa Common Stock underlying all the issued and outstanding NorthView Warrants; and under the Maximum Redemption Scenario, NorthView Public Stockholders’ ownership and voting interest in the combined company will be reduced to 8.7% upon the issuance of the Earnout Shares and 6.9% upon the issuance of New Profusa Common Stock underlying all the issued and outstanding NorthView Warrants. Consequently, NorthView’s stockholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in NorthView.
NorthView Public Stockholders who redeem their Public Shares may continue to hold the Public Warrants, which will result in additional dilution to non-redeeming NorthView Public Stockholders upon exercise.
Assuming that all the redeeming NorthView Public Stockholders continue to hold their NorthView Public Warrants, an aggregate of 9,487,500 Profusa Warrants would be retained by these shareholders. Assuming that 299,829 NorthView Public Shares are redeemed for an aggregate payment of approximately $3.4 million from the Trust Account subsequent to the March 2024 redemptions, which is the maximum amount of redemptions that could occur, the NorthView Warrants held by persons whose shares were redeemed (assuming the holder of such share also held one-half of a NorthView Warrant) would have had an aggregate market value of approximately $[ ] million based on the closing NorthView Warrant price on Nasdaq of $[ ] as of [ ]. The actual market price of the NorthView Warrants may be higher or lower on the date that holders seek to sell such NorthView Warrants. As a result, the redeeming NorthView Public Stockholders could recoup their entire investment and continue to hold Profusa Warrants, while non-redeeming NorthView Public Stockholders could suffer additional dilution in their percentage ownership and voting interest of the combined company upon exercise of the NorthView Warrants held by redeeming NorthView Public Stockholders. Further, while the level of redemptions of Public Shares will not directly change the value of the NorthView Warrants because the warrants will remain outstanding regardless of the level of redemptions, as redemptions of [Public Shares] increase, a holder of NorthView Warrants who exercises such NorthView Warrants will ultimately own a greater interest in Profusa because there would be fewer shares outstanding overall.
After the completion of the Business Combination, NorthView’s stockholders will own a smaller percentage of the combined company than they currently own in NorthView. At the Closing, assuming no holder of NorthView Common Stock exercises redemption rights as described in this proxy statement/prospectus, existing Profusa shareholders will hold approximately [ ]% of the issued and outstanding New Profusa Common Stock and current shareholders of NorthView (including the Sponsor) will hold approximately [ ]% of the issued and outstanding New Profusa Common Stock. Consequently, NorthView’s shareholders, as a group, will have reduced ownership and voting power in the combined company compared to their ownership and voting power in NorthView.
Risks If the Adjournment Proposal Is Not Approved
If the Adjournment Proposal is not approved by NorthView’s stockholders and an insufficient number of votes have been obtained to authorize the Closing, the NorthView Board will not have the ability to adjourn the Special Meeting to a later date in order to solicit further votes, and, therefore, the Business Combination will not be approved.
The NorthView Board is seeking approval to adjourn the special meeting to a later date or dates if, at the Special Meeting, NorthView is unable to consummate the Business Combination. If the Adjournment Proposal is not approved, the NorthView Board will not have the ability to adjourn the Special Meeting to a later date and, therefore, the Business Combination would not be completed. If we do not consummate the Business Combination and fail to complete an initial business combination before March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024), or such later date as provided by amendments to our charter (subject to the requirements of law), we will be required to dissolve and liquidate our Trust Account by returning the then remaining funds in such account to the public stockholders.

THE SPECIAL MEETING OF NORTHVIEW STOCKHOLDERS
The NorthView Special Meeting
NorthView is furnishing this proxy statement/prospectus to NorthView Holders as part of the solicitation of proxies by its board of directors for use at NorthView’s special meeting of stockholders to be held on [•], 2024, and at any adjournment or postponement thereof. This proxy statement/prospectus is first being furnished to the NorthView Holders on or about [•], 2024. This proxy statement/prospectus provides you with information you need to know to be able to vote or instruct your vote to be cast at the special meeting of stockholders.
Date, Time and Place of the Special Meeting
The special meeting of stockholders of NorthView will be held at [•] a.m., Eastern Time, on [•], 2024 at [•], or such other date, time and place to which such meeting may be adjourned or postponed, for the purpose of considering and voting upon the proposals. There will be no physical meeting location and the special meeting will only be conducted via live webcast at the following address: www.[].
Purpose of the Special Meeting
At the NorthView special meeting of stockholders, NorthView will ask the NorthView Holders to vote in favor of the following proposals:
•
a proposal to approve the Business Combination described in this proxy statement/prospectus, including (a) adopting the Merger Agreement and (b) approving the other transactions contemplated by the Merger Agreement and related agreements described in this proxy statement/ prospectus. Please see the section entitled “Proposal 1—The Business Combination Proposal”;

•	a proposal to approve and adopt the Proposed Charter to replace the Existing Charter and to adopt the Proposed Bylaws. Please see the section entitled “Proposal 2—The Charter Proposal”;
•
a proposal to consider and vote upon, on a non-binding advisory basis, proposals to approve certain governance provisions contained in the Proposed Charter. Please see the section entitled “Proposal 3—The Governance Proposals”;

•
a proposal to approve, for purposes of complying with the applicable provisions of Nasdaq Listing Rule 5635, the issuance of more than 20% of NorthView’s issued and outstanding shares of NorthView Common Stock in connection with the Business Combination. Please see the section entitled “Proposal 4—The Nasdaq Proposals”;

•
a proposal to elect the five (5) individuals as directors to the New Profusa Board, effective immediately upon the Closing of the Business Combination, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death. Please see the section entitled “Proposal 5—The Director Election Proposal”;

•	a proposal to approve the Equity Incentive Plan. Please see the section entitled “Proposal 6—The Equity Incentive Plan Proposal”;
•	a proposal to approve the ESPP. Please see the section entitled “Proposal 7—The ESPP Proposal”;
•
a proposal to amend the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. Please see the section entitled “Proposal 8—The NTA Requirement Amendment Proposal”; and

•
a proposal to adjourn the Special Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies in the event that there are insufficient votes for, or otherwise in connection with, the approval of the Proposals. Please see the section entitled “Proposal 9—The Adjournment Proposal.”

Recommendation of the NorthView Board of Directors
NorthView’s Board believes that each of Proposal 1(the Business Combination Proposal), Proposal 2 (the Charter Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), Proposal 8 (The NTA Requirement Amendment

Proposal), and Proposal 9 (the Adjournment Proposal) is in the best interests of NorthView and its stockholders and unanimously recommends that its stockholders vote “FOR” each of the proposals, as well as “FOR” the election of each of the nominees to the Board of Directors listed in this proxy statement/prospectus.
When you consider the recommendation of NorthView’s Board in favor of approval of Proposal 1 (Business Combination Proposal), and the other proposals, you should keep in mind that certain of NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:
•
The Sponsor beneficially owns 4,743,750 founder shares, which shares would become worthless if NorthView does not complete a business combination within the applicable time period, as such NorthView Initial Stockholders have waived any right to redemption with respect to these shares. The Initial Stockholders paid an aggregate of $25,000 (or $0.005 per share) for 5,175,000 founder shares, 862,500 of which it subsequently forfeited for no consideration. Sponsor subsequently received an additional 431,250 founder shares through a 1.1- for-1 stock dividend. Such shares have an aggregate market value of approximately $[•] based on the closing price of NorthView Common Stock of $[•] on Nasdaq on [•], the Record Date for the special meeting of stockholders.

•
The Sponsor also beneficially owns 5,162,500 warrants, for which It paid $5,162,500 and which will expire and be worthless if NorthView does not complete a business combination within the applicable time period.

•	NorthView’s officers and directors have an aggregate of $560,833 invested in the Sponsor, which will be lost in the event that the Business Combination is not approved and concluded.
•
NorthView’s directors will not receive reimbursement for the out-of-pocket expenses ($0.00 as of the date hereof) incurred by them on NorthView’s behalf incident to identifying, investigating and consummating a business combination, unless a business combination is consummated.

•
Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by Sponsor or any of its affiliates to NorthView may be converted into warrants to purchase New Profusa Common Stock at a price of $1.00 per warrant at the option of the lender. As of the date of this proxy statement/prospectus there were no amounts outstanding under such working capital loans, other than a convertible promissory note balance in the amount of $1,121,815.

•
The Sponsor and its affiliates can earn a positive rate of return on their investments, even if the holders of NorthView public shares experience a negative rate of return on their investments in NorthView and New Profusa.

•	Certain of NorthView’s directors could potentially continue as directors of New Profusa if the Business Combination is completed.
•
Because the Sponsor and the NorthView directors will benefit from the completion of a business combination, they may be incentivized to recommend and complete a business combination of a less favorable target company or on terms less favorable to NorthView stockholders, rather than liquidate NorthView.

•	NorthView would be unable to indemnify its current directors and officers or continue to provide directors’ and officers’ liability insurance unless the Business Combination is completed.
•
In addition, I-Bankers and Dawson James, the managing underwriters of NorthView’s IPO, received an aggregate of 450,000 representative shares of NorthView Common Stock in connection with the IPO. None of those shares will have any value if NorthView fails to complete an initial business combination and liquidates. Also, pursuant to a business combination marketing agreement executed by NorthView, I-Bankers and Dawson James in connection with the IPO, and as subsequently amended on November 7, 2022, in connection with the signing of the Merger Agreement, I-Bankers and Dawson James are entitled to receive a fee from NorthView in connection with the Business Combination in an amount equal to an aggregate of $6,986,250, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in NorthView Common Stock. This fee is payable only in the event that the Business Combination closes. Assuming a share price of $10.00 for the NorthView Common Stock, the number of shares to be issued in connection with the business combination marketing fee would be 506,503 shares of NorthView Common Stock.

Record Date and Voting
You will be entitled to vote or direct votes to be cast at the special meeting of stockholders if you owned shares of NorthView Common Stock at the close of business on [•], 2024, which is the Record Date for the special meeting of stockholders. You are entitled to one vote for each share of NorthView Common Stock that you owned as of the close of business on the Record Date. If your shares are held in “street name” or are in a margin or similar account, you should contact your broker, bank or other nominee to ensure that votes related to the shares you beneficially own are properly counted. On the Record Date, there were [•] shares of NorthView Common Stock outstanding.
The Sponsor, officers and directors have agreed to vote all of their NorthView Common Stock in favor of Proposal 1 (the Business Combination Proposal), Proposal 2 (the Charter Proposals), Proposal 3 (the Governance Proposal), Proposal 4 (the Nasdaq Proposals), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), Proposal 8 (The NTA Requirement Amendment Proposal), and Proposal 9 (the Adjournment Proposal), if presented. Holders of NorthView Warrants and NorthView Rights do not have voting rights at the special meeting of stockholders by virtue of their ownership in NorthView Warrants and NorthView Rights, respectively.
Voting Your Shares
Each share of NorthView Common Stock that you own in your name entitles you to one vote on each of the proposals for the special meeting of stockholders. Your one or more proxy cards show the number of shares of NorthView Common Stock that you own.
If you are a holder of record, there are two ways to vote your shares of NorthView Common Stock at the special meeting of stockholders:
•
You can vote by proxy, by telephone, online, or by completing, signing and returning the enclosed proxy card(s) in the postage-paid envelope provided. If you hold your shares or warrants in “street name” through a bank, broker or other nominee, you will need to follow the instructions provided to you by your bank, broker or other nominee to ensure that your shares are represented and voted at the applicable special meeting(s). If you vote by proxy, your shares will be voted in accordance with your instructions. If you sign and return the proxy card but do not give instructions on how to vote your shares, your shares of NorthView Common Stock will be voted as recommended by NorthView’s Board, which is to say “FOR” each of the proposals presented at the special meeting of stockholders.

•
You can attend the special meeting and vote virtually. However, if your shares of NorthView Common Stock are held in the name of your broker, bank or other nominee, you must get a proxy from the broker, bank or other nominee.

Who Can Answer Your Questions About Voting Your Shares
If you have any questions about how to vote or direct a vote in respect of your shares of NorthView Common Stock, you may contact NorthView’s proxy solicitor:
[   ]
Quorum and Vote Required for the Proposals
A quorum of NorthView’s Holders is necessary to hold a valid meeting. A quorum will be present at the special meeting of stockholders if a majority of the NorthView Common Stock outstanding and entitled to vote at the meeting is represented in person or by proxy.
Proposal 1 (the Business Combination Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal) and Proposal 9 (the Adjournment Proposal) if presented, each requires the affirmative vote of the holders of a majority of the shares of NorthView Common Stock that are voted thereon at the special meeting of stockholders. Accordingly, a NorthView Holder’s failure to vote by proxy or in person at the special meeting or to instruct its broker how to vote, or an abstention from voting, will have no effect on the outcome of any vote on any of Proposal 1(the Business Combination Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal) or Proposal 9 (the Adjournment

Proposal). As of the Record Date, the NorthView Initial Stockholders beneficially own an aggregate of [•]% of the issued and outstanding shares of NorthView Common Stock. As a result, holders of approximately [•]% of NorthView Common Stock will need to vote in favor of Proposal 1(the Business Combination Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), and Proposal 9 (the Adjournment Proposal) to approve each of those respective proposals.
The approval of Proposal 2 (the Charter Proposal) and Proposal 8 (The NTA Requirement Amendment Proposal), requires the affirmative vote of the holders of 65% of all then outstanding shares of NorthView Common Stock entitled to vote thereon at the special meeting of stockholders. Accordingly, a NorthView Holder’s failure to vote by proxy or in person at the special meeting of stockholders or to instruct its broker how to vote, or an abstention from voting, will have the same effect as a vote “AGAINST” Proposal 2 (the Charter Proposal). As of the Record Date, the NorthView Initial Stockholders beneficially own an aggregate of [•]% of the issued and outstanding shares of NorthView Common Stock. As a result, holders of approximately [•]% of NorthView Common Stock will need to vote in favor of the Charter Proposal for the Charter Proposal to be approved.
Directors are elected by a plurality of all of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the five (5) director nominees who receive the most affirmative votes will be elected. Stockholders may not cumulate their votes with respect to the election of directors.
Abstentions and Uninstructed Shares
Under the rules of various national and regional securities exchanges, your broker, bank or nominee cannot vote your shares with respect to non- discretionary matters unless you provide instructions on how to vote in accordance with the information and procedures provided to you by your broker, bank or nominee. NorthView believes the proposals presented to its stockholders will be considered non-discretionary and therefore your broker, bank or nominee cannot vote your shares without your instruction. If you do not provide instructions with your proxy, your bank, broker or other nominee will not vote your shares, and they will not be represented at the special meeting or counted for purposes of determining the presence of a quorum. Shares that are not voted will have the same effect as a vote “AGAINST” Proposal 2 (the Charter Proposal) and no effect on Proposal 1(the Business Combination Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 5 (the Director Election Proposal), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), Proposal 8 (The NTA Requirement Amendment Proposal) and Proposal 9 (the Adjournment Proposal).
Abstentions will be counted for purposes of determining the presence of a quorum at NorthView’s special meeting of stockholders. Abstentions will have the same effect as a vote “AGAINST” Proposal 2 (the Charter Proposal) and no effect on Proposal 1(the Business Combination Proposal), Proposal 3 (the Governance Proposals), Proposal 4 (the Nasdaq Proposals), Proposal 5 (the Director Election Proposal), Proposal 6 (the Equity Incentive Plan Proposal), Proposal 7 (the ESPP Proposal), Proposal 8 (The NTA Requirement Amendment Proposal) and Proposal 9 (the Adjournment Proposal).
Revocability of Proxies
If you have submitted a proxy to vote your shares or warrants and wish to change your vote, you may do so by delivering a later-dated, signed proxy card to [   ], NorthView’s proxy solicitor, prior to the date of the special meeting or by voting in person at the special meeting. Attendance at the special meeting alone will not change your vote. You also may revoke your proxy by sending a notice of revocation to: [   ], provided such revocation is received prior to the vote at the special meeting of stockholders.
Redemption Rights
Pursuant to NorthView’s Amended and Restated Certificate of Incorporation, we are providing our public stockholders with the opportunity to redeem all or a portion of their Public Shares of NorthView Common Stock for cash upon consummation of the Business Combination. The per share redemption price will be equal to the aggregate amount then on deposit in the Trust Account that holds the proceeds of our IPO, including interest (net of taxes payable), divided by the number of then outstanding Public Shares. For illustrative purposes, based on funds in the Trust Account of approximately $8.4 million on March 22, 2024 the estimated per share redemption price would have been approximately $11.41. Holders of NorthView Common Stock may elect to redeem their Public Shares even if they vote for the Business Combination Proposal and the other proposals set forth herein.
Redemption rights are not available to holders of NorthView Warrants or NorthView Rights in connection with the Business Combination.
In order to exercise your redemption rights, you must, prior to 4:30 p.m., Eastern Time, on [•], 2024 (two business days before the special meeting), both:
•	Submit a request in writing that NorthView redeem your NorthView Common Stock for cash to Continental Stock Transfer & Trust Company, NorthView’s transfer agent, at the following address:
Continental Stock Transfer &
Trust Company 1 State Street,
30th Floor
New York, NY
10004
Attention:
Mark Zimkind
Email: Mzimkind@continentalstock.com
•	Identify yourself as the beneficial holder and provide your legal name, phone number, and address in order to validly redeem your Public Shares; and
•
Deliver your Public Shares either physically or electronically through DTC to NorthView’s transfer agent. Stockholders seeking to exercise their redemption rights and opting to deliver physical certificates should allot sufficient time to obtain physical certificates from the transfer agent. It is NorthView’s understanding that stockholders should generally allot at least one week to obtain physical certificates from the transfer agent. However, NorthView does not have any control over this process and it may take longer than one week. Stockholders who hold their shares in street name will have to coordinate with their bank, broker or other nominee to have the shares certificated or delivered electronically. If you do not submit a written request and deliver your public shares as described above, your shares will not be redeemed.

Any demand for redemption, once made, may be withdrawn at any time until the deadline for exercising redemption requests and thereafter, with NorthView’s consent, until the vote is taken with respect to the Business Combination. If you delivered your shares for redemption to NorthView’s transfer agent and decide within the required timeframe not to exercise your redemption rights, you may request that NorthView’s transfer agent return the shares (physically or electronically). You may make such request by contacting NorthView’s transfer agent at the phone number or address listed above.
Each redemption of NorthView Common Stock by the NorthView Holders will decrease the amount in the Trust Account.
Prior to exercising redemption rights, stockholders should verify the market price of the NorthView Common Stock as they may receive higher proceeds from the sale of their NorthView Common Stock in the public market than from exercising their redemption rights if the market price per share is higher than the redemption price.
NorthView cannot assure you that you will be able to sell your shares of NorthView Common Stock in the open market, even if the market price per share is higher than the redemption price stated above, as there may not be sufficient liquidity in NorthView Common Stock when you wish to sell your shares.
If you exercise your redemption rights, your shares of NorthView Common Stock will cease to be outstanding immediately prior to the Business Combination and will only represent the right to receive a pro rata share of the aggregate amount on deposit in the Trust Account. You will no longer own those shares, although you will continue to own any NorthView Warrants and NorthView Rights you may hold. You will be entitled to receive cash for your shares of NorthView Common Stock only if you properly demand redemption.
If Proposal 1 (Business Combination Proposal) is not approved and NorthView does not consummate an initial business combination before March 22, 2024 (as extended monthly for up to six months, ultimately until as late as September 22, 2024) or further amend the NorthView Amended and Restated Certificate of Incorporation to extend the date by which NorthView must consummate an initial business combination, NorthView will be required to dissolve and liquidate. In such event, the holders of Public Shares will be entitled to redeem their Public Shares for a pro rata share of the amount on deposit in the Trust Account, and the NorthView Warrants and NorthView Rights will expire worthless.
Appraisal or Dissenters’ Rights
No appraisal or dissenters’ rights are available to holders of shares of NorthView Common Stock, NorthView Rights or NorthView Warrants in connection with the Business Combination.
Solicitation of Proxies
NorthView will pay the cost of soliciting proxies for the special meeting. NorthView has engaged [   ] to assist in the solicitation of proxies for the special meeting. NorthView has agreed to pay [   ] a fee of $[   ]. NorthView will reimburse [   ] for reasonable out-of-pocket expenses and will indemnify [   ] and its affiliates against certain claims, liabilities, losses, damages and expenses. NorthView also will reimburse banks, brokers and other custodians, nominees and fiduciaries representing beneficial owners of shares of NorthView Common Stock for their expenses in forwarding soliciting materials to beneficial owners of NorthView Common Stock and in obtaining voting instructions from those owners. NorthView’s directors, officers and employees may also solicit proxies by telephone, by facsimile, by mail, on the Internet or in person. They will not be paid any additional amounts for soliciting proxies.
Stock Ownership
As of the Record Date, the NorthView Initial Stockholders beneficially own an aggregate of [  ]% of the outstanding shares of NorthView Common Stock. The Sponsor, NorthView’s officers and directors and the other NorthView Initial Stockholders have agreed to vote all of their NorthView Common Stock in favor of Proposal 1 (Business Combination Proposal) and the other proposals described in this proxy statement/prospectus.

PROPOSAL 1—THE BUSINESS COMBINATION PROPOSAL
Overview
We are asking our stockholders to adopt and approve the Merger Agreement, certain related agreements and the transactions contemplated thereby (including the Business Combination). NorthView’s stockholders should carefully read this proxy statement/prospectus in its entirety for more detailed information concerning the Merger Agreement, which is attached as Annex A to this proxy statement/prospectus, and the transactions contemplated thereby. You are urged to read carefully the Merger Agreement in its entirety before voting on this proposal.
Because we are holding a stockholder vote on the Business Combination, we may consummate the Business Combination only if it is approved by the affirmative vote of at least a majority of the votes cast by the holders of NorthView’s public shares present in person or represented by proxy at the Special Meeting and entitled to vote on such matter.
The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

The Merger Agreement
The following is a summary of the material terms of the Merger Agreement. A copy of the Merger Agreement is attached as Annex A to this proxy statement/prospectus and is incorporated by reference into this proxy statement/prospectus. The Merger Agreement has been attached to this proxy statement/prospectus to provide you with information regarding its terms. It is not intended to provide any other factual information about NorthView, Merger Sub or Profusa. The following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement. You should refer to the full text of the Merger Agreement for details of the Merger (as defined below) and the terms and conditions of the Merger Agreement.
The Merger Agreement contains representations and warranties that NorthView and Merger Sub, on the one hand, and Profusa on the other hand, have made to one another as of specific dates. These representations and warranties have been made for the benefit of the other parties to the Merger Agreement and may be intended not as statements of fact but rather as a way of allocating the risk to one of the parties if those statements prove to be incorrect. In addition, the assertions embodied in the representations and warranties are qualified by information in confidential disclosure schedules exchanged by the parties in connection with signing the Merger Agreement. While NorthView and Profusa do not believe that these disclosure schedules contain information required to be publicly disclosed under the applicable securities laws, other than information that has already been so disclosed, the disclosure schedules do contain information that modifies, qualifies and creates exceptions to the representations and warranties set forth in the attached Merger Agreement. Accordingly, the representations and warranties in the Merger Agreement are not a current characterizations of factual information about NorthView or Profusa, because they were made as of specific dates, may be intended merely as a risk allocation mechanism between NorthView, Merger Sub and Profusa, and are modified by the disclosure schedules.
General; Structure of the Merger
On November 7, 2022, NorthView, Merger Sub, and Profusa entered into the Merger Agreement, pursuant to which Merger Sub will merge with and into Profusa (the “Merger”), with Profusa surviving the Merger as a wholly owned subsidiary of NorthView (Profusa, in its capacity as the surviving corporation of the Merger, is sometimes referred to as the “Surviving Corporation”). Following completion of the Merger, NorthView will change its name to “Profusa, Inc.” and it will be the direct parent of the Surviving Corporation which will change its name to “Profusa Sciences, Inc.” We sometimes refer to NorthView, as renamed following completion of the Merger, as “New Profusa.”
The Merger is to become effective by the filing of a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of California and will be effective immediately upon such filing or upon such later time as may be agreed by the parties and specified in the Certificate of Merger (such time, the “Effective Time”). The Certificate of Merger will be filed following the closing (the “Closing”) to be held as promptly as practicable, but in no event later than three business days, after the satisfaction or, if permissible, waiver of the conditions set forth in the Merger Agreement (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing will remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), or on such other date, time or place as NorthView and Profusa may mutually agree.
Consideration and Conversion of Securities
Immediately prior to the Closing, Profusa will cause each share of Profusa Preferred Stock that is issued and outstanding immediately prior to the Effective Time to be automatically converted into shares of Profusa Common Stock at the then-effective conversion rate as calculated pursuant to the Profusa Charter. All of the shares of Profusa Preferred Stock converted into shares of Profusa Common Stock will no longer be outstanding and will cease to exist, and each holder of shares of Profusa Preferred Stock will thereafter cease to have any rights with respect to such securities.
At the Effective Time, by virtue of the Merger and without any action on the part of NorthView, Merger Sub, Profusa or the holders of any of the following securities:
(a)
each share of Profusa Common Stock (including shares of Profusa Common Stock issued upon the conversion of shares of Profusa Preferred Stock described above) that is issued and outstanding immediately prior to the Effective Time will be canceled and converted into (i) the number of shares of

NorthView Common Stock equal to the Exchange Ratio, (ii) the number of NorthView Warrants equal to the Warrant Ratio (if any), (iii) the right to receive a pro rata portion of up to 3,875,000 additional shares of NorthView Common Stock if certain milestone events occur within two years after the Closing (“Earnout Shares”), and (iv) the right to receive a pro rata portion of up to 20% of the shares utilized for the Inducement Amount (defined below).
(b)	each share of Profusa Capital Stock held in the treasury of Profusa will be canceled without any conversion thereof and no payment or distribution will be made with respect thereto;
(c)
each share of Merger Sub common stock, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time will be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;

(d)
each Profusa Option that is outstanding immediately prior to the Effective Time shall be assumed by NorthView and converted into (i) an option to purchase shares of NorthView Common Stock (each, a “Converted Option”) subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Profusa Option immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of NorthView Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Profusa Common Stock subject to the Profusa Option immediately before the Effective Time and (2) the Exchange Ratio; and (y) the per share exercise price for each share of NorthView Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Profusa Common Stock of such Profusa Option immediately before the Effective Time by (2) the Exchange Ratio; and

(e)
each outstanding convertible promissory note of Profusa identified in the disclosure schedules as of the date of the Merger Agreement, or issued in any Permitted Financing prior to the consummation of the Business Combination (each, a “Profusa Convertible Note”) together with all accrued and unpaid interest shall be converted into the right to receive a number of shares of NorthView Common Stock determined in accordance with the terms of the applicable Profusa Convertible Note, which shall be $7.00 per share for the junior convertible notes and $4.00 per share for the senior convertible notes.

Earnout
Following the Closing, holders of Profusa Common Stock, in-the-money Profusa Options or Profusa Convertible Notes, in each case, as of immediately prior to the Closing, will receive a pro rata portion of the Earnout Shares if certain milestone events occur within two years after the Closing.
One-quarter of the Earnout Shares will be issued if, during the period beginning on the 18-month anniversary and ending on the second anniversary of the Closing, the NorthView Common Stock achieves a market price of $12.50 per share for any 20 trading days within any 30-consecutive trading period, or Profusa consummates a transaction in which its stockholders have the right to receive consideration implying a value of at least $12.50 per share (“Milestone Event I”). An additional 25% of the Earnout Shares will be issued if, during the period beginning 360 days after the Closing and ending on the second anniversary of the Closing, the Profusa Common Stock achieves a market price of $14.50 per share for any 20 trading days within any 30-consecutive trading period, or Profusa consummates a transaction in which its stockholders have the right to receive consideration implying a value of at least $14.50 per share (“Milestone Event II”). For purposes of satisfying Milestone Event I or Milestone Event II, each of the applicable 30-day trading period shall not overlap provided however, that in event that such 30-day trading period could satisfy either Milestone Event I or Milestone Event II, then Milestone Event II shall be deemed to be satisfied first.
An additional 25% of the Earnout Shares will be issued if, during fiscal year ended December 31, 2024, Profusa consummates the APAC Joint Venture and receives the related $6 million funding. The final 25% of the Earnout Shares will be issued if, during fiscal year ended December 31, 2025, Profusa achieves Earnout Revenue of $99,702,000, as determined in accordance with GAAP and reported on the combined company’s applicable Forms 10-K or 10-Q filed with the SEC; provided that such revenue shall be adjusted to exclude revenue from subsequent “add-on” acquisitions which were not included in the Company’s revenue projections as of the date of this Agreement (such amount, “Earnout Revenue”).

Representations, Warranties and Covenants
Representations and Warranties
The Merger Agreement contains customary representations, warranties and covenants of (a) Profusa and (b) NorthView and Merger Sub. These representations and warranties are subject to materiality, knowledge and other similar qualifications in many respects and expire at the Effective Time. These representations and warranties have been made solely for the benefit of the other parties to the Merger Agreement.
The Merger Agreement contains representations and warranties made by Profusa to NorthView and Merger Sub relating to a number of matters, including the following:
•	organization and qualification to do business, no subsidiaries;
•	organizational documents;
•	capitalization;
•	authority to enter into the Merger Agreement and each ancillary agreement to which it is a party;
•	no conflicts and required filings and consents;
•	permits and compliance;
•	financial statements;
•	absence of certain changes or events;
•	absence of litigation;
•	employee benefit plans;
•	labor and employment matters;
•	real property and title to assets;
•	intellectual property;
•	taxes;
•	environmental matters;
•	material contracts;
•	insurance;
•	approval of the Profusa Board and Profusa shareholder vote required;
•	certain business practices;
•	interested party transactions;
•	the Exchange Act;
•	brokers; and
•	exclusivity of representations and warranties.
The Merger Agreement contains representations and warranties made by NorthView and Merger Sub to Profusa relating to a number of matters, including the following:
•	corporate organization;
•	governing documents;
•	capitalization;
•	authority to enter into the Merger Agreement and each ancillary agreement to which they are a party;
•	no conflicts and required filings and consents;
•	compliance;

•	SEC filings, financial statements and the Sarbanes-Oxley Act;
•	absence of certain changes or events;
•	absence of litigation;
•	approval of the NorthView Board and NorthView stockholder vote required;
•	no prior operations of Merger Sub;
•	brokers;
•	the NorthView Trust Account;
•	employees;
•	taxes;
•	registration and listing of NorthView Common Stock, NorthView Warrants and NorthView Rights; and
•	NorthView’s and Merger Sub’s investigation and reliance.
Conduct of Business by Profusa pending the Merger
From the date of the Merger Agreement and until the earlier of the termination of the Merger Agreement and the Closing or the earlier termination of the Merger Agreement, except as (i) expressly contemplated by the Merger Agreement or permitted by any other provision of the Merger Agreement or any ancillary agreement, (ii) set forth on the Profusa disclosure schedules, (iii) as required by applicable law (including as may be requested or compelled by any governmental authority or in response to any change in Law as a result of addressing COVID-19 or any COVID-19 measures), (iv) as may otherwise be required by applicable fiduciary or contractual obligations, or (v) otherwise consented to in writing by NorthView (which consent shall not be unreasonably withheld, delayed or conditioned) (y) Profusa will, and will cause its subsidiaries (if any) to, conduct their business in all material respects in the ordinary course of business and in a manner consistent with past practice; provided that any actions reasonably taken in response to an emergency or urgent conditions arising from COVID-19 will not be deemed to be outside the ordinary course of business, so long as such actions or omissions are reasonably designed to protect the health or welfare of Profusa’s employees or comply with clause (z) and (z) Profusa will use its reasonable best efforts to preserve substantially intact the business organization of Profusa and its subsidiaries (if any) and will use reasonable efforts to keep available the services of current officers, key employees and consultants of Profusa and its subsidiaries (if any) and to preserve relationships with customers, Suppliers and other persons with which Profusa has significant business relations.
Except as (i) expressly contemplated by any other provision of the Merger Agreement and any ancillary agreement, (ii) as set forth in the Profusa disclosure schedule, (iii) as required by applicable law or any provision of the Merger Agreement, or (iv) as may otherwise be required by applicable fiduciary or contractual obligations, Profusa will not, between the date of the Merger Agreement and the earlier of the termination of the Merger Agreement and the Merger Effective Time, directly or indirectly, do any of the following without the prior written consent of NorthView: (A) amend or otherwise change its certificate of incorporation or bylaws or equivalent organizational documents; (B) issue, sell or grant, or authorize the issuance sale or grant of, or otherwise amend any terms of any shares of any class of capital stock of Profusa, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Profusa, except in connection with: (1) the conversion of shares of Profusa Preferred Stock to Profusa Common Stock in accordance with the Profusa Charter, including in connection with the Profusa Preferred Conversion, (2) the exercise, settlement or vesting of any Profusa Awards in the ordinary course of business, (3) the granting of Company Awards in accordance with certain transactions permitted by the Merger Agreement or (4) any Permitted Financing; (C) transfer, sell or otherwise directly or indirectly dispose of any material tangible assets of the Company other than in the ordinary course of business (other than in connection with any Permitted Financing); (D) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any equity interest or other interest in any corporation, partnership, other business organization or any division thereof or enter into a joint venture, partnership, business association or other similar arrangement with any other entity; (E) reclassify, combine, split, subdivide any of its capital stock that would or would reasonably be expected to materially delay or adversely affect the transactions contemplated by the Merger Agreement; (F) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in or encumber with any lien any of its assets or any of its shares of its securities, in each case other than (1) indebtedness not in excess of $250,000 in the aggregate or (2) convertible notes issued in connection with a Permitted Financing that will convert automatically in accordance with their terms to Profusa Common Stock prior to the Closing; (G) materially amend or change any of Profusa’s accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as may be required by a change in GAAP or otherwise in a manner that would or would reasonably be expected to materially delay or adversely affect the transactions contemplate by this Agreement; (H) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment; (I) (1) license, sublicense, waive, covenant not to assert, pledge, sell, transfer, assign or otherwise dispose of, divest or spin-off, any material item of Profusa IP except for non-exclusive licenses granted in the ordinary course of business, (2) abandon, relinquish, permit to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable all material Profusa IP or (J) disclose or otherwise make available to any person who is not subject to a written agreement to maintain the confidentiality of such trade secrets any material Trade Secret included in the Profusa IP; or (x) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.
Conduct of Business by NorthView and the Merger Sub Pending the Merger
From the date of the Merger Agreement and until the earlier of the termination of the Merger Agreement and the Merger Effective Time, except as (i) expressly contemplated by the Merger Agreement or any ancillary agreement, (ii) set forth on the NorthView disclosure schedules, (iii) as required to give effect to the Transactions by applicable law (including as may be requested or compelled by any Governmental Authority or in response to any change in Law as a result of addressing COVID-19 or any COVID-19 Measures), and (iv) as may otherwise be required by the applicable fiduciary or contractual obligations, unless Profusa otherwise consents in writing, NorthView will conduct its business in the ordinary course and in a manner consistent with past practice and will not, directly or indirectly, take any action that would reasonably be likely to impede or materially delay or prevent the consummation of the transactions proposed under the Merger Agreement. Without limiting the generality of the foregoing, except as expressly contemplated by any other provision of the Merger Agreement or any ancillary agreement thereto, or and as required by applicable law, neither NorthView nor the Merger Sub will, between the date of the Merger Agreement and the Merger Effective Time or the earlier termination of the Merger Agreement, directly or indirectly, take any of the following actions without the prior written consent of Profusa: (A) amend or otherwise change NorthView’s organization documents; (B) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than pursuant to the Redemption Rights or redemptions from the Trust Fund (as defined in the Merger Agreement) that are required pursuant to NorthView’s or the Merger Sub’s organizational documents; (C) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the NorthView Common Stock or NorthView Warrants or NorthView Rights except for Redemption Rights from the Trust Fund that are required pursuant to NorthView’s organizational documents; (D) issue, sell, pledge, dispose of, grant or encumber, or authorize, solicit, propose, or negotiate with respect to the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of NorthView or the Merger Sub or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of NorthView or the Merger Sub; (E) acquire (including by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or any division thereof or any material amount of assets or enter into any strategic joint ventures, partnerships or alliances with any other person; (F) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or intentionally grant any security interest in any of its assets; (G) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants; (H) make, change or revoke any material Tax election, amend any income or other material Tax Return, settle or compromise any material income Tax liability, adopt or change any method of Tax accounting, consent to any extension or waiver of the statute of limitations applicable to any claim or assessment in respect of material Taxes, execute any material “closing agreement” as described in Section 7121 of the Internal Revenue Code of 1986, as amended, (or any corresponding or similar provision of state, local or non-US income Tax Law) or enter into any Tax sharing or similar agreement in respect of material Taxes (other than an Ordinary Commercial Agreement, as defined therein); (I) liquidate, dissolve, reorganize or otherwise wind up the business and operations of NorthView or the Merger Sub; (J) amend any agreement related to the Trust Account; (K) enter into, materially amend, modify or consent to the termination (excluding any expiration in accordance with its terms) of any NorthView or Merger Sub Material Contract (including engagement letters with financial advisors) in a manner that would materially and adversely affect NorthView or the Merger Sub after the Closing or would impose material liabilities on NorthView or the Merger Sub after the Closing, or enter into any Material Contract that would entitle third parties to any bonuses, payments, or other fees conditioned on the consummation of the Closing, except as expressly set forth in the Merger Agreement; or (L) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.
NorthView Stockholders’ Meeting; Merger Sub Stockholder’s Approval; Profusa shareholders’ Requisite Approval
NorthView has agreed to call and hold the special meeting of NorthView’s stockholders (the “Special Meeting”) called for the purpose of voting on the Condition Precedent Proposals as promptly as practicable after the date on which the registration statement of which this proxy statement/prospectus is a part (the “Registration Statement”) becomes effective (but in any event no later than 30 days after the date on which this proxy statement/prospectus is mailed to the stockholders of NorthView) for the purpose of voting solely upon the proposals. NorthView may postpone or adjourn the Special Meeting on one or more occasions for up to 30 days in the aggregate upon the good faith determination by the NorthView Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the proposals or otherwise take actions consistent with NorthView’s obligations pursuant to the Merger Agreement. NorthView has agreed to use its reasonable best efforts to obtain the approval of the proposals at the Special Meeting, including by soliciting from its stockholders proxies as promptly as possible in favor of the proposals. NorthView has agreed that the NorthView Board will recommend to its stockholders that they approve the proposals (the “NorthView Board Recommendation”) and to include the NorthView Board Recommendation in this proxy statement/ information statement/prospectus and will not change, withdraw, withhold, qualify or modify the NorthView Board Recommendation or publicly propose to do so.
Profusa has agreed to solicit the vote of the holders of at least a majority of the outstanding shares of Profusa Common Stock, and Profusa Preferred Stock (on an as-converted basis), voting together as a single class, in favor of the approval and adoption of the Merger Agreement and the Merger and all other transactions contemplated by the Merger Agreement (the “Profusa Stockholder Approval”). Profusa has agreed initially to seek the Profusa Stockholder Approval by irrevocable unanimous written consent within three business days after the Registration Statement becomes effective. In the event Profusa determines it is not able to obtain such written consent within such three business day period, Profusa has agreed to promptly call and hold a meeting of holders of Profusa capital stock for the purpose of voting solely upon the adoption of the Merger Agreement and the approval of the Merger and the Business Combination within 20 days after the Registration Statement becomes effective. Profusa has agreed that the Profusa Board will recommend to its stockholders that they approve the Merger Agreement and the Merger (the “Profusa Board Recommendation”).
Profusa has agreed to use its reasonable best efforts to obtain the Profusa Stockholder Approval, including by soliciting from its stockholders proxies as promptly as possible in favor of the Profusa Board Recommendation. The Profusa Board has agreed not to (a) change, withdraw, withhold, qualify or modify or publicly propose to change, withdraw, withhold, qualify or modify, the Profusa Board Recommendation, or (b) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal, or (c) fail to include the Profusa Board Recommendation in the consent solicitation statement.
Non-Solicitation
From the date of the Merger Agreement until the Effective Time or, if earlier, the valid termination of the Merger Agreement, Profusa will not and will use its reasonable best efforts to cause its and their respective representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal (as defined below) (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal, or (v) resolve or agree to do, or do, any of the foregoing.
Following the execution of the Merger Agreement, Profusa ceased, and it used its reasonable best efforts to cause its representatives to cease, any and all existing discussions or negotiations with any person conducted prior to the date of the Merger Agreement with respect to, or which is reasonably likely to give rise to or result in, an Acquisition Proposal.
If any party or any of its representatives receives any inquiry or proposal with respect to an Acquisition Proposal, then such party has agreed to promptly (and in no event later than 24 hours after such party becomes aware of such inquiry or proposal) notify such person in writing that it is subject to the non-solicitation obligations in the Merger Agreement with respect to the Business Combination that prohibits it from considering such inquiry or proposal.
Stock Exchange Listing
NorthView will use its reasonable best efforts to cause the shares of NorthView Common Stock to be issued in connection with the Business Combination to be approved for listing on the Nasdaq Capital Market at the Closing. During the period from the date of the Merger Agreement until the Closing, NorthView will use its reasonable best efforts to keep the NorthView Common Stock, the NorthView Warrants and NorthView Rights listed for trading on the Nasdaq Capital Market.
Other Covenants and Agreements
The Merger Agreement contains other covenants and agreements, including covenants related to:
•	Profusa and NorthView providing access to books and records and furnishing relevant information to the other party, subject to certain limitations and confidentiality provisions;
•	certain employee benefit matters;
•	director and officer indemnification;
•	prompt notification of certain matters;
•	Profusa and NorthView using reasonable best efforts to consummate the Business Combination;
•	public announcement relating the Business Combination;
•	agreement relating to the intended tax treatment of the Business Combination;
•	cooperation regarding any filings required under the HSR Act;
•	NorthView making disbursements from the Trust Account;
•	the election to the NorthView Board of the individuals designated by NorthView and Profusa in the Merger Agreement;
•	the adoption of the equity incentive plan prior to the Closing; and
•	Profusa’s delivery of its audited financial statements.
Conditions to Closing
Mutual
The obligations of Profusa, NorthView and Merger Sub to consummate the Business Combination, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:
(a)	the Condition Precedent Proposals will have been approved and adopted by the requisite affirmative vote of the stockholders of NorthView;

(b)
no governmental authority will have enacted, issued, promulgated, enforced or entered any law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Business Combination illegal or otherwise prohibits the Business Combination;

(c)	all required filings under the HSR Act will have been completed and any applicable waiting period (and any extension thereof) will have expired or been terminated;
(d)	all consents, approvals and authorizations set forth in the disclosure schedules shall have been obtained from and made with all applicable governmental authorities;
(e)
the Registration Statement shall have been declared effective under the Securities Act; no stop order suspending the effectiveness of the Registration Statement will be in effect; and no proceedings for purposes of suspending such effectiveness will have been initiated or be threatened by the SEC; and

(f)	NorthView will have at least $5,000,001 of net tangible assets following the exercise of the Redemption Rights, however this requirement has since been conditionally waived by Profusa.
(g)	any Non-Redemption Agreements entered into prior to Closing shall have been delivered to NorthView and shall be in full force and effect as of the Closing.
NorthView and Merger Sub
The obligations of NorthView and Merger Sub to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:
(a)	the representations and warranties of Profusa contained in the Merger Agreement will be true and correct subject to various materiality standards;
(b)
Profusa will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	Profusa will have delivered to NorthView a customary officer’s certificate, dated as of the Closing Date, certifying as to the satisfaction of certain conditions;
(d)	no Profusa Material Adverse Effect will have occurred between the date of the Merger Agreement and the Closing Date; and
(e)	Profusa will have delivered to NorthView duly executed copies of the Lock-Up Agreements.
Profusa
The obligations of Profusa to consummate the Business Combination are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:
(a)	the representations and warranties of NorthView and Merger Sub contained in the Merger Agreement will each be true and correct subject to various materiality standards;
(b)
NorthView and Merger Sub will have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time;

(c)	NorthView will have delivered to Profusa a customary officer’s certificate, dated the Closing Date, certifying as to the satisfaction of certain conditions;
(d)	no NorthView Material Adverse Effect will have occurred between the date of the Merger Agreement and the Closing Date;
(e)	the shares of NorthView Common Stock will be listed on the Nasdaq Capital Market as of the Closing Date
(e)	NorthView will have delivered, or be ready to deliver at the Closing, certain closing delivers specified in the Merger Agreement; and
(f)	NorthView’s cash on hand will not be less than $15,000,000.

Termination
The Merger Agreement may be terminated and the Business Combination may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of the Merger Agreement and the Business Combination by the stockholders of Profusa or the stockholders of NorthView, respectively, as follows:
(a)	by mutual written consent of NorthView and Profusa;
(b)
by written notice from NorthView or Profusa to the other if the Effective Time has not occurred prior to June 22, 2024 (the “Outside Date”); except that the Merger Agreement may not be terminated by any party whose breach or violation of the Merger Agreement is the principal cause of the failure of any of the conditions precedent to the Merger on or prior to the Outside Date;

(c)
by written notice from either NorthView or Profusa to the other if any governmental authority in the United States has enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Business Combination illegal or otherwise preventing or prohibiting consummation of the Business Combination;

(d)	by written notice from NorthView or Profusa to the other if any of the Condition Precedent Proposals fails to receive the requisite vote for approval at the special meeting;
(e)
by written notice from NorthView to Profusa if the Stockholder Support Agreements were not delivered by a number of Profusa shareholders sufficient to deliver the Profusa Stockholder Approval within twenty-four (24) hours of the execution and delivery of this Agreement;

(f)	by written notice from NorthView to Profusa if Profusa fails to obtain the Profusa Stockholder Approval within five business days after the Registration Statement becomes effective;
(g)
by written notice from NorthView to Profusa if there is a breach of any representation, warranty, covenant or agreement on the part of Profusa set forth in the Merger Agreement such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; NorthView and Merger Sub” would not be satisfied (a “Terminating Profusa Breach”); provided that, if such Terminating Profusa Breach is curable by Profusa, NorthView may not terminate the Merger Agreement under this provision for so long as Profusa continues to exercise its reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by NorthView to Profusa; or

(h)
by written notice from Profusa to NorthView if there is a breach of any representation, warranty, covenant or agreement on the part of NorthView and Merger Sub set forth in the Merger Agreement such that the conditions described in subsections (a) and (b) under the heading “Conditions to Closing; Profusa” would not be satisfied (a “Terminating NorthView Breach”); provided that, if such Terminating NorthView Breach is curable by NorthView and Merger Sub, Profusa may not terminate the Merger Agreement under this provision for so long as NorthView and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such breach is not cured within 30 days after notice of such breach is provided by Profusa to NorthView.

Effect of Termination
Subject to customary exceptions for confidentiality and other provisions, if the Merger Agreement is terminated, the Merger Agreement will become void and have no effect, without any liability on the part of any party thereto, or such party’s respective affiliates, officers, directors, employees or stockholders, other than liability for any material breach that constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a material breach of the Merger Agreement.
Ownership of New Profusa
As of the date of this proxy statement/prospectus, there are 6,027,219 shares of NorthView Common Stock issued and outstanding, which includes an aggregate of 4,743,750 shares of NorthView Common Stock held by the Sponsor. In addition, as of the date of this proxy statement/prospectus, there is outstanding an aggregate of

17,404,250 warrants to acquire NorthView Common Stock, comprised of 7,347,500 private placement warrants held by the Sponsor and Representatives, 9,487,500 public warrants, and 569,250 Representative Warrants. Each whole warrant will entitle the holder thereof to purchase one share of NorthView Common Stock at an exercise price of $11.50 per share. Additionally, there are 1,897,500 shares issuable pursuant to the 18,975,000 NorthView Rights outstanding. Therefore, as of the date of this proxy statement/prospectus (without giving effect to the Business Combination and assuming that none of NorthView’s outstanding public shares are redeemed in connection with the Business Combination), NorthView’s fully diluted capitalization would be 25,328,969 shares of common stock.
The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

Related Agreements
This section describes certain additional agreements entered into or to be entered into pursuant to the Merger Agreement, but does not purport to describe all of the terms thereof. The following summary is qualified in its entirety by reference to the complete text of each of the agreements. The form of these agreements are attached as Annexes hereto. You are urged to read such agreements in their entirety prior to voting on the proposals presented at the Special Meeting.
Profusa Support Agreement
In accordance with the Merger Agreement, certain stockholders of Profusa representing the requisite votes necessary to approve the Merger Agreement entered into support agreements (the “Stockholder Support Agreement”) with NorthView and Profusa, pursuant to which each such holder agreed to (i) vote all of its

Profusa shares held of record in favor of the approving and adopting the Merger Agreement at any meeting of the stockholders of Profusa, (ii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, in each case, on the terms and subject to the conditions set forth in the form of Stockholder Support Agreement.
Additionally, in connection with the Stockholder Support Agreement, those certain Profusa shareholders receiving shares of NorthView Common Stock in connection with the Business Combination have agreed to be prohibited from selling or transferring their shares of NorthView Common Stock for a certain periods following the Closing (the “Lock-Up”). The applicable Lock-Up periods are (i) six months for 25% of the Lock-Up Shares (as defined in the Stockholder Support Agreement), (ii) nine months for 25% of the Lock-Up Shares, and (iii) one year for 50% of the Lock-Up shares.
Sponsor Support Agreement
Concurrently with the execution of the Merger Agreement, NorthView, Profusa, and the Sponsor entered into a Sponsor Support Agreement (the “Sponsor Support Agreement”) pursuant to which the Sponsor agreed to, among other things, (i) vote at any meeting of the stockholders of NorthView all of its shares of NorthView Common Stock held of record or thereafter acquired in favor of the proposals relating to the Business Combination, (ii) not redeem any of its shares of NorthView Common Stock in connection with the Business Combination, (iii) be bound by certain other covenants and agreements related to the Business Combination, and (iv) be bound by certain transfer restrictions with respect to such securities, prior to the Closing of the Business Combination, in each case, on the terms and subject to the conditions set forth in the Sponsor Support Agreement.
Lock-Up and Registration Rights Agreements
In connection with the Closing, NorthView, the NorthView Initial Stockholders, and certain Profusa shareholders will enter into a Lock-Up Agreement and an Amended and Restated Registration Rights Agreement. Lock-Up Agreement and Amended and Restated Registration Rights Agreement provides customary demand and piggyback registration rights.
Pursuant to the Lock-Up and Registration Rights Agreements, New Profusa will, as soon as practicable, but in any event within 45 calendar days after the Closing Date, use its reasonable best efforts to file with the SEC a registration statement registering the resale of certain New Profusa Common Stock held by the NorthView Holders and the Profusa shareholders party to the Lock-Up and Registration Rights Agreements, and New Profusa will use its reasonable efforts to have the registration statement declared effective as soon as practicable after the filing thereof, but no later than the 90th calendar day (or 120th calendar day if the SEC notifies New Profusa that it will “review” the registration statement) following the Closing.
In addition, pursuant to the Lock-Up and Registration Rights Agreements, New Profusa Common Stock to be issued to the NorthView Initial Stockholders in exchange for shares of NorthView Common Stock that constituted founder shares will be locked-up for 8 months after the Closing Date, subject to earlier release on (i) the last consecutive trading day where the sale price of New Profusa Common Stock equals or exceeds $12.50 per share for any 20 trading days within any 30-trading day period commencing at least 180 days after the Closing or (ii) such date on which New Profusa completes a liquidation, merger, stock exchange or other similar transaction that results in all of New Profusa’s stockholders having the right to exchange their shares of New Profusa Common Stock for cash, securities or other property.
Amendment to Business Combination Marketing Agreement and Engagement Letter
NorthView previously engaged I-Bankers and Dawson James as advisors to assist in holding meetings to discuss the potential business combination and the target business’ attributes, introduce NorthView to potential investors that are interested providing funding in connection with a Business Combination, assist NorthView in obtaining stockholder approval for such business combination and assist NorthView with its press releases and public filings in connection with such business combination (the “Business Combination Marketing Agreement”). In connection with such engagement, NorthView agreed to pay I-Bankers and Dawson James an aggregate cash fee (the “Business Combination Fee”) for such services upon the consummation of a business combination in an amount equal to 3.68% of the gross proceeds of its initial public offering (exclusive of any applicable finders’ fees which might become payable). NorthView had also previously entered into an engagement letter (the “Engagement Letter”) contemplating the Business Combination Fee.

In connection with the Business Combination, NorthView, I-Bankers and Dawson James amended the Business Combination Marketing Agreement and the Engagement Letter to revise a portion of the Business Combination Fee to be payable in NorthView securities rather than cash, with such securities to be subject to similar lock-up provisions as described above.
Vellar Transactions
On February 16, 2024, NorthView and Profusa entered into a binding term sheet (the “Original Term Sheet”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”) with respect to two separate transactions – a private placement investment (the “Stock Subscription”) to acquire Profusa Common Stock that will be converted into New Profusa Common Stock at Closing of the Business Combination and a cash-settled equity derivative transaction (the “CSED” and together with the Stock Subscription, the “Vellar Transactions”). The Original Term Sheet was subsequently amended and restated on May 9, 2024 (as amended, the “Term Sheet”). Pursuant to the terms of the Term Sheet, and subject to mutually agreeable definitive documentation, Vellar and the other investor in the Stock Subscription and CSED will receive a total of 5,000,000 shares of New Profusa as Merger Consideration at the time of Closing of the Business Combination, 2,500,000 shares of which relate to the $5,000,000 pre-closing Stock Subscription for their investment into Profusa, and 2,500,000 shares as Transferred Shares subject to the CSED pursuant to the Term Sheet. Further, an additional 2,500,000 shares of New Profusa Common Stock could be purchased from New Profusa by Vellar and the other investor subject to the CSED. The parties are continuing to draft and finalize the definitive agreements for the Stock Subscription and the CSED in advance of the Business Combination. See section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources” for additional information.
Financial Advisory Arrangement with HCW
HCW acted as Profusa’s financial advisor in connection with the Merger and will receive a transaction fee in connection with the Merger of $1,000,000, payable in cash, and 132,500 warrants to acquire an aggregate of 132,500 shares of common stock of the combined entity following the Merger at an exercise price of $0.01 per share (“HCW Warrants”). Additionally, HCW will receive a fee of 6% of any private placement or other financing proceeds raised in connection with the Merger, other than proceeds from the Trust Account, which will be settled by payment of 25% of any such fee in cash and 75% of any such fee in HCW Warrants (the “Financing Fee”). The Financing Fee will be payable with respect to the Stock Subscription, and will result in a payment of $175,000 payable in cash and 22,500 HCW Warrants.
The Background of the Business Combination
NorthView is a blank check company incorporated in the state of Delaware on April 19, 2021 for the purpose of effecting a merger, share exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses. NorthView leveraged its network and the investing and operating experience of its management team, the NorthView Board of Directors and its advisors, to conduct its search for a business combination. The terms of the Business Combination resulted from arm’s-length negotiations between the NorthView Board (including NorthView’s independent directors) and NorthView’s management team, Sponsor and, at various junctures as further described below, Profusa, Profusa’s management team, and their respective advisors. The following is a brief description of the material background of these negotiations, the Business Combination and related transactions.
On December 22, 2021, NorthView completed the NorthView Acquisition Corporation’s IPO of 18,975,000 units (the “Units”), which included 2,475,000 Units issued pursuant to the full exercise of the over-allotment option granted to the underwriters. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share, one right (the “Rights”), and one-half of one redeemable warrant of the Company (the “Warrants”). Each Right entitles the holder thereof to receive one-tenth of one share of common stock. Each Warrant entitles the holder thereof to purchase one share of common stock for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $189,750,000.
Simultaneous with the closing of the IPO, NorthView completed the private sale of an aggregate of 7,347,500 warrants (the “Private Placement Warrants”) to Sponsor, I-Bankers Securities, Inc. (“I-Bankers”), and Dawson James Securities, Inc. at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $7,347,500. The Private Placement Warrants are identical to the Warrants sold in the IPO except that the Private Placement Warrants: (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, as described in the Registration Statement, in each case so long as they are held by the initial purchasers or any of their permitted transferees. If the private placement warrants are held by holders other than the initial purchasers or any of their permitted transferees, the private placement warrants will be redeemable by NorthView and exercisable by the holders on the same basis as the warrants included in the Units sold in the IPO. No underwriting discounts or commissions were paid with respect to such sale.
A total of $191,647,500 of the proceeds from the IPO (including the full exercise of the over-allotment option) and the sale of the Private Placement Warrants were placed in a U.S.-based trust account maintained by Continental Stock Transfer & Trust Company, acting as trustee.
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until as late as March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding. As of December 31, 2023, NorthView had 833,469 public shares of NorthView Common Stock outstanding, and held approximately $9.3 million in the Trust Account. As of March 22, 2024, NorthView had 738,075 public shares of NorthView Common Stock outstanding, and held approximately $8.4 million in the Trust Account.
Promptly following the IPO, NorthView’s management and the NorthView Board and advisors began pursuing prospective opportunities to acquire businesses and assets with substantial operations in North America using NorthView’s network of investment bankers, private equity firms, and numerous other business relationships. In evaluating potential businesses and assets to acquire, NorthView, together with Sponsor, surveyed the landscape of potential acquisition opportunities based on their respective familiarity with relevant industry sectors. NorthView was focused on sponsoring the public listing of a company that combines attractive business fundamentals with, or with the potential for, a unique product or service that addresses a large consumer or business market with sustainable competitive difference through a business combination. The NorthView team was also focused on sponsoring a company in segments of the economy that were poised to benefit from long-term secular shifts in adoption of technology. Accordingly, NorthView generally looked for acquisition targets that (i) were of a size relevant to the public markets, which NorthView generally viewed as companies with an equity market capitalization of at least $150 million, (ii) were positioned, operationally and financially, to be successful as a publicly held entity and (iii) it believed would benefit from being a publicly held entity, particularly with respect to access to capital for both organic growth and acquisitions. NorthView also looked for those business combinations that it believed would be received well by the public markets. In addition, NorthView anticipated that several potential company types would be attractive for a business combination from its perspective: (i) companies that had already built a unique medical product, service and or technology that addresses a large consumer or business market that could benefit from growth capital or access to the public markets and (ii) companies in the healthcare sector specifically companies in medical devices, biotechnology, diagnostics medical services and technology business sectors where NorthView’s capital, networks, operational experience and strategic insights could help accelerate and significantly improve or enhance outcomes.
Representatives of NorthView and its Sponsor contacted, and were contacted by, a number of individuals and entities with respect to acquisition opportunities. As part of this process, NorthView management considered and conducted an analysis of over thirty potential acquisition targets in a wide variety of industry sectors but principally focused on the health care sector, entering into non-disclosure agreements with twenty-six potential acquisition targets (other than Profusa). Of those twenty-six potential targets, NorthView engaged in more detailed due diligence and discussions directly with the senior executives and/or stockholders of nine such potential acquisition targets (the “Other Potential Targets”).
The nine Other Potential Target businesses were comprised of: (i) a medical device company in wound care (“Company A”), (ii) a company with a novel thrombotic platform (“Company B”), (iii) a company in the electronic vehicle industry in India (“Company C”), (iv) a biotech company focused on patients non-responsive to check point inhibitors (“Company D”), (v) a company in the global shipping and e-commerce industry (“Company E”), (vi) a company in the non-surgical spinal pain management business (“Company F”), (vii) a company in the business of producing a treatment for erectile dysfunction (“Company G”), (viii) and a company which conducts organ transplantation (“Company H”) and a company involved in esoteric diagnostics (“Company I”). As part of its acquisition strategy, NorthView generally did not pursue potential business combinations through widely competitive or auction processes, but instead focused on bilateral discussions with the key decision makers of each of the Other Potential Targets regarding a potential business combination. Both NorthView management and the NorthView Board reviewed a majority of the Other Potential Targets and analyzed the benefits of proceeding with a transaction with each of the Other Potential Targets reviewed.
As NorthView engaged in discussions with Company B, Company C, Company D, Company E, Company F, Company G, and Company H, NorthView decided not to proceed with each Other Potential Target for the following reasons:
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Company B: We engaged in discussions around the overhang and potential dilution of NorthView’s public warrants, and potential valuation changes in the marketplace. On February 10, 2022, NorthView’s Board approved issuing a non-exclusive letter of intent to Company B. Company B did not sign and did not return the draft letter of intent which had been signed by NorthView. Additionally, Company B did not provide audited financial statements on a timely basis, which further solidified NorthView’s determination not to pursue an agreement with Company B.

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Company C: Company C was introduced to NorthView by a prominent investment bank. Early discussions indicated that Company C needed to raise additional working capital in order to meet the estimated timetable to complete a business combination and terms regarding valuation were not able to be resolved. Additionally, PCAOB audited financials were not available and Company C was incorporated outside of the United States which was determined to likely result in additional complications and delays for a potential business combination.

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Company D: After discussions with Company D’s management team, NorthView believed that the company’s working capital needs were beyond the combined group’s fundraising ability based upon changing market conditions.

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Company E: NorthView’s due diligence findings indicated that Company E was not meeting revenue forecasts, needed to raise additional working capital, and that PCAOB audited financial statements were not expected to be available on a timely basis. Further, Company E as incorporated outside of the United States which was determined to likely result in additional complications and delays for a potential business combination.

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Company F: After initial diligence, NorthView determined that the projected market size, capitalization and time to market for the company’s product was too small and/or would not meet NorthView’s minimum requirements.

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Company G: On May 22, 2022 NorthView did an assessment of the expected terms for a non-exclusive letter of intent, and determined that Company G was not able to commit to an acceptable timetable for the business combination process. Additionally, NorthView found that the company was early-stage, had limited management personnel, and was fully engaged in establishing product distribution outside of the United States, which were not favorable factors from NorthView’s perspective.

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Company H: NorthView’s diligence findings indicated that Company H did not have PCAOB audited financial statements available and that its management, in our opinion, was not committed to expending the resources necessary to consummate a business combination. NorthView provided a non-exclusive letter of intent dated October 31, 2022 but never received a response from Company H.

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Company I: Company I was introduced to NorthView by a broker-dealer knowledgeable in Company I’s industry. After completing its initial diligence, NorthView presented proposed terms for a non-exclusive letter of intent to Company I’s management, however there was no further discussion or follow-up from Company I’s management.

Background to Negotiation of Material Terms of the Profusa Transaction
The terms regarding the valuation of Profusa were critical to NorthView’s decision to enter into the letter of intent on June 13, 2022, especially as the market for special purpose acquisition companies (“SPACs”) was changing and the environment for raising capital and closing “de-SPAC” transactions was worsening. In assessing the potential business combination, NorthView focused on a number of key qualitative criteria which it considered to be of far greater relevance than any financial projections prepared by Profusa because Profusa is an early-stage company and any financial projections would, as a consequence and in Northview’s view, be far less indicative of future operating results and Profusa’s current value than the financial projections of any mature operating company. The following were the key criteria evaluated and considered by NorthView’s management:
•	Profusa has been in existence for nearly ten years and raised a combination of equity and grant funding totaling nearly $100 million in aggregate.
•	Several of Profusa’s investors were and are sophisticated venture investors who had invested in 2019 at a post-money valuation of $145 million.
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Subsequent to the investment made by sophisticated venture investors in 2019, Profusa had obtained the European regulatory approval of the Lumee Oxygen product and made significant progress toward obtaining FDA approval in the U.S.

•	With the advice of NorthView’s advisors, NorthView’s board determined that a valuation of $155 million was reasonable at the time based on:
•	Profusa’s most recent valuation of $145 million;
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recent progress and expectation of Profusa’s Oxygen and Glucose monitoring systems with respect to regulatory approval in Europe and the United States, including providing proof of concept and near-term government grant revenue potential through positive results of the Lumee Glucose product feasibility study in 54 subjects, which in NorthView’s judgement substantially enhanced the value of Profusa subsequent to the last round of financing; and

•	discussions regarding the potential government grant revenue and profit expectations based on such regulatory approvals.
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After finalizing the LOI and valuation of $155 million on June 10, 2022, on June 24, 2022, at the request of Profusa, a representative of HCW delivered Profusa’s projections to NorthView which were prepared by Profusa’s management. The financial projections were prepared solely by Profusa’s management. The financial projections were used by NorthView to evaluate an initial valuation and determine preliminary revenue earn-out targets. Preliminary revenue earn-out targets were based on Profusa’s fiscal 2023 and 2024 revenue projections of $16 million and $90 million, respectively, which were subsequently revised as described below. These projections were based on the same assumptions as the Initial Projections, as further described in the section titled “The Business Combination Proposal— Opinion of Marshall & Stevens - Initial Financial Projections”, except for differences in the expected timing of the receipt of proceeds in connection the Business Combination that would be needed to support growth initiatives, as were subsequently reviewed as described below. As was the case with respect to the initial financial projections, the management and board of NorthView relied less on the financial projections than the qualitative criteria discussed above for the reasons set forth at the beginning of this discussion, in pursuing the Business Combination.

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On July 20, 2022, Profusa provided revised financial projections, as well as a summary of management’s plan to accomplish such projections. NorthView’s management and board determined that the assumptions underlying the projections and management’s plan to accomplish such projections were reasonable after detailed review. The financial projections were provided to Marshall & Stevens, who in a report dated July 20, 2022 determined that the range of implied value of Profusa, as of June

20, 2022 was between $274 million and $399 million based upon the assumptions inherent in the projections and plan. Preliminary revenue earn-out targets were based on Profusa’s fiscal 2023 and 2024 revenue projections of $5 million and $93 million respectively.
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On October 7, 2022, Profusa then provided additional revisions to the financial projections, which NorthView’s management and board found to be reasonable after detailed review on October 12, 2022. The revised financial projections were provided to Marshall & Stevens, who in a report dated October 12, 2022 determined that the range of implied value of Profusa, as of December 31, 2022 was between $260 million and $331 million based upon the assumptions inherent in the projections and plan. Revised revenue earn-out targets were based on Profusa’s fiscal 2023 and 2024 revenue projections of $5 million and $73 million, respectively. Management of Profusa and NorthView agreed early on that their mutual goal was to provide Profusa an entry into the public markets at an attractive initial valuation to accomplish their long-term commercial goals. Pursuant to Amendment No. 1 to the Merger Agreement, the revenue earn-out targets have been revised based on the Updated Projections, with fiscal 2024 and 2025 revenue projections of $11.9 million and $99.7 million, respectively.

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NorthView’s board and management noted that a $155 million valuation, as previously negotiated and included in the LOI, was below the range provided by Marshall & Stevens’ fairness opinion and would result in Profusa effectively raising capital in a “down round” when compared to Profusa’s most recent equity financing of $145 million in 2019. However, based on the uncertainties and a downward trend in the public markets, and the goal of providing value to NorthView’s stockholders, NorthView’s board determined that the previously negotiated valuation of $155 million continued to be reasonable. However, in acknowledgement of the developments in Profusa’s regulatory approval process since its previous round of financing, the parties negotiated an earn out of up to 3,875,000 shares, or $38,750,000 assuming a $10 share price, for potential aggregate consideration to Profusa shareholders of up to $193,750,000. The Earnout Shares, being equal to one-quarter of the Merger Consideration being paid at Closing, was a mechanism to bridge the difference to a valuation that Profusa thought was reasonable and in the best interest of its shareholders, and which would only be provided upon the achievement of milestones that would provide value to NorthView shareholders and potential investors. NorthView’s board noted that the consideration to be paid to Profusa in connection with the Merger, including the Earnout Shares, was below the range provided by Marshall & Stevens report, which NorthView’s board determined to be in the best interest of the NorthView stockholders.

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Initially the respective management teams of NorthView and Profusa were concerned about setting a stock price target, which would be outside of the control of management of the combined company, but after discussions with counsel, investment bankers, and understanding the market terms for business combination transactions, the parties decided that a portion of the earnout consideration should be dependent on the combined company’s stock price.

•	The initial terms of the proposed earnout were as follows:
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One-half of the Earnout Shares would be issued if, either (i) between the 18-month anniversary and the two-year anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $12.50 per share for any twenty (20) trading days within a thirty (30) consecutive trading day period or (ii) the consummation of a subsequent transaction occurs during this period, pursuant to which the combined company’s stockholders receive the right to consideration implying a per share value of the combined company’s common stock of at least $12.50 (“Milestone Event I”).

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One-half of the Earnout Shares will be issued if, either (i) between the first and second anniversary of the Closing, the combined company’s common stock achieves a daily volume weighted average market price of at least $14.50 per share for a similar number of days or (ii) the consummation of a subsequent transaction occurs during this period, pursuant to which the combined company’s stockholders receive the right to consideration implying a per share value of the combined company’s common stock of at least $14.50 (“Milestone Event II”).

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The 30 consecutive trading day periods used to satisfy Milestone Event I and Milestone Event II may not overlap; if both Milestone Event I and Milestone Event II would be satisfied using the same 30 consecutive trading day period, Milestone Event II will be deemed satisfied first.

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Subsequently, the parties decided that the stock issuances associated with Milestone Event I and Milestone Event II would be reduced to one-quarter of the Earnout Shares, respectively, and that the remaining Earnout Shares should be issued based upon revenue targets. The initial earnout provisions related to the revenue targets were as follows:

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One-quarter of the Earnout Shares would be issued if the combined company achieves at least $16,000,000 in revenue in fiscal year 2023, and one-quarter of the Earnout Shares will be issued if the combined company achieves at least $90,000,000 in revenue in fiscal year 2024 (or up to one-half of the Earnout Shares if both revenue milestones are achieved).

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The revenue targets for fiscal year 2023 and fiscal year 2024 were later adjusted downward to $5,100,000 and $73,100,000, respectively, in conjunction with Profusa’s revised financial projections, as later modified by Amendment No. 1 to the Merger Agreement and Amendment No. 2 to the Merger Agreement, as discussed in this proxy statement/prospectus.

While the negotiations took place between management of the respective companies, their respective boards both agreed that the valuation and potential consideration to be earned in connection with Milestone Event I and Milestone Event II were reasonable.
Profusa’s most recent cash “burn rate” was approximately $400,000 per month, however that historical burn rate does not include the cost associated with being a public company and does not include further costs associated with ramping up clinical operations and seeking regulatory approval of the Lumee Glucose product. Therefore, the minimum net cash requirement of $15 million at Closing, which has been conditionally waived, was jointly agreed upon by the parties based upon the financial projections provided, the operating experience of the respective management teams, and the goal of having between 12 and 18 months of cash on hand at Closing.
The Inducement Share amount of up to 1,300,000 shares, allocated among Sponsor and Profusa, was suggested by NorthView’s investment bankers in order to reduce the cost basis of potential investors. It was agreed that Sponsor would initially provide up to 1,040,000 of the incentive shares and Profusa would provide up to 260,000 shares from its Aggregate Merger Consideration. Further, the parties agreed that if additional shares were needed as an incentive to investors, each party would bear the cost equally.
The terms of the Lock Up Agreements were advised by investment bankers and legal counsel as being commercially reasonable. The parties will not receive any additional consideration, other than the Aggregate Merger Consideration, as a result of entering into the lock-up agreements.
As time progressed, NorthView engaged in parallel and detailed discussions with Company A and Profusa, as discussed in more detail below:
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On or about the third week of February 2022, NorthView was introduced to Company A by a merchant banking group, Tungsten Partners (Tungsten), who had previously been engaged by Company A, and on February 24 NorthView and Company entered into a non-disclosure agreement and Company A began to provide detailed information to NorthView.

•	Tungsten and Company A’s chief executive officer presented to NorthView on March 24 and April 4, 2022, respectively.
•	NorthView engaged in additional due diligence calls with Tungsten on April 20 and 26, 2022.
•	NorthView’s management created an initial analysis of possible business combination terms on April 27, 2022, followed by an update call on April 29, 2022.
•	Further discussions led by Tungsten also took place on May 2, May 3 and May 6, 2022.
•	On May 17, 2022, NorthView’s management developed a preliminary summary of the possible terms of the business combination.
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On May 23, 2022, while attending the HCW Global Life Sciences Conference in Miami Florida, NorthView’s CEO, Jack Stover, met with Romy Seth of Tungsten to discuss Company A. More detailed discussions between the parties followed on May 25, 2022.

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On June 7, 2022, NorthView’s management, Company A’s management, and Tungsten developed a detailed timeline and schedule outlining the time from signing a letter of intent to the expected closing of a business combination.

•	Detailed due diligence on Company A subsequently began on June 10, 2022, once Company A provided NorthView with virtual data room access.
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On May 18, 2022, a representative of the M&A group for HCW, who was acting as Profusa's financial advisor and had been engaged to act as a placement agent in connection with any securities offering (including a private investment in public equity) that Profusa might enter into should it engage in a business combination with a special purpose acquisition company, introduced Jack Stover, Ben Hwang, Chief Executive Officer of Profusa, and suggested a meeting at the HCW Global Life Sciences Conference. On May 25, 2022, Ben Hwang and Jack Stover met in person and shared interest in the opportunity of a business combination at a high level, noting that there was a good deal of mutual interest and expertise. This was followed by a call with the parties and the representative of HCW on May 31, 2022, where more details of Profusa were shared and a mutual non-disclosure agreement was signed to further the diligence process with Profusa. Accordingly, NorthView was granted access to a virtual data room which was in the process of being updated. Additionally, Profusa and NorthView began exchange proposed terms for a potential transaction.

HCW will receive a transaction fee in connection with the Business Combination. See “Proposal 1—The Business Combination Proposal—Related Agreements” for more information.
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From June 1 to June 3, 2022, NorthView management provided Profusa with drafts of a term sheet and discussed the proposed terms with Profusa’s management. Included in the term sheets were sources & uses of funds, pro forma cap tables, estimated fees and earnouts provisions based on various post-close stock price trading.

•	On June 2, 2022, NorthView presented Profusa with an initial draft of a non-exclusive letter of intent (“LOI”).
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On June 8, 2022, NorthView management presented the detailed terms of the two non-exclusive letters of intent for Company A and Profusa to the NorthView Board of Directors who approved signing both letter of intent in substantially the form presented.

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From June 2 through June 12, 2022, there were various calls, meetings, discussions and negotiations related to the key terms of the letters of intent. The Profusa LOI, which valued Profusa at $155 million, was finalized on June 10, 2022 and subsequently executed on June 13, 2022, with an effective date of June 10, 2022. The parties held an update call with representatives of Profusa management, NorthView management, HCW and I-Bankers Securities on June [•], 2022.

•	In addition to the Profusa LOI, NorthView entered into a second non-exclusive letter of intent with Company A, effective as of June 10, 2022.
•	On June 16, 2022, Tungsten initiated a weekly update call including the CEO of Company A, representatives of I-Bankers, two representatives of Tungsten and NorthView management.
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On June 23, 2022, a list of updated documents in the Profusa virtual data room was presented to NorthView. The virtual data room was populated with, among other things, documents relating to Profusa’s organizational structure, governing documents, historical financial statements and material contracts. The NorthView team and its legal representatives at ArentFox Schiff LLP continued to conduct diligence on Profusa’s business including its financial outlook, product roadmap, patent strategy, technology platform, and clinical programs and progress, as well as pending product approvals, marketing channels, investor agreements and growth initiatives.

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On June 24, 2022, Profusa provided Northview with the Initial Projections. The Initial Projections were prepared solely by management of Profusa. See “Opinion of Marshall & Stevens—Initial Financial Projections” for more information.

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On June 29, 2022, an internal evaluation was made by the NorthView team which identified Profusa as its lead target candidate for a business combination. On June 30, NorthView had a call with Marshall & Stevens to discuss a possible fairness opinion and to get clarity on the process and timing for such an opinion.

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On June 30, 2022, Tungsten, I-Bankers, NorthView and management of Company A participated in a weekly call to discuss progress. On July 1, 2022, two calls were taken the first with management of NorthView and Profusa and included HCW. Later that day an update call was held between the management of NorthView and I-Bankers who represent NorthView.

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On July 2, 2022, NorthView verbally authorized Marshall & Stevens to proceed with a multi-phase preliminary valuation of potential targets and a full fairness analysis of Profusa. Marshall & Stevens’ analyses were expected to be performed using three accepted methodologies i.e., a cost approach, an income approach and a market value approach, as appropriate. NorthView and Marshall & Stevens executed an engagement letter, which fully scoped their work, procedures and contractual conditions, on July 19, 2022.

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Marshall & Stevens’ services included an analysis of Profusa on a going concern basis (consolidated with its subsidiaries, if any) and, if requested, fairness to NorthView, from a financial point of view, of the purchase price and consideration to be paid for Profusa. Such analysis was proposed to be performed in a phased approach. In the first phase, Marshall & Stevens would perform such research and analysis as necessary to determine on a preliminary basis whether or not the Purchase Price to be paid by NorthView for Profusa is fair to NorthView from a financial point of view. Marshall & Stevens would then make a presentation to the NorthView Board regarding their preliminary analysis, respond to questions and consider any input that we may be given by the NorthView Board and/or its advisors. If authorized to proceed to the second phase, Marshall & Stevens would then complete their analysis and issue a draft written opinion as to whether or not the Purchase Price expected to be paid by NorthView for Profusa is, in Marshall & Stevens’ opinion, fair to NorthView from a financial point of view as of the date of such draft opinion. For the third phase, if requested by the NorthView Board, Marshall & Stevens would finalize their work (taking into consideration any input from the NorthView Board and/or its advisors) and issue their final opinion and review the proxy language related to Marshall & Stevens, their engagement, and their Opinion.

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On July 12, 2022, NorthView held an initial call with Marshall & Stevens to introduce them and Profusa in connection with providing a fairness opinion. Marshall & Stevens interviewed management and discussed, among other things, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

•	On July 14, 2022, NorthView, management of Company A, representatives of Tungsten and I-Bankers participated in a weekly update call.
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On July 20, 2022, Marshall & Stevens made a presentation to the NorthView Board on their preliminary analysis of a potential merger between NorthView and Profusa, and took questions from the NorthView Board. The advice presented by Marshall & Stevens as to fairness could only be used by the NorthView Board to assist them in determining whether or not to proceed with the Profusa transaction and whether or not to recommend the proposed Profusa transaction to the NorthView stockholders for approval. In addition, management of NorthView presented a comprehensive analysis of Profusa and compared Profusa to two Other Potential Targets (Company “A” and Company “E”).

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On July 20, 2022, NorthView management presented a status update on two primary targets, Company A and Profusa, as well as Company C, which was still in consideration and as a non-exclusive letter of intent was being negotiated. An update on potential secondary targets, Company E, Company F and Company G was also presented to the Board.

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On July 25, 2022, NorthView and Company A decided that they would not be able to agree on terms for a proposed transaction, and the parties chose not to proceed in further discussions. The LOI with Company A later expired pursuant to its terms.

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From July 17, 2022, until on or about August 17, 2022, NorthView management, I-Bankers, Profusa management and HCW held various conversations regarding potential financing commitments, as summarized below:

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On July 18, 2022, a discussion took place between Profusa and a potential debt/equity investor who was focused on intellectual property collateral. This was followed by a call between Ben Hwang of Profusa and NorthView management later that day.

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On July 19, 2022, the NorthView management team initiated a call with Profusa management to discuss financing options. Later that day, a detailed call was held with Profusa management of Profusa to discuss the engagement of Marshall & Stevens and the information needed to perform the valuation.

○	On July 25, 2022, NorthView management initiated an update call with representatives of I-Bankers and HCW.
○	On July 26, 2022 a brief discussion took place initiated by HCW with potential equity line of credit investors.
○	On July 27, 2022, a meeting took place between NorthView management, the CEO of Profusa and of the law firm Brown Rudnick to discuss intellectual property mapping and strategy.
○	On August 1, 2022, NorthView management held an internal call to evaluate the Profusa opportunity.
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On August 10, 2022, NorthView and Profusa management held a call with a possible investor who was evaluating Profusa’s intellectual property. Following the call, NorthView management concluded that Profusa was its leading candidate for a business combination.

○	On August 17, 2022, a kickoff meeting and update call was held, including members of NorthView management, Profusa management, and the senior partner of our law firm, ArentFox Schiff LLP.
○	On August 17, 2022, a kickoff meeting was held with management of Profusa and NorthView to start initial planning for preparation for negotiating and drafting the Merger Agreement.
•	On August 19, 2022 NorthView management and a representative from HCW had a brief update call.
•	On August 22, 2022, a follow-up kickoff call was held NorthView, Profusa and Dawson James Securities on August 22, 2022.
•	From August 26 to September 13, 2022, NorthView and Profusa held several follow-up calls to discuss status and updates.
•	On September 16, 2022, the parties held a call including their respective legal counsel.
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Additional Merger Agreement discussions and negotiations took place on via conference call on September 21, September 27, September 28, September 29 and December 31, 2022, October 6, October 17, October 19, October 24, October 29, October 31 and November 1, 2022.

•	Management of NorthView met with certain directors of Profusa via a virtual meeting on October 1, 2022.
On November 1, 2022 NorthView’s management team provided NorthView’s Board with a summary of key terms expected to be included in the final Merger Agreement, including:
•	Consideration
(i)	$155 million equity value with an earn-out opportunity up to $38.75 million.
(ii)	Earn-out milestones based on revenue and stock price.

•	$15 million of minimum net cash at close.
•	Financial inducements to meet minimum cash requirements
(i)	Sponsor and Profusa will contribute an aggregate of up to 1,300,000 incentive shares of NorthView Common Stock with 80% of such shares contributed by Sponsor and 20% contributed by Profusa.
(ii)	If additional incentive shares above 1,300,000 shares are required, Profusa and Sponsor will each contribute 50% of such shares, respectively.
(iii)	Sponsor and Profusa will have the ability to obtain additional shares, pursuant to the Profusa Inducement Recoupment Earnouts (as defined below).
•	Lock-up agreement: A one-year lock-up period, with 25% of the lock-up shares releasing six months after closing, and 25% of the lock-up shares releasing nine months after closing.
•	Customary Representations and Warranties.
On November 3, 2022, a NorthView Board meeting was called in order to formally approve the Merger Agreement, and the Merger Agreement was executed on November 7, 2022.
On September 12, 2023, the parties to the Merger Agreement entered into an Amendment No. 1 to the Merger Agreement (“Amendment No. 1 to the Merger Agreement”) pursuant to which the parties agreed to revise the revenue earnout milestones to reflect the Updated Projections, as described below. Specifically, Amendment No. 1 revised the definition of “Milestone Event III” and “Milestone Event IV” such that one-quarter of the Earnout Shares would be issued to Profusa shareholders if the combined company achieves Earnout Revenue of $11,864,000 for the fiscal year ended December 31, 2024, and one-quarter of the Earnout Shares would be issued to Profusa shareholders if the combined company achieves Earnout Revenue of $99,702,000 for the fiscal year ended December 31, 2025. On September 13, 2023, NorthView filed a Current Report on Form 8-K regarding Amendment No. 1 to the Merger Agreement with the SEC.
On January 12, 2024, the parties to the Merger Agreement entered into an Amendment No. 2 to the Merger Agreement (“Amendment No. 2 to the Merger Agreement”) pursuant to which the parties agreed to revise the definition of “Milestone Event III” and such that the Earnout Revenue milestone of $11,864,000 for the fiscal year ended December 31, 2024, was replaced with a milestone of consummating the APAC Joint Venture and receipt of the related funding (as described elsewhere in this proxy statement/prospectus) during the fiscal year ended December 31, 2024. On January 22, 2024, NorthView filed a Current Report on Form 8-K regarding Amendment No. 2 to the Merger Agreement with the SEC.
On March 4, 2024, the parties to the Merger Agreement entered into an Amendment No. 3 to the Merger Agreement (“Amendment No. 3 to the Merger Agreement”) pursuant to which the parties agreed to revise the Company Reference Value to adjust for financing proceeds and debt conversions that could be received by Profusa prior to the Business Combination. On March 14, 2024, NorthView filed a Current Report on Form 8-K regarding Amendment No. 3 to the Merger Agreement with the SEC.
Background to Discussions with Financing Sources
Prior to NorthView entering into a Business Combination, NorthView management and Cohen & Company had a Zoom call on July 28, 2022 and again on August 10, 2022 to discuss the state of the SPAC market, Cohen & Company’s capabilities and Cohen & Company’s interest in supporting SPAC funding around NorthView’s expected business combination in the future. Cohen & Company also discussed its affiliate Vellar Opportunities Fund Master, Ltd. (“Vellar”) and the parties agreed to coordinate a meeting with Vellar.
On August 16, 2022, Cohen & Company and its affiliate Vellar had a Zoom call with NorthView to discuss Vellar’s capabilities and interest in supporting general SPAC funding. Vellar representatives presented a sample share forward transaction term sheet. The parties reviewed and discussed the instrument in detail and no further discussions ensued regarding potential financing or targets after the meeting. Neither Cohen & Company nor Vellar have relationships or affiliations with NorthView or its Sponsor.

On October 2, 2022 Benchmark and Northview entered into a non-disclosure agreement and began discussing investment opportunities, options and the changing state of the SPAC market and how it could affect NorthView. Benchmark was formally engaged on June 15, 2023 to provide capital market advisory and merger advisory services.
On February 28, 2023, HCW contacted NorthView and Profusa and communicated that Vellar was interested in providing a structured debt instrument, which could bring $5 million at close and another $5 million once shares were registered. They would also move quickly and could get a term sheet in two weeks. Both NorthView and Profusa agreed to a due diligence meeting and HCW coordinated a Zoom meeting for March 2, 2023.
On March 2, 2023 representatives of Vellar, Profusa management and NorthView management had a virtual meeting. Profusa provided a business update and then the group discussed financing alternatives. Discussions ensued and it was agreed to continue to have discussions on private placement financing.
On March 21, 2023 HCW delivered Vellar’s non-binding $25 million Secured Convertible Note term sheet to be reviewed in a Zoom meeting scheduled for March 23, 2023. Compared to other financing instruments NorthView and Profusa were evaluating, the terms were not as favorable and the group discussed mechanisms to provide the company with cash sooner. The following terms were presented and discussed in the meeting:
•	$25 million secured Convertible Notes with 5 million detachable warrants and 12.5% OID to be funded over multiple tranches at 9% interest
•	1st tranche $5 million of funding at closing of business combination agreement, less OID
•	2nd tranche $5 million, subject to trading conditions
•	3rd tranche $7.5 million, subject to trading conditions
•	4th tranche $10 million, subject to trading conditions
On March 29, 2023, HCW presented Vellar’s updated terms based on discussions in the prior meeting. The key term changes were decreasing the OID from 12.5% to 10%, increasing the second tranche from $5 million to $7.5 million and decreasing the proposed warrants. The closing of the Convertible Note was also conditioned by a $10 million private placement into Profusa prior to the close of the Business Combination.
On April 20, 2023, Vellar, NorthView and Profusa had an update call to review the proposed change in terms. After the meeting, Vellar informed NorthView management of its continuing interest in Profusa, however Vellar was not able to commit to an investment at that time.
Benchmark Capital identified a potential SPAC investor and coordinated an introductory Zoom call with Atalaya Capital Management LP (“Atalaya”) on April 27, 2023. Atalaya does not have relationships or affiliations with NorthView or its Sponsor.
Follow up calls on May 1, 2023 and May 3, 2023 were conducted to discuss potential investment instruments and terms and on May 5, 2023 Atalaya presented draft terms for a Senior Convertible Note and Redemption Recapture Agreement. Key terms were:
Sr. Convertible Note key terms:
•	$26 million (an up to $100 million) secured Convertible Notes with 1.3 million detachable warrants (reference price of $13 million) and 10% OID to be funded over multiple tranches at 10% interest;
•
1st tranche $3 million of funding at closing of business combination agreement, less OID. The Issuer and Atalaya shall mutually work towards defining the remaining tranches after the transaction has been executed;

•	2nd tranche $3 million, subject to trading conditions and subject to investment committee approval;
•	3rd tranche $10 million, subject to trading conditions and subject to investment committee approval;
•	4th tranche $10 million, subject to trading conditions and subject to investment committee approval.
Redemption Recapture Agreement key term
•	Up to 5 million share ($50 million)

On May 15, 2023, Atalaya, Profusa and Northview signed an NDA and on May 17, 2023 the parties had a Zoom call to discuss the draft term sheets.
On May 25, 2023, NorthView and Profusa responded to the draft term sheet via a marked up version of the draft term sheet. Key term changes to the Senior Convertible Note were as follows:
•
$26 million (an up to $100 million) secured Convertible Notes with 1.3 million detachable warrants (struck at 135% of the Note conversion price) and 7% OID to be funded over multiple tranches at % interest

•	1st tranche $3 million of funding at closing of business combination agreement, less OID
•	2nd tranche $3 million, upon registration of the underlying shares
The Issuer and Atalaya shall mutually work towards defining the remaining tranches after the Transaction has been executed,
•	3rd tranche $10 million, subject to trading conditions and subject to investment committee approval
•	4th tranche $10 million, subject to trading conditions and subject to investment committee approval
On June 2, 2023, Atalaya response to NorthView and Profusa’s counteroffer and essentially reverted back to their original proposal and on June 20, 2024 the parties executed non-binding term sheets for the Senior Convertible Note and Redemption Capture agreement.
Sr. Convertible Note key terms:
•	$26 million (an up to $100 million) secured Convertible Notes with 1.3 million detachable warrants (reference price of $13 million) and 10% OID to be funded over multiple tranches at 10% interest
•	1st tranche $3 million of funding at closing of business combination agreement, less OID
The Issuer and Atalaya shall mutually work towards defining the remaining tranches after the Transaction has been executed,
•	2nd tranche $3 million, upon registration of the underlying securities
•	3rd tranche $10 million, subject to trading conditions and subject to investment committee approval
•	4th tranche $10 million, subject to trading conditions and subject to investment committee approval
Atalaya, Profusa and NorthView proceed with due diligence and drafting definitive agreements however, the parties could not finalize a definitive agreement. After negotiating with Atalaya, and following various conversations with Benchmark and NorthView counsel, there were several matters that could not be resolved satisfactorily. The unresolved matters included the proposed size of $100 million for the convertible note was beyond the anticipated needs of the combined company and was expected to be too costly; the lack of clarity on available capital proceeds to be available at the time of Closing; the lack of certainty of funding of the 3rd and 4th tranches; and the proposed term of the proposed Redemption Recapture Agreement of seven years was determined to be too long for the combined company’s needs. The general inability to find a mutual resolution to these matters resulted in our decision not to proceed with further discussion of the transactions.
HCW and I-Bankers identified potential SPAC investors whose terms were reasonable and favorable to the specific de-SPACing plans and capital needs of NorthView and their target, Profusa. In July of 2023, HCW introduced NorthView and Profusa to Arena Investors, LP (“Arena”) as a potential source of financing for the Business Combination and an NDA was entered into. Profusa and Northview chose at that time to pursue a possible financing facility with Arena based on the NorthView and Profusa’s advisors’ previous experience and familiarity with Arena as an investor.
On August 15, 2023, a representative of HCW reviewed Arena’s draft term sheets for a possible $10 million ($9 million net of OID) Convertible Note and an up to $150 million Equity Line of Credit (“ELOC”) with management of Profusa. On August 17, 2023, Profusa, NorthView, and representatives of HCW had a virtual meeting with representatives of Arena to better understand the proposed terms of both the draft Convertible Note as well as the draft ELOC. On August 24, 2023, representatives of NorthView, Profusa and HCW met via Zoom call to provide comments and seek clarity on the terms of the Arena term sheets.

Discussions between the parties related to the $10 million Convertible Note included general desired financing terms, timing of commitment fee payment, legal expenses, timing of funding, availability of funds and instrument structure and restrictions. In general, NorthView and Profusa considered the near-term working capital cash requirements of validating product, mid-term cash requirements of scaling operations, the potential dilutive effect of a large near-term capital raise and having an instrument in place to match future monthly cash needs. In exchange for entering into the $10 million Convertible Note, the Combined Company would be obligated to enter into the $150 million ELOC. Specifically, negotiations included the desire of the Profusa and NorthView management teams to improve the cash at close (to $3 million) rather than $1 million (with $2 million held in escrow subject to trading limitations) to assist in meeting our minimum cash requirements.
The ELOC term sheet provided for an up to $150 million ELOC for New Profusa Common Stock (limited to no more than 19.9% of the then outstanding New Profusa Common Stock) subject to definitive documentation with Arena Business Solutions Global SPC II, Ltd. (Arena) was signed by Profusa and NorthView requiring a Deal Deposit of $25,000. The term of the ELOC would be for 36 months. As part of this agreement, it was anticipated that consideration in the form of a $3,500,000 fee would be payable to Arena by New Profusa within thirty calendar days of the closing of the Business Combination in the case of a cash settlement, or promptly after the effectiveness of a registration statement filed with the SEC following the Closing. In negotiations related to the draft terms of the ELOC, the Company sought to either obtain a lower fee consideration at close or to potentially trade a higher fee for more cash at close and to also target a floor price of approximately $4 per share to limit the dilution that could be caused by the ELOC Commitment Fee.
After robust discussions, the basic terms of the term sheets previously offered by Arena did not change significantly. It was agreed that New Profusa would have the option to pay the Commitment Fee in cash, stock, or any mix of cash and stock; however, it was expected that New Profusa would settle the Commitment Fee in cash as New Profusa does not anticipate filing a registration statement prior to the due date of the Commitment Fee.
The Company then determined at the time that a $10 million Convertible Note, that could provide $9 million in near-term cash, and a $150 million ELOC to provide mid-term cash as needed, could be an appropriate cash management strategy. The Company also considered the appropriateness of a $3.5 million commitment fee for a $150 million ELOC over three years and determined the fee to be not outside of market conditions at the time.
On September 11, 2023, the Company signed a non-binding Term Sheet for the $10 million ($9 million net of OID) Convertible Note and $150 million ELOC with Arena with the general terms as noted above.
In subsequent discussions and due diligence, the Company considered the cash contributions from the APAC Joint Venture, cash that that could be generated through the trust or private placement investments and Profusa’s bridge loan and decided to terminate the $10 million Convertible Note discussions and instead consider a $2.0 million term loan (the “Term Loan”) from Arena with the $150 million ELOC. The Company and Arena had further discussions and it was determined that Arena could provide a $2 million, 6-month Term Loan at 10% OID and 10% interest.
On December 2, 2023, the Company made a Deal Deposit payment to Arena for legal and due diligence expense related to drafting the Term Loan and ELOC agreements. Discussions with Arena regarding the details of the definitive agreement and further due diligence continued. On December 6, 2023, the Company received draft term sheet for the $2.0 million Term Loan, however, following subsequent discussions, and in considering the cash contributions from the APAC Joint Venture, potential Trust Account proceeds, Profusa’s bridge loan and the potential conversion of the NorthView Working Capital Loan, the Company and Profusa decided to not execute the $2.0 million Term Loan and rather decided to revert to the previous $10 million ($9 million net of OID) Convertible Note and $150 million ELOC which included the following basic terms.
The parties continued to draft and negotiate the definitive transaction documents and included discussions about the need of Arena to have security for the Convertible Note and the need to potentially have Tasly release a portion or all of their security in their loan to Profusa. This resulted in a potentially unresolvable problem in early February 2024.
Through their relationship with HCW, Profusa and NorthView received notice on January 26, 2024 that Vellar would like to reengage in financing discussions, if it was not too late. Accordingly, HCW set up a Zoom meeting for January 29, 2024, with Vellar, NorthView and Profusa. HCW contacted over 100 potential investors, including Vellar, as part of their outreach for the private placement transaction.

In the January 29, 2024 meeting, Vellar presented a draft non-binding term sheet whereby Vellar would purchase 320,000 private placement shares at a purchase price of $10.00 per share, in exchange for NorthView and Profusa causing an additional 2,400,000 Founder Shares to be transferred to Vellar. The Company informed Vellar that it would be seeking an up to $20 million private placement fundraise at $2.22 per share, and Vellar decided to consider the private placement offering and would evaluate NorthView and Profusa’s terms and respond.
After contemplating NorthView and Profusa’s term sheet, NorthView and Profusa received an email from HCW on February 5, 2024, describing an offering from Vellar and another investor to be determined by Vellar, whereby Vellar would lead a $4 million private placement purchase at $2.00 per share versus NorthView and Profusa’s $2.22 price per share, along with a 4,000,000 share Forward Purchase Agreement (FPA), with a condition precedent that no other structured agreements, such as a Senior Convertible Note or Equity Line of Credit would be in place. It was also noted by management of Profusa that two high potential private placement investors were currently awaiting lead investor terms.
On February 6, 2024, Vellar provided a revised non-binding term sheet including a response to questions/issues previously raised by NorthView and Profusa, which increased the private placement from $4 million to $5 million and increased the FPA from 4.0 million shares to 5.0 million shares, and also provided detailed terms of the FPA, including a tenor of 6 to 36 months, a reference price of $10.00 per share and a settlement amount adjustment of $2.00 per share.
On February 7, 2024, a Zoom call took place between management of NorthView, Profusa and Vellar to review the terms they were proposing and on February 8, 2024, Vellar provided a further updated draft term sheet that was a binding term sheet. The draft binding term sheet limited the amount of cash transaction expense to be paid by NorthView and Profusa at Closing to $1.5 million, provided for additional funding to New Profusa of up to $1.0 million 90 days after Closing which could be used to pay deferred transaction expenses, with the amount of such additional funds to be netted against the amount due at settlement of the transaction, and increased the settlement amount adjustment to $2.50 per share.
On February 9, 2024, a Zoom call took place between NorthView and Profusa’s management and representatives of Vellar to review the updated terms presented on February 7, 2024.
On February 12, 2024, NorthView and Profusa received an updated draft of the term sheet. Questions and suggestions around term sheet provisions were subsequently provided by NorthView and Profusa’s management in anticipation of a call that took place on February 13, 2024 between NorthView and Profusa’s management and a representative of Vellar and the following matters were discussed and resolved:
•
The initial discussion contemplated Vellar holding publicly traded shares of NorthView stock and that such shares would be subject to an FPA or share equity forward agreement. However, it was decided that Vellar would acquire shares from existing Profusa Common and Preferred shareholders prior to the Closing that would be subject to a cash-settled equity derivative transaction (CSED), presuming that Profusa management could identify such shareholders and such shares would be available for acquisition by Vellar, and these shares would represent 50% of the shares that Vellar would acquire in connection with the CSED, and that the other 50% of the shares to be the subject of the CSED would be the Additional Shares acquired from New Profusa. Profusa management agreed that such shares to be acquired from Profusa shareholders could be identified and be available and management of NorthView and Profusa agreed to work to support the transaction and accordingly agreed with Vellar’s request.

•
Vellar requested a $500,000 break-up fee. NorthView and Profusa accepted this and countered seeking a break-up fee or liquidated damages in return if Vellar chose to terminate. It was agreed to address this in a later definitive agreement.

•	An 18-month tenor was proposed and Vellar indicated it did not plan to purchase shares of NorthView from the public float.
•
Due to the size of the transaction including working capital, the private placement investment of $5.0 million and 5.0 million share CSED, Vellar intends to partner with another investor. Although there is currently no agreement to include another investor, the potential investor is familiar with the proposed Business Combination as disclosed in this proxy statement/prospectus and is interested in participating in the proposed transaction. The other investor has no relationship with Vellar, NorthView, Profusa or their affiliates. The financing is not conditioned upon Vellar syndicating the transactions; however, the size and timing of funding of the transaction may differ if Vellar is not able to find a co-investor. Vellar has indicated that they are confident their ability to syndicate the transaction.
•
The term sheet originally limited the conversion of Profusa and NorthView (working capital) convertible notes to 1.375 million shares. At the request of NorthView and Profusa, the quantity of shares was increased to cover working capital needs however it was agreed that such shares would be subject to registration not before 90 days.

•
Further, Vellar required that all shares, other than the notes converted to shares above, must be subject to a 90-day lock up. Profusa management agreed to this change since the Merger Agreement had lock ups of 25% at 6 months, 25% at 9 months and the remaining 50% at one year.

•
Vellar further required that no more than $1.5 million in expenses be paid at close and the remaining cash transaction expense be deferred 90 days after close of the business combination. Vellar agreed to fund up to $1.0 million to New Profusa 90 days after Closing, and such amount would be netted against the amount due at settlement of the CSED. Vellar further agreed that the $1.0 million payment could be used to pay deferred transaction cost.

•
Vellar asked that NorthView management consider making a tender offer to outstanding Rights shareholders. Management was supportive of the concept subject to reasonable cost/benefit analysis and the Company stated that it would do additional research on the practicality of such a transaction and consider an offering prior to close of the business combination. Making a tender offer is not a condition of financing and would not impact the quantum of the Profusa private placement with Vellar, however it may impact the timing of receipt of private placement proceeds. As of the date of this filing, NorthView and Profusa are still evaluating the feasibility of a rights offering or an amendment of the Rights Agreement.

•
On February 14, 2024, in a Zoom call, Vellar indicated that it wanted to add to the term sheet the condition that the APAC Joint Venture would need to close (bringing in an additional $4 million of capital) prior to closing. Management agreed to this since it had already contemplated such and it was already anticipated.

On February 14, 2024, the draft of the binding term sheet was provided to NorthView and Profusa’s legal counsel who offered final suggestions and completed their review on February 15, 2024. Additionally, the final draft binding term sheet was provided to the Board and Audit Committee of NorthView who unanimously approved signing such term sheet.
The Original Term Sheet was subsequently amended and restated on May 9, 2024, to clarify certain provisions of the Original Term Sheet.
On February 16, 2024, HCW contacted Arena to terminate further negotiation regarding potential financings through Arena.
Vellar Transactions
On February 16, 2024, NorthView and Profusa entered into a binding term sheet (as amended and restated on May 9, 2024, the “Term Sheet”) with Vellar Opportunities Fund Master, Ltd. (“Vellar”), with respect to two separate transactions – a private placement investment (the “Stock Subscription”) by Vellar to acquire Profusa Common Stock that will be converted into New Profusa Common Stock in connection with the Business Combination, and a cash-settled equity derivative transaction (the “CSED” and together with the Stock Subscription, the “Vellar Transactions”). Vellar is expected to syndicate the transactions to partner with another investor, however no such party has been determined yet. The other investor will be determined solely by Vellar, and included in the definitive agreements for such transactions.
Stock Subscription
Pursuant to the Stock Subscription, Vellar will subscribe for the purchase of shares of Profusa Common Stock in such amount that upon the completion of the Business Combination and the application of the Exchange Ratio will be exchanged for such consideration as is provided for in the Merger Agreement, including that number of shares of New Profusa Common Stock as is equal in the aggregate to 2,500,000 shares of New Profusa Common Stock (the “Stock Subscription Shares”). The aggregate gross proceeds under the Stock Subscription to Profusa will be $5,000,000. The Stock Subscription implies a value of $2.00 per share for a share of New Profusa Common Stock.
The consummation of the Stock Subscription between Vellar and Profusa will be conditioned upon Profusa entering into a binding, non-revocable agreement for Profusa to receive $4 million of net cash proceeds from the APAC Joint Venture prior to or concurrent with the consummation of the Business Combination. In addition, the definitive documentation of the CSED Transaction must have been executed and Transferred Shares must have been delivered to investor as a condition to the funding of the Stock Subscription.
Cash-Settled Equity Derivative Transaction (CSED)
Prior to the Closing of the Business Combination, one or more pre-existing shareholders of Profusa will transfer to Vellar, for no cash payment, shares of Profusa Common Stock (the “Share Transfer”). Upon the occurrence of the Business Combination, such shares of Profusa Common Stock that are held by Vellar would convert into 2,500,000 shares of New Profusa Common Stock (the “Transferred Shares”). Additionally, Vellar has agreed to provide up to $1,000,000 in funds (the “Additional Funds”) in the aggregate to New Profusa which would be funded 90 days following the Closing of the Business Combination (the “Funding Election”). According and subject to the Term Sheet, Vellar has agreed to pay to New Profusa on the date that is 30 days following the end of the Valuation Period (as defined in the Term Sheet) a cash amount (the “Settlement Amount”) equal to (1) the sum of (a) the number of Transferred Shares, plus (b) the number of Additional Shares (as defined below), less (c) the number of shares of New Profusa Common Stock with actual aggregate proceeds equal to the Additional Funds to be provided pursuant to the Funding Election, and less (d) the number of Terminated Shares (as defined below) (the sum of (a), (b), (c) and (d), the “Number of Shares”) as of the Valuation Date (as defined below), multiplied by the volume-weighted average price per share over the Valuation Period, less (2) a cash amount equal to the product of (a)(x) 5,000,000 shares of New Profusa Common Stock (the “Maximum Number of Shares”) less (y) any Terminated Shares as of the Valuation Date, multiplied by (b) $2.50. In the event the Settlement Amount is a negative number, New Profusa will issue to Vellar shares of New Profusa Common Stock (the “Maturity Shares”) in an amount equal in value to the Settlement Amount, which Maturity Shares shall be registered by New Profusa on terms to be agreed by the parties and set forth in the definitive documentation for the CSED.
In addition, Vellar has agreed, but is not obligated, to purchase from New Profusa, at any date following the Closing until the Valuation Date, up to 2,500,000 shares of New Profusa Common Stock at a price per share equal to the Redemption Price (the “Additional Shares”), subject to 9.9% ownership limitations as described below; provided, that such number of Additional Shares that may be purchased from New Profusa will not exceed (a) the Maximum Number of Shares, minus (b) the Transferred Shares. The Term Sheet provides that Vellar will be paid directly by New Profusa a cash amount equal to (i) the number of Additional Shares purchased by Vellar as set forth in a notice to be delivered by Vellar to New Profusa, multiplied by (ii) the Redemption Price; except that to the extent that such amount is to be paid from the purchase of Additional Shares by Vellar, such amount will be netted against such proceeds, with Vellar being able to reduce the purchase price for the Additional Shares by such amount. Vellar shall have registration rights with respect to any Additional Shares that will be customary for this type of transaction and include a deadline of 45 days (or 60 days if the registration statement is subject to review by the SEC) following the closing of the Business Combination for New Profusa to file and obtain effectiveness on the registration statement covering such Additional Shares.
Pursuant to the Term Sheet, the “Valuation Date” for Vellar will occur upon the earliest of (a) the date that is 18 months after the Closing, and (b) the date specified by Vellar upon the occurrence of the volume-weighted average price of New Profusa Common Stock trading below $2.50 per share for any 20 trading days during a 30 consecutive trading day period. In the event the Valuation Date is determined by clause (b), the Valuation Period shall begin and end on the Valuation Date.
From time to time following the date of the Closing (any such date, an “OET Date”), Vellar may, in its sole discretion, terminate the CSED in whole or in part with respect to any number of shares of New Profusa Common Stock by giving notice (such notice, an “OET Notice”) of such termination with respect to the specified number of shares included in an OET Notice (such quantity, the “Terminated Shares”). An amount equal to the product of (a) the number of Terminated Shares and (b) the Reset Price, which shall initially be $10.00, but may be reduced by a Dilutive Offering Reset (as defined below), in respect of such OET Date will be paid by Vellar to New Profusa or its designee.
Pursuant to the Term Sheet, in no event shall the Proposed Investment result in Vellar or its affiliates owning or controlling more than 9.9% of the issued and outstanding shares of New Profusa Common Stock, and to the extent that Vellar is unable to novate to one or more third parties the rights and duties with respect to the Stock Subscription and the CSED such that the ownership of the shares provided for by the Proposed Investment would cause Vellar to own or control more than 9.9% of the issued and outstanding shares of New Profusa Common Stock, then the number of shares subject to the Proposed Investment will be reduced to be less than 9.9% of the issued and outstanding shares of New Profusa Common Stock prior to the consummation of the Proposed Investment.
To the extent New Profusa, following the Closing of the Business Combination, sells, enters into any agreement to sell or grants any right to reprice, or otherwise dispose of or issues any common stock or any securities of it or any of its subsidiaries which would entitle the holder thereof to acquire at any time shares of New Profusa Common Stock at an effective price per share less than the then existing Reset Price, then the Reset Price shall be modified to equal such reduced price (a “Dilutive Offering Reset”). Furthermore, pursuant to the Term Sheet, New Profusa will agree not to enter into, negotiate or exchange terms with any other party for any other cash-settled equity derivative transaction, share forward transaction, equity line of credit, standby equity purchase agreement, variable rate transaction or any other similar arrangement for a period of 18 months following the Closing of the Business Combination.
The Term Sheet provides that up to $1,500,000 of outstanding transaction expenses incurred in connection with the Business Combination may be paid in cash by New Profusa at Closing, and the remaining outstanding transaction expenses may be paid in cash by New Profusa no earlier than 90 days following the Closing; provided, that the Additional Funds to be provided by Vellar pursuant to the Funding Election may be used by New Profusa to pay such deferred transaction expenses. New Profusa shall also reimburse Vellar for its reasonable and documented attorney fees, not to exceed $75,000, with payment for such reimbursement to be made within one business day of the Closing.
NorthView and Profusa have agreed that all shares of New Profusa Common Stock other than the shares of New Profusa Common Stock resulting from the conversion of publicly-traded shares of NorthView Common Stock prior to the Business Combination shall be subject to a lock-up for a period of 9 months following the Closing; provided, that any shares of New Profusa Common Stock issued to holders of working capital notes of NorthView and Profusa will not be subject to such lock-up; provided further, that the registration statement covering the resale of such shares issued to holders of working capital notes may not be filed by New Profusa until 90 days following the Business Combination.
The Proposed Investment may be terminated by any of the parties thereto if the Merger Agreement is terminated pursuant to its terms prior to Closing. A termination fee (the “Termination Fee”) equal to (i) all of Vellar’s reasonable costs and expenses relating to the Proposed Investment (not to exceed $75,000) and (ii) $500,000 in cash, shall be payable by New Profusa to Vellar in the event the Proposed Investment is terminated by NorthView and the Business Combination closes. Subject to the provisions of the trust account waiver relating to the Trust Account and payment of the Termination Fee described in the provisions of the Term Sheet relating to the Termination Fee, NorthView and/or Profusa may terminate the Proposed Investment at any time, in their sole discretion, on or prior to the Redemption Date. NorthView, Profusa and/or New Profusa may not terminate the Proposed Investment after the Redemption Date. The Investor may novate the Term Sheet to third parties at any time, as provided in the Term Sheet.
The Term Sheet is binding on the parties. In addition, the Term Sheet contemplates negotiation of, and agreement upon, definitive documentation for the Proposed Investment. There can be no assurance that NorthView, Profusa, New Profusa and Vellar will enter into definitive documentation with respect to the Proposed Investment, or, if entered into, there is no certainty of the terms that will be contained in such documentation, or that the transactions contemplated by the Term Sheet will be consummated.
This description of the binding term sheet with Vellar is qualified in its entirety by the full text of the respective agreement which is attached hereto as Exhibit 10.9. The parties continue to draft and negotiate the definitive agreements for the Vellar transactions in advance of the Business Combination.

Opinion of Marshall & Stevens
On July 2, 2022, NorthView verbally authorized Marshall & Stevens to evaluate the fairness, from a financial point of view, to NorthView of the consideration to be received by NorthView in consideration of the issuance of its equity securities to the equity holders of Profusa in connection with the anticipated acquisition by NorthView of one hundred percent of the equity and equity equivalents (“equity”) and/or all or substantially all of the assets and business (the “business”) of Profusa. Marshall & Stevens was formally engaged via engagement letter on July 19, 2022. On July 20, 2022, Marshall & Stevens presented its draft analyses regarding the fairness of the transaction to NorthView, from a financial point of view, to NorthView’s Board. On October 12, 2022, Marshall & Stevens provided an updated analysis, which reflected, among other things, the Initial Projections, extended through the year ended December 31, 2031, as described in this proxy statement/prospectus, and a valuation date of December 31, 2022. On October 12, 2022, NorthView’s Board met to review the proposed merger. During this meeting, the NorthView Board reviewed Marshall & Stevens’ updated analysis, which did not change the conclusion of fairness that was presented by Marshall & Stevens on July 20, 2022. Marshall & Stevens opinion was confirmed by delivery of a written opinion, dated October 17, 2022 (the “M&S Opinion), to the effect that, as of October 17, 2022, and based on and subject to the matters described in the M&S Opinion, the purchase price being paid by NorthView for Profusa in the transaction was fair, from a financial point of view, to NorthView. The M&S Opinion was based upon a draft merger agreement dated October 3, 2022. Subsequent to the M&S Opinion and prior to the signing of the Merger Agreement on November 7, 2022, certain terms of the earnout were amended downward, notably the trigger points for Milestone Event III and Milestone Event IV. Marshall & Stevens re-analyzed the fair value of the earnout portion of the consideration given these modifications and concluded that such modifications had an immaterial impact on the fair value of the earnout, and had no impact on Marshall & Stevens’ conclusion of fairness.
As the Updated Projections merely reflect a delay in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, NorthView’s Board did not request that Marshall & Stevens revise or update its fairness opinion to reflect the Updated Projections. As described above, NorthView’s board’s initial determination that the value of the consideration to be paid to Profusa shareholders did not rely on Marshall & Stevens’ fairness opinion, but rather NorthView’s board utilized its financial experience and past dealings, along with the valuation implied by Profusa’s most recent round of financing from sophisticated investors in conjunction with recent progress of Profusa’s Oxygen and Glucose monitoring systems with respect to regulatory approval in Europe and the United States. NorthView’s board determined that the changes reflected in the Updated Projections did not impact such factors considered by NorthView’s board.
The full text of the M&S Opinion, which sets forth, among other things, the assumptions made, matters considered and limitations on the scope of review undertaken by Marshall & Stevens in rendering its opinion, is attached as Annex F and is incorporated into this proxy statement by reference in its entirety. Holders of NorthView Common Stock are encouraged to read this opinion carefully in its entirety. The M&S Opinion was provided to NorthView’s Board for their information in connection with their evaluation of the consideration to be received by NorthView in consideration of the issuance of its equity securities to the equity holders of Profusa in the merger and relates only to the fairness, from a financial point of view, of such consideration, does not address any other aspect of the merger and does not constitute a recommendation to any stockholder as to how such stockholder should vote or act with respect to any matters relating to the merger. The summary of the M&S Opinion in this proxy statement is qualified in its entirety by reference to the full text of the opinion.
In arriving at its opinion, Marshall & Stevens:
•	reviewed a draft Merger Agreement;
•
reviewed certain operating and financial information relating to Profusa’s business and prospects, including financial statements for the four years ended December 31, 2017 through 2020, internal financial records year to date ended December 31, 2021, and projections for the years ending December 31, 2022 through December 31, 2028, all as prepared and provided to Marshall & Stevens by Profusa’s management, with such projections further extended by Marshall & Stevens through the year ended December 31, 2031;

•	spoke with certain members of Profusa’s management regarding Profusa’s operations, financial condition, future prospects and projected operations and performance and regarding the merger;

•	participated in discussions with the board and its counsel regarding Profusa’s projected financials results, among other matters;
•	reviewed certain business, financial and other information regarding Profusa that was furnished to it by Profusa through its management;
•
reviewed certain other publicly available financial data for certain companies that Marshall & Stevens deemed relevant for purposes of its analysis and publicly available transaction prices and premiums paid in other transactions that it deemed relevant for purposes of its analysis;

•	performed a discounted cash flow analysis based on the projected financial information provided by Profusa’s management; and
•	conducted such other financial studies, analyses and inquiries as it deemed appropriate.
In connection with its review, Marshall & Stevens relied upon and assumed, without independent verification, the accuracy and completeness of all data, material and other information furnished or otherwise made available to it, discussed with or reviewed by it, or publicly available, and did not assume any responsibility with respect to such data, material and other information. In addition, Profusa’s management advised Marshall & Stevens, and Marshall & Stevens assumed, that Profusa’s projected financial information provided to Marshall & Stevens was reasonably prepared on bases reflecting the best currently available estimates and judgments of Profusa’s future financial results and condition. In evaluating fairness, Marshall & Stevens assumed a fair market value for NorthView shares of $10.00 per share (the then estimated redemption value of such shares). This value was used, with the consent of NorthView’s Board, due to the fact that NorthView is a special purpose acquisition company with only limited trading history and no material operations or assets other than cash or cash equivalent and an as yet to be approved merger agreement. Accordingly, Marshall & Stevens did not perform an independent analysis regarding the fair market value of the common stock to be issued pursuant to the Merger Agreement.
Marshall & Stevens expressed no opinion with respect to such forecasts and projections or the assumptions on which they are based. Marshall & Stevens also relied upon and assumed, without independent verification, that there had been no material change in Profusa’s assets, liabilities, financial condition, results of operations, business or prospects since the date of the most recent financial statements provided to Marshall & Stevens, and that there was no information or facts that would make the information reviewed by Marshall & Stevens incomplete or misleading that was not disclosed to Marshall & Stevens. Marshall & Stevens also assumed that Profusa is not party to any material pending transaction, including, without limitation, any external financing (other than in connection with the merger), recapitalization, acquisition or merger, divestiture or spin-off (other than the merger or other publicly disclosed transactions).
Marshall & Stevens relied upon and assumed, without independent verification, that (a) the representations and warranties of all parties to the agreements identified in the Merger Agreement and all other related documents and instruments that are referred to therein are true and correct, (b) each party to each such agreement, document or instrument will perform all of the covenants and agreements required to be performed by such party, (c) all conditions to the completion of the merger will be satisfied without waiver thereof and (d) the merger will be completed in a timely manner in accordance with the terms described in the agreements provided to Marshall & Stevens, without any amendments or modifications thereto or any adjustment to the aggregate consideration (through offset, reduction, indemnity claims, post-closing purchase price adjustments or otherwise). Marshall & Stevens also relied upon and assumed, without independent verification, that all governmental, regulatory and other consents and approvals necessary for the completion of the merger would be obtained and that no delay, limitations, restrictions or conditions would be imposed.
Marshall & Stevens was not requested to make, and did not make, any physical inspection or independent appraisal or evaluation of any of the assets, properties or liabilities (contingent or otherwise) of Profusa, NorthView or any other party. Furthermore, Marshall & Stevens did not undertake any independent analysis of any potential or actual litigation, governmental investigation, regulatory action, possible unasserted claims or other contingent liabilities to which Profusa or NorthView was a party or might be subject.
Marshall & Stevens’ opinion addressed only the fairness, from a financial point of view, of the consideration to be received by NorthView in consideration of the issuance of its equity securities to the equity holders of Profusa in the merger and did not address any other aspect or implication of the merger or any other agreement, arrangement or understanding entered into in connection with the merger or otherwise. Marshall & Stevens’

opinion was necessarily based upon information made available to it as of the date of the opinion and financial, economic, market and other conditions as they existed and could be evaluated on the date of the opinion. The M&S Opinion did not address the relative merits of the merger as compared to alternative transactions or strategies that might be available to NorthView, nor did it address NorthView’s underlying business decision to proceed with the merger. Except as described herein, NorthView’s Board imposed no other limitations on Marshall & Stevens with respect to the investigations made or procedures followed in rendering the opinion.
In preparing the M&S Opinion, Marshall & Stevens performed a variety of financial and comparative analyses, including those described below that were the material financial analyses reviewed with NorthView’s Board in connection with Marshall & Stevens’ opinion. The summary of Marshall & Stevens’ analyses described below is not a complete description of the analyses underlying the M&S Opinion. The preparation of a fairness opinion is a complex process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a fairness opinion is not readily susceptible to partial analysis or summary description. Marshall & Stevens arrived at its ultimate opinion based on the results of all analyses undertaken by it and assessed as a whole and did not draw, in isolation, conclusions from or with regard to any one factor or method of analysis. Accordingly, Marshall & Stevens believes that its analyses must be considered as a whole and that selecting portions of its analyses and factors or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying its analyses and opinion.
In its analyses, Marshall & Stevens considered industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond Profusa’s control. No company, transaction or business used in Marshall & Stevens’ analyses as a comparison is identical to Profusa or the proposed merger, and an evaluation of the results of those analyses is not entirely mathematical. Rather, the analyses involve complex considerations and judgments concerning financial and operating characteristics and other factors that could affect the acquisition, public trading or other values of the companies, business segments or transactions analyzed. The estimates contained in Marshall & Stevens’ analyses and the ranges of valuations resulting from any particular analysis are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than those suggested by the analyses. In addition, analyses relating to the value of businesses or securities do not purport to be appraisals or to reflect the prices at which businesses or securities actually may be sold. Accordingly, the estimates used in, and the results derived from, Marshall & Stevens’ analyses are inherently subject to substantial uncertainty.
Marshall & Stevens was not requested to, and it did not, recommend the specific consideration payable in the merger, which consideration was determined between NorthView and Profusa, and the decision to enter into the Merger Agreement was solely that of NorthView’s Board. The M&S Opinion and financial analyses were only one of many factors considered by NorthView’s Board in its evaluation of the merger and should not be viewed as determinative of the views of NorthView’s Board or NorthView’s management with respect to the merger or the merger consideration.
The following is a summary of the material financial analyses reviewed with NorthView’s Board in connection with the M&S Opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand Marshall & Stevens’ financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Marshall & Stevens’ financial analyses.
Fees Paid to Marshall & Stevens
Marshall & Stevens was engaged on a fixed fee basis and their compensation was not contingent upon the completion of the transaction. Marshall & Stevens provided no additional services associated with the transaction and has provided no other services for the Sponsor.
Initial Financial Projections
Using financial projections provided by Profusa’s management (the “Initial Projections”), as extended by Marshall & Stevens through 2031, Marshall & Stevens calculated the net present value of the unlevered, after-tax free cash flows that Profusa’s business is forecasted to generate for the financial years 2022 through 2031, plus the present value of the terminal value of Profusa’s business in year 2031.

Profusa does not as a matter of principle publicly disclose long-term forecasts or internal projections of its future performance, revenue, earnings, financial condition or other results, except when presenting to potential investors or partners. Through the course of the due diligence process with NorthView, Profusa management reviewed, updated, assessed and adjusted various assumptions which affected the Initial Projections. The Profusa forecasts contained herein were finalized as of end of October 2022 and have not been updated to reflect events after that date. Further, they were not prepared with a view toward public disclosure or with a view toward complying with GAAP, the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. In fact, the Profusa forecasts were prepared utilizing Profusa’s internal forecast approach and did not give deference to the impact of adoption or effectiveness of any new accounting pronouncements that may occur during the periods presented. Accordingly, none of Marcum LLP, both NorthView and Profusa’s independent registered public accounting firm (though it must be stated that Profusa and NorthView are not served by the same set of accountants within Marcum LLP) nor any other independent accountants, has compiled, examined or performed any procedures with respect to the financial projections contained herein, nor have they expressed any opinion or any other form of assurance on such projections or their achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The report of the independent registered public accounting firm of Profusa contained in Profusa’s audited financial statements for the years ended December 31, 2022 and 2021, which is included in this proxy statement/prospectus, relates to historical financial information of Profusa and such report does not extend to the financial projections included below and should not be read to do so.
However, in the view of Profusa’s management, the Profusa forecasts were prepared on a rational and judicious basis, reflected estimates and judgments available at the time of preparation, and to Profusa management’s knowledge, opinion and judgment at the time of preparation, represented a reasonable current projection of the future financial performance of Profusa as of the end of October 2022. The projections are subjective in many respects and therefore susceptible to significantly varying interpretations and the need for frequent updating based on actual experience as well as business, market and competitive landscape developments. The projected information should not be construed as fact and should not be relied upon as being necessarily indicative of future results, and actual results are likely to differ materially from the projections.
The projections reflect many quantitative and qualitative estimates and assumptions made as of the end of October 2022, including significant assumptions with respect to general business, economic, market, regulatory and financial conditions and various other factors, all of which are difficult to predict in whole or in part and many of which are beyond Profusa’s control, such as the risks and uncertainties contained in the section entitled “Risk Factors.” For example, the projections assumed, among other things, that global business, financial and regulatory conditions will not worsen during the projected period, that Profusa Lumee Oxygen and Lumee Glucose technology will gain widespread acceptance, that currently anticipated market opportunities will not vary from expectations, that all of Profusa’s ongoing and completed research and development plans will show to be successful as and when planned, that all of Profusa’s product candidates will, in the future, demonstrate anticipated levels of safety and effectiveness without adverse effects, that Profusa will receive all regulatory approvals as and when expected that product launches will occur as and when expected that adequate funding and personnel will be available as and when needed, and that no events outside management’s current plans will occur, such as the introduction of superior or more competitive alternatives to Profusa’s anticipated product, or, for example, the occurrence of significant macroeconomic downturns.
Profusa reports its financial results in accordance with GAAP. However, in the view of Profusa’s management, non-GAAP measures, such as earnings before interest, taxes, depreciation and amortization (“EBITDA”), and net cash flow, provide meaningful insight into Profusa’s performance and a supplemental perspective of its results of operations. Profusa calculates EBITDA as net income (loss), adjusted to exclude: (1) taxes (2) interest expense, and (3) depreciation and amortization. Profusa calculates net cash flow as net income (loss), adjusted to exclude: (1) taxes (2) interest expense, (3) depreciation and amortization, and (4) capital expenditure. Therefore, these non-GAAP measures have been forecasted and included in the financial projections. EBITDA is most closely related to the GAAP measure of net income or loss, however EBITDA excludes expenses related to interest, taxes, depreciation and amortization. Net cash flow is most closely related to the GAAP measure of net income or loss, however net cash flow excludes non-cash expenses and further adjusts for changes in working capital. These non-GAAP measures are commonly utilized by business managers and the investors.
The financial projections for revenue, EBITDA, net cash flow, capital expenditures and working capital investment and Profusa’s projected commercial development timeline constitute forward-looking statements that were based on growth assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Profusa’s control. All projections are innately and necessarily speculative, and Profusa management believes that the prospective financial information in this section covering periods beyond including and beyond 2022 carries high levels of uncertainty and should be read in that context. Because of these assumptions and uncertainties, Profusa anticipates that there is a possibility that the actual results will be materially different from those contained in the projections, including the potential to be materially lower. The inclusion of the projections and anticipated timeline in this proxy statement/prospectus should not be regarded as an indication that NorthView, Profusa, its management, Board of Directors, or its representatives considered or currently consider the projections to be an unfailing prediction of future events, and reliance should not be placed on the projections.
BY INCLUDING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION IN THIS PROXY STATEMENT/PROSPECTUS, NEITHER PROFUSA NOR NORTHVIEW UNDERTAKES ANY OBLIGATION, AND EACH OF THEM EXPRESSLY DISCLAIMS ANY RESPONSIBILITY, TO UPDATE OR REVISE, OR PUBLICLY DISCLOSE ANY UPDATE OR REVISION TO, THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION TO REFLECT CIRCUMSTANCES OR EVENTS, INCLUDING UNANTICIPATED EVENTS, THAT MAY HAVE OCCURRED OR THAT MAY OCCUR AFTER THE PREPARATION OF THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION ARE SHOWN TO BE IN ERROR OR CHANGE, IN EACH CASE, EXCEPT TO THE EXTENT REQUIRED BY APPLICABLE FEDERAL SECURITIES LAWS. READERS OF THIS PROXY STATEMENT/PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION SET FORTH BELOW IN MAKING A DECISION REGARDING THE BUSINESS COMBINATION PROPOSAL, AS ACTUAL RESULTS ARE LIKELY TO DIFFER MATERIALLY FROM THE PROSPECTIVE FINANCIAL INFORMATION. NONE OF PROFUSA, NORTHVIEW NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY PROFUSA SHAREHOLDER, NORTHVIEW SHAREHOLDER OR ANY OTHER PERSON THAT THE RESULTS ANTICIPATED BY THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION, OR ANY OTHER RESULTS, WILL BE ACHIEVED. PROFUSA DOES NOT INTEND TO REFERENCE THE UNAUDITED PROSPECTIVE FINANCIAL INFORMATION IN ITS FUTURE PERIODIC REPORTS FILED UNDER THE EXCHANGE ACT.
The table below includes material projected financial information which Profusa management provided to NorthView and Marshall & Stevens as part of their due diligence (in millions of dollars).
($ in millions)	2022E	2023E	2024E	2025E	2026E	2027E	2028E
Revenue	$3.48	$5.07	$73.14	$ 174.89	$ 354.15	$ 559.00	$ 965.14
EBITDA	(7.82)	(15.00)	3.98	51.21	73.68	111.17	439.92
Net cash flow	$(14.26)	$ (12.75)	$ (17.33)	$(7.11)	$1.78	$15.5	$ 188.95
Projected revenue was based on numerous assumptions, including:
•
Development of the revenue estimates for Lumee Oxygen and Lumee Glucose relied on calculations of the total addressable market available to potential penetration by both products. In the case of Lumee Glucose, revenue includes both sales of Lumee Glucose in its personal use and professional-use applications. Profusa calculated the total addressable market by defining relevant active market segments in both the United States and European Union for both Lumee Oxygen and Lumee Glucose. The projections assumed that revenue build for Lumee Oxygen would commence in Q4 of 2022, and Q2 of 2024 for Lumee Glucose.

•
Furthermore, Lumee Glucose revenue numbers are cross-referenced and viability-checked with the patient launch numbers for existing competitor Abbott, manufacturers of the Freestyle Libre CGM system. Abbott was used as a reference point since it is a recent entrant to the market and Abbott’s launch numbers are indicated in existing Wall Street sell-side analyst coverage. In the United States, Abbott showed more than 100,000 patients for end of year 2018, after personal-use CGM launch end of 2017. Abbott was used as a reference point and not as a target for the patient numbers Profusa expects to achieve. Abbott was able to attain rapid market share due to, among other factors, its competitive lowest-in-the-market EU and US pricing vs. Dexcom and Medtronic. As opposed to assuming Profusa’s relative pricing advantage to existing players upon launch will mimic Abbott’s advantage in 2017, Profusa assumed that low costs to healthcare systems remains a significant factor in product adoption, among other factors such as sensor duration and ease of sensor insertion, to name a few. Abbott’s numbers were therefore not directly incorporated into any analysis or modeling. Rather, Profusa used the trends of Abbott user number progression as a thesis to show how competition among existing players can affect projected potential sales momentum. Profusa recognizes Abbott is one of the largest medical device companies in the world (by market cap and revenue) with significant capacity for rapid market adoption and therefore investors should not assume Profusa will have the same resources at its disposal, even if Profusa goes to market in partnership with a major player.
•
Lumee Oxygen will see accelerated revenue in 2023 on the basis of various factors, including but not limited to intensified collaboration with and product endorsement by physicians it considers Key Opinion Leaders (KOLs) in the United States and European Union. Profusa already has worked with European physicians and other individuals considered by Profusa to be KOLs as part of clinical trials, which served as basis for CE mark attainment of Wireless Lumee Oxygen Platform, as well as ongoing efforts in the United States. Lumee Oxygen will first be launched at large-volume centers and then at smaller volume centers, followed by ambulatory care centers and doctors’ offices.

•
Profusa’s revenue assumptions on the Lumee Oxygen rely on its ability to consummate distribution network in markets where they launch products. The approach of utilizing established distributors is expected to control its sales and market expense by limiting the sales team size required to gain access to these clinics as well as cost of commercial operations. These distributors have established sales footprint, commercial relationships with clinics and users that are currently unknown to Profusa, as well as the logistics infrastructure to manage the order-to-cash process and physical movement of products from the US to the markets. There will potentially be significant impact on Profusa’s revenue projections if the distributor network is not established. The impact can be up to 90% decline in Profusa’s revenue projection numbers, or significant delays in the ramp up of Profusa’s growth assumptions (up to 6 quarters), or both.

•
Regarding Lumee Glucose, by the end of Q2 2025, Profusa management expects the establishment of distribution partnerships in both the United States and Europe with a large player that either has an existing Continuous Glucose Monitoring (CGM) product line, or otherwise is a mid (defined as market capitalization of greater than $2 billion and less than $10 billion at the time such a distribution deal is finalized) or large-cap (defined as a market capitalization of greater than $10 billion at the time such a distribution deal is finalized) medical device or digital health player with an interest in entering the space which will account for the rapid increase in annual revenue when compared to that of full year 2024. The negative impact on Profusa’s revenue would be significant (up to 90% decline of its forecasted revenue) should the partnership fail to be consummated. Management views the fact that Profusa has undertaken business development discussions (largely but not solely pertaining to commercialization of Lumee Oxygen in the United States) with more than 30 separate entities in the 5 years preceding this filing, the majority of whom are larger either in terms of annual revenue or market cap, as evidence that such a partnership is both reasonable and tenable, as Profusa’s ability to elicit interest from a large variety of companies has therefore been shown.

•
Furthermore by Q2 2028, Profusa envisions the establishment of a long-term partnership with a diabetes prevention and/or management program in both the United States and Europe. In the opinion of management the signing of such a deal will accelerate revenue growth for Lumee Glucose for FY 2028. The reason why Profusa is waiting for 2028 to execute such an agreement has to do with management expectations as to when diabetes prevention programs, broadly speaking, achieve clinical and pharmacoeconomic viability, in the same way diabetes management programs have. Profusa management is opposed to engaging in partnership without Diabetes Prevention Programs having proven their viability and clinical effectiveness on a large scale in both the United States and European markets. The assumptions regarding the various commercial partnerships and networks of distribution in key markets of commercialization include having distributors within key markets in the EU handling the demand generation and order-to-cash process for Profusa’s product launch. Additionally, Profusa assumed that a commercial partnership with established sales footprint in the diabetes technology space would materialize and accelerate its product introduction and adoption. The negative impact on Profusa’s revenue would be significant (up to 90% decline of its forecasted revenue) should the partnership fail to be consummated.

•
Profusa’s commercialization strategy for Lumee Glucose will be twofold in 2025. For professional-use Lumee Glucose, Profusa will market directly to diabetes centers and specialists in European Union and the United States. For personal use Lumee Glucose, Profusa may market to pharmacies, medical facilities and diabetes centers in both the United States and European Union. As part of marketing strategy, Profusa will utilize existing and make new contacts with diabetes advocacy organizations

•
Wherever applicable, the projections take into account that Profusa may be able to utilize special reimbursement innovation pathways in select European markets such as Germany or France, though management emphasizes that these attempts are not the most important aspect of Profusa’s commercialization strategy as it relates to reimbursement. Profusa will also supplement this ‘innovation pathway’ related strategy by striving reimbursement through conventional channels, in some or all European Union markets.

•
In the United States, the projections similarly take into account a diversified reimbursement strategy, which will see the targeting of pharmacy private payor benefits and utilization of existing CPT codes, and creation of new category III or I CPT codes, wherever applicable for both Medicare/Medicaid and private payor use.

•
Penetration estimates were built by for both Lumee Oxygen and Lumee Glucose given the effectiveness and safety profiles of current existing products in the market along with other factors, such as, but not limited to, the hypothetical launch of entirely new types of products by competitors, favorable changes, both past and anticipated, in the reimbursement (for example expansion regarding Remote Patient Monitoring reimbursement in the United States) landscape. Projected revenue does not include the hypothetical launch of products that measure other analytes for which Profusa has prototypes, nor does it include hypothetical sales of Lumee Oxygen and Lumee Glucose in patient segments or for purposes not anticipated as described in other parts of this filing.

•
Except for Wireless Lumee Oxygen Platform, Profusa’s latest iteration of Lumee Oxygen, which has attained the European CE mark but for which Profusa has not dedicated substantial resources for commercialization and marketing, its products are all in the premarketing and clinical stages of development and, as such, Profusa recognizes that these programs may or may not ultimately result in revenues in either the United States or European Union or any other geography Profusa management may seek to consider targeting.

•
The projections assume further that Profusa will be able to harvest the benefits of increased Remote Patient Monitoring reimbursement not just in the United States, but also in individual European Union member states, even where to date, such as reimbursement is not available, in whole or in part.

•
The projections assume that Profusa will have, prior to market launch, the resources and staffing to present at large scientific conferences, such as but not limited to the Leipzig Interventional Conference held annually in Leipzig, Germany.

•
Projected EBITDA values remain negative for 2023: despite a decrease in CAPEX. However, Profusa management anticipates facing significant requirements for spending related to operating expenses, specifically as it regards Research and Development spending for clinical trials in the United States with the goal of eventual FDA marketing authorization for Lumee Glucose. Furthermore, Profusa management expects the doubling of Sales and Marketing-related operating expenses in 2025. In 2025, new agreements related but not limited to reimbursement and insurance of Lumee Glucose by pharmacies, payors or other stakeholders, are expected to cost in terms of traveling expenses for marketing personnel, the commission of marketing related instruments such as pharmacoeconomic white papers or studies, and advertising.

•
Capital expenditures will decrease heavily in 2024 after Profusa prioritizes operating expenses such clinical trials and initial sales and marketing. Any required overhaul of production machinery of instruments, as well as lab space may take place in 2023, so as not to conflict with intensified clinical activity in the United States 2024. The bulk of such overhaul will already have taken place in 2022 with new large-scale production equipment already having been purchased then, and in previous years. A second overhaul with potential acquisition of a new European production or business site will take place in 2025, commensurate with the launch of Lumee Glucose. Generally, the nature of the production process of components of Profusa products does not require capital expenses of a consistent or comparable level on an annualized basis.

A further factor affecting EBITDA (due to increased CAPEX) has to do with Profusa ongoing need to enter contract manufacturing with vendors for the production of certain components of both Lumee Oxygen and Lumee Glucose. The projections assume certain costs as part of these agreements, which may materially shift for multiple reasons including but not limited to the competitive landscape of the vendor’s business, the cost of raw materials for the vendor, legal changes in contract manufacturing practices worldwide or also changes in regulatory requirements for the finished product.
The projections reflect the assumption that a significant increase in net cash flow will occur in 2028, as there is a major turning point in revenue, with a significant decrease in COGS as a % of revenue, due to an envisioned second optimization in production processes.
Updated Projections
In the third quarter of 2023, Profusa management determined that, due to delays in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, the Initial Projections no longer reflected Profusa management’s view on the future performance of Profusa for the initial years of the forecasted period. In connection with this determination, Profusa management presented NorthView with the Updated Projections for the years 2023 to 2032, which Profusa believed to reflect a sufficient amount of time for Profusa’s and NorthView’s revised expectations for when the Business Combination would be consummated.
$ in millions	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Revenue	0.05	11.86	99.70	271.18	485.19	785.00	1,063.72	1,258.48	1,373.98	1,442.68
Cost of Goods Sold	0.00	5.17	36.31	94.59	173.20	285.48	265.28	313.72	342.45	359.57
R&D Expense	5.39	8.69	11.89	10.45	12.36	15.83	23.40	27.69	30.23	31.74
SG&A Expense	5.10	13.71	30.19	56.63	89.41	134.41	289.33	342.31	373.72	392.41
Total Expense	10.49	27.57	78.39	161.67	274.97	435.72	578.01	683.72	746.40	783.72
Interest Expense / (Income)	0.01	0.21	0.57	0.31	0.03	0.09	(0.09)	(0.16)	0.10	0.73
Other (Income)	0.00	(6.0)	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Tax Expense	0.00	0.00	3.73	19.66	37.84	62.86	87.44	103.49	112.95	118.48
Net Income (Loss)	(10.45)	(9.92)	17.01	89.54	172.36	286.34	398.36	471.44	514.53	539.75
Interest Expense / (Income)	0.01	0.21	0.57	0.31	0.03	0.09	(0.09)	(0.16)	0.10	0.73
Income Tax Expense	0.00	0.00	3.73	19.66	37.84	62.86	87.44	103.49	112.95	118.48
Depreciation & Amortization	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
EBITDA	(10.44)	(9.71)	21.31	109.51	210.23	349.29	485.71	574.76	627.58	658.96
Capital Expenditure	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Cash Flow	(10.44)	(9.71)	21.31	109.51	210.23	349.29	485.71	574.76	627.58	658.96
Non-GAAP Financial Measures
In addition to the United States generally accepted accounting principles, or GAAP, results provided throughout this document, we have provided certain non-GAAP financial measures to help evaluate the results of our performance. We believe that these non-GAAP financial measures, when presented in conjunction with comparable GAAP financial measures, are useful to both management and investors in analyzing our ongoing business and operating performance. We believe that providing the non-GAAP information to investors, in addition to the GAAP presentation, allows investors to view our financial results in the way that management views financial results.
The following table is a reconciliation from net loss, the most directly comparable financial measure calculated and presented in accordance with GAAP, to EBITDA and net cash flow presented in the Updated Projections:
$ in millions	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Net Loss	(10.45)	(9.92)	17.01	89.54	172.36	286.34	398.36	471.44	514.53	539.75
Interest Expense / (Income), Net	0.01	0.21	0.57	0.31	0.03	0.09	(0.09)	(0.16)	0.10	0.73
Income Tax Expense	0.00	0.00	3.73	19.66	37.84	62.86	87.44	103.49	112.95	118.48
Depreciation & Amortization	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
EBITDA	(10.44)	(9.71)	21.31	109.51	210.23	349.29	485.71	574.76	627.58	658.96
Capital Expenditure	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00
Net Cash Flow	(10.44)	(9.71)	21.31	109.51	210.23	349.29	485.71	574.76	627.58	658.96

The table below identities the projected revenue for Lumee Oxygen and Lumee Glucose revenue:
Revenue ($ in Millions)	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Lumee Oxygen	$—	$10.91	$42.63	$96.96	$176.73	$282.25	$359.87	$413.85	$444.89	$467.13
Annual growth rate (%)			291%	127%	82%	60%	28%	15%	8%	5%
Lumee Glucose	$—	$0.96	$57.07	$174.22	$308.46	$502.75	$703.86	$844.63	$929.09	$975.54
Annual growth rate (%)			5,873%	205%	77%	63%	40%	20%	10%	5%
The list below provides a further explanation of the assumptions included in the Updated Projections:
Revenue Assumptions
•
Regarding the revenue assumptions for Lumee Oxygen, Profusa’s management assumed that the Company will attain regulatory approval in the US by late 2024, with commercialization in EU based on the CE approval and successful MDR transition in EU by Q2 2024. It is estimated that the time from approval to commercial availability will be approximately one quarter for each product with associated revenue from distributor stocking orders. This assumption was based on discussions with contract manufacturing partners and Profusa’s management’s past experience.

•
Revenue forecasts were based on a compilation of market data from various sources for both PAD/CLI management in the case of the Lumee Oxygen product, and diabetes prevalence and market size for the Lumee Glucose product. The sources of market size and market growth information include: Academic publications, the American Diabetes Association, US and EU census bureaus as well as other relevant sources.[1,2,3] Penetration rates for each addressable market were estimated by applying range of sizes of patient volume per clinical practice, assuming market coverage through distribution and commercial partners, and practicality of that coverage through our contemplated commercial network. In year one, we assumed our initial distribution network to be with 6 distributor partners covering 8 key tier-1 countries in the EU, providing sales and support total coverage of 22 – 25 medical centers treating PAD/CLI patients. Each center was assumed to have adoption volume of approximately 8 patients utilizing Lumee Oxygen per week at a price of 800 Euros per case. We applied the penetration rates, which ranged from 0.02% in year one of commercialization to 3% by year 7 and beyond. In developing the penetration rates, other information was considered, including competition, product acceptance, product pricing, and timing of reimbursement.[4,5] Additional consideration was also given to the number of accounts required for the conversion of user needed to achieve these penetration levels.[6]

•
Regarding the Lumee Oxygen product, as direct tissue perfusion measurement technologies are currently limited on the market, Profusa’s revenue assumption is more directly based on pricing and the likelihood of adoption by physicians and providers to absorb the costs within the current DRG codes for reimbursement.[7] Through internal and market research it was determined that the price point of 600 Euros for Critical Limb Ischemia (CLI) patients and 300 Euros for Peripheral Arterial Disease (PAD) patients per year provide the proper incentive for adoption.[8] Associated growth in penetration and revenue is assumed after reimbursement is achieved 3-5 years, depending on segments, post launch.[9]

[1]	https://ec.europa.eu/urostat/web/population-demography/population-housing-censuses/database – only population 18 and over was considered
[2]	https://www.cdc.gov/diabetes/basics/prediabetes.html#:~:text=What%20Is%20Prediabetes%3F,t%20know%20they%20have%20it.
[3]	https://diabetesatlas.org/data/en/region/3/eur.html
[4]	https://www.mddionline.com/diabetes/look-competitive-landscape-diabetes-devices
[5]
https://www.businesswire.com/news/home/20170519005456/en/According-to-THE-SAGE-GROUP-Peripheral-Artery-Disease- PAD-Afflicts-28-Million-Western-Europeans-and-4.2-Million-Suffer-From-Critical-Limb-Ischemia-CLI – Numbers exclude UK which no longer honors CE mark

[6]
https://www.businesswire.com/news/home/20170519005456/en/According-to-THE-SAGE-GROUP-Peripheral-Artery-Disease- PAD-Afflicts-28-Million-Western-Europeans-and-4.2-Million-Suffer-From-Critical-Limb-Ischemia-CLI – Numbers exclude UK which no longer honors CE mark

[7]	https://onlinelibrary.wiley.com/doi/abs/10.1002/hpm.2669
[8]	Medtech 360 Report. Peripheral Vascular Devices Market Analysis US 2019
[9]	Medtech 360 Report. Peripheral Vascular Devices Market Analysis US 2019

•	Additional key assumptions regarding Lumee Oxygen include:
○	Revenue per subject in CLI would be equal to $600;
○	Product receives additional indication approval by the FDA for PAD in the US in 2025;
○	Product receives additional CE approval for PAD in Europe in 2026;
○	2028 average penetration rate of 1.86% across all indications and markets. Lumee Oxygen Revenue annual growth rates of: 2025 – 291%; 2026 – 127%; 2027 – 82%; 2028 – 60%.;
•
Regarding the Lumee Glucose product, Profusa’s assumptions include the size and growth of the market mentioned above, plus the inclusion of the type 2 market largely unserved by the CGM technology currently available. Profusa’s revenue assumptions are based on Profusa’s structural cost advantage allowing us to provide a CGM solution in the type 2 market at a cost comparable to current fingerstick solutions.[10] Profusa assumed that the number of patients they will be able to convert to Profusa’s technology in the type 2 market to be 80,000 patients in US and EU, with implied associated penetration rates of approximately 0.2% across both insulin using and non-insulin using Type 2 patients in 2025, growing to 950,000 patients with implied associated market penetration rate of 2% by 2028.11 12 Consideration was given to competitive landscape today as well as timing of reimbursement and accounted for in Profusa’s penetration rate assumptions.[13] As Profusa’s cost of goods are relatively favorable, Profusa assumed that pre-reimbursement adoption can be a reasonable path to early usage through a subscription model with monthly payments.[14,15]

•	Additional key assumptions regarding Lumee Glucose include:
○	Profusa completes clinical studies in Europe and achieves CE mark for Type 2 Diabetes in 2024.
○	The products average penetration rate for European Glucose sales in 2024 is 0.06%.
○	Revenue per subject for diabetes from the professional-use version and the personal-use version is equal to $350 and $900, respectively.
○	2028 average penetration rate of 0.86% across all indications and markets. Lumee Glucose Revenue annual growth rates of: 2025 – 5,873%; 2026 – 205%; 2027 – 77%; 2028 – 63%.[16]
•
Profusa’s forecasts and key performance indicators are based on a number of assumptions, internal and third-party estimates in published literature, and other business data, including assumptions and estimates relating to Profusa’s ability to manage operating expenses of, invest in, develop and generate revenue from Profusa’s in vivo sensing platforms and related services in the future.[17] While Profusa believes its assumptions and the data underlying Profusa’s estimates and key performance indicators are reasonable, there are inherent challenges in measuring or forecasting such information. As a result, these assumptions and estimates may not be correct and the conditions supporting Profusa’s assumptions or estimates may change at any time, thereby reducing the predictive accuracy of these underlying factors and metrics. Consequently, Profusa’s estimates of the total addressable markets and Profusa’s forecasts of market growth for Profusa’s novel in vivo sensing platform and differentiated product candidates may prove to be incorrect. For example, if the annual total addressable markets or the potential market growth for Profusa’s Lumee Oxygen product is smaller than Profusa has estimated or if the key business metrics Profusa utilized to forecast commercial opportunities are inaccurate, it may have an adverse effect on Profusa’s business, financial condition, results of operations and prospects.

[10]	https://journals.viamedica.pl/clinical_diabetology/article/view/61700
[11]	https://www.health.com/condition/type-2-diabetes/12-myths-about-insulin-and-type-2-diabetes
[12]	https://accisstoolkit.haiweb.org/wp-content/uploads/2020/10/Estimate-of-Insulin-Use-in-Type-2-Diabetes1.pdf
[13]	https://www.liebertpub.com/doi/epdf/10.1089/dia.2021.0271
[14]	https://www.census.gov/topics/population.html – This source shows the massive health and wellness market which does not require reimbursement
[15]	https://ec.europa.eu/urostat/web/population-demography/population-housing-censuses/database – only population 18 and over was considered
[16]	https://www.cdc.gov/diabetes/basics/prediabetes.html#:~:text=What%20Is%20Prediabetes%3F,t%20know%20they%20have%20it.
[17]	https://www.cdc.gov/diabetes/basics/prediabetes.html#:~:text=What%20Is%20Prediabetes%3F,t%20know%20they%20have%20it.

Basis of revenue assumptions
Development of the revenue estimates for Lumee Oxygen and Lumee Glucose relied on calculations of the total addressable market available to potential penetration by both products. In the case of Lumee Glucose, revenue includes both sales of Lumee Glucose in its personal use and professional-use applications. Profusa calculated the total addressable market by defining relevant active market segments in both the United States and European Union for both Lumee Oxygen and Lumee Glucose. Market segments for Lumee Glucose included Type 1 and Type 2 diabetics, Type 2 diabetics not on insulin, prediabetic, and the emerging health and wellness segment. The market segments used for Lumee Oxygen were the critical limb ischemia (CLI) and peripheral arterial disease (PAD) segment. The table below shows the total addressable patient population across the market segments discussed above for each of Lumee Glucose and Lumee Oxygen in each of the United States and the Europe Union. The numbers below are presented in millions.
Product Line	Region	2024	2025	2026	2027	2028
Lumee Glucose	US	35.85	37.53	39.34	41.31	43.49
Lumee Glucose	EUR	38.31	40.08	41.99	44.08	46.37
Lumee Oxygen	US	31.94	32.26	32.58	32.91	33.24
Lumee Oxygen	EUR	40.70	41.63	42.57	43.73	44.71
Management then applied estimates of Lumee Oxygen and Lumee Glucose penetration rates in each of the market segments. The average estimated penetration rate for Lumee Glucose across all market segments in Europe ranged from .03% in 2024 to an average .88% in 2028. Penetration rates for Lumee Glucose across all market segments in the US ranged from an average of .0001% in 2024 to an average .87% in 2028. The penetration rates estimated for Lumee Oxygen in the European market for PAD and CLI averaged .23% in 2024 to an average 1.73% in 2028. The average penetration rates in the US for both the PAD and CLI markets averaged .25% in 2024 rising to an average of 2% by 2028.
The estimated total revenue was then calculated by multiplying the total addressable market by the estimated annual penetration rate in each market segment to derive total customers. Total customers multiplied by the applicable average unit sale price for Lumee Oxygen or Lumee Glucose then provided total revenue.
Lumee Oxygen is projected to see accelerated revenue in 2025 on the basis of various factors, including but not limited to intensified collaboration with and product endorsement by physicians it considers Key Opinion Leaders (KOLs) in the United States and European Union. Profusa already has worked with European physicians and other individuals considered by Profusa to be KOLs as part of clinical trials, which served as basis for CE mark attainment of Wireless Lumee Oxygen Platform, as well as ongoing efforts in the United States. Lumee Oxygen will first be launched at large-volume centers and then at smaller volume centers, followed by ambulatory care centers and doctors’ offices.
Regarding Lumee Glucose, by the end of Q2 2025, Profusa management expects the establishment of distribution partnerships in both the United States and Europe with a large player that either has an existing Continuous Glucose Monitoring (CGM) product line, or otherwise is a mid-cap (defined as market capitalization of greater than $2 billion and less than $10 billion at the time such a distribution deal is finalized) or large-cap (defined as a market capitalization of greater than $10 billion at the time such a distribution deal is finalized) medical device or digital health player with an interest in entering the space which will account for the rapid increase in annual revenue when compared to that of full year 2024. The negative impact on Profusa’s revenue would be significant (up to 90% decline of its forecasted revenue) should the partnership fail to be consummated.
Management assessment that growth rates are reasonable.
Profusa feels the initial revenue during the launch year is reasonable based on the size of the market, the degree of competition, and its product’s competitive advantages in the space. Additionally, its assumption of distributor network in key markets during Profusa’s initial launch years, and number of clinical practices needed to achieve the patient volume for the initial years were also taken into account.
Management views the fact that Profusa has undertaken business development discussions (largely but not solely pertaining to commercialization of Lumee Oxygen in the United States) with more than 10 separate entities in the 5 years preceding this filing, the majority of whom are larger either in terms of annual revenue or market cap, as evidence that such a partnership is both reasonable and tenable, as Profusa’s ability to elicit interest from a large variety of companies has therefore been shown.
While the Abbott Freestyle Libre CGM system was not used as a direct input for Profusa’s revenue forecast model, the Lumee Glucose revenue numbers were cross-referenced and viability-checked with the patient launch numbers for existing competitor the Freestyle Libre CGM system. Abbott was used as a reference point since it is a recent entrant to the market as well as their platform use-case, and Abbott’s launch numbers are indicated in existing Wall Street sell-side analyst coverage. In the United States, Abbott showed more than 100,000 patients for end of year 2018, after personal-use CGM launch end of 2017. Abbott was used as a reference point and not as a target for the patient numbers Profusa expects to achieve.
According to the JPMorgan DexCom analyst report from 2019, Abbott’s Freestyle Libre was launched at the end of 2014 and achieved usage numbers of 185,000 in 2016, 450,000 in 2017, 774,625 in 2018 and 1,529,000 in 2019, and more than 2 million people in early 2020.2
Profusa’s management considered additional companies including DexCom and Senseonics. These companies were excluded from Profusa’s comparative review due to:
(1)
The timing of their product launch. For example, in the case of Dexcom, their launch was during the time where CGM adoption, and physician/user education on the benefit of CGM, was at its infancy. Clinical data on the advantage of CGM usage was sparce at that time, and current market conditions to launch a new CGM product is significantly different than when Dexcom launched their platform; and

(2)
The product use case. Profusa management excluded companies such as Senseonics due to their requirement of surgical procedure implanting their sensors into the patient, as this user barrier is inconsistent with the Profusa platform.

Total Operating Expenses
•
The operating expense assumptions are based on a number of estimates including internal and third-party estimates in published literature, and other business and economic data. Key drivers of the operating expense are Cost of Sales, Sales and Marketing, Research and Development, and General and Administrative expense.[18]

•
Cost of Sales estimates were based on current manufacturing quotes received for manufacturing Profusa’s Lumee Oxygen reader. Management used past experience and market data to estimate the potential cost reduction as a result of manufacturing the device in higher volumes in later years.

•	Additional key assumptions included in the cost of sales estimates:
•	Cost of sales per patient assumes the use and cost of 1 device & 2 injectable sensors, annually.
•
A cost of the Lumee Oxygen initial device and Injectable sensor package of $400 and $50, respectively, and continued manufacturing optimization and supply chain efficiencies over the lifecycle of the product would decreased Lumee Oxygen cost to $150 and Injectable sensor package to $25 by Q4 of 2024;

•
A cost of the Lumee Glucose initial device and injectable sensor package of $163 and $25, respectively, at the expected product launch in Q4 2024, with Lumee Glucose cost of sales per patient decreasing over time due to manufacturing efficiencies learned from Lumee Oxygen and supply chain efficiencies.

•	Sales and Marketing expense estimates are based on management’s experience, market research data, publicly available data from competitors, and other business and economic data. Estimated sales
[2]	See Abbott press release dated February 20, 2020 stating in part “Abbott’s FreeStyle Libre system is now being used by more than 2 million people living with diabetes.”
[18]	Internal modeling

commission and rebates are the largest driver of the sales and marketing expense estimated to be approximately 12% and 1.5% of revenue, respectively. Additionally, management based the estimates for advertising, trade shows, and salaries on prior experience, publicly available data from competitors, and other financial and economic resources.
•
Research and development (R&D) expense estimates are driven by clinical trial costs, development of the Lumee Glucose Reader, and additional iterations on the Lumee platform. Expense estimates for clinical trials were based on estimated number of patients needed to successfully submit a package to the FDA. Per patient costs were based on both historical costs for similar studies we have incurred and quotes we have received for future studies. The number of subjects needed could be more, which would have a negative impact on the overall R&D expense estimates. Salary and development costs are based on historical salary expense, and future assumptions of headcount increases as the company grows. Product development costs are based on both quotes we have received from contract manufacturing partners and management’s assumptions on future product development expense.

•	Additional key assumptions included in the research and development estimates:
•	Estimated enrollment across the studies would equal 160 subjects.
•	R&D costs would be comprised of a mix of internal resources and utilization of a contract manufacturer to develop devices.
•	Profusa plans to invest in external contract manufacturing which is why there isn’t any significant CAPEX forecasted
•
General and Administrative (G&A) expense estimates are based on historical data, business and economic data, and management’s experience. G&A data was derived using actual expense, quotes from professional service firms and estimates for lab and lease expansion.

Interest Expense Assumption
•
The Interest expense estimates in the forecast model only calculated the assumed carrying cost of inventory and accounts payable beyond 30 days at an annual rate of 8%. This estimate did not include cost of interest related to capital equipment or any other types of loans, as there were no plans to acquire such loans at the time the projections were prepared.

Income Tax Assumptions
•	Income tax estimates are based on pre-tax net income multiplied by an effective tax rate of 18%.
Capital Expenditure Assumption
•	The assumption of no capital expenditure is based on Profusa’s plan to engage in contract manufacturing, which does not require more than a de minimis amount of capital investment.
The projected revenue for the Updated Projections was based upon the same assumptions as the Initial Projections, with the following exceptions:
•
The Updated Projections assume that the Business Combination occurs late in the third quarter or early in the fourth quarter of 2023, with the resulting cash proceeds being received at that time. Because the Initial Projections assumed that the Business Combination would occur, and resulting cash proceeds would be received, in the first quarter of 2023, the Updated Projections generally assume that key milestones, such revenue growth from Lumee Oxygen and revenue from Lumee Glucose occur two to three quarters later than assumed in the Initial Projections.

•	The projected revenue for 2022 was not included in the Updated Projections, as the Updated Projections were delivered during 2023.
•
The Updated Projections extended the forecast through the year 2032 in order to reflect a ramp-down in the revenue growth, down to a growth rate of approximately 5.0% in 2032 and 2.5% in the terminal period. This ramp-down approach is similar to the approach applied by Marshall & Stevens when analyzing the Initial Projections and preparing their fairness opinion. The expected long term growth rate of 2.5% in the terminal period is consistent with the Initial Projections.

The table below presents a comparison of the projected revenue for the Initial Projections and the Updated Projections:
(Revenue in millions) (1)	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E
Initial Projections	$3.48	$5.07	$73.14	$174.89	$354.15	$559.00	$965.14	N/A	N/A	N/A	N/A
Updated Projections	N/A	$0.05	$11.86	$99.70	$271.18	$485.19	$785.00	$1,063.72	$1,258.48	$1,373.98	$1,442.68
(1)
Profusa’s Initial Projections did not include forecasted revenue beyond 2028, however Marshall & Stevens applied a ramp-down in revenue growth for the years 2029 through 2031 before arriving at a terminal value.

As the Updated Projections merely reflect a delay in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, NorthView’s Board did not request that Marshall & Stevens revise or update its fairness opinion to reflect the Updated Projections. As described above, NorthView’s board’s initial determination that the value of the consideration to be paid to Profusa shareholders did not rely on Marshall & Stevens’ fairness opinion, but rather NorthView’s board utilized its financial experience and past dealings, along with the valuation implied by Profusa’s most recent round of financing from sophisticated investors in conjunction with recent progress of Profusa’s Oxygen and Glucose monitoring systems with respect to regulatory approval in Europe and the United States. NorthView’s board determined that the changes reflected in the Updated Projections did not impact such factors considered by NorthView’s board. Further, consistent with NorthView’s analysis of the Initial Projections, NorthView’s board did not place significant reliance on the Updated Projections, but instead considered a variety of factors in determining whether to approve the Business Combination, as described below in the section titled “– The NorthView Board’s Reasons for the Approval of the Business Combination.”
Enterprise Value
Marshall & Stevens’ valuations were conducted on an “enterprise value” basis, which is defined as the market value of invested capital (i.e., equity, debt and preferred equity, if any), less cash.
Discounted Cash Flow Analysis
The major inputs and assumptions used in Marshall & Stevens’ discounted cash flow method were as follows:
•
As discussed above, Profusa provided a forecast through 2028 as the basis for the Discounted Cash Flow analysis. The revenue growth from 2027 to 2028 was approximately 72.7%. Given this significant growth, Marshall & Stevens did not determine a terminal value at that point, but rather extended those projections to 2031 by reflecting an expected ramp-down in revenue growth to a growth rate of approximately 9.4% in 2031 and an expected long term growth rate of 2.5% in the terminal period. Profit margins were maintained throughout the extension period.

•
A weighted average cost of capital (WACC) was used as the discount rate in Marshall & Stevens’ analysis and applied to debt free, after-tax cash flows. The WACC was calculated to be approximately 35.0% and was determined based upon a cost of equity of approximately 38.5% and an after-tax cost of debt of approximately 4.4%.

•
A cost of equity was determined using a 20-year U.S. Treasury Rate (4.08%), Equity Risk Premium of 6.22% (Kroll Cost of Capital Navigator 2022 (“KCOC”)), Re-levered Equity beta of 1.14 based upon the Guideline Companies discussed below, a size premium of 4.80% based upon KCOC data for the 10th decile, and a company specific risk premium of 22.50% based upon anticipated forecast risk.

•	After-tax cost of debt was determined using BBB rated bond yields and a tax rate of 28.00%.
•	The debt-to-capital ratio was estimated at 10.0% and the equity-to-capital ratio was estimated at 90.0% using input from the Guideline Companies discussed below.
•	Estimated income tax expense of 28% of pre-tax income;
•	Capital expenditures for projected year 2022, 2023, and 2025 based upon Profusa management estimates, remaining capital expenditures were projected at 1.00% of net revenue;

•
Working capital requirements were estimated based on Profusa’s normal debt-free, cash-free working capital to sales ratio of 29.5%, and the expectation that this level of debt-free, cash-free working capital would be sufficient going forward;

•	A terminal year multiple of approximately 3.1 (rounded) was calculated using the Gordon Growth Model and based upon a WACC of 35.0% and terminal growth rate of 2.5%.
Marshall & Stevens performed sensitivity analyses, including varying the terminal growth rate, the WACC rate, and the revenue growth rate. The indication of enterprise value for Profusa using the discounted cash flow method was estimated to be between approximately $255,800,000 and $328,800,000.
Guideline Public Company Analysis
Marshall & Stevens reviewed and analyzed selected historical and projected information about Profusa provided by Profusa’s management and compared this information to certain financial information of nine (9) publicly traded companies that Marshall & Stevens deemed to be reasonably comparable to Profusa (each a “Guideline Company” and, collectively, the “Guideline Companies”). The initial Guideline Companies were provided by Profusa, and Marshall & Stevens reviewed these Guideline Companies to determine the comparability to Profusa. Marshall & Stevens also performed their own independent search for other Guideline Companies, but they did not find any other viable Guideline Companies aside from those provided by Profusa. The criteria for selecting the Guideline Companies were mainly based upon each Guideline Company’s industry and business description.
Business descriptions and financial information are provided below for the selected Guideline Companies. The descriptions of these companies and the financial information for such companies set out below are derived from publicly available information and are summary in nature. Stockholders are referred to, and these summaries are qualified in full by reference to, the public reports filed by these companies with the SEC. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.
Abbott Laboratories (NYSE: ABT)
Abbott Laboratories, together with its subsidiaries, discovers, develops, manufactures, and sells health care products worldwide. It operates in four segments: Established Pharmaceutical Products, Diagnostic Products, Nutritional Products, and Medical Devices. The Established Pharmaceutical Products segment provides generic pharmaceuticals for the treatment of pancreatic exocrine insufficiency, irritable bowel syndrome or biliary spasm, intrahepatic cholestasis or depressive symptoms, gynecological disorder, hormone replacement therapy, dyslipidemia, hypertension, hypothyroidism, Ménière's disease and vestibular vertigo, pain, fever, inflammation, and migraine, as well as provides anti-infective clarithromycin, influenza vaccine, and products to regulate physiological rhythm of the colon. The Diagnostic Products segment offers laboratory systems in the areas of immunoassay, clinical chemistry, hematology, and transfusion; molecular diagnostics systems that automate the extraction, purification, and preparation of DNA and RNA from patient samples, as well as detect and measure infectious agents; point of care systems; cartridges for testing blood; rapid diagnostics lateral flow testing products; molecular point-of-care testing for HIV, SARS-CoV-2, influenza A and B, RSV, and strep A; cardiometabolic test systems; drug and alcohol test, and remote patient monitoring and consumer self-test systems; and informatics and automation solutions for use in laboratories. The Nutritional Products segment provides pediatric and adult nutritional products. The Medical Devices segment offers rhythm management, electrophysiology, heart failure, vascular, and structural heart devices for the treatment of cardiovascular diseases; and diabetes care products, as well as neuromodulation devices for the management of chronic pain and movement disorders. Abbott Laboratories was founded in 1888 and is based in North Chicago, Illinois.
AdaptHealth Corp. (NasdaqCM: AHCO)
AdaptHealth Corp., together with its subsidiaries, provides home medical equipment (HME), medical supplies, and home and related services in the United States. The company provides sleep therapy equipment, supplies, and related services, such as CPAP and bi-PAP services to individuals suffering from obstructive sleep apnea; medical devices and supplies, including continuous glucose monitors and insulin pumps to patients for the treatment of diabetes; HME to patients discharged from acute care and other facilities; oxygen and related chronic therapy services in the home; and other HME devices and supplies on behalf of chronically ill patients with wound care, urological, incontinence, ostomy, and nutritional supply needs. It serves beneficiaries of Medicare, Medicaid, and commercial insurance payors. AdaptHealth Corp. is headquartered in Plymouth Meeting, Pennsylvania.

DarioHealth Corp. (NasdaqCM: DRIO)
DarioHealth Corp. operates as a digital therapeutics company in the United States, Canada, the European Union, Australia, and New Zealand. The company offers Dario’s metabolic solutions to address metabolic health needs, such as diabetes, hypertension, and weight management; Dario Musculoskeletal, which helps to prevent and treat the most common MSK conditions; Dario’s behavioral health solution that optimizes access to evidence-based care; chronic condition management solutions; DarioEngage, a proprietary care management platform; and device-specific disposables test strip cartridges, lancets, and blood glucose monitoring systems. It also provides smart glucose meters; bluetooth connected blood pressure cuff; digital scales; biofeedback sensor devices; and diabetes management programs, including lifestyle changes, healthy eating, advanced tracking, and live coaching. The company was formerly known as LabStyle Innovations Corp. and changed its name to DarioHealth Corp. in July 2016. DarioHealth Corp. was incorporated in 2011 and is based in New York, New York.
DexCom, Inc. (NasdaqGS: DXCM)
DexCom, Inc., a medical device company, focuses on the design, development, and commercialization of continuous glucose monitoring (CGM) systems in the United States and internationally. The company provides its systems for use by people with diabetes, as well as for use by healthcare providers. Its products include DexCom G6, an integrated CGM system for diabetes management; Dexcom Real-Time API, which enables invited third-party developers to integrate real-time CGM data into their digital health applications and devices; Dexcom ONE, that is designed to replace finger stick blood glucose testing for diabetes treatment decisions; and Dexcom Share, a remote monitoring system, and Dexcom G7, a next generation G7 CGM system. DexCom, Inc. has a collaboration and license agreement with Verily Life Sciences LLC and Verily Ireland Limited to develop blood-based or interstitial glucose monitoring products. The company markets its products directly to endocrinologists, physicians, and diabetes educators. DexCom, Inc. was incorporated in 1999 and is headquartered in San Diego, California.
Insulet Corporation (NasdaqGS: PODD)
Insulet Corporation develops, manufactures, and sells insulin delivery systems for people with insulin-dependent diabetes. It offers Omnipod System, a self-adhesive disposable tubeless Omnipod device that is worn on the body for up to three days at a time, as well as its wireless companion, the handheld personal diabetes manager. The company sells its products primarily through independent distributors and pharmacy channels, as well as directly in the United States, Canada, Europe, the Middle East, and Australia. Insulet Corporation was incorporated in 2000 and is headquartered in Acton, Massachusetts.
Medtronic plc (NYSE: MDT)
Medtronic plc develops, manufactures, and sells device-based medical therapies to healthcare systems, physicians, clinicians, and patients worldwide. Its Cardiovascular Portfolio segment offers implantable cardiac pacemakers, cardioverter defibrillators, and cardiac resynchronization therapy devices; cardiac ablation products; insertable cardiac monitor systems; TYRX products; and remote monitoring and patient-centered software. It also provides aortic valves, surgical valve replacement and repair products, endovascular stent grafts and accessories, and transcatheter pulmonary valves; and percutaneous coronary intervention products, percutaneous angioplasty balloons, and products. The company’s Medical Surgical Portfolio segment offers surgical stapling devices, vessel sealing instruments, wound closure, electrosurgery products, surgical artificial intelligence and robotic-assisted surgery products, hernia mechanical devices, mesh implants, gynecology and lung products, and various therapies to treat diseases, as well as products in the fields of minimally invasive gastrointestinal and hepatologic diagnostics and therapies, patient monitoring, airway management and ventilation therapies, and renal disease. Its Neuroscience Portfolio segment offers products for spinal surgeons; neurosurgeons; neurologists; pain management specialists; anesthesiologists; orthopedic surgeons; urologists; urogynecologists; interventional radiologists; ear, nose, and throat specialists; and systems that incorporate energy surgical instruments. It also provides image-guided surgery and intra-operative imaging systems and robotic guidance systems used in robot assisted spine procedures; and therapies for vasculature in and around the brain. The company’s Diabetes Operating Unit segment offers insulin pumps and consumables, continuous glucose monitoring systems, smart insulin pen systems, and consumables and supplies. The company was founded in 1949 and is headquartered in Dublin, Ireland.

Senseonics Holdings Inc. (NYSEAM: SENS)
Senseonics Holdings, Inc., a medical technology company, develops and commercializes continuous glucose monitoring (CGM) systems for people with diabetes in the United States, Europe, the Middle East, and Africa. The company’s products include Eversense and Eversense XL, which are implantable CGM systems to measure glucose levels in people with diabetes through an under-the-skin sensor, a removable and rechargeable smart transmitter, and a convenient app for real-time diabetes monitoring and management for a period of up to six months. It serves healthcare providers and patients through a network of distributors and strategic fulfillment partners. The company has a collaboration agreement with the University Hospitals Accountable Care Organization. Senseonics Holdings, Inc. was founded in 1996 and is headquartered in Germantown, Maryland.
Tandem Diabetes Care, Inc (NasdaqGM: TNDM)
Tandem Diabetes Care, Inc., a medical device company, designs, develops, and commercializes various products for people with insulin-dependent diabetes in the United States and internationally. The company’s flagship product is the t:slim X2 insulin delivery system, a pump platform that comprises t:slim X2 pump, its 300-unit disposable insulin cartridge, and an infusion set. It also provides t:slim X2 insulin with Basal-IQ and control IQ technology; t:slim X2 with G5 Integration; and Tandem Device Updater, a tool that allows users to update their pump’s software. In addition, the company offers t:connect, a web-based data management application, which provides a visual way to display diabetes therapy management data from the pump, continuous glucose monitoring, and supported blood glucose meters for users, their caregivers, and their healthcare providers; and Sugarmate, a mobile app for people with diabetes who use insulin. It has development and commercialization agreements with Dexcom, Inc. and Abbott Laboratories. The company was formerly known as Phluid Inc. and changed its name to Tandem Diabetes Care, Inc. in January 2008. Tandem Diabetes Care, Inc. was incorporated in 2006 and is headquartered in San Diego, California.
Zoetis Inc. (NYSE: ZTS)
Zoetis Inc. discovers, develops, manufactures, and commercializes animal health medicines, vaccines, and diagnostic products in the United States and internationally. It commercializes products primarily across species, including livestock, such as cattle, swine, poultry, fish, and sheep; and companion animals comprising dogs, cats, and horses. The company also offers vaccines, which are biological preparations to prevent diseases of the respiratory, gastrointestinal, and reproductive tracts or induce a specific immune response; anti-infectives that prevent, kill, or slow the growth of bacteria, fungi, or protozoa; and parasiticides that prevent or eliminate external and internal parasites, which include fleas, ticks, and worms. It also provides other pharmaceutical products that comprise pain and sedation, antiemetic, reproductive, and oncology products; dermatology products for itch associated with allergic conditions and atopic dermatitis; and medicated feed additives, which offer medicines to livestock. In addition, the company provides portable blood and urine analysis testing, including point-of-care diagnostic products, instruments and reagents, rapid immunoassay tests, reference laboratory kits and services, and blood glucose monitors; and other non-pharmaceutical products, including nutritional and agribusiness services, as well as products and services in areas, such as biodevices, genetics tests, and precision animal health. It markets its products to veterinarians, livestock producers, and retail outlets, as well as third-party veterinary distributors through its sales representatives, and technical and veterinary operations specialists. The company was founded in 1952 and is headquartered in Parsippany, New Jersey.

The following is a table including details regarding the industry, size, and profitability along with further detail regarding revenue forecasts and the specific multiples considered for each Guideline Company:
(in $ Millions)
Company Name Industry	Abbott Laboratories Pharmaceutica	AdaptHealth Corp. Health Care	DarioHealth Corp. Health Care	DexCom, Inc. Health Care	Insulet Corporation Health Care	Medtronic plc Health Care	Senseonics Holdings, Inc. Health Care	Diabetes Care, Inc. Health Care	Zoetis Inc. Pharmaceutica	25th %	Median
Enterprise Value	$176,330.0	$4,611.1	$73.4	$31,275.8	$16,605.9	$121,836.1	$528.8	$2,747.0	$73,407.3

LTM EBITDA Margin	30.4%	20.1%	-249.3%	14.9%	10.1%	29.6%	-422.5%	-2.2%	40.6%
Total Revenue
Calendar Year Ending December 31, 2022	42,509.9	2,946.9	27.8	2,891.2	1,234.9	31,136.0	16.4	836.4	8,265.1	836.4	2,891.2
Calendar Year Ending December 31, 2023	40,578.5	3,242.1	35.0	3,473.2	1,494.2	32,451.6	31.4	979.4	8,935.8	979.4	3,242.1
Calendar Year Ending December 31, 2024	43,112.8	3,630.9	50.7	4,094.0	1,780.8	32,023.9	46.0	1,136.8	9,679.0	1,136.8	3,630.9

Enterprise Value / Total Revenue
Calendar Year Ending December 31, 2022	4.1x	1.6x	2.6x	10.8x	13.4x	3.9x	NM	3.3x	8.9x	3.1x	4.0x
Calendar Year Ending December 31, 2023	4.3x	1.4x	2.1x	9.0x	11.1x	3.8x	16.8x	2.8x	8.2x	2.8x	4.3x
Calendar Year Ending December 31, 2024	4.1x	1.3x	1.4x	7.6x	9.3x	3.8x	11.5x	2.4x	7.6x	2.4x	4.1x

Enterprise Value / Total Revenue: Size Adjusted
Calendar Year Ending December 31, 2022	3.4x	1.5x	2.6x	7.3x*	8.6x *	3.3x	NA	2.9x	6.1x *	2.9x	2.9x
Calendar Year Ending December 31, 2023	3.6x	1.3x	2.1x	6.5x *	7.5x *	3.2x	11.6x *	2.5x	5.8x *	2.5x	2.5x
Calendar Year Ending December 31, 2024	3.4x	1.2x	1.4x	5.7x *	6.7x *	3.2x	8.8x *	2.2x	5.5x *	2.2x	2.2x
*	Excluded from the median indications as they were determined to be outliers as compared to the collective group

Marshall & Stevens reviewed, among other things, the Guideline Companies’ enterprise value as a multiple of revenue for the years ending December 31, 2022, December 31, 2023, and December 31, 2024 forecast for each Guideline Company. The size adjusted multiples (excluding the outliers) of enterprise value to revenue for the Guideline Companies ranged from 1.2x to 3.6x. The multiples were size adjusted based on a comparison to the respective deciles, and the respective equity risk premium, to which each Guideline Company was classified compared to the 10th decile utilized for Profusa. The median value multiples selected were based upon the median multiple, the low value was based on the 25th percentile multiple. Given the expected growth profile of Profusa, the years ending December 31, 2024 and December 31, 2025 forecasted value indications were weighted equally to arrive at the final range of value. The selected multiples were as follows:
25th Percentile Value Enterprise Value / Revenue
Projected 12/31/2024	Projected 12/31/2025
$73,139,316	$ 174,889,397
2.20x	2.10x
$ 160,906,495	$ 367,267,735

50.0%	50.0%

$80,453,248	$ 183,633,867

$ 264,100,000
Median Value Enterprise Value / Revenue
Projected 12/31/2024	Projected 12/31/2025
$73,139,316	$ 174,889,397
2.70x	2.60x
$ 197,476,153	$ 454,712,433

50.0%	50.0%

$98,738,077	$ 227,356,217

$ 326,100,000
The indication of enterprise value for Profusa using the guideline public company method was estimated to be between approximately $264,100,000 to $326,100,000.
Guideline Transaction Analysis
The market transaction method is a variation of the market approach where transactions involving the actual sale or purchase of the enterprise value of similar companies to Profusa are analyzed to provide an indication of fair market value. In the present instance, we have reviewed transactions involving companies engaged within the healthcare equipment industry. We performed our search using the Capital IQ database. Our search yielded thirty-three (33) transactions. The transaction details are provided below for the selected transactions are derived from publicly available information and are summary in nature. Marshall & Stevens has conducted no due diligence as to the truthfulness, accuracy or completeness of this information and makes no representation or warranty as to any such matter.
Close Date	Buyer	Target	Enterprise Value (EV)	Target LTM Revenue	EV/ Revenue
(in $ Millions)
2/14/2017	Welch Allyn, Inc.	Mortara Instrument, Inc.	330.0	115.0	2.9x
4/3/2017	Teleflex Medical Canada Inc.	Pyng Medical Corp.	16.7	4.7	3.5x
4/20/2017	Guangdong Eastone Century Technology Co., Ltd. (n/k/a: Eastone)	Shenzhen Belter Health Measurement and Analysis Technology Co.,	140.8	26.4	5.3x
6/28/2017	BioTelemetry, Inc.	LifeWatch AG	271.1	113.8	2.4x
7/13/2017	Eurazeo PME	In'Tech Medical SAS	111.0	61.9	1.8x
7/21/2017	Philips Holding USA Inc.	Electrical Geodesics, Inc.	38.3	16.3	2.4x
7/25/2017	PAI Partners; PAI Europe VI, L.P.	ELITech Group SAS	413.8	153.1	2.7x
7/25/2017	SunTech Medical, Inc.	CAS Medical Systems, Inc., Non-invasive Blood Pressure	6.5	3.6	1.8x
8/4/2017	Halma plc	Cardios Sistemas Comercial e Industrial Ltda and Cardio Dinamica	17.6	8.0	2.2x
2/14/2018	TPG Capital, L.P.	Exactech, Inc.	758.4	264.4	2.9x
4/30/2018	Axcel Management A/S	Orion Diagnostica Oy (nka:Aidian Oy)	269.3	66.3	4.1x

Close Date	Buyer	Target	Enterprise Value (EV)	Target LTM Revenue	EV/ Revenue
(in $ Millions)
7/31/2018	Hologic, Inc.	Faxitron Bioptics, LLC	89.0	27.0	3.3x
10/22/2018	Stryker Corporation	Invuity, Inc.	200.3	40.8	4.9x
4/1/2019	Fortive Corporation	Advanced Sterilization Products Services Inc.	2,700.0	775.0	3.5x
4/11/2019	U.S. Physical Therapy, Inc.	BTE Workforce Solutions, LLC	23.6	13.0	1.8x
4/18/2019	Edwards Lifesciences Corporation	CAS Medical Systems, Inc.	104.9	21.9	4.8x
4/30/2019	Revenio Group Oyj	CenterVue SpA	67.2	21.0	3.2x
10/1/2019	CellaVision AB (publ)	RAL Diagnostics SAS	27.1	9.0	3.0x
8/12/2020	Planet DDS, Inc.	Apteryx Imaging Inc.	29.9	15.6	1.9x
11/10/2020	Stryker B.V.	Wright Medical Group N.V.	5,265.8	910.4	5.8x
12/31/2020	Masimo Corporation	LiDCO Group Plc	40.9	13.1	3.1x
6/2/2021	STERIS plc	Cantel Medical LLC	4,421.1	1,055.8	4.2x
7/12/2021	PerkinElmer (UK) Holdings Limited	Immunodiagnostic Systems Holdings PLC	125.1	48.4	2.6x
7/14/2021	TA Associates Management, L.P.; TA Investors XIII, L.P.; Ta Xiii-	Elos Medtech AB (publ)	222.9	75.9	2.9x
7/30/2021	Empower Clinics Inc.	Medi+Sure Canada Inc.	2.8	1.6	1.8x
11/17/2021	Bruker Corporation	MOLECUBES NV	24.5	5.7	4.3x
12/13/2021	Baxter International Inc.	Hill-Rom Holdings, Inc.	12,406.9	2,926.1	4.2x
1/11/2022	Medicover AB (publ)	NIPD Genetics Limited	73.9	18.3	4.0x
3/2/2022	GVS Technology (Suzhou) Co., Ltd.	Shanghai Transfusion Technology Co., Ltd.	67.9	27.9	2.4x
5/24/2022	Altaris Capital Partners, LLC	IntriCon Corporation	226.7	125.2	1.8x
5/27/2022	Quidel Corporation (nka: QuidelOrtho Corporation)	Ortho Clinical Diagnostics Holdings plc	8,082.6	2,038.4	4.0x
6/8/2022	Oracle Corporation	Cerner Corporation	29,071.6	5,707.5	5.1x
7/21/2022	ArchiMed SAS; Med Platform II	Natus Medical Incorporated	1,122.4	478.3	2.3x
25th Percentile (Rounded)	2.4x
Median (Rounded)	3.0x
Marshall & Stevens reviewed, among other things, each of the above enterprise values as a multiple of revenue for the last twelve months for each transaction. The multiples of enterprise value to revenue for the above transactions ranged from 1.8x to 5.8x. The median value multiples selected were based upon the median multiple, the low value was based on the 25th percentile multiple. Given the expected growth profile of Profusa, the years ending December 31, 2024 and December 31, 2025 forecasted value indications were weighted equally to arrive at the final range of value. The selected multiples were as follows:
25th Percentile Value Enterprise Value / Revenue
Projected 12/31/2024	Projected 12/31/2025
$73,139,316	$ 174,889,397
2.20x	2.10x
$ 160,906,495	$ 367,267,735

50.0%	50.0%

$80,453,248	$ 183,633,867

$ 264,100,000
Median Value Enterprise Value / Revenue
Projected 12/31/2024	Projected 12/31/2025
$73,139,316	$ 174,889,397
2.80x	2.70x
$ 204,790,085	$ 472,201,373

50.0%	50.0%

$ 102,395,042	$ 236,100,687

$338,500,000
The overall range of enterprise value for the transaction approach was $264,100,000 to $338,500,000.

The indication of enterprise value for Profusa using the guideline transaction method was estimated to be between approximately $264,100,000 to $338,500,000.
Reconciled Conclusion of Value
Marshall & Stevens considered the discounted cash flow method, the guideline public company method and the guideline transaction method. A 50.0% weighting was placed on the discounted cash flow method given the detailed forecast provided by Profusa management. A 25.0% weighting was placed on the guideline public company method due to the discrepancies in financial size, growth potential, service offerings between the guideline companies and Profusa. A 25.0% weighting was placed on the guideline transaction method given the lack of available data on the transactions cited. Marshall & Stevens concluded to a final enterprise value range of approximately $259,950,000 to $330,550,000.
Estimated Fair Value of the Earnout and Total Consideration
Because the transaction consideration includes a contingent earnout, Marshall & Stevens performed an analysis of such earnout to compute its fair value as of the valuation date for purposes of determining total consideration paid. Such analysis uses a probability based Monte Carlo simulation approach to determine the expected fair value of the Milestone Event I through IV shares (each, a “Milestone Event”), each of which have the potential of 968,750 shares for a total maximum of 3,875,000 earnout shares. The earnout shares will be granted based upon certain trigger points and as stated in the Merger Agreement. Based on 10,000 simulation trials, Milestone Event I shares were achieved in 25.0% of the trials, Milestone Event II shares were achieved in 29.7% of the trials, Milestone Event III shares were achieved in 4.4% of the trials and Milestone Event IV shares were achieved in 13.6% of the trials. The values assigned to the shares were estimated based upon the simulated share price simulation and using the prices when achieved. Based upon this method, Marshall & Stevens estimated the fair value of the earnout to be approximately $9,000,000 for Milestone Event I shares, approximately $8,900,000 for the Milestone Event II shares, approximately $600,000 for the Milestone Event III shares and approximately $1,800,000 for the Milestone Event IV shares for a combined fair market value of the earnout shares of approximately $20,300,000. Therefore, total consideration was comprised of (a) the upfront consideration of 15,500,000 shares valued at $10.00 or $155,000,000 plus (b) the fair value of the earnout shares of approximately $20,300,000 for total consideration of $175,300,000.
NorthView and Profusa have subsequently publicly disclosed an illustrative post-closing use of proceeds summary for New ICI that reflects more current information from the time that Northview’s team performed its analysis prior to signing the Merger Agreement, as shown below:

The NorthView Board’s Reasons for the Approval of the Business Combination
As described under “The Background of the Merger” above, the NorthView Board, in evaluating the Merger, consulted with NorthView’s management, NorthView advisors, financial advisors and legal advisors. The members of the NorthView Board and management have extensive transactional experience, particularly in the healthcare industry, and in reaching its unanimous decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, the NorthView Board considered a range of factors, including, but not limited to, the factors discussed below. In light of the number and wide variety of factors considered in connection with its evaluation of the proposed Business Combination, the NorthView Board did not consider it practicable to, and did not attempt to, quantify or otherwise assign relative weights to the specific factors that it considered in reaching its determination and supporting its decision. The NorthView Board contemplated its decision as in the context of all of the information available and the factors presented to and considered by it. In addition, individual directors may have given different weight to different factors. This explanation of NorthView’s reasons for approving the Business Combination and all other information presented in this section is forward-looking in nature and, therefore, should be read in light of the factors discussed under the section titled “Cautionary Note Regarding Forward-Looking Statements.”
In approving the Business Combination, the NorthView Board decided to obtain a fairness opinion. The officers and directors of NorthView have substantial experience in evaluating the operating and financial merits of companies from a wide range of industries but specifically focusing on the healthcare industry and concluded that their experience and background, together with the experience of their advisors including Marshall & Stevens, enabled them to make the necessary analyses and determinations regarding the Merger.
The NorthView Board considered a number of factors pertaining to the Business Combination as generally supporting its decision to enter into the Merger Agreement and the transactions contemplated thereby, including, but not limited to, the following:
(i)	Late-stage development or revenue generating
(ii)	High growth prospects with sustainable proprietary position
(iii)	Experienced management teams with previous successes, especially where we can add critical public company expertise
(iv)	Addressable conditions that are clinically important and under-diagnosed or treated
(v)	Independent companies or corporate spin offs
(vi)	Domestic or International base of business
Profusa meets many of the criteria listed above, including its ability to generate revenue from the Lumee Oxygen product in Europe without further regulatory approval and the potential to generate revenue from Lumee Oxygen product in the U.S. and the Lumee Glucose product in both Europe and the U.S. following regulatory approval, its growth plan to be a leading digital health technology company, its experienced management team, its clinically important consumer-friendly platform, its private independent structure, and its potential domestic and international base of business.
More specifically, the NorthView Board took into consideration the following factors or made the following determinations, as applicable:
(i)
A target company in the health care sector with near term revenue potential: Profusa’s biosensor technology and developed applications have been validated and O2 approved in EU while seeking FDA approval in US. Thus, near-term revenue potential, subject to regulatory approval.

(ii)
High growth prospects: In addition to oxygen and glucose monitoring, Profusa’s biosensor technology and AI monitoring is a true platform with meaningful revenue growth prospects. The Lumee Oxygen product is ready to be launched in the EU without further regulatory approval.

(iii)
Proven and experienced management team that is positioned to successively lead New Profusa after the Merge: Profusa is led by Ben Hwang, PhD and co-founder. Ben has a team that has been working effectively together for more than nine years.

(iv)
Technology that is more than a single application and has the potential to be a platform: The Profusa biosensor platform is clinically important, consumer-friendly platform which measures an individual’s biochemistry that is easy to use, cost-effective, and provides the necessary data to manage chronic disease and health and wellness decisions to improve health outcomes for a large population of potential users while collecting actionable data potentially for clinical trial and pharmaceutical development. Additional product applications include lactate, sodium, CO2 and ethanol monitoring
(v)
Ready to go public with a substantial infrastructure and with minimal cash needs to meet milestones: Profusa is based in the U.S. with global prospects and investor interest. Profusa plans to manage operations the U.S. while manufacturing with contractors or partners regionally.

(vi)
Strong Investor Support: Profusa has raised over $70 million in capital to date in the private markets and over $30 million in non-dilutive funding by DARPA and NIH demonstrating broad based interest. Strategic, global investors and potential partners have also demonstrated interest in providing financial support.

•
Profusa’s post-closing condition. The NorthView Board also considered factors such as Profusa’s outlook, financial plan and debt structure, taking into consideration the fact that, after consummation of the Merger, Profusa will have approximately $15 million of cash on its balance sheet, positioning it to execute its plan to:

(i)	Ramp up operations to produce sensors, readers and launch its AI platform
(ii)	Complete pivotal studies and obtain approval of the Lumee Oxygen product in the US. File for FDA approval of the Lumee CGM product.
(iii)	Build commercial resources and operational capabilities
(iv)	Commercialize the Lumee Oxygen product and prepare for and execute commercial launch of the Lumee CGM product.
•
Purchase price paid by the Company to Profusa is fair to the Company from a financial point of view. Based on Marshall & Stevens’ fair value analysis, Management analysis and legal due diligence, the NorthView Board determined that the value of the consideration to be deliver by the Company to Profusa shareholders is fair to the Company from a financial point of view. Marshall & Stevens specifically provided the opinion that the value of the consideration to be provided by the Company to Profusa shareholders in the Merger, as provided in the Merger Agreement, is fair to the Company from a financial point of view.

The NorthView Board also considered a variety of uncertainties, risks and other potentially negative factors relating to the Merger including, but not limited to, the following: redemptions, complexities related to the stockholder vote, litigation and threats of litigation and broader macroeconomic risks, including Profusa’s status as an early stage company without an operating history, the competitive landscape, the uncertainties of FDA approval and the execution risk that could create difficulties for Profusa in effectively managing its commercialization and distribution of its products and, subsequently, managing its growth and expanding its operations.
Specifically, the NorthView Board considered the following issues and risks:
•	Risk that the benefits described above may not be achieved. The risk that the potential benefits of the Merger may not be fully achieved, or may not be achieved within the expected timeframe.
•
Risk of the liquidation of NorthView. The risks and costs to NorthView if the Merger is not completed, including the risk of diverting management’s focus and resources from other business combination opportunities, which could result in NorthView being unable to effect a business combination in the requisite time frame and force NorthView to liquidate.

•
Exclusivity. The fact that the Merger Agreement includes an exclusivity provision that prohibits NorthView from soliciting other business combination proposals, which restricts NorthView’s ability, so long as the Merger Agreement is in effect, to consider other potential business combinations.

•	Risks regarding the stockholder vote. The risk that NorthView’s stockholders may fail to provide the votes necessary to effect the Merger.
•
Closing conditions. The fact that completion of the Merger is conditioned on the satisfaction of certain closing conditions that are not within NorthView’s control, including approval by NorthView’s stockholders and approval by Nasdaq of the initial listing application in connection with the Merger.

•	Potential litigation. The possibility of litigation challenging the Merger or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin consummation of the Merger.
•	Fees and expenses. The fees and expenses associated with completing the Merger.
•	Potential impacts of COVID-19. Uncertainties regarding the potential impacts of the COVID-19 virus and related economic disruptions on Profusa’s operations.
•
Other risk factors. Various other risk factors associated with the respective businesses of NorthView and Profusa as described in the section entitled “Risk Factors” appearing elsewhere in this proxy statement/prospectus.

The NorthView Board concluded that the potential benefits expected for NorthView and its stockholders as a result of the Merger outweighed the any potentially negative factors related to the Merger. Accordingly, the NorthView Board unanimously determined that the Merger Agreement, and the transactions contemplated thereby, including the Merger, were advisable, fair to and in the best interests of NorthView and its stockholders.
Profusa Reasons for the Merger
In the course of reaching its decision to approve the merger, the Profusa board of directors held numerous meetings, consulted with Profusa’s senior management, its financial advisors and legal counsel, and considered a wide variety of factors including, among others, the following material factors (which factors are not necessarily presented in any order of relative importance):
•
the merger will provide Profusa’s current stockholders with greater liquidity by owning publicly-traded stock, and expanding both the access to capital for Profusa and the range of investors potentially available as a public company, compared to the investors Profusa could otherwise gain access to if it continued to operate as a privately-held company;

•	the potential benefits from increased public market awareness of Profusa and its products;
•	the historical and current information concerning Profusa’s business, including its financial performance and condition, operations, management and pre-clinical and clinical data;
•	the competitive nature of the industry in which Profusa operates;
•	the Profusa board of directors’ fiduciary duties to Profusa’s stockholders;
•	the board’s belief that this transaction provides a viable public listing strategy, and addresses the risk of the lack of an available market for an initial public offering at a later date;
•	the expected cash resources of the combined organization (including the ability to support the combined company’s current and planned operations);
•	the terms and conditions of the Merger Agreement;
•
certain shares of New Profusa Common Stock issued to Profusa’s stockholders will be registered on a Form S-4 registration statement and will become freely tradable for Profusa’s stockholders who are not affiliates of Profusa and subject to any applicable lock-up agreements; and

•	the likelihood that the merger will be consummated on a timely basis.
The Profusa board of directors also considered a number of uncertainties and risks in its deliberations concerning the merger and the other transactions contemplated by the Merger Agreement, including the following:
•
the possibility that the merger might not be completed in a timely manner or at all, and the potential adverse effect of the public announcement of the merger on the reputation of Profusa and the ability of Profusa to obtain financing in the future in the event the merger is not completed;

•
the costs involved in connection with completing the merger, the time and effort of Profusa senior management required to complete the merger, the related disruptions or potential disruptions to Profusa’s business operations and future prospects, including its relationships with its employees, suppliers and partners and others that do business or may do business in the future with Profusa, and related administrative challenges associated with combining the companies;

•
the additional expenses and obligations to which Profusa’s business will be subject following the merger that Profusa has not previously been subject to, and the operational changes to Profusa’s business, in each case that may result from being a public company;

•	the fact that the representations and warranties in the Merger Agreement do not survive the closing of the merger and the potential risk of liabilities that may arise post-closing; and
•	various other risks associated with the combined organization and the merger, including the risks described in the section entitled “Risk Factors” in this proxy statement/prospectus.
The foregoing information is not intended to be exhaustive, but summarizes the material factors considered by the Profusa board of directors in its consideration of the Merger Agreement and the transactions contemplated. The Profusa board of directors concluded that the benefits, advantages and opportunities of a potential transaction outweighed the uncertainties and risks described above. After considering these and other factors, the Profusa board of directors unanimously approved the Merger Agreement, the merger and the other transactions contemplated by the Merger Agreement.
Interests of NorthView’s Directors and Officers in the Business Combination
When you consider the recommendation of NorthView’s Board in favor of approval of the Business Combination Proposal, you should keep in mind that certain of NorthView’s directors and officers have interests in the Business Combination that are different from, or in addition to, your interests as a stockholder. These interests include, among other things:
•
the beneficial ownership of the Sponsor and certain of NorthView’s directors of an aggregate of 78.7% of outstanding NorthView Common Stock, which shares would become worthless if NorthView does not complete a business combination within the applicable time period, as the Sponsor and NorthView’s officers directors have waived any right to redemption with respect to these shares. Such shares have an aggregate market value of approximately $[  ] based on the closing price of NorthView Common Stock of $[•] on Nasdaq on [•], 2024 the Record Date for the special meeting of stockholders;

•
the beneficial ownership of the Sponsor of 5,162,500 Private Placement Warrants, for which it paid $5,162,500 and which will expire and be worthless if NorthView does not complete a business combination within the applicable time period;

•	NorthView’s officers and directors have an aggregate of $560,833 invested in the Sponsor, which will be lost in the event that the Business Combination is not approved and concluded;
•
NorthView’s directors will not receive reimbursement for all out-of-pocket expenses incurred by them on NorthView’s behalf incident to identifying, investigating and consummating a business combination, unless a business combination is consummated (as of the date hereof, $0.00 have been incurred);

•
Up to an aggregate amount of $1,500,000 of any amounts outstanding under any working capital loans made by Sponsor or any of its affiliates to NorthView may be converted into warrants to purchase New Profusa Common Stock at a price of $1.00 per warrant at the option of the lender. As of the date of this proxy statement/prospectus there were no amounts outstanding under such working capital loans, other than a convertible promissory note balance in the amount of $1,121,815;

•
the Sponsor and its affiliates can earn a positive rate of return on their investments, even if the public stockholders experience a negative rate of return on their investments in NorthView and New Profusa;

•	the potential continuation of certain of NorthView’s directors as directors of New Profusa if the Business Combination is completed;
•
because Sponsor and the NorthView directors will benefit from the completion of a business combination, they may be incentivized to recommend and complete a business combination of a less favorable target company or on terms less favorable to NorthView stockholders, rather than liquidate NorthView; and

•
the continued indemnification of current directors and officers of NorthView and the continuation of directors’ and officers’ liability insurance after the Business Combination. In addition, I-Bankers and Dawson James, the managing underwriters of NorthView’s IPO, received an aggregate of

450,000 registered representative shares of NorthView Common Stock in connection with the IPO. None of those shares will have any value if NorthView fails to complete an initial business combination and liquidates. Also, pursuant to a business combination marketing agreement executed by NorthView, I-Bankers and Dawson James, in connection with the IPO, as amended on November 7, 2022, I-Bankers and Dawson James are entitled to receive a fee from NorthView in connection with the Business Combination in an amount equal to an aggregate of $6,986,250, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in NorthView Common Stock. This fee is payable only in the event that a business combination closes. Assuming a share price of $10.00 for the NorthView Common Stock, the number of shares to be issued in connection with the business combination marketing fee would be 506,503 shares of NorthView Common Stock.
Potential Actions to Secure Requisite Stockholder Approvals
In connection with the stockholder vote to approve the Business Combination, the Sponsor and NorthView’s directors, officers, advisors or their affiliates may privately negotiate transactions to purchase shares of NorthView Common Stock from stockholders who would have otherwise elected to have their shares redeemed in conjunction with the Business Combination for a per-share pro rata portion of the Trust Account. None of the Sponsor or NorthView’s directors, officers, advisors or their affiliates will make any such purchases when they are in possession of any material non-public information not disclosed to the seller. Such a purchase of shares may include a contractual acknowledgement that such stockholder, although still the record holder of the shares of NorthView Common Stock is no longer the beneficial owner thereof and therefore agrees not to exercise its redemption rights. In the event that the Sponsor or NorthView’s directors, officers, advisors or their affiliates purchase shares in privately negotiated transactions from NorthView Holders who have already elected to exercise their redemption rights, such selling stockholders would be required to revoke their prior elections to redeem their shares. Any such transaction would be separately negotiated at the time of the transaction. The consideration for any such transaction would consist of cash and/or NorthView Common Stock owned by the Sponsor and/or NorthView’s directors, officers, advisors, or their affiliates. While the exact nature of any such incentives has not been determined as of the date of this proxy statement/prospectus, they might include, without limitation, arrangements to protect such investors or holders against potential loss in value of their shares, including the granting of put options and, with Profusa’s consent, the transfer to such investors or holders of shares owned by the Sponsors for nominal value. In such transactions, the purchase price for the NorthView Common Stock will not exceed the per-share redemption amount available to redeeming shareholders. In addition, the purchasers described above will waive redemption rights, if any, with respect to the NorthView Common Stock they acquire in such transactions. The purpose of such share purchases would be to increase the likelihood of obtaining stockholder approval of the Business Combination or to satisfy the closing condition in the Merger Agreement that NorthView has, in the aggregate, cash (held both in and outside of the Trust Account) that is equal to or greater than $15 million, however, such purchased shares would not be voted in favor of approving the Business Combination. The details of such purchases would be disclosed by NorthView in a Form 8-K Current Report prior to the Special Meeting, and would be made in compliance with Rule 14e-5 under the Securities Exchange Act of 1934, relying on Tender Offer Compliance and Disclosure Interpretation 166.01 (March 22, 2022).
Regulatory Matters
Under the HSR Act and the rules that have been promulgated thereunder by the FTC, certain transactions may not be consummated unless information has been furnished to the Antitrust Division and the FTC and certain waiting period requirements have been satisfied. The Business Combination is not subject to these requirements.
At any time before or after consummation of the Business Combination, notwithstanding termination of the waiting period under the HSR Act, the applicable competition authorities the United States or any other applicable jurisdiction could take such action under applicable antitrust laws as such authority deems necessary or desirable in the public interest, including seeking to enjoin the consummation of the Business Combination, conditionally approving the Business Combination upon divestiture of Profusa’s assets, subjecting the completion of the Business Combination to regulatory conditions or seeking other remedies. Private parties may also seek to take legal action under the antitrust laws under certain circumstances. NorthView cannot assure you that the Antitrust Division, the FTC, any state attorney general, or any other government authority will not attempt to challenge the Business Combination on antitrust grounds, and, if such a challenge is made, NorthView cannot assure you as to its result.
None of NorthView or Profusa are aware of any material regulatory approvals or actions that are required for completion of the Business Combination other than the expiration or early termination of the waiting period under the HSR Act. It is presently contemplated that if any such additional regulatory approvals or actions are required, those approvals or actions will be sought. There can be no assurance, however, that any additional approvals or actions will be obtained.
Listing of New Profusa Common Stock
Approval of the listing on Nasdaq of the New Profusa Common Stock to be issued in the Business Combination, subject to official notice of issuance, is a condition to each party’s obligation to complete the Business Combination.
Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NorthView will be treated as the “acquired” company for accounting purposes, and the Business Combination will be treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization. The net assets of NorthView will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Profusa. See the accounting treatment discussed elsewhere in this proxy statement/prospectus.
Certain Unaudited Profusa Prospective Financial Information
Profusa does not as a matter of course make public projections as to future results. Profusa provided its internally-derived forecasts, prepared in the first quarter of 2021, for each of the years in the five-year period ending December 31, 2025 to NorthView for use as a component of its overall evaluation of Profusa (the “Initial Projections”). Updated prospective financial information reflecting Profusa’s present forecast related to its business (the “Updated Projections” and, together with the Initial Projections, the “Projections”) are included in this proxy statement.
In the third quarter of 2023, Profusa management determined that, due to delays in consummating the Business Combination and raising additional capital that would be needed to support growth initiatives, the Initial Projections no longer reflected Profusa management’s view on the future performance of Profusa for the initial years of the forecasted period. In connection with this determination, Profusa management presented NorthView with the Updated Projections for the years 2023 to 2032, which Profusa and NorthView’s Board believed to reflect a sufficient amount of time for Profusa’s and NorthView’s revised expectations for when the Business Combination would be consummated.
The NorthView Board, NorthView’s management team, and its advisors reviewed the key assumptions for the Projections provided by Profusa to the NorthView Board and determined that such assumptions were reasonable at the time they were presented. While alternative scenarios were not provided to the NorthView Board, the NorthView Board considered the probability of achieving such projections and in the view of the NorthView Board, the Projections reflected the best currently available estimates and judgments, and presented, to the best of the NorthView Board’s knowledge and belief, the expected course of action and the expected future financial performance of Profusa.
Profusa’s projected financial information was not prepared with a view towards public disclosure or compliance with the published guidelines of the SEC or the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of prospective financial information. These projections were prepared solely for internal use, and were not intended for third-party use, including by investors or stockholders. You are cautioned not to rely on the projections in making a decision regarding the transaction, as the projections may differ materially from actual results.
The projections reflect numerous assumptions, including economic, market and operational assumptions, all of which are difficult to predict and many of which are beyond Profusa’s control, such as the risks and uncertainties contained in the sections titled “Risk Factors,” “Profusa Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Cautionary Note Regarding Forward-Looking Statements”. The financial projections for revenue, gross profit, net (loss) income, EBITDA and Free Cash Flow provided to NorthView’s Board are forward-looking statements that are based on growth assumptions, which are inherently subject to significant uncertainties and contingencies, many of which are beyond Profusa’s control. There will be differences between actual and projected results, and actual results may be materially greater or materially less than those contained in the projections. While all projections are necessarily speculative, notably, statements regarding Profusa’s five-year business plan and yearly forecasts, and summary financial projections are, without limitation, subject to material assumptions set out below and assumptions regarding Profusa’s ability to buildout its operations on a timely basis, Profusa’s ability to successfully execute its technology and business development plans and growth strategy, Profusa’s ability to compete in rapidly developing markets, Profusa’s ability to source and maintain strategic supply arrangements, including power agreements, and the regulations and government actions affecting the markets in which the Profusa plans to operate. Profusa and NorthView’ Board caution that the assumptions may not materialize and that market developments and economic conditions may render such assumptions, although believed reasonable at the time they were made, subject to greater uncertainty.
The inclusion of the projections in this proxy statement/prospectus should not be regarded as an indication that Profusa or its representatives currently consider the projections to be a reliable prediction of actual future events, and reliance should not be placed on the projections to make a decision regarding the transaction.
EXCEPT AS REQUIRED BY APPLICABLE SECURITIES LAWS, PROFUSA DOES NOT INTEND TO MAKE PUBLICLY AVAILABLE ANY UPDATE OR OTHER REVISION TO THE PROJECTED FINANCIAL INFORMATION. THE PROJECTED FINANCIAL INFORMATION DOES NOT TAKE INTO ACCOUNT ANY CIRCUMSTANCES OR EVENTS OCCURRING AFTER THE DATE THAT INFORMATION WAS PREPARED. READERS OF THIS PROXY STATEMENT/ PROSPECTUS ARE CAUTIONED NOT TO RELY ON THE UNAUDITED PROJECTED FINANCIAL INFORMATION SET FORTH BELOW. NONE OF PROFUSA, NORTHVIEW NOR ANY OF THEIR RESPECTIVE AFFILIATES, OFFICERS, DIRECTORS, ADVISORS OR OTHER REPRESENTATIVES HAS MADE OR MAKES ANY REPRESENTATION TO ANY PROFUSA SHAREHOLDER, NORTHVIEW STOCKHOLDER OR ANY OTHER PERSON REGARDING ULTIMATE PERFORMANCE COMPARED TO THE INFORMATION CONTAINED IN THE PROJECTED FINANCIAL INFORMATION OR THAT FINANCIAL AND OPERATING RESULTS WILL BE ACHIEVED.
Profusa has not made any representations or warranties regarding the accuracy, reliability, appropriateness or completeness of the projections to anyone, including NorthView. Neither Profusa’s officers, management nor any other representative of Profusa has made or makes any representation to any person regarding Profusa’s ultimate performance compared to the information contained in the projections, and none of them intends to or undertakes any obligation to update or otherwise revise the projections to reflect circumstances existing after the date when made or to reflect the occurrence of future events if any or all of the assumptions underlying the projections are shown to be in error. Accordingly, the projections should not be looked upon as “guidance” of any sort. Profusa does not intend to refer back to these projections in its future periodic reports filed under the Exchange Act.
The projections were prepared by, and are the responsibility of, Profusa’s management. Marcum LLP, Profusa’s independent auditors, has not examined, compiled or otherwise applied procedures with respect to the accompanying projected financial information presented herein and, accordingly, expresses no opinion or any other form of assurance on it. The report of Marcum LLP included in this proxy statement/prospectus relates to historical financial information of Profusa. It does not extend to the projections and should not be read as if it does. You are encouraged to review the financial statements of Profusa included in this proxy statement/prospectus, as well as the financial information provided in the sections titled “Selected Historical Financial Information of Profusa” in this proxy statement/prospectus and to not rely on any single financial measure.
The key elements of the projections provided to us are summarized in the section titled “—Opinion of Marshall & Stevens—Financial Projections.”
Expected Accounting Treatment of the Business Combination
The Business Combination will be accounted for as a reverse recapitalization in accordance with GAAP. Under this method of accounting, NorthView will be treated as the “acquired” company for accounting purposes, and the Business Combination will be treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization. The net assets of NorthView will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be those of Profusa. See the accounting treatment discussed elsewhere in this proxy statement/prospectus.
Vote Required for Approval
This Business Combination Proposal (and consequently, the Merger Agreement and the transactions contemplated thereby, including the Business Combination) will be adopted and approved only if at least a majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting vote “FOR” the Business Combination Proposal.
Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the
Special Meeting, abstentions and broker non-votes will have no effect on the Business Combination Proposal.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW’S STOCKHOLDER VOTE “FOR” THE APPROVAL OF THE BUSINESS COMBINATION PROPOSAL.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS
The following is a discussion of certain material U.S. federal income tax considerations to U.S. holders and Non-U.S. holders (each as defined below, and together, “holders”) of shares of NorthView Common Stock that elect to have their NorthView Common Stock redeemed for cash if the Business Combination is completed and (ii) to holders of shares of NorthView Common Stock of the Merger. This discussion applies only to NorthView Common Stock that is held as a “capital asset” within the meaning of Section 1221 of the Code for U.S. federal income tax purposes (generally, property held for investment). This discussion is limited to U.S. federal income tax considerations, and does not address estate or any gift tax considerations or considerations arising under the tax laws of any state, local or non-U.S. jurisdiction. This discussion does not describe all of the U.S. federal income tax consequences that may be relevant to holders in light of their particular circumstances, including the alternative minimum tax, the Medicare tax on certain investment income and the different consequences that may apply if holders are subject to special rules under U.S. federal income tax law that apply to certain types of investors, such as:
•	financial institutions or financial services entities;
•	broker-dealers;
•	insurance companies;
•	dealers or traders subject to a mark-to-market method of accounting;
•	persons holding NorthView Common Stock as part of a “straddle,” hedge, integrated transaction or similar transaction;
•	U.S. holders (as defined below) whose functional currency is not the U.S. dollar;
•	“specified foreign corporations” (including “controlled foreign corporations”), “passive foreign investment companies” and corporations that accumulate earnings to avoid U.S. federal income tax;
•	U.S. expatriates or former long-term residents of the United States;
•	governments or agencies or instrumentalities thereof;
•	regulated investment companies (RICs) or real estate investment trusts (REITs);
•	persons that directly, indirectly or constructively own five percent or more (by vote or value) of NorthView Common Stock;
•	persons who received their shares of NorthView Common Stock pursuant to an exercise of employee share options, in connection with employee share incentive plans or otherwise as compensation;
•	the Sponsor or its affiliates, officers or directors;
•	S corporations or partnerships (including entities or arrangements treated as partnerships for U.S. federal income tax purposes);
•	persons subject to special tax accounting rules as a result of any item of gross income being taken into account in an applicable financial statement;
•	tax-qualified retirement plans;
•	“qualified foreign pension funds” as defined in Section 897(l)(2) of the Code and entities all of the interests of which are held by qualified foreign pension funds; and
•	tax-exempt entities.
If a partnership (including an entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds NorthView Common Stock, the U.S. federal income tax treatment of the partners in the partnership will generally depend on the status of the partners and the activities of the partnership. Partnerships (and entities or arrangements treated as partnerships) and their partners should consult their tax advisors with respect to the tax consequences to them of electing to have their NorthView Common Stock redeemed for cash in connection with the Business Combination.

This discussion is based on the Code and administrative pronouncements, judicial decisions and final, temporary and proposed Treasury Regulations as of the date hereof, which are subject to change, possibly on a retroactive basis, and changes to any of which subsequent to the date of this proxy statement/prospectus may affect the tax consequences described herein. This discussion does not address any aspect of state, local or non-U.S. taxation, or any U.S. federal taxes other than income taxes (such as gift and estate taxes).
We have not sought, and do not expect to seek, a ruling from the IRS as to any U.S. federal income tax consequence described herein. The IRS may disagree with the discussion herein, and its determination may be upheld by a court. Moreover, there can be no assurance that future legislation, regulations, administrative rulings or court decisions will not adversely affect the accuracy of the statements in this discussion.
All holders are urged to consult their own tax advisors with respect to the application of U.S. federal tax laws to their particular situation, as well as any tax consequences arising under the laws of any state, local or non-U.S. jurisdiction.
Adoption of the Proposed Charter
Holders of NorthView Common Stock are not expected to recognize any gain or loss under U.S. federal income tax laws as a result of the adoption of the Proposed Charter in connection with the Business Combination. It is expected that each such holder would have the same basis in its New Profusa Common Stock after the adoption of the Proposed Charter as that holder has in the corresponding NorthView Common Stock immediately prior to the adoption of the Proposed Charter, and such holder’s holding period in New Profusa Common Stock would include the holder’s holding period in the corresponding NorthView Common Stock. Although the matter is not entirely clear, this discussion assumes, and we intend to take the position, that the adoption of the Proposed Charter does not result in an exchange by the holders of NorthView Common Stock for New Profusa Common Stock for U.S. federal income tax purposes. If, contrary to this characterization, the adoption of the Proposed Charter does result in an exchange, it is expected that such exchange would be treated as a recapitalization for U.S. federal income tax purposes. The consequences to holders of a recapitalization could be different than those discussed above. Each holder should consult its own tax advisor regarding the U.S. federal income tax consequences to it of the adoption of the Proposed Charter in connection with the Business Combination.
The remainder of this discussion assumes that the adoption of the Proposed Charter will not result in an exchange for U.S. federal income tax purposes.
Tax Consequences to Holders Electing to Exercise Redemption Rights
Subject to the representations of NorthView and Profusa, and the qualifications, assumptions and limitations in the opinion attached as Exhibit [•] to the registration statement of which this proxy statement/prospectus forms a part, the statements of law and legal conclusions set forth below in this section entitled “Tax Consequences to Holders Electing to Exercise Redemption Rights” represent the opinion of ArentFox Schiff LLP.
In the event that a holder’s shares of NorthView Common Stock are redeemed, the treatment of the redemption for U.S. federal income tax purposes will depend on whether the redemption qualifies as a sale of shares of NorthView Common Stock under Section 302 of the Code. If the redemption qualifies as a sale of shares of NorthView Common Stock, a U.S. holder (as defined below) will be treated as described below under the section entitled “—U.S. Holders —Taxation of Redemption Treated as a Sale of NorthView Common Stock,” and a Non-U.S. holder (as defined below) will be treated as described under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Sale of NorthView Common Stock.” If the redemption does not qualify as a sale of shares of NorthView Common Stock, a holder will be treated as receiving a corporate distribution with the tax consequences to a U.S. holder described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Distribution,” and the tax consequences to a Non-U.S. holder described below under the section entitled “—Non-U.S. Holder—Taxation of Redemption Treated as a Distribution.”
Whether a redemption of shares of NorthView Common Stock qualifies for sale treatment will depend largely on the total number of shares of NorthView Common Stock treated as held by the redeemed holder, and by certain entities or individuals related to the redeemed holder, before and after the redemption (including any stock constructively owned by the holder as a result of owning private placement warrants or public warrants and any NorthView Common Stock that a holder would directly or indirectly acquire pursuant to the Business Combination) relative to all of NorthView shares outstanding both before and after the redemption. The redemption of NorthView Common Stock generally will be treated as a sale of NorthView Common Stock

(rather than as a corporate distribution) if the redemption (1) is “substantially disproportionate” with respect to the holder, (2) results in a “complete termination” of the holder’s interest in NorthView or (3) is “not essentially equivalent to a dividend” with respect to the holder. These tests are explained more fully below.
In determining whether any of the foregoing tests result in a redemption qualifying for sale treatment, a holder takes into account not only shares of NorthView stock actually owned by the holder, but also shares of NorthView stock that are constructively owned by it under certain attribution rules set forth in the Code. A holder may constructively own, in addition to stock owned directly, stock owned by certain related individuals and entities in which the holder has an interest or that have an interest in such holder, as well as any stock that the holder has a right to acquire by exercise of an option, which would generally include NorthView Common Stock which could be acquired pursuant to the exercise of the private placement warrants or the public warrants. Moreover, any NorthView Common Stock that a holder directly or constructively acquires pursuant to the Business Combination generally should be included in determining the U.S. federal income tax treatment of the redemption.
In order to meet the substantially disproportionate test, the percentage of NorthView outstanding voting stock actually and constructively owned by the holder immediately following the redemption of shares of NorthView Common Stock must, among other requirements, be less than eighty percent (80%) of the percentage of NorthView outstanding voting stock actually and constructively owned by the holder immediately before the redemption (taking into account both redemptions by other holders of NorthView Common Stock and the NorthView Common Stock to be issued pursuant to the Business Combination). There will be a complete termination of a holder’s interest if either (1) all of the shares of NorthView Common Stock actually and constructively owned by the holder are redeemed or (2) all of the shares of NorthView Common Stock actually owned by the holder are redeemed and the holder is eligible to waive, and effectively waives in accordance with specific rules, the attribution of stock owned by certain family members and the holder does not constructively own any other shares of NorthView Common Stock (including any stock constructively owned by the holder as a result of owning warrants). The redemption of NorthView Common Stock will not be essentially equivalent to a dividend if the redemption results in a “meaningful reduction” of the holder’s proportionate interest in us. Whether the redemption will result in a meaningful reduction in a holder’s proportionate interest in us will depend on the particular facts and circumstances. However, the IRS has indicated in a published ruling that even a small reduction in the proportionate interest of a small minority stockholder in a publicly held corporation where such stockholder exercises no control over corporate affairs may constitute such a “meaningful reduction.”
If none of the foregoing tests is satisfied, then the redemption of shares of NorthView Common Stock will be treated as a corporate distribution to the redeemed holder, the tax effects to such a U.S. holder will be as described below under the section entitled “U.S. Holders—Taxation of Redemption Treated as a Distribution,” and the tax effects to such a Non-U.S. holder will be as described below under the section entitled “Non-U.S. Holders—Taxation of Redemption Treated as a Distribution.” After the application of those rules, any remaining tax basis of the holder in the redeemed NorthView Common Stock will be added to the holder’s adjusted tax basis in its remaining stock, or, if it has none, to the holder’s adjusted tax basis in its warrants or possibly in other stock constructively owned by it.
Each holder should consult with its own tax advisors as to the tax consequences of a redemption.
Tax Consequences of the Merger to Holders
On the basis of the representations of NorthView and Profusa, it is the opinion of ArentFox Schiff LLP that the Merger will qualify as a “reorganization” within the meaning of Section 368 of the Code, and the parties to the Merger Agreement have agreed to report the Merger in a manner consistent with such tax treatment to the extent permitted under applicable law. Such opinion is filed as Exhibit [•] to the registration statement of which this proxy statement/prospectus forms a part and is based on customary assumptions, representations and covenants. There are many requirements that must be satisfied in order for Merger to qualify as a reorganization under Section 368(a) of the Code, some of which are based upon factual determinations, and others which are fundamental to corporate reorganizations. No ruling has been requested, nor is one intended to be requested, from the IRS as to the U.S. federal income tax consequences of the Merger. Consequently, no assurance can be given that the IRS will not assert, or that a court would not sustain, a position contrary to any of those set forth below.

However, because holders of shares of NorthView Common Stock do not exchange their shares of NorthView Common Stock in the Merger, holders of NorthView Common Stock are not expected to recognize any gain or loss under U.S. federal income tax laws in the event the Merger fails to qualify as a “reorganization” within the meaning of Section 368 of the Code.
U.S. Holders
This section applies to you if you are a “U.S. holder.” A U.S. holder is a beneficial owner of NorthView Common Stock who, or that, is, for U.S. federal income tax purposes:
•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) organized in or under the laws of the United States, any state thereof or the District of Columbia;
•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or
•
a trust if (i) a court within the United States is able to exercise primary supervision over the administration of such trust, and one or more such U.S. persons have the authority to control all substantial decisions of such trust or (ii) it has a valid election in effect under Treasury Regulations to be treated as a United States person.

Taxation of Redemption Treated as a Distribution. If a redemption of a U.S. holder’s shares of NorthView Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of NorthView Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid from NorthView’s current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of NorthView’s current and accumulated earnings and profits will constitute a return of capital that will be applied against and reduce (but not below zero) the U.S. holder’s adjusted tax basis in its shares of NorthView Common Stock. Any remaining excess will be treated as gain realized on the sale of shares of NorthView Common Stock and will be treated as described below under the section entitled “—U.S. Holders—Taxation of Redemption Treated as a Sale of NorthView Common Stock.”
Dividends NorthView pays to a U.S. holder that is a taxable corporation generally will qualify for the dividends received deduction if the requisite holding period is satisfied. With certain exceptions (including, but not limited to, dividends treated as investment income for purposes of investment interest deduction limitations), and provided certain holding period requirements are met, dividends NorthView pays to a non-corporate U.S. holder generally will constitute “qualified dividend income” that will be subject to tax at the maximum tax rate accorded to long-term capital gains. It is unclear whether the redemption rights with respect to the NorthView Common Stock described in this proxy statement/prospectus may prevent a U.S. holder from satisfying the applicable holding period requirements with respect to the dividends received deduction or the preferential tax rate on qualified dividend income, as the case may be.
Taxation of Redemption Treated as a Sale of NorthView Common Stock. If a redemption of a U.S. holder’s shares of NorthView Common Stock is treated as a sale, as discussed above under the section entitled “—Redemption of NorthView Common Stock,” a U.S. holder generally will recognize capital gain or loss in an amount equal to the difference between the amount of cash received in the redemption and the U.S. holder’s adjusted tax basis in the shares of NorthView Common Stock redeemed. A U.S. holder’s adjusted tax basis in its NorthView Common Stock generally will equal the U.S. holder’s acquisition cost less any prior distributions paid to such U.S. holder with respect to its shares of NorthView Common Stock treated as a return of capital. Any such capital gain or loss generally will be long-term capital gain or loss if the U.S. holder’s holding period for the NorthView Common Stock so disposed of exceeds one year. It is unclear, however, whether the redemption rights with respect to the NorthView Common Stock described in this proxy statement/prospectus may suspend the running of the applicable holding period for this purpose. Long-term capital gains recognized by non-corporate U.S. holders generally will be eligible to be taxed at reduced rates. The deductibility of capital losses is subject to limitations.
U.S. holders who hold different blocks of NorthView Common Stock (shares of NorthView Common Stock purchased or acquired on different dates or at different prices) should consult their tax advisors to determine how the above rules apply to them.

Non-U.S. Holders
This section applies to you if you are a “Non-U.S. holder.” A Non-U.S. holder is a beneficial owner of NorthView Common Stock who, or that, is, for U.S. federal income tax purposes:
•	a non-resident alien individual, other than certain former citizens and residents of the United States subject to U.S. tax as expatriates;
•	a foreign corporation; or
•	an estate or trust that is not a U.S. holder.
Taxation of Redemption Treated as a Distribution. If a redemption of a Non-U.S. holder’s shares of NorthView Common Stock is treated as a corporate distribution, as discussed above under the section entitled “— Redemption of NorthView Common Stock,” the amount of cash received in the redemption generally will constitute a dividend for U.S. federal income tax purposes to the extent paid out of NorthView’s current or accumulated earnings and profits (as determined under U.S. federal income tax principles) and, provided such dividend is not effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States, we will be required to withhold tax from the gross amount of the dividend at a rate of thirty percent (30%), unless such Non-U.S. holder is eligible for a reduced rate of withholding tax under an applicable income tax treaty and timely provides proper certification of its eligibility for such reduced rate (usually on an IRS Form W-8BEN or IRS Form W-8BEN-E). Any distribution not constituting a dividend will be treated first as reducing (but not below zero) the Non-U.S. holder’s adjusted tax basis in its shares of NorthView Common Stock redeemed and, to the extent such distribution exceeds the Non-U.S. holder’s adjusted tax basis, as gain realized on the sale of the NorthView Common Stock, which will be treated as described below under the section entitled “—Non-U.S. Holders—Taxation of Redemption Treated as a Sale of NorthView Common Stock.”
Because it may not be certain at the time a Non-U.S. holder is redeemed whether such Non-U.S. holder’s redemption will be treated as a sale of shares or a distribution constituting a dividend, and because such determination will depend in part on a Non-U.S. holder’s particular circumstances, we or the applicable withholding agent may not be able to determine whether (or to what extent) a Non-U.S. holder is treated as receiving a dividend for U.S. federal income tax purposes. Therefore, we or the applicable withholding agent may withhold tax at a rate of 30% (or such lower rate as may be specified by an applicable income tax treaty) on the gross amount of any consideration paid to a Non-U.S. holder in redemption of such Non-U.S. holder’s NorthView Common Stock, unless (i) we or the applicable withholding agent have established special procedures allowing Non-U.S. holders to certify that they are exempt from such withholding tax and (ii) such Non-U.S. holders are able to certify that they meet the requirements of such exemption (e.g., because such Non-U.S. holders are not treated as receiving a dividend under the Section 302 tests described above under the section entitled “—Redemption of NorthView Common Stock”). However, there can be no assurance that we or any applicable withholding agent will establish such special certification procedures. If we or an applicable withholding agent withhold excess amounts from the amount payable to a Non-U.S. holder, such Non-U.S. holder generally may obtain a refund of any such excess amounts by timely filing an appropriate claim for refund with the IRS. Non-U.S. holders should consult their own tax advisors regarding the application of the foregoing rules in light of their particular facts and circumstances and any applicable procedures or certification requirements.
The withholding tax described above does not apply to dividends paid to a Non-U.S. holder who provides an IRS Form W-8ECI certifying that the dividends are effectively connected with the Non-U.S. holder’s conduct of a trade or business within the United States. Instead, the effectively connected dividends will be subject to regular U.S. federal income tax as if the Non-U.S. holder were a U.S. resident, subject to an applicable income tax treaty providing otherwise. A corporate Non-U.S. holder that is receiving effectively connected dividends may also be subject to an additional “branch profits tax” imposed at a rate of thirty percent (30%) (or a lower applicable income tax treaty rate).

Taxation of Redemption Treated as a Sale of NorthView Common Stock. If a redemption of a Non-U.S. holder’s shares of NorthView Common Stock is treated as a sale of NorthView Common Stock, as discussed above under the section entitled “—Redemption of NorthView Common Stock,” subject to the discussions of FATCA (as defined below) and backup withholding below, a Non-U.S. holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized in connection with the redemption, unless:
•
the gain is effectively connected with the conduct of a trade or business by the Non-U.S. holder within the United States (and, if required under certain income tax treaties, is attributable to a United States permanent establishment or fixed base maintained by the Non-U.S. holder);

•	such Non-U.S. holder is an individual who is present in the United States for 183 days or more during the taxable year in which the disposition takes place and certain other conditions are met; or
•
NorthView is or has been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of redemption or the period that the Non-U.S. holder held NorthView Common Stock and, in the case where shares of NorthView Common Stock are regularly traded on an established securities market, the Non-U.S. holder has owned, directly or constructively, more than five percent (5%) of NorthView Common Stock at any time within the shorter of the five-year period preceding the redemption or such Non-U.S. holder’s holding period for the shares of NorthView Common Stock. There can be no assurance that NorthView Common Stock is or has been treated as regularly traded on an established securities market for this purpose.

Unless an applicable treaty provides otherwise, gain described in the first bullet point above will be subject to tax at generally applicable U.S. federal income tax rates as if the Non-U.S. holder were a U.S. resident. Any gains described in the first bullet point above of a corporate Non-U.S. holder may also be subject to an additional “branch profits tax” at a thirty percent (30%) rate (or a lower applicable income tax treaty rate). If the second bullet point applies to a Non-U.S. holder, such Non-U.S. holder generally will be subject to U.S. tax on such Non-U.S. holder’s net capital gain for such year (including any gain realized in connection with the redemption) at a tax rate of thirty percent (30%).
If the third bullet point above applies to a Non-U.S. holder, gain recognized by such holder in connection with the redemption will be subject to tax at generally applicable U.S. federal income tax rates. In addition, we may be required to withhold U.S. federal income tax at a rate of fifteen percent (15%) of the amount realized upon such redemption.
NorthView believes that it is not, and has not been at any time since formation, a United States real property holding corporation and does not expect to be a United States real property holding corporation immediately after the Business Combination is completed. However, this is a factual determination, and there can be no assurance regarding New Profusa’s future status as a United States real property holding corporation.
Information Reporting and Backup Withholding
Payments of cash as a result of a redemption of NorthView Common Stock may be subject to information reporting to the IRS and possible U.S. backup withholding. Backup withholding will not apply, however, to a U.S. holder who furnishes a correct taxpayer identification number and makes other required certifications, or who is otherwise exempt from backup withholding and establishes such exempt status.
A Non-U.S. holder generally will eliminate the requirement for information reporting and backup withholding by providing certification of its foreign status, under penalties of perjury, on a duly executed applicable IRS Form W-8 or by otherwise establishing an exemption.
Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability, and a holder generally may obtain a refund of any excess amounts withheld under the backup withholding rules by timely filing the appropriate claim for refund with the IRS and furnishing any required information.
FATCA Withholding Taxes
Provisions under the Foreign Account Tax Compliance Act (“FATCA”) generally impose withholding of thirty percent (30%) on payments of dividends (including amounts treated as dividends received pursuant to a redemption of stock) on NorthView Common Stock. Thirty percent (30%) withholding under FATCA was scheduled to apply to the gross proceeds of a disposition of any stock, debt instrument, or other property that can produce U.S.-source dividends or interest beginning on January 1, 2019, but on December 13, 2018, the IRS released proposed regulations that, if finalized in their proposed form, would eliminate the obligation to withhold on gross proceeds. Although these proposed Treasury Regulations are not final, taxpayers generally may rely on them until final Treasury Regulations are issued.
In general, no such withholding will be required with respect to a U.S. holder or an individual Non-U.S. holder that timely provides the certifications required on a valid IRS Form W-9 or a valid IRS Form W-8, respectively. Holders potentially subject to withholding include “foreign financial institutions” (which is broadly defined for this purpose and in general includes investment vehicles) and certain other non-U.S. entities unless various U.S. information reporting and due diligence requirements (generally relating to ownership by U.S. persons of interests in or accounts with those entities) have been satisfied, or an exemption applies (typically certified as to by the delivery of a properly completed IRS Form W-8BEN-E). If FATCA withholding is imposed, a beneficial owner that is not a foreign financial institution generally will be entitled to a refund of any amounts withheld by filing a U.S. federal income tax return (which may entail significant administrative burden). Foreign financial institutions located in jurisdictions that have an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. holders should consult their tax advisors regarding the effects of FATCA on a redemption of NorthView Common Stock.

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
NorthView is providing the following unaudited pro forma condensed combined financial information to aid you in your analysis of the financial aspects of the Business Combination. The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the Final Rule, Release No. 33-10786, “Amendments to the Financial Disclosures about Acquired and Disposed Businesses,” and presents the combination of the historical financial information of NorthView and Profusa adjusted to give effect to the Business Combination and the other events contemplated by the Merger Agreement.
NorthView is a blank check company formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or other similar business combination with one or more businesses.
The unaudited pro forma consolidated balance sheet as of December 31, 2023 combines the historical balance sheet of NorthView as of December 31, 2023 and the historical balance sheet of Profusa as of December 31, 2023 on a pro forma basis as if the Business Combination and related transactions, summarized below, had been consummated on December 31, 2023.
The unaudited pro forma consolidated statement of operations for the year ended December 31, 2023 combines the historical statement of operations of NorthView for the year ended December 31, 2023 and the historical statement of operations of Profusa for the year ended December 31, 2023, on a pro forma basis as if the Business Combination and related transactions, contemplated by the Merger Agreement, had been consummated on January 1, 2023, the beginning of the earliest period presented.
The unaudited pro forma condensed combined financial information was derived from and should be read in conjunction with the following historical financial statements and the accompanying notes, which are included elsewhere in this proxy statement/prospectus:
•	the accompanying Notes to the unaudited pro forma condensed combined financial information;
•	the (a) historical audited financial statements of NorthView as of and for the year ended December 31, 2023;
•	the (a) historical audited financial statements of Profusa as of and for the year ended December 31, 2023; and
•
other information relating to NorthView and Profusa included in this proxy statement/prospectus, including the Merger Agreement and the description of certain terms thereof set forth under the section entitled “Proposal 1: The Business Combination Proposal.”

The unaudited pro forma condensed combined financial information should be read together with the sections titled “NorthView’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Profusa’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.
The pro forma condensed combined financial information may not be useful in predicting the future financial condition and results of operations of New Profusa following the Closing. The actual financial position and results of operations may differ significantly from the pro forma amounts reflected herein due to a variety of factors.
Description of the Transactions
The Merger, Stock Subscription, CSED and accompanying transactions may be summarized as follows:
•
NorthView entered into the Merger Agreement with Merger Sub and Profusa, pursuant to which, among other things, (i) Merger Sub will merge with and into Profusa, the separate corporate existence of Merger Sub will cease and Profusa will be the surviving corporation and a wholly owned subsidiary of NorthView, and NorthView will be renamed “Profusa, Inc.”;

•
Upon the consummation of the Merger, Profusa’s equityholders and holders of convertible promissory notes will receive or have the right to receive an aggregate of 18,000,000 shares of New Profusa Common Stock (at a deemed value of $10.00 per share), which, in the case of Profusa Awards, will be shares underlying awards based on New Profusa Common Stock, representing a pre-transaction equity value of Profusa of $155.0 million (as adjusted for the Private Placement Value, which is expected to be $25.0 million for purposes of this proxy statement/prospectus). Profusa’s equityholders will also have the right to receive an aggregate of up to an additional 3,875,000 shares New Profusa Common Stock upon the achievement of certain future milestones (such total number of shares of New Profusa Common Stock, the “Aggregate Merger Consideration”). Accordingly, the following estimated numbers of shares of New Profusa’s common stock will be immediately issued and outstanding, based on Profusa’s capital stock balance as of December 31, 2023:
	Pro Forma Consolidated (Assuming No Redemptions)		Pro Forma Consolidated (Assuming Maximum Redemptions)
Shareholder(3)	Shares	%	Shares	%
Shares to Profusa Equity Holders[1]	7,811,037	27.4%	7,811,037	28.2%
Shares to the holders of Profusa’s senior convertible notes	4,882,297	17.0%	4,882,297	17.6%
Shares to the holders of Profusa’s junior convertible notes	2,401,215	8.4%	2,401,215	8.7%
Shares reserved for exercise of Profusa Options[2]	405,451	1.4%	405,451	1.5%
Total Common Stock to Profusa	15,500,000	54.3%	15,500,000	56.0%
Transferred Shares	(2,500,000)	(8.7)%	(2,500,000)	(9.0)%
Total Common Stock to Profusa Stockholders prior to Vellar Investment	13,000,000	45.6%	13,000,000	47.0%
1)
Shares of Profusa Common and Preferred stock at the respective exchange ratios based on no redemption versus maximum redemption. These values also include the shares that are currently held by Profusa equity holders and will be transferred to Vellar prior to the Closing.

2)	Shares of Profusa vested stock options at the respective exchange ratios based on no redemption versus maximum redemption
•
An estimated 937,395 shares will be reserved for the potential future issuance of Profusa common stock upon the exercise of Profusa Options based on the conversion, as contemplated by the Merger Agreement, of all outstanding Profusa Options into options exercisable for shares of New Profusa Common Stock with the same terms except for the number of shares exercisable and the exercise price, each of which will be adjusted using the Exchange Ratio. This amount of reserved shares includes estimated 405,451 shares related to net exercise of vested in-the-money options under a no redemption scenario and 405,451 shares of net exercises of vested in-the-money options under the maximum redemption scenario as of the Closing, and which is included in Profusa’s equityholders right to receive an aggregate of 15,500,000 shares of New Profusa Common Stock (excluding 2,500,000 Stock Subscription Shares).

•	As part of the transaction structuring, Profusa security holders will receive 18,000,000 shares of New Profusa Common Stock as Merger Consideration.
•
Profusa is conducting an up to $20 million offering in exchange for Profusa common stock (the “Private Placement”) to certain investors (the “Private Placement Investors), which will be exchanged at Closing of the Business Combination for up to 10 million shares of NorthView Common Stock. The resulting price of the offering is $2.00 per share. The NorthView shares are registered in this proxy statement/prospectus and will be freely tradable after close with no lockup.

Included in the Private Placement is the Stock Subscription of $5,000,000, of which the Profusa shares received will be exchanged at Closing of the Business Combination for 2,500,000 shares of New Profusa Common Stock, and is included in the pro forma based on Vellar’s $5,000,000 binding term sheet commitment. We refer you to tickmark (C) in the pro forma presentation below, which reflects the $5,000,000 million Private Placement proceeds.
•
Pursuant to the terms of the Vellar binding term sheet, and subject to mutually agreeable definitive documentation, there will be a CSED to which up to 5,000,000 shares of New Profusa Common Stock will be subject.

Vellar and the other investor in the CSED will receive an aggregate of 2,500,000 shares of New Profusa Common Stock (the “Transferred Shares”) as a result of the Business Combination that will be subject to the CSED pursuant to the binding term sheet with Vellar, plus an additional 2,500,000 shares of New Profusa Common Stock (the “Additional Shares”) to be purchased from New Profusa by Vellar and the other investor at a later time, subject to the CSED.

Cash Transaction Expense limitation at close. $1.5 million of outstanding transaction expenses incurred in connection with the Business Combination may be settled in cash at Closing. The balance of outstanding transaction expenses may be paid in cash on a deferred basis no earlier than 90 days following the Closing.
Funding Election. Pursuant and subject to the terms of the binding term sheet, Vellar has agreed to provide up to $1,000,000 (the “Additional Funds”) in funds in the aggregate to New Profusa which would be funded 90 days following the Closing of the Business Combination (the “Funding Election”). The Additional Funds may be used by New Profusa to pay deferred transaction expenses incurred in connection with the Business Combination. The Additional Funding will be netted from the Settlement Amount, as described below.
Settlement of the CSED. The CSED may be settled using the following two methods:
1.
Optional Early Termination of the CSED. From time to time following the Closing (each, an “OET Date”), Vellar and the other investor in the CSED may, each in its sole discretion, terminate the CSED in whole or in part with respect to any number of shares of New Profusa Common Stock by providing notice to New Profusa (such notice, an “OET Notice”) of such termination with respect to the specified number of shares included in an OET Notice (such quantity, the “Terminated Shares”). Upon issuing an OET Notice, Vellar or the other investor (as applicable) will pay to New Profusa or its designee an amount equal to (a) the number of Terminated Shares multiplied by (b) the Reset Price (which shall initially be $10.00, but may be reduced by a Dilutive Offering Reset) in respect of such OET Date.

To illustrate how the CSED arrangement works, we provide the following as an example:
•	Assumptions:
○	(a) 100,000 Terminated Shares
○	(c) $11.00 Redemption Price
•	Optional Early Termination Settlement Value
○	New Profusa would receive $1,000,000 as an Early Settlement Amount, the product of (a) 100,000 Terminated Shares and (b) $10.00 Reference Price.
2.	Cash Settlement.
•
Settlement Amount. Provided that the Transferred Shares that will be received by Vellar and the other investor at Closing have been registered under the Securities Act and are freely tradable by Vellar and such other investor without restriction, then settlement of the CSED will occur upon the earliest of (a) the date that is 18 months after the Closing, and (b) the date specified by Vellar or the other investor upon the occurrence of the volume-weighted average price of New Profusa Common Stock trading below $2.50 per share for any 20 trading days during a 30 consecutive trading day period (such date, the “Valuation Date”). Vellar and the other investor will pay to New Profusa on the date that is 30 days following the end of the Valuation Period (which is a period of time commencing on the Valuation Date to be mutually agreed upon by the parties to the CSED and set forth in definitive documentation for the CSED; provided, that in the event the Valuation Date is determined pursuant to the foregoing clause (b), the Valuation Period shall begin and end on the Valuation Date) a cash amount (the “Settlement Amount”) equal to (x) the sum of (A) the number of Transferred Shares, plus (B) the number of Additional Shares, less (C) the number of shares of New Profusa Common Stock with actual aggregate proceeds equal to the $1,000,000 in funds in the aggregate to be provided to New Profusa 90 days following the Closing pursuant to the binding term sheet with Vellar, and less (D) the number of Terminated Shares (the sum of (A), (B), (C) and (D), the “Number of Shares”) as of the Valuation Date, multiplied by the volume-weighted average price per share over the Valuation Period, less (y) a cash amount equal to the product of (A)(i) 5,000,000 shares of New Profusa Common Stock (the “Maximum Number of Shares”) less (ii) any Terminated Shares as of the Valuation Date, multiplied by (B) $2.50; provided, that in the event the Settlement

Amount is a negative number, New Profusa will issue to Vellar and the other investor shares of New Profusa Common Stock (the “Maturity Shares”) in an amount equal in value to the Settlement Amount, which Maturity Shares shall be registered by New Profusa on terms to be agreed by the parties and set forth in the definitive documentation for the CSED.
•
Settlement Amount Adjustment. Each of Vellar and the other investor in the CSED will be paid directly by New Profusa a cash amount (the “Settlement Amount Adjustment”) equal to (a) the number of Additional Shares purchased by Vellar or the other investor (as applicable) as set forth in a notice delivered to New Profusa, multiplied by (b) the Redemption Price; except that to the extent that such amount is to be paid from the purchase of Additional Shares by Vellar or the other investor, such amount will be netted against such proceeds, with Vellar or the other investor (as applicable) being able to reduce the purchase price for the Additional Shares by such amount. Vellar and the other investor in the CSED shall have registration rights with respect to any Additional Shares that will be customary for this type of transaction and include a deadline of 45 days (or 60 days if the registration statement is subject to review by the SEC) following the closing of the Business Combination for New Profusa to file and obtain effectiveness on the registration statement covering such Additional Shares.

To illustrate how the Settlement Amount works, we provide the following an example:
•	Assumptions:
○	(a) $10.00 VWAP Price
○	(b) 1,000,000 Transferred Shares
○	(c) $1,000,000 Additional Shares
○	(d) No Terminated Shares
○	(e) $1,000,000 Additional Funding Amount
○	(f) $2.50 Settlement Adjustment Price
•
New Profusa would receive $14,250,000 as the Settlement Amount, the result of (A) 1,000,000 Transferred Shares, plus (B) 1,000,000 Additional Shares, less (C) 100,000 shares of New Profusa Common Stock (the product of the $1,000,000 Additional Funding Amount divided by the $10.00 VWAP Price), multiplied by (D) $7.50 (the $10.00 VWAP Price less the $2.50 Settlement Adjustment Price).

Other Terms. Pursuant to the binding term sheet, the CSED is expected to require that NorthView waive the “bulldog provision” in its certificate of incorporation, which is the provision that restricts public stockholders from redeeming more than 15% of the public shares.
In summary, Vellar and the other investor will together receive 5,000,000 shares of New Profusa Common Stock at the Closing, consisting of (a) 2,500,000 Transferred Shares and (b) 2,500,000 Stock Subscription Shares, which are included in the 18,000,000 shares to be issued as Merger Consideration to former shareholders of Profusa. Subsequent to the Closing, up to 2,500,000 Additional Shares may be issued to Vellar by New Profusa for a purchase price equal to the redemption price and then made subject to an offsetting prepaid forward purchase at a price equal to the redemption price at any time during the term of the CSED Transaction, which are not reflected in the Company’s pro forma presentation of New Profusa Common Stock as of the Closing Date.
The Company is currently working through the preliminary guidance relating to a typical analysis for hybrid financial instruments. First, the Company is considering the separate units of account within the Vellar agreement and identifying whether each of the units of account are freestanding financial instruments under the guidance included in ASC 480, Distinguishing Liabilities from Equity, and whether any or all freestanding financial instruments represent liabilities pursuant to ASC 480. For components or units of account that are not freestanding financial instruments or that don’t appear to be liabilities pursuant to ASC 480, management will then consider whether those units of account represent “derivative” instruments or embedded derivatives under ASC 815, Derivatives and Hedging, and whether any such units determined to meet the definition of a derivative qualify for the scope exception to be treated as “equity”. Any unit(s) of account that do not qualify for an equity scope exception under ASC 815, will be accounted for as a derivative asset and/or liability and marked-to-market through earnings from the contract execution date through the final settlement of any/each such unit of account or through the settlement date in the case of the CSED.
•
On November 29, 2023, Profusa management, with shareholder consent, approved the issuance of Senior Convertible Promissory Notes for up to $3.0 million in aggregate principal amount and 12% interest (the “Note Purchase Agreement”), of which, management expects a total of $1.5 million will be borrowed. The proceeds are being used to fund its working capital needs. While the Note Purchase Agreement provides for the issuance of up to $3.0 million of senior secured promissory notes of Profusa, the total principal amount of notes issued under the Note Purchase Agreement was $1.1 million as of the December 31, 2023 balance sheet date, and is currently $1.4 million total outstanding to date.

Immediately prior to the Closing of the Business Combination, the outstanding principal balance of such notes and all accrued but unpaid interest under such notes will convert into Profusa Common Stock and NorthView will exchange the Profusa Common Stock for 675,000 shares of New Profusa, an as converted price of $2.22 per share. The current balance of the note is $1,425,000. $1,500,000 is included in the pro forma, which is based on the current balance and anticipated investor contributions prior to close. We refer you to tickmark (U) in the pro forma presentation below, which reflects the cash receipt and issuance of convertible debt, through to the settlement of the convertible debt and issuance of additional paid in capital (APIC) common stock for these shares. Additionally, we refer you to tickmark (FF) in the pro forma Income Statement presentation below, to reflect the 12% interest being accrued on this loan through settlement.
•
At least ninety days after the Closing of the Business Combination, New Profusa will repay NorthView’s Convertible Working Capital loan in cash. Current balance of the note is $1,500,000, which is included in the pro forma at the current balance as no interest accrues on this note. We refer you to tickmark (V) in the pro forma presentation below, which reflects the cash receipt and issuance of convertible debt. As this loan will be settled subsequent to closing in cash, is not shown as being settled on the transaction closing date in the Proforma.

•
Profusa entered into a Binding Term Sheet for APAC Joint Venture. If Profusa and Tasly establishes the JV, Profusa will grant the JV an exclusive license to its intellectual property to use, develop, manufacture and commercialize the Licensed Products in the Asia Pacific region. In connection with the license, Tasly would pay Profusa $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus) to purchase 60% of the share capital of the JV from Profusa, and the JV would pay Profusa 5% royalties on sales, and 30% royalties on income from royalties, sub-licensing fees or collaboration payments received by the JV. It is necessary for the APAC Joint Venture transaction to close in order for Profusa’s conditional waiver of the Minimum Cash Amount as a closing condition to the Merger Agreement to be effective. We refer you to tickmark (T) in the pro forma presentation below, which reflects the $4.4 million net Tasly payment.

•
Upon consummation of the Merger the former holders of Profusa’s common stock, senior convertible notes, junior convertible notes and vested in-the-money Profusa Options (the “Participating Securityholders”) will received certain rights, under which in the future New Profusa may issue to the Participating Securityholders an aggregate of 3,875,000 shares of New Profusa’s common stock (the “Milestone Earnout Shares”) during the respective earnout periods in equal ¼ installments upon achievement of the following four Milestone Events:

-
Milestone I Earnout Rights: share price of New Profusa Common Stock is equal to or greater than $12.50 for any 20 trading days during any 30 days trading period or consummation of a Subsequent Transaction where the stockholders of New Profusa will receive a consideration of at least $12.50 for each share of New Profusa Common Stock (“Milestone Event I”). The Milestone I period will commence on the 18-month anniversary and end on the two-year anniversary of the closing date of the Merger (“Milestone Event I Period”);

-	Milestone II Earnout Rights: share price of New Profusa Common Stock is equal to or greater than $14.50 for any 20 trading days during any 30 days trading period or consummation of a Subsequent

Transaction where the stockholders of New Profusa will receive a consideration of at least $14.50 for each share of New Profusa Common Stock (“Milestone Event II”). The Milestone II period will commence on the 360-day anniversary and end on the two-year anniversary of the closing date of the Merger (“Milestone Event II Period”); provided that such 30 days trading period does not overlap with the 30 days trading period used to satisfy the requirements of Milestone Event I; provided, further, that in the event that such 30 days trading period could satisfy either Milestone Event I or Milestone Event II, then Milestone Event II shall be deemed to be satisfied first;
-
Milestone III Earnout: the closing of the APAC Joint Venture, as described in this proxy statement/prospectus, and the Companies receipt of the related $6 million funding, during the fiscal year ended December 31, 2024 (“Milestone Event III”);

-
Milestone IV Earnout: achievement of revenue of $99,702,000 for the fiscal year ended December 31, 2025 (“Milestone Event IV,” and, together with Milestone Event I, Milestone Event II and Milestone Event III the “Milestone Events”). Milestone I Earnout Rights, Milestone II Earnout Rights, Milestone III Earnout Rights and Milestone IV Earnout Rights are further referred to collectively as “Milestone Earnout Rights”.

•
In the event the actual redemptions by the redeeming shareholders of NorthView cause the remaining cash on hand to be less than $15.0 million and additional shares of Profusa are required to be transferred, the parties will contribute an aggregate of up to 1,493,613 shares and 802,299 of Profusa Investor shares for the No Redemption and Max Redemption scenarios respectively, which will yield an issue price of $4.00 per share. All of the transferred shares will be reimbursed to Profusa’s investors and the shares will be subject to registration.

•
The obligation of Profusa to consummate the Business Combination is subject to NorthView having cash on hand, inclusive of proceeds from certain permitted financings, of at least $15.0 million, after deducting any amounts paid to NorthView shareholders that exercise their redemption rights in connection with the Merger and net of certain transaction expenses incurred or subject to reimbursement by the Sponsor (the “Minimum Cash on Hand”). However, Profusa has conditionally waived the Minimum Cash Amount condition to closing, contingent on the APAC Joint Venture transaction closing and NorthView meeting its other closing conditions. NorthView will have estimated $20.8 million cash on hand under No Redemption Scenario, and $16.5 million cash on hand under the Maximum Redemption Scenario, giving effect to the cash proceeds from Stock Subscription, after the deduction of reimbursements to the redeeming shareholders of NorthView and payment of applicable expenses.

•
Immediately prior to the consummation of the Merger with Profusa, NorthView will have estimated net tangible assets of $6.8 million and negative $2.5 million under the No Redemption Scenario and Maximum Redemption Scenario, respectively, after giving effect to the cash proceeds from Stock Subscription. Since neither Profusa nor NorthView have intangible assets, the net tangible assets are calculated as total assets less total liabilities. The Proposed Charter of New Profusa does not include a net tangible asset minimum requirement. For further information on the Proposed Charter, see the section entitled “Proposal 8—The NTA Requirement Amendment Proposal.”

Accounting for the Business Combination
The Business Combination is expected to be accounted for as a reverse recapitalization, in accordance with GAAP. Under this method of accounting, NorthView is expected to be treated as the “acquired” company for financial reporting purposes. Accordingly, for accounting purposes, the financial statements of New Profusa will represent a continuation of the financial statements of Profusa, with the Business Combination being treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization whereby no goodwill or other intangible assets are recorded, net assets of NorthView being presented at historical costs.
Operations prior to the Business Combination will be presented as those of Profusa.
The unvested Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights each represent a freestanding financial instrument because they are legally detachable from the shares of New Profusa that will be issued upon Merger, and (b) separately exercisable because their exercise conditions are separate and unrelated and exercise of each of the instruments does not terminate the other instruments. The issuance of the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights to the securityholders is not dependent on the securityholders’ employee or ex-employee status and, accordingly, these instruments are not considered to be compensatory in nature and are not within the scope of ASC 718 Compensation – Stock Compensation. Further, because the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are not considered mandatorily redeemable shares, do not embody and obligation to repurchase New Profusa shares nor are indexed to such obligation, and do not represent an obligation that might be settled by issuing a variable number of shares, these instruments do not represent a liability under ASC 480 Distinguishing Liabilities from Equity.
The Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights meet the definition of a derivative instrument (i.e. they contain an underlying, notional amount and payment provisions, they require initial net investment that is smaller than would be required for other types of contracts that would be expected to have a similar response to changes in market factors, and they contain net settlement provisions as they relate to publicly traded shares). However, the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed to the New Profusa’s own stock because:
(a)	they are contingently exercisable exclusively on the basis of the New Profusa’s own share price and/or by reference to the Company’s own operations (i.e. revenue targets);
(b)
their settlement amount is equal the difference between the fair value of a fixed number of the New Profusa’s equity shares and a fixed monetary amount (the amount initially invested by the equityholders), and any adjustments to the settlement amounts do not violate the “fixed-for-fixed” principle.

The Company initially evaluated whether the Earnout milestones, and its initial considerations include whether the earnout milestones are within the scope of ASC 480 or ASC 815. Under ASC 480-10-55-26, the Earnouts are not within the scope of ASC 480 as they do not embody an obligation. The Company expects the Earnouts should be evaluated under ASC 815 and has analyzed the ASC 815 equity scope exceptions on the Earnouts. The Company originally concluded, in connection with the Merger agreement signed in November 2022, that Milestone I Earnout, Milestone II Earnout, Milestone III Earnout and Milestone IV Earnout represent freestanding financial instruments that each met the equity scope exception. Based on these initial conclusions, the Company had been disclosing that Earnouts would be classified as equity and initially recorded at fair value with no subsequent remeasurement. The Company understands that, in connection with reporting Profusa’s financial statements for the quarter ending March 31, 2024 (i.e., the period including the date of the modification) that it will be required to complete an updated analysis to determine if the revised Milestone III continues to be indexed to the Company’s (or New Profusa’s) stock. If the recent amendment to Milestone III is no longer considered to be indexed to the Company’s (or New Profusa’s) stock, the Company also understands that this milestone will be required to be classified as a liability and would therefore be subject to mark-to-market fair value adjustment on a quarterly basis and the gain or loss on the fair value will be adjusted through earnings under GAAP. The Company and Profusa are currently working through the related accounting analysis and has considered the sensitivity of this potential accounting modification on Milestone III. Upon initial consideration of the general facts and circumstances relating to valuation, management believes that any adjustment to fair value is expected to be immaterial. The basis for management’s preliminary judgment is described below:
Based on the nature of Profusa’s business, the predominance of the cash inflows in its valuation model relate to the amounts and timing of revenue to be earned on products assumed to be approved for commercialization by the FDA in the future. Prior to commercialization, Profusa assumes primarily predictable cash outflows that relate to R&D activities that have been defined and driven by available cash from grants and other funding. Qualitatively, and based on management’s knowledge and understanding of the business, as described, Profusa expects that there will not be significant changes to assumptions of the timing of related milestones that would permit commercialization to begin, along with other assumptions (e.g., initial commercial revenues at launch, growth rate assumptions, weighted average cost of capital (WACC) and other applicable factors that would impact the valuation model (as originally developed in connection with the milestones at the time of the Merger Agreement in November 2022)).

Since the Milestone Earnout Rights, Sponsor Inducement Recoupment Earnout Rights and Profusa Inducement Recoupment Earnout Rights are considered to be indexed to the New Profusa’s own stock, and because other criteria of ASC 815 Derivatives and Hedging for equity classification are met, these instruments are expected be classified as equity measured at fair value as at the date of the Merger, with no subsequent remeasurement at each reporting date.
The issuance of Milestone Earnout Rights and Profusa Inducement Recoupment Earnout Rights to the equityholders of Profusa are expected to be treated as dividend distributions and recorded in additional paid-in capital. The preliminary estimated aggregate fair value of Milestone Earnout Rights and Profusa Inducement Recoupment Earnout Rights is $17.3 million, which was determined using Monte Carlo Simulation approach. The Company estimated the vesting and payoff of the Milestone Earnout Shares and the Inducement Shares related to Milestone I Event and Milestone II Event for each simulated stock price path, and the vesting and payoff of the Milestone Earnout Shares related to Milestone III Event and Milestone IV Event for each simulated revenue path and the correlated stock price path. The fair value is then determined by averaging the payoff across all simulated paths and discounting it to the valuation date.
All outstanding capital stock of Profusa will be converted into shares of common stock of Profusa, with the corresponding increase in the par value of common stock being recognized against additional paid-in capital. All outstanding junior convertible notes and senior convertible notes are expected to convert into the shares of New Profusa based on their respective conversion teams. Accordingly, no gain or loss is expected to be recognized upon conversion of the junior convertible notes and senior convertible notes.
Outstanding vested and unvested share-based awards of Profusa will be converted into the right to exercise such awards for common shares of New Profusa, adjusted proportionately based on the Exchange Ratio. Issuance of the Milestone Earnouts and Profusa Inducement Recoupment Earnouts to the holders of the vested in-the-money Profusa Options will represent a modification of the respective awards, however, the results of such modification is expected to be immaterial. Because no terms of all other share-based awards are modified upon consummation of the Business Combination, no accounting impact for such outstanding awards is expected. Public and private warrants of NorthView are not expected to be modified as a result of the Business Combination, resulting in no accounting impact upon consummation of Business Combination.
Although the accounting treatment for the APAC Joint Venture has not yet been determined, NorthView preliminarily expects this joint venture to be treated as an equity method investment. There are not expected to be any liabilities transferred to the joint venture entity. However, Profusa will be contributing an irrevocable, exclusive, perpetual, sub-licensable and assignable license in Asia Pacific to use, implement, develop and improve the Licensed Products to the new joint venture entity. The contributed License is expected to have a fair value of $10 million, and the Company will retain a 40% interest in the joint venture, while transferring 60% of the share capital to Tasly in return for $6 million to be paid to Profusa ($4.4 million in cash and the settlement of the prior $1.6 million loan provided to Profusa). All accounting conclusions will be finalized after the closing of the Business Combination and the finalization of the joint venture valuation. The joint venture transaction will require a valuation report to be completed by a third party. For the purpose of the preliminary pro forma information, the Company has accounted for the transaction as if it paid $4 million in noncash consideration (representing the fair value of its retained 40% ownership of the Licensed Products contributed to the joint venture) as its investment in the joint venture and equity interest in the joint venture. In addition, the Company recorded the sale of 60% of the joint venture and recognized a gain (representing the difference between the $6 million consideration received and the $0 net book value of the Licensed Products prior to the sale). Profusa has not historically incurred any expenses that should be reflected in this entity on an ongoing basis.
The specified term that the exclusive license to the joint venture has not yet been defined. The Company currently expects that the term of the license will extend perpetually through the life of the joint venture, or as long as Tasly maintains their controlling interest.
Basis of Pro Forma Presentation
The unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X, as amended by the Final Rule, Release No. 33-10786, “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” The adjustments in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information of New Profusa upon consummation of the Business Combination and other events contemplated by the Merger

Agreement. Assumptions and estimates underlying the unaudited pro forma adjustments set forth in the unaudited pro forma condensed combined financial information are described in the accompanying notes.
The unaudited pro forma condensed combined financial information has been presented for illustrative purposes only and is not necessarily indicative of the operating results and financial position that would have been achieved had the Business Combination occurred on the dates indicated. Any additional Business Combination proceeds remaining after the payment of underwriter fees and payment of transaction costs related to the Merger are expected to be used for other general corporate purposes. Further, the unaudited pro forma condensed combined financial information does not purport to project the future operating results or financial position of New Profusa following the completion of the Business Combination. The unaudited pro forma adjustments represent management’s estimates based on information available as of the date of these unaudited pro forma condensed combined financial information and are subject to change as additional information becomes available and analyses are performed. NorthView and Profusa have not had any historical relationship prior to the transactions.
Accordingly, no pro forma adjustments were required to eliminate activities between the companies.
The unaudited pro forma condensed combined information contained herein assumes that the NorthView stockholders approve the Business Combination. NorthView’s public stockholders may elect to redeem their public shares for cash even if they approve the Business Combination. NorthView cannot predict how many of its public stockholders will exercise their right to redeem their public shares for cash. Therefore, the unaudited pro forma condensed combined financial information presents the following two redemption scenarios. The actual results may be within the parameters described by the two scenarios. However, there can be no assurance regarding which scenario will be closest to the actual results:
•
Assuming No Redemption: This presentation assumes that no public stockholders of NorthView exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemption: This presentation assumes NorthView’s public shares are redeemed for their pro rata share of the funds in NorthView’s trust account. This scenario gives effect to NorthView’s public share redemptions of 299,829 shares excluding redemptions previously made in connection with the Extension, such that the remaining trust balance would be $5,000,001 at the time of the Business Combination). The Merger Agreement provides that the obligations of Profusa to consummate the Merger are conditioned on, among other things, that as of the Closing, NorthView will have a minimum of $15.0 million in cash. Profusa has conditionally waived the Minimum Cash Amount as a closing condition to the Merger Agreement, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus).

The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET
AS OF DECEMBER 31, 2023
(in thousands, except for shares and per share values)
			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	Profusa, Inc. (Historical)	NorthView (Historical)	Pro Forma Transaction Accounting Adjustments		Pro Forma Combined	Additional Pro Forma Accounting Adjustments		Pro Forma Combined
ASSETS
Current assets:
Cash and cash equivalents	$142	$1,570	$9,308	B	19,910	$ (3,420)	P	$16,490
			(888)	W
			5,000	C
			(1,500)	F
			(1,122)	R
			1,500	U
			1,500	V
			4,400	T
Accounts receivable and other receivables	45	—	—		45	—		45
Prepaid expenses and other current assets	146	7	—		153	—		153
Total current assets	333	1,577	18,198		20,108	(3,420)		16,688
Property and Equipment, net	2	—	—		2	—		2
Investments held in Trust account	—	9,308	(9,308)	B	—	—		—
Equity Method Investment in APAC JV	—	—	4,000	T	4,000	—		4,000
Deferred offering costs	1,527	—	(1,527)	G	—	—		—
Other non-current assets	31	—	—		31	—		31
Total Assets	$1,893	$10,885	$11,363		$24,141	$ (3,420)		$20,721
LIABILITIES, REDEEMABLE CONVERTIBLE PREFERRED STOCK, AND STOCKHOLDERS’ EQUITY (DEFICIT)
Current liabilities:
Accounts payable	$3,993	$50	$—		$4,043	$—		$4,043
Excise tax payable	—	1,864	—		1,864			1,864
Accrued expenses and other current liabilities	2,351	498	—		6,752	—		6,752
			2,096	I
			9,922	E
			(8,115)	F
Due to shareholders	—	1,565	—		1,565	—		1,565
Convertible debt payable	38,185	944	(20,153)	N	1,594	—		1,594
			(16,316)	O
			(944)	R
			(22)	S
			(1,600)	T
			1,500	V
Promissory notes	849	—	—		849	—		849
PPP loan	1,362	—	—		1,362	—		1,362
Total current liabilities	46,740	4,921	(33,632)		18,029	—		18,029
Deferred tax liability	—	14	—		14	—		14
Warrant liability	—	157	—		157	—		157
Total liabilities	46,740	5,092	(33,632)		18,200	—		18,200
Commitments and contingencies
					—	—		—
Series A convertible preferred stock: $0.0001 par value – 4,350,314 shares authorized at December 31, 2023 and December 31, 2022, and 4,350,314 shares issued and outstanding at December 31, 2023 and December 31, 2022, (Liquidation preference $5,307 at December 31, 2023 and December 31, 2022)	5,231	—	(5,231)	K	—	—		—
Series B convertible preferred stock: $0.0001 par value – 5,293,175 shares authorized at December 31, 2023 and December 31, 2022, and 5,293,175 shares issued and outstanding at December 31, 2023 and December 31, 2022, (Liquidation preference $13,815 at December 31, 2023 and December 31, 2022)	13,701	—	(13,701)	L	—	—		—

			Assuming No Redemption Scenario			Assuming Maximum Redemption Scenario
	Profusa, Inc. (Historical)	NorthView (Historical)	Pro Forma Transaction Accounting Adjustments		Pro Forma Combined	Additional Pro Forma Accounting Adjustments		Pro Forma Combined
Series C/C-1 convertible preferred stock: $0.001 par value – 8,907,893 shares authorized at December 31, 2023 and December 31, 2022, and 8,220,445 shares issued and outstanding at December 31, 2023 and December 31, 2022, (Liquidation preference $45,062 at December 31, 2023 and December 31, 2022)	46,217	—	(46,217)	M	—	—		—
Common shares subject to possible redemption	—	9,252	(9,252)	A	—	—		—
Stockholders’ equity (deficit):	—	—
Equity in APAC JV			4,000	T	4,000	—		4,000
Common Stock	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; pro forma; 32,755,511 shares issued and outstanding (assuming No Redemption Scenario) and 31,678,429 shares issued and outstanding (assuming Maximum Redemption Scenario)	—	1	—	A	2	—	P	2
			—	C
			—	K
			—	L
			1	M
			—	F
			—	G
			—	N
			—	O
Additional paid-in capital	5,732	—	9,252	A	113,919	(3,420)	P	115,121
			(888)	W
			5,000	C
			(3,460)	D		4,622	Q
			(9,922)	E
			5,231	K
			13,701	L
			46,216	M
			6,615	F
			(1,527)	G
			20,153	N
			16,316	O
			1,500	U
Accumulated deficit	(115,728)	(3,460)	3,460	D	(111,980)	(4,622)	Q	(116,602)
			(2,096)	I
			(178)	R
			22	S
			6,000	T
Total stockholders’ equity (deficit)	(109,996)	(3,459)	119,396		5,941	(3,420)		2,521
Total liabilities, redeemable convertible preferred stock and stockholders’ equity (deficit)	$1,893	$10,885	$11,363		$24,141	$ (3,420)		$20,721

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2023
(in thousands, except number of shares and per share values)
			No Redemptions			Maximum Redemptions
	Profusa, Inc. (Historical)	NorthView (Historical)	Pro Forma Adjustments		Pro Forma Combined	Additional Pro Forma Adjustments	Pro Forma Combined
Revenue	$45	$—	$—		$45	$—	$45
Operating expenses:
Research and development	2,036	—	—		2,036	—	2,036
General and administrative	4,079	1,509	—		5,588	—	5,588
Total operating expenses	6,115	1,509	—		7,624	—	7,624
Loss from operations	(6,070)	(1,509)	—		(7,579)	—	(7,579)
Other income (expenses)
Interest income earned on cash and marketable securities held in Trust Account	—	2,249	(2,249)	AA	—	—	—
Change in fair value of convertible loan	(22)	178	(178)	DD	—	—	—
			22	EE
Interest expense	(4,283)	—	4,198	BB	(85)	—	(85)
Change in fair value of warrant liabilities	—	701	—		701	—	701
Other income (expense), net	94	—	170	FF	264	—	264
Net income (loss) before income taxes	(10,281)	1,619	1,963		(6,699)	—	(6,699)
Provision for income taxes	—	457	(457)	CC	—		—
Net income (loss)	$(10,281)	$1,162	$2,420		$(6,699)	$—	$(6,699)
Deemed dividend	—	—	—		—	—	—
Net income (loss) attributable to common stockholders	(10,281)	1,162	2,420		(6,699)	—	(6,699)
Basic and diluted net income per share subject to possible redemption		$0.12
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption		4,866,356
Basic and diluted net income per share, common stock		$0.12
Basic and diluted weighted average shares outstanding, common stock		5,193,750
Basic and diluted net loss per share- Profusa	$(1.84)
Weighted average shares outstanding of Profusa Common Stock	5,600,741
Basic and diluted net loss per share of New Profusa common stock					$(0.24)	$—	$(0.25)
Weighted average shares outstanding of New Profusa common stock - basic and diluted					28,099,148	—	27,243,952

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION
1.	Basis of Presentation
The Business Combination will be accounted for as a reverse recapitalization under U.S. GAAP. Under this method of accounting, NorthView Acquisition, Corp. (“NorthView”), will be treated as the “acquired” company for financial reporting purposes. This determination is primarily based on Profusa, Inc. (“Profusa”) Stockholders comprising a relative majority of the voting power of Profusa (the combined entity) and having the ability to nominate majority of the members of the New Profusa Board, Profusa’s operations prior to the acquisition comprising the only ongoing operations of New Profusa, and Profusa’s senior management comprising the senior management of New Profusa. Accordingly, for accounting purposes, the financial statements of New Profusa will represent a continuation of the financial statements of Profusa with the Business Combination treated as the equivalent of Profusa issuing stock for the net assets of NorthView, accompanied by a recapitalization. The net assets of NorthView will be stated at historical cost, with no goodwill or other intangible assets recorded. Operations prior to the Business Combination will be presented as those of Profusa in future reports of New Profusa.
Management has made significant estimates and assumptions in its determination of the pro forma adjustments based on information available as of the date of this proxy statement/prospectus. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented as additional information becomes available. Management considers this basis of presentation to be reasonable under the circumstances. Upon consummation of the Business Combination, management will perform a comprehensive review of the two entities’ accounting policies. Based on its initial analysis, management did not identify any differences that would have a material impact on the unaudited pro forma condensed combined financial information.
1.	Adjustments to Unaudited Pro Forma Condensed Combined Financial Information
Adjustments to Unaudited Pro Forma Condensed Combined Balance Sheet
The adjustments included in the unaudited pro forma condensed combined balance sheet as of December 31, 2023 are as follows:
(A)	Reflects the reclassification of the remaining shares of NorthView Common Stock subject to possible redemption to permanent equity immediately prior to the Merger.
(B)
Reflects the liquidation and reclassification of the balance of investments held in the trust account to cash and cash equivalents that becomes available to fund the Transaction, assuming no redemptions.

(C)
Reflects the $5 million gross proceeds from the issuance of Profusa Shares in the Stock Subscription private placement, at an as converted price of $2.00 per share of New Profusa Common Stock pursuant to the binding term sheet with Vellar.

(D)	Reflects the elimination of historical earnings of NorthView.
(E)
Represents estimated direct and incremental transaction costs incurred by Profusa related to the Merger and Stock Subscription of approximately $9.9 million for advisory, banking, printing, legal and accounting.

(F)
Represents the payment of preliminary estimated direct and incremental transaction costs, of which up to $1.5 million in cash will be paid at closing and the remainder will remain in other current liabilities for 90 days after closing.

(G)	Represents reclassification of Profusa’s deferred offering costs to permanent equity and payment of the respective accrued and unpaid portion of the deferred offering costs.
(H)	[Reserved].
(I)
Represents estimated direct and incremental transaction costs incurred by NorthView of approximately $2.1 million in advisory, banking, printing, legal, and accounting fees and other transaction related expenses in connection with the Merger and Stock Subscription.

(J)	[Reserved].

(K)	Reflects exchange of Profusa’s Series A Convertible Preferred Stock for common stock of Profusa with $0.0001 par value.
(L)	Reflects exchange of Profusa’s Series B Convertible Preferred Stock for common stock of Profusa with $0.0001 par value.
(M)	Reflects exchange of Profusa’s Series C/C1 Convertible Preferred Stock for common stock of Profusa with $0.0001 par value.
(N)	Reflects conversion of Senior Notes into 4,774,091 shares of Profusa in accordance with their terms.
(O)	Reflects conversion of Junior Notes into 2,337,328 shares of Profusa in accordance with their terms.
(P)	Reflects the impact of Maximum Redemption of 299,829 redeemable shares of NorthView, which is net of the redemptions previously made in connection with the Extension in March 2024 (see tickmark (W)).
(Q)	Represents reclassification of Profusa’s transaction costs incurred in excess of proceeds received under the Maximum Redemptions scenario from additional paid-in capital to accumulated deficit.
(R)	Represents cash repayment of Northview’s convertible loan upon Merger.
(S)	Reflects the elimination of gain from change in FV of Tasly convertible debt upon SPAC and reduction of loan balance.
(T)
Represents the closing of the APAC Joint Venture and receipt of the remaining $4.4 million of transaction proceeds. As presented in the unaudited pro forma condensed combined financial information, in exchange for the license, the JV would pay Profusa an upfront fee of $6 million, of which $1.6 million has been received as a loan in advance of the contract execution. As such, the remaining $4.4 is being reflected as a proforma adjustment on the balance sheet as of December 31, 2023. Although the accounting treatment has not yet been determined, Profusa preliminarily expects this JV to be treated as an equity method investment. A total of $6 million will be paid to Profusa for a 60% ownership in the JV, assuming a fair value of $10 million for the license transferred, and the Company will retain a 40% interest in the JV. All accounting conclusions will be finalized after the closing of the transaction and the finalization of the JV valuation. For the purpose of the preliminary pro forma information, the Company has accounted for the transaction as if it paid $4 million in noncash consideration (representing the FV of its retained 40% of the Licensed Products contributed to the JV) as its Investment in the JV and Equity Interest in the JV. In addition, the Company recorded the sale of 60% of the JV and recognized a gain (representing the difference between the $6 million consideration received and the $0 net book value of the Licensed Products prior to the sale).

(U)	Represents the issuance of Convertible Bridge Loan and subsequent settlement of the convertible debt into Common stock APIC. This note will then convert into common stock.
(V)
Represents the issuance of Convertible Working Capital Loan. This loan will not be paid off or converted on the transaction closing date, and is expected to be repaid in cash a minimum of 90 days subsequent to closing.

(W)
Represents the adjustment for the shares redeemed in March 2024. Although initially redeemed through the Trust Account, this entry takes the adjustment through to cash in order to illustrate the impact on the cash balance for the redemption of shares of $(1,088), net with the monthly deposit of $0.05 per share into the Trust Account due to extension and interest.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations
The adjustments included in the unaudited pro forma condensed combined statement of operations for the year ended December 31, 2023 is as follows:
(AA)	Represents the elimination of investment income related to the investments held in the NorthView Trust Account.
(BB)
Represents elimination of interest expense related to Profusa’s Junior Notes, and the interest expense related to Profusa’s Senior Notes which was incurred following the modification of the Senior Notes on September 27, 2022 which was accounted for as debt extinguishment. Interest expense incurred prior to the September 27, 2022 modification is not eliminated because prior to that date the Senior Notes did not contain conversion feature requiring conversion of the Senior Notes upon a merger with a SPAC. Accordingly, the Senior Notes were deemed to have been extinguished as of September 27, 2022, and re-issued immediately as new debt that is convertible upon the Merger. All expenses incurred with respect to the Senior Notes following the September 27, 2022 modification, including interest expense and gains or losses incurred with subsequent modifications of the Senior Notes, are eliminated.
(CC)	Represents the income tax impact on the elimination of investment income related to the investments held in NorthView’s Trust Account.
(DD)	Represents elimination of gain from changes in the fair value of Northview’s convertible loan upon Merger.
(EE)	Represents elimination of gain from changes in the fair value of Profusa’s Tasly Convertible Debt upon Merger.
(FF)	To account for the Convertible Bridge Loan interest at 12.0% during the year ended December 31, 2023 for the portion not already accounted for in accrued interest.
2.	Net Loss per Share
Represents the net loss per share calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and other related events, assuming such additional shares were outstanding since January 1, 2023. As the Business Combination is being reflected as if it had occurred as of January 1, 2023, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes the shares issued in connection with the Business Combination have been outstanding for the entire periods presented. Under Maximum Redemption scenario, the shares of common stock assumed to be redeemed by NorthView public stockholders are eliminated as of January 1, 2023.
Because the Milestone Earnout Shares, Sponsor Inducement Recoupment Shares and Profusa Recoupment Shares are contingently issuable based upon the achievement by New Profusa of the Milestone Events that have not been achieved, the Milestone Earnout Shares, Sponsor Inducement Recoupment Shares and Profusa Recoupment Shares have been excluded from basic and diluted pro forma net loss per share.
The unaudited pro forma condensed combined financial information has been prepared assuming the no redemptions and Maximum Redemption scenarios:
	Year Ended December 31, 2023 (in thousands except for shares and per share values)
	No Redemptions	Maximum Redemption
Pro forma net loss	$(6,699)	$(6,699)
Deemed dividend	$—	$—
Pro forma net loss used in calculation of weighted-average pro forma net loss per share	$(6,699)	$(6,699)
Basic weighted average shares outstanding	28,099,148	27,243,952
Pro forma net loss per share - Basic and Diluted(1)	$(0.24)	$(0.25)

Weighted average shares outstanding-basic and diluted
NorthView Common shareholders	9,196,446	8,341,250
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	12,566,199	12,566,199
Shares issued to underwriters	661,503	661,503
Convertible Bridge Loan	675,000	675,000
Profusa shareholders who will receive Stock Subscription Shares and Transferred Shares	5,000,000	5,000,000
	28,099,148	27,243,952
(1)
The weighted average common shares outstanding include (a) outstanding convertible preferred stock of Profusa, which is entitled to the same per share merger consideration as Profusa common stock on an as converted to common stock basis, and (b) common stock of New Profusa issuable upon the conversion of junior convertible notes and senior convertible notes of Profusa and has been adjusted for redemptions in March 2024.

The following potential shares were excluded from the calculation of diluted net loss per share:
As of December 31, 2023
Shares underlying NorthView's outstanding warrants	17,404,250
Milestone Earnout Shares	3,875,000
Outstanding Profusa options	937,395
Total	22,216,645
•
Shares underlying NorthView’s outstanding warrants are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met.

•	Milestone Earnout Shares are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met;
•	Outstanding Profusa options are anti-dilutive and are not included in the calculation of diluted net loss per share;
•	Sponsor Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger.
•	Profusa Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger;

COMPARATIVE PER SHARE DATA
The following table sets forth summary historical comparative share information for NorthView and Profusa, respectively and unaudited pro forma condensed combined per share information of Profusa after giving effect to the Merger and other events contemplated by the Merger Agreement, in each case, presented under the two following scenarios:
•
Assuming No Redemption: This presentation assumes that no public stockholders of NorthView exercise redemption rights with respect to their public shares for a pro rata share of the funds in the trust account.

•
Assuming Maximum Redemption: This presentation assumes NorthView’s public shares are redeemed for their pro rata share of the funds in NorthView’s trust account. This scenario gives effect to NorthView’s public share redemptions of 299,829 shares in addition to redemptions previously made in connection with the Extension, such that the remaining trust balance would be $5,000,001 at the time of the Business Combination. The Merger Agreement provides that the obligations of Profusa to consummate the Merger are conditioned on, among other things, that as of the Closing, NorthView will have a minimum of $15.0 million in cash. Profusa has conditionally waived the Minimum Cash Amount as a closing condition to the Merger Agreement, subject to (i) NorthView having a minimum of $[•] in cash as of the Closing and (ii) consummation of the APAC Joint Venture whereby Tasly will purchase 60% of the share capital of the JV from Profusa for $6 million (of which $1.6 million has been received through the date of this proxy statement/prospectus).

The pro forma book value information reflects the Merger as if it had occurred on December 31, 2023. The pro forma weighted average shares outstanding and net loss per share information reflect the Merger and other events contemplated by the Merger Agreement as if they had occurred on January 1, 2023.
This information is only a summary and should be read in conjunction with the historical financial statements of NorthView and Profusa and related notes included elsewhere in this proxy statement/prospectus. The unaudited Pro Forma Consolidated per share information of NorthView and Profusa is derived from, and should be read in conjunction with, the unaudited pro forma condensed combined financial information and related notes included elsewhere in this proxy statement/prospectus in the section titled “Unaudited Pro Forma Condensed Combined Financial Information.”
The unaudited Pro Forma Consolidated loss per share information below does not purport to represent the income or loss per share which would have occurred had NorthView and Profusa been combined during the periods presented, nor earnings per share for any future date or period. The unaudited Pro Forma Consolidated book value per share information below does not purport to represent what the value of NorthView and Profusa would have been had the companies been combined during the periods presented.
			Pro Forma Combined		Profusa equivalent pro forma per share data(3)
	Profusa, Inc. (Historical)	NorthView (Historical)	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
As of and for the Year Ended December 31, 2023(1)
Book Value per share(2)	$(19.63)	$(0.67)	$0.17	$0.05	$0.05	$0.02
Net income (loss) per share subject to possible redemption - basic and diluted		$0.12
Weighted average shares outstanding subject to possible redemption - basic and diluted		4,866,356
Net income (loss) per share not subject to possible redemption - basic and diluted		$0.12
Weighted average shares outstanding not subject to possible redemption - basic and diluted		5,193,750
Net loss per Profusa Common Stock - basic and diluted	$(1.84)

			Pro Forma Combined		Profusa equivalent pro forma per share data(3)
	Profusa, Inc. (Historical)	NorthView (Historical)	No Redemptions	Maximum Redemptions	No Redemptions	Maximum Redemptions
Weighted average shares outstanding of Profusa common stock- basic and diluted	5,600,741
Net loss per share of New Profusa common stock - basic and diluted			$(0.24)	$(0.25)	$(0.07)	$(0.08)
Weighted average shares outstanding of New Profusa common stock - basic and diluted(4)			28,099,148	27,243,952
(1)	There were no cash dividends declared in the period presented.
(2)	Book value per share is calculated as (a) total permanent equity divided by (b) the total number of shares of New Profusa Common Stock outstanding classified in permanent equity.
(3)	The equivalent per share data for Profusa is calculated by multiplying the combined pro forma per share data by the Exchange Ratio, as determined in accordance with the Merger Agreement.
(4)
The pro forma weighted average common shares outstanding include (a) outstanding convertible preferred stock of Profusa, which is entitled to the same per share merger consideration as Profusa common stock on an as converted to common stock basis, and (b) common stock of New Profusa issuable upon the conversion of junior convertible notes and senior convertible notes of Profusa, adjusted for March 2024 redemptions completed.

The following potential shares were excluded from the calculation of diluted net loss per share:
As of December 31, 2023
Shares underlying NorthView's outstanding warrants	17,404,250
Milestone Earnout Shares	3,875,000
Outstanding Profusa options	937,395
22,216,645
•
Shares underlying NorthView’s outstanding warrants are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met.

•	Milestone Earnout Shares are not included in the calculation of diluted net loss per share because these shares are contingently issuable, and the contingencies have not yet been met;
•	Outstanding Profusa options are anti-dilutive and are not included in the calculation of diluted net loss per share;
•	Sponsor Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger.
•	Profusa Inducement Recoupment Shares are excluded because they are expected to be forfeited by the Sponsor upon the closing of the Merger.

PROPOSAL 2—THE CHARTER PROPOSAL
Overview
NorthView is asking its stockholders to approve the Charter Proposal. If the Condition Precedent Proposals are approved and the Business Combination is to be consummated, New Profusa will adopt the Proposed Charter to replace the Existing Charter and will adopt the Proposed Bylaws.
Vote Required for Approval
The Charter Proposal requires the affirmative vote of the holders of 65% of all then outstanding shares of NorthView Common Stock entitled to vote thereon at the special meeting of stockholders. Accordingly, a NorthView Holder’s failure to vote by proxy or in person at the special meeting of stockholders or to instruct its broker how to vote, or an abstention from voting, will have the same effect as a vote “AGAINST” the Charter Proposal.
The Charter Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Resolution to be Voted Upon
The full text of the resolution to be passed is as follows:
“RESOLVED, that the existing certificate of incorporation of NorthView be amended and restated by their deletion in their entirety and the substitution in their place of the proposed new certificate of incorporation, a copy of which is attached to the proxy statement/prospectus as Annex B (the “Proposed Charter”) and that the proposed new bylaws, a copy of which is attached to the proxy statement/prospectus as Annex E (the “Proposed Bylaws”) of “Profusa, Inc.” upon the Closing, be approved as the certificate of incorporation and bylaws, respectively, of Profusa, Inc., effective upon the effectiveness of the Business Combination”
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE CHARTER PROPOSAL.
The existence of financial and personal interests of one or more of NorthView’s directors may result in a conflict of interest on the part of such director(s) between what he, she, or they may believe is in the best interests of NorthView and its stockholders and what he, she, or they may believe is best for himself, himself, or themselves in determining to recommend that stockholders vote for the proposals. In addition, NorthView’s officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal— Interests of NorthView Directors and Officers in the Business Combination Proposal” for a further discussion of these considerations.

PROPOSAL 3—THE GOVERNANCE PROPOSALS
In connection with the Business Combination, NorthView is asking its stockholders to vote upon, on a non-binding advisory basis, proposals to approve the Proposed Bylaws and certain governance provisions contained in the Governance Documents, including certain material differences between the Existing Charter and the Proposed Charter. This separate vote is not otherwise required by Delaware law separate and apart from the Charter Proposal. Pursuant to SEC guidance, NorthView is submitting these provisions to its stockholders separately for approval, allowing stockholders the opportunity to present their separate views on important governance provisions. However, the stockholder votes regarding these proposals are advisory votes, and are not binding on NorthView or the NorthView Board (separate and apart from the approval of the Charter Proposal). In the judgment of the NorthView Board, these provisions are necessary to adequately address the needs of New Profusa following the Business Combination. Furthermore, the Business Combination is not conditioned on the separate approval of the Governance Document Proposals (separate and apart from approval of the Charter Proposal).
NorthView stockholders will be asked to approve, on a non-binding advisory basis, the following proposals related to the Governance Documents, which are being presented as separate sub-proposals (the “Governance Proposals”):
Governance Proposal 3(A)—that, upon the consummation of the Business Combination, the Bylaws of NorthView (“Existing Bylaws”) be succeeded by the proposed new bylaws of New Profusa, a copy of which is attached to the accompanying proxy statement/prospectus as Annex E;
Governance Proposal 3(B)—that the authorized capital of New Profusa will be (a) 300,000,000 shares of common stock, par value $0.0001 per share, and (b) 5,000,000 shares of preferred stock, par value $0.0001 per share;
Governance Proposal 3(C)—that the New Profusa stockholders shall not be permitted to take action by written consent in lieu of a meeting as opposed to holding a stockholders meeting;
Governance Proposal 3(D)—that certain provisions of the Proposed Charter will require the approval of the holders of at least 75% of New Profusa’s then-outstanding shares of capital stock entitled to vote on such amendments;
Governance Proposal 3(E)—that New Profusa’s corporate existence will be perpetual, and to omit from the Proposed Charter the various provisions applicable only to special purpose acquisition companies; and
Governance Proposal 3(F)—that, upon the consummation of the Business Combination, all other changes necessary or desirable in connection with the approval of the Proposed Charter and Proposed Bylaws as part of the Business Combination are approved.
Reasons for the Governance Proposals
In the judgment of the NorthView Board, the Governance Proposals are desirable for the following reasons:
•
the greater number of authorized number of shares of capital stock is desirable for New Profusa to have enough additional authorized shares for financing its business, for acquiring other businesses, for forming strategic partnerships and alliances and for stock dividends and stock splits and to issue upon exercise of the equity grants currently outstanding or made under the Equity Incentive Plan or ESPP (assuming they are approved at the Special Meeting); and

•
it is desirable to remove the provisions that relate to the operation of NorthView as a special purpose acquisition company because they would not be applicable after the Business Combination (such as the obligation to dissolve and liquidate if a business combination is not consummated within a certain period of time).

Notwithstanding the foregoing, certain of the Proposed Charter amendments may make it more difficult or to discourage an attempt to obtain control of New Profusa and thereby protect continuity of or entrench its management, which may adversely affect the market price of New Profusa’s securities. If, in the due exercise of its fiduciary obligations, for example, the New Profusa Board was to determine that a takeover proposal was not in the best interests of New Profusa, such shares could be issued by the board without stockholder approval in one or more private placements or other transactions that might prevent or render more difficult or make more costly the completion of any attempted takeover transaction by diluting voting or other rights of the proposed acquiror or insurgent stockholder group, by creating a substantial voting bloc in institutional or other hands that might support the position of the incumbent board of directors, by effecting an acquisition that might complicate or preclude the takeover, or otherwise. The authorization of additional shares will, however, enable New Profusa to have the flexibility to authorize the issuance of shares in the future for financing its business, acquiring other businesses, forming strategic partnerships and alliances and stock dividends and stock splits. New Profusa currently has no such plans, proposals or arrangements, written or otherwise, to issue any of the additional authorized shares for such purposes.
A copy of the Proposed Charter, as will be in effect assuming approval of the Charter Proposal and upon consummation of the Business Combination and filing with the Delaware Secretary of State, is attached to this proxy statement/prospectus as Annex B. A copy of the Proposed Bylaws, as will be in effect upon consummation of the Business Combination, is attached to this proxy statement/prospectus as Annex E.
Vote Required for Approval
The approval of each of the Governance Proposals requires the vote of a majority of the votes cast by the stockholders present in person or represented by proxy at the Special Meeting and entitled to vote thereon.
If any of the Business Combination Proposal, the Nasdaq Proposals, the Equity Incentive Plan Proposal, the NTA Requirement Amendment Proposal or the ESPP Proposal fails to receive the required stockholder approval, the Business Combination will not be completed.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE GOVERNANCE PROPOSALS.
The existence of financial and personal interests of one or more of NorthView’s directors may result in a conflict of interest on the part of such director(s) between what he or they may believe is in the best interests of NorthView and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the proposals. In addition, NorthView’ officers have interests in the Business Combination that may conflict with your interests as a stockholder. See the section entitled “The Business Combination Proposal—Interests of NorthView’s Directors and Officers in the Business Combination Proposal” for a further discussion of these considerations.

PROPOSAL 4—THE NASDAQ PROPOSAL
Under Nasdaq Rule 5635(a), stockholder approval is required prior to the issuance of securities in connection with the acquisition of another company if such securities are not issued in a public offering and (i) have, or will have upon issuance, voting power equal to or in excess of 20% of the voting power outstanding before the issuance of common stock (or securities convertible into or exercisable for common stock); or (ii) the number of shares of common stock to be issued is or will be equal to or in excess of 20% of the number of shares of common stock outstanding before the issuance of the stock or securities. Collectively, 24,375,000 shares will be issued, consisting of (x) the Aggregate Merger Consideration which comprises up to 21,875,000 shares of NorthView Common Stock (including (A) the shares held by Profusa shareholders that are (1) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (2) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa as provided for in the binding term sheet with Vellar and (B) including 3,875,000 Earnout Shares), (y) the 2,500,000 shares issuable as Additional Shares pursuant to the transactions contemplated by the binding term sheet with Vellar, will exceed 20% or more of the outstanding NorthView Common Stock and 20% or more of the voting power, in each case outstanding before the issuance of such shares in connection with the Business Combination.
For purposes of complying with Rule 5635(a), (b) and (d) of the Nasdaq Stock Market Listing Rules, stockholders of NorthView are being asked to approve the issuance of up to 24,375,000, consisting of (a) 21,875,000 shares of NorthView Common Stock in connection with the Business Combination, including the potential issuance of the Earnout Shares (collectively, the “Aggregate Merger Consideration”), and (b) 2,500,000 shares issuable as Additional Shares pursuant to the transactions contemplated by the binding term sheet with Vellar.
Terms of the Transaction
See section entitled “Proposal 1: The Business Combination Proposal — The Merger Agreement” for a description of the terms of the Business Combination Transaction.
See section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources” for a description of the terms of the transactions contemplated by the binding term sheet with Vellar.
Under Nasdaq Rule 5635(b), stockholder approval is required when any issuance or potential issuance will result in a “change of control” of the issuer. Although Nasdaq has not adopted any rule on what constitutes a “change of control” for purposes of Rule 5635(b), Nasdaq has previously indicated that the acquisition of, or right to acquire, by a single investor or affiliated investor group, as little as 20% of the common stock (or securities convertible into or exercisable for common stock) or voting power of an issuer could constitute a change of control. Under Nasdaq Rule 5635(b), the issuance of the Aggregate Merger Consideration will result in a “change of control” of NorthView.
Under Nasdaq Listing Rule 5635(d), stockholder approval is required for a transaction other than a public offering involving the sale, issuance or potential issuance by an issuer of common stock (or securities convertible into or exercisable for common stock) at a price that is less than the lower of (i) the closing price immediately preceding the signing of the binding agreement or (ii) the average closing price of the common stock for the five trading days immediately preceding the signing of the binding agreement, if the number of shares of common stock (or securities convertible into or exercisable for common stock) to be issued equals 20% or more of the common stock, or 20% or more of the voting power, outstanding before the issuance. Because shares of NorthView Common Stock will be issued in exchange for all of the equity interests of Profusa, the deemed issuance price of the shares of NorthView Common Stock may be less than the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of the NorthView Common Stock for the five trading days immediately preceding the signing of the Merger Agreement. If the Business Combination Proposal is approved, the issuance of the shares of NorthView Common Stock will exceed 20% of the shares of NorthView Common Stock currently outstanding. Because the issuance price may be deemed to be below the lower of (i) the closing price immediately preceding the signing of the Merger Agreement or (ii) the average closing price of the NorthView Common Stock for the five trading days immediately preceding the signing of the Merger Agreement, the Nasdaq Rules may require that NorthView obtain stockholder approval of the issuance of the shares of NorthView Common Stock in connection with the consummation of the Business Combination.

As a result of the foregoing, NorthView is required to obtain stockholder approval pursuant to The Nasdaq Stock Market Listing Rule 5635. NorthView stockholders should read carefully this proxy statement/prospectus in its entirety for more detailed information regarding the Subscription Agreements. You are urged to read carefully the form of Subscription Agreement in its entirety before voting on this Proposal.
The approval of the Nasdaq Proposals requires the affirmative vote of the holders of a majority of the shares of NorthView Common Stock cast in respect of the relevant Proposal and entitled to vote thereon at the Special Meeting.
If the Business Combination Proposal is not approved, the Nasdaq Proposals will not be presented at the Special Meeting.
Recommendation of the Board
THE BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW STOCKHOLDERS VOTE “FOR” THE NASDAQ PROPOSALS.
The existence of financial and personal interests of one or more of NorthView’s directors may result in a conflict of interest on the part of such director(s) between what he, she or they may believe is in the best interests of NorthView and its stockholders and what he, she or they may believe is best for himself, herself or themselves in determining to recommend that stockholders vote for the Proposals. In addition, NorthView’s directors and officers have interests in the Business Combination that may conflict with or be in addition to your interests as a stockholder. See the section entitled “Proposal 1: The Business Combination Proposal — Interests of NorthView’s Directors and Officers in the Business Combination” for a further discussion of these considerations.

PROPOSAL 5—THE DIRECTOR ELECTION PROPOSAL
Overview
Assuming the Business Combination Proposal, the Charter Proposal, and the Equity Incentive Plan Proposal are approved at the Special Meeting, we are requesting that stockholders approve and adopt a proposal to elect the individuals below as directors to the New Profusa Board, effective immediately upon the Closing of the Business Combination, with each Class I director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 20[ ], each Class II director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 20[ ] and each Class III director serving a term that expires immediately following New Profusa’s annual meeting of stockholders in 20[ ], or, in each case, until their respective successor is duly elected and qualified, or until their earlier resignation, removal or death.
We are proposing [•] to serve as the Class I directors, [•] to serve as Class II directors and [•] to serve as Class III directors.
Information regarding each nominee is set forth in the section entitled “Management of the New Profusa Following the Business Combination”.
Vote Required for Approval
If a quorum is present, directors are elected by a plurality of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. This means that the nominees who receive the most affirmative votes will be elected. Votes marked “FOR” a nominee will be counted in favor of that nominee. Proxies will have full discretion to cast votes for other persons in the event any nominee is unable to serve. Failure to vote by proxy or to vote in person (which would include presence at a virtual meeting) at the Special Meeting, abstentions and broker non-votes will have no effect on the vote.
If the Business Combination Proposal or the Charter Proposals are not approved and the applicable conditions in the Merger Agreement are not waived, the director election proposal will not be presented at the meeting.
The Closing is conditioned on the approval of each of the Condition Precedent Proposals. It is important for you to note that in the event that the Condition Precedent Proposals do not receive the requisite vote for approval, we will not consummate the Business Combination.
Following consummation of the Business Combination, the election of directors of New Profusa will be governed by its charter documents and the laws of the State of Delaware.
The Sponsor and NorthView’s directors and officers have agreed to vote the NorthView Founder Shares and any NorthView’s public shares owned by them in favor of the Director Election Proposal. See “Proposal 1—The Business Combination Proposal—Related Agreements—Sponsor Support Agreement” for more information.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW’S STOCKHOLDERS VOTE “FOR” THE ELECTION OF EACH THE NOMINEES LISTED IN THIS PROXY STATEMENT/PROSPECTUS.

PROPOSAL 6—THE EQUITY INCENTIVE PLAN PROPOSAL
Overview
NorthView is asking NorthView stockholders to vote upon a proposal to approve the Equity and Incentive Plan, including the authorization of the initial share reserve under the Equity and Incentive Plan. The NorthView Board adopted the Equity and Incentive Plan on [•], subject to its approval by the NorthView stockholders. If the stockholders approve the Equity and Incentive Plan, it will become effective upon the Closing of the Business Combination.
Purposes of the Equity and Incentive Plan
The purposes of the Equity and Incentive Plan are (i) to align the interests of New Profusa stockholders and the recipients of awards under the Equity and Incentive Plan by increasing the proprietary interest of such recipients in New Profusa’s growth and success, (ii) to advance the interests of New Profusa by attracting and retaining non-employee directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of New Profusa and its stockholders.
Description of the Equity and Incentive Plan
The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex C to this proxy statement/consent solicitation statement/prospectus and incorporated into this proxy statement/consent solicitation statement/prospectus by reference.
Administration
The Equity and Incentive Plan will be administered by the compensation committee of the New Profusa Board, or a subcommittee thereof, or such other committee designated by the New Profusa Board (the “Plan Committee”), in each case consisting of two or more members of the New Profusa Board. Each member of the Plan Committee is intended to be (i) a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act, and (ii) “independent” within the meaning of the rules of the Nasdaq Capital Market.
Subject to the express provisions of the Equity and Incentive Plan, the Plan Committee has the authority to select eligible persons to receive awards and determine all of the terms and conditions of each award. All awards are evidenced by an agreement containing such provisions not inconsistent with the Equity and Incentive Plan as the Plan Committee approves. The Plan Committee also has authority to establish rules and regulations for administering the Equity and Incentive Plan and to decide questions of interpretation or application of any provision of the Equity and Incentive Plan. The Plan Committee may take any action such that (i) any outstanding options and SARs become exercisable in part or in full, (ii) all or any portion of a restriction period on any outstanding awards lapse, (iii) all or a portion of any performance period applicable to any awards lapse, and (iv) any performance measures applicable to any outstanding award be deemed satisfied at the target, maximum or any other level.
The Plan Committee may delegate some or all of its power and authority under the Equity and Incentive Plan to the New Profusa Board (or any members thereof), a subcommittee of the New Profusa Board, a member of the New Profusa Board, the Chief Executive Officer or other executive officer of the New Profusa as the Plan Committee deems appropriate, except that it may not delegate its power and authority to a member of the New Profusa Board, the Chief Executive Officer or any executive officer with regard to awards to persons subject to Section 16 of the Exchange Act.
Types of Awards
Under the Equity and Incentive Plan, the New Profusa may grant:
•	Non-qualified stock options;
•	Incentive stock options (within the meaning of Section 422 of the Code);
•	Stock appreciation rights (“SARs”);
•	Restricted stock, restricted stock units and other stock awards (collectively, “Stock Awards”); and
•	Performance awards.

Available Shares
Subject to the capitalization adjustment provisions contained in the Equity and Incentive Plan, the number of shares of New Profusa Common Stock initially available for awards under the Equity and Incentive Plan is equal to 2,067,907. Subject to the capitalization adjustment provisions contained in the Equity and Incentive Plan, no more than 2,067,907 shares of New Profusa Common Stock in the aggregate may be issued under the Equity and Incentive Plan in connection with incentive stock options. The number of shares available under the Equity and Incentive Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2024, and continuing until (and including) the calendar year ending December 31, 2033, with such annual increase equal to the lesser of (i) 4% of the number of shares issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the New Profusa Board. The number of shares that remain available for future grants under the Equity and Incentive Plan shall be reduced by the sum of the aggregate number of shares that become subject to outstanding options, outstanding free-standing SARs, outstanding stock awards and outstanding performance awards denominated in shares, in each case, other than substitute awards. As of the Closing of the Business Combination, no future equity awards shall be granted under the Amended and Restated Profusa, Inc. 2010 Stock Option Plan (the “Prior Plan”).
To the extent that shares subject to an outstanding option, SAR, stock award or performance award granted under the Equity and Incentive Plan or the Prior Plan, other than substitute awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related tandem SAR or shares subject to a tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such shares shall again be available under the Equity and Incentive Plan. In addition, shares subject to an award under the Equity and Incentive Plan or the Prior Plan shall again be available for issuance under the Equity and Incentive Plan if such shares are (x) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by New Profusa to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by New Profusa on the open market with the proceeds of an option exercise shall not again be available for issuance under the Equity and Incentive Plan.
The number of shares available for awards under the Equity and Incentive Plan shall not be reduced by (i) the number of shares subject to substitute awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with New Profusa (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under the Equity and Incentive Plan (subject to applicable stock exchange requirements).
Shares to be delivered under the Equity and Incentive Plan shall be made available from authorized and unissued shares, or authorized and issued shares reacquired and held as treasury shares or otherwise or a combination thereof.
As of [•], the closing share price of a share of NorthView Acquisition Corp. was $[•] per share.
Change in Control
Unless otherwise provided in an award agreement, in the event of a change in control of New Profusa, the New Profusa Board (as constituted prior to such change in control) may, in its discretion, require that (i) some or all outstanding options and SARs will become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the restriction period applicable to some or all outstanding Stock Awards will lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the performance period applicable to some or all outstanding awards will lapse in full or in part, and (iv) the performance measures applicable to some or all outstanding awards will be deemed satisfied at the target, maximum or any other level, in each case, on such terms and conditions and at such time or times as the Plan Committee shall determine. In addition, in the event of a change in control, the New Profusa Board may, in its discretion, require that any outstanding award shall be assumed or continued or that shares of capital stock of the corporation resulting from or succeeding to the business of New Profusa pursuant to such change in control (or a parent corporation thereof) or other property be substituted for some or all of the shares subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the New Profusa Board, and/or require outstanding awards, in whole or in part, to be surrendered to New Profusa in exchange for a payment of cash, shares of capital stock in the company resulting from the change in control, or the parent thereof, other property, or a combination of cash and shares or other property.

Under the terms of the Equity and Incentive Plan, a change in control is generally defined to include (i) certain acquisitions of more than 50% of New Profusa’s then outstanding securities entitled to vote in the election of directors of New Profusa, (ii) the consummation of any merger, consolidation or reorganization of New Profusa, other than any such transaction that does not result in a change in (a) the majority of the directors constituting New Profusa and (b) more than 50% of New Profusa’s then outstanding securities entitled to vote in the election of directors of New Profusa, (iii) any transaction or series of transactions in which all or substantially all of New Profusa’s assets are disposed, or (iv) a change in the New Profusa Board resulting in the incumbent directors ceasing to constitute at least a majority of the New Profusa Board over a 24-month period.
Clawback of Awards
The awards granted under the Equity and Incentive Plan and any cash payment or shares of common stock delivered pursuant to an award are subject to forfeiture, recovery by New Profusa or other action pursuant to the applicable award agreement or any clawback or recoupment policy which New Profusa may adopt from time to time, including any such policy which New Profusa may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law.
Effective Date, Termination and Amendment
The Equity and Incentive Plan will become effective as of the closing of the Business Combination and will terminate on the 10th anniversary of the effective date of the Equity and Incentive Plan, unless earlier terminated by the New Profusa Board. The New Profusa Board may amend the Equity and Incentive Plan or any award agreement at any time, subject to any requirement of stockholder approval required by applicable law, rule or regulation, including any rule of the Nasdaq, or any other stock exchange on which the shares are then traded and provided that no amendment may be made that seeks to modify the non-employee director compensation limit under the Equity and Incentive Plan or that materially impairs the rights of a holder of an outstanding award without the consent of such holder.
Eligibility
Participants in the Equity and Incentive Plan will consist of such officers, other employees, non-employee directors, consultants, independent contractors, and agents of New Profusa and its subsidiaries (and such persons who are expected to become any of the foregoing) as selected by the Plan Committee. The aggregate value of cash compensation and the grant date fair value of shares of common stock that may be awarded or granted during any fiscal year of New Profusa to any non-employee director will not exceed $[•] (or, $[•], with respect to the fiscal year of a non-employee director’s initial service as a non-employee director); provided, however, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by New Profusa or compensation received by the director in his or her capacity as an executive officer or employee of New Profusa. It is anticipated that, as of the closing of the Business Combination, approximately [•] employees and four non-employee directors will be eligible to participate in the Equity and Incentive Plan if selected by the Plan Committee to participate.
Stock Options and SARs
The Equity and Incentive Plan provides for the grant of stock options and SARs. The Plan Committee will determine the conditions to the exercisability of each option and SAR.
Each option will be exercisable for no more than 10 years after its date of grant. If the option is an incentive stock option and the optionee owns greater than 10% of the voting power of all shares of capital stock of New Profusa (a “ten percent holder”), then the option will be exercisable for no more than five (5) years after its date of grant. Except in the case of substitute awards granted in connection with a corporate transaction, the exercise price of an option will not be less than 100% of the fair market value of a share of New Profusa Common Stock on the date of grant, unless the option is an incentive stock option and the optionee is a 10% holder, in which case the exercise price will not be less than the price required by the Code (currently 100% of fair market value).
No SAR granted in tandem with an option (a “tandem SAR”) will be exercised later than the expiration, cancellation, forfeiture or other termination of the related option, and no free-standing SAR will be exercised later than 10 years after its date of grant. Other than in the case of substitute awards granted in connection with a corporate transaction, the base price of a SAR will not be less than 100% of the fair market value of a share of New Profusa Common Stock on the date of grant, provided that the base price of a tandem SAR will be the exercise price of the related option. A SAR entitles the holder to receive upon exercise (subject to withholding taxes) shares of New Profusa Common Stock (which may be restricted stock) or, to the extent provided in the award agreement, cash or a combination thereof, with an aggregate value equal to the difference between the fair market value of the shares of New Profusa Common Stock on the exercise date and the base price of the SAR.
All of the terms relating to the exercise, cancellation or other disposition of stock options and SARs (i) upon a termination of employment of a participant with or service to New Profusa of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Plan Committee and set forth in the applicable award agreement. Notwithstanding anything in the award agreement to the contrary, the holder of an option or SAR will not be entitled to receive dividend equivalents with respect to the shares of the Common Stock subject to such option or SAR.
Stock Awards
The Equity and Incentive Plan provides for the grant of Stock Awards. The Plan Committee may grant a Stock Award as a restricted stock award, restricted stock unit award or other stock award. Restricted stock awards are subject to forfeiture if the holder does not remain continuously in the employment of New Profusa or its subsidiaries during the restriction period or if specified performance measures (if any) are not attained during the performance period.
Unless otherwise set forth in a restricted stock award agreement, the holder of shares of restricted stock has rights as a stockholder of New Profusa, including the right to vote and receive dividends with respect to shares of restricted stock and to participate in any capital adjustments applicable to all holders of New Profusa Common Stock; provided, however, that (i) a distribution with respect to shares of New Profusa Common Stock, other than a regular cash dividend, and (ii) a regular cash dividend with respect to shares of New Profusa Common Stock that are subject to performance-based vesting conditions, in each case, will be deposited by New Profusa and will be subject to the same restrictions as the shares with respect to which such distribution was made.
The agreement awarding restricted stock units will specify (i) whether such award may be settled in shares of New Profusa Common Stock, cash or a combination thereof; and (ii) whether the holder will be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Plan Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of shares of New Profusa Common Stock subject to such award. Any dividend equivalents with respect to restricted stock units that are subject to performance-based vesting conditions will be subject to the same vesting conditions as the underlying awards. Prior to settlement of a restricted stock unit in shares of New Profusa Common Stock, the holder of a restricted stock unit has no rights with respect to the shares of New Profusa Common Stock subject to such award.
The Plan Committee is authorized to grant other stock awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, shares of New Profusa Common Stock, including without limitation shares of New Profusa Common Stock granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and shares of New Profusa Common Stock issued in lieu of obligations of New Profusa to pay cash under any compensatory plan or arrangement, subject to such terms as determined by the Plan Committee. The Plan Committee will determine the terms and conditions of such awards. Any distribution, dividend or dividend equivalents with respect to other stock awards that are subject to performance-based besting conditions will be subject to the same vesting conditions as the underlying awards.
All of the terms relating to the satisfaction of performance measures and the termination of a restriction period or performance period relating to a Stock Award, or the forfeiture and cancellation of a Stock Award (i) upon a termination of employment with or service to New Profusa or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.
Performance Awards
The Equity and Incentive Plan also provides for the grant of performance awards. The agreement relating to a performance award will specify whether such award may be settled in shares of New Profusa Common Stock

(including shares of restricted stock) or cash or a combination thereof. The agreement relating to a performance award will provide, in the manner determined by the Plan Committee, for the vesting of such performance award if the specified performance measures are satisfied or met during the specified performance period and for the forfeiture of such award if the specified performance measures are not satisfied or met during the specified performance period. Any dividends or dividend equivalents with respect to a performance award will be subject to the same performance-based vesting restrictions as such performance award. Prior to the settlement of a performance award in shares of New Profusa Common Stock, including restricted stock the holder of such award has no rights as a stockholder of New Profusa with respect to such shares.
All of the terms relating to the satisfaction of performance measures and the termination of a performance period, or the forfeiture and cancellation of a performance award upon (i) a termination of employment with or service to New Profusa or any of its subsidiaries of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, will be determined by the Plan Committee.
Performance Measures
Under the Equity and Incentive Plan, the grant, vesting, exercisability or payment of certain awards, or the receipt of shares of New Profusa Common Stock subject to certain awards, may be made subject to the satisfaction of performance measures. The performance measures shall mean the criteria and objectives, established by the Plan Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable restriction period or performance period as a condition to the vesting of the holder’s interest, in the case of a restricted stock award, of the shares subject to such award, or, in the case of a restricted stock unit award, other stock award or performance award, to the holder’s receipt of the shares subject to such award or of payment with respect to such award. One or more of the following business criteria for New Profusa, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of New Profusa or individual basis, may be used by the Plan Committee in establishing performance measures under the Equity and Incentive Plan: the attainment by a share of a specified fair market value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of New Profusa before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, sustainability, and acquisitions or divestitures, any combination of the foregoing, or such other goals as the Plan Committee may determine whether or not listed in the Equity and Incentive Plan. Each goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis and may include comparisons based on current internal targets, the past performance of New Profusa (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). Performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), stockholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a performance measure or determining the achievement of a performance measure, the Plan Committee may provide that achievement of the applicable performance measures may be amended or adjusted to include or exclude components of any performance measure, including, without limitation: (i) foreign exchange gains and losses; (ii) asset write-downs; (iii) acquisitions and divestitures; (iv) change in fiscal year; (v) unbudgeted capital expenditures; (vi) special charges such as restructuring or impairment charges; (vii) debt refinancing costs; (viii) extraordinary or noncash items; (ix) unusual, infrequently occurring, nonrecurring or one-time events affecting New Profusa or its financial statements; or (x) changes in law or accounting principles. Performance measures shall be subject to such other special rules and conditions as the Plan Committee may establish at any time.

Federal Income Tax Consequences
The following is a brief summary of certain United States federal income tax consequences generally arising with respect to awards under the Equity and Incentive Plan. This discussion does not address all aspects of the United States federal income tax consequences of participating in the Equity and Incentive Plan that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the Equity and Incentive Plan. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.
Section 162(m)
Section 162(m) generally limits to $1 million the amount that a publicly held corporation is allowed each year to deduct for the compensation paid to the corporation’s (i) chief executive officer, (ii) chief financial officer, (iii) three most highly compensated executive officers other than the chief executive officer or chief financial officer and (iv) any employee of the corporation who was an individual described in clauses (i), (ii) or (iii) in any preceding taxable year beginning after December 31, 2016.
Stock Options
A participant will not recognize taxable income at the time an option is granted and New Profusa will not be entitled to a tax deduction at that time. A participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) upon exercise of a non-qualified stock option equal to the excess of the fair market value of the shares purchased over their exercise price, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code. A participant will not recognize income (except for purposes of the alternative minimum tax) upon exercise of an incentive stock option. If the shares acquired by exercise of an incentive stock option are held for the longer of two (2) years from the date the option was granted and one (1) year from the date it was exercised, any gain or loss arising from a subsequent disposition of those shares will be taxed as long-term capital gain or loss, and New Profusa will not be entitled to any deduction. If, however, those shares are disposed of within the above-described period, then in the year of that disposition the participant will recognize compensation taxable as ordinary income equal to the excess of the lesser of (1) the amount realized upon that disposition, and (2) the fair market value of those shares on the date of exercise over the exercise price, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
SARs
A participant will not recognize taxable income at the time SARs are granted and New Profusa will not be entitled to a tax deduction at that time. Upon exercise, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New Profusa, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
Stock Awards
A participant will not recognize taxable income at the time restricted stock (i.e., stock subject to restrictions constituting a substantial risk of forfeiture) is granted and New Profusa will not be entitled to a tax deduction at that time, unless the participant makes an election to be taxed at that time. If such election is made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time of the grant in an amount equal to the excess of the fair market value for the shares at such time over the amount, if any, paid for those shares. If such election is not made, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) at the time the restrictions constituting a substantial risk of forfeiture lapse in an amount equal to the excess of the fair market value of the shares at such time over the amount, if any, paid for those shares. The amount of ordinary income recognized by making the above-described election or upon the lapse of restrictions constituting a substantial risk of forfeiture is deductible by New Profusa (or the applicable employer) as compensation expense, subject to the limitations under Section 162(m) of the Code. In addition, a participant receiving dividends with respect to restricted stock for which the above-described election has not been made and prior to the time the restrictions constituting a substantial risk of forfeiture lapse will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee), rather than dividend income, in an amount equal to the dividends paid and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
A participant will not recognize taxable income at the time a restricted stock unit is granted and New Profusa will not be entitled to a tax deduction at that time. Upon settlement of restricted stock units, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of any cash paid by New Profusa, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
The tax consequences of any other type of Stock Award will depend on the structure and form of such award. A participant who receives a Stock Award in the form of shares of New Profusa Common Stock that are not subject to any restrictions under the Equity and Incentive Plan will recognize compensation taxable as ordinary income on the date of grant in an amount equal to the fair market value of such shares on that date, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
Performance Awards
A participant will not recognize taxable income at the time performance awards are granted and New Profusa will not be entitled to a tax deduction at that time. Upon settlement of a performance award, the participant will recognize compensation taxable as ordinary income (and subject to income tax withholding in respect of an employee) in an amount equal to the fair market value of any shares delivered and the amount of cash paid by New Profusa, and New Profusa (or the applicable employer) will be entitled to a corresponding deduction, subject to the limitations under Section 162(m) of the Code.
New Plan Benefits
The number of stock options and other forms of awards that will be granted under the Equity and Incentive Plan is not currently determinable.
Equity Compensation Plan Information
Prior to the Effective Time, NorthView has no equity compensation plans or outstanding equity awards.
Vote Required for Approval
The approval of the Equity and Incentive Plan Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the Equity and Incentive Plan Proposal.
If the Business Combination Proposal and the Nasdaq Proposals are not approved, the Equity and Incentive Plan Proposal will not be presented at the special meeting.
The Merger is conditioned upon the approval of the Equity and Incentive Plan, subject to the terms of the Merger Agreement. Notwithstanding the approval of the Equity and Incentive Plan, if the Merger is not consummated for any reason, the actions contemplated by the Equity and Incentive Plan will not be effected.
The Sponsor has agreed to vote all of its shares in favor of the Equity and Incentive Plan Proposal.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW’S STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE EQUITY INCENTIVE PLAN PROPOSAL.

PROPOSAL 7—THE ESPP PROPOSAL
Overview
We are asking NorthView stockholders to vote upon a proposal to approve the ESPP, including the authorization of the initial share reserve under the ESPP. The NorthView Board adopted the ESPP on [•], subject to its approval by the NorthView stockholders. The NorthView Board believes that the adoption of the ESPP will benefit New Profusa by providing employees with an opportunity to acquire shares of New Profusa Common Stock and will enable New Profusa to attract, retain and motivate valued employees.
Purposes of the ESPP
The purpose of the ESPP is to provide employees of New Profusa and participating subsidiaries with an opportunity to purchase New Profusa Common Stock through accumulated payroll deductions. The NorthView Board believes that the adoption of the ESPP will benefit New Profusa by providing employees with an opportunity to acquire shares of New Profusa Common Stock and will enable New Profusa to attract, retain and motivate valued employees.
The ESPP includes two components: (a) a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of Section 423 of the Code; and (b) a component that does not qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-423 Component”), under which options shall be granted pursuant to rules, procedures or sub-plans designed to achieve tax, securities laws or other objectives for eligible employees, New Profusa and participating subsidiaries.
Description of the ESPP
The following description is qualified in its entirety by reference to the plan document, a copy of which is attached as Annex D to this proxy statement/consent solicitation statement/prospectus and incorporated into this proxy statement/consent solicitation statement/prospectus by reference.
Administration
The ESPP will be administered by the compensation committee of the New Profusa Board (the “Compensation Committee”). The Compensation Committee has the discretionary authority to do everything necessary and appropriate to administer the ESPP, including, without limitation, interpreting the provisions of the ESPP. All actions, decisions and determinations of, and interpretations by the Compensation Committee with respect to the ESPP will be final and binding upon all participants.
Available Shares
If the ESPP is approved, 229,767 shares of New Profusa Common Stock, subject to adjustment for stock splits, stock dividends or other changes in New Profusa’s capital stock, will be reserved for issuance under the ESPP. Subject to the capitalization adjustment provisions included in the ESPP, the maximum number of shares which shall be made available for sale under the ESPP will automatically increase on the first day of each fiscal year, beginning immediately following the fiscal year ending December 31, 2024, and continuing until (and including) the fiscal year ending December 31, 2033, with such annual increase equal to 1% of the number of shares issued and outstanding on December 31 of the immediately preceding fiscal year, and (iii) an amount determined by the New Profusa Board. If, on a given exercise date, the number of shares with respect to which options are to be exercised exceeds the number of shares then available under the ESPP, the Compensation Committee will make a pro rata allocation of the shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable. As of [•], the closing price for a share of NorthView Common Stock was $[•] per share, as reported on NASDAQ.
Merger or Asset Sale
In the event of a proposed sale of all or substantially all of the assets of New Profusa, or the merger of New Profusa with or into another corporation, each outstanding option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the New

Profusa Board determines, in the exercise of its sole discretion, that in lieu of such assumption or substitution to either terminate all outstanding options and return to each participant the payroll deductions credited to such participant’s purchase account or to provide for the offering period in progress to end on a date prior to the consummation of such sale or merger.
Participation
Only employees of New Profusa or a participating subsidiary will be eligible to be granted options under the ESPP and, in no event may a participant be granted an option under the ESPP following his or her termination date. Any provisions of the ESPP to the contrary notwithstanding, no employee will be granted an option under the 423 Component of the ESPP if (i) immediately after the grant, such employee (or any other person whose stock would be attributed to such employee pursuant to Section 424(d) of the Code) would own capital stock of New Profusa and/or hold outstanding options or options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of New Profusa or of any of its subsidiaries or (ii) such option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of New Profusa and its subsidiaries to accrue at a rate that exceeds $25,000 of the fair market value of such stock (determined at the time each such option is granted) for each calendar year in which such option is outstanding at any time. Except as otherwise determined by the Compensation Committee prior to the commencement of an offering period, no participant may purchase more than 5,000 shares during any offering period.
An employee shall be eligible to participate on the first enrollment date that occurs after such employee’s first date of employment with New Profusa or a participating subsidiary (or such other time as determined by the Compensation Committee); provided, that such employee properly completes and submits an election form by the deadline prescribed by New Profusa. An employee who does not become a participant on the first enrollment date on which he or she is eligible may thereafter become a participant on any subsequent enrollment date by properly completing and submitting an election form by the deadline prescribed by New Profusa. Payroll deductions for a participant shall commence on the first payroll date following the enrollment date and shall end on the last payroll date in the purchase period to which such authorization is applicable, unless sooner terminated by the participant as provided in the ESPP. It is anticipated that, as of the closing of the Business Combination, approximately [•] employees will be eligible to participate in the ESPP.
Payroll Deductions
A participant may elect to have payroll deductions made during an offering period equal to no less than 1% of the participant’s eligible compensation up to a maximum of 20% (or such other amount as the Compensation Committee establishes from time to time). All payroll deductions made by a participant will be credited to his or her purchase account. Notwithstanding the foregoing or any provisions to the contrary in the ESPP, the Compensation Committee may allow participants to make other contributions under the ESPP via cash, check, or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law, and for any offering period under the 423 Component, the Compensation Committee determines that such other contributions are permissible under Section 423 of the Code.
Purchase Price of Shares
The purchase price per share shall be the lesser of: (i) 85% percent of the fair market value of a share on the first day of the offering period and (ii) 85% percent of the fair market value of a share on the applicable purchase date; provided, however, that the Compensation Committee may determine a different per share purchase price provided that such per share purchase price is communicated to participants prior to the beginning of the offering period and provided that in no event shall such per share purchase price be less than the lesser of (i) 85% of the fair market value of a share on the applicable enrollment date or (ii) 85% of the fair market value of a share on the exercise date.
Offering Periods
Under the 423 Component of the ESPP and unless otherwise determined by the Compensation Committee, an offering period will last for six months. Each offering period may have more than one purchase period. Offering periods under the Non-423 Component of the ESPP may have a different duration. Purchases will be made on the last trading day of the purchase period, and a new purchase period will begin the day after a purchase date. The dates of such purchases are referred to as “purchase dates.” The Compensation Committee may change the frequency and duration of offering periods and purchase dates under the ESPP, for offerings under either the 423 Component or the Non-423 Component.
Prior to the commencement of an offering period, the Compensation Committee may provide that if the fair market value per share of the New Profusa Common Stock on any purchase date in the 423 Component of the ESPP is less than the fair market value per share on the start date of the offering period, then that offering period will automatically terminate, a new offering period will begin on the next day after the purchase date, and all participants participating in such original offering period will be automatically enrolled in such new offering period.
Assignability of Options
Neither payroll deductions credited to a participant’s purchase account nor any rights with regard to the exercise of an option or to receive shares under the ESPP may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution) by the participant.
Termination of Employment
Except as otherwise determined by the Compensation Committee in advance of an offering and to the extent permitted by Section 423 of the Code with respect to the 423 Component, on the termination date of a participant for any reason prior to the applicable exercise date, whether voluntary or involuntary, and including termination of employment due to retirement, death or as a result of liquidation, dissolution, sale, merger or a similar event affecting New Profusa or a participating subsidiary, the corresponding payroll deductions credited to his or her purchase account will be returned to him or her or, in the case of the participant’s death, to the participant’s designated beneficiaries or estate, and his or her option will be automatically terminated.
Amendments and Termination
Subject to any requirement for stockholder approval under applicable law, the New Profusa Board or the Compensation Committee may at any time and for any reason amend, modify, suspend, discontinue or terminate the ESPP without notice; provided that no participant’s existing rights in respect of existing options are adversely affected thereby. Without stockholder consent and without regard to whether any participant rights may be considered to have been “adversely affected,” the New Profusa Board or the Compensation Committee will be entitled to change the purchase price, offering periods, limit or increase the frequency and/or number of changes in the amount withheld during a purchase period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in an amount less than or greater than the amount designated by a participant in order to adjust for delays or mistakes in New Profusa’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of shares for each participant properly correspond with amounts withheld from the participant’s compensation, and establish such other limitations or procedures as the New Profusa Board or the Compensation Committee determines in its sole discretion advisable which are consistent with the ESPP.
Summary of U.S. Federal Income Tax Consequences
The following is a brief summary of certain United States federal income tax consequences generally arising with respect to the ESPP. This discussion does not address all aspects of the United States federal income tax consequences of participating in the ESPP that may be relevant to participants in light of their personal investment or tax circumstances and does not discuss any state, local or non-United States tax consequences of participating in the ESPP. Each participant is advised to consult his or her particular tax advisor concerning the application of the United States federal income tax laws to such participant’s particular situation, as well as the applicability and effect of any state, local or non-United States tax laws before taking any actions with respect to any awards.
In general, the ESPP is intended to be an “employee stock purchase plan” within the meaning of Section 423 of the Code. Under Section 423 of the Code, an eligible employee who elects to participate in the ESPP will not recognize any taxable income and New Profusa will not be entitled to a deduction at the time shares of New

Profusa Common Stock are purchased for the employee under the ESPP. If an employee disposes of the New Profusa Common Stock purchased under the ESPP within two years after the grant date (i.e., the first day of the offering period) or one year after the purchase date if later, the employee will recognize compensation taxable as ordinary income, and New Profusa (or the employer subsidiary) will generally be entitled to a corresponding deduction, in an amount equal to the excess of the fair market value of the New Profusa Common Stock on the purchase date over the purchase price. The employee’s cost basis in the shares will be increased by the amount of ordinary income recognized by the employee, and the employee will recognize capital gain or loss equal to the difference between the price at which the shares are later sold (or otherwise disposed) and the cost basis for the shares, as so increased. New Profusa (or the employer subsidiary) will not be entitled to any deduction with respect to the amount recognized by such participant as capital gain.
If an employee does not dispose of the New Profusa Common Stock purchased under the 423 Component of the ESPP until after the holding period described above, the employee will recognize compensation taxable as ordinary income in an amount equal to the lesser of (i) the excess of the fair market value of the shares at the time of disposition over the purchase price or (ii) 15% of the fair market value of the shares on the start date of that offering period (unless a different per share purchase price was set by the Compensation Committee prior to the beginning of the offering period). The employee’s cost basis in the shares will be increased by the amount of ordinary income recognized by the employee. The portion of the gain that is in excess of the amount recognized as ordinary income, if any, is taxed as long-term capital gain. If the shares are sold (or otherwise disposed) at a price below the purchase price under the ESPP, the loss will be treated as long-term capital loss. New Profusa (or the employer subsidiary) will not be entitled to any deduction with respect to a disposition of shares occurring under these circumstances.
With respect to the Non-423 Component of the ESPP, to the extent a participant is subject to U.S. federal income tax, the amount equal to the difference between the fair market value of the shares on the purchase date and the purchase price is taxed as ordinary income at the time of such purchase and is subject to tax withholding. The amount of such ordinary income will be added to the participant’s basis in the shares, and any additional gain or resulting loss recognized on the disposition of the shares after such basis adjustment will be a capital gain or loss. New Profusa (or the employer subsidiary) will generally be entitled to a deduction in the year of purchase equal to the amount of ordinary income realized by the participant.
New Plan Benefits
The benefits that might be received by participating employees under the ESPP cannot be determined because the benefits depend upon the degree of participation by employees and the trading price of New Profusa Common Stock in future offering periods.
Equity Compensation Plan Information
Prior to the Effective Time, NorthView has no equity compensation plans or outstanding equity awards.
Vote Required for Approval
The approval of the ESPP Proposal requires the majority of the votes cast by the stockholders present in person (which would include presence at a virtual meeting) or represented by proxy at the Special Meeting. Abstentions and broker non-votes, while considered present for the purposes of establishing a quorum, will not count as votes cast at the extraordinary general meeting, and otherwise will have no effect on the ESPP Proposal.
If the Business Combination Proposal and the NASDAQ Proposals are not approved, the ESPP Proposal will not be presented at the special meeting. The ESPP Proposal is conditioned on the approval and adoption of each of the other Condition Precedent Proposals.
Notwithstanding the approval of the ESPP, if the Merger is not consummated for any reason, the actions contemplated by the ESPP will not be effected.
The Sponsor has agreed to vote all of its shares in favor of the ESPP Proposal.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ESPP PROPOSAL.

PROPOSAL 8—THE NTA REQUIREMENT AMENDMENT PROPOSAL
This is a proposal to amend (the “NTA Requirement Amendment Proposal”) the Current Charter to expand the methods that NorthView may employ to not become subject to the “penny stock” rules of the Securities and Exchange Commission. All stockholders are encouraged to read the proposed modification to the Current Charter below.
The NTA Requirement
Section 9.2(a) of the Current Charter currently provides the following:
“Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) hereof for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares in an amount that would cause the Corporation, either before or immediately after, to have net tangible assets to be less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”). Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.
The purpose of this provision was to ensure that, in connection with its initial business combination, NorthView would continue, as it has since the IPO, to be not subject to the “penny stock” rules of the SEC, and therefore not a “blank check company” as defined under Rule 419 of the Securities Act because it complied with Rule 3a51-1(g)(1) (the “NTA Rule”).
NorthView is proposing to amend its Current Charter to modify the NTA Requirement as follows:
“Prior to the consummation of the initial Business Combination, the Corporation shall provide all holders of Offering Shares with the opportunity to have their Offering Shares redeemed upon the consummation of the initial Business Combination pursuant to, and subject to the limitations of, Sections 9.2(b) and 9.2(c) hereof (such rights of such holders to have their Offering Shares redeemed pursuant to such Sections, the “Redemption Rights”) for cash equal to the applicable redemption price per share determined in accordance with Section 9.2(b) hereof (the “Redemption Price”); provided, however, that the Corporation shall not redeem Offering Shares in an amount that would cause the Corporation to have net tangible assets to be less than $5,000,001 (such limitation hereinafter called the “Redemption Limitation”) unless the Corporation is otherwise exempt from the provisions of Rule 419 promulgated under the Securities Act of 1933, as amended. Notwithstanding anything to the contrary contained in this Amended and Restated Certificate, there shall be no Redemption Rights or liquidating distributions with respect to any warrant issued pursuant to the Offering.”
The NTA Rule is one of several exclusions from the “penny stock” rules of the SEC and NorthView believes that it may rely on another exclusion, which relates to it being listed on The Nasdaq Stock Market (Rule 3a51-1(a)(2)) (the “Exchange Rule”). Therefore, NorthView intends to rely on the Exchange Rule to not be deemed a penny stock issuer.
Rule 419 blank check companies and “penny stock” issuers
As disclosed in NorthView’s IPO prospectus, because the net proceeds of the IPO were to be used to complete an initial business combination with a target business that had not been selected at the time of the IPO, NorthView may be deemed to be a “blank check company.” Under Rule 419 of the Securities Act the term “blank check company” means a company that (i) is a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity or person; and (ii) is issuing “penny stock,” as defined in Rule 3a51-1 under the Exchange Act. Rule 3a51-1 sets forth that that term “penny stock” shall mean any equity security, unless it fits within certain enumerated exclusions including the NTA Rule and the Exchange Rule. Historically, SPACs have relied upon the NTA Rule to avoid being deemed a penny stock issuer. Like many SPACs, NorthView included the NTA Requirement in its Charter, in order to ensure that through the consummation of its initial business combination, NorthView would not be considered a penny stock issuer and therefore not a blank check company if no other exemption from the rule was available.

Reliance on Rule 3a51-1(a)(2).
The Exchange Rule excludes from the definition of “penny stock” a security that is registered, or approved for registration upon notice of issuance, on a national securities exchange, or is listed, or approved for listing upon notice of issuance on, an automated quotation system sponsored by a registered national securities association, that has established initial listing standards that meet or exceed the criteria set forth in the Exchange Rule. NorthView’s securities are listed on The Nasdaq Stock Market and have been so listed since the consummation of the IPO. NorthView believes that The Nasdaq Stock Market has initial listing standards that meet the criteria identified in the Exchange Rule and that it can therefore rely on the Exchange Rule to avoid being treated as a penny stock. Therefore, the NTA Requirement is unnecessary so long as NorthView meets the requirements of the Exchange Rule.
If the NTA Requirement Amendment Proposal is Approved
If the NTA Requirement Amendment Proposal is approved (and the Condition Precedent Proposals are also approved), NorthView shall redeem NorthView’s public shares as necessary and requested by such shareholders, irrespective of whether such redemptions exceed the Redemption Limitation.
If we redeem our Public Shares in an amount in excess of the current Redemption Limitation and our securities do not meet Nasdaq’s continued listing requirements, Nasdaq may delist our securities from trading on its exchange. If Nasdaq delists any of our securities from trading on its exchange and we are not able to list such securities on another approved national securities exchange, we expect that such securities could be quoted on an over-the-counter market. If this were to occur, we could face significant material adverse consequences, including: (i) a limited availability of market quotations for our securities, (ii) reduced liquidity for our securities, (iii) a determination that our public shares are “penny stocks” which will require brokers trading in our public shares to adhere to more stringent rules, including being subject to the depository requirements of Rule 419 of the Securities Act, and possibly result in a reduced level of trading activity in the secondary trading market for our securities, (iv) a decreased ability to issue additional securities or obtain additional financing in the future, and (v) a less attractive acquisition vehicle to a target business in connection with an initial Business Combination. The National Securities Markets Improvement Act of 1996, which is a federal statute, prevents or preempts the states from regulating the sale of certain securities, which are referred to as “covered securities.”
NorthView Common Stock and the NorthView Warrants qualify as covered securities under such statute. If we were no longer listed on Nasdaq, our securities would not qualify as covered securities under such statute and we would be subject to regulation in each state in which we offer our securities.
Reasons for the Proposed NTA Requirement Amendment
NorthView believes that it can rely on other available exclusions from the penny stock rules, more specifically, the Exchange Rule, that would not impose restrictions on NorthView’s net tangible assets. While NorthView does not believe this failure to satisfy the NTA Requirement subjects it to the SEC’s penny stock rules, as the NTA Requirement is included in its Charter, if the NTA Requirement Amendment proposal is not approved, NorthView may not be able to consummate its initial business combination. In the event the NTA Requirement Amendment is approved, then NorthView will not be required to maintain minimum net tangible assets in order to complete a business combination.
Vote Required
Subject to the foregoing, the affirmative vote of at least 65% of NorthView’s outstanding common stock, including the Founder Shares, will be required to approve the NTA Requirement Amendment proposal. Notwithstanding stockholder approval of the NTA Requirement Amendment, our board will retain the right to abandon and not implement the NTA Requirement Amendment at any time without any further action by our stockholders.
The NTA Requirement Amendment Proposal is conditioned on the approval of the other Condition Precedent Proposals.
Our board has fixed the close of business on [ ] as the Record Date for determining the NorthView stockholders entitled to receive notice of and vote at the NorthView Special Meeting and any adjournment thereof. Only holders of record of NorthView Common Stock on that date are entitled to have their votes counted at the NorthView Special Meeting or any adjournment thereof.

The Sponsor has agreed to vote all of its shares in favor of the NTA Requirement Amendment Proposal.
Recommendation of the NorthView Board
THE NORTHVIEW BOARD UNANIMOUSLY RECOMMENDS THAT NORTHVIEW STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE NTA REQUIREMENT AMENDMENT PROPOSAL.

PROPOSAL 9—THE ADJOURNMENT PROPOSAL
The Adjournment Proposal
The Adjournment Proposal, if adopted, will allow NorthView’s Board to adjourn the special meeting of stockholders to a later date or dates to permit further solicitation of proxies. The Adjournment Proposal will only be presented to NorthView’s Holders in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve Proposal 1 (Business Combination Proposal) or any of the Condition Precedent Proposals, and/or NorthView Holders have elected to redeem an amount of NorthView Common Stock such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied. In no event will NorthView’s Board adjourn the special meeting of stockholders or consummate the Business Combination beyond the date by which it may properly do so under NorthView’s Amended and Restated Certificate of Incorporation and Delaware law.
Consequences if the Meeting Adjournment Proposal is Not Approved
If the Adjournment Proposal is not approved by NorthView’s Holders, NorthView’s Board may not be able to adjourn the special meeting of stockholders to a later date in the event that, based on the tabulated votes, there are not sufficient votes at the time of the special meeting of stockholders to approve Proposal 1 (Business Combination Proposal) or any of the Condition Precedent Proposals and/or if NorthView Holders have elected to redeem an amount of NorthView Common Stock such that the minimum available cash condition to the obligation to closing of the Business Combination would not be satisfied. If the board of directors cannot adjourn the special meeting and the Business Combination Approval is not approved, NorthView will be unable to consummate the Business Combination and, if NorthView does not consummate another business combination before March 22, 2024 (as extended monthly for up to six months, ultimately until as late as September 22, 2024) NorthView will be required to dissolve and liquidate, and the holders of Public Shares will be entitled to redeem their Public Shares for a pro rata share of the amount on deposit in the Trust Account.
Vote Required for Approval
The Adjournment Proposal will be approved and adopted if the holders of a majority of the shares of NorthView Common Stock represented in person or by proxy and voted thereon at the special meeting vote “FOR” the Adjournment Proposal. Adoption of the Adjournment Proposal is not conditioned upon the adoption of any of the other proposals.
Recommendation of the Board
NORTHVIEW’S BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS VOTE “FOR” THE APPROVAL OF THE ADJOURNMENT PROPOSAL.

INFORMATION ABOUT NORTHVIEW
References in this section to “we”, “our”, “us”, the “Company”, or “NorthView” generally refer to NorthView Acquisition Corporation.
Our Company
We are a blank check company formed under the laws of the State of Delaware April 19, 2021. We were formed for the purpose of effecting a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses, which we refer to throughout this annual report as our initial business combination.
Our Sponsor and Competitive Advantages
We believe that the combination of a high-quality management team with extensive operational, financial, merger and acquisition, and public company experience, combined with the resources of a high-quality investment bank focused on evaluating and assisting quality private companies to access the public markets, is an attractive format. It is particularly important that our management team and our sponsor have successfully worked together in the past. It is also important that our sponsor, management team and directors have deep experience, contacts and relationships in the healthcare sector.
The initial business combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (excluding taxes payable on the interest earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial business combination. However, we will only complete a business combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that we will be able to successfully effect a business combination.
Financial Position
We have funds available in the Trust Account for a business combination as of December 31, 2023, of approximately $9.3 million assuming no further redemptions. This amount includes up to $6,986,250 of the business combination marketing fee payable to I-Bankers and Dawson James, of which $1,921,219 would be payable in cash and $5,065,031 would be payable in NorthView Common Stock at the Closing. Assuming a share price of $10.00 for the NorthView Common Stock, the number of shares to be issued in connection with the business combination marketing fee would be 506,503 shares of NorthView Common Stock. Because we are able to complete our initial business combination using our cash, debt or equity securities, or a combination of the foregoing, we have the flexibility to use the most efficient combination that will allow us to tailor the consideration to be paid to the target business to fit its needs and desires.
Lack of Business Diversification
For an indefinite period of time after the completion of our initial business combination, the prospects for our success may depend entirely on the future performance of a single business.
Unlike other entities that have the resources to complete business combinations with multiple entities in one or several industries, it is probable that we will not have the resources to diversify our operations and mitigate the risks of being in a single line of business. By completing our initial business combination with only a single entity, our lack of diversification may:
•
subject us to negative economic, competitive and regulatory developments, any or all of which may have a substantial adverse impact on the particular industry in which we operate after our initial business combination, and

•	cause us to depend on the marketing and sale of a single product or limited number of products or services.
Redemption Rights for Public Stockholders Upon Completion of Our Initial Business Combination
In connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding. As of December 31, 2023, NorthView had 833,469 public shares of NorthView Common Stock outstanding, and held approximately $9.3 million in the Trust Account. As of March 22, 2024, NorthView had 738,075 public shares of NorthView Common Stock outstanding, and held approximately $8.4 million in the Trust Account. In connection with this Extension, each monthly extension shall require NorthView or its designee to contribute $0.05, per public share outstanding, to the Trust account. We will provide our public stockholders with the opportunity to redeem all or a portion of their shares of common stock upon the completion of our initial business combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the trust account as of two business days prior to the consummation of the initial business combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The amount in the trust account was initially approximately $10.10 per public share. This amount has increased as a result of contributions to the trust account in connection with the Extension, as well as interest earned on the amounts held in the trust account. The per share amount we will distribute to stockholders who properly exercise their redemption rights will not be reduced by the fee payable to I-Bankers and Dawson James pursuant to the business combination marketing agreement. Our sponsor, officers and directors have entered into a letter agreement with us, pursuant to which they have agreed to waive their redemption rights with respect to their founder shares and any public shares they may hold in connection with the completion of our business combination, although they will be entitled to liquidating distributions from the trust account with respect to any public shares they hold if we fail to complete our initial business combination within the prescribed time frame.
Ability to Extend Time to Complete Business Combination
We initially had until 15 months from the closing of our initial public offering to consummate our initial business combination. However, in connection with a special meeting of NorthView stockholders, held on March 10, 2023, the NorthView stockholders elected to redeem 18,000,868 public shares of NorthView Common Stock and to extend NorthView’s business combination period monthly, for up to nine months, from March 22, 2023, ultimately until as late as December 22, 2023, by causing $0.05 for each public share remaining outstanding, to be contributed into the Trust Account for each of the nine subsequent calendar months commencing on March 22, 2023. Separately, the NorthView stockholders previously elected to redeem 140,663 public shares of NorthView Common Stock in connection with a shareholder meeting on December 21, 2023, related to the extension of NorthView’s business combination period monthly, for up to three months, from December 22, 2023, ultimately until March 22, 2024. Additionally, the NorthView stockholders elected to redeem 95,394 public shares of NorthView Common Stock in connection with a shareholder meeting on March 21, 2024, related to the extension of NorthView’s business combination period monthly, for up to six months, from March 22, 2024, ultimately until as late as September 22, 2024. The aggregate of 18,236,925 public shares redeemed in connection with the Extension represented approximately 75.5% of the total NorthView shares of common stock outstanding following NorthView’s IPO and approximately 96.1% of the public shares previously outstanding. In connection with this Extension, each monthly extension shall require NorthView or its designee to contribute $0.05, per public share outstanding, to the Trust account. Any such payments have been and will be made in the form of a loan. Any such loans will be non-interest bearing and payable upon the consummation of our initial business combination. If we complete our initial business combination, we would repay such loaned amounts out of the proceeds of the Trust Account released to us. If we do not complete a business combination, we will not repay such loans. Furthermore, the letter agreement with our initial stockholders contains a provision pursuant to which our sponsor has agreed to waive its right to be repaid for such loans out of the funds held in the Trust Account in the event that we do not complete a business combination. In the event that we receive notice from our sponsor five days prior to the applicable deadline of its wish for us to effect an extension, we intend to issue a press release announcing such intention at least three days prior to the applicable deadline. In addition, we intend to issue a press release the day after the applicable deadline announcing whether or not the funds had been timely deposited. Our sponsor and its affiliates or designees are not obligated to fund the Trust Account to extend the time for us to complete our initial business combination. If we choose to extend the period of time to consummate a business combination as set forth herein, you will not have the ability to vote or redeem your shares of common stock in connection with either of the three-month extensions. However, if we seek to complete a business combination during an extension period, investors will still be able to vote and redeem their shares of common stock in connection with that business combination.
Employees
We currently have two executive officers. Members of our management team are not obligated to devote any specific number of hours to our matters but they intend to devote as much of their time as they deem necessary to our affairs until we have completed our initial business combination. The amount of time that any member of our management team will devote in any time period will vary based on whether a target business has been selected for our initial business combination and the current stage of the business combination process.
Periodic Reporting and Financial Information
We have registered our common stock, rights, and warrants under the Exchange Act and have reporting obligations, including the requirement that we file annual, quarterly and current reports with the SEC. In accordance with the requirements of the Exchange Act, our annual reports will contain financial statements audited and reported on by our independent registered public accounting firm.
We were required to evaluate our internal control procedures for the fiscal year ending December 31, 2022 as required by the Sarbanes-Oxley Act. Only in the event we are deemed to be a large accelerated filer or an accelerated filer will we be required to have our internal control procedures audited. A target company may not be in compliance with the provisions of the Sarbanes-Oxley Act regarding adequacy of their internal controls. The development of the internal controls of any such entity to achieve compliance with the Sarbanes-Oxley Act may increase the time and costs necessary to complete any such acquisition.
We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the JOBS Act. As such, we are eligible to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies” including, but not limited to, not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. If some investors find our securities less attractive as a result, there may be a less active trading market for our securities and the prices of our securities may be more volatile.
In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” can take advantage of the extended transition period provided in Section 7(a)(2)(B) of the Securities Act for complying with new or revised accounting standards. In other words, an “emerging growth company” can delay the adoption of certain accounting standards until those standards would otherwise apply to private companies. We intend to take advantage of the benefits of this extended transition period.
We will remain an emerging growth company until the earlier of (1) the last day of the fiscal year (a) following the fifth anniversary of the completion of our initial public offering, (b) in which we have total annual gross revenue of at least $1.07 billion, or (c) in which we are deemed to be a large accelerated filer, which means the market value of our common stock that is held by non-affiliates exceeds $700 million as of the prior June 30th, and (2) the date on which we have issued more than $1.00 billion in non-convertible debt securities during the prior three-year period. References herein to “emerging growth company” shall have the meaning associated with it in the JOBS Act.

Directors and Executive Officers
NorthView’s directors and executive officers are as follows:
Name	Age	Title
Jack Stover	70	Co-Founder, Director, Chief Executive Officer
Fred Knechtel	63	Co-Founder, Director, Chief Financial Officer
Peter O’Rourke	50	Chairman of the Board, Independent Director
Ed Johnson	62	Independent Director
Lauren Chung	48	Independent Director
Jack Stover — Co-Founder, Director and Chief Executive Officer
Jack Stover has served as our Chief Executive Officer and director since inception. From June 2016 to November 2020, Mr. Stover served as president and chief executive officer of Interpace Biosciences, Inc., a publicly-traded small cap life sciences company providing complex molecular analysis for the early diagnosis and treatment of cancer and supporting the development of targeted therapeutics. From December 2015 until June 2016, Mr. Stover served as interim president and chief executive officer of Interpace Biosciences, Inc.(IDXG) Mr. Stover on the board of directors of Interpace Biosciences, Inc. from August 2005 until November 2020, and was chairman of the audit committee from August 2005 until December 2015. Mr. Stover has been a member of the board of directors of Stero Therapeutics, Inc. since February 2024. Mr. Stover was appointed to the board of directors and chairman of the audit committee of PharmaCyte Biotech, Inc. (PMBC) effective August 15, 2022 and resigned from the Board effective November 1, 2022. Since November 2018, Mr. Stover has been director, member of the compensation committee, chairman of the audit committee and and recently chairman of the special deal committee of Onconova Therapeutics, Inc. (ONTX) a Nasdaq-based novel small molecule oncology therapeutics company with products in various clinical trials. From June 2016 to December 2016, Mr. Stover was chairman of the audit committee and a member of the board of directors of Viatar CTC Solutions, Inc. From 2004 to 2008, he served as chief executive officer, president and director of Antares Pharma, Inc., a publicly held specialty pharmaceutical company then listed on the American Stock Exchange. In addition to other relevant experience, Mr. Stover was also formerly a partner with PricewaterhouseCoopers (then Coopers and Lybrand), working in the bioscience industry division in New Jersey. Mr. Stover received his B.A. in Accounting from Lehigh University and is a Certified Public Accountant. We believe that Mr. Stover is well-qualified to serve as a director of our company based on Mr. Stover’s experience holding senior leadership positions in the life sciences industry, and his specific experience and skills in the areas of general operations, financial operations and administration.
Fred Knechtel — Co-Founder, Director and Chief Financial Officer
Fred Knechtel has served as our Chief Financial Officer and director since inception. From August 2022 to August 2023, Mr. Knechtel served as chief financial officer of DiamiR Biosciences. From January 2020 to January 2021, Mr. Knechtel served as chief financial officer of Interpace Biosciences, Inc. From June 2018 to December 2018, Mr. Knechtel served as chief financial officer of GENEWIZ, Inc. From November 2014 to November 2017, Mr. Knechtel served as group chief financial officer of Sims Metal Management. From November 2009 to October 2014, Mr. Knechtel served as chief financial officer of Remy International, Inc. Mr. Knechtel received a Bachelor of Engineering from Stony Brook University and a M.B.A in Finance from Hofstra University. We believe that Mr. Knechtel is well-qualified to serve as a director of our company based on Mr. Knechtel’s experience holding high level executive positions in the life sciences industry, and his financial and accounting experience.
Peter O’Rourke — Chairman of the Board
Peter O’Rourke has served as our chairman of the board since the effective date of our initial public offering. Since December 2018, Mr. O’Rourke has served as Managing Partner at TCI Partners, a consulting firm focused on healthcare, aerospace and the public sector. From November 2020-August 2022, Mr. O’Rourke was President and Director for Western Magnesium, where he created the U.S. operations strategy and team during the successful technology pilot phase of the company, and led enterprise and defense business development, government affairs, and communications. From January 2017 to December 2018, Mr. O’Rourke served as the

Acting Secretary and Chief of Staff of the Department of Veteran Affairs. From May 2015 to July 2016, Mr. O’Rourke served as a principal of Calibre Systems, Inc., a consulting firm. Mr. O’Rourke also served in both the U.S. Navy and Air Force. Mr. O’Rourke served as Director for AXIM Biotechnologies from July 2020 to present. AXIM is a vertically integrated research and development company focused on improving the landscape for the diagnosis of ophthalmological conditions such as Dry Eye Disease (DED) through rapid diagnostic tests. Mr. O’Rourke received a Bachelor of Arts in Political Science from the University of Tennessee in Knoxville as well as a Master of Science in Logistics and Supply Chain Management from the United States Air Force’s Institute of Technology. We believe that Mr. O’Rourke is well-qualified to serve as a director of our company based on Mr. O’Rourke’s leadership and consulting experience in the healthcare industry.
Ed Johnson — Director
Ed Johnson has served as a director since the effective date of our initial public offering. Since March 2020, Mr. Johnson has served as the chief executive officer of iONEBIOUSA Molecular COVID-19 Technologies, which he founded. Since March 2018, Mr. Johnson has served as chief executive officer of Johnson Global Ventures, LLC. Since March 2018, Mr. Johnson has served on the Advisory Board to Advantage Capital Partners. Mr. Johnson received a Bachelor of Science in Marketing from Florida State University and a M.B.A. from Nova Southeastern University. We believe that Mr. Johnson is well-qualified to serve as a director of our company based on Mr. Johnson’s healthcare focused experience.
Lauren Chung — Director
Lauren Chung has served as a director since the effective date of our initial public offering. Since November 2019, Dr. Chung has served as chief executive officer of MINLEIGH LLC, identifying, evaluating and partnering with companies for investments and strategic, operational, and commercial opportunities, and venture partner at Yozma Group. From May 2017 to November 2019, Dr. Chung was an Equity Research Managing Director at WestPark Capital. From August 2016 to April 2017, Dr. Chung as in equity research at Maxim Group. Previously, Dr. Chung founded and served as chief operating officer and chief compliance officer of Tokum Capital Management, a global healthcare investment fund. Prior to that, she managed healthcare investment portfolios at institutional investment firms. Dr. Chung serves as director of Todos Medical Ltd. Dr. Chung previously served as director of Cure Pharmaceutical Holding Corp from August 2019 until November 2021, UltraSight, Inc from December 2020 to December 2021, and AdiTxt, Inc. from June 2021 until December 2021. Dr. Chung holds a Ph.D. in Neuropathology from Columbia University-College of Physicians & Surgeons, an M.B.A from Columbia Business School, and a BA with honors in Biochemistry and Economics from Wellesley College. We believe that Dr. Chung is well-qualified to serve as a director of our company based on Dr. Chung’s extensive corporate board and investment analysis experience.
Number of Officers and Directors
Our board of directors consists of five directors. We may not hold an annual meeting of stockholders until after we consummate our initial business combination. Our officers are elected by the board of directors and serve at the discretion of the board of directors, rather than for specific terms of office. Our board of directors is authorized to appoint persons to the offices set forth in our bylaws as it deems appropriate.
Director Independence
The Nasdaq listing standards require that a majority of our board of directors be independent. An “independent director” is defined generally as a person other than an officer or employee of the company or its subsidiaries or any other individual having a relationship which in the opinion of the company’s board of directors, would interfere with the director’s exercise of independent judgment in carrying out the responsibilities of a director. Our board of directors have determined that Dr. Chung, Mr. Johnson and Mr. O’Rourke are “independent directors” as defined in the Nasdaq listing standards and applicable SEC rules. Our independent directors have regularly scheduled meetings at which only independent directors are present.
Committees of the Board of Directors
Our board of directors has three standing committees: an audit committee, a compensation committee and a nominating and corporate governance committee. Each committee operates under a charter that has been approved by our board and has the composition and responsibilities described below. Our audit committee, compensation committee and nominating and corporate governance committee is composed solely of independent directors.

Audit Committee
The members of our audit committee are Dr. Chung, Mr. Johnson and Mr. O’Rourke. Dr. Chung serves as chair of the audit committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least three members on the audit committee. The rules of Nasdaq and Rule 10A-3 of the Exchange Act require that the audit committee of a listed company be comprised solely of independent directors. Dr. Chung, Mr. Johnson and Mr. O’Rourke qualify as independent directors under applicable rules. Each member of the audit committee is financially literate and our board of directors has determined that Dr. Chung qualifies as an “audit committee financial expert” as defined in applicable SEC rules.
We have adopted an audit committee charter, which details the principal functions of the audit committee, including:
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the appointment, compensation, retention, replacement, and oversight of the work of the independent registered public accounting firm and any other independent registered public accounting firm engaged by us;

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pre-approving all audit and non-audit services to be provided by the independent registered public accounting firm or any other registered public accounting firm engaged by us, and establishing pre-approval policies and procedures;

•	reviewing and discussing with the independent registered public accounting firm all relationships the auditors have with us in order to evaluate their continued independence;
•	setting clear hiring policies for employees or former employees of the independent registered public accounting firm;
•	setting clear policies for audit partner rotation in compliance with applicable laws and regulations;
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obtaining and reviewing a report, at least annually, from the independent registered public accounting firm describing (i) the independent registered public accounting firm’s internal quality-control procedures and (ii) any material issues raised by the most recent internal quality-control review, or peer review, of the audit firm, or by any inquiry or investigation by governmental or professional authorities, within, the preceding five years respecting one or more independent audits carried out by the firm and any steps taken to deal with such issues;

•	reviewing and approving any related party transaction required to be disclosed pursuant to Item 404 of Regulation S-K promulgated by the SEC prior to us entering into such transaction; and
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reviewing with management, the independent registered public accounting firm, and our legal advisors, as appropriate, any legal, regulatory or compliance matters, including any correspondence with regulators or government agencies and any employee complaints or published reports that raise material issues regarding our financial statements or accounting policies and any significant changes in accounting standards or rules promulgated by the Financial Accounting Standards Board, the SEC or other regulatory authorities.

Compensation Committee
The members of our Compensation Committee are Mr. Johnson, Dr. Chung, and Mr. O’Rourke. Mr. Johnson serves as chair of the compensation committee. Under the Nasdaq listing standards and applicable SEC rules, we are required to have at least two members on the compensation committee, all of whom must be independent.
We have adopted a compensation committee charter, which details the principal functions of the compensation committee, including:
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reviewing and approving on an annual basis the corporate goals and objectives relevant to our Chief Executive Officer’s compensation, evaluating our Chief Executive Officer’s performance in light of such goals and objectives and determining and approving the remuneration (if any) of our Chief Executive Officer’s based on such evaluation;

•	reviewing and approving the compensation of all of our other executive officers;
•	reviewing our executive compensation policies and plans;
•	implementing and administering our incentive compensation equity-based remuneration plans;

•	assisting management in complying with our proxy statement and annual report disclosure requirements;
•	approving all special perquisites, special cash payments and other special compensation and benefit arrangements for our executive officers and employees;
•	producing a report on executive compensation to be included in our annual proxy statement; and
•	reviewing, evaluating and recommending changes, if appropriate, to the remuneration for directors.
The charter also provides that the compensation committee may, in its sole discretion, retain or obtain the advice of a compensation consultant, legal counsel or other adviser and will be directly responsible for the appointment, compensation and oversight of the work of any such adviser. However, before engaging or receiving advice from a compensation consultant, external legal counsel or any other adviser, the compensation committee will consider the independence of each such adviser, including the factors required by Nasdaq and the SEC.
Nominating and Corporate Governance Committee
The members of our nominating and corporate governance are Dr. Chung, Mr. O’Rourke and Mr. Johnson. Dr. Chung serves as chair of the nominating and corporate governance committee.
The primary purposes of our nominating and corporate governance committee will be to assist the board in:
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identifying, screening and reviewing individuals qualified to serve as directors and recommending to the board of directors candidates for nomination for election at the annual meeting of stockholders or to fill vacancies on the board of directors;

•	developing, recommending to the board of directors and overseeing implementation of our corporate governance guidelines;
•	coordinating and overseeing the annual self-evaluation of the board of directors, its committees, individual directors and management in the governance of the company; and
•	reviewing on a regular basis our overall corporate governance and recommending improvements as and when necessary.
The nominating and corporate governance committee is governed by a charter that complies with the rules of Nasdaq.
Director Nominations
Our nominating and corporate governance committee will recommend to the board of directors candidates for nomination for election at the annual meeting of the stockholders. The board of directors will also consider director candidates recommended for nomination by our stockholders during such times as they are seeking proposed nominees to stand for election at the next annual meeting of stockholders (or, if applicable, a special meeting of stockholders).
We have not formally established any specific, minimum qualifications that must be met or skills that are necessary for directors to possess. In general, in identifying and evaluating nominees for director, the board of directors considers educational background, diversity of professional experience, knowledge of our business, integrity, professional reputation, independence, wisdom, and the ability to represent the best interests of our stockholders. Prior to our initial business combination, holders of our public shares will not have the right to recommend director candidates for nomination to our board of directors.
Code of Ethics
We have adopted a Code of Ethics applicable to our directors, officers and employees. We have filed a copy of our form of Code of Ethics and our audit committee charter as exhibits to the registration statement we filed in connection with our initial public offering. You are able to review these documents by accessing our public filings at the SEC’s website at www.sec.gov. In addition, a copy of the Code of Ethics will be provided without charge upon request from us. We intend to disclose any amendments to or waivers of certain provisions of our Code of Ethics in a Current Report on Form 8-K.

Conflicts of Interest
Each of our officers and directors presently has, and any of them in the future may have additional, fiduciary or contractual obligations to another entity pursuant to which such officer or director is or will be required to present a business combination opportunity to such entity. Accordingly, if any of our officers or directors becomes aware of a business combination opportunity which is suitable for an entity to which he or she has then-current fiduciary or contractual obligations, he or she will honor these fiduciary obligations under applicable law. We do not believe, however, that the fiduciary duties or contractual obligations of our officers or directors will materially affect our ability to complete our business combination. Our amended and restated certificate of incorporation provides that we renounce our interest in any corporate opportunity offered to any director or officer unless such opportunity is expressly offered to such person solely in his or her capacity as a director or officer of our company and such opportunity is one we are legally and contractually permitted to undertake and would otherwise be reasonable for us to pursue.
Potential investors should also be aware of the following other potential conflicts of interest:
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None of our officers or directors is required to commit his or her full time to our affairs and, accordingly, may have conflicts of interest in allocating his or her time among various business activities.

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Our sponsor, executive officers and directors have agreed to waive their redemption rights with respect to their founder shares and any public shares they hold in connection with the consummation of our initial business combination. Additionally, our sponsor, executive officers and directors have agreed to waive their redemption rights with respect to their founder shares if we fail to consummate our initial business combination within 15 months after the closing of our initial public offering (or up to 24 months at our election in connection with the Existing Charter)), although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold. If we do not complete our initial business combination within such applicable time period, the proceeds of the sale of the private placement warrants will be used to fund the redemption of our public shares, and the private placement warrants will expire worthless. With certain limited exceptions, the founder shares will not be transferable, assignable or salable by our initial stockholders until the earlier of (1) one year after the completion of our initial business combination and (2) the date on which we consummate a liquidation, merger, capital stock exchange, reorganization, or other similar transaction after our initial business combination that results in all of our stockholders having the right to exchange their shares of common stock for cash, securities or other property. Notwithstanding the foregoing, if the last sale price of our common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after our initial business combination, the founder shares will be released from the lock-up. With certain limited exceptions, the private placement warrants and the securities underlying such warrants will not be transferable, assignable or salable by our initial stockholders until 30 days after the completion of our initial business combination. Since our initial stockholders and officers and directors may directly or indirectly own common stock and warrants following our initial public offering, our officers and directors may have a conflict of interest in determining whether a particular target business is an appropriate business with which to effectuate our initial business combination.

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Our officers and directors may have a conflict of interest with respect to evaluating a particular business combination if the retention or resignation of any such officers and directors was included by a target business as a condition to any agreement with respect to our initial business combination.

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Our initial stockholders, officers or directors may have a conflict of interest with respect to evaluating a business combination and financing arrangements as we may obtain loans from our initial stockholders or an affiliate of our initial stockholders or any of our officers or directors to finance transaction costs in connection with an intended initial business combination. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into placement warrants at a price of $1.00 per warrant. Such units would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period.

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Our initial stockholders, officers and directors may be owed reimbursement for expenses incurred in connection with certain activities on our behalf which would only be repaid if we complete an initial business combination.

•	Our officers and directors may be paid consulting, finder or success fees for assisting us in consummating our initial business combination.
The conflicts described above may not be resolved in our favor.
In general, officers and directors of a corporation incorporated under the laws of the State of Delaware are required to present business opportunities to a corporation if:
•	the corporation could financially undertake the opportunity;
•	the opportunity is within the corporation’s line of business; and
•	it would not be fair to the corporation and its stockholders for the opportunity not to be brought to the attention of the corporation.
We are not prohibited from pursuing an initial business combination with a company that is affiliated with our initial stockholders, officers or directors. In the event we seek to complete our initial business combination with such a company, we, or a committee of independent directors, would obtain an opinion from an independent investment banking firm which is a member of FINRA, or from an independent accounting firm, that such an initial business combination is fair to our company from a financial point of view.
In the event that we submit our initial business combination to our public stockholders for a vote, our sponsor, executive officers, and directors have agreed to vote their founder shares and any public shares purchased in or after our initial public offering in favor of our initial business combination.
The following table summarizes the relevant pre-existing fiduciary or contractual obligations of our officers and directors:
Individual	Entity	Position at affiliated entity
Jack Stover	Onconova Therapeutics, Inc. Stero Therapeutics, LLC	Director Director

Fred Knechtel	N/A	N/A

Peter O’Rourke	TCI Partners	Managing Partner
	AXIM Biotechnologies	Director

Ed Johnson	iONEBIOSUSA	CEO
	Johnson Global Ventures LLC	CEO
	Advantage Capital Partners	Advisor

Lauren Chung	MINLEIGH, LLC	CEO
	Todos Medical Ltd.	Director
Limitation on Liability and Indemnification of Officers and Directors
Our amended and restated certificate of incorporation provides that our officers and directors will be indemnified by us to the fullest extent authorized by Delaware law, as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, except to the extent such exemption from liability or limitation thereof is not permitted by the DGCL.
We entered into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. Our bylaws also permit us to maintain insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We have obtained a policy of directors’ and officers’ liability insurance that insures our officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our officers and directors.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against officers and directors, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against officers and directors pursuant to these indemnification provisions.
We believe that these provisions, the directors’ and officers’ liability insurance and the indemnity agreements are necessary to attract and retain talented and experienced officers and directors.

NORTHVIEW MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS
References in this section to “we”, “our”, “us”, the “Company”, or “NorthView” generally refer to NorthView Acquisition Corporation
Overview
We are a blank check company incorporated on April 19, 2021 as a Delaware corporation and formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (a “Business Combination”). We consummated our initial public offering on December 22, 2021 and are currently in the process of locating suitable targets for our business combination. We intend to use the cash proceeds from our Public Offering and the Private Placement described below as well as additional issuances, if any, of our capital stock, debt or a combination of cash, stock and debt to complete the Business Combination.
We expect to incur significant costs in the pursuit of our initial Business Combination. We cannot assure you that our plans to raise capital or to complete our initial Business Combination will be successful.
Results of Operations
Year ended December 31, 2023, compared to the year ended December 31, 2022
As of December 31, 2023, we had not commenced any operations. All activity for the period from April 19, 2021 (inception) through December 31, 2023 relates to our formation and the Initial Public Offering, and, subsequent to the IPO, identifying a target company for a Business Combination. We have neither engaged in any operations nor generated any operating revenues to date. We will not generate any operating revenues until after the completion of our initial Business Combination, at the earliest. We will generate non-operating income in the form of interest income and unrealized gains from the cash and marketable securities held in the Trust Account. We expect to incur expenses as a result of being a public company (for legal, financial reporting, accounting and auditing compliance), as well as for due diligence expenses.
For the year ended December 31, 2023, we had net income of $1,161,910, which consisted of interest income on securities held in the Trust Account of $2,248,538 and a gain of $701,148 for the change in fair value of our warrant liabilities and change in fair value of convertible note of $177,697, offset by operating costs of $1,508,683, and income tax provision of $456,790.
For the year ended December 31, 2022, we had net income of $7,167,738, which consisted of a gain of $6,358,235 for the change in fair value of our warrant liabilities and interest income of $2,579,268, offset by formation and operating costs of $1,270,554 and provision for income taxes of $499,211. We are required to revalue our liability-classified warrants at the end of each reporting period and reflect in the statement of operations a gain or loss from the change in fair value of the warrant liabilities in the period in which the change occurred.
Liquidity and Going Concern
As of December 31, 2023, we had $4,519 in cash and a working capital deficit of $3,345,130.
For the year ended December 31, 2023, cash used in operating activities was $2,064,860. Net income of $1,161,910 was impacted primarily by trust interest income of $2,248,538, change in fair value of convertible note of $177,697, change in fair value of our warrant liabilities of $701,148. Changes in operating assets and liabilities reflected a use of cash of $99,387 from operating activities during such period.
For the year ended December 31, 2023, cash provided by investing activities included $438,360 of extension payments made to the trust, $1,192,438 of reimbursement from the trust of franchise and income tax payments and cash withdrawn from the trust of $184,845,836 in relation to a partial stock redemption.
For the year ended December 31, 2023, cash used in financing activities included $1,121,815 of proceeds from a convertible promissory note and $184,845,836 of a partial stock redemption.

For the year ended December 31, 2022, cash used in operating activities was $581,189. Net income of $7,167,738 was impacted primarily by trust interest income of $2,579,268 and change in fair value of our warrant liabilities of $6,358,235. Changes in operating assets and liabilities reflected a source of cash of $1,188,576 from operating activities during such period.
For the year ended December 31, 2022, cash provided by investing activities included $8,447 of reimbursement from the trust of franchise tax payments and $25,000 in reimbursement from a related party.
For the year ended December 31, 2022, there was no cash used in financing activities.
Prior to the completion of the initial public offering, our liquidity needs had been satisfied through a capital contribution from the sponsor of $25,000 for the founder shares to cover certain of the offering costs and the loan under an unsecured promissory note from the sponsor of $204,841, which was fully paid upon the initial public offering. Subsequent to the consummation of the initial public offering and private placement, our liquidity needs have been satisfied through the proceeds from the consummation of the private placement not held in the trust account, and the drawdowns on the convertible promissory note.
In order to finance transaction costs in connection with an intended Business Combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).
On April 27, 2023, the Company signed a Convertible Working Capital Promissory Note (“the Note”) with the Sponsor for $1,200,000. The Note is non-interest bearing and is due the earlier of the consummation of a business combination or the date of liquidation. The Sponsor may elect to convert all or any portion of the unpaid principal balance of this Note into warrants, at a price of $1.00 per warrant. The Company had principal outstanding of $1,121,815 and is presenting the Note at fair value on its balance sheet at December 31, 2023 in the amount of $944,118.
On January 10, 2024, the Company’s Board of Directors approved, and the Company amended, its Convertible Working Capital Promissory Note (the “Note”) with the sponsor to increase the principal amount of the Note that could be drawn on to $1.5 million. The amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $2.22 per share at the election of the sponsor.
The Company has until March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024) to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by March 22, 2024 (as extended monthly, ultimately until as late as September 22, 2024). If a Business Combination is not consummated by the required date, there will be an option to either extend the time available for us to consummate our initial business combination or execute a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern,” management has determined that mandatory liquidation, and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after March 22, 2024.
Off-Balance Sheet Financing Arrangements
We did not have any off-balance sheet arrangements as of December 31, 2023 and 2022.
Contractual Obligations
As of December 31, 2023 and 2022, we did not have any long-term debt, capital or operating lease obligations.
We entered into an administrative services agreement with our sponsor pursuant to which we pay for office space and secretarial and administrative services provided to members of our management team, in an amount of $5,000 per month. As of June 30, 2023, the Company and the sponsor terminated this agreement. For the year ended December 31, 2023, $30,000 had been incurred and billed relating to the administrative service fee. As of December 31, 2023, $50,000 relating to the administrative service fee was not paid yet and recorded as due to related party.

NorthView previously engaged I-Bankers as an advisor to assist in holding meetings to discuss the potential business combination and the target business’ attributes, introduce NorthView to potential investors that are interested providing funding in connection with a Business Combination, assist NorthView in obtaining stockholder approval for such business combination and assist NorthView with its press releases and public filings in connection with such business combination (the “Business Combination Marketing Agreement”). In connection with such engagement, NorthView agreed to pay IBS a cash fee (the “Business Combination Fee”) for such services upon the consummation of a business combination in an amount equal to 3.68% of the gross proceeds of its initial public offering (exclusive of any applicable finders’ fees which might become payable). In connection with the Business Combination, NorthView and I-Bankers amended the Business Combination Marketing Agreement to revise a portion of the Business Combination Fee to be partially payable in NorthView securities and partially payable in cash upon the closing of the Merger with Profusa, with such securities to be subject to lock-up provisions.
The aggregate fee amount of $6,986,250 would render the effective Business Combination Marketing Fee for the shares of non-redeeming public shareholders to be 65.5% under the No Redemption Scenario, and 139.7% under the Maximum Redemption Scenario (assuming the Closing can occur), on a percentage basis.
Critical Accounting Policies and Estimates
Management’s discussion and analysis of our results of operations and liquidity and capital resources are based on our financial information. We describe our significant accounting policies in Note 2 – Significant Accounting Policies, of the Notes to Consolidated Financial Statements included in this report. Our consolidated financial statements have been prepared in accordance with U.S. GAAP. Certain of our accounting policies require that management apply significant judgments in defining the appropriate assumptions integral to financial estimates. On an ongoing basis, management reviews the accounting policies, assumptions, estimates and judgments to ensure that our consolidated financial statements are presented fairly and in accordance with U.S. GAAP. Judgments are based on historical experience, terms of existing contracts, industry trends and information available from outside sources, as appropriate. Some of the more significant estimates are in connection with determining the fair value of the warrant liabilities and convertible promissory note. However, by their nature, judgments are subject to an inherent degree of uncertainty, and, therefore, actual results could differ from our estimates
Convertible Promissory Note
The fair value of the Company’s convertible promissory note is valued using a compound option formula on the convertible feature and a present value of the host contract. The valuation technique requires inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumption about the assumptions a market participant would use in pricing the working capital loan.
Warrant Liabilities
We account for the warrants issued in connection with the IPO in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, we classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to fair value, with the change in fair value recognized in our consolidated statements of operations.
In determining the fair value of the Private Placement Warrants and the Representative’s Warrants assumptions related to expected share-price volatility, expected life and risk-free interest rate are utilized. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants.
Net Income Per Common Stock
We have two categories of shares, which are referred to as common stock subject to possible redemption and common stock. Earnings and losses are shared pro rata between the two categories of shares. The 17,404,250 potential shares of common stock for outstanding warrants to purchase our shares were excluded from diluted earnings per share for the year ended December 31, 2023 and 2022 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per share of common stock is the same as basic net income per share of common stock for the periods presented.

Common Stock Subject to Possible Redemption
Our common stock sold as part of the Units in the IPO (“public common stock”) contain a redemption feature which allows for the redemption of such public shares in connection with our liquidation, or if there is a stockholder vote or tender offer in connection with the initial Business Combination. In accordance with ASC 480-10-S99, we classify public common stock subject to redemption outside of permanent equity as the redemption provisions are not solely within our control. The public common stock was issued with other freestanding instruments (i.e., Public Warrants) and as such, the initial carrying value of public common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20.
Recent Accounting Standards
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. We adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on our financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.
Our management does not believe that any other recently issued, but not yet effective, accounting standards if currently adopted would have a material effect on the accompanying consolidated financial statements.
JOBS Act
The JOBS Act contains provisions that, among other things, relax certain reporting requirements for qualifying public companies. We qualify as an “emerging growth company” under the JOBS Act and are allowed to comply with new or revised accounting pronouncements based on the effective date for private (not publicly traded) companies. We are electing to delay the adoption of new or revised accounting standards, and as a result, we may not comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. As a result, our consolidated financial statements may not be comparable to companies that comply with new or revised accounting pronouncements as of public company effective dates.
Additionally, we are in the process of evaluating the benefits of relying on the other reduced reporting requirements provided by the JOBS Act. Subject to certain conditions set forth in the JOBS Act, if, as an “emerging growth company,” we choose to rely on such exemptions we may not be required to, among other things, (i) provide an independent registered public accounting firm’s attestation report on our system of internal controls over financial reporting pursuant to Section 404, (ii) provide all of the compensation disclosure that may be required of non-emerging growth public companies under the Dodd-Frank Wall Street Reform and Consumer Protection Act, (iii) comply with any requirement that may be adopted by the PCAOB regarding mandatory audit firm rotation or a supplement to the independent registered public accounting firm’s report providing additional information about the audit and the consolidated financial statements (auditor discussion and analysis), and (iv) disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the CEO’s compensation to median employee compensation. These exemptions will apply for a period of five years following the completion of our initial public offering or until we are no longer an “emerging growth company,” whichever is earlier.

Related Party Transactions
In April 2021, our sponsor purchased 5,175,000 founder shares for an aggregate purchase price of $25,000. In October 2021, our sponsor forfeited 862,500 founder shares. On December 20, 2021, we effected a 1.1-for-1 stock dividend of our common stock, resulting in an aggregate of 4,743,750 founder shares (up to 618,750 of which are subject to forfeiture).
Our sponsor purchased an aggregate of 5,162,500 private placement warrants, each exercisable to purchase one share of common stock at $11.50 per share, at a price of $1.00 per warrant ($5,162,500 in the aggregate), in a private placement that closed simultaneously with the closing of our initial public offering. The private placement warrants (including the shares of common stock issuable upon exercise of the private placement warrants) may not, subject to certain limited exceptions, be transferred, assigned or sold until 30 days after the completion of our initial business combination.
If any of our officers or directors becomes aware of a business combination opportunity that falls within the line of business of any entity to which he or she has then-current fiduciary or contractual obligations, he or she may be required to present such business combination opportunity to such entity prior to presenting such business combination opportunity to us. Our executive officers and directors currently have certain relevant fiduciary duties or contractual obligations that may take priority over their duties to us.
We entered into an Administrative Services Agreement pursuant to which we pay NorthView Sponsor I, LLC, an affiliate of one of our officers, a total of $5,000 per month for office space, utilities, secretarial support and other administrative and consulting services. Upon completion of our initial business combination or our liquidation, we will cease paying these monthly fees. Accordingly, in the event the consummation of our initial business combination takes the maximum 21 months, NorthView Sponsor I, LLC will be paid a total of $105,000 ($5,000 per month) for office space, utilities, secretarial support and other administrative and consulting services and will be entitled to be reimbursed for any out-of-pocket expenses. As of June 30, 2023, the Company and the sponsor terminated this agreement.
Our sponsor, executive officers and directors, or any of their respective affiliates, will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our sponsor, officers, directors or our or their affiliates and will determine which expenses and the amount of expenses that will be reimbursed. There is no cap or ceiling on the reimbursement of out-of-pocket expenses incurred by such persons in connection with activities on our behalf.
Prior to the closing of our initial public offering, our sponsor loaned us $204,841 to be used for a portion of the expenses of our initial public offering. These loans were non-interest bearing, unsecured and were repaid on the closing of our initial public offering.
In addition, in order to finance transaction costs in connection with an intended initial business combination, our initial stockholders or an affiliate of our initial stockholders or certain of our officers and directors may, but are not obligated to, loan us funds as may be required. If we complete an initial business combination, we would repay such loaned amounts. In the event that the initial business combination does not close, we may use a portion of the working capital held outside the trust account to repay such loaned amounts but no proceeds from our trust account would be used for such repayment. Up to $1,500,000 of such loans may be, at the option of the lender, convertible into warrants at a price of $1.00 per warrant of the post business combination entity. The warrants would be identical to the private placement warrants, including as to exercise price, exercisability and exercise period. The terms of such loans, if any, have not been determined and no written agreements exist with respect to such loans. We do not expect to seek loans from parties other than our initial stockholders or an affiliate of our initial stockholders or certain officers and directors as we do not believe third parties will be willing to loan such funds and provide a waiver against any and all rights to seek access to funds in our trust account.
We may pay consulting, finder or success fees to our initial stockholders, officers, directors or their affiliates for assisting us in consummating our initial business combination. Other than these consulting, finder or success fees, no compensation of any kind will be paid by us to our initial stockholders, executive officers and directors, or any of their respective affiliates, for services rendered prior to or in connection with the completion of an initial business combination. However, these individuals will be reimbursed for any out-of-pocket expenses incurred in connection with activities on our behalf such as identifying potential target businesses and performing due diligence on suitable business combinations. Our audit committee will review on a quarterly basis all payments that were made to our initial stockholders, officers, directors or our or their affiliates.
After our initial business combination, members of our management team who remain with us may be paid consulting, management or other fees from the combined company with any and all amounts being fully disclosed to our stockholders, to the extent then known, in the tender offer or proxy solicitation materials, as applicable, furnished to our stockholders. It is unlikely the amount of such compensation will be known at the time of distribution of such tender offer materials or at the time of a stockholder meeting held to consider our initial business combination, as applicable, as it will be up to the directors of the post-combination business to determine executive officer and director compensation.
We entered into a registration rights agreement with respect to the founder shares and private placement warrants (and underlying securities).
Policy for Approval of Related Party Transactions
The audit committee of our board of directors has adopted a policy setting forth the policies and procedures for its review and approval or ratification of “related party transactions.” Pursuant to the policy, the audit committee will consider (i) the relevant facts and circumstances of each related party transaction, including if the transaction is on terms comparable to those that could be obtained in arm’s-length dealings with an unrelated third party, (ii) the extent of the related party’s interest in the transaction, (iii) whether the transaction contravenes our code of ethics or other policies, (iv) whether the audit committee believes the relationship underlying the transaction to be in the best interests of the company and its stockholders and (v) the effect that the transaction may have on a director’s status as an independent member of the board and on his or her eligibility to serve on the board’s committees. Management will present to the audit committee each proposed related party transaction, including all relevant facts and circumstances relating thereto. Under the policy, we may consummate related party transactions only if our audit committee approves or ratifies the transaction in accordance with the guidelines set forth in the policy. The policy will not permit any director or executive officer to participate in the discussion of, or decision concerning, a related person transaction in which he or she is the related party.

PROFUSA’S BUSINESS
Overview
Profusa is a digital health technology company based in Emeryville, CA, that has invested over the last twelve years more than $100 million from sophisticated venture investors as well as the most sophisticated research institutions in the U.S. (including approximately $30 million from Defense Advance Research Projects Agency, or DARPA, and the National Institutes of Health, of NIH) to develop a unique biosensor platform that is easily injected subcutaneously to provide, for the first time, real-time, individual biochemistry, that is cost effective while functioning for more than six times longer than known best in class solutions on the market today. Profusa’s Lumee™ technology does not consist of a single product, but is rather a platform that can potentially launch products for multiple applications.
Profusa’s overall strategy has been to robustly invest and therefore develop and protect its technology as a private company, first in Europe where the barriers to regulatory approval traditionally are not as great as they are in the U.S. Accordingly, Profusa has validated its technology and gained approval of its first product, Lumee Oxygen, with CE approval in the EU. In 2024 Profusa plans to launch this product, if approved by FDA, for sophisticated wound care management through a partner with distribution, sales and in-servicing experience. The accessible markets for Profusa’s technology are not limited to U.S. and EU. Sophisticated investors from Asia, such as 3E Bioventures, Tasly Pharma, and VMS Capital, who already see the far-reaching benefit of Profusa’s platform have not only been interested for several years, but have invested in Profusa’s development to date with the continuing interest of being partners in the near future. To date, these investors have collectively invested over $50 million in preferred stock and convertible notes of Profusa. Profusa is in continuing discussions with investors to establish a joint venture to provide Profusa with access to Asia Pacific markets. See “Certain Relationships and Related Person Transactions—Profusa—APAC Joint Venture Term Sheet”
Following validation of Profusa’s technology and application via Lumee Oxygen in the EU, Profusa’s next step in the development process is to seek approval of both Lumee Oxygen as well as Lumee Glucose from the U.S. Food and Drug Administration. Profusa believes that the generation of additional clinical data, which it plans to collect in connection with obtaining regulatory approval, combined with Profusa’s sophisticated patent protection, will expand partnership interest from prospective medical partners in the U.S. and worldwide. Profusa’s plan is to gain approval of Lumee Oxygen in the US by late 2024 followed by approval of Lumee Glucose in late 2024 or early 2025. While Lumee Oxygen is authorized for commercialization in the EU, Lumee Glucose is not yet authorized for commercial sale in any jurisdiction and Profusa does not yet have regulatory approval for the sale of any of its products in the U.S. Profusa’s plans for commercialization of its products are dependent upon obtaining regulatory approval in relevant jurisdictions on a timely basis, which cannot be assured. See “—Government Regulation—FDA Premarket Clearance and Approval Requirements.”
Profusa’s sensor platform has the potential to generate an individualized real time biochemistry data stream, with a substantially better user-friendly form factor, accessibility for a broad user base, lower burden of healthcare costs, and significantly increased total addressable user base compared to current market solutions. Profusa believes that the combination of the potential advantages of this platform will enable it to generate both short-term revenue in the high-value clinical applications of wound care and diabetes management as noted above, but to also leverage core technology and develop and add to Profusa’s product portfolio to potentially tackle the management of other chronic conditions, while in the future creating the foundation for the technology enabled health care where the large volume of biomarker data aligned with up-to-the- minute actions and choices of the individual. Therefore, Profusa’s data stream could become a key enabler for high-growth healthcare sectors such as telemedicine and health and wellness coaching, and sophisticated evaluation of biomarkers for both molecular diagnostics and potentially therapeutic purposes.
Importantly today, Profusa believes that Lumee’s biosensor and artificial intelligence platform compares very attractively with some of the largest products in this market sector. Profusa believes its validated core technology can easily bridge the gap that exists in the current technology landscape for monitoring real time biochemistry. The current approaches either have tailored clinical application at high costs and burdensome user experiences, such as CGMs today; or broad potential user base in consumer-friendly costs and user experience, but limited clinical utility, such as health and wellness wearables. Other products are strictly software and analytics-driven solutions such as telemedicine and coaching apps which have limited clinical utility due to the lack of real time data. Profusa’s technology today has the potential to provide the solution of bringing sophisticated, real-time to a broad population of needy patients globally.at a more reasonable cost.

Profusa’s core platform technology is the foundation for its growth strategy, which includes:
•
Near term product revenue in Europe from the CE approved Lumee Oxygen which measures dissolved tissue oxygen for up to six months following sensor injection. Initial product uses include application for the management of wound care for critical limb ischemia patients in surgical settings, followed by use in ambulatory settings, subject to future regulatory approval. Profusa estimates that the current total addressable market size for critical limb ischemia across the United States and European Union is approximately five million patients. Profusa anticipates beginning commercialization of Lumee Oxygen in Europe in early 2024 and continuing its U.S. study for submission for U.S. FDA marketing authorization late 2024. Lumee Oxygen may not be commercialized in the U.S. until FDA marketing authorization has been obtained.

•
Future product revenues from Profusa’s second product, Lumee Glucose, a continuous glucose monitoring platform, that will provide real time glucose levels for patients suffering from diabetes, subject to regulatory approval. Profusa has generated proof-of-concept clinical data from 54 diabetes subjects over four clinical sites (two in Europe and two in Asia) in human trials. Using Profusa’s current data analytics algorithm, the glucose platform has demonstrated potential for mean absolute relative difference (MARD) of approximately 11% with up to nine months of functionality post injection. To date, there have been zero incidences of device-related severe adverse events (SAE). Profusa anticipates the start of its next validation study in the first half of 2024 and regulatory submission in late-2024. Profusa believes that its technological approach may create advantages to current glucose monitoring solutions on the market to substantially increase the number of users who can benefit from this data stream from the current type 1 diabetes population to the much larger type 2 and pre-diabetes populations, as well as any individuals outside of these aforementioned populations interested in having access to long-lasting continuous glucose data. Across all of these four segments, Profusa anticipates a total addressable market of just over 500 million patients across the United States and European Union by end of 2025.

•
Potential future product revenues from other analytes such as lactate, CO2, ethanol, pH and other important metrics in the management of other chronic conditions, which may be targeted by Profusa’s research and development.

•
Potential future revenues from the data streams of the above applications, which could become a key enabler to achieve the technology-enabled future for healthcare being brought to bear by nascent healthcare growth sectors such as telemedicine and health and wellness coaching platforms. The total value of this space is expected to reach almost $400 billion by end of 2028. While these platforms are beginning to gain users and engagement demonstrating some degree of clinical utility, Profusa believes that the growth of these platforms suffer from the lack of real time clinical data. In the field of telemedicine, physician and patient interactions still require visits to labs for blood test to inform physician diagnosis and feedback. In the case of coaching platforms, the lack of inexpensive real time data relegates the business model to rely on expensive technologies and nurses/coaches to provide the clinical feedback to users. Profusa believes that, at scale, the data Profusa’s platform generates from its initial products will be a key enabler for the productivity and business models for both of these sectors to expand and reach more of their full potential. Profusa’s plan is to partner and provide such data streams as a further growth driver for Profusa.

Profusa’s Addressable Market
There have been many attempts to develop technologies that provide real time biochemistry and biomarker data for individuals. The most compelling use case has been for measurement of glucose in the management of diabetes. The first traditional approach to glucose measurement is to take measurements at discrete points in time via a self-monitoring of blood glucose (SMBG) method, which requires the collection of a drop of blood via a lancet and applying that drop of blood in a test strip which is then read by a reader. A second approach is to have a patient monitor their glucose levels by using a continuous glucose monitoring (CGM) device which provides a continuous stream or real time glucose measurement. The CGM approach has the benefit of being able to provide a data stream which elucidate not just the glucose level at any given time, but the trending of the glucose levels throughout the day. This ability to visualize trending of a patient’s glycemic levels is important to predict significant excursions of an individual’s blood sugar levels and prevent serious adverse events caused by hypoglycemic or hyperglycemic to the patient and enable the patient to inject insulin or take medication to manage the disease. The following graphic illustrates the comparative advantage of CGM over SMBC.

Comparison of finger-pricking self-monitoring of blood glucose (SMBC) and continuous glucose monitoring (CGM).
While there have been attempts to use energy waves to non-invasively measure glucose in a patient’s body, those efforts have proven to be unsuccessful due to their lack of ability to deliver accurate and reliable measurements Other experimental approaches utilize molecular spectroscopy, but have to date not received U.S. regulatory approval and, despite some attaining European Regulatory Approval, have not gained significant commercial traction there. Profusa believes this demonstrates that the non-invasive nature of a technology, even in the unlikely case it was of comparable accuracy to existing devices, has little bearing on marketability if other criteria are not met, such as competitive pricing, low production costs, user-friendliness and as well as pre-existing relationships with larger CGM players who can contribute to a plan to bring the product to market, all of which are areas where Profusa believes it has a winning advantage.
There are also other non-invasive approaches to measure biomarkers and analytes available, such as those measuring steps, blood oxygen levels, heart rate, and body temperature. These solutions provide some data for general wellness management; however, their clinical utility has been limited since there is not a large defined set of clinical evaluation that links these parameters to specific clinical diagnosis or outcomes. Accordingly, Profusa believes that for a technology platform to measure clinically reliable data that can inform high-value clinical decisions, a sensing element inside the body to take direct measurements of the analyte of interest is of critical importance.
Current CGM sensors typically have a small needle coated with a sensing chemistry which is placed through the skin so the needle can take measurements in the interstitial space of a patient. These needles, however small, elicits a “foreign body response” within the patient as the body’s natural defense mechanism against objects that are recognized as foreign. The foreign body response begins to encapsulate the sensing needle of these CGMs in scar tissue and renders the data from these sensors unreliable within a matter of days. This is the major reason the longevity of these CGMs is limited to approximately 7-14 days. A longer-term 6-month solution where a sensor is surgically implanted into a patient’s body is available as well, however the sensor requires a surgical implantation with sutures to close the surgical wound. This approach has a limitation of a much more invasive deployment procedure and associated higher cost.

All data is from the manufacturer website. The products provided in this chart are:
•	Dexcom G6
•	Abbott Freestyle Libre 2
•	Medtronic Guardian Connect
•	Senseonics Eversense E3
Profusa’s CGM Product (Lumee Glucose) is not approved in the United States. The > 270 days usage time is based on the data acquired through Profusa’s glucose program clinical study.
Profusa’s Technology
It is Profusa’s belief, based on an understanding of the biological response to current available sensors, that a viable solution that could provide data for clinical utility and wide-scale adoptions, needs to have the following three key characteristics: direct measurement of the body’s chemistry to enable accuracy, ease of deployment of the platform and long-term functionality to encourage adoption by a large population, and low cost to breakdown the economic barrier for adoption by those who can benefit from this data stream.
Profusa’s sensor platform has the potential to deliver on these requirements and are composed of the following components:
•	Hydrogel Sensor

Profusa’s passive sensor is composed of a class of materials called hydrogels, which are similar to the material from which modern contact lenses are made. The sensor is designed to overcome the effect of the foreign body response and thus has been demonstrated to be able to collect biochemical data for up to 6-months in the case of Lumee Oxygen, and up to 9-months based on the data acquired through Profusa’s glucose program clinical study. This hydrogel scaffolding is soft and pliable and serves as the base material on which specific fluorescent molecules are bound. These fluorescent molecules bind specifically to the analyte of interest and their fluorescent characteristics change depending on whether the analyte is bound or unbound. The hydrogel sensors are devoid of any electronics or power source, and are simply composed of the hydrogel scaffolding and the fluorescence sensing chemistry. Depending on the sensor type, Profusa may also imbed a reference chemistry for reference purposes during data processing. The hydrogel sensor measures approximately 400 microns in diameter by 3 millimeters in length and is injected subcutaneously via a hypodermic needle injection at a depth of 2-6 millimeters from the surface. Upon injection, the sensor is designed to be integrated as a part of the tissue and is not noticeable. As this sensor is passive in nature, while the binding and unbinding of the analyte of interest is constantly occurring, data from the sensor is not actively broadcasted outside of the body until a reader (described below) is placed on the skin over the sensor.

By “decoupling the sensor and the reading elements,” we believe that our approach has a few major advantages:
1.	The cost of the system is quite low as the sensors are low cost to manufacture and the more expensive reader component can be reused through multiple sensor injections;
2.	The act of data acquisition is controlled by the user and action is secure;
3.	The sensor deployment is a common hypodermic needle procedure that can be performed by healthcare professionals across a variety of common settings; and
4.	The sensor functionality lifetime is limited by the stability of the fluorescence molecule and not by the foreign body response, which translates into months of functionality.
•	Reusable Reader

An optical reader has been developed to be worn on the skin above the sensor and is designed to interrogate and gather sensor signal for data processing. This optical reader has a small wearable form factor dimensions of the oxygen reader and is worn on the skin via a double-sided medical grade adhesive. The readers are rechargeable via conductive charging and currently have a functional lifetime of 24 hours on a single charge in the case of Lumee Oxygen. When a datapoint is desired, the firmware of the reader instructs the device to pulse a light source shining an excitation light of a specific wavelength to illuminate the sensor under the skin. The return fluorescent light from the sensor is then detected by the reader via a series of photo detectors and the data is captured for algorithm processing. By continuously pulsing the light and capturing the return signal from the hydrogel sensor, the reader is designed to be able to collect a stream of data allowing for the continuous monitoring of the biochemistry inside the body. This device is also designed to have the capability to measure multiple wavelengths of light allowing for the capture of changes in tissue optical properties and reference chemistry signals, providing input to the data algorithm to potentially correct for variability of subject tissue types and individuals change in tissue properties over time. Additionally, the reader is designed to be able to include thermistors, or temperature-sensitive resistors, and motion detectors, enabling the collection of additional parameters the algorithm may use to increase the accuracy of the analyte measurement. The externally worn device is designed to be a durable component of the system and can be reused for multiple sensor injections.

•	Data Algorithm
Software algorithms operating in firmware and mobile applications compute clinically relevant values based on optical signals and temperature measurements provided by the reader hardware. Lumee Oxygen uses an oxygen sensor whose optical intensity, after excitation from an LED, decreases at a rate that is a function of tissue oxygen. The hardware is designed to provide rapid optical intensity measurements. The firmware fits the decrease in intensity to a model whose coefficients represent the oxygen intensity. The firmware produces a Lumee Oxygen Index (LOI) value every few seconds and the tablet application visualizes the data and determines the percent change over time. The glucose hydrogel is an intensity-based system with two dyes: a reference dye whose intensity is independent of glucose and other chemical properties of its environment, and a glucose dye whose intensity after excitation changes predictably with glucose concentration. The ratio of the glucose and reference intensity provides an approximation of the glucose signal. The glucose system is designed to use several wavelengths of light from defined LED sources and optical detectors. Every measurement sample includes 84 unique optical measurements that form a data set that is used to determine the glucose dye intensity, tissue optical properties, and position of the sensor. The hardware and firmware in the glucose system capture and store these raw measurements. The data processing on the glucose system is performed primarily on a mobile device. The mobile application computes glucose intensity changes and calibrates the values to establish a measurement of blood glucose.
The glucose algorithm in the mobile application is designed to perform a series of corrections to account for changes in the optical signals that do not originate in the glucose dye. These include correcting for variability in the LED brightness at different temperatures; correcting for changes in the reader’s position relative to the sensor, by triangulating the position of the sensor using 4 opposing LEDs that excite the reference dye; and correcting for changes in the tissue's light absorption using 72 source-detector pairs. The reader position and tissue absorptions are computed by fitting the measurements to a principle-based optical model. Finally, the glucose signal intensity is corrected for temperature changes to account for the glucose dye’s sensitivity to temperature. The corrected optical glucose signal is calibrated into a measurement of blood glucose. Profusa’s calibration model includes support for different user calibration schemes. Profusa has also developed a collection of machine-learning models which use these same optical signals as inputs to improve corrections. These machine learning models include using the tissue optical property measurements as inputs to generate background fluorescence, a deep learning model which uses all the optical signals to generate a blood glucose estimate, and machine learning models to detect signal errors. Additionally, in conjunction of work with DARPA, Profusa developed machine learning models that operate over time-series data to detect specific events.
Both the glucose and oxygen systems have firmware and Bluetooth low energy (BLE) hardware designed to communicate between the reader and the mobile device. The mobile device is initially paired with the reader using a passkey and later utilizes 128-bit encryption for data transmission. The reader identifies if the connection between the reader and the mobile device is disconnected. It retains the data and transmits the data once the connection is re-established. The mobile device also notifies the user if a disconnection occurs.

•	App and Data Visualization
Lumee Oxygen includes a tablet device that is designed to provide real-time traces of tissue oxygen levels from multiple readers simultaneously, and allow the operator to annotate events and normalize values at a point in time to identify the relative improvement of a patient’s tissue oxygen. The system also supports PDF and CSV data export. Profusa has also developed Lumee O2 Go, currently for research use only, that operates on a mobile phone and uploads data to the cloud. This mobile application is being developed to provide real-time visualization of changes in oxygen, data annotation, and incorporation of 3rd party data via Apple’s HealthKit.
The initial glucose professional product, once approved, is intended to allow physicians and care providers to visualize a patient’s glucose over a series of days. This first product mobile interface is designed to encourage compliance, log activities, and facilitate correct operation without providing the patients access to the system’s measured blood glucose values. The second real time use product, once approved, is planned to allow for users to have real time access to the system’s measured blood glucose values to enable care decisions. An essential feature of the glucose system is a visualization that allows the patient to correctly locate the reader over the sensor. This mobile user interface will show a real-time depiction of the reader as it is moved over the sensor in the body to maximize signal quality and optimal position.
Profusa uses Amazon Web Services (AWS) infrastructure to host and secure data. For authentication and authorization, Profusa’s web application utilizes Amazon Cognito. To provide network security, data is transmitted over the public network using TLS. All data communication from Profusa’s application is transmitted through Amazon’s Application Load Balancer which provides both data encryption and allows Profusa’s system to reside entirely on a private network. Amazon’s systems provide the capabilities to ensure that data is encrypted during transmission and at rest. Profusa’s mobile applications upload data regularly but do not rely on a network connection to operate. Nonetheless, to deliver a robust service, Profusa’s cloud infrastructure is hosted on redundant, fault-tolerant application servers, to improve availability.
The core technology platform described above is the foundation for Profusa’s future products for the measurement of real time biochemistry, including Lumee Oxygen, Lumee Glucose. By tailoring the fluorescence chemistry with the optical properties of the multi-channel reader, Profusa believes that its ability to develop products to measure other analytes and expand our product portfolio is enhanced while maintaining the key value propositions of the platform. It is conceivable in the future that Profusa may be able to develop a sensor and reader pair to measure multiple analytes within one product, creating streams of data for a biochemical panel for broader applications.
Short-Term Opportunity with Lumee Oxygen and Lumee Glucose
Realtime monitoring of validated and clinically relevant data from individuals have profound upside. By monitoring real-time metabolic parameters such as tissue oxygen and glucose, Profusa’s technology, if approved, could benefit chronic conditions affecting more than 500 million people across the world. Over the past two decades, the health care community has begun the trend of developing technology solutions to create infrastructure and real time data in an effort to bring the potential of clinical decisions away from the costly hospital and clinics to the individuals in the comfort of their homes and daily lives. From chronic conditions that can benefit from real time monitoring, such as diabetes management, dialysis treatment, infection monitoring, surgical recovery, to the infrastructure of telemedicine and remote access to healthcare professional for diagnosis and health data interpretation, the technology enabled future of health care has gained greater footing to becoming more mainstream. The total market size of telemedicine platforms have doubled from $41 billion to over $80 billion from 2019 to 2021, and the market for remote coaching platforms has also grown from hundreds of millions to just under $14 billion over the past decade. Additionally, CMS has implemented reimbursement codes for remote patient monitoring (RPM) for chronic conditions and data interpretation. This can lead to reimbursement of more than $200 monthly per patient as of 2022. Furthermore, these codes can be used in addition to existing Chronic Care Management (CCM) codes. These trends provide significant momentum for Profusa’s technology platform to potentially be the indispensable data stream to support this vision of the technology-enabled health care future, potentially replicating the impact that technology platforms such as Google have had in advertising to the high-value arena of healthcare. With respect to oxygen and glucose monitoring specifically, the size of the continuous glucose monitoring market is estimated to be approximately

$2.8 billion in the U.S. and over $800 million in Europe by the end of 2024. The oxygen monitoring market is over $2 billion in the U.S. and over $700 million in Europe.
Profusa’s plan to capture this opportunity is anchored by its product launch plan, beginning with the near-term launch of Lumee Oxygen, once approved, as it serves the critical limb ischemia wound care population. Creating a solution that aligns to a critical clinical need and demonstrating the benefit of a real time biochemical data stream from operating room to the home in ambulatory care would create credibility and capability build for Profusa on this journey. The second phase would be to launch Profusa’s glucose product, once approved, for the well-defined diabetes market and leveraging its value proposition to expand the number of patients who can benefit from CGM to beyond the current type 1 diabetes population. Profusa believes that its solution could benefit those in the type 2 and pre-diabetes populations to both potentially broaden the product reach beyond the currently available solutions, but also generate a broad set of clinical data across a large heterogeneous population to inform the clinical science behind diabetes care throughout the disease spectrum. Lastly, by adding additional analytes and partnering with the telemedicine and health and wellness coaching sectors, Profusa hopes to truly bring the power of the broad real time biochemistry data stream and create enduring value.
Lumee Oxygen for Critical Limb Ischemia management and management of peripheral arterial disease (PAD)
Peripheral arterial disease (PAD) is a vascular condition caused by the blockage of arteries below the knee of a patient. These blockages decrease the blood supply to the extremities, in this case the foot, and is characterized by pain in walking, neuropathy, resting pain, and ultimately tissue death requiring amputation. The progression of PAD is described clinically by the Rutherford Scale , a medical classification describing seven categories of peripheral artery disease, including both the patient's clinical symptoms as well as objective findings, with class 1 being the mildest form of the disease characterized by the patient experience foot pain from walking, to the most severe of class 6 characterized by major tissue death/loss in the foot. The classes of patients with Rutherford classes 4-6 are described as having Critical Limb Ischemia (CLI). According to articles in Endovascular Today and various market research firms, the number of cases across the United States and European Union of CLI has grown from approximately two to six million over the past 10 years and growing at a compound annual growth rate (CAGR) of 8.3% from 2022 to 2027 due to increased diagnosis rates. This patient population usually present with multiple comorbidities, including diabetes in approximately 45% of cases CLI costs healthcare systems more than $200 billion in the United States alone annually.
The current therapeutic regimen for treating CLI is to debride the usually heavily infected wounds of the foot, to remove dead tissue to prevent further infections, and to perform vascular therapy surgically or endovascularly through ballooning and stenting the blockages of the arteries to restore blood flow to the foot. While surgical or endovascular procedures in restoring blood flow to the extremities are usually achieved in the operating room, the causality of technical success in the OR leading to healing of the wounds caused by the tissue loss of the disease is less certain. In approximately 50% of endovascularly treated cases, the wounds of these patients are not healed within six months post-surgery. This is caused by the fact that the surgical procedure performed on the large arteries in the leg does not necessarily restore oxygenation to the tissues to the wound. The need for healthy microvasculature that enables oxygen exchange between blood and tissue are compromised in this patient population. Lumee Oxygen is designed to provide the physician the data to understand whether their surgical procedure not only could restore blood flow to the lower extremities, but more importantly, whether the tissue in the effective area is receiving sufficient oxygen as a result.
Lumee Glucose for Diabetes Management
Diabetes is a chronic metabolic disorder suffered by more than 400 million individuals globally, according to the World Health Organization, and approximately 1 billion individuals when including pre-diabetic patients. The cause of this condition is due to the patient’s inability to product or use insulin, which cause the body to ineffectively manage the level of blood glucose. The resulting inability to maintain adequate control of blood glucose level cause a variety of serious downstream health conditions and complications including vascular disorders, chronic wounds and tissue loss, amputations, heart disease, kidney malfunction, blindness, coma, and even death. Unfortunately, diabetes is a condition that continues to see global rise in patient populations due to lifestyle choices, improvements in global living standards which lead to dietary changes, and the increase in the aging population.
Diabetes can be characterized into three populations: type 1 diabetes, type 2 diabetes, and pre-diabetes. Type 1 diabetes is a genetic disorder that typically develops while the patient is in childhood and is primarily caused by the patient’s inability to produce insulin, or inability to respond to the presence of insulin (insulin resistance). Patients suffering from type 1 diabetes must maintain their glucose level in healthy range through the frequent and dose-specific administration of insulin. Type 1 diabetes is a genetic disorder that is characterized by the patient’s inability to either produce the hormone insulin, or becomes resistant to the effect of insulin in the management of their blood glucose levels. Individuals suffering from type 2 diabetes similarly have impairments that lead to the body’s inability to manage glucose well. This is primarily caused by either the body’s insufficient production of insulin, or cells’ poor response to insulin. Type 2 diabetes is primarily a chronic condition that is lifestyle driven, and usually present symptoms later in a patient’s life. Those who suffer from type 2 diabetes usually require the management of their disease through careful monitoring of their diet and nutritional intake, level of exercise, and maintaining a regimen of oral medications or the injection of insulin to regulate their blood glucose levels within the healthy range. Pre-diabetes refers to those individuals whose blood glucose levels are higher than normal, but not high enough yet to trigger the clinical definition of type 2 diabetes. Those identified as having pre-diabetes have a much higher likelihood of developing type 2 diabetes without intervention. For individuals who have been diagnosed as pre-diabetic, the management of their condition is typically through nutritional counseling, management of their dietary habits, and exercise in an attempt to slow down the progression of their diabetes to the clinical threshold.
As the monitoring of the blood glucose level in a patient is a critical component to effectively manage the disease or progress of the disease, many individuals with diabetes utilize technologies to actively measure their blood glucose levels throughout the day. One traditional method of monitoring blood glucose levels is through self-monitoring of blood glucose (SMBG). SMBG technology approach requires the collection of a small drop of blood through lancing the fingertips and applying that drop of blood sample to a test strip which is read by a glucose meter. This traditional approach, more commonly referred to as “fingersticks”, are usually done multiple times throughout the day and night and generate a point-in-time measurement of the blood glucose level of the patient. This method is painful, at times difficult to self-administer to get an accurate reading and does not provide the important information of blood glucose trends that is important for effective disease management. Alternatively, continuous glucose monitoring (CGM) technologies are generally less painful to deploy, create a stream of continuous glucose level data to the patient and care providers throughout the day and night, and have the ability to present blood glucose trending data that is important to disease management. Current CGM solutions available to patients are often inconvenient and require frequent changes. Deployment of the technology in certain cases requires surgical implantation that is often a barrier to adoption from the points of view of both the user and physicians. Additionally, the cost of the current CGM solutions are typically at a level where insurance reimbursement will only be available to the most brittle of type 1 and 2 patients (the latter of which, to be covered by insurance, often require daily insulin intake). The high costs and cumbersome usability exclude the adoption of such solutions to the larger type-2 population, particularly those not regularly using insulin, and pre-diabetes patients who can benefit clinically from the real time glucose data.
Profusa’s Product Path and Clinical Programs
Lumee Oxygen
Lumee Oxygen is designed to be an adjunct instrument intended for continuous and long-term monitoring of the oxygen in the subcutaneous tissue in the upper extremity, shoulder, or lower extremity. In jurisdictions where it has received regulatory approval, the Platform is indicated for use in patients with potential acute and/or chronic changes in tissue oxygen levels who may benefit from monitoring. Its use in those jurisdictions in conjunction with the physician’s diagnosis and judgement has the potential to create a potential new paradigm for wound care.
Lumee Oxygen is designed, developed and manufactured by Profusa. The first generation Lumee Oxygen Platform received its CE Mark on September 27, 2016. The device had undergone significant design updates since to include wireless components. This updated platform is referred to as the Wireless Lumee Oxygen Platform to reflect this change. The Wireless Lumee Oxygen Platform received CE Mark on Jan 14, 2020. Profusa’s commercialization efforts of this product were critically hampered by the closure of hospitals and operating suites to non-essential personnel due to the COVID pandemic. Profusa plans to take advantage of the relaxation of COVID protocols to execute on its commercial plans in Europe beginning in early 2024.
There have been ongoing communications with FDA along the device development path in consideration of submission for FDA marketing authorization. Early during the development in 2014 it had been established with FDA, that the Profusa Oxygen sensing device would be a good candidate for an Investigational Device Exemptions (IDE) application with “significant risk designation” acknowledging permanent injection of the hydrogel sensor in subcutaneous tissue. Frequent FDA communication followed during the time period 2015-2017 which resulted in approval of an IDE application for performing studies in the U.S. as described below. Communications with FDA in 2019 did focus on design questions for a pivotal study with the Wireless Lumee Oxygen Platform which would serve the needs of a subsequent De Novo submission. An IDE application was approved in April 2019 and a supplement to accommodate Covid pandemic conditions was subsequently approved. Nevertheless, the practical execution of the study had been significantly and negatively impacted by the pandemic due to the lack of access of non-essential personnel in health care settings. Today the pilot phase of the study has been completed confirming the pivotal study phase design, and the study will continue into the pivotal phase.
Lumee Oxygen Clinical Study Overview
The Profusa Wireless Lumee Oxygen Platform and its predecessor, the Lumee Oxygen Platform, are designed to measure changes of oxygen level in the tissue, continuously and long-term. It is designed to report oxygen levels intra-operatively during an operation at a medical facility, and/or used as a monitoring method pre- or post-operatively at a clinic. Up to four anatomical sites can be measured and reported concurrently. It is intended for use in patients with potential acute and/or chronic changes in tissue oxygen levels who may benefit from monitoring.
The features of both the Profusa Wireless Lumee Oxygen Platform and the Lumee Oxygen Platform are expected to provide added value to clinicians when compared with current alternative technologies. Both Lumee systems provide a new method for measuring tissue oxygen concentration in the interstitial fluid without perturbing the tissue after the initial injection. In addition, the Wireless Lumee Platform uses a small portable reader and tablet to display tissue oxygen. This increased usability lends itself to use within many settings, such as ambulatory care settings.
The Lumee Oxygen Platform and the Wireless Lumee Oxygen Platform do not estimate oxygen saturation in the vasculature, nor is it an averaged measurement across a large volume of tissue, rather it provides a direct measure of oxygen availability in the interstitial fluid (referred to as tissue oxygen concentration). The Lumee Oxygen sensor can be placed at a target depth of 3-6mm beneath the skin, enabling clinicians to monitor tissues of interest, and it is not limited to measurement of superficial tissue layers. Furthermore, it can provide insight into the changes occurring in tissue oxygen levels in both acute and chronic use cases. The Lumee Oxygen system has been tested in measuring changes in oxygen in specific tissues due to systemic oxygen challenges (hypoxia model), peripheral flow disturbances (occlusion/reperfusion protocols and monitoring of vascular interventions), and wound healing state (ulcerated feet in peripheral artery disease). Because of its small footprint and a portable design, the Wireless Lumee Oxygen Platform especially provides a method for continuous and long-term monitoring of tissue oxygen levels.
Lumee Oxygen Clinical Study History
The Wireless Lumee Oxygen Platform had been registered in various European countries upon CE Mark following a determination that it was equivalent to its predecessor platform, Lumee Oxygen Platform. The sensors involved are the same. The following is a description of Profusa’s clinical study history for this product from proof-of-concept through approval in Europe. To date, these clinical studies have involved 140 sensor insertions, in 35 of subjects, with no device related serious adverse events (SAE). Study results served investigational device development purposes in support of the CE approval of the first generation device in 2016.
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Proof-of-Concept study - A Feasibility Study to Characterize the Performance of the PROFUSA Oxygen Sensor System. The first-in-human “Si Se Puede” Study used micro-oxygen sensors that were injected into the feet of patients with limb-threatening ischemia to measure oxygen changes during endovascular therapy. A total of 48 sensors were studied in 10 CLI patients and 4 healthy volunteers. The injected sensors could be readily located during measurement attempts. There were no adverse events of safety concern related to the investigational product.

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Feasibility of Continuous Tissue Oxygen Monitoring in Healthy Adults. This study was an interventional feasibility study that was designed to characterize the performance of the Lumee Oxygen Platform in healthy adult volunteers. The analysis summarized here includes data on multiple study end points, including usability, safety, and effectiveness. Tissue oxygen levels were measured in 7 subjects (total of 14 sensors) during provocation tests that were used to induce changes in peripheral tissue oxygen. During provocations, local tissue oxygen was measured continuously using both Lumee Oxygen sensors and a commercially available transcutaneous oximetry (non-invasive measuring of oxygen levels through the skin) device. Results showed that Lumee Oxygen measurements were reliably obtained and provided signals sufficiently above a signal to noise threshold. There were no adverse events of safety concern related to the investigational product.
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OMNIA (Oxygen Monitoring Near Ischemic Areas) European Registry Study. This study was a Post-Market Follow-up study which explored use cases and characterizing the diagnostic value of the Lumee Oxygen Platform in Critical Limb Ischemia patients. As a registry, the study intended to provide real-world experience and to prepare implementation of the Lumee Oxygen Platform in the European market. Enrollment of the study has concluded with a total of 35 subjects. There was no indication of adverse reactions specific to the hydrogels. Data analysis confirmed Lumee Oxygen is responsive to interventions during revascularization therapies.

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Physiology Baseline Data of Tissue Oxygen Levels in Healthy Volunteers. This study was a development study was conducted in the U.S. toward the development of a next generation device and was aimed at collecting physiological integration and baseline data of tissue oxygen levels in various anatomical locations and usability data in healthy adult volunteers in daily life using a prototype version of Profusa’s Wireless Lumee Oxygen Platform. The study has been completed, it generated observations to inform wireless technology development, attachment and formfactor design, as well as software considerations for a next generation device. No design changes to Lumee Oxygen will occur prior to regulatory approval of the current existing device. Once FDA marketing authorization has been obtained, any design changes for a next generation of Lumee Oxygen will be planned, implemented, and verified and additional performance data or proof of equivalency will be submitted to FDA in an amendment to the original submission.

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Ongoing Pivotal Study in the U.S. for submission purposes to FDA - Effectiveness of Measuring Local Tissue Oxygen in Response to Induced Hemodynamic Changes with The Profusa Wireless Lumee Oxygen Platform in Patients with PAD. This is an ongoing IDE study in the United States with the objective to assess the effectiveness of monitoring changes in local tissue oxygen with Profusa’s Wireless Lumee Oxygen Platform in comparison to transcutaneous oxygen measurements in patients with peripheral artery disease (PAD). This study characterizes the response to hemodynamic changes, or changes in cardiovascular function such as arterial pressure or cardiac output, induced by vascular occlusion tests and positional maneuvers. The study has been approved for conduct at four study sites with enrollment of up to 65 subjects.

Device Safety
As of November 2022, no serious adverse events (SAEs) or other related to Lumee Oxygen have been reported.
Continuous Glucose Monitoring product
Lumee Glucose is an investigative product development system as Profusa have yet to receive the regulatory approval necessary for commercialization in any jurisdiction. It is under development to monitor optical signals that represent glucose levels in the interstitial fluid of subcutaneous tissue continuously and long-term. This glucose sensing system is composed of 1) a Glucose Sensing Hydrogel, 2) a Hydrogel delivery/injection pen, and 3) a Hydrogel Reader and software. The software is designed to be used with a User Interface on a Tablet or Smartphone.
Lumee Glucose is designed and developed by Profusa. The Profusa Glucose First-In-Human (FIH) Platform had been approved for investigational use by the Competent Authority in Germany (BfArM) on May 4, 2018. Follow-up development studies with significantly improved Glucose Platform components, including the sensing hydrogel and reader, received approval for investigational use in several jurisdictions: by the Competent Authority in Austria (AGES) on May 8, 2020 and January 11, 2021; by the Competent Authority in Germany (BfArM) on November 26, 2020; by the Competent Authority in Vietnam (Ministry of Health) on September 10, 2020. Study conduct took place in all jurisdictions with a total enrollment of 54 subjects. The active glucose monitoring phase for up to 12 months had been completed by the end of 2021. The European studies are still open for extended safety monitoring per protocol for up to 3 years observation. The study in Vietnam does allow amendments for additional device iterations, which will be implemented as soon as practical for the next phase of Profusa’s clinical study program.

Profusa continues to have ongoing communication with the Competent Authorities in Europe for the current studies periodically reporting on extended safety observations for long-term sensor placement. Submission of new study protocols is expected early 2024, employing the first commercial generation platform demonstrating safety and effectiveness (accuracy and intended use performance) aiming at regulatory clearance purposes, i.e. CE Mark.
In parallel the technology is going be presented to FDA to obtain Investigational Device Exemptions for study conduct in the U.S. Potential clinical study sites have been targeted and respective IDE submission documentation is in preparation. A PMA (Pre-Market Approval) pathway is expected for marketing authorization in the U.S. It will likely require a pivotal study performed in the United States with an estimated enrollment of 120–160 subjects and an active glucose measurement period of at least 3 months.
The first commercial implementation of Lumee Glucose will be, subject to regulatory approval, a professional-use device for retrospective data download and data evaluation by health care professionals. This approach is typical in the CGM market and will be a controlled and limited use case in preparation for the release of a fully featured real-time use CGM device generation in the near future, subject to obtaining required regulatory approval.
Lumee Glucose Clinical Study History
Lumee Glucose is a CGM product candidate that was first entered into clinical study through our first-in-human (FIH) in 2021. To date, we have tested 108 sensors in 54 subjects in our clinical program for the glucose product. These studies have been conducted in global sites in Germany, Austria, and Vietnam. No serious adverse events have been reported with safety data for 12 months post injection.
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Proof of Concept Feasibility Assessment: The study was conducted in Germany in 2018/19. The objective of the study was to evaluate the Lumee Glucose FIH Platform in human subjects, establishing long-term Lumee Glucose measurements in the subcutaneous interstitial space as representation of glycemia. The Lumee hydrogel signal was to be compared to established glucose reference measurements of capillary blood under controlled conditions for potential signal artefacts like movement, temperature, and ambient light. Initial signal processing algorithms would be established including retrospective accuracy evaluation considering a defined relationship between the Lumee signal and blood glucose reference measurements. 10 subjects had been enrolled with insulin-dependent diabetes, male and female, of 18 years and older. The study served as Proof-of Concept for the technology and for safe use in human. Both the hydrogel sensor and the reader design have been significantly modified since in order to improve sensing sensitivity/ responsiveness of the system for the subsequent study.

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Tissue Integration and Monitoring with the Lumee Glucose Hydrogel in the Subcutaneous Interstitium: The study was conducted in Austria in 2020/21 employing two versions of the reader system and an upgraded sensor version. Twelve subjects with insulin-dependent diabetes, 18 years and older have been enrolled. The objective of the study was to evaluate tissue integration, location reliability and glucose response characteristics over a period of three and six months after sensor placement. Correlation of Lumee signals with IV sampled blood reference values was to be established during glucose excursions at meals at repeated in clinic visits. Reader localization effectiveness was checked additionally by using an infrared sensitive camera and by high frequency ultrasound. The active monitoring phase has been completed. Long-term safety observations are ongoing.

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Glucose Monitoring with the Lumee Glucose Hydrogel in the Subcutaneous Tissue: The multi-site study was initiated in Austria, Germany, and Vietnam in August/October 2021. Total of 54 subjects across all sites with insulin-dependent diabetes, 18 years and older have been enrolled. The objective of the study was to evaluate glucose response characteristic of the Lumee Glucose hydrogel in tissue over a period >3 months with active monitoring sessions and 3 years of placement safety observations. Analysis endpoints did include: Correlation of Lumee signals with IV sampled blood reference values, Signal processing/ algorithm effectiveness, correction approaches for motion, temperature, ambient light, signal stability over time. Selected in-clinic 24-hour monitoring sessions were performed.

Demographics For Lumee Glucose Studies
A total of 54 subjects have been enrolled with 108 Lumee Glucose sensors injected and 398 study visits completed. These visits have yielded 745 glucose traces and more than 18,000 paired reference points.
Site		1	2		3	4
Location		Germany	Austria		Vietnam	Vietnam
Subjects		12	12	16	7	7
Data Sets		121	60	124	63	68
Diabetes	Type 1	12	9	15	0	1
	Type 2	0	3	1	7	6
Gender	Male	10	8	9	2	6
	Female	2	4	7	5	1
Age (years)	Mean	60	55	43	57	55
	Min	44	29	20	45	40
	Max	69	82	72	66	62
BMI (kg/m2)	Mean	27.2	26.5	26	25.3	26.3
	Min	22.7	21.6	19.7	18.2	19.3
	Max	40.2	40.1	40.3	31.1	34.9
Therapy (%)	Insulin	100	100	94	0	29
	Oral	0	0	0	71	29
	Both	0	0	6	29	42
HbA1C(%)	Mean	6.9	7.5	—	9.6	8.6
	Min	6	6.3	—	6.7	7.7
	Max	7.9	9.3	—	14.8	9.4
Results
The feasibility study at the four clinical sites provided data on sensor locatability, system performance (the ability to accurately estimate glucose), in addition to monitoring for adverse events. All the sensors were locatable. The feasibility study was not designed and powered to provide a robust estimate of the commercial performance of the system, however, data collected in the study enabled the refinement of the algorithm. Using the data, Profusa was able to show evidence of the system's ability to track glucose. Data indicate that the sensors were responsive to glucose during the study period and provided a significant body of data for algorithm development and evaluation. Performance analysis of the data yielded an aggregate mean absolute relative difference (MARD) of 11.7% for sessions from 7–90 days post-injection. The consensus error grid and cumulative MARD distribution are presented below, representing 163 sessions from 37 patients that passed the data quality filters, resulting in 2406 paired blood glucose reference points. Data quality filters that were developed and automated during the algorithm development exclude problematic traces including poorly placed readers over the sensor, unexpected fluorescence contamination of the skin surface over the sensor, and poor adhesion of the reader over the sensor yielding low signal to noise.

The figure above shows a standard Consensus Error grid, which is a tool used to evaluate the accuracy of blood glucose meters. It visualizes the paired data points that passed the quality filters. This includes 163 sessions of data collection approximately 6 hours in duration from 37 patients over the course of 90-days. Measured signals are calibrated using 3-point blood glucose calibration in each session. Each dot on the figure shows the relationship between the Profusa reported blood glucose value (Y-axis) compared with the corresponding reference measured blood glucose value (X-axis). The colors of the dots distinguish patients. The grid is divided into zones signifying the degree of risk posed by the incorrect measurement: zone A represents no effect on clinical action; zone B represents altered clinical action—little or no effect on clinical outcome; zone C represents altered clinical action—likely to affect clinical outcome; zone D represents altered clinical action—could have significant medical risk; and zone E represents altered clinical action—could have dangerous consequences.

The pair of figures above shows an alternative visualization of the data presented above. For each data collection session, the system accuracy (MARD) is computed. The per-session MARD distribution shows performance across the 163 sessions. “Held-out test set” refers to the machine learning technique. Following the FDA’s recommendations for utilizing machine learning, the algorithm used to process the data was not used in its training.

Glucose predictions modeled from held-out clinical sessions
Performance beyond 90 days was also evaluated in two separate groups—days 91–150 and days 151–275.

Days 91-150
Days 151-275
MARD = 13.19, R² = 0.78
MARD = 10.81, R² = 0.68
E
D
C
0.9%
B
18.0%
A
81.2%
B
C
D
E
D
C
0.6%
B
18.4%
A
81.0%
B
C
D
Estimated BG (mg/dL)
Measured BG (mg/dL)
Median MARD = 12.35, Mean MARD = 14.55
13 subjects, 30 total traces
Median MARD = 7.59, Mean MARD = 11.38
8 subjects, 11 total traces
median
mean
Probability
MARD

The figures above were processed using the same filters and methods as in prior figures. Subjects had the opportunity to stay in the study after 90 days from the initial injection. The population of 13 subjects in the 91-150 days period and 8 subjects in the 151-275 day period is a subset of those in the initial 90-day data.
Device Safety
As of May 1, 2023, no serious adverse events (SAEs) related to Lumee Glucose have been reported. As of May 1, 2023, seven adverse events (AEs) related and four AEs possibly related to Lumee Glucose have been reported. All of the related and possibly related AEs were mild, such as slight pain or small induration, or thickening and hardening of the skin. All but one of the AEs resolved within three days, and the last AE resolved within 12 days.
Commercial Strategy
Profusa’s commercial strategy centers around leveraging its core expertise in product development and scientific excellence, while augmenting its capabilities through local partnerships in commercial execution. For Lumee Oxygen and Lumee Glucose, Profusa aims to continue investing in its key opinion leader relationships and create clinical relevancy through building upon its current body of publications and conference presentations. To date, Profusa has been featured in more than 25 publications in peer-reviewed journals and public presentations of its science and product applications. None of these publications were commissioned by Profusa or written at the direction of Profusa’s management, but certain service providers of Profusa have served as co-authors for some of these publications. Additionally, Profusa’s goal is to build upon our distribution strategy to create a network of commercial partners covering key geographic regions, while building focused technical sales leadership team to manage key local relationships and maintain performance excellence of its local distribution partners. Lastly, Profusa plans to strategically engage in commercial B2B relationships to capture a portion of the large coaching, telemedicine, and health and wellness segments.

Lumee Oxygen
Profusa received CE approval for Lumee Oxygen on January 28, 2020. Due to pandemic-related restrictions at hospitals and clinics for non-essential personnel visits, Profusa was unable to carry out its commercialization plans in Europe. Profusa anticipates initiating its commercialization effort beginning in early 2024. By taking advantage of the identified distributor partners in key countries in Europe, Profusa’s marketing infrastructure and collateral, the KOL network and associated publications and conference presentations, Profusa expects to be able to accelerate its product launch in Europe. Profusa is also in the midst of its clinical program for U.S. approval. Profusa anticipates being able to launch Lumee Oxygen in the U.S. late 2024, subject to regulatory approval.
Glucose Product
Profusa’s strategy to commercialize its glucose CGM product will mirror that of Lumee Oxygen. While there are a few large companies with significant CGM offering, the large patient population and the high cost to health care system have attracted many other attempts to provide alternative solutions by other potential healthcare companies. Unfortunately, those attempts have historically been unsuccessful technically, and unproductively economically for these companies. Profusa believes that upon achieving the clinical and regulatory milestones over the next 18 months, it could become an attractive candidate to partner with one of these large players and leverage their commercial footprint to enter this patient population.
Data Partnerships
Profusa believes that the data stream its platform can generate could become a critical component of solutions being offered today in sectors such as telemedicine, pre-diabetes management, lifestyle coaching platforms/apps, and health and wellness apps. Profusa bases this hypothesis on the belief that clinically relevant data, in real time, is central to these AI-driven platforms’ ability to deliver automated meaningful insights to the users. In telemedicine, a physician/patient interaction would be more efficient if real time biochemistry parameters are available during the tech-enabled visit. As these platforms and apps are also much more consumer-oriented, the user-experience and cost of the real-time sensor technology need to be aligned to the user expectation and consumer cost levels. Profusa believes its technology could ultimately be that enabling data stream to these other high-growth healthcare sectors.
Profusa’s strategy to enter and create value in these more consumer sectors centers around a B2B approach. The relationships and expertise of reaching a large scale consumer-based population belong with the telemedicine and apps providers. Additionally, the cost of customer acquisition and marketing infrastructure to acquire users are high and complex. Profusa’s aim is to partner with these providers on a B2B level, and make available our technology and data stream to enable our partner’s success. This approach would align the core competencies of the respective organizations, while creating value for both partners. The partner would have a data stream that drives their adoption and business model, while Profusa would benefit from accessing a large user population without the associated marketing and user acquisition costs.
Key Opinion Leaders (KOLs)
Profusa has worked with a small number of key opinion leaders (KOLs) in both oxygen and glucose applications, receiving their advice and expertise on product development, physician use cases, clinical needs, and clinical study support. In certain instances, KOLs are the principal investigators in Profusa’s clinical studies and have summarized its product and clinical data in podium talks at major conferences and through publications. With the exception of two KOLs who provided services to Profusa and received stock options for 10,000 shares and 30,000 shares, respectively, of Profusa’s common stock, KOLs are not compensated or provided equity awards; however, KOLs do receive customary expense reimbursement.
Intellectual Property
Profusa protects its intellectual property through patents, trade secrets, and copyright/trademarks. Additionally, Profusa requires all officers, employees, and third parties to enter into standard agreements containing provisions requiring confidentiality of proprietary information and assignment to Profusa of all inventions made during the course of their employment or consulting relationship. Profusa also enter into nondisclosure agreements with its commercial counterparties and limits access to, and distribution of, its proprietary information. Except in the case of certain software, Profusa currently require no 3rd party licenses.

Patents and applications cover several different technology classes, including in vivo sensors, sensor signaling chemistry compositions and scaffolding compositions, methods of and apparatus for sensor interrogation by fluorescent readers, data reduction algorithms for signal processing, and combined biochemical data and sensor data methods. As of July 23, 2023, Profusa owns 20 issued U.S. patents; 80 rest-of-world patents, including patents in Australia, Belgium, Canada, China, Europe, France, Germany, Hong Kong, India, Italy, Ireland, Japan, the Netherlands, South Korea, and the United Kingdom; 14 pending U.S. patents; and 63 pending rest-of-world patents, including pending patents in Australia, Canada, China, Europe, Germany, Hong Kong, India, Israel, Japan and South Korea. Profusa’s issued patents expire between March 2030 and January 2040.
The table below summarizes Profusa’s portfolio of issued patents, all of which are utility patents and all of which are owned by Profusa:
Technology Addressed	Jurisdiction	Expiration Date
Readers	Australia	3/6/2034
Readers	Australia	6/6/2034
Readers	Australia	6/27/2036
Readers	Australia	3/6/2034
Readers	Canada	6/6/2034
Readers	China	3/6/2034
Readers	China	6/6/2034
Readers	China	3/6/2034
Readers	China	6/6/2034
Readers	European Patent Office	3/6/2034
Readers	European Patent Office	6/6/2034
Readers	France	3/6/2034
Readers	France	6/6/2034
Readers	Germany	3/6/2034
Readers	Germany	6/6/2034
Readers	Ireland	3/6/2034
Readers	Ireland	6/6/2034
Readers	Japan	3/6/2034
Readers	Japan	3/6/2034
Readers	Japan	6/27/2036
Readers	United Kingdom	3/6/2034
Readers	United Kingdom	6/6/2034
Readers	US	3/6/2034
Readers	US	10/15/2035
Readers	US	9/20/2035
Readers	US	10/20/2034
Sensors and Chemistry	Australia	5/28/2030
Sensors and Chemistry	Australia	10/6/2031
Sensors and Chemistry	Australia	3/13/2034
Sensors and Chemistry	Australia	10/6/2031
Sensors and Chemistry	Australia	10/6/2031
Sensors and Chemistry	Australia	3/13/2034
Sensors and Chemistry	Australia	10/6/2031
Sensors and Chemistry	Belgium	5/28/2030
Sensors and Chemistry	Belgium	3/13/2034
Sensors and Chemistry	Belgium	3/13/2034
Sensors and Chemistry	Belgium	3/13/2034
Sensors and Chemistry	Canada	5/28/2030
Sensors and Chemistry	Canada	10/6/2031
Sensors and Chemistry	Canada	10/6/2031

Technology Addressed	Jurisdiction	Expiration Date
Sensors and Chemistry	China	10/6/2031
Sensors and Chemistry	China	5/28/2030
Sensors and Chemistry	China	10/6/2031
Sensors and Chemistry	China	3/13/2034
Sensors and Chemistry	China	10/6/2031
Sensors and Chemistry	China	12/21/2037
Sensors and Chemistry	European Patent Office	5/28/2030
Sensors and Chemistry	European Patent Office	3/13/2034
Sensors and Chemistry	European Patent Office	3/13/2034
Sensors and Chemistry	European Patent Office	3/13/2034
Sensors and Chemistry	France	5/28/2030
Sensors and Chemistry	France	3/13/2034
Sensors and Chemistry	France	3/13/2034
Sensors and Chemistry	France	3/13/2034
Sensors and Chemistry	Germany	5/28/2030
Sensors and Chemistry	Germany	3/13/2034
Sensors and Chemistry	Germany	3/13/2034
Sensors and Chemistry	Germany	3/13/2034
Sensors and Chemistry	Hong Kong	5/28/2030
Sensors and Chemistry	India	5/28/2030
Sensors and Chemistry	India	10/6/2031
Sensors and Chemistry	Ireland	5/28/2030
Sensors and Chemistry	Ireland	3/13/2034
Sensors and Chemistry	Ireland	3/13/2034
Sensors and Chemistry	Ireland	3/13/2034
Sensors and Chemistry	Italy	5/28/2030
Sensors and Chemistry	Italy	3/13/2034
Sensors and Chemistry	Italy	3/13/2034
Sensors and Chemistry	Italy	3/13/2034
Sensors and Chemistry	Japan	10/6/2031
Sensors and Chemistry	Japan	5/28/2030
Sensors and Chemistry	Japan	3/13/2034
Sensors and Chemistry	Japan	3/13/2034
Sensors and Chemistry	Japan	3/13/2034
Sensors and Chemistry	Japan	12/27/2037
Sensors and Chemistry	Netherlands	5/28/2030
Sensors and Chemistry	Netherlands	3/13/2034
Sensors and Chemistry	Netherlands	3/13/2034
Sensors and Chemistry	Netherlands	3/13/2034
Sensors and Chemistry	Republic of Korea	10/6/2031
Sensors and Chemistry	United Kingdom	5/28/2030
Sensors and Chemistry	United Kingdom	3/13/2034
Sensors and Chemistry	United Kingdom	3/13/2034
Sensors and Chemistry	United Kingdom	3/13/2034
Sensors and Chemistry	US	3/13/2034
Sensors and Chemistry	US	2/7/2032
Sensors and Chemistry	US	3/13/2034
Sensors and Chemistry	US	3/13/2034
Sensors and Chemistry	US	5/11/2031
Sensors and Chemistry	US	10/6/2031

Technology Addressed	Jurisdiction	Expiration Date
Sensors and Chemistry	US	3/13/2034
Sensors and Chemistry	US	10/6/2031
Sensors and Chemistry	US	12/27/2037
Sensors and Chemistry	US	5/27/2030
Sensors and Chemistry	US	6/16/2037
Sensors and Chemistry	US	12/27/2037
Sensors and Chemistry	US	3/14/2039
Sensors and Chemistry	US	3/13/2034
Sensors and Chemistry	US	12/22/2037
Sensors and Chemistry	US	1/3/2040
The table below summarizes Profusa’s portfolio of pending patents, all of which are utility patents and all of which are owned by Profusa:
Technology Addressed	Jurisdiction	Date of Application
Readers	Australia	8/20/2020
Readers	Canada	3/6/2014
Readers	Canada	6/27/2016
Readers	Canada	8/20/2020
Readers	China	3/6/2014
Readers	China	6/27/2016
Readers	China	8/20/2020
Readers	European Patent Office	6/6/2014
Readers	European Patent Office	3/6/2014
Readers	European Patent Office	6/27/2016
Readers	European Patent Office	8/20/2020
Readers	Hong Kong	3/6/2014
Readers	India	6/27/2016
Readers	India	8/20/2020
Readers	Japan	6/6/2014
Readers	Japan	6/6/2014
Readers	Japan	3/6/2014
Readers	Japan	8/20/2020
Readers	Republic of Korea	6/27/2016
Readers	Republic of Korea	8/20/2020
Readers	United States of America	11/18/2022
Readers	United States of America	10/4/2021
Readers	United States of America	6/27/2016
Readers	United States of America	2/11/2022
Readers	United States of America	2/19/2021
Sensors and Chemistry	Australia	12/27/2017
Sensors and Chemistry	Australia	6/27/2019
Sensors and Chemistry	Australia	6/28/2019
Sensors and Chemistry	Canada	10/6/2011
Sensors and Chemistry	Canada	3/13/2014
Sensors and Chemistry	Canada	12/27/2017
Sensors and Chemistry	Canada	6/29/2018
Sensors and Chemistry	Canada	6/27/2019
Sensors and Chemistry	Canada	6/28/2019
Sensors and Chemistry	China	3/13/2014
Sensors and Chemistry	China	12/21/2017

Technology Addressed	Jurisdiction	Date of Application
Sensors and Chemistry	China	12/27/2017
Sensors and Chemistry	China	6/27/2019
Sensors and Chemistry	China	6/28/2019
Sensors and Chemistry	European Patent Office	10/6/2011
Sensors and Chemistry	European Patent Office	12/21/2017
Sensors and Chemistry	European Patent Office	12/27/2017
Sensors and Chemistry	European Patent Office	6/27/2019
Sensors and Chemistry	European Patent Office	6/28/2019
Sensors and Chemistry	Hong Kong	10/6/2011
Sensors and Chemistry	India	12/27/2017
Sensors and Chemistry	India	6/29/2018
Sensors and Chemistry	India	6/27/2019
Sensors and Chemistry	Israel	12/27/2017
Sensors and Chemistry	Japan	6/27/2019
Sensors and Chemistry	Republic of Korea	12/27/2017
Sensors and Chemistry	Republic of Korea	6/29/2018
Sensors and Chemistry	Republic of Korea	6/27/2019
Sensors and Chemistry	US	11/4/2019
Sensors and Chemistry	US	6/26/2023
Sensors and Chemistry	US	12/8/2020
Sensors and Chemistry	US	12/21/2017
Sensors and Chemistry	US	5/26/2020
Sensors and Chemistry	US	9/14/2020
Sensors and Chemistry	US	12/20/2022
Sensors and Chemistry	US	6/27/2019
Misc	Canada	12/28/2018
Misc	Canada	4/21/2021
Misc	China	12/28/2018
Misc	Hong Kong	12/28/2018
Misc	Japan	12/28/2018
Misc	Japan	4/21/2021
Misc	Patent Cooperation Treaty	4/21/2021
Misc	Republic of Korea	12/28/2018
Misc	United States of America	10/20/2022
Manufacturing and Quality Systems
Profusa manufactures class III medical device implantable sensors within an ISO compliant manufacturing facility and quality system. All internal manufacturing activities are conducted and managed per current Good Manufacturing Practices (cGMP), which are the recognized standards for the FDA and other global regulatory agencies. Profusa manufacturing processes comply with all aspects of cGMP and has procedures in place for the following activities: Supplier selection, evaluation and monitoring, Incoming receiving inspection requirements, Documented manufacturing procedures and work instructions, Operator training program, and compliant manufacturing spaces including a certified, class 7, controlled environment room (CER). Over 90% of the implantable sensor manufacturing process, including production, cleaning, sizing, testing and packaging is conducted within a clean room, which is inspected and certified on a quarterly basis.
Additionally, all devices are produced utilizing a validated production process with multiple inspection and testing points to ensure quality throughout the process. The overall process, including embedded test methods, is re-validated as necessary to ensure continued compliance with cGMP over time. All manufacturing steps, materials, equipment, personnel and tools utilized in the production process are documented in highly detailed Device History Records (DHR) to provide a written production history. The DHR also documents demonstrated compliance to Manufacturing Process Instructions (MPI) used and followed throughout the process.

Externally, Profusa only selects, utilizes, and monitors qualified vendors for services or products related to manufacturing processes, which include Contract Manufacturers, and Testing and Sterilization services. Prior to selection, Profusa Quality Assurance conducts on-site Quality System audits to ensure they are compliant with cGMP requirements and any other required regulatory requirements. Additionally, all external produced products or services conducted for Profusa manufactured products undergo testing at nationally accredited and certified testing facilities and must meet Incoming Inspection criteria which Profusa had previously established prior to acceptance and utilization.
Competition
The competitive landscape regarding both the Lumee Oxygen and Lumee Glucose sensing systems, if approved, is multi-faceted, with many companies with device offerings that provide biochemical data in real time, as further described below.
Lumee Oxygen is designed to be used complementarily with angiographic (radiographic visualization of blood vessels after injection of a radiopaque substance) and computer tomographic (imaging of parts of the body with any kind of penetrating waves) technologies, or alone. We anticipate the creation of a guidance algorithm to be used by a physician or other vascular specialist to incorporate both Lumee Oxygen values and angiographic or computer tomographic readings.
Examples of such technologies include digital subtraction angiography devices developed by Philips or Computed Tomography (CT) for peripheral use developed by Siemens Healthineers.
Lumee Oxygen will also compete with devices that use transcutaneous oximetry (TCPO2) to measure peripheral perfusion, such as those developed by Perimed AB, Radiometer Medical or SenTec AG, to name examples.
Furthermore, doppler or cuff devices measuring Ankle-Brachial Index (ABI), Toe-Brachial Index (TBI) or Segmental Pressure Values (SPP), as well as those enabling Pulse Volume Recording (PVR) are anticipated to be competitive with Lumee Oxygen. Other experimental approaches include Near-Infrared Spectroscopy (NIRS) for peripheral purposes.
In the personal use case, Lumee Glucose will compete with existing Continuous Glucose Monitoring technologies, including those manufactured by Dexcom, Abbott, Medtronic, Senseonics, Diamontech, Movano and Nemaura Medical. Each of these companies currently market Continuous Glucose Monitoring products that target both Type 1 and Type 2 diabetes patients, as well as pre-diabetics.
In the professional use case Lumee Glucose will compete with Dexcom, Abbott and Medtronic technologies. Profusa anticipates the launch of multiple noninvasive technologies in the next years which may affect the competitive landscape, which may take the form of wristbands or smartwatches.
Government Regulation
United States Food and Drug Administration
In the United States, our products are subject to regulation by the FDA as medical devices pursuant to the Federal Food Drug and Cosmetic Act (FDCA). The FDA regulates the development, design, non-clinical and clinical research, manufacturing, safety, efficacy, labeling, packaging, storage, installation, servicing, recordkeeping, premarket clearance or approval, adverse event reporting, advertising, promotion, marketing and distribution, and import and export of medical devices to ensure that medical devices distributed domestically are safe and effective for their intended uses and otherwise meet the requirements of the FDCA.
FDA Premarket Clearance and Approval Requirements
Unless an exemption applies, each medical device commercially distributed in the United States requires either FDA clearance of a 510(k) premarket notification, approval of a De Novo application, or approval of a premarket approval (PMA). Under the FDCA, medical devices are classified into one of three classes—Class I, Class II or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Class I includes devices with the lowest risk to the patient and are those for which safety and effectiveness can be assured by adherence to the FDA’s General Controls for medical devices, which include compliance with the applicable portions of the Quality System Regulation (QSR) facility registration and product listing, reporting of adverse medical events, and truthful and non-misleading labeling, advertising, and promotional materials. Class II devices are subject to the FDA’s General Controls, and special controls as deemed necessary by the FDA to ensure the safety and effectiveness of the device. These special controls can include performance standards, post-market surveillance, patient registries and FDA guidance documents.
While most Class I devices are exempt from the 510(k) premarket notification requirement, manufacturers of most Class II devices are required to submit to the FDA a premarket notification under Section 510(k) of the FDCA requesting permission to commercially distribute the device. The FDA’s permission to commercially distribute a device subject to a 510(k) premarket notification is generally known as 510(k) clearance. Devices deemed by the FDA to pose the greatest risks, such as life sustaining, life supporting or some implantable devices, or devices that have a new intended use, or use advanced technology that is not substantially equivalent to that of a legally marketed device, are placed in Class III, requiring approval of a PMA. Some pre-amendment devices are unclassified, but are subject to FDA’s premarket notification and clearance process in order to be commercially distributed. Based on discussion with FDA to date, we believe that Lumee Oxygen is a Class III device and that Lumee Glucose is a Class III device.
510(k) Clearance Marketing Pathway
To obtain 510(k) clearance, we must submit to the FDA a premarket notification submission demonstrating that the proposed device is “substantially equivalent” to a predicate device already on the market. A predicate device is a legally marketed device that is not subject to PMA, i.e., a device that was legally marketed prior to May 28, 1976 (pre-amendments device) and for which a PMA is not required, a device that has been reclassified from Class III to Class II or I, or a device that was found substantially equivalent through the 510(k) process. The FDA’s 510(k) clearance process usually takes from three to twelve months, but often takes longer. The FDA may require additional information, including clinical data, to make a determination regarding substantial equivalence. In addition, the FDA collects user fees for certain medical device submissions and annual fees for medical device establishments.
If the FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the FDA determines that the device is “not substantially equivalent” to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the “De Novo” process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. If a De Novo request is granted, the device may be legally marketed and a new classification is established. If the device is classified as Class II, the device may serve as a predicate for future 510(k) submissions. If the device is not approved through De Novo review, then it must go through the standard PMA process for Class III devices.
After a device receives 510(k) marketing clearance, any modification that could significantly affect its safety or effectiveness, or that would constitute a major change or modification in its intended use, will require a new 510(k) clearance or, depending on the modification, PMA approval. The FDA requires each manufacturer to determine whether the proposed change requires submission of a 510(k) or a PMA in the first instance, but the FDA can review any such decision and disagree with a manufacturer’s determination. If the FDA disagrees with a manufacturer’s determination, the FDA can require the manufacturer to cease marketing and/or request the recall of the modified device until 510(k) marketing clearance or PMA approval is obtained. Also, in these circumstances, the manufacturer may be subject to significant regulatory fines or penalties.
PMA Approval Pathway
Class III devices require approval of a PMA before they can be marketed, although some pre-amendment Class III devices for which the FDA has not yet required a PMA are cleared through the 510(k) process. The PMA process is more demanding than the 510(k) premarket notification process. In a PMA application, the manufacturer must demonstrate that the device is safe and effective, and the PMA application must be supported by extensive data, including data from preclinical studies and human clinical trials. The PMA application must also contain a full description of the device and its components, a full description of the methods, facilities, and controls used for manufacturing, and proposed labeling. Following receipt of a PMA application, the FDA determines whether the application is sufficiently complete to permit a substantive review. If the FDA accepts the application for review, it has 180 days under the FDCA to complete its review of a PMA application, although in practice, the FDA’s review often takes significantly longer, and can take up to several years. An advisory panel of experts from outside the FDA may be convened to review and evaluate the application and provide recommendations to the FDA as to the approvability of the device. The FDA may or may not accept the panel’s recommendation. In addition, the FDA will generally conduct a pre-approval inspection of the applicant or its third-party manufacturers’ or suppliers’ manufacturing facility or facilities to ensure compliance with the QSR. PMA devices are also subject to the payment of user fees.
The FDA will approve the new device for commercial distribution if it determines that the data and information in the PMA application constitute valid scientific evidence and that there is reasonable assurance that the device is safe and effective for its intended use(s). A PMA may include post-approval conditions intended to ensure the safety and effectiveness of the device, including, among other things, restrictions on labeling, promotion, sale and distribution, and collection of long-term follow-up data from patients in the clinical study that supported the PMA or requirements to conduct additional clinical studies post-approval. The FDA may condition PMA approval on some form of post-market surveillance when deemed necessary to protect the public health or to provide additional safety and efficacy data for the device in a larger population or for a longer period of use. In such cases, the manufacturer might be required to follow certain patient groups for a number of years and to make periodic reports to the FDA on the clinical status of those patients. Failure to comply with the conditions of approval can result in material adverse enforcement action, including withdrawal of the approval.
Certain changes to an approved device, such as changes in manufacturing facilities, methods, or quality control procedures, or changes in the design performance specifications, which affect the safety or effectiveness of the device, require submission of a PMA supplement. PMA supplements often require submission of the same type of information as a PMA, except that the supplement is limited to information needed to support any changes from the device covered by the original PMA and may not require as extensive clinical data or the convening of an advisory panel. Certain other changes to an approved device require the submission of a new PMA, such as when the design change causes a different intended use, mode of operation, and technical basis of operation, or when the design change is so significant that a new generation of the device will be developed, and the data that were submitted with the original PMA are not applicable for the change in demonstrating a reasonable assurance of safety and effectiveness. None of our products are currently marketed pursuant to a PMA.
De Novo Classification
Medical device types that the FDA has not previously classified as Class I, II or III are automatically classified into Class III regardless of the level of risk they pose. To market low to moderate risk medical devices that are automatically placed into Class III due to the absence of a predicate device, a manufacturer may request a De Novo down-classification. This procedure allows a manufacturer whose novel device is automatically classified into Class III to request classification of its medical device into Class I or Class II on the basis that the device presents low or moderate risk, rather than requiring the submission and approval of a PMA application. A medical device may be eligible for De Novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the FDA that the device was not substantially equivalent or a manufacturer may request De Novo classification directly without first submitting a 510(k) premarket notification to the FDA and receiving a not substantially equivalent determination. The FDA is required to classify the device within 120 calendar days following receipt of the De Novo application, although in practice, the FDA’s review may take significantly longer. During the pendency of the FDA’s review, the FDA may issue an additional information letter, which places the De Novo request on hold and stops the review clock pending receipt of the additional information requested. In the event the De Novo requestor does not provide the requested information within 180 calendar days, the FDA will consider the De Novo request to be withdrawn. If the manufacturer seeks reclassification into Class II, the manufacturer must include a draft proposal for special controls that are necessary to provide a reasonable assurance of the safety and effectiveness of the medical device. In addition, the FDA may reject the De Novo request for classification if it identifies a legally marketed predicate device that would be appropriate for a 510(k) or determines that the device is not low to moderate risk or that general controls would be inadequate to control the risks and special controls cannot be developed. In the event the FDA determines the data and information submitted demonstrate that general controls or general and special controls are adequate to provide reasonable assurance of safety and effectiveness, the FDA will grant the De Novo request for classification. When the FDA grants a De Novo request for classification, the device is granted marketing authorization and further can serve as a predicate for future devices of that type, through a 510(k) premarket notification.

Clinical Trials
Clinical trials are almost always required to support a PMA and are sometimes required to support a 510(k) submission. All clinical investigations of devices to determine safety and effectiveness must be conducted in accordance with the FDA’s IDE regulations which govern investigational device labeling, prohibit promotion of the investigational device, and specify an array of recordkeeping, reporting and monitoring responsibilities of study sponsors and study investigators. If the device presents a “significant risk,” to human health, as defined by the FDA, the FDA requires the device sponsor to submit an IDE application to the FDA, which must become effective prior to commencing human clinical trials. A significant risk device is one that presents a potential for serious risk to the health, safety or welfare of a patient and either is implanted, used in supporting or sustaining human life, substantially important in diagnosing, curing, mitigating or treating disease or otherwise preventing impairment of human health, or otherwise presents a potential for serious risk to a subject. An IDE application must be supported by appropriate data, such as animal and laboratory test results, showing that it is safe to test the device in humans and that the testing protocol is scientifically sound. The IDE will automatically become effective 30 days after receipt by the FDA unless the FDA notifies the company that the investigation may not begin. If the FDA determines that there are deficiencies or other concerns with an IDE for which it requires modification, the FDA may permit a clinical trial to proceed under a conditional approval.
In addition, the study must be approved by, and conducted under the oversight of, an Institutional Review Board (IRB) for each clinical site. The IRB is responsible for the initial and continuing review of the IDE study, and may pose additional requirements for the conduct of the study. If an IDE application is approved by the FDA and one or more IRBs, human clinical trials may begin at a specific number of investigational sites with a specific number of patients, as approved by the FDA. If the device presents a non-significant risk to the patient, a sponsor may begin the clinical trial after obtaining approval for the trial by one or more IRBs without separate approval from the FDA, but must still follow abbreviated IDE requirements, such as monitoring the investigation, ensuring that the investigators obtain informed consent, and labeling and record-keeping requirements. Acceptance of an IDE application for review does not guarantee that the FDA will allow the IDE to become effective and, if it does become effective, the FDA may or may not determine that the data derived from the trials support the safety and effectiveness of the device or warrant the continuation of clinical trials. An IDE supplement must be submitted to, and approved by, the FDA before a sponsor or investigator may make a change to the investigational plan that may affect its scientific soundness, study plan or the rights, safety or welfare of human subjects.
During a study, the sponsor is required to comply with the applicable FDA requirements, including, for example, trial monitoring, selecting clinical investigators and providing them with the investigational plan, ensuring IRB review, adverse event reporting, record keeping and prohibitions on the promotion of investigational devices or on making safety or effectiveness claims for them. The clinical investigators in the clinical study are also subject to FDA regulations and must obtain patient informed consent, rigorously follow the investigational plan and study protocol, control the disposition of the investigational device, and comply with all reporting and recordkeeping requirements. Additionally, after a trial begins, we, the FDA or the IRB could suspend or terminate a clinical trial at any time for various reasons, including a belief that the risks to study subjects outweigh the anticipated benefits.
Post-market Regulation
After a device is cleared or approved for marketing, numerous and pervasive regulatory requirements continue to apply. These include:
•	establishment registration and device listing with the FDA;
•
QSR requirements, which require manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation and other quality assurance procedures during all aspects of the design and manufacturing process;

•	labeling regulations and FDA prohibitions against the promotion of investigational products, or the promotion of “off-label” uses of cleared or approved products;
•	requirements related to promotional activities;

•
clearance or approval of product modifications to 510(k)-cleared devices that could significantly affect safety or effectiveness or that would constitute a major change in intended use of one of our cleared devices, or approval of certain modifications to PMA-approved devices;

•
medical device reporting regulations, which require that a manufacturer report to the FDA if a device it markets may have caused or contributed to a death or serious injury, or has malfunctioned and the device or a similar device that it markets would be likely to cause or contribute to a death or serious injury, if the malfunction were to recur;

•
correction, removal and recall reporting regulations, which require that manufacturers report to the FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the FDCA that may present a risk to health;

•	the FDA’s recall authority, whereby the agency can order device manufacturers to recall from the market a product that is in violation of governing laws and regulations; and
•
post-market surveillance activities and regulations, which apply when deemed by the FDA to be necessary to protect the public health or to provide additional safety and effectiveness data for the device.

Quality Systems Regulation Requirements
Our manufacturing processes are required to comply with the applicable portions of the QSR, which cover the methods and the facilities and controls for the design, manufacture, testing, production, processes, controls, quality assurance, labeling, packaging, distribution, installation and servicing of finished devices intended for human use. The QSR requires that each manufacturer establish a quality systems program by which the manufacturer monitors the manufacturing process and maintains records that show compliance with FDA regulations and the manufacturer’s written specifications and procedures relating to the devices. The QSR also requires, among other things, maintenance of records and certain documentation, a device master file, device history file, and complaint files. QSR compliance is necessary to receive and maintain FDA clearance or approval to market new and existing products. As a manufacturer, we are subject to periodic scheduled or unscheduled audits or inspections by the FDA. Our failure to maintain compliance with the QSR requirements could result in the shut-down of, or restrictions on, our manufacturing operations and the recall or seizure of our products, which would have a material adverse effect on our business. The discovery of previously unknown problems with any of our products, including unanticipated adverse events or adverse events of increasing severity or frequency, whether resulting from the use of the device within the scope of its clearance or off-label by a physician in the practice of medicine, could result in restrictions on the device, including the removal of the product from the market or voluntary or mandatory device recalls.
The FDA has broad regulatory compliance and enforcement powers. If the FDA determines that we failed to comply with applicable regulatory requirements, it can take a variety of compliance or enforcement actions, which may result in any of the following sanctions:
•	FDA untitled letters, FDA Form 483s, FDA warning letters, it has come to our attention letters, fines, injunctions, consent decrees and civil penalties;
•	unanticipated expenditures to address or defend such actions;
•	customer notifications or repair, replacement, refunds, recall, detention or seizure of our products;
•	recall, detention or seizure of our products;
•	operating restrictions, partial suspension or total shutdown of production;
•	refusing or delaying our requests for regulatory approvals or clearances of new products or modified products;
•	withdrawing of 510(k) clearances or PMA approvals that have already been granted;
•	refusal to grant export approval for our products; or
•	criminal prosecution.

The FDA can also publish Safety Communications or Letters to Health Care Providers when the agency becomes aware of new issues involving a specific product or, or more broadly, a product family. These communications are posted on the FDA’s website and describe the FDA’s analysis of a current issue and provide specific regulatory approaches and clinical recommendations for patient management.
Healthcare Laws
Coverage and Reimbursement
Our ability to commercialize any products successfully will depend in part on the extent to which coverage and adequate reimbursement for our product candidates, either directly or through procedures utilizing our products performed by health care providers, once approved, will be available from government health administration authorities, private health insurers and other organizations. Government authorities and third-party payors, such as private health insurers and health maintenance organizations, determine which items and services they will cover and establish reimbursement levels. Assuming coverage is obtained for the relevant items and/or services covering a given product by a third-party payor, the resulting reimbursement payment rates may not be adequate to cover our costs or may require co-payments that patients find unacceptably high. Patients and their providers generally rely on third-party payors to reimburse all or part of the costs associated with our products. Physicians are unlikely to order, and patients are unlikely to use, our products unless coverage is provided and the reimbursement is adequate to cover all or a significant portion of the direct or indirect cost of our products. Therefore, coverage and adequate reimbursement for new products is critical to the acceptance of such new products. Coverage decisions may depend upon clinical and economic standards that disfavor new products when more established or lower cost alternatives are already available or subsequently become available.
Government authorities and third-party payors are developing increasingly sophisticated methods of cost containment, such as including price controls, restrictions on coverage and reimbursement, and requirements for substitution of less expensive products and procedures. Government and other third-party payors are increasingly challenging the prices charged for health care items and procedures, examining the cost effectiveness of products, in addition to their safety and efficacy, and limiting or attempting to limit both coverage and the level of reimbursement. Further, no uniform policy requirement for coverage and reimbursement exists among third-party payors in the United States, which causes significant uncertainty related to the insurance coverage and reimbursement of newly approved products. Therefore, coverage and reimbursement can differ significantly from payor to payor and health care provider to health care provider. As a result, the coverage determination process is often a time-consuming and costly process that requires the provision of scientific and clinical support for the use of new products to each payor separately, with no assurance that coverage and adequate reimbursement will be applied consistently or obtained in the first instance.
There may also be significant delays in obtaining coverage and reimbursement for newly approved products, and coverage may be more limited than the purposes for which the product is approved or cleared by the FDA. Moreover, eligibility for coverage and reimbursement does not imply that a product will be paid for, directly or indirectly, in all cases or at a rate which the health care providers who purchase those products will find cost effective. Additionally, we expect pricing pressures in connection with the sale of any of our product candidates due to the trend toward managed healthcare, the increasing influence of health maintenance organizations, and additional legislative changes.
We cannot be sure that coverage and reimbursement will be available for any product that we commercialize and, if reimbursement is available, what the level of reimbursement will be. Coverage and reimbursement may impact the demand for, or the price of, any product candidate for which we obtain marketing approval or clearance. If coverage and reimbursement are not available or reimbursement is available only to limited levels, we may not successfully commercialize any product candidate for which we obtain marketing approval or clearance.
Healthcare Reform
The United States and some foreign jurisdictions are considering or have enacted a number of legislative and regulatory proposals to change the healthcare system in ways that could affect our ability to sell our products profitably. Among policy makers and payors in the United States and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality or expanding access.

In the United States there have been, and continue to be, proposals by the federal government, state governments, regulators and third-party payors to control or manage the costs of health care and, more generally, to reform the U.S. healthcare system. For example, in March 2010, the ACA was enacted, which included changes to the coverage and payment for products under government health care programs. This law was designed to expand access to health insurance coverage for uninsured and underinsured individuals while containing overall healthcare costs. The ACA and certain of its provisions have been subject to judicial challenges as well as legislative and regulatory efforts to repeal or replace them or to alter their interpretation or implementation. For example, on June 17, 2021, the U.S. Supreme Court dismissed a lawsuit challenging the constitutionality of certain aspects of the ACA without ruling on the merits of the constitutionality arguments. The American Rescue Plan Act also temporarily increased premium tax credit assistance for individuals eligible for subsidies under the ACA for 2021 and 2022 and removed the 400% federal poverty level limit that otherwise applies for purposes of eligibility to receive premium tax credits. Most recently, the Inflation Reduction Act of 2022 (IRA) extended this increased tax credit assistance and removal of the 400% federal poverty limit through 2025. In the future, there may be additional challenges and/or amendments to the ACA. It remains to be seen precisely what any new legislation will provide, when or if it will be enacted, and what impact it will have on the availability and cost of healthcare items and services, including medical devices.
Other legislative changes designed to reduce healthcare expenditures have been proposed and adopted in the United States since the ACA was enacted. For example, through the process created by the Budget Control Act of 2011, there are automatic reductions of Medicare payments to providers up to 2% per fiscal year, which went into effect in April 2013 and, following passage of the BBA and the Infrastructure Investment and Jobs Act, will remain in effect until 2031 unless additional Congressional action is taken (with the exception of a temporary suspension from May 1, 2020 through March 31, 2022 and a subsequent reduction to 1% from April 1, 2022 until June 30, 2022). To offset the temporary suspension during the COVID-19 pandemic, in 2030, the sequestration will be 2.25% for the first half of the year, and 3% in the second half of the year. In January 2013, the American Taxpayer Relief Act of 2012 was signed into law, which, among other things, further reduced Medicare payments to several types of providers, including hospitals, imaging centers and cancer treatment centers, and increased the statute of limitations period for the government to recover overpayments to providers from three to five years.
We expect that these initiatives, as well as other healthcare reform measures that may be adopted in the future, as well as the trend toward managed healthcare and increasing influence of managed care organizations, may result in more rigorous coverage criteria and lower reimbursement, and in additional downward pressure on the price that we receive for any approved product. Any reduction in reimbursement from Medicare or other government-funded programs may result in a similar reduction in payments from private payors. The implementation of current and future cost containment measures or other healthcare reforms may adversely affect our operations and prevent us from being able to generate revenue, attain profitability or commercialize our product candidates.

MANAGEMENT OF PROFUSA
Executive Officers and Directors
Profusa is managed by its board of directors. Directors are elected by the shareholders of Profusa holding a majority of the issued and outstanding shares of stock in Profusa at an annual meeting of the shareholders and hold office until the second annual meeting after their election or until their successors are elected and qualified. A director may resign at any time and may be removed by the shareholders holding a majority of the issued and outstanding shares of stock entitled to vote in Profusa. Any vacancies on the Board of Directors may be filled by the unanimous vote of the remaining directors. A director elected to fill such vacancy will serve the unexpired term of his predecessor in office. The number of directors serving on the Board of Directors may be increased or decreased by the Board of Directors.
The directors and executive officers as of the date of this proxy statement/prospectus are as follows:
Name	Age	Position
Executive Officers:
Ben C. Hwang, Ph.D.	57	Chairman of the Board; Chief Executive Officer
Non-Employee Directors:
Joan Braddi	N/A	Director
Qianye Karen Liu, Ph.D.	54	Director
Siu Wai Ng	38	Director
Executive Officers
Ben C. Hwang, Ph.D. — Dr. Hwang has served as Profusa’s Chairman of the Board and Chief Executive Officer since January 2012. Prior to Profusa, Ben served in a variety of leadership roles at Life Technologies Corp. (acquired by Thermo Fisher Scientific, Inc.), including President of the Asia Pacific Region and Head of the qPCR Division. Prior to joining Life Technology, Dr. Hwang was a consultant with McKinsey & Company. Dr. Hwang received his M.A. in Biology and Ph.D. in Biology from The Johns Hopkins University. We believe that Dr. Hwang is well-qualified to serve as a director of our company based on his familiarity with Profusa’s business, his experience in the life science industry, and his educational background.
Non-Employee Directors
Joan Braddi — Ms. Braddi has served as a member of Profusa’s board of directors since December 2015. Ms. Braddi has served in a number of positions at Alphabet Inc. (previously Google, Inc.), a technology company, since May 1999, most recently as Vice President, Partnerships. Ms. Braddi received her B.S. in Business Administration from San Jose State University.
Qianye Karen Liu, Ph.D. — Dr. Liu has served as a member of Profusa’s board of directors since December 2015. Dr. Liu has been active in healthcare venture investing since 2005. She is a founding partner of 3E Bioventures Capital, a life science focused VC firm which actively invests in innovative therapeutics as well as cross-disciplinary health tech innovations, which was formed in 2015. Prior to a career in investment, Dr. Liu had a successful Internet start-up experience and had also worked as a consultant at McKinsey & Company. Dr. Liu currently serves on the boards of directors of 3E BioPartners Ltd., 3E Bioventure Partners, LLC, and Beijing 3E Bioventures Investment Management Co.Ltd. Dr. Liu received a Ph.D. in Immunology from Harvard University, Master of Medical Sciences degree from Harvard Medical School, and Bachelor of Sciences degree from Cornell University. She also received an EMBA degree from CKGSB – Chungkong Graduate School of Business in China.
Siu Wai Ng — Mr. Ng has served as a member of Profusa’s board of directors since April 2018. Mr. Ng has more than 14 years of industry experience, and has been the Head of Healthcare in the Private Equity Department at VMS Group, an asset management firm, since April 2017 and a Managing Director since March 2018. He has also served as an Investment Partner of Panacea Venture Management Company Ltd, a healthcare focused venture capital firm, since July 2021. Prior to joining VMS Group, Mr. Ng was the lead analyst for the China Healthcare Equity Research from September 2015 to April 2016 and an associate then vice president of the healthcare investment banking division from September 2011 to August 2015 at Barclays Capital Asia Limited. Mr. Ng has served as a director of companies that carry out product development, manufacturing and sales in the biotechnology, medical equipment and biologics contract development and manufacturing industries. Mr. Ng obtained a Bachelor of Science degree in January 2007 and a Master of Engineering degree in Operations Research and Industrial Engineering in May 2007 from Cornell University, the United States. In July 2011, Mr. Ng obtained a Master of Business Administration from INSEAD in Singapore.
Election of Officers
Profusa’s executive officers are appointed by, and serve at the discretion of, Profusa’s board of directors. There are no family relationships among any of Profusa’s directors or executive officers.

EXECUTIVE AND DIRECTOR COMPENSATION OF PROFUSA
This section discusses the material components of the executive compensation program for Profusa’s named executive officers identified in the 2023 Summary Compensation Table below. This discussion may contain forward-looking statements that are based on New Profusa’s current plans, considerations, expectations and determinations regarding future compensation programs. Actual compensation programs that New Profusa adopts following the completion of the business combination may differ materially from the existing and currently planned programs summarized or referred to in this discussion.
Overview
We have opted to comply with the executive compensation disclosure rules applicable to emerging growth companies as NorthView Acquisition Corp. is an emerging growth company. The scaled down disclosure rules are those applicable to “smaller reporting companies,” as such term is defined in the rules promulgated under the Securities Act. Such rules, in the context of an S-4 Registration Statement, require compensation disclosure for Profusa’s principal executive officer and its two most highly compensated executive officers other than the principal executive officer whose total compensation for 2023 exceeded $100,000, who were serving as executive officers as of December 31, 2023 and who will continue with New Profusa. We refer to these individuals as “named executive officers.” For 2023, Ben Hwang, Chief Executive Officer and Chairman, was Profusa’s only “named executive officer.” Profusa only had one named executive officer who will continue with New Profusa.
We expect that New Profusa’s executive compensation program will evolve to reflect its status as a newly publicly-traded company, while still supporting New Profusa’s overall business and compensation objectives.
2023 Compensation of Named Executive Officer
Cash Compensation
Base salaries are intended to provide a level of compensation sufficient to attract and retain an effective management team, when considered in combination with the other components of the executive compensation program. In general, Profusa provides a base salary level designed to reflect the executive officer’s scope of responsibility and accountability. While cash bonuses have been provided on a discretionary basis in prior years, Dr. Hwang did not receive a cash bonus with respect to 2023.
Equity Awards
While Profusa maintains an equity compensation plan, during 2023, Dr. Hwang did not receive any equity awards with respect to Profusa and, as of December 31, 2023, Dr. Hwang did not hold any outstanding equity awards with respect to Profusa.
2023 Summary Compensation Table
The following table shows information regarding the compensation of Dr. Hwang, our sole named executive officer, for services performed in the years ended December 31, 2023 and 2022.
Name and Principal Position	Year	Salary ($)	Bonus ($)	Option Awards ($)(1)	Stock Awards ($)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)	Total ($)
Ben Hwang	2023	470,000	—	—	—	—	—	470,000
Chief Executive Officer and Chairman	2022	470,000	—	—	—	—	—	470,000
Outstanding Equity Awards at 2023 Fiscal Year-End
As of December 31, 2023, Dr. Hwang did not hold any outstanding equity awards with respect to Profusa.
Additional Narrative Disclosure
Severance Arrangements
Profusa generally executes an offer of employment before an executive joins Profusa. This offer describes the basic terms of the executive’s employment, including his or her start date, starting salary, annual incentive target (if any) and equity awards. Profusa does not maintain a general severance policy. However, Dr. Hwang’s offer letter, dated January 1, 2013, provides that, upon a termination of employment by Profusa without cause, Profusa will pay him six months’ base salary plus a pro-rata portion of any earned bonus payment (in a lump sum payment), as well as pay his monthly COBRA premiums for up to six months, subject to Dr. Hwang’s execution of a release of claims in favor of Profusa.
401(k) Plan
Profusa maintains a qualified 401(k) savings plan which allows participants to defer a portion of their compensation to the 401(k) savings plan on a before-tax and after-tax basis. Profusa provides discretionary profit sharing contributions on behalf of its eligible participants. Profusa did not make any profit sharing contributions in 2023.
Director Compensation
Profusa’s historical director compensation program has consisted of equity awards. However, in 2023, Profusa did not grant any equity awards to its non-employee directors and did not pay any cash director fees or other compensation to its non-employee directors. As of December 31, 2023, the non-employee directors held outstanding options to purchase Profusa shares as follows: Joan Braddi - 80,000 shares. As Profusa’s Chief Executive Officer, Dr. Hwang does not receive any additional compensation for his service on the Profusa board of directors. Please see the 2023 Summary Compensation Table for the compensation paid or awarded to Dr. Hwang in 2023.

PROFUSA MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis provides information that Profusa, Inc.’s (hereafter referred to as Profusa or we) management believes is relevant to an assessment and understanding of Profusa’s results of operations and financial condition. The discussion should be read together with “Selected Historical Financial and Operating Data of Profusa,” the historical audited annual statements for the years ended December 31, 2022 and 2021, and the related notes that are included elsewhere in this proxy statement/prospectus and the historical unaudited interim statements for the year ended December 31, 2023 and 2022, and the related notes that are included elsewhere in this proxy statement/prospectus. The discussion and analysis should also be read together with the pro forma financial information as of and for the year ended December 31, 2022 (and for the year ended December 31, 2023). See “Unaudited Pro Forma Condensed Combined Financial Information.” This discussion may contain forward-looking statements based upon current expectations that involve risks and uncertainties.
Profusa’s actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” or in other parts of this proxy statement/prospectus.
Unless the context otherwise requires, references in this section to “Profusa,” the “Company,” “we,” “us,” and “our,” refer to New Profusa, Inc. and its subsidiaries following the Business Combination (as defined below).
Business Overview
We are a clinical-stage digital health and medical technology company focused on developing biosensing solutions to improve health outcome for patients in a variety of different diseases and conditions. Our first product is Lumee Oxygen, which enables physicians to ascertain the extent of perfusion, or passage of blood through the circulatory system to an organ or tissue, in patients with Critical Limb Ischemia (CLI) both during and after endovascular revascularization procedures. Lumee Oxygen has already received regulatory approval in Europe through the attainment of a CE mark; however, prior to commercialization in the U.S., Lumee Oxygen must obtain FDA clearance or approval.
The latest version of Lumee Oxygen is called Wireless Lumee Oxygen System. It has multiple components one of which is a microsensor that is injected into the tissue of the patient using a hypodermic needle. The sensor is designed so it does not need to be removed as it overcomes the foreign body response that usually inhibits the ability of permanent implants to function. The sensor contains no electronics, utilizing luminescence to send a light signal to a reader that is placed over the incision site, which in turn can send a signal to an app on a smartphone. We are in clinical trials for Lumee Glucose, our sensing solution being developed for use in continuous glucose monitoring (CGM). This system targets diabetics and pre-diabetics to allow them real-time access to their glucose data, at a price point that our management thinks is comparable or lower to existing systems.
We already sell our oxygen sensor for research use only applications, namely animal models and in vitro testing. Management is targeting the European market (those jurisdictions that accept CE mark) for early launch for both Lumee Oxygen and Lumee Glucose. Lumee Oxygen’s launch in Europe occurred in 2023 and Lumee Glucose launch is expected to occur in 2024, subject to regulatory approval. We have access to key opinion leaders (KOLs) in both Europe and the United States, who deal with peripheral arterial disease (PAD) and Critical Limb Ischemia (CLI). We will sell directly to facilities based on the endorsement of these KOLs. In Germany, Austria and France, some KOLs have already used Lumee Oxygen on a trial basis. We have worked with reimbursement consultants to develop potential Category I CPT codes for Lumee Oxygen use.
Regarding Lumee Glucose, if and when we obtained marketing authorization, we plan to embark on a dual strategy of both direct to hospital sales, for our professional-use and personal-use CGM product, and direct to pharmacy sales for our personal use product only, thereby maximizing flexibility for the consumer. By aiming for coverage under a user’s pharmacy benefit, we believe we can diversify our user base, while accounting for any risk related to unlikely delay of attainment of a category I CPT code for sensor insertion. We feel a difference between other insertable or implantable CGMs and Lumee Glucose, is that the latter can be simply inserted with a hypodermic needle and does not require a surgical implantation, similar to how pharmacists use these needles to administer flu shots and other vaccines. At the same time, physicians can still leverage existing CPT codes related to interpretation of CGM data and we have, in parallel, initiated steps for CPT codes related to our sensor insertion. We will target both public and private payors for coverage.
Since our launch, we have significantly devoted all of our resources to research and development, as well as all clinical study activities related but not limited to Lumee Oxygen, Lumee Glucose and prototypes for sensors of at least eight other analytes. We have also invested, on a smaller scale, in making sales of Lumee Oxygen for research- use only clients, which include entities working with animal models. Furthermore, we also performed research and development under government grants.
Since inception, we have incurred recurring annual losses from operations. For the years ended December 31, 2023 and 2022, we incurred a net loss of $10.3 million and $20.2 million, respectively. During the years ended December 31, 2023 and 2022, we have used $4.4 million and $7.7 million, respectively, of cash in our operating activities. We have notes and loans payable and interest due of $40.4 million and $31.0 million within one year of December 31, 2023 and 2022, respectively.
We have been able to finance our operations primarily with the proceeds from the issuance of equity and debt instruments and to a lesser extent, revenues from government grants. For the year ending December 31, 2023, we obtained net cash from financing activities of $4.5 million compared to $6.9 million for the same period in 2022. We held cash of $0.1 million as of December 31, 2023 and 2022.
Additional funds may be necessary to maintain current operations and will be required for successful product commercialization efforts. Our management plans to monitor expenses and obtain additional funds through public or private equity offerings or debt financings, additional credit or loan facilities or a combination of one or more of these funding sources, which is intended to mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern within one year from the date the audited consolidated financial statements are issued. As the ability to refinance our current debt or raise additional equity financing is outside of our management’s control, we cannot conclude that management’s plans will be effectively implemented within one year from the date the audited consolidated financial statements are issued. These factors raise substantial doubt about our ability to continue as a going concern within one year from the date the audited consolidated financial statements are issued. The audited consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
It is our expectation to continue to make substantial investments in building its European and United States commercial infrastructure and enhancing existing products and developing new ones. Furthermore, we aim to continue discussions with potential partners in Asia.
We expect to incur additional expenses due to operating as a public company, including expenses related to compliance with the rules and regulations of the U.S. Securities and Exchange Commission, or the SEC, and those of the Nasdaq Stock Market LLC
(“NASDAQ”) Stock Market, additional insurance expenses, investor relations activities and other administrative, professional and consulting services. As a result of these and other factors, we expect that we will require additional financing to fund our operations and planned growth. We may also seek additional financing of any kind. We may seek to raise any additional capital through public or private equity offerings or debt financings, additional credit or loan facilities or a combination of one or more of these funding sources. In the scenario that we are unable to acquire sufficient financing or financing on terms satisfactory to our management or Board of Directors, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition and results of operations could be materially adversely affected.
Business Combination
On November 7, 2022, the Company entered into an Agreement and Plan of Merger (“Merger Agreement”) with NorthView Acquisition Corp (“NorthView”), where a subsidiary of NorthView will merge with the Company, with the Company surviving the Merger as a wholly owned subsidiary of NorthView. Pursuant to the Merger Agreement, and assuming a favorable vote of NorthView’s stockholders, Merger Sub, a newly formed subsidiary of NorthView, will be merged with and into Profusa. Upon consummation of the Business Combination, the separate corporate existence of Merger Sub shall cease; Profusa will survive and become a wholly owned subsidiary of NorthView, which will be renamed New Profusa, Inc.

The Business Combination is expected to be accounted for as a reverse capitalization in accordance with GAAP. We expect to be deemed the accounting predecessor of the combined business, and New Profusa, Inc. (“New Profusa”) as the parent company of the combined business, will be the successor SEC registrant, meaning that our financial statements for previous periods will be disclosed in the registrant’s future periodic reports filed with the SEC. The Business Combination is expected to have a significant impact on our future capital structure and operating results, de-risking our product development, manufacturing and commercialization. The most significant changes in New Profusa’s future reported financial positions are expected to be an estimated net increase in cash (as compared to our balance sheet at December 31, 2023) of between approximately $14.9 million, assuming maximum shareholder redemptions permitted under the Merger Agreement, and $19.2 million, assuming no shareholder redemptions, including approximately $5.0 million in proceeds from the Stock Subscription to be consummated immediately prior to the Business Combination. Each redemption scenario includes $8.1 million in cash-based transaction costs for the Business Combination, of which $1.9 million related to the underwriters marketing fee related to NorthView IPO, which is payable upon a successful consummation of the Business Combination. See “Unaudited Pro Forma Condensed Combined Financial Information.”
In June 2023, the Company entered into a short-term loan agreement with a related party under which it may borrow up to $1.6 million, of which $1.0 million was borrowed on June 26, 2023, $0.3 million was borrowed on July 20, 2023, and the final $0.3 million was borrowed on August 15, 2023 (the “Tasly Convertible Debt”). The loans bear interest at a rate of 12% per annum and originally were set to mature on September 30, 2023, and which maturity date was mutually agreed upon to be extended until March 31, 2024, subject to the parties’ decision to extend thereafter. As of the date of this proxy statement/prospectus, the Tasly Convertible Debt has not been repaid and is in default. It is anticipated that the repayment of the principal and accrued interest of the loan amount will be facilitated through a deduction of the $6 million licensing fee due to Profusa upon the completion of the APAC Joint Venture.
As a result of the Merger, we expect to become the successor to an SEC-registered and NASDAQ-listed company, which will require us to hire additional personnel and implement procedures and processes to address public company regulatory requirements and customary practices. We expect to incur additional annual expenses as a public company for, among other things, directors’ and officers’ liability insurance, director fees, and additional internal and external accounting, legal and administrative resources.
Recent Developments
Inflation, Monetary Response, and Economic Impacts
The world economy is experiencing stubbornly high inflation, a challenge not faced for decades. Following the global financial crisis, with inflationary pressures muted, interest rates were extremely low for years and investors became accustomed to low volatility. The resulting easing of financial conditions supported economic growth, but it also contributed to a buildup of financial vulnerabilities. With inflation at multi-decade highs, monetary authorities in advanced economies are accelerating the pace of policy normalization. Policymakers have continued to tighten policy against a backdrop of rising inflation and currency pressures, albeit with notable differences across regions. Global financial conditions have tightened notably this year, leading to capital outflows. Amid heightened economic and geopolitical uncertainties, investors have aggressively pulled back from risk-taking and adjusted their investment preferences generally. Key gauges of systemic risk, such as higher dollar funding costs and counterparty credit spreads, have risen. There is a risk of a disorderly tightening of financial conditions that may be amplified by vulnerabilities built over the years.
In February 2024, Profusa and NorthView entered into a binding term sheet with Vellar with respect to the Stock Subscription and CSED. Pursuant to the terms of the binding term sheet, and subject to mutually agreeable definitive documentation, Vellar and the other investor in the Stock Subscription and CSED will receive a total of 5,000,000 shares of New Profusa as merger consideration after the Business Combination, 2,500,000 shares of which relate to the $5,000,000 pre-closing Stock Subscription for its investment into Profusa. In addition, Vellar and the other investor will receive 2,500,000 shares of New Profusa Common Stock into which the shares acquired pre-closing by Vellar and such other investor from other former Profusa shareholders will convert at Closing and that will be subject to the CSED pursuant to the binding term sheet with Vellar, plus an additional 2,500,000 shares of New Profusa Common Stock to be purchased from New Profusa by Vellar and the other investor and made subject to the CSED. Such shares of New Profusa Common Stock to be received by Vellar and the other investor upon the conversion of shares of Profusa at Closing of the Business Combination are registered on this registration statement on Form S-4 and will be freely tradable without restriction by Vellar and the other investor.
Principles of Accounting and Consolidation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include all adjustments necessary for the fair presentation of the Company’s financial position as of December 31, 2023 and 2022, and the results of operations and cash flows for the years then ended. The accompanying consolidated financial statements include the accounts of Profusa Inc. and its wholly owned subsidiary, APAC. All intercompany balances and transactions have been eliminated in consolidation.
Components of Results of Operations
Government Grant Revenue
Government grant revenue consists of amounts we earn under grants from two government agencies: NIH and DARPA. These grants are provided either in the form of expense reimbursement (expense reimbursement grants) or as on a fixed fee basis (fixed fee grants). Under the expense reimbursement grants the government agencies reimburse us for a portion of our expenses (allowable expenses) that have been incurred in a given period on the basis of reports that we provide to these agencies. Fixed fee grants are awarded for specific research and development programs undertaken by us. Under these grants we receive milestone payments from the government agencies upon our submission and approval by the government of agreed upon deliverables, consisting primarily of the documented results of the specific research and development programs.
Research and Development Expenses
Research and development expenses consist primarily of personnel expenses, including salaries, benefits, and stock-based compensation, costs of consulting, supplies, depreciation and amortization and allocations of facility- related expenses. We expect our research and development expenses to increase as we increase staffing to support product development, continue our clinical trials, build prototypes, and continue to explore and develop next generation technologies.
General and Administrative Expenses
General and administrative expenses consist of personnel expenses, including salaries, benefits, and stock-based compensation, related to executive management, finance, legal, human resource functions, and business development, contractor and professional services fees, audit and compliance expenses, insurance costs and general corporate expenses, including allocated facility-related expenses and information technology costs.
Loss on Early Termination of Operating Lease
Our operating leases are recorded on the balance sheet as both a right-of-use asset (“ROU asset”) and lease liability, calculated by discounting fixed lease payments over the lease term at our incremental borrowing rate. The operating lease of our office and lab space that was entered into in 2018 and commenced in 2019 had a 10-year term. In August 2022 we terminated this operating lease. As a result, we derecognized the ROU asset and respective lease liabilities as of the termination date, which resulted in a loss on early termination of operating lease in our statement of operations.
Troubled Debt Restructuring Gain on Senior Notes
In November 2022 we amended the terms of our Senior Notes to extend their maturity to a date that is within five business days after the termination of the Merger Agreement, and to remove a feature that allowed a share- settled redemption of the Senior Notes at a stated discount. The modification was concluded to represent a troubled debt restructuring (“TDR”), wherein the borrower is deemed to be experiencing financial difficulties, and the lenders are deemed to have granted concessions to the borrower. A concession is granted by the lenders in an attempt to protect as much of their investment as possible. Upon occurrence of the TDR, the excess of the carrying value of the Senior Notes over the undiscounted future payments was treated as gain upon troubled debt restructuring. The carrying value of the Senior Notes was, therefore, adjusted to the total undiscounted cash flows, and no further interest will be recognized on these notes.
Gain on Change in the Fair Value of Derivative Liabilities
Our convertible notes contained embedded features that provided the lenders with multiple settlement alternatives. Certain conversion and redemption features embedded in the convertible notes met the requirements for separate accounting and were accounted for as a single, compound derivative instrument for each round of convertible note financing. The compound derivative instruments were recorded at fair value at inception and were subject to remeasurement to fair value at each balance sheet date, with the change in fair value reflected in the statements of operations.
Loss on Change in the Fair Value of Tasly Convertible Debt
We elected to apply fair value option to account for the convertible loans issued between June and August 2023 (the “Tasly Convertible Debt”), under which none of the embedded conversion or redemption features were bifurcated and separately accounted for. Rather, the Tasly Convertible Debt in its entirety was recorded at fair value at inception and is subject to remeasurement to fair value at each balance sheet date, with the change in fair value reflected in the statements of operations.
Loss on Debt Extinguishment, Net
During the years ended December 31, 2023 and 2022, we amended the terms of our convertible notes, including extension of maturity dates and modification of certain conversion features. These changes to the terms of the convertible notes required us to apply extinguishment model of accounting for such changes. Under this model the terms of the existing debt and the revised debt are considered to be substantially different, such that an entity is assumed to have replaced an existing debt facility with a new debt facility, where the carrying values of the existing debt are derecognized and the assumed new debt is recognized at fair value, with the resulting loss recognized in earnings.
Gain on PPP Loan Forgiveness
On April 16, 2020 and May 25, 2021, we borrowed $1.2 million (the “PPP Loan 1”) and $1.3 million (the “PPP Loan 2”), respectively, as a Paycheck Protection Program loan (together the “PPP Loans”). The Paycheck Protection Program, established as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, provides for loans to qualifying businesses and is administered by the U.S. Small Business Administration (the “SBA”). The annual interest rate of the PPP Loans is 1%. The PPP Loans are eligible for forgiveness, provided the borrower has met the respective forgiveness requirements, has timely submitted an application for forgiveness and the forgiveness has been granted by the SBA.
Interest Expense
Interest expense consists primarily of the interest on our convertible notes, senior notes, Tasly convertible debt, and PPP Loans.
Other Income
Other income consists primarily of income earned from sale of equipment and a short-term sublease of a portion of our facilities.

Results of Operations
Comparison of the Years Ended December 31, 2023 and 2022.
The following table sets forth our operating results for the periods indicated (in thousands):
	For the Years Ended December 31,		Change
	2023	2022	$	%
Government grant Revenue	$45	$—	$45	0%
Operating expenses:
Research and development	2,036	4,199	(2,163)	-52%
General and administrative	4,079	5,244	(1,165)	-22%
Loss on early termination of operating lease	—	1,697	(1,697)	-100%
Total operating expenses	6,115	11,140	(5,025)	-45%
Loss from operations	(6,070)	(11,140)	5,070	-46%
Other income (expenses)
Troubled debt restructuring gain on senior notes due to related parties	—	3,976	(3,976)	-100%
Loss on change in the fair value of related party Tasly convertible debt	(22)	—	(22)	0%
Loss on debt extinguishment	—	(8,811)	8,811	-100%
Gain on change in the fair value of derivative liabilities (including related parties amounts of $0 and $1,473 for the years ended December 31, 2023 and 2022, respectively)	—	2,031	(2,031)	-100%
Interest expense (including related parties amounts of $2,530 and $4,418 for the years ended December 31, 2023 and 2022, respectively)	(4,283)	(6,270)	1,987	-32%
Other income	94	(3)	97	-3233%
Total other expense, net	(4,211)	(9,077)	4,866	-54%
Net loss and comprehensive loss	$ (10,281)	$(20,217)	9,936	-49%
Revenue – Revenue increased from $0 to $0.04 million from December 31, 2022 to December 31, 2023. Government grant revenue consists of amounts the Company earns under grants from two government agencies: NIH and DARPA. Refer to the “Government Grant Revenue” section in Note 2 of the notes to our audited consolidated financial statements included in this Report for more information.
On March 1, 2023, Profusa was awarded a $330,549 cost-reimbursable subcontract by the Henry Jackson Foundation (“HJF”). The subcontract's performance period concludes on September 30, 2024. Profusa's responsibilities under the subcontract include supplying Lumee™ Oxygen Sensors and Readers and conducting data analysis for a clinical study in Ghana under Protocol NMRC.2022.000. This study aims to advance knowledge of subdermal oxygenation during sepsis by detecting tissue oxygen levels and fluctuations. The increase in revenue for 2023 was the result of Profusa beginning work on this subcontract.
Research and Development – Research and development expenses decreased by $2.2 million, or 52%, to $2.0 million during the year ended December 31, 2023 from $4.2 million during the year ended December 31, 2022. The decrease was driven primarily by the decrease in personnel costs of $0.6 million as a result of reduction of personnel, the decrease in direct labor - R&D consultants of $0.3 million, the decrease in rent expense of $0.7 million as a result of early termination of our lease for office and lab space, the decrease in CRO costs of $0.3 million as a result of completion of several clinical studies, and the decrease in regulatory fee payment costs of $0.3 million.
General and Administrative – General and administrative expenses decreased by $1.2 million, or 22%, to $4.1 million during the year ended December 31, 2023 from $5.2 million during the year ended December 31, 2022. The decrease was driven primarily by the decrease in personnel costs of $0.9 million as a result of reduction of personnel, the decrease in rent expense of $0.4 million as a result of early termination of our lease for office and lab space, the increase in legal and accounting services of $0.1 million

Loss on early termination of operating lease – Loss on early termination of operating expenses decreased to $0, or by 100% during the year ended December 31, 2023 from $1.77 million during the year ended December 31, 2022. The loss was recorded as a result of exiting the operating lease early.
Loss on change in the fair value of related party Tasly convertible debt – Loss on change in the fair value of related party convertible loan increased by $0.02 million or 100% during the year ended December 31, 2023 from $0 in the year ended December 31, 2022. The Company elected to apply a fair value option to account for the Tasly convertible debt, under which none of the embedded conversion or redemption features were bifurcated and separately accounted for. The Tasly Convertible Debt fair value was determined using the discounted cash flow methodology based on probability weighted scenarios of the convertible notes conversion. The Tasly Convertible Debt was recorded at fair value at inception and is subject to remeasurement to fair value at each balance sheet date, with the change in fair value reflected in the statements of operations. At issuance of the first $1 million on June 26, 2023 the time to event was .28 years and the discount rate applied was 14.54%. At issuance of the next $0.3 million on July 20, 2023, the time to event was .22 years and the discount rate applied was 13.82%. At issuance of the final $0.3 million on August 15, 2023, the time to event was .15 years and the discount rate applied was 13.70%. On December 31, 2023, the time event was .25 years and the discount rate applied was 12.95%. Based on this method, the Fair value of the convertible debt at the date of inception was $1.60 million; the fair value at December 31, 2023 was $1.62 million.
Loss on debt extinguishment – Loss on debt extinguishment decreased by $8.8 million during the year ended December 31, 2023 from $8.8 million in the year ended December 31, 2022. In September 2022, the 2021 Senior Notes and 2022 Senior Notes (together “Senior Notes”) were amended as follows: a) the maturity dates for all Senior Notes were extended to December 31, 2022, b) the conversion price discount in the event of a Qualified Financing was increased to 60%, c) the February 25, 2022 deadline for the occurrence of a Qualified Financing for conversion of the Senior Notes into Series C convertible preferred stock prior to a Qualified Financing was extended to December 31, 2022 and the respective conversion price discount of 60% was introduced for conversion prior to a Qualified Financing; d) the conversion price discount of 60% in the event of change of control was introduced; e) conversion option prior to entering into a definitive agreement with a SPAC (the “Definitive Qualified Agreement”) was introduced. Under this option, in the event that the Company executes a Definitive Qualified Agreement, then the Senior Note holders will have the option (but not the obligation) to convert the entire outstanding principal balance and all accrued but unpaid interest into shares of the Company’s common stock at a conversion price equal to 40% of the per share price of the common stock as determined pursuant to the Definitive Qualified Agreement; provided, that, if such conversion price per share of the common stock is greater than $4.00, then such conversion price shall be deemed to be $4.00 per share.
This 2022 amendment was accounted for as debt extinguishment resulting in $8.8 million debt extinguishment loss recognized in loss on debt extinguishment, net in the statements of operations.
Gain on Change in the Fair Value of Derivative Liabilities – Gain on change in the fair value of derivative liabilities decreased by $2.0 million, or 100%, to $0 during the year ended December 31, 2023 from $2.0 million during the year ended December 31, 2022. The gain during the year ended December 31, 2022 was driven by the remeasurement of the derivative liabilities related to the convertible notes. No such gain was relevant during the year ended December 31, 2023, as the balance as of derivative liabilities during both periods ended December 31, 2023 and December 31, 2022 was $0.
Interest Expense – Interest expense decreased by $2.0 million, or 32%, to $4.3 million during the year ended December 31, 2023 from $6.3 million during the year ended December 31, 2022. The decrease was primarily due to decrease in effective interest rate of convertible notes and senior notes as a result of an amendment signed on November 3, 2022.
Other Income – Other income increased by $0.1 million, or 100%, to $0.1 million during the Year Ended December 31, 2023 from $0 during the year ended December 31, 2022.

Liquidity and Capital Resources
Sources of Liquidity
Government Grants
The below table describes the Government grants awarded to the company as of March 25, 2024:
Grant Number	Agency	Award Date	Amount
R44HL134532	NIH	9/3/2016	1,492,474
R44HL131366	NIH	4/1/2016	1,723,940
140D6318C0019	DARPA	3/5/2018	6,760,765
140D6319C0023	DARPA	2/11/2019	872,480
SB1DK10100	NIH	9/20/2018	962,340
R42HL127933	NIH	9/1/2016	2,023,174
W911NF1610341	DARPA	6/26/2016	8,500,000
W911NF19C0026	DARPA	3/14/2019	224,864
R43DK113519	NIH	4/1/2017	218,372
R44DK101000	NIH	9/20/2013	1,748,242
R0IEB016414	NIH	9/15/2012	4,324,179
HR0011132003	DARPA	1/1/2015	781,991
R43DK093139	NIH	9/15/2011	1,057,017
R43DK091155	NIH	7/27/2011	126,619
58807LSDRP	DARPA	3/15/2011	735,000
Profusa has received substantial grants from the government, subject to specific terms governing patent rights and ownership. Pursuant to these agreements, Profusa has always negotiated the inclusion of FAR 52.227-11 “Patent Rights-Ownership by the Contractor,” allowing the company to maintain ownership of inventions globally. Under this clause however, the company grants the government a nonexclusive, nontransferable, irrevocable, paid-up license to utilize these inventions. Additionally, the government is also given March-in Rights.
March-in rights, a provision stemming from the Bayh-Dole Act, grant the federal government the authority to intervene in instances where patented inventions, developed using federal funding, are not being adequately utilized for public benefit. If Profusa fails to meet certain criteria such as failing to sufficiently commercialize the patented technology or not making its benefits reasonably accessible to the public, the government can exercise its March-in rights.
The negative effects of March-in rights on Profusa's business can be profound. Most importantly, the company could be compelled to grant licenses for its patented inventions to third parties, including competitors. This scenario could lead to increased competition, loss of market exclusivity, and diminished control over the commercialization of its innovations.
Furthermore, the forced licensing of patents under March-in rights may result in reduced revenues and profitability for Profusa. The terms and conditions of such licenses could be dictated by the government, potentially impacting the company's ability to generate income from its intellectual property on favorable terms.
Moreover, the uncertainty surrounding the potential exercise of March-in rights creates a challenging business environment. It introduces regulatory risks and can complicate strategic planning and investment decisions for Profusa, as the company must navigate the possibility of government intervention in its intellectual property rights.
While the government has never exercised their March-in rights in the 40 years that the Bayh-Doyle act has been enacted, the invocation of March-in rights by the government could lead to increased competition, revenue reduction, loss of control over intellectual property, and heightened regulatory complexities, all of which could have a negative impact on Profusa's business operations and financial performance.

Non grant sources of liquidity
We incurred net losses and negative operating cash flows from operations since inception, and we expect to continue to incur losses and negative operating cash flows for the foreseeable future until we successfully commence sustainable commercial operations. To date, we have funded our operations primarily with proceeds from the issuance of convertible preferred stock, junior and senior convertible notes, PPP Loans available to us under the Paycheck Protection Program and promissory notes. From inception through December 31, 2023, we raised gross proceeds of $92.7 million from the issuances of convertible preferred stock and convertible notes and loans, received $2.5 million from PPP Loans and received $0.9 million from issuance of promissory notes. As of December 31, 2023, we had cash and cash equivalents of $0.01 million.
Our junior convertible notes bear interest at 12% per annum and, as of December 31, 2023, their then outstanding principal and accrued but unpaid interest will automatically convert into common shares of New Profusa at $7.00 per share upon consummation of the Merger transaction. In addition, upon consummation of the Merger, all junior noteholders will have a right to receive additional shares upon achievement by New Profusa of certain share price and sales milestones (the earnout shares). In the event the Merger with NorthView is not consummated, our junior convertible notes have a maturity date that is within five (5) business days after the termination of the Merger Agreement.
Further, our junior notes are automatically convertible into the shares of convertible preferred stock issued upon consummation of a Qualified Financing (an equity financing with aggregate proceeds to the Company of not less than $20.0 million) at a conversion price equal to the lesser of (i) the per share price obtained by dividing $150.0 million by the Company’s fully diluted capitalization, or (ii) the per share price paid by investors in the Qualified Financing, subject to 30% discount. Upon occurrence of a change of control, the junior notes are required to be repaid in the amount equal to 200% of the junior notes’ outstanding principal balance plus accrued but unpaid interest.
We commenced issuance of our senior convertible notes in April 2021 and continued issuing them from time to time to date. Our senior convertible notes bear interest at 12% per annum and, as of December 31, 2023, their then outstanding principal and accrued but unpaid interest will automatically convert into common shares of New Profusa at $4.00 per share upon consummation of the Merger transaction. In addition, upon consummation of the Merger, all senior noteholders will have a right to receive additional shares upon achievement by New Profusa of certain share price and sales milestones (the earnout shares). In the event the Merger with NorthView is not consummated, our senior convertible notes have a maturity date that is within five (5) business days after the termination of the Merger Agreement.
On November 29, 2023, Profusa management, with shareholder consent, approved the issuance of Senior Convertible Promissory Notes for up to $3.0 million in aggregate principal amount and 12% interest (the “Note Purchase Agreement”), of which, management expects a total of $1.5 million will be borrowed. The proceeds are being used to fund its working capital needs. While the Note Purchase Agreement provides for the issuance of up to $3.0 million of senior secured promissory notes of Profusa, the total principal amount of notes issued under the Note Purchase Agreement was $1.1 million as of the December 31, 2023 balance sheet date, and is currently $1.4 million total outstanding to date.
Further, our senior notes are convertible into:
(a)
the shares of convertible preferred stock issued upon consummation of a Qualified Financing at a conversion price equal to the per share price paid by investors in such Qualified Financing, at 60% discount from the per share price paid by investors in the Qualified Financing, or

(b)
shares of the Company’s Series C convertible preferred stock at the conversion price equal to the original issue price subject to 60% discount from the per share price paid by investors at issuance of the Series C convertible preferred stock prior to Qualified Financing in the event the Qualified Financing had not occurred prior to maturity, or

(c)
shares of the Company’s Series C convertible preferred stock at the conversion price equal to the original issue price subject to 60% discount from the per share price paid by investors at issuance of the Series C convertible preferred stock upon change of control.

In July 2020, Profusa entered into a Binding Term Sheet (the “Original Term Sheet”) with Carbis Bay Limited, BC hSensor Limited, and Tasly (International) Healthcare Capital Company Limited (collectively, the “Investors”), and subsequently, on May 10, 2023, Profusa and the Investors entered into Amendment Number One to Binding Term Sheet for APAC Joint Venture, which amended the Original Term Sheet (the Original Term Sheet, as so amended, the “Term Sheet”). On August 8, 2023, in accordance with the Term Sheet, a new wholly owned subsidiary, Profusa Asia Pacific Pte. Ltd (“APAC”), was created and incorporated by the Company under the laws of Singapore. Upon creation, the new entity was capitalized by the Company by payment of $1,000 for 1,000 Ordinary Shares. As a result, at the time of incorporation, the entity became a wholly owned subsidiary of the Company. The entity was created with the expectation of jointly conducting the business of developing, manufacturing and commercializing the Lumee Glucose and the Lumee Oxygen products, currently under development by the Company, together with a third party. No business or activities will have been conducted by the entity from the date of formation through and until the closing date of the proposed License Agreement and Shareholders Agreement between the Company and Best Life Technology Ltd, an entity wholly owned and controlled by the Tasly Holding Group (“Tasly”) (such License Agreement and Shareholders Agreement being the definitive agreements contemplated by the Term Sheet). In connection with and on or around the same date as the closing of the proposed Merger between the Company and NorthView, the Company expects to sign and execute a License Agreement and Shareholders Agreement on terms consistent with those set forth in the Term Sheet (the “APAC Joint Venture”) and setting forth the other terms under which the development and business activities of the entity will be conducted, including providing that (i) certain remedies will be available to Tasly in the event of a material breach or bankruptcy of Profusa and (ii) the APAC Joint Venture will be provided with an option to negotiate the licensing of certain additional products developed by Profusa in the future.
In June 2023, the Company entered into a short-term loan agreement with Tasly, a related party under which it may borrow up to $1.6 million, of which $1.0 million was borrowed on June 26, 2023, $0.3 million was borrowed on July 20, 2023, and the final $0.3 million was borrowed on August 15, 2023 (the “Tasly Convertible Debt”). The loans bear interest at a rate of 12% per annum and originally were set to mature on September 30, 2023, which maturity date was extended to March 31, 2024, subject to the parties’ decision to extend thereafter. As of the date of this proxy statement/prospectus, the Tasly Convertible Debt has not been repaid as is in default. It is anticipated that the repayment of the principal and accrued interest of the loan amount will be facilitated through a deduction of the $6 million licensing fee due to Profusa upon the completion of the APAC Joint Venture.
The Company is in the process of negotiating the formation of the joint venture (“APAC Joint Venture”), which includes the related party from which the amounts under the Tasly Convertible Debt was borrowed. The proceeds of the loan are intended to continue the development and commercialization of the Company’s technology in certain countries of the Asia Pacific region.
In the event the Merger is completed but we either fail to complete the formation of the APAC Joint Venture or fail to repay the amounts under the Tasly Convertible Debt when they become due, the lender will have an option to convert the outstanding balance and accrued but unpaid interest (in part or in full) into senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023 (which terms include conversion into common stock of New Profusa).
In the event we fail to complete the Merger, and either fail to complete the formation of the APAC Joint Venture or fail to repay the amounts under the Tasly Convertible Debt when they become due, the lender will have an option to convert the entire outstanding balance and accrued but unpaid interest (in part of in full) into either (i) senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023, or (ii) our common stock at a conversion price of $1.92 per share.
Notwithstanding the conversion provisions above, any repayment obligations (in part or in full) of the outstanding principal balance and accrued but unpaid interest under the Tasly Convertible Debt may, at the lender’s option, be made through conversion of part or all amounts payable into (i) senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023 (which terms include conversion into common stock of New Profusa in the event the Merger is consummated), or (ii) our common stock at a conversion price of $1.92 per share.

Our outstanding PPP Loan of $1.4 million bears interest at 1% per annum. The repayment of the PPP Loan is expected to be made in equal monthly payments of principal and interest from October 25, 2022 until May 25, 2026; however, we are currently in the process of applying for forgiveness for this loan.
Our outstanding promissory notes accrue interest at 5% and 12% per annum and do not have a set maturity date.
Additional funds may be necessary to maintain current operations and will be required for successful product commercialization efforts. Management plans to obtain additional funds as a result of the Business Combination and Stock Subscription investment, issuance of additional equity or refinancing of current debt, which is intended to mitigate the relevant conditions or events that raise substantial doubt about our ability to continue as a going concern within one year from the date the audited consolidated financial statements as of and for the year ended December 31, 2023 are issued. As the ability to refinance our current debt or raise additional equity financing is outside of management's control, we cannot conclude that management's plans will be effectively implemented within one year from the date the audited consolidated financial statements as of and for the year ended December 31, 2023 are issued. These factors raise substantial doubt about our ability to continue as a going concern within one year from the date the audited consolidated financial statements as of and for the year ended December 31, 2023 are issued.
Long-Term Liquidity Requirements
We expect our cash and cash equivalents on hand, and cash that we expect to receive from the Business Combination and Stock Subscription, and CSED, together with the cash we expect to generate from future operations will provide sufficient funding to support initial commercial operations. The cash generated from the business combination is uncertain, however, as the number of NorthView share redemptions is unknown at this time. Until we generate sufficient operating cash flow to cover our operating expenses, working capital needs and planned capital expenditures, or if circumstances evolve differently than anticipated, we expect to utilize a combination of equity and debt financing to fund any future capital needs. If we raise funds by issuing equity securities, dilution to stockholders may result. Any equity securities issued may also provide for rights, preferences, or privileges senior to those of holders of common stock. If we raise funds by issuing debt securities, these debt securities would have rights, preferences, and privileges senior to those of preferred and common stockholders. The terms of debt securities or borrowings could impose significant restrictions on our operations. The capital markets are currently experiencing, and may continue to experience in the future, periods of upheaval that could impact the availability and cost of equity and debt financing.
Our principal uses of cash in recent periods have been funding our research and development activities and other personnel cost. Near-term capital requirements through 2024 leading to and supporting initial commercialization are estimated to total approximately $10.0 million and include further research and development to enable us to obtain the required regulatory approvals, manufacturing, commercialization and wide-scale marketing for our Lumee Oxygen and Lumee Glucose devices. Our future capital requirements will depend on many factors, including our revenue growth rate, the timing and the amount of cash received from our customers, the expansion of sales and marketing activities, the timing and extent of spending to support development efforts. In the future, we may enter into arrangements to acquire or invest in complementary businesses, products, and technologies. We may be required to seek additional equity or debt financing. In the event that we require additional financing we may not be able to raise such financing on acceptable terms or at all. If we are unable to raise additional capital or generate cash flows necessary to continue our research and development and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, and financial condition. If adequate funds are not available, we may need to reconsider our production investments, the pace of our production ramp-up, expansion plans or limit our research and development activities, which could have a material adverse impact on our business prospects and results of operations.
Cash Flow Summary
The following table summarizes our cash flows for the periods presented (in thousands):
	Year Ended December 31,
	2023	2022
Net cash provided by (used in):
Operating activities	$(4,402)	$(7,702)
Investing activities	$(2)	$—
Financing activities	$4,468	$6,924

Operating Activities
Cash used in operating activities for the year ended December 31, 2023 of $4.4 million was primarily driven by our net loss of $10.3 million, adjusted for non-cash charges of $4.3 million and net cash inflows of $1.6 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of non-cash interest expense of $4.3 million, partially offset by change in the fair value of related party convertible loan of $0.02 million. The main drivers of the cash inflows from the changes in operating assets and liabilities was primarily related to an increase in accounts payable of $0.5 million and an increase accrued liabilities of $1.1 million, along with an increase in prepaid expenses and other current assets of $0.1 million.
Cash used in operating activities for the year ended December 31, 2022 of $7.7 million was primarily driven by our net loss of $20.2 million, adjusted for non-cash charges of $11.6 million and net cash inflows of $0.9 million provided by changes in our operating assets and liabilities. Non-cash charges primarily consisted of loss on extinguishment of convertible notes, net of $8.8 million, non-cash interest expense of $ 6.3 million, loss on early termination of operating lease of $1.7 million, amortization of operating lease right-of-use asset of $0.6 million, depreciation and amortization of $0.1 million and stock-based compensation expense of $0.1 million, offset by a gain on change in fair value of derivative liability of $2.0 million and TDR gain on Senior notes of $4.0 million. The main drivers of the cash inflows from the changes in operating assets and liabilities were related to an increase in accounts payable of $0.7 million and an increase in accrued liabilities of $0.6 million, offset by a decrease in operating lease liability of $0.4 million.
Investing Activities
Cash used by investing activities was less than $0.01 million for the year ended December 31, 2023, which consisted primarily of purchases of software during the year, compared with $0 cash used for investing activities for the year ended December 31, 2022.
Financing Activities
Cash provided by financing activities was $4.5 million for the year ended December 31, 2023, which consisted primarily of net proceeds from the issuance of senior notes of $3.2 million, issuance of our September 2023 Convertible Loan of $1.6 million and issuance of promissory notes of $0.4 million, and proceeds from the issuance of common stock upon exercise of stock options of $0.02 million, offset by payment of deferred offering costs of $0.6 million and repayment of related party promissory notes of $0.2 million.
Cash provided by financing activities was $6.9 million for the year ended December 31, 2022, which consisted primarily of gross proceeds from the issuance of senior notes of $7.7 million and proceeds from issuance of related party promissory notes of $0.3 million, offset by repayment of 2022 Senior Notes of $0.2 million, repayment of related party promissory notes of $0.1 million and payment of deferred offering costs of $0.8 million.
Contractual Obligations
The following table summarizes our contractual obligations as of December 31, 2023, and the years in which these obligations are due (in thousands):
	Total	2024	Thereafter
Convertible notes	$16,316	$16,832	$—
Tasly Convertible Debt	1,714	1,739	—
Senior notes	20,155	20,155	—
Promissory Notes	849	849	—
PPP Loan	1,362	1,362	—
Total contractual obligations	$40,396	$40,937	$—
Critical Accounting Estimates
We prepare our consolidated financial statements in accordance with U.S. GAAP, which requires our management to make estimates that affect the reported amounts of assets, liabilities and disclosures of contingent assets and liabilities at the balance sheet dates, as well as the reported amounts of revenues and expenses during the reporting periods. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations would be affected. We base our estimates on our own historical experience and other assumptions that we believe are reasonable after taking account of our circumstances and expectations for the future based on available information. We evaluate these estimates on an ongoing basis.
We consider an accounting estimate to be critical if: (i) the accounting estimate requires us to make assumptions about matters that were highly uncertain at the time the accounting estimate was made, and (ii) changes in the estimate that are reasonably likely to occur from period to period or use of different estimates that we reasonably could have used in the current period, would have a material impact on our financial condition or results of operations. There are items within our financial statements that require estimation but are not deemed critical, as defined above.
For a detailed discussion of our significant accounting policies and related judgments, see “Note 2. Summary of Significant Accounting Policies” in the accompanying notes to consolidated financial statements included elsewhere in this Registration statement.
Recent Accounting Pronouncements
See the section titled “Recent Accounting Pronouncements” in Note 2 of the notes to our audited consolidated financial statements included in this Report for more information.

BENEFICIAL OWNERSHIP
The following table shows the beneficial ownership of NorthView Common Stock as of December 31, 2023 by:
•	each person known by NorthView to beneficially own more than 5% of the outstanding NorthView Common Stock;
•	each of NorthView’s named executive officers and directors; and
•	all of NorthView’s executive officers and directors as a group.
Unless otherwise indicated, NorthView believes that all persons named in the table have sole voting and investment power with respect to all shares beneficially owned by them. Except as otherwise noted herein, the number and percentage of NorthView Common Stock beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any Profusa Common Stock as to which the holder has sole or shared voting power or investment power and also any NorthView Common Stock which the holder has the right to acquire within 60 days of December 31, 2023 through the exercise of any option, conversion or any other right.
As of December 31, 2023, there were 6,027,219 shares of NorthView Common Stock outstanding.
	NorthView Common Stock
	Number of Shares Beneficially Owned	Approximate Percentage of Outstanding Common Stock
Name of Beneficial Owner(1)
Executive Officers and Directors:
Jack Stover(4)	4,743,750	78.7%
Fred Knechtel(4)	4,743,750	78.7%
Peter O’Rourke(4)	—	—
Ed Johnson(4)	—	—
Lauren Chung(4)	—	—
All directors and executive officers as a group (five individuals)	4,743,750	78.7%
*	Represents less than 1%
(1)	Unless otherwise noted, the business address of each of the following entities or individuals 207 West 25th St, 9th Floor, New York, NY 10001.
(2)	Interests shown consist solely of founder shares.
(3)
Shares are held by NorthView Sponsor I, LLC, a limited liability company, of which Messrs. Stover and Knechtel are the managers. Members of this limited liability company include certain officers and directors of the company. Messrs. Stover and Knechtel disclaim beneficial ownership of the reported shares other than to the extent of their ultimate pecuniary interest therein.

(4)
Does not include any securities held by NorthView Sponsor I, LLC, a limited liability company, of which each person is a direct or indirect member. Each such person disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein.

The following table shows the beneficial ownership of New Profusa Common Stock following the consummation of the Business Combination by:
•	each person known to New Profusa who will beneficially own more than 5% of the New Profusa Common Stock issued and outstanding immediately after the consummation of the Business Combination;
•	each person who will become an executive officer or a director of New Profusa upon consummation of the Business Combination;
•	all of the executive officers and directors of New Profusa as a group upon consummation of the Business Combination; and
•	NorthView Sponsor, LLC.
Except as otherwise noted herein, the number and percentage of New Profusa Common Stock beneficially owned is determined in accordance with Rule 13d-3 of the Exchange Act, and the information is not necessarily indicative of beneficial ownership for any other purpose. Under such rule, beneficial ownership includes any New Profusa Common Stock as to which the holder has sole or shared voting power or investment power and also any New Profusa Common Stock which the holder has the right to acquire within 60 days of the consummation of the Business Combination through the exercise of any option, warrant or any other right.
The expected beneficial ownership of New Profusa Common Stock post-Business Combination assumes the maximum redemption scenario such that 27,677,753 shares of common stock are outstanding following the Closing.
Unless otherwise noted, the business address of each beneficial owner is c/o Profusa, Inc., 5959 Horton St #450, Emeryville, CA 94608.
	Post-Business Combination
Name of Beneficial Owner	Number	Percentage
Executive Officers and Directors:
Ben Hwang, Ph.D.(1)	783,445	2.8%
Fred Knechtel(2)	9,906,250	30.2%
Rajesh Asarpota	—	—%
Lauren Chung(3)	—	—%
Peter O’Rourke(3)	—	—%
Jack Stover(2)	9,906,250	30.2%
All directors and executive officers as a group (six individuals)	10,689,695	32.3%
NorthView Sponsor, LLC(4)	4,753,750	32.3%
Five Percent or More Holders:
BC hSensor Limited(5)	2,326,770	8.4%
Tasly (International) Healthcare Capital Company Limited(6)	1,376,600	5.0%
(1)
Consists of (i) 432,010 shares of New Profusa Common Stock issuable in exchange for Profusa capital stock and (ii) 305,315 shares of New Profusa Common Stock issuable upon conversion of convertible notes held by Samantha Chiu.

(2)
Shares are held by NorthView Sponsor I, LLC, a limited liability company, of which Messrs. Stover and Knechtel are the managers. Members of this limited liability company include certain officers and directors of the company. Messrs. Stover and Knechtel disclaim beneficial ownership of the reported shares other than to the extent of their ultimate pecuniary interest therein.

(3)
Does not include any securities held by NorthView Sponsor I, LLC, a limited liability company, of which each person is a direct or indirect member. Each such person disclaims beneficial ownership of the reported securities, except to the extent of his pecuniary interest therein.

(4)	The business address of NorthView Sponsor, LLC is: 207 West 25th St, 9th Floor, New York, NY 10001.
(5)
Consists of (i) 1,301,492 shares of New Profusa Common Stock issuable in exchange for Profusa capital stock held by BC hSensor Limited and (ii) 1,025,278 shares of New Profusa Common Stock issuable upon conversion of convertible notes held by BC hSensor Limited and 3E Bioventure Capital, L.P. (“3E Fund”). 3E Bioventures GP, L.P. (the “3E GP”) is the general partner of 3E Fund, and 3E Bioventures GP GP, LLC (“3E GP GP”) is the general partner of the 3E GP, the ultimate general partner of 3E Fund. Qianye Karen Liu, the sole director of 3E GP, and Yu Fang are members of 3E GP, and both of them may be deemed to hold shared voting and dispositive power over the shares held by 3E Fund and BC hSensor Limited. The business address of BC hSensor Limited, 3E Fund, 3E GP, Qianye Karen Liu and Yu Fang is: P.O. Box 4301, Road Town, Tortola, British Virgin Islands.

(6)
Consists of (i) 721,563 shares of New Profusa Common Stock issuable in exchange for Profusa capital stock held by Tasly (International) Healthcare Capital Company Limited, (ii) 398,379 shares of New Profusa Common Stock issuable upon conversion of convertible notes held by Tasly International BioInv Two Limited, and (iii) 256,658 shares of New Profusa Common Stock issuable upon conversion of the Tasly Convertible Debt. These entities are controlled by Tasly Pharmaceutical Group Co Ltd., a Shanghai Stock Exchange listed company. The business address of Tasly (International) Healthcare Capital Company Limited and Tasly International BioInv Two Limited is: Vistra Corporate Services Centre, Wickhams Cay II, Road Town, Tortola, VG1110, British Virgin Islands.

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
NorthView
See “NorthView Management’s Discussion and Analysis of Financial Condition and Results of Operations— Related Party Transactions.”
Profusa
Investor Rights Agreement
In May 2018, Profusa entered into an amended and restated investor rights agreement (the “IRA”) with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain affiliates of its directors, and certain of its executive officers. The IRA provides the holders of Profusa’s convertible preferred stock with certain registration rights, including the right to demand that Profusa files a registration statement or request that their shares be covered by a registration statement that Profusa is otherwise filing. The IRA also provides certain major stockholders with information rights and a right of first refusal with regard to certain issuances of Profusa’s capital stock. The IRA will terminate upon the closing of the merger.
Voting Agreement
In May 2018, Profusa entered into an amended and restated voting agreement (the “Voting Agreement”) with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain affiliates of its directors, and certain of its executive officers. Pursuant to the Voting Agreement, certain holders of its preferred stock and common stock have agreed to vote their shares in favor of the election of certain directors and specified transactions approved by the requisite number of the shares of its voting capital stock held by investors party thereto. The Voting Agreement will terminate upon the closing of the merger.
Right of First Refusal and Co-Sale Agreement
In May 2018, Profusa entered into an amended and restated right of first refusal and co-sale agreement (the “Co-Sale Agreement”) with certain holders of its preferred stock and common stock, including certain holders of 5% of its capital stock, and including certain affiliates of its directors, and certain of its executive officers. Pursuant to the Co-Sale Agreement, Profusa has a right of first refusal in respect of certain sales of securities by certain holders of its capital stock. To the extent Profusa does not exercise such right in full, certain holders of its preferred stock are granted certain rights of first refusal and co-sale in respect of such sales. The Co-Sale Agreement will terminate upon the closing of the merger.
APAC Joint Venture Term Sheet
In July 2020, Profusa entered into a Binding Term Sheet for APAC Joint Venture (the “Original Term Sheet”) with Carbis Bay Limited, BC hSensor Limited, and Tasly (International) Healthcare Capital Company Limited (collectively, the “Investors”), pursuant to which Profusa and the Investors are negotiating definitive transaction agreements for a joint venture (the “JV”) intended to commercialize Lumee Glucose and Lumee Oxygen (collectively, the “Licensed Products”) in the Asia Pacific region, which includes Greater China (which includes the People’s Republic of China (“China”), Hong Kong SAR, Macau SAR, Taiwan), South Korea, New Zealand, Australia and the 10 ASEAN countries (Brunei, Cambodia, Indonesia, Laos, Malaysia, Myanmar, the Philippines, Singapore, Thailand and Vietnam) (together the “Asia Pacific Region”). Subsequently, on May 10, 2023, Profusa and the Investors entered into Amendment Number One to Binding Term Sheet for APAC Joint Venture, which amended the Original Term Sheet (the Original Term Sheet, as so amended, the “Term Sheet”). Pursuant to the Term Sheet, Profusa and the Investors intend for Profusa to form the JV, initially to be wholly owned by Profusa. Profusa would grant the JV an irrevocable, exclusive, perpetual, sub-licensable and assignable license to its intellectual property to use, implement, develop, improve, manufacture, register, distribute, sell and promote the Licensed Products in the Asia Pacific Region. The term of the license would be perpetual. As up-front, lump-sum consideration for the license, the JV would issue to Profusa ordinary shares of the JV with value equal to $10 million, contingent upon an independent third-party valuation firm determining that the value of the license is no less than $10 million and a sub-licensing agreement to be entered into between certain of the Investors and the JV. Subject to certain closing conditions, Tasly Holding Group Co. Ltd. or its affiliates (collectively, “Tasly”) would then purchase 60% of the share capital of the JV from Profusa for $6 million, resulting in the JV being 60% owned by Tasly and 40% owned by Profusa. The JV would also pay Profusa 5%

royalties on sales, and 30% royalties on income from royalties, sub-licensing fees or collaboration payments received by the JV, with the definitive payment terms of such royalties and fees to be agreed in a written definitive agreement for the license. Between 18 and 36 months following the transfer of equity to Tasly, the Investors would also have an option to invest in preference shares of the JV at a pre-money valuation of $10 million, with allocations of investment amounts and ownership percentages in the JV among the Investors being 24.95% for each of Carbis Bay Limited, BC hSensor Limited and 50.1% for Tasly. The Term Sheet also contemplates that the definitive transaction documents would include provisions for the governance of the JV and the rights of Profusa and the Investors in respect thereof. If the definitive agreements required to consummate the APAC Joint Venture have not been executed or the JV has not been formed as of May 10, 2024, the Term Sheet will terminate automatically, unless otherwise extended by mutual agreement among the Company and the Investors. Further, if the definitive agreements required to consummate the APAC Joint Venture are under negotiation as of May 10, 2024, the Term Sheet shall not expire and shall remain in effect. It is necessary for the APAC Joint Venture to close in order to complete the Business Combination, as the APAC Joint Venture is a condition of the financing transaction.
Tasly Convertible Debt
In June 2023, Profusa entered into a short-term loan agreement with Tasly (International) Healthcare Investment & Development Company Limited, a shareholder of Profusa, which it may borrow up to $1.6 million, of which $1.0 million was borrowed on June 26, 2023, and the remainder was available to be borrowed by August 31, 2023 (the “Tasly Convertible Debt”). The loan bears interest at a rate of 12% per annum and matured on December 31, 2023, subject to the parties' decision to extend. Upon occurrence of certain events of default by Profusa, including failure to repay in full the amounts owed at maturity, the lender will have an option to convert the entire outstanding balance and accrued but unpaid interest under the Tasly Convertible Debt into senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023. In the event Profusa fails to complete the Merger, the lender will have an option to convert the entire outstanding balance and accrued but unpaid interest under the Tasly Convertible Debt into either (i) senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023, or (ii) the Company’s common stock at a conversion price of $1.92 per share.
Profusa elected to apply the fair value option to account for the Tasly Convertible Debt. Accordingly, no features of the Tasly Convertible Debt are bifurcated and separately accounted for. The fair value of the Tasly Convertible Debt was $1.003 million at issuance and $1.004 million as of December 31, 2023, respectively. Accrued stated interest on the Tasly Convertible Debt was less than $0.1 million for the year ended December 31, 2023.
Equity Grants to Executive Officers and Directors
Profusa has granted stock options to its executive officers and certain directors, as more fully described in the section titled “Management of Profusa—Executive and Director Compensation of Profusa.”
Director and Executive Officer Compensation
Please see the sections titled “Management of Profusa—Executive and Director Compensation of Profusa” for information regarding the compensation of Profusa’s executive officers and directors.
Severance Arrangements
Profusa has entered into severance arrangements with certain of its executive officers. For more information regarding these agreements, see the section titled “Management of Profusa—Executive and Director Compensation of Profusa—Additional Narrative Disclosure—Severance Arrangements.”
Indemnification Agreements
In connection with the Business Combination, New Profusa intends to enter into new indemnification agreements with each of New Profusa’s directors and executive officers that are not already party to indemnification agreements with New Profusa. The indemnification agreements, New Profusa’s amended and restated certificate of incorporation and New Profusa’s amended and restated bylaws will require New Profusa to indemnify its directors to the fullest extent not prohibited by Delaware law. Subject to certain limitations, New Profusa’s amended and restated bylaws also require it to advance expenses incurred by the combined company’s directors and officers.

DESCRIPTION OF NEW PROFUSA CAPITAL STOCK
As a result of the Business Combination, NorthView Holders and Profusa shareholders who receive New Profusa Common Stock in the Business Combination will become New Profusa stockholders. Your rights as New Profusa stockholders will be governed by the laws of the State of Delaware and New Profusa’s certificate of incorporation. The following description of the material terms of New Profusa’s capital stock, including New Profusa Common Stock to be issued in the Business Combination, reflects the anticipated state of affairs upon completion of the Business Combination. We urge you to read the applicable provisions of Delaware law and New Profusa’s forms of certificate of incorporation carefully and in their entirety because they describe your rights as a holder of New Profusa Common Stock.
General
New Profusa’s amended and restated certificate of incorporation will authorize 300,000,000 shares of common stock, $0.0001 par value per share, and 5,000,000 shares of undesignated preferred stock, $0.0001 par value per share, the rights, preferences and privileges of which may be designated from time to time by our board of directors.
Common Stock
Dividend Rights
Subject to preferences that may apply to shares of preferred stock outstanding at the time, the holders of outstanding shares of New Profusa Common Stock will be entitled to receive dividends out of funds legally available if New Profusa’s board of directors, in its discretion, determines to issue dividends and only then at the times and in the amounts that New Profusa’s board of directors may determine.
Voting Rights
The holders of New Profusa Common Stock will be entitled to one vote per share. Stockholders will not have the ability to cumulate votes for the election of directors. New Profusa’s amended and restated certificate of incorporation and bylaws will provide for a classified board of directors consisting of three classes of approximately equal size, each serving staggered three-year terms. Only one class of directors will be elected at each annual meeting of New Profusa’s stockholders, with the other classes continuing for the remainder of their respective three-year terms.
No Preemptive or Similar Rights
New Profusa Common Stock will not be entitled to preemptive rights and will not be subject to redemption or sinking fund provisions.
Right to Receive Liquidation Distributions
Upon New Profusa’s liquidation, dissolution or winding-up, the assets legally available for distribution to New Profusa’s stockholders would be distributable ratably among the holders of New Profusa Common Stock and any participating preferred stock outstanding at that time, subject to prior satisfaction of all outstanding debt and liabilities and the preferential rights of and the payment of liquidation preferences, if any, on any outstanding shares of preferred stock.
Preferred Stock
Pursuant to New Profusa’s amended and restated certificate of incorporation, New Profusa’s board of directors will be authorized, subject to limitations prescribed by Delaware law, to issue preferred stock in one or more series, to establish from time to time the number of shares to be included in each series and to fix the designation, powers, preferences and rights of the shares of each series and any of its qualifications, limitations or restrictions, in each case without further vote or action by New Profusa’s stockholders. New Profusa’s board of directors can also increase or decrease the number of shares of any series of preferred stock, but not below the number of shares of that series then outstanding, without any further vote or action by New Profusa’s stockholders. New Profusa’s board of directors may authorize the issuance of preferred stock with voting or conversion rights that could adversely affect the voting power or other rights of the holders of New Profusa Common Stock. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions and other corporate purposes, could, among other things, have the effect of delaying, deferring or preventing a change in New Profusa’s control and might adversely affect the market price of New Profusa Common Stock and the voting and other rights of the holders of our common stock.
Anti-Takeover Provisions
The provisions of the DGCL, New Profusa’s amended and restated certificate of incorporation and New Profusa’s bylaws could have the effect of delaying, deferring or discouraging another person from acquiring control of New Profusa. These provisions, which are summarized below, are expected to discourage certain types of coercive takeover practices and inadequate takeover bids and encourage persons seeking to acquire control of New Profusa to first negotiate with New Profusa’s board of directors. New Profusa believes that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire New Profusa because negotiation of these proposals could result in an improvement of their terms.
Section 203 of the DGCL
New Profusa is subject to the provisions of Section 203 of the DGCL regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a three-year period following the date that this stockholder becomes an interested stockholder, unless the business combination is approved in a prescribed manner. Under Section 203, a business combination between a corporation and an interested stockholder is prohibited unless it satisfies one of the following conditions:
•
before the stockholder became interested, New Profusa’s board of directors approved either the business combination or the transaction, which resulted in the stockholder becoming an interested stockholder;

•
upon consummation of the transaction, which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of New Profusa outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, shares owned by persons who are directors and also officers, and employee stock plans in some instances, but not the outstanding voting stock owned by the interested stockholder; or

•
at or after the time the stockholder became interested, the business combination was approved by our board and authorized at an annual or special meeting of the stockholders by the affirmative vote of at least two-thirds of the outstanding voting stock, which is not owned by the interested stockholder.

Section 203 defines a business combination to include:
•	any merger or consolidation involving the corporation and the interested stockholder;
•	any sale, transfer, lease, pledge or other disposition involving the interested stockholder of 10% or more of the assets of the corporation;
•	subject to exceptions, any transaction that results in the issuance of transfer by the corporation of any stock of the corporation to the interested stockholder;
•
subject to exceptions, any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; and

•	the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation.
In general, Section 203 defines an interested stockholder as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by the entity or person.
Certificate of Incorporation and Bylaw Provisions
New Profusa’s amended and restated certificate of incorporation and New Profusa’s bylaws will include a number of provisions that may have the effect of deterring hostile takeovers, or delaying or preventing changes in control of New Profusa’s management team or changes in New Profusa’s board of directors or New Profusa’s governance or policy, including the following:
Board Vacancies
New Profusa’s amended and restated certificate of incorporation and bylaws will authorize generally only New Profusa’s board of directors to fill vacant directorships resulting from any cause or created by the expansion of New Profusa’s board of directors. In addition, the number of directors constituting New Profusa’s board of directors may be set only by resolution adopted by a majority vote of New Profusa’s entire board of directors. These provisions prevent a stockholder from increasing the size of New Profusa’s board of directors and gaining control of New Profusa’s board of directors by filling the resulting vacancies with its own nominees.
Classified Board
New Profusa’s amended and restated certificate of incorporation and bylaws will provide that its board of directors is classified into three classes of directors. The existence of a classified board of directors could delay a successful tender offeror from obtaining majority control of New Profusa’s board of directors, and the prospect of that delay might deter a potential offeror.
Directors Removed Only for Cause
New Profusa’s amended and restated certificate of incorporation will provide that stockholders may remove directors only for cause.
Supermajority Requirements for Amendments of New Profusa’s Amended and Restated Certificate of Incorporation and Bylaws
New Profusa’s amended and restated certificate of incorporation will further provide that the affirmative vote of holders of at least 75% of the voting power of New Profusa’s outstanding common stock is required to amend certain provisions of New Profusa’s amended and restated certificate of incorporation, including provisions relating to the classified board, the size of the board of directors, removal of directors, special meetings, actions by written consent and designation of our preferred stock. The affirmative vote of holders of at least 75% of the voting power of New Profusa’s outstanding common stock are required to amend or repeal New Profusa’s bylaws, although New Profusa’s bylaws may be amended by a simple majority vote of New Profusa’s board of directors.
Stockholder Action; Special Meetings of Stockholders
New Profusa’s amended and restated certificate of incorporation will provide that New Profusa’s stockholders may not take action by written consent, but may only take action at annual or special meetings of stockholders. As a result, holders of New Profusa’s capital stock would not be able to amend New Profusa’s bylaws or remove directors without holding a meeting of stockholders called in accordance with New Profusa’s bylaws. New Profusa’s amended and restated certificate of incorporation and bylaws will provide that special meetings of stockholders may be called only by a majority of New Profusa’s board of directors, the chairperson of the board of directors, or New Profusa’s chief executive officer, thus prohibiting a stockholder from calling a special meeting. These provisions might delay the ability of New Profusa stockholders to force consideration of a proposal or for stockholders to take any action, including the removal of directors.
Advance Notice Requirements for Stockholder Proposals and Director Nominations
New Profusa’s bylaws will provide advance notice procedures for stockholders seeking to bring business before New Profusa’s annual meeting of stockholders or to nominate candidates for election as directors at New Profusa’s annual meeting of stockholders. To be timely, a stockholder’s notice generally must be delivered to New Profusa not later than the close of business on the 90th day nor earlier than the close of business on the 120th day prior to the first anniversary of the preceding year’s annual meeting of stockholders. New Profusa’s bylaws will also specify certain requirements regarding the form and content of a stockholder’s notice. With respect to nominations of persons for election to New Profusa’s board of directors, the notice shall provide information about the nominee, including, among other things, name, age, address, principal occupation, ownership of New Profusa’s capital stock and whether they meet applicable independence requirements. With respect to the proposal of other business to be considered by New Profusa’s stockholders at an annual meeting, the notice shall provide a brief description of the business desired to be brought before the meeting, the text of the proposal or business, the reasons for conducting such business at the meeting and any material interest in such business by such stockholder and any beneficial owners and associated persons on whose behalf the notice is made, or the proposing persons. In addition, a stockholder’s notice must set forth certain information related to the proposing persons, including, among other things:
•	the name and address of the proposing persons;
•	information as to the ownership by the proposing persons of New Profusa capital stock and any derivative interest or short interest in any of New Profusa’s securities held by the proposing persons;
•	information as to any material relationships and interest between the proposing persons and New Profusa, any of New Profusa’s affiliates and any of New Profusa’s principal competitors;
•
a representation that the stockholder is a holder of record of New Profusa’s stock entitled to vote at that meeting and that the stockholder intends to appear in person or by proxy at the meeting to propose such nomination or business; and

•
a representation whether the proposing persons intend or are part of a group which intends to deliver a proxy statement or form of proxy to holders of at least the percentage of outstanding New Profusa Common Stock required to elect the nominee or carry the proposal.

These provisions may preclude New Profusa’s stockholders from bringing matters before our annual meeting of stockholders or from making nominations for directors at New Profusa’s annual meeting of stockholders.
No Cumulative Voting
The DGCL provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless a corporation’s certificate of incorporation provides otherwise. New Profusa’s amended and restated certificate of incorporation and bylaws will not provide for cumulative voting.
Issuance of Undesignated Preferred Stock
New Profusa’s board will have the authority, without further action by the stockholders, to issue up to 5,000,000 shares of undesignated preferred stock with rights and preferences, including voting rights, designated from time to time by New Profusa’s board of directors. The existence of authorized but unissued shares of preferred stock enables New Profusa’s board of directors to render more difficult or to discourage an attempt to obtain control of New Profusa by means of a merger, tender offer, proxy contest or otherwise.
Exclusive Forum
New Profusa’s amended and restated certificate of incorporation will provide that, unless New Profusa consents in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (1) any derivative action or proceeding brought on New Profusa’s behalf under Delaware law, (2) any action asserting a claim of breach of a fiduciary duty owed by any of New Profusa’s directors, officers or other employees to New Profusa or its stockholders, (3) any action asserting a claim against New Profusa or any of its directors, officers or other employees arising pursuant to any provision of the Delaware General Corporation Law or New Profusa’s amended and restated certificate of incorporation or bylaws, (4) any other action against New Profusa or any of its directors, officers or other employees asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware) or (5) any other action asserting an “internal corporate claim,” as defined in Section 115 of the Delaware General Corporation Law, in all cases subject to the court having jurisdiction over indispensable parties named as defendants. These exclusive-forum provisions do not apply to claims under the Securities Act or the Exchange Act. Any person or entity purchasing or otherwise acquiring any interest in New Profusa’s securities shall be deemed to have notice of and consented to this provision.
Transfer Agent and Registrar
The transfer agent and registrar for our common stock is Continental Stock Transfer & Trust Company. The transfer agent’s address is 1 State Street, 30th floor, New York, NY 10004.

COMPARISON OF STOCKHOLDER RIGHTS
	NorthView	New Profusa
SHAREHOLDER APPROVAL OF BUSINESS COMBINATIONS
Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

The DGCL also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the DGCL.

Generally, under the DGCL, completion of a merger, consolidation, dissolution, or the sale, lease, or exchange of substantially all of a corporation’s assets requires approval by the board of directors and by a majority (unless the certificate of incorporation requires a higher percentage) of outstanding stock of the corporation entitled to vote.

Mergers in which less than 20% of the acquirer’s stock is issued generally do not require acquirer stockholder approval. Mergers in which one corporation owns 90% or more of a second corporation may be completed without the vote of the second corporation’s board of directors or stockholders.

The DGCL also requires a special vote of stockholders in connection with a business combination with an “interested stockholder” as defined in section 203 of the DGCL.

SPECIAL VOTE REQUIRED FOR COMBINATIONS WITH INTERESTED SHAREHOLDERS
Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in specified corporate transactions (such as mergers, stock and asset sales, and loans) with an “interested stockholder” for three years following the time that the stockholder becomes an interested stockholder. Subject to specified exceptions, an “interested stockholder” is a person or group that owns 15% or more of the corporation’s outstanding voting stock (including any rights to acquire stock pursuant to an option, warrant, agreement, arrangement, or understanding, or upon the exercise of conversion or exchange rights, and stock with respect to which the person has voting rights only), or is an affiliate or associate of the corporation and was the owner of 15% or more of the voting stock at any time within the previous three years.

SHAREHOLDER RIGHTS PLAN	Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution,	Under the DGCL, the certificate of incorporation of a corporation may give the board of directors the right to issue new classes of preferred shares with voting, conversion, dividend distribution,

	NorthView	New Profusa

and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

and other rights to be determined by the board of directors at the time of issuance, which could prevent a takeover attempt and thereby preclude stockholders from realizing a potential premium over the market value of their shares.

In addition, Delaware law does not prohibit a corporation from adopting a stockholder rights plan, or “poison pill,” which could prevent a takeover attempt and also preclude stockholders from realizing a potential premium over the market value of their shares.

APPRAISAL RIGHTS
Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

Under the DGCL, a stockholder of a corporation participating in some types of major corporate transactions may, under varying circumstances, be entitled to appraisal rights pursuant to which the stockholder may receive cash in the amount of the fair market value of his or her shares in lieu of the consideration he or she would otherwise receive in the transaction.

SHAREHOLDER CONSENT TO ACTION WITHOUT MEETING
Under the DGCL, unless otherwise provided in a corporation’s certificate of incorporation, any action that may be taken at a meeting of stockholders may be taken without a meeting, without prior notice, and without a vote if the holders of outstanding stock, having not less than the minimum number of votes that would be necessary to authorize such action, consent in writing.
New Profusa’s certificate of incorporation will prohibit New Profusa’s stockholders from taking action by written consent without a meeting.

MEETINGS OF SHAREHOLDERS
NorthView’s bylaws provide that annual meetings of stockholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. NorthView’s bylaws provide that a special meeting of the stockholders of NorthView may be called only by the Chairman of the Board of Directors of NorthView, Chief Executive Officer, or the Board pursuant to a resolution adopted by a majority of the Board, and may not be called by any other person.

New Profusa’s bylaws will provide that annual meeting of stockholders are to be held on a date and at a time fixed by the board of directors. Under the DGCL, a special meeting of stockholders may be called by the board of directors or by any other person authorized to do so in the certificate of incorporation or the bylaws. New Profusa’s bylaws will provide that a special meeting of the stockholders of New Profusa may be called only by the Chairman of the Board of Directors of NorthView, Chief Executive Officer, or the Board, and may not be called by any other person.

	NorthView	New Profusa

Under the DGCL, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. NorthView Bylaws provide that at a stockholders meeting the holders of shares of outstanding capital stock of NorthView representing a majority of the voting power of all outstanding shares of capital stock of NorthView entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting.

Under the DGCL, a corporation’s certificate of incorporation or bylaws can specify the number of shares that constitute the quorum required to conduct business at a meeting, provided that in no event shall a quorum consist of less than one-third of the shares entitled to vote at a meeting. New Profusa’s Bylaws will provide that at a stockholders meeting the holders of shares of outstanding capital stock of New Profusa representing a majority of the voting power of all outstanding shares of capital stock of New Profusa entitled to vote at such meeting shall constitute a quorum for the transaction of business at such meeting.

DISTRIBUTIONS AND DIVIDENDS; REPURCHASES AND REDEMPTIONS
Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

• surplus of the corporation, which is defined as net assets less statutory capital; or

• if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if

Under the DGCL, the board of directors, subject to any restrictions in the corporation’s certificate of incorporation, may declare and pay dividends out of:

• surplus of the corporation, which is defined as net assets less statutory capital; or

• if no surplus exists, out of the net profits of the corporation for the year in which the dividend is declared and/or the preceding year.

If, however, the capital of the corporation has been diminished by depreciation in the value of its property, or by losses, or otherwise, to an amount less than the aggregate amount of capital represented by the issued and outstanding stock of all classes having a preference upon the distribution of assets, the board of directors shall not declare and pay dividends out of the corporation’s net profits until the deficiency in the capital has been repaired.

Under the DGCL, any corporation may purchase or redeem its own shares, except that generally it may not purchase or redeem these shares if such repurchase or redemption would impair the capital of the corporation. A corporation may, however, purchase or redeem out of capital any of its own shares which are entitled upon any distribution of its assets to a preference over another class or series of its shares if

	NorthView	New Profusa

such shares will be retired and the capital reduced.

Pursuant to the NorthView Amended and Restated Certificate of Incorporation, NorthView will provide all holders of shares of Common Stock included as part of the units sold in the IPO with the opportunity to have their shares redeemed upon the consummation of the Business Combination for cash equal to the applicable redemption price per share; provided, however, that the NorthView will only redeem or repurchase such shares so long as (after such redemption) NorthView’s net tangible assets will be at least $5,000,001 either immediately prior to or upon the consummation of the Business Combination. It is a condition to Profusa closing under the Merger Agreement, however, that New Profusa has, in the aggregate, at least $15,000,000 of available cash upon the consummation of the Business Combination.

such shares will be retired and the capital reduced.

Under New Profusa’s certificate of incorporation, the dividend rights of holders of New Profusa’s common stock will also be subject to the dividend rights, if any, of any preferred stock of New Profusa. New Profusa’s certificate of incorporation will not provide for the redemption of common stock. Preferred stock of New Profusa, if any, may be entitled to redemption rights.

NUMBER OF DIRECTORS
A typical certificate of incorporation and bylaws would provide that the number of directors on the board of directors will be fixed from time to time by a vote of the majority of the authorized directors. The Board consists of five directors, divided into three classes, with only one class of directors being elected in each year, and each class serving a three-year term.

New Profusa’s certificate of incorporation will provide that the number of directors that shall constitute the entire board of directors shall not be less than five (5) nor more than seven (7). Within such limit, the number of members of the entire board of directors shall be fixed, from time to time, exclusively by New Profusa’s board of directors in accordance with New Profusa’s bylaws, subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any. Upon consummation of the Business Combination, New Profusa’s board of directors will consist of five directors, divided into three classes, with only one class of directors being elected in each year, and each class serving a three-year term.

VACANCIES ON BOARD OF DIRECTORS
The NorthView Amended and Restated Certificate of Incorporation provides that any newly created directorships resulting from an increase in the number of directors and any vacancies on the Board may be filled solely and exclusively by a majority vote of the remaining directors then in office, even if less than a quorum,

New Profusa’s certificate of incorporation will provide that, subject to the rights of any preferred stock of New Profusa, any newly created directorships resulting from an increase in the number of directors and any vacancies on the board of directors may be filled solely and exclusively by a majority vote of the remaining directors

	NorthView	New Profusa

or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was added or in which the vacancy occurred and until such director’s successor has been duly elected and qualified.

then in office, even if less than a quorum, or by a sole remaining director (and not by stockholders). Any director so chosen shall hold office for the remainder of the full term of the class of directors in which the new directorship was added or in which the vacancy occurred and until such director’s successor has been duly elected and qualified.

REMOVAL OF DIRECTORS; STAGGERED TERM OF DIRECTORS
Under Delaware law, a board of directors can be divided into classes. The Board is divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. The NorthView Amended and Restated Certificate of Incorporation provides that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of NorthView’s stockholders entitled to vote generally in the election of directors, voting together as a single class.

Under Delaware law, a board of directors can be divided into classes. The New Profusa board of directors will be divided into three classes, with only one class of directors being elected in each year and each class serving a three-year term. New Profusa’s certificate of incorporation will provide that directors may be removed from office at any time, but only for cause and only by the affirmative vote of holders of a majority of New Profusa’s stockholders entitled to vote generally in the election of directors, voting together as a single class.

COMMITTEES	NorthView’s bylaws authorize the Board to designate one or more committees by resolution of the Board. Each committee is to consist of one or more directors.	New Profusa’s bylaws will authorize the board of directors to designate one or more committees by resolution of the board of directors. Each committee is to consist of one or more directors.

CUMULATIVE VOTING
Under the DGCL, a corporation may adopt in its certificate of incorporation that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion. NorthView has not adopted cumulative voting rights.

Under the DGCL, a corporation may adopt in its certificate of incorporation that its directors shall be elected by cumulative voting. When directors are elected by cumulative voting, a stockholder has a number of votes equal to the number of shares held by such stockholder multiplied by the number of directors nominated for election. The stockholder may cast all of such votes for one director or among the directors in any proportion. New Profusa will not adopt cumulative voting rights.

AMENDMENT OF GOVERNING DOCUMENTS
Under the DGCL, a certificate of incorporation may be amended if:

• the board of directors sets forth the proposed amendment in a resolution, declares the advisability of the amendment and directs that it be submitted to a vote at a meeting of stockholders; and

New Profusa’s certificate of incorporation will provide that in addition to any other vote required by law, and subject to the rights of any preferred stock of New Profusa, the amendment of certain provisions of New Profusa’s certificate of incorporation will require the approval of at least 75% of the voting power of all then outstanding shares of capital stock of New Profusa entitled to vote generally in

	NorthView	New Profusa

• the holders of at least a majority of shares of stock entitled to vote on the matter approve the amendment, unless the certificate of incorporation requires the vote of a greater number of shares.

In addition, under the DGCL, class voting rights exist with respect to amendments to the charter that adversely affect the terms of the shares of a class. Class voting rights do not exist as to other extraordinary matters, unless the charter provides otherwise.

Under the DGCL, the board of directors may amend a corporation’s bylaws if so authorized in the charter. The stockholders of a Delaware corporation also have the power to amend bylaws.

the election of directors, voting together as a single class.

New Profusa’s bylaws will be able to be amended by New Profusa’s board of directors, but any amendment of New Profusa’s bylaws by the stockholders of New Profusa will require the approval of at least 75% of the voting power of all then outstanding shares of capital stock of New Profusa entitled to vote generally in the election of directors, voting together as a single class.

INDEMNIFICATION OF DIRECTORS AND OFFICERS
The DGCL generally permits a corporation to indemnify its directors and officers against expenses, judgments, fines and amounts paid in settlement actually and reasonably incurred in connection with a third-party action, other than a derivative action, and against expenses actually and reasonably incurred in the defense or settlement of a derivative action, provided that there is a determination made by the corporation that the individual acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation. Such determination shall be made, in the case of an individual who is a director or officer at the time of the determination:

• by a majority of the disinterested directors, even though less than a quorum;

• by a committee of disinterested directors designated by a majority vote of disinterested, directors, even though less than a quorum;

• by independent legal counsel, regardless of whether a quorum of disinterested directors exists; or

• by the stockholders.

Without court approval, however, no indemnification may be made in respect of
New Profusa’s certificate of incorporation will provide for indemnification of New Profusa’s directors and officers to the maximum extent permitted by the DGCL.

	NorthView	New Profusa

any derivative action in which an individual is adjudged liable to the corporation.

The DGCL requires indemnification of directors and officers for expenses relating to a successful defense on the merits or otherwise of a derivative or third-party action. The DGCL permits a corporation to advance expenses relating to the defense of any proceeding to directors and officers contingent upon those individuals’ commitment to repay any advances, unless it is determined ultimately that those individuals are entitled to be indemnified.

LIMITED LIABILITY OF DIRECTORS
Delaware law permits limiting or eliminating the monetary liability of a director to a corporation or its stockholders, except with regard to breaches of duty of loyalty, intentional misconduct, unlawful repurchases or dividends, or improper personal benefit.

New Profusa’s certificate of incorporation will provide that no director or officer of New Profusa shall be personally liable to New Profusa or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may subsequently be amended from time to time.

ADVANCE NOTIFICATION REQUIREMENTS FOR PROPOSALS OF SHAREHOLDERS
Under the NorthView bylaws, any stockholder may bring proper business before an annual meeting, including nominations to the board of directors, but only if the stockholder gives timely notice, in writing and proper form, of the stockholder’s intention to bring the business before the meeting.

Under the New Profusa bylaws, any stockholder may bring proper business before an annual meeting, including nominations to the board of directors, but only if the stockholder gives timely notice, in writing and proper form, of the stockholder’s intention to bring the business before the meeting, and such notice includes all information required by New Profusa’s bylaws.

SHAREHOLDERS’ SUITS
Under Delaware law, a stockholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the

Under Delaware law, a stockholder may bring a derivative action on a company’s behalf to enforce the rights of a company. An individual also may commence a class action lawsuit on behalf of himself or herself and other similarly situated stockholders if the requirements for maintaining a class action lawsuit under Delaware law are met. An individual may institute and maintain a class action lawsuit only if such person was a stockholder at the time of the transaction that is the subject of the lawsuit or his or her shares thereafter devolved upon him or her by operation of law. In addition, the

NorthView	New Profusa

plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

plaintiff must generally be a stockholder through the duration of the lawsuit.

Delaware law requires that a derivative plaintiff make a demand on the directors of the corporation to assert the corporate claim before the lawsuit may be prosecuted, unless such demand would be futile.

New Profusa’s certificate of incorporation will provide that the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of New Profusa under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of New Profusa to New Profusa or New Profusa’s stockholders, (iii) any action asserting a claim against New Profusa or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, New Profusa’s certificate of incorporation or bylaws, (iv) any action asserting a claim against New Profusa or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL.

SECURITIES ACT RESTRICTIONS ON RESALE OF NORTHVIEW’S SECURITIES
Pursuant to Rule 144 under the Securities Act (“Rule 144”), a person who has beneficially owned restricted New Profusa Common Stock for at least six months would be entitled to sell their securities provided that (i) such person is not deemed to have been an affiliate of New Profusa at the time of, or at any time during the three months preceding, a sale and (ii) New Profusa is subject to the Exchange Act periodic reporting requirements for at least three months before the sale and have filed all required reports under Section 13 or 15(d) of the Exchange Act during the twelve months (or such shorter period as New Profusa was required to file reports) preceding the sale.
Persons who have beneficially owned restricted New Profusa Common Stock shares for at least six months but who are affiliates of New Profusa at the time of, or at any time during the three months preceding, a sale, would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of securities that does not exceed the greater of:
•	1% of the total number of New Profusa Common Stock then outstanding; or
•	the average weekly reported trading volume of New Profusa Common Stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.
Sales by affiliates of New Profusa under Rule 144 are also limited by manner of sale provisions and notice requirements and to the availability of current public information about New Profusa.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding twelve months (or such shorter period that the issuer was required to file such reports and materials), other than Form 8-K reports; and

•	at least one year has elapsed from the time that the issuer filed current Form 10 type information with the SEC reflecting its status as an entity that is not a shell company.
We anticipate that following the consummation of the Business Combination, New Profusa will no longer be a shell company, and as a result, once the conditions set forth in the exceptions listed above are satisfied, Rule 144 will become available for the resale of the above noted restricted securities.
As a result, it is anticipated that the Sponsor will be able to sell its common stock and warrants, and any shares of New Profusa Common Stock received as a result thereof, as applicable, pursuant to Rule 144 without registration one year after we have completed our initial business combination.

MANAGEMENT OF NEW PROFUSA AFTER THE BUSINESS COMBINATION
References in this section to “we”, “our”, “us” and the “Company” generally refer to Profusa, prior to the Business Combination and New Profusa and its consolidated subsidiaries after giving effect to the Business Combination.
Management and Board of Directors
The following table sets forth the persons NorthView and Profusa anticipate will become the directors and executive officers of New Profusa.
Name	Age	Position
Directors and Executive Officers:
Ben C. Hwang, Ph.D.	57	Chairman of the Board; Chief Executive Officer
Fred Knechtel	63	Chief Financial Officer
Rajesh Asorpota	56	Director
Lauren Chung	48	Director
Peter O’Rourke	50	Director
Jack Stover	69	Director
A description of the business experience of Ben C. Hwang, Ph.D., is provided above under the heading“Management of Profusa–Executive Officers.”
A description of the business experience of Fred Knechtel, Lauren Chung, Peter O’Rourke, and Jack Stover, is provided above under the heading “Information about Northview–Directors and Executive Officers.”
Rajesh Asarpota – Mr. Asarpota is currently the chief financial officer at Augmedics, a company that has pioneered cutting-edge augmented reality technologies to improve surgical outcomes for spine surgery. Prior to Augmedics, he served at ApiJect as executive vice president, chief financial officer and head of technology. ApiJect is a medical technology company that seeks to revolutionize how medicines and vaccines are filled, finished and delivered. Prior to ApiJect, Asarpota served as executive vice president and chief financial officer with NuVasive, a global public company and leader in minimally invasive, procedurally integrated spine solutions. Prior to NuVasive, he spent two years in the private equity space at Imaging Advantage and Cole Parmer as executive vice president and chief financial officer. Imaging Advantage was acquired by Envision in 2015. In 2014, he served as the executive vice president and chief financial officer for Questcor Pharmaceuticals which was acquired by Mallinckrodt in a $5.6B transaction. Asarpota also spent a decade at Life Technologies, a global life sciences company where he was responsible for helping scale the organization, driving growth through organic and M&A channels. During his tenure, the company revenue grew from approximately $1B to more than $4B in 2014, leading to the company’s sale to Thermo Fisher for $13.6 billion that year. Prior to Life Technologies, Mr. Asarpota spent 11 years at GE in several finance leadership roles. Mr. Asarpota holds a M.B.A. from Marquette University and a Bachelor of Commerce from the University of Bombay. We believe that Mr. Asarpota is well-qualified to serve as a director of our company based on his healthcare focused experience.
Corporate Governance
We will structure our corporate governance in a manner NorthView and Profusa believe will closely align our interests with those of our stockholders following the Business Combination. Notable features of this corporate governance include:
•
we will have a majority of independent directors and independent director representation on our audit, compensation and nominating committees immediately following the consummation of the Business Combination, and our independent directors will meet regularly in executive sessions without the presence of our corporate officers or non-independent directors;

•	at least one of our directors will qualify as an “audit committee financial expert” as defined by the SEC; and
•	we will implement a range of other corporate governance practices, including implementing a robust director education program.

Classification of Board of Directors
Following completion of the Business Combination, New Profusa’s board of directors will consist of five members and be divided into three classes of directors that will serve staggered three-year terms. At each annual meeting of stockholders, a class of directors will be elected for a three-year term to succeed the same class whose term is then expiring. As a result, only one class of directors will be elected at each annual meeting of our stockholders, with the other classes continuing for the remainder of their respective three-year terms. Our directors will be divided among the three classes as follows:
•	the Class I director will be Lauren Chung, and her terms will expire at the first annual meeting of stockholders to be held after the completion of the Business Combination;
•	the Class II directors will be Jack Stover and Peter O’Rourke, and their terms will expire at the second annual meeting of stockholders to be held after the completion of the Business Combination; and
•	the Class III directors will be Ben Hwang and Rajesh Asarpota, and their terms will expire at the third annual meeting of stockholders to be held after the completion of the Business Combination.
The New Profusa Board intends for Dr. Hwang to serve as both Chairman of the Board and Chief Executive Officer of New Profusa following the completion of the Business Combination, and for Mr. O’Rourke to serve as the Lead Independent Director of New Profusa. The New Profusa Board believes that this strikes an appropriate balance between strong Company leadership with deep knowledge of New Profusa’s business through a combined Chairman of the Board and Chief Executive Officer role, and independent oversight through a Lead Independent Director position. More specifically, the New Profusa Board believes that the Lead Independent Director position helps maintain an appropriate level of independent checks and balances, enables independent oversight of management and encourages objective oversight of management’s performance, reinforcing the independence of the Board as a whole and enhancing its overall effectiveness. In the role of Lead Independent Director, Mr. O’Rourke will (i) preside over Board meetings at which the Chairman of the Board is not present, (ii) preside over executive sessions of the independent directors, (iii) serve as a liaison between the independent directors and the Chairman of the Board, (iv) be authorized to call meetings of the independent directors, (v) lead the New Profusa Board in discussions concerning our Chief Executive Officer’s performance and succession, (vi) consult with the Chairman of the Board regarding meeting agendas and meeting schedules for the Board, (vii) be available for consultation and direct communication if requested by major stockholders and (viii) perform such other duties as requested by the New Profusa Board.
While the New Profusa Board has concluded that this leadership structure is appropriate for us at this time, the New Profusa Nominating and Corporate Governance Committee will be charged with periodically reviewing the New Profusa Board’s leadership structure. With the committee’s support, the New Profusa Board will continue to regularly evaluate its leadership structure and may exercise its discretion to make changes designed to ensure an appropriate and effective framework of governance and accountability, taking into consideration the needs of New Profusa’s business and the long-term interests of New Profusa’s stockholders.
Each director’s term continues until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. New Profusa’s certificate of incorporation and bylaws to be in effect upon the completion of the Business Combination will authorize only New Profusa’s board of directors to fill vacancies on the board of directors. Any increase or decrease in the number of directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors. This classification of New Profusa’s board of directors may have the effect of delaying or preventing changes in control of New Profusa.
Independence of our Board of Directors
New Profusa currently expects that upon consummation of the Business Combination, four (4) of its five (5) directors will be independent directors and New Profusa’s Board will have an independent audit committee, nominating committee and compensation committee. We anticipate that will be “independent directors,” as defined in Nasdaq listing standards and applicable SEC rules.

Board Committees
Audit Committee
Our audit committee will be responsible for, among other things:
•	appointing, compensating, retaining, evaluating, terminating and overseeing our independent registered public accounting firm;
•	discussing with our independent registered public accounting firm their independence from management;
•	reviewing, with our independent registered public accounting firm, the scope and results of their audit;
•	approving all audit and permissible non-audit services to be performed by our independent registered public accounting firm;
•	overseeing the financial reporting process and discussing with management and our independent registered public accounting firm the annual financial statements that we file with the SEC;
•	overseeing our financial and accounting controls and compliance with legal and regulatory requirements;
•	reviewing our policies on risk assessment and risk management;
•	reviewing related person transactions; and
•	establishing procedures for the confidential anonymous submission of concerns regarding questionable accounting, internal controls or auditing matters.
Upon consummation of the Business Combination, we anticipate that New Profusa’s audit committee will consist of Lauren Chung(Chair), Rajesh Asarpota and Peter O’Rourke each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to audit committee membership. In addition, all of the audit committee members will meet the requirements for financial literacy under applicable SEC and Nasdaq rules and will qualify as an “audit committee financial expert,” as such term is defined in Item 407(d) of Regulation S-K. New Profusa’s Board will adopt a new written charter for the audit committee, which will be available on New Profusa’s website after adoption. The reference to New Profusa’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New Profusa’s website into this proxy statement/prospectus.
Compensation Committee
Our compensation committee will be responsible for, among other things:
•
reviewing and approving the corporate goals and objectives, evaluating the performance of and reviewing and approving, (either alone or, if directed by the board of directors, in conjunction with a majority of the independent members of the board of directors) the compensation of our Chief Executive Officer;

•	overseeing an evaluation of the performance of and reviewing and setting or making recommendations to our board of directors regarding the compensation of our other executive officers;
•	reviewing and approving or making recommendations to our board of directors regarding our incentive compensation and equity-based plans, policies and programs;
•	reviewing and approving all employment agreement and severance arrangements for our executive officers;
•	making recommendations to our board of directors regarding the compensation of our directors; and
•	retaining and overseeing any compensation consultants.
Upon consummation of the Business Combination, we anticipate that New Profusa’s compensation committee will consist of Rajesh Asarpota (Chair). Lauren Chung, and Peter O’Rourke, each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to compensation committee membership, including the heightened independence standards for members of a compensation committee. New Profusa’s Board will adopt a new written charter for the compensation committee, which will be available on New Profusa’s website after adoption. The reference to New Profusa’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New Profusa’s website into this proxy statement/prospectus.
Nominating Committee
Our nominating committee will be responsible for, among other things:
•	identifying individuals qualified to become members of our board of directors, consistent with criteria approved by our board of directors;
•	overseeing succession planning for our Chief Executive Officer and other executive officers;
•	periodically reviewing our board of directors’ leadership structure and recommending any proposed changes to our board of directors;
•	overseeing an annual evaluation of the effectiveness of our board of directors and its committees; and
•	developing and recommending to our board of directors a set of corporate governance guidelines.
Upon consummation of the Business Combination, we anticipate that New Profusa’s nominating committee will consist of Peter O’Rourke (Chair), Jack Stover and Lauren Chung, each of whom will qualify as independent directors according to the rules and regulations of the SEC and Nasdaq with respect to nominating committee membership. New Profusa’s Board will adopt a new written charter for the nominating committee, which will be available on New Profusa’s website after adoption. The reference to New Profusa’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New Profusa’s website into this proxy statement/prospectus.
Risk Oversight
Our board of directors is responsible for overseeing our risk management process. Our board of directors focuses on our general risk management strategy, the most significant risks facing us, and oversees the implementation of risk mitigation strategies by management. Our audit committee is also responsible for discussing our policies with respect to risk assessment and risk management. Our board of directors believes its administration of its risk oversight function has not negatively affected our board of directors’ leadership structure.
Code of Ethics
New Profusa’s Board will adopt a Code of Ethics applicable to our directors, executive officers and team members that complies with the rules and regulations of Nasdaq and the SEC. The Code of Ethics will be available on New Profusa’s website. In addition, New Profusa intends to post on the Corporate Governance section of its website all disclosures that are required by law or Nasdaq listing standards concerning any amendments to, or waivers from, any provision of the Code of Ethics. The reference to New Profusa’s website address in this proxy statement/prospectus does not include or incorporate by reference the information on New Profusa’s website into this proxy statement/prospectus.
Compensation of Directors and Officers
Following the Closing of the Business Combination, we expect New Profusa’s executive compensation program to reflect Profusa’s compensation policies and philosophies, as they may be modified and updated from time to time.
Following the Closing of the Business Combination, we expect that decisions with respect to the compensation of our executive officers, including our named executive officers, will be made by the compensation committee of the New Profusa Board. Profusa’s executive compensation programs for 2022 are further described above under “Management of Profusa—Profusa Executive Compensation” and “Management of Profusa—Profusa Director Compensation.”
Description of EIS and ESPP Plans
New Profusa will establish a 2022 equity incentive plan and 2022 employee stock purchase plan. Information about the plans will be disclosed in a subsequent filing prior to the consummation of the Business Combination.

SHARES ELIGIBLE FOR FUTURE SALE
Upon the Closing, New Profusa will have 300,000,000 New Profusa Common Stock authorized but unissued.
The following summarizes the pro forma Profusa common stock issued and outstanding immediately after the Business Combination, presented under the two scenarios listed above:
	Pro Forma Combined		Pro Forma Combined
	(Assuming No Redemptions)		(Assuming Maximum Redemptions)(1)
Shareholder	Shares	%	Shares	%
NorthView public shareholders(4)	4,002,696	14.0	3,147,500	11.4
NorthView other shareholders(2)	5,193,750	18.2	5,193,750	18.8
Former Profusa shareholders excluding acquirors of Profusa shares that will be converted into Transferred Shares(3)	13,000,000	45.6	13,000,000	47.0
Shares issued by NorthView to other parties(5)	661,503	2.3	661,503	2.4
Convertible Bridge Loan	675,000	2.4	675,000	2.4
Former Profusa shareholders who will have Profusa shares converted into Stock Subscription Shares and Transferred Shares(6)	5,000,000	17.5	5,000,000	18.0
Total Common Stock shares on the expected closing date of the Business Combination	28,532,949	100.0	27,677,753	100.0
(1)
Assumes redemptions of 299,829 common shares held by NorthView public stockholders subject to possible redemption in connection with the Business Combination at approximately $11.41 per share based on trust account figures as of March 22, 2024 after redemptions were made subsequent to December 31, 2023. Additionally, the no redemption scenario accounts for an additional 555,367 inducement shares being received by the non-redeeming NorthView public stockholders.

(2)	Includes Sponsor and Representative shares in NorthView.
(3)
Includes 7,811,037 shares expected to be issued to existing Profusa common and preferred shareholders and 7,283,512 shares expected to be issued to the holders of Profusa’s junior convertible notes and senior convertible notes under a no redemption scenario, and 378,613 shares reserved for Profusa option holders under each redemption scenario. Although a total of 18,000,000 shares are being issued as Merger Consideration (including 2,500,000 as Stock Subscription Shares, and not including 3,875,000 Earnout Shares) to Profusa securities holders, only 13,000,000 shares are reflected here as the 5,000,000 shares being issued as Merger Consideration to the acquirors of the Profusa shares that will be converted into either Transferred Shares or Stock Subscription Shares described in note (6) below are not included.

(4)	Includes 1,897,500 shares issuable pursuant to outstanding NorthView Rights.
(5)
Includes 506,503 shares issuable pursuant to the Business Combination Marketing Fee agreement and 155,000 shares issuable pursuant to warrants to be issued to HCW (as defined in this proxy statement/prospectus).

(6)
Includes shares held by Profusa shareholders that are (a) converted into 2,500,000 Transferred Shares and will be subject to the CSED as provided for in the binding term sheet with Vellar, and (b) converted into 2,500,000 Stock Subscription Shares, following the pre-closing Stock Subscription into Profusa in the amount of $5,000,000 as provided for in the binding term sheet with Vellar. For additional information on the Stock Subscription and CSED, see section entitled “Proposal 1: The Business Combination Proposal — The Background of the Business Combination — Background to Discussions with Financing Sources.”

For more information, see the section entitled “Unaudited Pro Forma Condensed Combined Financial Information.”
Sales of substantial amounts of the New Profusa Common Stock in the public market could adversely affect prevailing market prices of the New Profusa Common Stock. Prior to the Business Combination, there has been no public market for New Profusa Common Stock. New Profusa intends to apply for listing of the New Profusa Common Stock on Nasdaq, but New Profusa cannot assure you that Nasdaq will approve the New Profusa Common Stock for listing or that a regular trading market will develop in the New Profusa Common Stock.
Lock-Up and Registration Rights Agreements
Following the execution of the Merger Agreement, NorthView, Profusa, the Sponsor, certain other holders of NorthView Founder Shares and certain holders of shares of Profusa that will receive shares of NorthView Common Stock in connection with the Business Combination entered into a lock-up agreement (the “Lock-Up Agreement”) with NorthView, whereby those holders are prohibited from selling or transferring their shares of NorthView Common Stock for a period of eight months following the Closing, subject to early release of a portion of their shares upon the occurrence of certain milestones.
Following the execution of the Merger Agreement, NorthView, the Sponsor, certain other holders of NorthView Founder Shares and certain holders of shares of Profusa that will receive shares of NorthView Common Stock in connection with the Business Combination entered into an Amended and Restated Registration Rights Agreement

(the “Registration Rights Agreement”), which amended the terms of the Registration Rights Agreement entered into by NorthView, the Sponsor and certain other holders of NorthView Founder Shares on November 23, 2020 and pursuant to which NorthView is obligated to file a registration statement to register the resale of certain securities of NorthView held by such holders. The Registration Rights Agreement also provides such holders with “piggy-back” registration rights, subject to certain requirements and customary conditions.
Rule 144
All of the New Profusa Common Stock that will be outstanding upon the completion of the Business Combination, other than (a) the Public Shares and (b) those equity shares issued to Profusa shareholders in connection with the Business Combination , are “restricted securities” as that term is defined in Rule 144 under the Securities Act, and may be sold publicly in the United States only if they are subject to an effective registration statement under the Securities Act or pursuant to an exemption from the registration requirement such as those provided by Rule 144 and Rule 701 promulgated under the Securities Act. In general, beginning 90 days after the date of this proxy statement/prospectus, a person (or persons whose shares are aggregated) who, at the time of a sale, is not, and has not been during the three months preceding the sale, an affiliate of New Profusa and has beneficially owned New Profusa’s restricted securities for at least six months will be entitled to sell the restricted securities without registration under the Securities Act, subject only to the availability of current public information about New Profusa. Persons who are affiliates of New Profusa and have beneficially owned New Profusa’s restricted securities for at least six months may sell a number of restricted securities within any three-month period that does not exceed the greater of the following:
•	1% of the then outstanding equity shares of the same class; or
•	the average weekly trading volume of New Profusa Common Stock of the same class during the four calendar weeks preceding the date on which notice of the sale is filed with the SEC.
Sales by affiliates of New Profusa under Rule 144 are also subject to certain requirements relating to manner of sale, notice and the availability of current public information about New Profusa.
Restrictions on the Use of Rule 144 by Shell Companies or Former Shell Companies
Rule 144 is not available for the resale of securities initially issued by shell companies (other than business combination related shell companies) or issuers that have been at any time previously a shell company. However, Rule 144 also includes an important exception to this prohibition if the following conditions are met:
•	the issuer of the securities that was formerly a shell company has ceased to be a shell company;
•	the issuer of the securities is subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act;
•
the issuer of the securities has filed all Exchange Act reports and material required to be filed, as applicable, during the preceding 12 months (or such shorter period that the issuer was required to file such reports and materials); and

•
at least one year has elapsed from the time that the issuer filed Form 20-F type information with the SEC, which is expected to be filed promptly after completion of the Business Combination, reflecting its status as an entity that is not a shell company.

Rule 701
In general, under Rule 701 of the Securities Act as currently in effect, each of Profusa’s employees, consultants or advisors who purchases equity shares from New Profusa in connection with a compensatory stock plan or other written agreement executed prior to the completion of the Business Combination is eligible to resell those equity shares in reliance on Rule 144, but without compliance with some of the restrictions, including the holding period, contained in Rule 144. However, the Rule 701 shares would remain subject to lock-up arrangements and would only become eligible for sale when the lock-up period expires.

TRADING SYMBOL, MARKET PRICE AND DIVIDEND INFORMATION
NorthView
Market Price of NorthView Securities
NorthView Common Stock is listed on the Nasdaq Capital Market under the symbol “NVAC.” The closing price of NorthView Common Stock on November 4, 2022, the last trading day prior to the public announcement of the merger, was $9.98 per share, and the closing price of NorthView Common Stock on [•], the record date, was $[•] per share, as reported on the Nasdaq Capital Market. Because the market price of NorthView Common Stock is subject to fluctuation, the market value of the shares of NorthView Common Stock that Profusa shareholders will be entitled to receive in the merger may increase or decrease.
Assuming stockholder approval of Condition Precedent Proposals and successful application for initial listing on the Nasdaq Capital Market, following the consummation of the merger, the NorthView Common Stock will trade on the Nasdaq Capital Market under the new name, “Profusa, Inc.,” and new trading symbol “PFSA.”
Holders
As of [•], the record date, there were [•] holders of record for our shares of common stock and [•] holders of record for our warrants. This number does not include stockholders for whom shares were held in “street name.”
Dividends
NorthView has not paid any cash dividends on the NorthView Common Stock to date and does not intend to pay cash dividends prior to the completion of the Business Combination.
Profusa
Market Price of Profusa Securities
Historical market price information regarding Profusa is not provided because there is no public market for its securities.
Dividends
Profusa has not paid any cash dividends on its shares to date and does not intend to pay cash dividends prior to the completion of the Business Combination.
Merger Sub
Price Range of Profusa Securities
Historical market price information regarding Merger Sub is not provided because there is no public market for its securities.
Dividends
Merger Sub has not paid any cash dividends to date and does not intend to pay cash dividends prior to the completion the Business Combination.

ADDITIONAL INFORMATION
Submission of Future Stockholder Proposals
NorthView’s Board is aware of no other matter that may be brought before the special meeting. Under Delaware law, only business that is specified in the notice of special meeting to stockholders may be transacted at the special meeting.
NorthView does not expect to hold a 2023 annual meeting of stockholders because it will not be a separate public company if the Business Combination is completed. Alternatively, if by March 22, 2024 (as extended monthly for up to six months, ultimately until as late as September 22, 2024), NorthView does not consummate a business combination, or further amend the NorthView Amended and Restated Certificate of Incorporation to extend the date by which it must consummate an initial business combination in accordance with the terms thereof, NorthView is required to begin the dissolution process provided for in the NorthView Amended and Restated Certificate of Incorporation, as amended. NorthView will liquidate as soon as practicable following such dissolution and will conduct no annual meetings thereafter.
Delivery of Documents to Stockholders
Pursuant to the rules of the SEC, NorthView and servicers that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of the proxy statement. Upon written or oral request, NorthView will deliver a separate copy of the proxy statement to any stockholder at a shared address to which a single copy of the proxy statement was delivered and who wishes to receive separate copies in the future. Stockholders receiving multiple copies of the proxy statement may likewise request delivery of single copies of the proxy statement in the future. Stockholders may notify NorthView of their requests by calling or writing NorthView at its principal executive offices at (212) 494-9022 and 207 West 25th St, 9th Floor, New York, NY 10001.
Transfer Agent; Warrant Agent; Rights Agent and Registrar
The registrar and transfer agent for the shares of common stock of NorthView and New Profusa and the warrant agent for NorthView’s Warrants is Continental Stock Transfer & Trust Company. NorthView has agreed to indemnify Continental Stock Transfer & Trust Company in its roles as transfer agent, warrant agent, and rights agent against all liabilities, including judgments, costs and reasonable counsel fees that may arise out of acts performed or omitted for its activities in that capacity, except for any liability due to any gross negligence, willful misconduct or bad faith of the indemnified person or entity.
APPRAISAL RIGHTS
Holders of NorthView Common Stock do not have appraisal rights in connection with the Business Combination under the DGCL.
LEGAL MATTERS
ArentFox Schiff, LLP, has passed upon the validity of the securities of New Profusa offered by this proxy statement/prospectus and certain other legal matters related to this proxy statement/prospectus.
EXPERTS
The financial statements of NorthView Acquisition Corp. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, which includes an explanatory paragraph as to NorthView Acquisition Corp.'s ability to continue as a going concern, included in this proxy statement/prospectus have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Profusa, Inc. as of December 31, 2023 and 2022, and for each of the two years in the period ended December 31, 2023, which includes an explanatory paragraph as to Profusa, Inc.’s ability to continue as a going concern, included in this proxy statement/prospectus have been so included in reliance on the report of Marcum LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

STOCKHOLDER COMMUNICATIONS AND DELIVERY OF DOCUMENTS TO STOCKHOLDERS
Stockholders and interested parties may communicate with the NorthView Board, any committee chairperson or the non-management directors as a group by writing to the board or committee chairperson in care NorthView Acquisition Corp., 207 West 25th St, 9th Floor New York, NY 10001. Following the Business Combination, such communications should be sent in care of Profusa, Inc., 5959 Horton St #450, Emeryville, CA 94608. Each communication will be forwarded, depending on the subject matter, to the board of directors, the appropriate committee chairperson or all non-management directors.
Householding Information
Pursuant to the rules of the SEC, NorthView and services that it employs to deliver communications to its stockholders are permitted to deliver to two or more stockholders sharing the same address a single copy of each of NorthView’s annual report to stockholders and NorthView’s proxy statement/prospectus. Upon written or oral request, NorthView will deliver a separate copy of the annual report and/or proxy statement/prospectus to any stockholder at a shared address to which a single copy of each document was delivered and who wishes to receive separate copies of such documents. Stockholders receiving multiple copies of such documents may likewise request that NorthView deliver single copies of such documents in the future. Stockholders receiving multiple copies of such documents may request that NorthView deliver single copies of such documents in the future. Stockholders may notify NorthView of their requests by calling or writing NorthView at its principal executive offices at 207 West 25th St, 9th Floor New York, NY 10001 or (212) 494-9022.

WHERE YOU CAN FIND MORE INFORMATION
NorthView files annual, quarterly and current reports, proxy statements and other information with the SEC as required by the Exchange Act. You can read NorthView’s SEC filings, including this proxy statement/prospectus, over the Internet at the SEC’s website at http://www.sec.gov.
All documents subsequently filed by NorthView pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act, prior to the date on which the special meeting of stockholders is held, shall be deemed to be incorporated by reference into this proxy statement/prospectus.
If you would like additional copies of this proxy statement/prospectus or if you have questions about the Business Combination or the proposals to be presented at the special meeting, you should contact us by telephone or in writing:
NorthView Acquisition Corporation
Attention: Jack Stover, CEO
207 West 25th St, 9th Floor
New York, NY 10001
Telephone: (212) 494-9022
You may also obtain these documents by requesting them in writing or by telephone from NorthView’s proxy solicitation agent at the following address, telephone number and email:
[ ]
If you are a stockholder of NorthView and would like to request documents, please do so by [•], 2024 to receive them before the NorthView special meeting of stockholders. If you request any documents from us, we will mail them to you by first class mail, or another equally prompt means.
All information in this proxy statement/prospectus relating to NorthView has been supplied by NorthView, and all such information relating to Profusa has been supplied by Profusa. Information provided by either NorthView or Profusa does not constitute any representation, estimate or projection of any other party.
Profusa does not file any annual, quarterly and current reports, proxy statements and other information with the SEC.
None of NorthView, Merger Sub or Profusa has authorized anyone to give any information or make any representation about the Business Combination or their companies that is different from, or in addition to, that contained in this proxy statement/prospectus or in any of the materials that have been incorporated in this proxy statement/prospectus.
Therefore, if anyone does give you information of this sort, you should not rely on it. If you are in a jurisdiction where offers to exchange or sell, or solicitations of offers to exchange or purchase, the securities offered by this proxy statement/prospectus or the solicitation of proxies is unlawful, or if you are a person to whom it is unlawful to direct these types of activities, then the offer presented in this proxy statement/prospectus does not extend to you.
The information contained in this proxy statement/prospectus speaks only as of the date of this proxy statement/prospectus unless the information specifically indicates that another date applies.

INDEX TO FINANCIAL STATEMENTS
NorthView Acquisition Corporation Financial Statements for December 31, 2023 and December 31, 2022
Profusa, Inc. Financial Statements for December 31, 2023 and December 31, 2022

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Northview Acquisition Corporation
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Northview Acquisition Corporation (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations, changes in stockholders’ deficit and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company’s business plan is dependent on the completion of a business combination, and management has determined that if the Company is unable to complete a business combination by March 22, 2024, then the Company will cease all operations except for the purpose of liquidating. The date for mandatory liquidation and subsequent dissolution raises substantial doubt about the Company's ability to continue as a going concern. Management's plans are described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021.
Boston, MA
February 23, 2024

NORTHVIEW ACQUISITION CORPORATION
CONSOLIDATED BALANCE SHEETS
	December 31, 2023	December 31, 2022
Assets
Current Assets:
Cash	$4,519	$193,486
Prepaid expenses and other current assets	6,750	318,218
Cash and marketable securities held in Trust Account	1,565,078	—
Total Current Assets	1,576,347	511,704
Cash and marketable securities held in Trust Account	9,308,328	194,224,782
Total Assets	$10,884,675	$194,736,486
Liabilities, Redeemable Common Stock and Stockholders’ Deficit
Current Liabilities:
Accrued expenses	$449,114	$448,480
Excise tax payable	1,864,106	—
Common stock to be redeemed(1)	1,565,078	—
Income tax payable	49,061	462,271
Convertible promissory note	944,118	—
Due to related party	50,000	25,000
Total Current Liabilities	4,921,477	935,751
Deferred tax liability	13,661	36,940
Warrant liabilities	156,639	857,787
Total Liabilities	5,091,777	1,830,478
Commitments and Contingencies (Note 6)
Common stock subject to possible redemption, 833,469 and 18,975,000 shares at redemption value of approximately $11.10 and $10.20 at December 31, 2023 and 2022, respectively	9,252,208	193,525,484
Stockholders’ Deficit:
Preferred stock, $0.0001 par value; 1,000,000 shares authorized; none issued and outstanding	—	—
Common stock, $0.0001 par value; 100,000,000 shares authorized; 5,193,750 shares issued and outstanding at December 31, 2023 and 2022 (excluding 833,469 and 18,975,000 shares subject to possible redemption at December 31, 2023 and 2022, respectively)	519	519
Accumulated deficit	(3,459,829)	(619,995)
Total Stockholders’ Deficit	(3,459,310)	(619,476)
Total Liabilities, Redeemable Common Stock and Stockholders’ Deficit	$10,884,675	$194,736,486
(1)
In connection with the a special meeting of stockholders to vote on extending the Combination Period, on December 21, 2023, 140,663 shares of the Company’s common stock were redeemed at a per share price of $11.13. In January 2024, $1,565,078 was paid from the Trust Account to redeeming stockholders in connection with the extension. As a result, the Company has recorded a liability of $1,565,078 as common stock to be redeemed and reduced common stock subject to possible redemption as of December 31, 2023 on the consolidated balance sheet.

The accompanying notes are an integral part of the consolidated financial statements.

NORTHVIEW ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF OPERATIONS
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Operating costs	$1,508,683	$1,270,554
Loss from operations	(1,508,683)	(1,270,554)
Other income
Interest income earned on investments held in trust account	2,248,538	2,579,268
Change in fair value of convertible note	177,697	—
Change in fair value of warrant liabilities	701,148	6,358,235
Total other income, net	3,127,383	8,937,503
Income before provision for income taxes	1,618,700	7,666,949
Provision for income taxes	(456,790)	(499,211)
Net income	$1,161,910	$7,167,738
Basic and diluted weighted average shares outstanding, common stock subject to possible redemption	4,866,356	18,975,000
Basic and diluted net income per share, common stock subject to possible redemption	$0.12	$0.30
Basic and diluted weighted average shares outstanding, common stock	5,193,750	5,193,750
Basic and diluted net income per share, common stock	$0.12	$0.30
The accompanying notes are an integral part of the consolidated financial statements.

NORTHVIEW ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ DEFICIT
FOR THE YEARS ENDED DECEMBER 31, 2023 AND 2022
	Common stock		Additional Paid In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of December 31, 2021	5,193,750	$519	$—	$(5,909,749)	$(5,909,230)
Accretion of common stock to redemption amount	—	—	—	(1,877,984)	(1,877,984)
Net income	—	—	—	7,167,738	7,167,738
Balance as of December 31, 2022	5,193,750	$519	$—	$(619,995)	$(619,476)
	Common stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders’ Deficit
	Shares	Amount
Balance as of December 31, 2022	5,193,750	$519	$—	$(619,995)	$(619,476)
Accretion of common stock to redemption amount	—	—	—	(2,137,638)	(2,137,638)
Excise tax on stock redemptions	—	—	—	(1,864,106)	(1,864,106)
Net income	—	—	—	1,161,910	1,161,910
Balance as of December 31, 2023	5,193,750	$519	$—	$(3,459,829)	$(3,459,310)
The accompanying notes are an integral part of the consolidated financial statements.

NORTHVIEW ACQUISITION CORPORATION
CONSOLIDATED STATEMENTS OF CASH FLOWS
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Cash flows from operating activities:
Net income	$1,161,910	$7,167,738
Adjustments to reconcile net income to net cash used in operating activities:
Interest income on cash and marketable securities held in Trust Account	(2,248,538)	(2,579,268)
Change in fair value of convertible note	(177,697)	—
Change in fair value of warrant liabilities	(701,148)	(6,358,235)
Changes in operating assets and liabilities:
Prepaid expenses and other current assets	311,468	322,396
Accrued offering costs and expenses	634	343,582
Income tax payable	(413,210)	462,271
Deferred tax liability	(23,279)	36,940
Due to related party	25,000	23,387
Net cash used in operating activities	(2,064,860)	(581,189)
Cash Flows from Investing Activities:
Payment of extension fee to trust	(438,360)	—
Cash withdrawn from Trust Account in connection with redemption	184,845,836	—
Reimbursement of franchise tax and income tax payment from trust account	1,192,438	8,447
Reimbursement by related party	—	25,000
Net cash provided by investing activities	185,599,914	33,447
Cash flows from financing activities:
Proceeds from convertible promissory note	1,121,815	—
Redemption of common stock	(184,845,836)	—
Net cash used in financing activities	(183,724,021)	—
Net change in cash	(188,967)	(547,742)
Cash, beginning of the year	193,486	741,228
Cash, end of the year	$4,519	$193,486
Supplemental disclosure of cash flow information:
Income Taxes Paid	$912,437	$—
Accretion of common stock to redemption value	$2,137,638	$1,877,984
Excise tax payable attributable to redemption of common stock	$1,864,106	$—
Reclassification of common stock subject to redemption to common stock to be redeemed	$1,565,078	$—
The accompanying notes are an integral part of the consolidated financial statements.

Note 1 — Description of Organization and Business Operations
NorthView Acquisition Corporation (the “Company” or “Northview”) is a blank check company incorporated in Delaware on April 19, 2021. The Company was formed for the purpose of effecting a merger, capital stock exchange, asset acquisition, stock purchase, reorganization or similar business combination with one or more businesses (“Business Combination”). The Company has not selected any specific Business Combination target. While the Company may pursue an initial Business Combination target in any business, industry or geographical location, it intends to focus its search on businesses that are focused on healthcare innovation.
The Company has a wholly-owned subsidiary, NV Profusa Merger Sub Inc. (“Merger Sub”), a Delaware corporation incorporated on October 13, 2022, formed solely in contemplation of the Merger with Profusa (See Note 6). Merger Sub has not commenced any operations and has only nominal assets and no liabilities or contingent liabilities, nor any outstanding commitments other than in connection with the Merger.
On December 22, 2021, the Company consummated its Initial Public Offering (“IPO”) of 18,975,000 units (the “Units”), which included 2,475,000 Units issued pursuant to the full exercise of the over-allotment option granted to the underwriters. Each Unit consists of one share of common stock of the Company, par value $0.0001 per share, one right (the “Rights”), and one-half of one redeemable warrant of the Company (the “Warrants”). Each Right entitles the holder thereof to receive one-tenth (1/10) of one share of common stock. Each Warrant entitles the holder thereof to purchase one share of common stock for $11.50 per share, subject to adjustment. The Units were sold at a price of $10.00 per Unit, generating gross proceeds to the Company of $189,750,000.
Simultaneously with the closing of the IPO, the Company completed the private sale of an aggregate of 7,347,500 warrants (the “Private Placement Warrants”), which included 697,500 Private Placement Warrants issued pursuant to the full exercise of the over-allotment option granted to the underwriters, to NorthView Sponsor I, LLC (“the Sponsor”), I-Bankers Securities, Inc., and Dawson James Securities, Inc. at a purchase price of $1.00 per Private Placement Warrant, generating gross proceeds to the Company of $7,347,500, which is discussed in Note 4.
Transaction costs amounted to $7,959,726 consisting of $3,450,000 of underwriting discount, $3,570,576 of Representative’s Shares cost, $259,527 of Representative’s Warrants cost and $679,623 of other offering costs.
The Company’s Business Combination must be with one or more target businesses that together have a fair market value equal to at least 80% of the value of the assets held in the Trust Account (as defined below) (excluding taxes payable on the interest earned on the Trust Account) at the time of the signing a definitive agreement in connection with the initial Business Combination. However, the Company will only complete a Business Combination if the post-transaction company owns or acquires 50% or more of the outstanding voting securities of the target or otherwise acquires a controlling interest in the target sufficient for it not to be required to register as an investment company under the Investment Company Act. There is no assurance that the Company will be able to successfully effect a Business Combination.
Following the closing of the Public Offering on December 22, 2021, an amount of $191,647,500 ($10.10 per Unit), excluding $741,228 that was wired to the Company’s operating bank account on December 31, 2021 for working capital purposes, from the net proceeds of the sale of the public units in the IPO and the sale of the Private Placement Warrants was placed in a Trust Account (“Trust Account”) and invested in United States government treasury bills with a maturity of 185 days or less or in money market funds investing solely in United States Treasuries and meeting certain conditions under Rule 2a-7 under the Investment Company Act as determined by the Company. Except with respect to interest earned on the funds held in the Trust Account that may be released to the Company to pay its taxes, if any, the proceeds from the IPO will not be released from the Trust Account until the earliest of (i) the completion of the Company’s initial Business Combination, (ii) the redemption of any public shares properly tendered in connection with a stockholder vote to amend the Company’s amended and restated certificate of incorporation (A) to modify the substance or timing of the Company’s obligation to redeem 100% of the public shares if the Company does not complete the initial Business Combination within the extended period (or any additional extension from the closing of our IPO if we extend the period of time to consummate a business combination) (the “Combination Period”), or (B) with respect to any other provision relating to stockholders’ rights or pre-Business Combination activity, and (iii) the redemption of all of the Company’s public shares if the Company is unable to complete the Business Combination within the Combination Period, subject to applicable law. The proceeds deposited in the Trust Account could become subject to the claims of the Company’s creditors, if any, which could have priority over the claims of the Company’s public stockholders.
The Company will provide its public stockholders with the opportunity to redeem all or a portion of their public shares upon the completion of the initial Business Combination either (i) in connection with a stockholder meeting called to approve the initial Business Combination or (ii) by means of a tender offer. The decision as to whether the Company will seek stockholder approval of a proposed initial Business Combination or conduct a tender offer will be made by the Company, solely in its discretion. The stockholders will be entitled to redeem all or a portion of their public shares upon the completion of the initial Business Combination at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust Account as of two business days prior to the consummation of the initial Business Combination, including interest (which interest shall be net of taxes payable) divided by the number of then outstanding public shares, subject to the limitations described herein. The per share amount the Company will distribute to investors who properly redeem their shares will not be reduced by the fee payable to I-Bankers and Dawson James pursuant to the Business Combination Marketing Agreement (see Note 6).
If the Company is unable to complete an initial Business Combination within the Combination Period, it will: (i) cease all operations except for the purpose of winding up, (ii) as promptly as reasonably possible but not more than ten business days thereafter, redeem the public shares, at a per-share price, payable in cash, equal to the aggregate amount then on deposit in the Trust account, including interest (which interest shall be net of taxes payable, and less up to $100,000 of interest to pay dissolution expenses) divided by the number of then outstanding public shares, which redemption will completely extinguish public stockholders’ rights as stockholders (including the right to receive further liquidation distributions, if any), subject to applicable law, and (iii) as promptly as reasonably possible following such redemption, subject to the approval of the Company’s remaining stockholders and its board of directors, dissolve and liquidate, subject in each case to the Company’s obligations under Delaware law to provide for claims of creditors and the requirements of other applicable law. There will be no redemption rights or liquidating distributions with respect to the Company’s rights and warrants, which will expire worthless if the Company fails to complete the Business Combination within the Combination Period.
On December 21, 2023, the Company held a special meeting of stockholders to vote on extending the Combination Period. As a result, the Company has extended the Combination Period from December 22, 2023 to March 22, 2024. In connection with the extension, 140,663 shares of the Company’s common stock were redeemed, with 6,027,219 shares of Common Stock remaining outstanding after the Redemption; 833,469 shares of Common Stock remaining outstanding after the Redemption are shares issued in connection with our initial public offering. In January 2024, $1,565,078 was paid from the Trust Account to redeeming stockholders in connection with the extension. As a result, the Company has recorded a liability of $1,565,078 as common stock to be redeemed and reduced common stock subject to possible redemption as of December 31, 2023 on the balance sheet.
All of the Public Shares, or shares of our common stock sold as part of the IPO, contain a redemption feature which allows for the redemption of such Public Shares in connection with our liquidation, if there is a stockholder vote or tender offer in connection with our initial business combination and in connection with certain amendments to our amended and restated certificate of incorporation. In accordance with SEC and its guidance on redeemable equity instruments, which has been codified in ASC 480-10-S99, redemption provisions not solely within the control of a company require common stock subject to redemption to be classified outside of permanent equity. Given that the Public Shares were issued with other freestanding instruments (i.e., public warrants), the initial carrying value of common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20. The common stock is subject to ASC 480-10-S99. If it is probable that the equity instrument will become redeemable, we have the option to either (i) accrete changes in the redemption value over the period from the date of issuance (or from the date that it becomes probable that the instrument will become redeemable, if later) to the earliest redemption date of the instrument or (ii) recognize changes in the redemption value immediately as they occur and adjust the carrying amount of the instrument to equal the redemption value at the end of each reporting period. We have elected to recognize the changes immediately. While redemptions cannot cause the Company’s net tangible assets to fall below $5,000,001, the Public Shares are redeemable and will be classified as such on the consolidated balance sheets until such date that a redemption event takes place.
The Sponsor, officers and directors have agreed to (i) waive their redemption rights with respect to their Founder Shares and public shares in connection with the completion of the initial Business Combination, (ii) waive their rights to liquidating distributions from the Trust Account with respect to their Founder Shares if the Company fails to complete the initial Business Combination within the Combination Period (although they will be entitled to liquidating distributions from the Trust Account with respect to any public shares they hold if the Company fails to complete the Business Combination within such time period); and (iii) vote their Founder Shares and any public shares purchased during or after the IPO in favor of the initial Business Combination.
The Company’s Sponsor has agreed that it will be liable to the Company if and to the extent any claims by a vendor for services rendered or products sold to the Company, or a prospective target business with which the Company has discussed entering into a transaction agreement, reduce the amount of funds in the Trust Account to below (i) $10.10 per public share or (ii) such lesser amount per public share held in the Trust Account as of the date of the liquidation of the Trust Account due to reductions in value of the trust assets, in each case net of the amount of interest which may be released to the Company to pay taxes, except as to any claims by a third party who executed a waiver of any and all rights to seek access to the Trust Account and except as to any claims under indemnity of the underwriters of the IPO against certain liabilities, including liabilities under the Securities Act. Moreover, in the event that an executed waiver is deemed to be unenforceable against a third party, the Sponsor will not be responsible to the extent of any liability for such third-party claims.
Liquidity and Going Concern
As of December 31, 2023, the Company had $4,519 in cash and a working capital deficit of $3,345,130. Prior to the completion of the Company’s IPO, the Company’s liquidity needs had been satisfied through a capital contribution from the Sponsor of $25,000 for the founder shares to cover certain of the offering costs and the loan under an unsecured promissory note from the Sponsor of $204,841, which was fully paid upon the IPO. Subsequent to the consummation of the Initial Public Offering and Private Placement, the Company’s liquidity needs have been satisfied through the proceeds from the consummation of the Private Placement not held in the Trust Account, and the drawdowns on the convertible promissory note.
In order to finance transaction costs in connection with an intended Business Combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company’s officers and directors may, but are not obligated to, provide the Company Working Capital Loans (see Note 5).
On April 27, 2023, the Company signed a Convertible Working Capital Promissory Note (“the Note”) with the Sponsor for $1,200,000. The Note is non-interest bearing and is due the earlier of the consummation of a business combination or the date of liquidation. The Sponsor may elect to convert all or any portion of the unpaid principal balance of this Note into warrants, at a price of $1.00 per warrant. The Company had principal outstanding of $1,121,815 and is presenting the Note at fair value on its balance sheet at December 31, 2023 in the amount of $944,118.
On January 10, 2024, the Company’s Board of Directors approved, and the Company amended, its Convertible Working Capital Promissory Note (the “Note”) with the sponsor to increase the principal amount of the Note that could be drawn on to $1.5 million. The amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $2.22 per share at the election of the sponsor.
The Company has until as late as March 22, 2024 to consummate a Business Combination. It is uncertain that the Company will be able to consummate a Business Combination by as late as March 22, 2024. If a Business Combination is not consummated by the required date, there will be an option to either extend the time available for us to consummate our initial business combination or execute a mandatory liquidation and subsequent dissolution. In connection with the Company’s assessment of going concern considerations in accordance with the authoritative guidance in Financial Accounting Standards Board (“FASB”) Accounting Standards Update (“ASU”) 2014-15, “Disclosure of Uncertainties About an Entity’s Ability to Continue as a Going Concern,” management has determined that mandatory liquidation, and subsequent dissolution, should the Company be unable to complete a business combination, raises substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the issuance of these consolidated financial statements. No adjustments have been made to the carrying amounts of assets and liabilities should the Company be required to liquidate after March 22, 2024.
Risks and Uncertainties
On August 16, 2022, the Inflation Reduction Act of 2022 (the “IR Act”) was signed into federal law. The IR Act provides for, among other things, a new U.S. federal 1% excise tax on certain repurchases of stock occurring on or after January 1, 2023, by publicly traded U.S. domestic corporations, by certain U.S. domestic subsidiaries of publicly traded foreign corporations, by “covered surrogate foreign corporations” (as defined in the IR Act) and by certain affiliates of the foregoing. The excise tax is imposed on the repurchasing corporation itself, not its shareholders from which shares are repurchased. The amount of the excise tax is generally 1% of the fair market value of the shares repurchased at the time of the repurchase. However, for purposes of calculating the excise tax, repurchasing corporations are permitted to net the fair market value of certain new stock issuances against the fair market value of stock repurchases during the same taxable year. In addition, certain exceptions apply to the excise tax. The U.S. Department of the Treasury (the “Treasury”) has been given authority to provide regulations and other guidance to carry out, and to prevent the avoidance of the excise tax.
Any redemption or other repurchase that occurs after December 31, 2022, in connection with a Business Combination, extension vote or otherwise, may be subject to the excise tax. Whether and to what extent the Company would be subject to the excise tax in connection with a Business Combination, extension vote or otherwise would depend on a number of factors, including (i) the fair market value of the redemptions and repurchases in connection with the Business Combination, extension or otherwise, (ii) the structure of a Business Combination, (iii) the nature and amount of any “PIPE” or other equity issuances in connection with a Business Combination (or otherwise issued not in connection with a Business Combination but issued within the same taxable year of a Business Combination) and (iv) the content of regulations and other guidance from the Treasury. In addition, because the excise tax would be payable by the Company and not by the redeeming holder, the mechanics of any required payment of the excise tax have not been determined. The foregoing could cause a reduction in the cash available on hand to complete a Business Combination and in the Company’s ability to complete a Business Combination.
On March 22, 2023 and December 21, 2023, the Company’s stockholders redeemed 18,000,868 and 140,663 shares, respectively, for a total of $184,845,836 and $1,565,078, respectively. The Company determined that an excise tax liability should be recorded due to the redeemed shares. As of December 31, 2023, the Company has a charge to stockholders’ deficit of $1,864,106 of excise tax liability calculated as 1% of the value of shares redeemed.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Presentation
The accompanying consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“GAAP”) and pursuant to the rules and regulations of the SEC.
Principles of Consolidation
The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary. All significant intercompany balances and transactions have been eliminated in consolidation.
Emerging Growth Company Status
The Company is an “emerging growth company,” as defined in Section 2(a) of the Securities Act, as modified by the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”), and it may take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not emerging growth companies including, but not limited to, not being required to comply with the independent registered public accounting firm attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in its periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved.

Further, Section 102(b)(1) of the JOBS Act exempts emerging growth companies from being required to comply with new or revised financial accounting standards until private companies (that is, those that have not had a Securities Act registration statement declared effective or do not have a class of securities registered under the Exchange Act) are required to comply with the new or revised financial accounting standards. The JOBS Act provides that a company can elect to opt out of the extended transition period and comply with the requirements that apply to non-emerging growth companies but any such election to opt out is irrevocable. The Company has elected not to opt out of such extended transition period, which means that when a standard is issued or revised and it has different application dates for public or private companies, the Company, as an emerging growth company, can adopt the new or revised standard at the time private companies adopt the new or revised standard. This may make comparison of the Company’s consolidated financial statements with another public company, which is neither an emerging growth company nor an emerging growth company which has opted out of using the extended transition period difficult or impossible because of the potential differences in accounting standards used.
Use of Estimates
The preparation of these consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements.
Making estimates requires management to exercise significant judgment. It is at least reasonably possible that the estimate of the effect of a condition, situation or set of circumstances that existed at the date of the consolidated financial statements, which management considered in formulating its estimate, could change in the near term due to one or more future confirming events. Some of the more significant estimates are in connection with determining the fair value of the warrant liabilities and convertible promissory note. Accordingly, the actual results could differ significantly from those estimates.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist of a cash account in a financial institution, which, at times, may exceed the Federal Depository Insurance Coverage of $250,000. The Company has not experienced losses on this account.
Cash and Cash Equivalents
The Company considers all short-term investments with an original maturity of three months or less when purchased to be cash equivalents. The Company did not have any cash equivalents as of December 31, 2023 and 2022.
Cash and Marketable Securities Held in Trust Account
At December 31, 2023 and 2022, the assets held in the Trust Account were held in U.S. Treasury Bills with a maturity of 185 days or less and in money market funds which invest in U.S. Treasury securities.
During the year ended December 31, 2023, pursuant to the trust agreement dated as of December 20, 2021 between the Company and Continental Stock Transfer & Trust Company (“CST”), the trustee of the Trust Account, $1,192,438 of interest income from the Trust Account was withdrawn by the Company for the payment of franchise and income taxes.
At December 31, 2022, the Company classified its US Treasury bills as held-to-maturity in accordance with FASB ASC Topic 320 “Investments - Debt and Equity Securities.” Held-to-maturity securities are those securities which the Company has the ability and intent to hold until maturity. Held-to-maturity treasury securities are recorded at amortized cost and adjusted for the amortization or accretion of premiums or discounts.
A decline in the market value of held-to-maturity securities below cost that is deemed to be other than temporary, results in an impairment that reduces the carrying costs to such securities’ fair value. The impairment is charged to earnings and a new cost basis for the security is established. To determine whether an impairment is other than temporary, the Company considers whether it has the ability and intent to hold the investment until a market price recovery and considers whether evidence indicating the cost of the investment is recoverable outweighs evidence to the contrary. Evidence considered in this assessment includes the reasons for the impairment, the severity and the duration of the impairment, changes in value subsequent to year-end, forecasted performance of the investee, and the general market condition in the geographic area or industry in which the investee operates.

Premiums and discounts are amortized or accreted over the life of the related held-to-maturity security as an adjustment to yield using the effective-interest method. Such amortization and accretion are included in the “interest income” line item in the consolidated statements of operations. Interest income is recognized when earned.
The carrying value, excluding gross unrealized holding (gain) loss, and fair value of held to maturity securities as of December 31, 2022 are as follows:
	Carrying Value as of December 31, 2022	Gross Unrealized Gains	Gross Unrealized Losses	Fair Value as of December 31, 2022
Cash	$1,034	$—	$—	$1,034
U.S. Treasury Bills	194,223,748	43,626	—	194,267,374
	$194,224,782	$43,626	$—	$194,268,408
Effective January 1, 2023, the Company changed its accounting policy for the investments in trust to the fair value method.
At December 31, 2023, substantially all of the assets held in the Trust Account were held in U.S. Treasury Bills. All of the Company’s investments held in the Trust Account are classified as trading securities. Trading securities are presented on the consolidated balance sheets at fair value at the end of each reporting period. Gains and losses resulting from the change in fair value of investments held in the Trust Account are shown in the accompanying statements of operations. The estimated fair values of investments held in the Trust Account are determined using available market information.
Fair Value as of December 31, 2023
Cash	$1,406
U.S. Treasury Bills	10,872,000
$10,873,406
On December 21, 2023, the Company held a special meeting of stockholders to vote on extending the Combination Period. As a result, the Company has extended the Combination Period from December 22, 2023 to March 22, 2024. In connection with the extension, 140,663 shares of the Company’s common stock were redeemed, with 6,027,219 shares of Common Stock remaining outstanding after the Redemption; 833,469 shares of Common Stock remaining outstanding after the Redemption are shares issued in connection with our initial public offering. In January 2024, $1,565,078 was paid from the Trust Account to redeeming stockholders in connection with the extension. As a result, the Company has recorded a liability of $1,565,078 as common stock to be redeemed and reduced common stock subject to possible redemption as of December 31, 2023 on the balance sheet. Additionally, as part of the adjustment of common stock subject to possible redemption, the Company classified $1,565,078 of the trust account as a current asset on the consolidated balance sheets, which was paid from the Trust Account in January 2024 to redeeming stockholders.
Fair Value of Financial Instruments
The fair value of the Company’s assets and liabilities approximates the carrying amounts represented in the accompanying consolidated balance sheets, primarily due to their short-term nature, except for the warrant liabilities and convertible promissory note.
Income Taxes
The Company accounts for income taxes under ASC 740, “Income Taxes.” ASC 740, Income Taxes, requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the consolidated financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. ASC 740 additionally requires a valuation allowance to be established when it is more likely than not that all or a portion of deferred tax assets will not be realized. As of

December 31, 2023 and 2022, the Company’s deferred tax asset had a full valuation allowance recorded against it. Our effective tax rate was 28.22% and 6.5% for the years ended December 31, 2023 and 2022, respectively. The effective tax rate differs from the statutory tax rate of 21% for the years ended December 31, 2023 and 2022, due to changes in fair value of warrant liabilities, penalties and interest, business combination expenses and the valuation allowance on the deferred tax assets.
ASC 740 also clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. ASC 740 also provides guidance on derecognition, classification, interest and penalties, accounting in interim period, disclosure and transition.
The Company recognizes interest and penalties related to unrecognized tax benefits as a formation cost expense. The Company is currently not aware of any issues under review that could result in significant payments, accruals or material deviation from its position. Interest and penalties expense amounted to $19,158 and $0 during the years ended December 31, 2023 and 2022, respectively.
The Company has identified the United States as its only “major” tax jurisdiction. The Company is subject to income taxation by major taxing authorities since inception. These examinations may include questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions and compliance with federal and state tax laws. The Company’s management does not expect that the total amount of unrecognized tax benefits will materially change over the next twelve months.
Derivative Financial Instruments
The Company evaluates its financial instruments, such as warrants, to determine if such instruments are derivatives or contain features that qualify as embedded derivatives in accordance with ASC Topic 815, “Derivatives and Hedging”. Derivative instruments are initially recorded at fair value on the grant date and re-valued at each reporting date, with changes in the fair value reported in the consolidated statements of operations. Derivative assets and liabilities are classified in the consolidated balance sheets as current or non-current based on whether or not net-cash settlement or conversion of the instrument could be required within 12 months of the balance sheet date.
Convertible Promissory Note
The fair value of the Company’s convertible promissory note is valued using a compound option formula on the convertible feature and a present value of the host contract. The valuation technique requires inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumption about the assumptions a market participant would use in pricing the working capital loan.
Warrant Liabilities
The Company accounts for the 17,404,250 warrants issued in connection with the IPO (the 9,487,500 Public Warrants, the 7,347,500 Private Placement Warrants, and the 569,250 Representative Warrants inclusive of the underwriters’ over-allotment option) in accordance with the guidance contained in ASC 815-40. Such guidance provides that because the warrants do not meet the criteria for equity treatment thereunder, each warrant must be recorded as a liability. Accordingly, the Company has classified each warrant as a liability at its fair value. This liability is subject to re-measurement at each balance sheet date. With each such re-measurement, the warrant liabilities will be adjusted to fair value, with the change in fair value recognized in the Company’s consolidated statements of operations (See Note 8).
In determining the fair value of the Private Placement Warrants and the Representative’s Warrants assumptions related to expected share-price volatility, expected life and risk-free interest rate are utilized. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants.
Net Income Per Common Stock
The Company has two categories of shares, which are referred to as common stock subject to possible redemption and common stock. Earnings and losses are shared pro rata between the two categories of shares. The 17,404,250 potential shares of common stock for outstanding warrants to purchase the Company’s shares were excluded from diluted earnings per share for the years ended December 31, 2023 and 2022 because the warrants are contingently exercisable, and the contingencies have not yet been met. As a result, diluted net income per share of common stock is the same as basic net income per share of common stock for the periods presented. The table below presents a reconciliation of the numerator and denominator used to compute basic and diluted net income per share for each category of common stock:
	For the Year Ended December 31, 2023		For the Year Ended December 31, 2022
	Common stock subject to possible redemption	Common stock	Common stock subject to possible redemption	Common stock
Basic and diluted net income per share:
Numerator:
Allocation of net income	$562,049	$599,861	$5,627,425	$1,540,313
Denominator:
Weighted-average shares outstanding	4,866,356	5,193,750	18,975,000	5,193,750
Basic and diluted net income per share	$0.12	$0.12	$0.30	$0.30
Common Stock Subject to Possible Redemption
The Company’s common stock sold as part of the Units in the IPO (“public common stock”) contain a redemption feature which allows for the redemption of such public shares in connection with the Company’s liquidation, or if there is a stockholder vote or tender offer in connection with the Company’s initial Business Combination. In accordance with ASC 480-10-S99, the Company classifies public common stock outside of permanent equity as the redemption provisions are not solely within the control of the Company. The public common stock was issued with other freestanding instruments (i.e., Public Warrants) and as such, the initial carrying value of public common stock classified as temporary equity was the allocated proceeds determined in accordance with ASC 470-20.
As of December 31, 2023 and 2022, the amount of public common stock reflected on the consolidated balance sheets is reconciled in the following table:
Gross proceeds	$189,750,000
Less:
Proceeds allocated to Public Warrants	(4,204,248)
Common stock issuance costs	(7,701,178)
Plus:
Accretion of redeemable common stock	15,680,910
Contingently redeemable common stock, December 31, 2022	193,525,484
Less:
Partial redemption	(186,410,914)
Plus:
Accretion of redeemable common stock	2,137,638
Contingently redeemable common stock, December 31, 2023	$9,252,208
Recently Issued Accounting Standards
In June 2016, the FASB issued Accounting Standards Update (“ASU”) 2016-13 – Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments (“ASU 2016-13”). This update requires financial assets measured at amortized cost basis to be presented at the net amount expected to be collected. The measurement of expected credit losses is based on relevant information about past events, including historical experience, current conditions, and reasonable and supportable forecasts that affect the collectability of the reported amount. Since June 2016, the FASB issued clarifying updates to the new standard including changing the effective date for smaller reporting companies. The guidance is effective for fiscal years beginning after December 15, 2022, and interim periods within those fiscal years, with early adoption permitted. The Company adopted ASU 2016-13 on January 1, 2023. The adoption of ASU 2016-13 did not have a material impact on its financial statements.
In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures (“ASU 2023-09”), which will require the Company to disclose specified additional information in its income tax rate reconciliation and provide additional information for reconciling items that meet a quantitative threshold. ASU 2023-09 will also require the Company to disaggregate its income taxes paid disclosure by federal, state and foreign taxes, with further disaggregation required for significant individual jurisdictions. ASU 2023-09 will become effective for Annual periods beginning after December 15, 2024. The Company is still reviewing the impact of ASU 2023-09.
Management does not believe that any recently issued, but not yet effective, accounting pronouncements, if currently adopted, would have a material effect on the Company’s consolidated financial statements.
Note 3 — Initial Public Offering
Public Units
On December 22, 2021, the Company sold 18,975,000 Units, (which included 2,475,000 Units issued pursuant to the full exercise of the over-allotment option) at a purchase price of $10.00 per Unit. Each unit that the Company is offering has a price of $10.00 and consists of one share of common stock, one right, and one-half of one redeemable warrant. Each right entitles the holder thereof to receive one-tenth (1/10) of one share of common stock upon the consummation of an initial business combination. Each whole warrant entitles the holder thereof to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as described herein.
Public Warrants
Each whole warrant entitles the holder to purchase one share of common stock at a price of $11.50 per share, subject to adjustment as discussed herein. In addition, if (x) the Company issues additional shares of common stock or equity-linked securities for capital raising purposes in connection with the closing of the initial Business Combination at an issue price or effective issue price of less than $9.20 per share of common stock (with such issue price or effective issue price to be determined in good faith by the board of directors and, in the case of any such issuance to the initial stockholders or their affiliates, without taking into account any founder shares held by such stockholders or their affiliates, as applicable, prior to such issuance (the “Newly Issued Price”)), (y) the aggregate gross proceeds from such issuances represent more than 60% of the total equity proceeds, and interest thereon, available for funding the initial Business Combination (net of redemptions), and (z) the volume weighted average trading price of the common stock during the 20 trading day period starting on the trading day prior to the day on which the Company consummates the Business Combination (such price, the “Market Value”) is below $9.20 per share, the exercise price shall be adjusted (to the nearest cent) to be equal to 115% of the higher of the Market Value and the Newly Issued Price, and the $18.00 per share redemption trigger price described in the section “Redemption of warrants” will be adjusted (to the nearest cent) to be equal to 180% of the higher of the Market Value and the Newly Issued Price.
The warrants will become exercisable on the later of 12 months from the closing of the IPO or 30 days after the completion of its initial Business Combination and will expire five years after the completion of the Company’s initial Business Combination, at 5:00 p.m., New York City time, or earlier upon redemption or liquidation.
The Company has agreed that as soon as practicable, but in no event later than 15 business days after the closing of the initial Business Combination, the Company will use its reasonable best efforts to file, and within 60 business days after the closing of the initial Business Combination, to have declared effective, a registration statement relating to those shares of common stock, and to maintain a current prospectus relating to such shares of common stock until the warrants expire or are redeemed. Notwithstanding the foregoing, if a registration statement covering the shares of common stock issuable upon exercise of the warrants is not effective within the above specified period following the consummation of the initial Business Combination, warrant holders may, until such time as there is an effective registration statement and during any period when the Company shall have failed to maintain an effective registration statement, exercise warrants on a cashless basis pursuant to the exemption provided by Section 3(a)(9) of the Securities Act of 1933, as amended, or the Securities Act, provided that such exemption is available. If that exemption, or another exemption, is not available, holders will not be able to exercise their warrants on a cashless basis.

Redemption of Warrants
Once the warrants become exercisable, the Company may redeem the outstanding warrants:
•	in whole and not in part;
•	at a price of $0.01 per warrant;
•	upon a minimum of 30 days’ prior written notice of redemption (the “30-day redemption period”);
•
if, and only if, the last sale price of the common stock equals or exceeds $18.00 per share for any 20 trading days within a 30-trading day period ending on the third trading day prior to the date on which the Company sends the notice of redemption to the warrant holders.

If the Company calls the warrants for redemption as described above, management will have the option to require all holders that wish to exercise warrants to do so on a “cashless basis.” In determining whether to require all holders to exercise their warrants on a “cashless basis,” management will consider, among other factors, the Company’s cash position, the number of warrants that are outstanding and the dilutive effect on the stockholders of issuing the maximum number of shares of common stock issuable upon the exercise of the warrants. In such event, each holder would pay the exercise price by surrendering the warrants for that number of shares of common stock equal to the quotient obtained by dividing (x) the product of the number of shares of common stock underlying the warrants, multiplied by the difference between the exercise price of the warrants and the “fair market value” (defined below) by (y) the fair market value. The “fair market value” shall mean the average reported last sale price of the common stock for the 10 trading days ending on the third trading day prior to the date on which the notice of redemption is sent to the holders of warrants.
Note 4 — Private Placement
The Company’s Sponsor, I-Bankers and Dawson James have purchased an aggregate of 7,347,500 Private Placement Warrants (which included 697,500 Private Placement Warrants issued pursuant to the full exercise of the over-allotment option) at a price of $1.00 per warrant ($7,347,500 in the aggregate) in a private placement that closed simultaneously with the closing of the IPO. Of such amount, 5,162,500 Private Placement Warrants were purchased by the Sponsor and 2,185,000 Private Placement Warrants were purchased by I-Bankers and Dawson James.
The Private Placement Warrants are identical to the warrants included in the units sold in the IPO, except that the Private Placement Warrants: (i) will not be redeemable by the Company and (ii) may be exercised for cash or on a cashless basis, in each case so long as they are held by the initial purchasers or any of their permitted transferees. If the Private Placement Warrants are held by holders other than the initial purchasers or any of their permitted transferees, the Private Placement Warrants will be redeemable by the Company and exercisable by the holders on the same basis as the warrants included in the Units being sold in the IPO.
Note 5 — Related Party Transactions
Founder Shares
In April 2021, the Sponsor paid $25,000, or approximately $0.005 per share, to cover certain of the offering costs in exchange for an aggregate of 5,175,000 shares of common stock, par value $0.0001 per share (the “Founder Shares”). In October 2021, the Sponsor irrevocably surrendered to the Company for cancellation and for no consideration 862,500 shares of common stock. On December 20, 2021, the Company effected a 1.1- for-1 stock dividend of its common stock, resulting in the Sponsor holding an aggregate of 4,743,750 shares of common stock. The Founder Shares include an aggregate of up to 618,750 shares subject to forfeiture if the over-allotment option is not exercised by the underwriters in full. On December 22, 2021, the over-allotment option was fully exercised and such shares are no longer subject to forfeiture.
The Sponsor has agreed not to transfer, assign or sell any of their Founder Shares until the earlier to occur of: (A) one year after the completion of the initial Business Combination or (B) the date on which the Company completes a liquidation, merger, stock exchange or other similar transaction after the initial Business Combination that results in all of the Company’s public stockholders having the right to exchange their shares of common stock for cash, securities or other property (the “Lock-up”). Notwithstanding the foregoing, if the last sale price of the Company’s common stock equals or exceeds $12.00 per share (as adjusted for stock splits, stock dividends, reorganizations, recapitalizations and the like) for any 20 trading days within any 30-trading day period commencing at least 150 days after the initial Business Combination, the Founder Shares will be released from the Lock-up.
Convertible Promissory Note — Related Party
On April 27, 2023, the Company signed a Convertible Working Capital Promissory Note (“the Note”) with the Sponsor for $1,200,000. The Note is non-interest bearing and is due the earlier of the consummation of a business combination or the date of liquidation. The Sponsor may elect to convert all or any portion of the unpaid principal balance of this Note into warrants, at a price of $1.00 per warrant. As of December 31, 2023, the Company had principal outstanding of $1,121,815 and is presenting the Note at fair value on its balance sheet at December 31, 2023 in the amount of $944,118.
On January 10, 2024, the Company’s Board of Directors approved, and the Company amended, its Convertible Working Capital Promissory Note (the “Note”) with the sponsor to increase the principal amount of the Note that could be drawn on to $1.5 million. The amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $2.22 per share at the election of the sponsor.
Promissory Note — Related Party
On April 19, 2021, the Company issued an unsecured promissory note to the Sponsor, pursuant to which the Company may borrow up to an aggregate principal amount of $150,000 to be used for a portion of the expenses of the IPO. This loan is non-interest bearing, unsecured and was to be due at the earlier of December 31, 2021 or the closing of the IPO. On November 5, 2021, the Company amended the promissory note to increase the principal amount up to $200,000 with a due date at the earlier of April 30, 2022 or the closing of the IPO.
Through the IPO, the Company borrowed $200,000 under the promissory note and an additional $4,841 was advanced from the Sponsor. These amounts were repaid in full upon the closing of the IPO out of the offering proceeds that had been allocated to the payment of offering expenses (other than underwriting commissions). The Company paid $25,000 in excess which was owed back to the Company upon the closing of the IPO and was returned by the Sponsor on June 15, 2022.
Related Party Loans
In order to finance transaction costs in connection with an intended initial Business Combination, the initial stockholders or an affiliate of the initial stockholders or certain of the Company’s officers and directors may, but are not obligated to, loan the Company funds as may be required (the “Working Capital Loans”). If the Company completes the initial Business Combination, the Company would repay such loaned amounts out of the proceeds of the Trust Account released to the Company. Otherwise, such loans would be repaid only out of funds held outside the Trust Account. In the event that the initial Business Combination does not close, the Company may use a portion of the working capital held outside the Trust Account to repay such loaned amounts but no proceeds from the Trust Account would be used to repay such loaned amounts. Up to $1,500,000 of such loans may be convertible, at the option of the lender, into warrants at a price of $1.00 per warrant of the post Business Combination entity. The warrants would be identical to the Private Placement Warrants, including as to exercise price, exercisability and exercise period. At December 31, 2023 and 2022, the Company had no borrowings under the Working Capital Loans, other than the Note described in “Note 5 – Related Party Transactions – Convertible Promissory Note – Related Party”.
Administrative Service Fee
Commencing on the effective date of the IPO, the Company began paying its Sponsor a total of $5,000 per month for office space, utilities, secretarial support and other administrative and consulting services. As of June 30, 2023, the Company and the Sponsor terminated this agreement. For the year ended December 31, 2023, $30,000 had been incurred and billed relating to the administrative service fee. For the year ended December 31, 2022, $63,387 had been incurred and billed relating to the administrative service fee. As of December 31, 2023 and 2022, $50,000 and $25,000, respectively, relating to the administrative service fee was not paid and recorded as due to related party.

Note 6 — Commitments and Contingencies
Registration Rights
The holders of the Founder Shares, the Private Placement Warrants and warrants that may be issued upon conversion of Working Capital Loans (and any underlying securities) are entitled to registration rights pursuant to a registration rights agreement signed on the closing date of the IPO requiring the Company to register such securities for resale. The holders of these securities are entitled to make up to three demands, excluding short form demands, that the Company registers such securities. In addition, the holders have certain “piggy-back” registration rights with respect to registration statements filed subsequent to the completion of the initial Business Combination. However, the registration rights agreement provides that the Company will not permit any registration statement filed under the Securities Act to become effective until termination of the applicable Lock-up period described in Note 5. The Company will bear the expenses incurred in connection with the filing of any such registration statements.
Underwriters Agreement
The underwriters had a 30-day option from the date of IPO to purchase up to an additional 2,475,000 units to cover over-allotments, if any. On December 22, 2021, the over-allotment was fully exercised.
The underwriters received a cash underwriting discount of approximately 1.82% of the gross proceeds of the IPO, or $3,450,000.
Business Combination Marketing Agreement
Under a Business Combination marketing agreement, the Company engaged I-Bankers and Dawson James as advisors in connection with the Business Combination to assist the Company in holding meetings with the stockholders to discuss the potential Business Combination and the target business’s attributes, introduce the Company to potential investors that are interested in purchasing the Company’s securities in connection with the potential Business Combination, assist the Company in obtaining stockholder approval for the Business Combination and assist the Company with its press releases and public filings in connection with the Business Combination. The Company was obligated to pay I-Bankers and Dawson James a cash fee for such marketing services upon the consummation of the initial Business Combination in an amount of 3.68% of the gross proceeds of the IPO, or $6,986,250. The agreement was amended on November 7, 2022 and calls for the 3.68% business combination fee to be paid as (a) 27.5% cash and (b) 72.5% to be rolled into equity at closing.
Representative’s Shares
On December 22, 2021, the Company issued 450,000 shares (Representative Shares) of common stock (which included 37,500 Representative Shares issued pursuant to the full exercise of the over-allotment option) at the consummation of the IPO to I-Bankers and Dawson James (and/or their designees). I-Bankers and Dawson James (and/or their designees) have agreed not to transfer, assign or sell any such shares until the completion of the initial Business Combination. In addition, I-Bankers and Dawson James (and/or their designees) have agreed (i) to waive their redemption rights with respect to such shares in connection with the completion of the initial Business Combination and (ii) to waive their rights to liquidating distributions from the Trust Account with respect to such shares if the Company fails to complete its initial Business Combination within the Combination Period. The fair value of the Representative’s Shares issued are recognized as offering costs directly attributable to the issuance of an equity contract to be classified in equity and are recorded as a reduction of equity (see Note 1). The fair value of the Representative’s Shares of $3,570,576 was determined utilizing a Monte Carlo simulation with the following inputs at December 22, 2021:
December 22, 2021
Input
Risk-free interest rate	0.76%
Expected term (years)	2.27
Expected volatility	11.4%
Stock price	$10.00
Fair value of Representative’s Shares	$7.93

Representative’s Warrants
The Company granted to I-Bankers and Dawson James (and/or their designees) 569,250 warrants (which included 74,250 warrants issued pursuant to the full exercise of the over-allotment option) exercisable at $11.50 per share (or an aggregate exercise price of $6,546,375) at the closing of the IPO. The Representative Warrants issued are recognized as derivative liabilities in accordance with ASC 815-40 and recorded as liabilities at fair value each reporting period (see Notes 1 and 8). The warrants may be exercised for cash or on a cashless basis, at the holder’s option, at any time during the period commencing on the later of the first anniversary of the effective date of the registration statement of which the IPO forms a part and the closing of the initial Business Combination and terminating on the fifth anniversary of such effectiveness date. Notwithstanding anything to the contrary, I-Bankers and Dawson James have agreed that neither they nor their designees will be permitted to exercise the warrants after the five year anniversary of the effective date of the registration statement of which the IPO forms a part. The warrants and such shares purchased pursuant to the warrants have been deemed compensation by FINRA and are therefore subject to a lock-up for a period of 180 days immediately following the date of the effectiveness of the registration statement of which the IPO forms a part pursuant to FINRA Rule 5110I(1). Pursuant to FINRA Rule 5110I(1), these securities will not be the subject of any hedging, short sale, derivative, put or call transaction that would result in the economic disposition of the securities by any person for a period of 180 days immediately following the effective date of the registration statement of which the IPO forms a part, nor may they be sold, transferred, assigned, pledged or hypothecated for a period of 180 days immediately following the effective date of the registration statement of which the IPO forms a part except to any underwriter and selected dealer participating in the offering and their bona fide officers or partners. The warrants grant to holders demand and “piggy back” rights for periods of five and seven years, respectively, from the effective date of the registration statement of which the IPO forms a part with respect to the registration under the Securities Act of the shares issuable upon exercise of the warrants. The Company will bear all fees and expenses attendant to registering the securities, other than underwriting commissions, which will be paid for by the holders themselves. The exercise price and number of shares issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a share dividend, or the Company’s recapitalization, reorganization, merger or consolidation. However, the warrants will not be adjusted for issuances of shares at a price below its exercise price. The Company will have no obligation to net cash settle the exercise of the warrants. The holder of the warrants will not be entitled to exercise the warrants for cash unless a registration statement covering the securities underlying the warrants is effective or an exemption from registration is available.
Merger Agreement
On November 7, 2022, NorthView entered into a Merger Agreement and Plan of Reorganization (the “Merger Agreement”), by and among Merger Sub., and Profusa, Inc., a California corporation (“Profusa”). The Merger Agreement provides that, among other things, at the closing of the transactions contemplated by the Merger Agreement, Merger Sub will merge with and into Profusa (the “Merger”), with Profusa surviving as a wholly-owned subsidiary of NorthView. In connection with the Merger, NorthView will change its name to “Profusa, Inc.”
The Business Combination is subject to customary closing conditions, including the satisfaction of the minimum available cash condition of $15,000,000, the receipt of certain governmental approvals and the required approval by the stockholders of NorthView and Profusa. There is no assurance that the Business Combination will be completed.
The aggregate consideration to be received by the Profusa shareholders is based on a pre-transaction equity value of $155,000,000. The exchange ratio will be equal to (a) $155,000,000, divided by an assumed value of NorthView Common Stock of $10.00 per share. Subject to certain future revenue and stock-price based milestones, Profusa shareholders will have the right to receive an aggregate of up to an additional 3,875,000 shares of NorthView Common Stock.
On September 12, 2023, the parties to the Merger Agreement entered into Amendment No. 1 to the Merger Agreement (the “Amendment”) pursuant to which the parties agreed to revise the revenue earnout milestones to reflect updated projections provided by Profusa. Specifically, Amendment No. 1 revised the definition of “Milestone Event III” and “Milestone Event IV” such that one-quarter of the Earnout Shares would be issued to Profusa stockholders if the combined company achieves Earnout Revenue of $11,864,000 for the fiscal year ended December 31, 2024, and one-quarter of the Earnout Shares would be issued to Profusa stockholders if the combined company achieves Earnout Revenue of $99,702,000 for the fiscal year ended December 31, 2025. Amendment No. 1 also clarified the exercise price of certain of the Company’s Warrants.
On September 14, 2023 and September 29, 2023, the Company paid Profusa related expenses in the amount of $25,000, respectively, for a total of $50,000. The Profusa related expenses will not be repaid and are reflected in operating costs in the Company’s consolidated statement of operations.
Note 7 — Stockholders’ Deficit
Preferred stock — The Company is authorized to issue 1,000,000 shares of preferred stock with a par value of $0.0001 and with such designations, rights and preferences as may be determined from time to time by the Company’s board of directors. As of December 31, 2023 and 2022, there was no preferred stock issued or outstanding.
Common Stock — The Company is authorized to issue a total of 100,000,000 shares of common stock at par value of $0.0001 each. In April 2021, the Company issued 5,175,000 shares of common stock to its Sponsor for $25,000, or approximately $0.005 per share. In October 2021, the Sponsor irrevocably surrendered to the Company for cancellation and for no consideration 862,500 shares of common stock. On December 20, 2021, the Company effected a 1.1-for-1 stock dividend of its common stock, resulting in an aggregate of 4,743,750 Founder Shares issued and outstanding. On December 22, 2021, the Company has also issued 450,000 shares (Representative’s Shares) of common stock (which included 37,500 Representative Shares issued pursuant to the full exercise of the over-allotment option) at the consummation of the IPO to I-Bankers and Dawson James (and/or their designees). As of December 31, 2023 and 2022, there were 5,193,750 shares of common stock issued and outstanding, excluding 833,469 and 18,975,000 shares of common stock subject to redemption, respectively.
Common stockholders of record are entitled to one vote for each share held on all matters to be voted on by stockholders. Unless specified in the Company’s amended and restated certificate of incorporation or bylaws, or as required by applicable provisions of the DGCL or applicable stock exchange rules, the affirmative vote of a majority of the Company’s common stock that are voted is required to approve any such matter voted on by the stockholders. There is no cumulative voting with respect to the election of directors, with the result that the holders of more than 50% of the shares voted for the election of directors can elect all of the directors (prior to consummation of the initial Business Combination). The Company’s stockholders are entitled to receive ratable dividends when, as and if declared by the board of directors out of funds legally available therefor.
Note 8 — Fair Value Measurements
Fair value is defined as the price that would be received for sale of an asset or paid for transfer of a liability, in an orderly transaction between market participants at the measurement date. GAAP establishes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The Company’s financial instruments are classified as either Level 1, Level 2 or Level 3. These tiers include:
•	Level 1, defined as observable inputs such as quoted prices (unadjusted) for identical instruments in active markets;
•
Level 2, defined as inputs other than quoted prices in active markets that are either directly or indirectly observable such as quoted prices for similar instruments in active markets or quoted prices for identical or similar instruments in markets that are not active; and

•
Level 3, defined as unobservable inputs in which little or no market data exists, therefore requiring an entity to develop its own assumptions, such as valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable.

The following tables present information about the Company’s assets and liabilities that are measured at fair value on December 31, 2023 and 2022, and indicates the fair value hierarchy of the valuation inputs the Company utilized to determine such fair value:
	December 31, 2023	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Assets:
Cash and marketable securities held in trust	$10,873,406	$10,873,406	$ —	$—
Liabilities:
Warrant liabilities – Public Warrants	$85,388	$85,388	$—	$—
Warrant liabilities – Private Placement Warrants	66,128	—	—	66,128
Warrant liabilities – Representative’s Warrants	5,123	—	—	5,123
Convertible promissory note	944,118	—	—	944,118
Total	$1,100,757	$85,388	$—	$1,015,369
	December 31, 2022	Quoted Prices In Active Markets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Other Unobservable Inputs (Level 3)
Liabilities:
Warrant liabilities – Public Warrants	$450,656	$450,656	$—	$—
Warrant liabilities – Private Placement Warrants	377,857	—	—	377,857
Warrant liabilities – Representative’s Warrants	29,274	—	—	29,274
Total	$857,787	$450,656	$—	$407,131
The Company did not have any assets in the Trust Account measured at fair value as of December 31, 2022.
The Public Warrants, the Private Placement Warrants and the Representative’s Warrants were accounted for as liabilities in accordance with ASC 815-40 and are presented within liabilities on the consolidated balance sheets. The warrant liabilities are measured at fair value at inception and on a recurring basis, with changes in fair value presented within change in fair value of warrant liabilities in the consolidated statements of operations.
The Company utilized a Monte Carlo simulation model for the initial valuation of the Public Warrants. The subsequent measurement of the Public Warrants at December 31, 2023 and 2022 was classified as Level 1 due to the use of an observable market quote in an active market. As of December 31, 2023 and 2022, the aggregate value of Public Warrants was $85,388 and $450,656, respectively.
The Company uses a Monte Carlo simulation model to value the Private Placement Warrants and the Representative’s Warrants. The Company allocated the proceeds received from (i) the sale of Units (which is inclusive of one shares of Common Stock and one-half of one Public Warrant) and (ii) the sale of Private Placement Warrants, first to the warrants based on their fair values as determined at initial measurement, with the remaining proceeds allocated to Common Stock subject to possible redemption (temporary equity) based on their relative fair values at the initial measurement date. The Private Placement Warrants and the Representative’s Warrants were classified within Level 3 of the fair value hierarchy at the measurement dates due to the use of unobservable inputs. Inherent in pricing models are assumptions related to expected share-price volatility, expected life and risk-free interest rate. The Company estimates the volatility of its common stock based on historical volatility that matches the expected remaining life of the warrants. The risk-free interest rate is based on the U.S. Treasury zero-coupon yield curve on the grant date for a maturity similar to the expected remaining life of the warrants. The expected life of the warrants is assumed to be equivalent to their remaining contractual term.

The key inputs into the Monte Carlo simulation model for the warrant liabilities and convertible promissory note were as follows at December 31, 2023 and 2022:
	December 31, 2023	December 31, 2022
Input
Risk-free interest rate	5.06%	4.74%
Expected term (years)	0.71	0.90
Expected volatility	De minimis%	7.7%
Exercise price	$11.50	$11.50
Fair value of Common stock	$11.16	$10.13
The following table provides a summary of the changes in the fair value of the Company’s Level 3 financial instruments that are measured at fair value on a recurring basis for the years ended December 31, 2023 and 2022:
	Private Placement Warrants	Public Warrants	Representative’s Warrants	Warrant Liability
Fair value at December 31, 2022	$377,857	$—	$29,274	$407,131
Change in fair value of warrant liabilities	(311,729)	—	(24,151)	(335,880)
Fair value at December 31, 2023	$66,128	$—	$5,123	$71,251
Convertible Promissory Note
Fair value at December 31, 2022	$—
Principal borrowing	1,121,815
Change in fair value of convertible promissory note	(177,697)
Fair value at December 31, 2023	$944,118
	Private Placement Warrants	Public Warrants	Representative’s Warrants	Warrant Liability
Fair value at December 31, 2021	$3,086,701	$3,890,177	$239,144	$7,216,022
Change in fair value of warrant liabilities	(2,708,844)	(2,088,501)	(209,870)	(5,007,215)
Transfer out of Level 3 to Level 1	—	(1,801,676)	—	(1,801,676)
Fair value at December 31, 2022	$377,857	$—	$29,274	$407,131
Transfers to/from Levels 1, 2 and 3 are recognized at the end of the reporting period. There was a transfer out of Level 3 to Level 1 for the fair value of the Public Warrants when they began to trade separately from the Units during the three months ended March 31, 2022.
The fair value of the Company’s working capital loan is valued using a compound option formula on the convertible feature and a present value of the host contract. The valuation technique requires inputs that are both unobservable and significant to the overall fair value measurement. These inputs reflect management’s own assumption about the assumptions a market participant would use in pricing the working capital loan.
Note 9 — Income Taxes
The Company’s net deferred tax assets are as follows:
	December 31, 2023	December 31, 2022
Deferred tax asset/(liability)
Organizational costs/Startup expenses	$436,196	$232,484
Unrealized gain/loss - Trust	(13,661)	(36,940)

	December 31, 2023	December 31, 2022
Net deferred tax asset	422,535	195,544
Valuation allowance	(436,196)	(232,484)
Deferred tax (liability), net of allowance	$(13,661)	$(36,940)
The income tax provision consists of the following:
	For the Year Ended December 31, 2023	For the Year Ended December 31, 2022
Federal
Current	$480,069	$462,271
Deferred	(226,991)	(187,441)

State
Change in valuation allowance	203,712	224,381
Income tax provision	$456,790	$499,211
As of December 31, 2023 and 2022, the Company had $0 in U.S. federal net operating loss carryovers available to offset future taxable income.
In assessing the realization of the deferred tax assets, management considers whether it is more likely than not that some portion of all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependent upon the generation of future taxable income during the periods in which temporary differences representing net future deductible amounts become deductible. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income and tax planning strategies in making this assessment. After consideration of all of the information available, management believes that significant uncertainty exists with respect to future realization of the deferred tax assets and has therefore established a full valuation allowance. For the years ended December 31, 2023 and 2022, the change in the valuation allowance was $203,712 and $224,381.
A reconciliation of the federal income tax rate to the Company’s effective tax rate is as follows:
	December 31, 2023	December 31, 2022
Statutory federal income tax rate	21.0%	21.0%
Change in fair value of warrant liabilities	-11.4	-17.4
Business combination expenses	5.8	—
Penalties and interest	0.2	—
Change in valuation allowance	12.6	2.9
Income tax provision	28.2%	6.5%
The Company files income tax returns in the U.S. federal, New York and New York City jurisdictions and is subject to examination by the various taxing authorities since inception.
Note 10 — Subsequent Events
On January 2, 2024, the Company and Continental Stock Transfer & Trust Company (“CST”) entered into Amendment No. 1 to Investment Management Trust Agreement, dated December 20, 2021, by and between the Company and CST, to allow CST, upon written instruction of the Company, to (i) hold the funds in the Company’s trust account uninvested or (ii) hold the funds in an interest-bearing bank demand deposit account.

On January 10, 2024, the Company’s Board of Directors approved, and the Company amended, its Convertible Working Capital Promissory Note (the “Note”) with the sponsor to increase the principal amount of the Note that could be drawn on to $1.5 million. The amended and restated Note also allows for the conversion of the outstanding principal balance of the Note to be repaid in shares of Company common stock at a price of $2.22 per share at the election of the sponsor.
On January 11, 2024, we received a written notice (the “Notice”) from the Listing Qualifications Department of Nasdaq indicating that we are not in compliance with Nasdaq Listing Rule 5620(a) (the “Annual Stockholders Meeting Rule”) due to our failure to hold an annual meeting of stockholders within twelve months of the end of our fiscal year end. The Notice is only a notification of deficiency, not of imminent delisting, and has no current effect on the listing or trading of our securities on the Nasdaq Stock Market. The Notice stated that we had 45 calendar days, or until February 26, 2024, to submit a plan to regain compliance with the Annual Stockholders Meeting Rule. We expect to submit to Nasdaq a plan to regain compliance with the Annual Stockholders Meeting Rule within the required timeframe, but there can be no assurance that we will be able to do so.
On January 12, 2024, the parties to the Merger Agreement entered into an Amendment No. 2 to the Merger Agreement (“Amendment No. 2 to the Merger Agreement”) pursuant to which the parties agreed to revise the definition of “Milestone Event III” and such that the Earnout Revenue milestone of $11,864,000 for the fiscal year ended December 31, 2024, was replaced with a milestone of consummating the Tasly JV (as defined in the amended Merger Agreement) and receipt of the related funding (as described elsewhere in this proxy statement/prospectus) during the fiscal year ended December 31, 2024. All other aspects of the Merger Agreement were unmodified.
On February 16, 2024, the Company’s Board of Directors approve and authorized the Company to execute a binding term sheet between the Company and Profusa, Inc. (the “Target”) for the Stock Subscription funding with Vellar Opportunities Fund Master, Ltd. (“Vellar”). Vellar has agreed to subscribe for 2,500,000 shares of common and/or preferred stock of the Target upon the closing of the Business Combination at a price of $2.00 per share, for a total amount of $5,000,000 to be funded by Vellar immediately prior to the Business Combination.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Stockholders and Board of Directors of
Profusa, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of Profusa, Inc. and Subsidiary (the “Company”) as of December 31, 2023 and 2022, the related consolidated statements of operations and comprehensive loss, convertible preferred stock and stockholders’ deficit, and cash flows for each of the two years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2023, in conformity with accounting principles generally accepted in the United States of America.
Explanatory Paragraph – Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As more fully described in Note 1, the Company has a significant working capital deficiency, has incurred significant losses and needs to raise additional funds to meet its obligations and sustain its operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.
Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits in accordance with the standards of the PCAOB and in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.
Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.
/s/ Marcum LLP
Marcum LLP
We have served as the Company’s auditor since 2021
San Francisco, CA
March 4, 2024

PROFUSA, INC. AND SUBSIDIARY
CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	December 31, 2023	December 31, 2022
Assets
Current assets:
Cash	$142	$78
Other receivables	45	—
Prepaid expenses and other current assets	146	82
Total current assets	333	160
Property and equipment, net	2	—
Deferred offering costs	1,527	841
Other non-current assets	31	30
Total assets	$1,893	$1,031
Liabilities, convertible preferred stock, and stockholders’ deficit
Current liabilities:
Accounts payable	$3,993	$3,428
Accrued liabilities	2,351	1,193
Convertible debt payable (including loans and notes payable to related parties of $21,755 and $17,605 as of December 31, 2023 and 2022, respectively)	38,185	29,130
Promissory notes (including notes payable to related parties of $801 and $576 as of December 31, 2023 and 2022, respectively)	849	576
PPP loan	1,362	1,326
Total current liabilities	46,740	35,653
Total liabilities	46,740	35,653
Commitments and contingencies (Note 6)
Convertible Preferred Stock:
Series A convertible preferred stock: $0.0001 par value – 4,350,314 shares authorized at December 31, 2023 and 2022, and 4,350,314 shares issued and outstanding at December 31, 2023 and 2022. (Liquidation preference $5,307 at December 31, 2023 and 2022)	5,231	5,231
Series B convertible preferred stock: $0.0001 par value – 5,293,175 shares authorized at December 31, 2023 and 2022, and 5,293,175 shares issued and outstanding at December 31, 2023 and 2022. (Liquidation preference $13,815 at December 31, 2023 and 2022)	13,701	13,701
Series C/C-1 convertible preferred stock: $0.001 par value – 8,907,893 shares authorized at December 31, 2023 and 2022, and 8,220,445 shares issued and outstanding at December 31, 2023 and 2022. (Liquidation preference $45,062 at December 31, 2023 and 2022)	46,217	46,217
Total convertible preferred stock	65,149	65,149
Stockholders’ deficit:
Common stock: $0.0001 par value – 40,000,000 authorized shares at December 31, 2023 and December 31, 2022, and 5,604,651 and 5,570,901 shares issued and outstanding at December 31, 2023 and 2022, respectively	—	—
Additional paid-in-capital	5,732	5,676
Accumulated deficit	(115,728)	(105,447)
Total stockholders’ deficit	(109,996)	(99,771)
Total liabilities, convertible preferred stock and stockholders’ deficit	$1,893	$1,031
The accompanying notes are an integral part of these consolidated financial statements.

PROFUSA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS
(IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)
	For the Years Ended December 31,
	2023	2022
Government grant revenue	$45	$—
Operating expenses:
Research and development	2,036	4,199
General and administrative	4,079	5,244
Loss on early termination of operating lease	—	1,697
Total operating expenses	6,115	11,140
Loss from operations	(6,070)	(11,140)
Other income (expenses)
Troubled debt restructuring gain on senior notes due to related parties	—	3,976
Loss on change in the fair value of Tasly convertible debt	(22)	—
Loss on debt extinguishment	—	(8,811)
Gain on change in the fair value of derivative liabilities (including related parties amounts of $0 and $1,473 for the years ended December 31, 2023 and 2022, respectively)	—	2,031
Interest expense (including related parties amounts of $2,530 and $4,418 for the years ended December 31, 2023 and 2022, respectively)	(4,283)	(6,270)
Other income (loss)	94	(3)
Total other expense, net	(4,211)	(9,077)
Net loss and comprehensive loss	$(10,281)	$(20,217)
Net loss per share, basic and diluted	$(1.84)	$(3.63)
Weighted-average common shares outstanding, basic and diluted	5,600,741	5,569,696
The accompanying notes are an integral part of these consolidated financial statements.

PROFUSA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS’ DEFICIT FOR THE YEARS ENDED DECEMBER 31, 2023 and 2022
(IN THOUSANDS, EXCEPT SHARE AMOUNTS)
	Series A Convertible Preferred Stock		Series B Convertible Preferred Stock		Series C/C-1 Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total Stockholders' Deficit
	Shares	Amount	Shares	Amount	Shares	Amount	Shares	Amount
Balance at January 1, 2022	4,350,314	5,231	5,293,175	$13,701	8,220,445	$46,217	5,550,901	$—	$1,574	$(85,230)	$(83,656)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	20,000	—	17	—	17
Related party senior notes troubled debt restructuring	—	—	—	—	—	—	—	—	3,974	—	3,974
Stock-based compensation expense	—	—	—	—	—	—	—	—	111	—	111
Net loss	—	—	—	—	—	—	—	—	—	(20,217)	(20,217)
Balance at December 31, 2022	4,350,314	$5,231	5,293,175	$13,701	8,220,445	$46,217	5,570,901	$—	$5,676	$(105,447)	$(99,771)
Balance at January 1, 2023	4,350,314	$5,231	5,293,175	$13,701	8,220,445	$46,217	5,570,901	$—	$5,676	$(105,447)	$(99,771)
Issuance of common stock upon exercise of stock options	—	—	—	—	—	—	33,750	—	23	—	23
Stock-based compensation expense	—	—	—	—	—	—	—	—	33	—	33
Net loss	—	—	—	—	—	—	—	—	—	(10,281)	(10,281)
Balance at December 31, 2023	4,350,314	$5,231	5,293,175	$13,701	8,220,445	$46,217	5,604,651	$—	$5,732	$(115,728)	$(109,996)
The accompanying notes are an integral part of these consolidated financial statements.

PROFUSA, INC. AND SUBSIDIARY
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN THOUSANDS)
	For the Years Ended December 31,
	2023	2022
Cash flows from operating activities
Net loss	$(10,281)	$(20,217)
Adjustments to reconcile net loss to net cash used in operating activities:
Non-cash interest expense	4,283	6,270
Depreciation and amortization	—	84
Gain on senior notes troubled debt restructuring	—	(3,976)
Loss on change in fair value of Tasly convertible debt	22	—
Gain on change in fair value of derivative liability	—	(2,031)
Loss on debt extinguishment	—	8,811
Loss on early termination of operating lease	—	1,697
Amortization of operating lease right-of-use asset	—	640
Stock-based compensation expenses	33	111
Changes in assets and liabilities:
Other receivables	(45)	38
Prepaid expenses and other current assets	(64)	(18)
Other non-current assets	(1)	(25)
Accounts payable	533	706
Operating lease liability	—	(426)
Accrued liabilities	1,118	634
Net cash used in operating activities	(4,402)	(7,702)
Cash flows from investing activities
Purchase of property and equipment	(2)	—
Net cash used in investing activities	(2)	—
Cash flows from financing activities
Proceeds from issuance of senior notes, net of issuance costs	3,235	7,714
Proceeds from issuance of Tasly convertible debt	1,600	—
Proceeds from issuance of promissory notes, net of issuance costs	375	340
Repayment of senior notes	—	(200)
Repayment of related party promissory notes	(151)	(158)
Payment of deferred offering costs	(614)	(789)
Proceeds from issuance of common stock upon exercise of stock options	23	17
Net cash provided by financing activities	4,468	6,924
Net increase (decrease) in cash	64	(778)
Cash at the beginning of the period	78	856
Cash at the end of the period	$142	$78
Supplemental disclosures of non-cash investing and financing information:
Fair value of compound derivative liability at issuance	$—	$11,239
Increase in unpaid deferred offering costs	$72	$52
Cash paid for interest	$—	$—
Cash paid for taxes	$—	$—
The accompanying notes are an integral part of these consolidated financial statements.

PROFUSA, INC. AND SUBSIDIARY
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
Note 1 — Organization, Description of Business, Going Concern, and Significant Risks and Uncertainties
Description of Business
Profusa, Inc. (the “Company”) was incorporated in the state of California on May 11, 2009. The Company engaged in the development of a new generation of biointegrated sensors that potentially empowers the individual with the ability to monitor their unique body chemistry.
The Company’s technology enables the development of bioengineered sensors that are designed to become one with the body to detect and continuously transmit actionable, clinical-grade data for personal and medical use. The Company’s first offering in the European Union, the Lumee™ Oxygen Platform, is designed to report reliable tissue oxygen levels at various regions of interest, both acutely and long-term. The Lumee™ Oxygen Platform has been designed for use in applications where monitoring of compromised tissue is beneficial, such as peripheral artery disease that results in narrowing of blood vessels and reduced blood flow to the lower limbs; chronic wounds (diabetic ulcers, pressure sores) that do not heal properly; and reconstructive surgery.
The Company’s research and development efforts are primarily focused on its Lumee™ Glucose Platform which is a system designed to monitor glucose levels in interstitial fluid, continuously and long-term. A tiny, biocompatible gel injected under the skin acts as a continuous glucose monitor (CGM) for several months. The ability of Lumee™ Glucose to provide continuous glucose monitoring with only an initial single injection, is an attractive alternative for people with diabetes to manage their disease without the need for frequent finger sticks required by standard glucometers, or the need for weekly sensor replacement as required by current short-term needle-type CGMs.
On November 6, 2022, the Company’s board of directors unanimously approved the pursuit of a business combination transaction involving the Company. On November 7, 2022, the Company entered into an Agreement and Plan of Merger (“Merger”) with NorthView Acquisition Corp (“NorthView”), where a subsidiary of NorthView will merge with the Company, with the Company surviving the Merger as a wholly owned subsidiary of NorthView.
On August 8, 2023, a new wholly owned subsidiary, Profusa Asia Pacific Pte. Ltd (“APAC”), was created and incorporated by the Company under the laws of Singapore. Upon creation, the new entity was capitalized by the Company by payment of $1,000 for 1,000 Ordinary Shares. As a result, at the time of incorporation, the entity became a wholly owned subsidiary of the Company. The entity was created with the expectation of jointly conducting the business of developing, manufacturing and commercializing the Lumee Glucose and the Lumee Oxygen products, currently under development by the Company, together with a third party. No business or activities will have been conducted by the entity from the date of formation through and until the closing date of the proposed License Agreement and Shareholders Agreement between the Company and Best Life Technology Ltd, an entity wholly owned and controlled by the Tasly Holding Group (“Tasly”) which is a related party of the Company. In connection with and on or around the same date as the closing of the proposed Merger between the Company and NorthView, the Company expects to sign and execute a License Agreement and Shareholders Agreement (the “APAC Joint Venture”) setting forth the relative and other terms under which the development and business activities of the entity will be conducted.
Going Concern
The Company has incurred significant net operating losses from operations. As of December 31, 2023, the Company has a working capital deficit of approximately $46.4 million. For the year ended December 31, 2023, the Company incurred a net loss of approximately $10.3 million and used approximately $4.4 million of cash in operating activities.
The Company has been able to finance its operations primarily with the proceeds from the issuance of equity and debt instruments and to a lesser extent, revenues from government grants. Additional funds may be necessary to maintain current operations and will be required for successful product commercialization efforts. The Company’s management plans to obtain additional funds through the merger with a special purpose acquisition company (“SPAC”), issuance of additional equity or refinancing of current debt, which is intended to mitigate the relevant conditions or events that raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. As the ability to refinance its current debt or raise additional equity financing is outside of management’s control, the Company cannot conclude that management’s plans will be effectively implemented within one year from the date the consolidated financial statements are issued. These factors raise substantial doubt about the Company’s ability to continue as a going concern within one year from the date the consolidated financial statements are issued. The consolidated financial statements do not contain any adjustments that might result from the outcome of this uncertainty.
Significant Risks and Uncertainties
The Company operates in a dynamic and highly competitive industry and believes that changes in any of the following areas could have a material adverse effect on the Company’s future financial position, results of operations, or cash flows: ability to obtain future financing; advances and trends in new technologies and industry standards; results of clinical trials; regulatory approval and market acceptance of the Company’s products; development of sales channels; certain strategic relationships; litigation or claims against the Company base on intellectual property, patent, product, regulatory, or other factors; and the Company’s ability to attract and retain employees necessary to support its growth.
Products developed by the Company require approvals from the U.S. Food and Drug Administration (“FDA”) or other international regulatory agencies prior to commercial sales. There can be no assurance that the products will receive the necessary approvals. If the Company is denied approval, approval is delayed or the Company is unable to maintain approval, it could have a materially adverse impact on the Company.
The Company has expended and will continue to expend substantial funds to complete the research, development and clinical testing of product candidates. The Company also will be required to expend additional funds to establish commercial-scale manufacturing arrangements and to provide for the marketing and distribution of products that receive regulatory approval. The Company will require additional funds to commercialize its products. The Company is unable to entirely fund these efforts with its current financial resources. If adequate funds are unavailable on a timely basis from operations or additional sources of financing, the Company may have to delay, reduce the scope of or eliminate one or more of its research or development programs which would materially and adversely affect its business, financial condition and results of operations.
Note 2 — Summary of Significant Accounting Policies
Principles of Accounting and Consolidation
The accompanying consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and pursuant to applicable rules and regulations of the Securities and Exchange Commission (“SEC”) and include all adjustments necessary for the fair presentation of the Company’s financial position as of December 31, 2023 and 2022, and the results of operations and cash flows for the years then ended. The accompanying consolidated financial statements include the accounts of Profusa Inc. and its wholly owned subsidiary, APAC. All intercompany balances and transactions have been eliminated in consolidation.
Use of Estimates
The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities and the reported amounts of revenue and expenses in the consolidated financial statements and accompanying notes. The Company’s management regularly assesses these estimates, including those related to accrued liabilities, valuation of the Tasly convertible debt, convertible promissory notes and senior notes, valuation allowance for deferred tax assets, and valuation of stock-based awards. Actual results could differ from these estimates, and such differences could be material to the Company’s financial position and results of operations.
Segments
Operating segments are defined as components of an entity where discrete financial information is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. Management uses one measurement of profitability and does not segregate its business for internal reporting, making operating decisions, and assessing financial performance. All long-lived assets are maintained in the U.S. Accordingly, the Company views its operations and manages its business in one operating segment.
Concentration of Credit Risk
Financial instruments that potentially subject the Company to a concentration of credit risk consist of cash and other receivables. Substantially all of the Company’s cash is held by one financial institution. Such deposits may, at times, exceed federally insured limits. The Company has not experienced any losses on its cash.
The Company’s other receivables are represented by amounts owned by two government agencies under the government grants.
Cash and Cash Equivalents
The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. As of December 31, 2023 and 2022, cash consisted of cash on deposit with a bank denominated in U.S. dollars.
Deferred Offering Costs
Specific incremental costs, consisting of legal, accounting and other fees and costs, directly attributable to a proposed or actual offering of securities are deferred and charged against the gross proceeds of the offering. In the event of a significant delay or cancellation of a planned offering of securities, all of the costs are expensed. Offering costs capitalized as of December 31, 2023 and December 31, 2022 were $1.5 million and $0.8 million, respectively.
Fair Value of Financial Instruments
The Company’s financial instruments consist of other receivables, accounts payable, promissory notes, convertible promissory notes and senior notes. The Company states accounts payable at their carrying value, which approximates fair value due to the short time to the expected receipt or payment. The promissory notes are stated at amortized cost, which approximates their fair value, because the Company believes their terms approximate those that would be available to it on a similar loan from an unrelated party. The Tasly convertible debt issued between June-August 2023 (Note 5) carried at fair value based on unobservable market inputs.
Share-Based Compensation
The Company accounts for share-based compensation arrangements with employees and non-employees using a fair value method which requires the recognition of compensation expense for costs related to all share-based payments including stock options. The fair value method requires the Company to estimate the fair value of share-based payment awards on the date of grant using an option pricing model. The Company uses the Black-Scholes pricing model to estimate the fair value of options granted that are then expensed on a straight-line basis over the vesting period. The Company accounts for forfeitures as they occur. Option valuation models, including the Black-Scholes option-pricing model, require the input of highly subjective assumptions, and changes in the assumptions used can materially affect the grant-date fair value of an award. These assumptions include the risk-free rate of interest, expected dividend yield, expected volatility, and the expected life of the award.
Convertible Preferred Stock
The Company records all shares of convertible preferred stock at their respective fair values on the dates of issuance, net of issuance costs. The convertible preferred stock is recorded outside of permanent equity because while it is not mandatorily redeemable, in certain events considered not solely within the Company’s control, such as a merger, acquisition, or sale of all or substantially all of the Company’s assets (each, a “deemed liquidation event”), the convertible preferred stock will become redeemable at the option of the holders of at least a majority of the then outstanding preferred shares. The Company has not adjusted the carrying values of the convertible preferred stock to its liquidation preference because a deemed liquidation event obligating the

Company to pay the liquidation preferences to holders of shares of convertible preferred stock is not probable of occurring. Subsequent adjustments to the carrying values to the liquidation preferences will be made only when it becomes probable that such a deemed liquidation event will occur.
Government Grant Revenue
The Company receives payments from government entities under non-refundable grants in support of product development programs. The grants received fall within two categories:
a.
Expense Reimbursement Grants — grants in which the Company is entitled to claim from a government entity reimbursement of certain qualified expenses incurred to date. The nature and amount of such expenses are determined by each respective grant;

b.	Fixed Fee Grants — grants in which the total amount of the grant is fixed and the disbursements are made based on submission to the grantor of specified deliverables.
The Company has concluded that all government grants received are outside the scope of ASC 606, Revenue from Contracts with Customers, because such grants do not involve a reciprocal transfer in which each party receives and sacrifices approximately commensurate value. Therefore, the grants meet the definition of a contribution and are non-exchange transactions. The Company has further concluded that Subtopic 958-605, Not-for-Profit-Entities-Revenue Recognition, does not apply to the government grants received, as the Company is a business entity, and the grants are with governmental agencies or units.
In absence of explicit U.S. GAAP guidance on contributions received by business entities, the Company made a policy decision to apply by analogy recognition and measurement guidance in International Accounting Standard 20 Accounting for Government Grants and Disclosure of Government Assistance (“IAS 20”). Under this approach recognize grants at fair value only when there is reasonable assurance that the Company will comply with the conditions attaching to them, and that the grants will be received. The Company recognizes as income the amounts received or receivable from expense reimbursement grants to the extent, and in the period in which, the qualifying costs have been incurred. Further, the Company recognizes as income the amounts received or receivable from fixed fee grants by applying the proportional performance method. Under this method, grant income is recognized using the same proportion as the costs incurred to date to the total expected cost of the project, but limiting the income to be recognized to the amount to which we are entitled based on the submitted deliverables.
Research and Development
Research and development expenses consist of costs related to employee compensation and benefits, costs for contract manufacturing organizations (“CMOs”), costs for contract research organizations (“CROs”), costs for sponsored research, costs for clinical trials, consultant services, laboratory supplies, product licenses, facility-related expenses and depreciation. All research and development costs are charged to research and development expenses within the statements of operations as incurred. Payments associated with licensing agreements to acquire exclusive licenses to develop, use, manufacture and commercialize products that have not reached technological feasibility and do not have alternate commercial use are also expensed as incurred. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.
The Company’s accruals for research and development activities performed by third parties are estimated based on the level of services performed, progress of the studies, including the phase or completion of events, and contracted costs. The estimated costs of research and development provided, but not yet invoiced, are included in accrued liabilities on the balance sheet. If the actual timing of the performance of services or the level of effort varies from the original estimates, the Company will adjust the accruals accordingly. Payments made to third parties under these arrangements in advance of the performance of the related services by the third parties are recorded as prepaid expenses until the services are rendered.
Sales and Marketing Expenses
Sales and marketing expenses consist primarily of personnel expenses, including salaries and employee benefits, including stock-based compensation, travel expenses, direct marketing, advertising and promotional expenses, consulting fees and allocated overhead costs. The Company recorded immaterial advertising costs of less than $0.01 million for each of the years ended December 31, 2023 and 2022.

Income Taxes
The Company accounts for income taxes using the asset and liability method whereby deferred tax asset and liability accounts are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that are for the year in which the differences are expected to affect taxable income. Valuation allowances are established where necessary to reduce deferred tax assets to the amounts expected to be realized.
The Company accounts for uncertain tax positions by assessing all material positions taken in any assessment or challenge by relevant taxing authorities. Assessing an uncertain tax position begins with the initial determination of the position’s sustainability and is measured at the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company’s policy is to recognize interest and penalties related to the underpayment of income taxes as a component of income tax expense or benefit. The Company recognizes interest and penalties related to unrecognized tax benefits within the income tax expense line. Accrued interest and penalties are included within the Accrued liabilities in the balance sheets. To date, there have been no interest or penalties charged in relation to the unrecognized tax benefits.
Net Loss per Share Attributable to Common Stockholders
Basic net loss per common share is calculated by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock outstanding during the period, without consideration of potentially dilutive securities. Diluted net loss per share is computed by dividing the net loss attributable to common stockholders by the weighted-average number of shares of common stock and potentially dilutive securities outstanding for the period. For purposes of the diluted net loss per share calculation, the convertible preferred stock, common stock subject to repurchase and stock options are considered to be potentially dilutive securities. Basic and diluted net loss attributable to common stockholders per share is presented in conformity with the two-class method required for participating securities as the convertible preferred stock is considered a participating security. The Company’s participating securities do not have a contractual obligation to share in the Company’s losses. As such, the net loss is attributed entirely to common stockholders. Because the Company has reported a net loss for the reporting periods presented, the diluted net loss per common share is the same as basic net loss per common share for those periods.
Recent Accounting Pronouncements
Recently adopted accounting pronouncements
In June 2016, the FASB issued ASU No. 2016-13, Financial Instruments—Credit Losses (Topic 326) requires the measurement and recognition of expected credit losses for financial assets held at amortized cost. This ASU replaces the existing incurred loss impairment model with an expected loss model. It also eliminates the concept of other-than-temporary impairment and requires credit losses related to available-for-sale debt securities to be recorded through an allowance for credit losses rather than as a reduction in the amortized cost basis of the securities. These changes will result in earlier recognition of credit losses. In 2019, the FASB issued ASU No. 2019-04, Codification Improvements to Topic 326 and ASU No. 2019-05, Financial Instruments-Credit Loss (Topic 326); Targeted Transition Relief. This ASU is effective for the Company for its fiscal year ending December 31, 2023. Early adoption is permitted. The Company adopted this ASU on January 1, 2023 and the adoption did not have a material impact on its consolidated financial statements.
Recently issued accounting pronouncements not yet adopted
On November 27, 2023, the FASB issued Accounting Standards Update No. 2023-07, “Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures” (“ASU 2023-07”), which is intended to improve reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses. The guidance is effective for fiscal years beginning after December 15, 2023, and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted. The guidance is to be applied retrospectively to all prior periods presented in the financial statements. Upon transition, the segment expense categories and amounts disclosed in the prior periods should be based on the significant segment expense categories identified and disclosed in the period of adoption. The Company is currently evaluating the potential impact of adopting this new guidance on its consolidated financial statements.

On December 14, 2023 the FASB issued a final standard on improvements to income tax disclosures ASU 2023-09, Improvements to Income Tax Disclosures. The standard requires disaggregated information about a reporting entity’s effective tax rate reconciliation as well as information on income taxes paid. The standard is intended to benefit investors by providing more detailed income tax disclosures that would be useful in making capital allocation decisions.
For public business entities (PBEs), the new requirements will be effective for annual periods beginning after December 15, 2024. For entities other than public business entities (non-PBEs), the requirements will be effective for annual periods beginning after December 15, 2025. The guidance will be applied on a prospective basis with the option to apply the standard retrospectively. Early adoption is permitted. The Company is currently evaluating the potential impact of this update on its consolidated financial statements.
Note 3 — Fair Value Measurement
Assets and liabilities recorded at fair value on a recurring basis in the balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair values. Fair value represents the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of fair value measurements as follows:
Level 1 — Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;
Level 2 — Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and
Level 3 — Unobservable inputs that are significant to the measurement of the fair value of the assets or liabilities that are supported by little or no market data.
In determining fair value, the Company utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible as well as considers counterparty credit risk in its assessment of fair value.
Assets and liabilities measured at fair value are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. The Company’s assessment of the significance of a particular input to the fair value measurement in its entirety requires management to make judgments and consider factors specific to the asset or liability.
As of December 31, 2023 and 2022, the Company had no financial assets measured at fair value on a recurring basis.
As of December 31, 2023, the Company’s financial liabilities measured at fair value on a recurring basis, were as follows (in thousands):
	Fair value as of December 31, 2023
	Level 1	Level 2	Level 3	Total
Liabilities:
Tasly Convertible debt	$—	$—	$1,714	$1,714
Total liabilities measured at fair value	$—	$—	$1,714	$1,714

The following table sets forth a summary of the changes in the fair value of the Company’s Level 3 financial instruments for the years ended December 31, 2023 and 2022 (in thousands):
	Tasly Convertible Debt at fair value	Compound derivative liability related to Convertible Notes
Fair value as of January 1, 2022	$—	$2,031
Change in fair value included in other income and loss on change in the fair value of derivative liabilities	—	(2,031)
Fair value as of December 31, 2022	$—	$—
Fair value as of January 1, 2023	$—	$—
Recognition at issuance	1,600	—
Accrued stated interest	92	—
Change in fair value included in other income and loss on change in the fair value of Tasly convertible debt	22	—
Fair value as of December 31, 2023	$ 1,714	$—
The Company elected to measure its Tasly Convertible Debt at fair value (Note 5) with changes in fair value reported in earnings as they occur. The Tasly Convertible Debt fair values were determined using the discounted cash flow methodology based on probability weighted scenarios of the convertible notes conversion. At issuance of the first $1 million on June 26, 2023, the time to event was .28 years and the discount rate applied was 14.54%. At issuance of the next $0.3 million on July 20, 2023, the time to event was .22 years and the discount rate applied was 13.82%. At issuance of the final $0.3 million on August 15, 2023, the time to event was .15 years and the discount rate applied was 13.70%.
On December 31, 2023, the time event was .25 years and the discount rate applied was 12.95%.
The fair value of the compound derivative liability has been estimated at the date of inception and at the subsequent balance sheet date using a two-step approach to valuation, employing a probability-weighted scenario valuation method and then comparing the instrument’s value with-and-without the derivative features in order to estimate its combined fair value, using unobservable inputs, which are classified as Level 3 within the fair value hierarchy. In order to estimate the fair value of the convertible notes, the Company estimated the future payoff in each scenario, discounted it to a present value and then probability weighted it based upon management’s best estimate of the likelihood of each event occurring.
Convertible Promissory Notes Derivative Liabilities Assumptions
The primary inputs for the valuation approach included the probability of achieving various settlement scenarios that provide the lenders the rights or the obligations to receive cash or a variable or fixed number of shares upon the completion of a capital transaction. The derivative liability resulting from the modification of the convertible promissory notes in December 2021 (see Note 5) was estimated at zero dollars as of December 31, 2022 due to the contractual maturities of the convertible promissory notes occurring prior to the expected time to occurrence of the Qualified Financing (see Note 5). This resulted in a $2.031 million gain on the change in fair value of a derivative liability in the Company's statement of operations for the year ended December 31, 2022.
Key assumptions for valuation of the compound derivative liability for the year ended December 31, 2022 were as follows:
Probability of settlement scenarios	50%
Discount Rate	48.29%-55.79%
Expected time to respective scenario	0.3-0.8 years

Note 4 — Balance Sheet Components
Accrued Liabilities (in thousands)
	As of December 31, 2023	As of December 31, 2022
Accrued compensation	$(1,960)	$(584)
Accrued other liabilities	(391)	(609)
	$(2,351)	$(1,193)
Note 5 — Debt
The following table sets forth a summary of the debt instruments and their changes during the years ended December 31, 2023 and 2022 (in thousands):
	Convertible Notes	Tasly Convertible Debt	Senior Notes	Promissory Notes	PPP Loan
Balance at January 1, 2022	$9,497	$—	$5,018	$381	$1,305
Issuance of debt	—	—	7,714	340	—
Fair value of bifurcated compound derivative liability upon debt issuance			(1,026)
Debt repayments	—	—	(200)	(158)	—
Stated interest	1,616	—	1,094	13	21
Amortization of debt discount and issuance costs	2,868	—	658	—	—
Loss on debt extinguishment			8,811
Fair value of bifurcated compound derivative liability upon debt amendment	—	—	(9,467)	—	—
Troubled debt restructuring gain	—	—	(7,950)	—	—
Derecognition of derivative instrument upon troubled debt restructuring	—	—	10,497	—	—
Balance at December 31, 2022	13,981	—	15,149	576	1,326
Balance at January 1, 2023	13,981	—	15,149	576	1,326
Issuance of debt	—	1,600	3,235	375	—
Change in fair value	—	22	—	—	—
Debt repayments	—	—	—	(151)	—
Stated interest	1,820	92	1,771	49	36
Amortization of debt discount and issuance costs	515	—	—	—	—
Balance at December 31, 2023	16,316	1,714	20,155	849	1,362
Less: Current portion	16,316	1,714	20,155	849	1,362
Net of current portion	$—	$—	$—	$—	—
Convertible Debt
Convertible Notes
August 2020 Convertible Notes — In August, September, October and December 2020 the Company received $9.1 million in total gross proceeds from the issuance of convertible promissory notes (the “2020 Convertible Notes”). Interest on the unpaid principal balance of the August 2020 Convertible Notes accrues from the issuance date at a rate of 12% per year, compounded semi-annually, and is payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the August 2020 Convertible Notes were to mature within 12 months of issuance.
Upon the consummation of an equity financing with aggregate proceeds to the Company of no less than $20.0 million (the “Qualified Financing”), the notes’ outstanding principal balance and accrued but unpaid interest are to convert into the shares of convertible preferred stock issued in such a Qualified Financing at a conversion price equal to the lesser of (i) the per share price obtained by dividing $150.0 million by the Company’s fully diluted capitalization, or (ii) the per share price paid by investors in the Qualified Financing, subject to 30% discount. Upon the occurrence of a change of control, the August 2020 Convertible Notes are required to be repaid in the amount equal to 200% of the notes’ outstanding principal balance plus accrued but unpaid interest.
The August 2020 Convertible Notes contain embedded features, including automatic conversion into equity securities upon completion of a Qualified Financing and mandatory redemption upon change of control that is required to be bifurcated and accounted for separately as a combined single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded in the gain (loss) on change in the fair value of derivative liabilities in the statements of operations. The aggregate issuance date estimated fair values of the derivative liability issued with the August 2020 Convertible Notes was $1.8 million and was recorded as a debt discount. The discount on the August 2020 Convertible Notes was to be amortized over the contractual term of 12 months from issuance, using the effective interest method.
On August 25, 2021, the August 2020 Convertible Notes were amended to extend the maturity dates to December 31, 2021 (the “Amendment 1”).
On December 6, 2021, the August 2020 Convertible Notes were amended to extend the maturity dates to December 31, 2022 (the “Amendment 2”).
January 2021 Convertible Notes — In January 2021 the Company received $1.0 million in gross proceeds from the issuance of convertible promissory notes (the “January 2021 Convertible Notes”). Interest on the unpaid principal balance of the January 2021 Convertible Notes accrues from the issuance date at a rate of 12% per year, compounded semi-annually, and is payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the January 2021 Convertible Notes were to mature within 12 months of issuance.
Upon the consummation of a Qualified Financing, the notes’ outstanding principal balance and accrued but unpaid interest are to convert into the shares of convertible preferred stock issued in such a Qualified Financing at a conversion price equal to the lesser of (i) the per share price obtained by dividing $150.0 million by the Company’s fully diluted capitalization, or (ii) the per share price paid by investors in the Qualified Financing, subject to 30% discount. Upon the occurrence of a change of control, the January 2021 Convertible Notes are required to be repaid in the amount equal to 200% of the notes’ outstanding principal balance plus accrued but unpaid interest.
The January 2021 Convertible Notes contain embedded features, including automatic conversion into equity securities upon completion of a Qualified Financing and mandatory redemption upon change of control that were required to be bifurcated and accounted for separately as a combined single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded in the gain (loss) on change in the fair value of derivative liabilities in the statements of operations. The issuance date estimated fair values of the derivative liability issued with the January 2021 Convertible Notes was $0.2 million and was recorded as a debt discount. The discount on the January 2021 Convertible Notes was to be amortized over the contractual term of 12 months from issuance, using the effective interest method.
On December 6, 2021, the January 2021 Convertible Notes were amended to extend the maturity dates to December 31, 2022.
April 2021 Convertible Notes — In April, May and June 2021 the Company received $1.2 million in total gross proceeds from the issuance of convertible promissory notes (together with January 2021 Convertible Notes, the “2021 Convertible Notes”). Interest on the unpaid principal balance of the April 2021 Convertible Notes accrues from the issuance date at a rate of 12% per year, compounded semi-annually, and is payable at maturity. Unless converted or redeemed upon the occurrence of certain events, the April 2021 Convertible Notes were to mature within 12 months of issuance.
Upon the consummation of a Qualified Financing, the notes’ outstanding principal balance and accrued but unpaid interest are to convert into the shares of convertible preferred stock issued in such a Qualified Financing at a conversion price equal to the lesser of (i) the per share price obtained by dividing $150.0 million by the

Company’s fully diluted capitalization, or (ii) the per share price paid by investors in the Qualified Financing, subject to 30% discount. Upon the occurrence of a change of control, the April 2021 Convertible Notes are required to be repaid in the amount equal to 200% of the notes’ outstanding principal balance plus accrued but unpaid interest.
The April 2021 Convertible Notes contain embedded features, including automatic conversion into equity securities upon completion of a Qualified Financing and mandatory redemption upon change of control that were required to be bifurcated and accounted for separately as a combined single derivative instrument initially and subsequently measured at fair value with the change in fair value recorded in the gain (loss) on change in the fair value of derivative liabilities in the statements of operations. The issuance date estimated fair values of the derivative liabilities issued with the April 2021 Convertible Notes was $0.3 million and was recorded as debt discounts. The discount on the April 2021 Convertible Notes was to be amortized over the contractual term of 12 months from issuance, using the effective interest method.
On December 6, 2021, the April 2021 Convertible Notes were amended to extend the maturity dates to December 31, 2022.
Convertible Notes November 2022 Amendment
On November 3, 2022, the 2020 Convertible Notes and 2021 Convertible Notes (together the “Convertible Notes”) were amended as follows: 1) all unpaid interest and principal shall be due and payable on the date which is five business days after the termination of the Merger prior to the occurrence of the Merger closing, 2) the maximum aggregate initial principal amount was increased from $11.0 million to $11.3 million, 3) automatic conversion to SPAC shares of at then outstanding all notes and accrued interest upon the Merger at $7.00 per share was introduced, 4) upon consummation of the Merger, all noteholders will have a right to receive additional shares upon achievement by the combined company of certain share price and sales milestones (the earnout shares) (the “November 2022 Convertible Notes Amendment”).
The November 2022 Convertible Notes Amendment represented a troubled debt restructuring (the “TDR”). The TDR did not result in a gain recognition. As a result, a new effective interest rate was established based on the $14.4 million carrying value of the debt immediately prior to the November 2022 Convertible Notes Amendment and the future cash flows after such amendment, net of the issuance costs paid to or received from the Convertible Notes holders, which were capitalized and amortized based on the new effective interest rate. Fees paid to third parties in connection with the November 2022 Convertible Notes Amendment were expensed.
The annual effective interest rate of Convertible Notes was estimated from 12.95% to 53.28% and 18.60% to 53.28% per year for the years ended December 31, 2023 and 2022, respectively. The interest expense for the years ended December 31, 2023 and 2022 was $2.3 million and $4.5 million, which includes the amortization of debt discount and issuance costs of $0.5 million and $2.9 million, respectively.
As of December 31, 2023 and 2022, the outstanding balance of convertible notes includes related party convertible notes of $11.8 million and $10.1 million, respectively.
Tasly Convertible Debt
In June 2023, the Company entered into a short-term loan agreement with Tasly, a related party under which it may borrow up to $1.6 million, of which $1.0 million was borrowed on June 26, 2023, $0.3 million was borrowed on July 20, 2023, and the final $0.3 million was borrowed on August 15, 2023 (the “Tasly Convertible Debt”). The loans bear interest at a rate of 12% per annum and originally were set to mature on September 30, 2023, which maturity date was extended to March 31, 2024, subject to the parties’ decision to extend thereafter. Upon occurrence of certain events of default by the Company, including failure to repay in full the amounts owed at maturity, the lender will have an option to convert the entire outstanding balance and accrued but unpaid interest under the Tasly Convertible Debt into senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023. In the event the Company fails to complete the Merger, the lender will have an option to convert the entire outstanding balance and accrued but unpaid interest under the Convertible debt into either (i) senior unsecured promissory notes on substantially the same terms as the outstanding Senior Notes as of December 31, 2023, or (ii) the Company’s common stock at a conversion price of $1.92 per share.
The Company elected to apply the fair value option to account for the Convertible debt. Accordingly, no features of the Convertible debt are bifurcated and separately accounted for. The fair value of the Convertible debt was

$1.6 million at issuance as of December 31, 2023, respectively. Accrued stated interest on the Convertible debt was less than $0.1 million for the year ended December 31, 2023.
Senior Notes
August 2021 Senior Notes — In August 2021 the Company received $4.0 million in total gross proceeds from the issuance of senior unsecured promissory notes (the “August 2021 Senior Notes”). Simple interest on the unpaid principal balance of the August 2021 Senior Notes accrued from the issuance date at a rate of 12% per year and is payable at maturity. The August 2021 Senior Notes were to mature on the earlier of (a) issuance of the next round of preferred stock of (b) August 25, 2022.
On December 6, 2021, the August 2021 Senior Notes were amended to provide the note holders with an option to convert the notes’ outstanding principal balance and accrued but unpaid interest into (a) the shares of convertible preferred stock issued upon consummation of a Qualified Financing at a conversion price equal to the per share price paid by investors in such Qualified Financing, subject to 20% discount, or (b) shares of the Company’s Series C convertible preferred stock at the conversion price equal to the original issue price prior to Qualified Financing in the event the Qualified Financing had not occurred prior to February 25, 2022, or (c) shares of the Company’s Series C convertible preferred stock at the conversion price equal to the original issue price upon change of control.
The optional conversion upon Qualified Financing represents an embedded feature that is required to be bifurcated and accounted for separately as a derivative instrument initially and subsequently measured at fair value with the change in the gain (loss) on change in the fair value of derivative liabilities in the statements of operations.
December 2021 Senior Notes — In December 2021 the Company received $1.3 million in total gross proceeds from the issuance of senior unsecured promissory notes (the “December 2021 Senior Notes”, together with August 2021 Senior Notes, the “2021 Senior Notes”). Simple interest on the unpaid principal balance of the December 2021 Senior Notes accrued from the issuance date at a rate of 12% per year and is payable at maturity. The December 2021 Senior Notes mature on August 25, 2022.
During the year ended December 31, 2022 the Company issued additional Senior Notes to the existing investors for the aggregate principal amount of $5.5 million (the “2022 Senior Notes”) on substantially the same terms as the other Senior Notes issued in 2021 (as amended in December 2021).
Senior Notes September 2022 Amendment
In September 2022, the 2021 Senior Notes and 2022 Senior Notes (together “Senior Notes”) were amended as follows: a) the maturity dates for all Senior Notes were extended to December 31, 2022, b) the conversion price discount in the event of a Qualified Financing was increased to 60%, c) the February 25, 2022 deadline for the occurrence of a Qualified Financing for conversion of the Senior Notes into Series C convertible preferred stock prior to a Qualified Financing was extended to December 31, 2022 and the respective conversion price discount of 60% was introduced for conversion prior to a Qualified Financing; d) the conversion price discount of 60% in the event of change of control was introduced; e) conversion option prior to entering into a definitive agreement with a SPAC (the “Definitive Qualified Agreement”) was introduced. Under this option, in the event that the Company executes a Definitive Qualified Agreement, then the Senior Note holders will have the option (but not the obligation) to convert the entire outstanding principal balance and all accrued but unpaid interest into shares of the Company’s common stock at a conversion price equal to 40% of the per share price of the common stock as determined pursuant to the Definitive Qualified Agreement; provided, that, if such conversion price per share of the common stock is greater than $4.00, then such conversion price shall be deemed to be $4.00 per share.
This 2022 amendment was accounted for as debt extinguishment resulting in $8.8 million debt extinguishment loss recognized in loss on debt extinguishment, net in the statements of operations.
The optional conversion upon a Qualified Financing and Qualified conversion option represents embedded features that are required to be bifurcated and accounted for separately as a combined single derivative instrument initially and subsequently measured at fair value with the change in the gain (loss) on change in the fair value of derivative liabilities in the statements of operations.

October 2022 Senior Notes — In September and October 2022, the Company issued an additional Senior Notes to existing investors with the principal amount of $1.3 million on substantially the same terms as the Senior Notes issued in 2022 (as amended in September 2022).
Senior Notes November 2022 Amendment
On November 3, 2022, all Senior Notes were amended as follows: 1) all unpaid interest and principal shall be due and payable on the date which is five business days after the termination of the Merger prior to the occurrence of the Merger closing, 2) automatic conversion to SPAC shares of at then outstanding all notes and accrued interest upon the Merger at $4.00 per share was introduced, 3) upon consummation of the Merger, all noteholders will have a right to receive additional shares upon achievement by the combined company of certain share price and sales milestones (the earnout shares) (the “November 2022 Senior Notes Amendment”).
The November 2022 Senior Notes Amendment represented a TDR. Since the total future undiscounted cash flows under Senior Notes were less than their outstanding principal amount and unpaid accrued interest plus fair value of the bifurcated derivative immediately before November 2022 Senior Notes Amendment, the Company recognized TDR gain of $3.98 million for the Senior Notes issued to unrelated parties in its Statement of Operations for the year ended December 31, 2022 and it recognized $3.97 million in Additional Paid-in Capital for the year ended December 31, 2022 for the Senior Notes issued to related parties.
December 2022 Senior Notes — In November and December 2022, the Company issued additional Senior Notes to investors with the principal amount of $1.0 million on substantially the same terms as the Senior Notes issued in 2022 (as amended in November 2022).
March 2023 Senior Notes — In January, February and March 2023, the Company issued additional Senior Notes to investors with the principal amount of $1.6 million on substantially the same terms as the Senior Notes issued in 2022 (as amended in November 2022).
April 2023 Senior Notes — In April 2023, the Company issued additional Senior Notes to investors with the principal amount of $0.6 million on substantially the same terms as the Senior Notes issued in 2022 (as amended in November 2022).
October-December 2023 Senior Notes — During the months October through December 2023, the Company issued additional Senior Notes to investors with the principal amount of $1.1 million on substantially the same terms as the Senior Notes issued in 2022 (as amended in November 2022).
The annual effective interest rate of Senior Notes was estimated from 0% to 12.55% and 12.08% to 40.89% per year for the years ended December 31, 2023 and 2022, respectively. The interest expense was $1.8 million and 1.8 million for the years ended December 31, 2023 and 2022, which includes the amortization of debt discount and issuance costs of $0.0 million and $0.7 million, respectively.
As of December 31, 2023 and 2022, the outstanding balance of senior notes includes related party senior notes of $8.2 million and $7.5 million, respectively.
As of December 31, 2023, future minimum payments for the convertible notes payable were as follows (in thousands):
	Convertible Notes	Tasly Convertible Debt	Senior Notes
Total future payments	$16,832	$1,739	$17,973
Less: fair value remeasurement	—	22	—
Less: unamortized debt premium (discount)	(45)	—	2,644
Less: interest	(471)	(47)	(462)
Total convertible notes payable	$16,316	$1,714	$20,155
Promissory Notes
In a series of transactions during 2010 and 2011 two of the Company’s founders provided $0.2 million to the Company to fund general corporate purposes in exchange for promissory notes. The notes accrue interest annually at a simple interest rate of 5% with no set maturity date.

During the year ended December 31, 2022, the Company borrowed $0.3 million from two of its founders at zero interest rate to finance its short-term operations, from which $0.2 million was repaid in the same period. During the year ended December 31, 2023, the Company borrowed short-term promissory notes of $0.3 million from an existing investor and additional $0.1 million from an unrelated party repayable on demand at any time after December 31, 2023, with annual interest rate of 12%. The Company made a repayment of $0.2 million from the outstanding balance of the loan (See Note 11, Related Party Transactions).
Interest expense on the promissory notes was less than $0.1 million for each of the years ended December 31, 2023 and 2022. The carrying value of the promissory notes as of December 31, 2023 and 2022 was $0.8 million and $0.6 million, respectively. As of December 31, 2023 and 2022, outstanding balance of promissory notes includes related party promissory notes of $0.8 million and $0.6 million, respectively.
Paycheck Protection Program
On May 25, 2021, the Company borrowed $1.3 million (the “PPP Loan 2”) as a Paycheck Protection Program loan. The Paycheck Protection Program, established as part of the Coronavirus Aid, Relief, and Economic Security (“CARES”) Act, provides for loans to qualifying businesses and is administered by the U.S. Small Business Administration (the “SBA”). The annual interest rate of the PPP Loan 2 is 1%.
Under the terms of PPP Loan 2, if the Company does not submit forgiveness application within 24 weeks the initial disbursement of the loan (the “Covered Period”), the Company must begin to make equal monthly payments of principal and interest starting 10 months from the end of the Covered Period until May 25, 2026. Interest on the loan continues to accumulate during any deferment period. As of December 31, 2023, the Company has not applied for forgiveness under PPP Loan 2.
As of December 31, 2022 and 2023, the Company was in default on PPP Loan 2 due to non-payment of minimal repayment amounts required by the terms of PPP Loan 2. Accordingly, the Company classified the entire amount outstanding under PPP Loan 2 as current and accrued respective late penalties for the total amount of less than $0.1 million as of December 31, 2023 and 2022, respectively. The total past due amount of PPP Loan 2 repayments as of December 31, 2023 and 2022 was $0.4 million and $0.1 million, respectively.
As of December 31, 2023, the contractual future minimum payments for the PPP Loan 2 were as follows (in thousands):
Years Ending December 31,	Amount
2024	869
2025	348
2026	145
Total	$1,362
Note 6 — Commitments and Contingencies
Operating Lease Obligations
In 2018, the Company entered into an operating lease agreement to lease office and lab facilities under a non-cancelable operating lease with a 10-year term (“Original Lease”). The lease included renewal options to extend the lease for two additional consecutive 5-year terms. In July 2022, the Company and the landlord agreed to early terminate the lease agreement. The Company derecognized the right of use assets, the security deposit related to the lease, operating lease liabilities and wrote off accounts payable and net book value of leasehold improvements. As a result, the Company recorded $1.7 million loss from early lease termination.
On August 1, 2022 the Company entered into a new lease agreement (the “Amended Lease”) whereby the Company agreed to rent its office and lab facilities under month-to-month tenancy. The monthly rent payable under the Amended Lease is $25 thousand.
Under the Original Lease the Company recognized operating lease costs on a straight-line basis over the lease period. Operating costs for short-term leases and variable lease costs were less than $0.1 million during the years ended December 31, 2023 and 2022. Starting from August 2022 the Company recognized lease expense in the amount of monthly rent as incurred. The Company recognized a total of $0.3 million and $1.3 million in lease expense for the years ended December 31, 2023 and 2022, respectively.

Contingencies and Indemnifications
From time to time, the Company may have certain contingent liabilities that arise in the ordinary course of its business activities. The Company accrues a liability for such matters when it is probable that future expenditures will be made and that such expenditures can be reasonably estimated. Significant judgment is required to determine both probability and the estimated amount.
In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties and provide for general indemnifications. The Company’s exposure under these agreements is unknown because it involves claims that may be made against the Company in the future, but that have not yet been made. To date, the Company has not paid any claims or been required to defend any action related to its indemnification obligations. However, the Company may record charges in the future as a result of these indemnification obligations.
Note 7 — Income Taxes
Income taxes in the Company's consolidated financial statements have been calculated on a separate tax return basis. The following table presents the principal reasons for the difference between the effective tax rate and the federal statutory income tax rate (in thousands):
	Year Ended December 31
	2023		2022
Tax benefit at U.S. federal statutory rate	21.00%	2,159	21.00%	4,246
State Tax, net of federal benefit	0.14%	14	5.40%	1,092
Permanent difference	-0.06%	(6)	-0.08%	(16)
Prior-Year deferred taxes adjustment	-0.57%	(58)	0.00%	—
Change of valuation allowance	-20.51%	(2,109)	-26.30%	(5,316)
Other	0.00%	—	-0.02%	(6)
Effective Income Tax Rate	0.00%	—	0.00%	—
The components of the provision for income taxes are as follows (in thousands):
	Year Ended December 31,
	2023	2022
Current:
Federal	$—	$—
State	—	—
Foreign	—	—
	—	—
Deferred:
Federal	2,127	3,933
State and local	(18)	1,383
	2,109	5,316
Less: change in valuation allowance	(2,109)	(5,316)
Total provision for income taxes	$—	$—
Significant components of the Company's deferred tax assets as of December 31, 2023 and 2022 were as follows (in thousands):
	Year Ended December 31,
	2023	2022
Deferred tax assets:
Accrued expenses & other	$38	$47
Depreciation and amortization	2	8
Stock based compensation	38	46
Convertible debt	5	—
Capitalized R&D	1,542	1,322

	Year Ended December 31,
	2023	2022
Net operating loss carryforward	29,043	27,100
R&D credit carryforward	3,485	3,511
	34,143	32,034
Less: valuation allowance	(34,143)	(32,034)
No income tax expense was recorded during the years ended December 31, 2023 and 2022 due to the Company incurring operating losses.
As of December 31, 2023, the Company has Federal and state net operating losses of approximately $106.0 million and $97.1 million, respectively. The Federal and state net operating loss carryforwards begin to expire in 2029. Federal net operating losses generated in tax years 2018 or thereafter have an indefinite carryforward period. The amount of Federal net operating loss that does not expire is $83.3 million.
As of December 31, 2023, the Company has Federal and state tax credit carryforwards of approximately $2.1 million and $1.8 million, respectively. The Federal tax credit carryforwards begin to expire in 2034. The state tax credit carryforwards carryforward indefinitely.
Management believes that, based upon a number of factors, which include the Company’s historical operating performance and accumulated deficit, it is more likely than not that the deferred tax assets will not be utilized. Therefore, the Company has recorded a full valuation allowance against its deferred tax assets.
Internal Revenue Code (IRC) section 382 limits the use of net operating loss and tax credit carryforwards in certain situations where changes occur in stock ownership of a company. The annual limitation may result in the expiration of the Company's net operating loss and tax credit carryforwards prior to utilization. The Company has not completed an IRC section 382 study as of December 31, 2023.
No liability related to uncertain tax positions is recorded in the financial statements.
The Company accrues for interest and penalties as part of income tax expense. As of December 31, 2023 and 2022, the Company has not accrued interest and/or penalties.
The Company files tax returns in the U.S. Federal, California and various other state income tax returns. Due to the Company's net operating losses, its Federal and state income tax returns remain subject to examination since inception. As of December 31, 2023, there are no ongoing tax examinations.
On March 27, 2020, Congress passed the Coronavirus Aid, Relief, and Economic Security Act (“CARES Act”). The act contains many tax incentives intended to assist companies and individuals during the COVID-19 outbreak. The Company received Paycheck Protection Program Loans during the years ended December 31, 2021 and December 31, 2020 of $1.3 million and $1.2 million, respectively. The Company had $1.4 million and 1.3 million of Paycheck Protection Program loans outstanding as of December 31, 2023 and 2022. The Company has historically been in a NOLs position and, as such, the Company will not utilize the net operating loss carryback provisions of the CARES Act.
The Consolidated Appropriations Act, 2021, which was enacted on December 27, 2020, has expanded, extended, and clarified selected CARES Act provisions, specifically on Paycheck Protection Program loans and Employee Retention Tax Credits, 100% deductibility of business meals as well as other tax extenders. The Consolidated Appropriations Act did not have a material impact on the Company’s tax provision for the years ended December 31, 2023 or 2022.
On August 16, 2022, the Inflation Reduction Act of 2022 (“IRA”) was signed into federal law. IRA, among other things, imposes a nondeductible 1% excise tax after December 31, 2022 on the fair market value of certain stock that is “repurchased” by a publicly traded U.S. corporation or acquired by certain of its subsidiaries. The taxable amount is reduced by the fair market value of certain issuances of stock throughout the year. The Company does not expect this tax law change to have a material impact on its consolidated financial position; however, it will continue to evaluate its impact as further information becomes available. If average annual adjusted financial statement income exceeds $1 billion over a 3-taxable-year period, IRA also imposes a 15% corporate alternative minimum tax on adjusted financial statement income for taxable years beginning after December 31, 2022. The Company does not expect to incur this tax in the foreseeable future.

Under the Tax Cuts and Jobs Act of 2017, research and development costs are no longer fully deductible and are required to be capitalized and amortized for U.S. tax purposes effective January 1, 2022. The mandatory capitalization requirement increases our deferred tax assets and is fully offset with the valuation allowance.
Note 8 — Convertible Preferred Stock
Under the Company’s Amended and Restated Certificate of Incorporation, as amended, the Company is authorized to issue two classes of shares: preferred and common stock. The preferred stock is issuable in series, and the Company’s Board of Directors is authorized to determine the rights, preferences, and terms of each series. Under the Company’s Articles of Incorporation, as amended, the Company is authorized to issue 18,551,382 shares of convertible preferred stock at a par value of $0.0001.
Convertible preferred stock as of December 31, 2023 and 2022 consisted of the following:
	Shares Authorized	Share Issued and Outstanding	Liquidation Preference	Carrying Amount	Original Issue Price
New Series A	4,350,314	4,350,314	$5,307	$5,231	$1.22
New Series B	5,293,175	5,293,175	$13,815	$13,701	$2.61
New Series C	7,358,151	6,670,703	$37,623	$37,476	$5.64
New Series C-1	1,549,742	1,549,742	$7,439	$8,741	$4.80
	18,551,382	17,863,934	$64,184	$65,149	—
Voting Rights
The holders of convertible preferred stock shares are entitled to vote on all matters on which the common stockholders are entitled to vote. Each holder of convertible preferred stock is entitled to the number of votes equal to the number of common stock shares into which the shares held by such holder could be converted as of the Record Date. Holders of convertible preferred stock and common stock generally vote as a single class.
Dividends
Holders of convertible preferred stock are entitled to receive dividends, when, as and if declared by the board of directors, at the annual rate of 8% of the original issue price, payable in preference and priority to any declaration or payment of any distribution on common stock of the Company in such calendar year. No distributions may be made with respect to the common stock unless dividends on the convertible preferred stock have been declared and all declared dividends on the convertible preferred stock have been paid or set aside for payment to the holders of the convertible preferred stock. Dividends are noncumulative, and none were declared as of December 31, 2022 and 2023.
Liquidation Preference
In the event of any liquidation, dissolution, or winding up of the Company, the holders of Series C/C-1 convertible preferred stock shall be entitled to receive, prior and in preference to any distribution of any of the assets of the Company to the holders of the Series B convertible preferred stock, the Series A convertible preferred stock or common stock, an amount per share for each share of Series C/C-1 convertible preferred stock held by them equal to the sum of the liquidation preference amount of respective original issue price per share, as adjusted for any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event (“anti-dilution adjustments”) plus all declared but unpaid dividends on such shares. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed with equal priority and pro rata among the holders of Series C/C-1 convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
After full payment to holders of the Series C/C-1 convertible preferred stock, payment should be made to the holders of Series B convertible preferred stock, in preference to the holders of the Series A convertible preferred stock or common stock, in the amount per share for each share of Series B convertible preferred stock held by them equal to the original issue price of such share, adjusted for any anti-dilution adjustments, plus all declared and unpaid dividends on such shares. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed with equal priority and pro rata among the holders of Series B convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
After full payment to holders of the Series B convertible preferred stock, payment should be made to the holders of Series A convertible preferred stock, in preference to the holders of the common stock, in the amount per share for each share of Series A convertible preferred stock held by them equal to the original issue price of such share, adjusted for any anti-dilution adjustments, plus all declared and unpaid dividends on such shares. Should the Company’s legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed with equal priority and pro rata among the holders of Series A convertible preferred stock in proportion to the preferential amount each holder is otherwise entitled to receive.
After the payment to the holders of convertible preferred stock of the full preferential amounts specified above, the entire remaining assets of the Company legally available for distribution by the Company shall be distributed with equal priority and pro rata among the holders of the common stock and holders of convertible preferred stock as-if-converted to common stock basis in proportion to the number of shares of common stock held by them.
Conversion
Each share of convertible preferred stock is convertible, at the option of the holder, into the number of fully-paid and non-assessable shares of common stock that result from dividing the applicable original issue price per share by the applicable conversion price per share at the time of conversion, as adjusted for any anti-dilution adjustments If, after the issuance date of convertible preferred stock, the Company issues or sells, or is deemed to have sold, additional shares of common stock at a price lower than the original issuance price, except for certain exceptions allowed, the conversion price of convertible preferred stock would be adjusted. As of December 31, 2022 and 2023, the Company’s convertible preferred stock was convertible into the Company’s shares of common stock on a one-for-one basis.
Each share of convertible preferred stock is convertible into common stock automatically upon the earlier of (i) immediately upon the closing of a firmly underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, covering the offer and sale of any class or security of the Company in which (a) the gross offering price per share reflects a pre-offering valuation of the Company of not less than $200 million, calculated on a fully-diluted and as-converted basis before giving effect to the issuance of the securities to be sold in such public offering, and (b) the cash proceeds to the Company (net of underwriting discounts and commissions) are at least $50 million (a “Qualified IPO”); or (ii) the Company’s receipt of a written request for such conversion from at least a majority of holders of the then outstanding shares of convertible preferred stock, voting as a single class on an as-if-converted basis.
Redemption and Balance Sheet Classification
Convertible preferred stock is recorded in mezzanine equity because while it is not mandatorily redeemable, it will become redeemable at the option of the stockholders upon the occurrence of certain deemed liquidation events that are considered not solely within the Company’s control.
Note 9 — Common Stock
As of December 31, 2023 and 2022, the Company’s certificate of incorporation authorized issuance of 40,000,000 shares of common stock. Each share of common stock is entitled to one vote. The holders of common stock are also entitled to receive dividends whenever funds are legally available and when declared by the Board of Directors, subject to prior rights of the preferred stockholders. As of December 31, 2023, no dividends have been declared to date.

The Company had reserved shares of common stock, on an as-converted basis, for future issuance as follows:
	December 31, 2023	December 31, 2022
Conversion of Series A preferred stock	4,350,314	4,350,314
Conversion of Series B preferred stock	5,293,175	5,293,175
Conversion of Series C/C-1 preferred stock	8,220,445	8,220,445
Outstanding options under 2010 Plan	2,982,055	3,430,505
Issuance of options under the 2010 Plan	1,550,091	1,135,391
	22,396,080	22,429,830
Note 10 — Stock Option Plan
In 2010, the Company adopted the 2010 Equity Incentive Plan (the “Plan”) under which 2,000,000 shares of the Company’s common stock have been initially reserved for issuance to employees, directors and consultants. Options granted under the Plan may be either incentive stock options (“ISO”) or nonqualified stock options (“NSO”). ISOs may be granted only to Company employees, including officers and directors who are also employees. NSOs may be granted to Company employees, consultants and advisors.
A person who owns (or is deemed to own) stock possessing more than ten percent (10%) of the total combined voting power of all classes of stock of the Company will not be granted an ISO unless the exercise price of such option is at least one hundred ten percent (110%) of the Fair Market Value on the date of grant and the option is not exercisable after the expiration of five years from the date of grant. Options granted generally vest over four years.
Activity under the Plan is set forth below:
	Options Outstanding
Stock Option Activity	Shares Available for Grant	Number of Options	Weighted- Average Exercise Price Per Share	Weighted- Average Remaining Contractual Term (in years)
Balances on January 1, 2023	1,135,391	3,430,505	$0.40	4.81
Additional shares authorized	—	—
Options granted	(55,000)	55,000	$0.45
Options exercised	—	(33,750)	$0.66
Options expired	50,000	(50,000)	$0.00
Options cancelled/forfeited	419,700	(419,700)	$0.45
Balances on December 31, 2023	1,550,091	2,982,055	$0.40	3.70
Exercisable as of December 31, 2023		1,495,993	$0.47	4.86
Vested and exercisable on December 31, 2023		2,982,055	$0.40	3.70
The weighted-average grant-date fair value of options granted during the year ended December 31, 2023 was $0.19. The aggregate intrinsic value of options exercised in the year ended December 31, 2023 was less than $0.1 million. Intrinsic values are calculated as the difference between the exercise price of the underlying options and the fair value of the common stock for the options that had exercise prices that were lower than the fair value per share of the common stock on the date of exercise.
The total fair value of options vested for the years ended December 31, 2023 and 2022 was less than $0.1 million. As of December 31, 2023, the total unrecognized stock-based compensation expense for stock options was less than $0.1 million which is expected to be recognized over a weighted-average period of 1.4 years. The Company estimates the fair value of stock options using the Black Scholes option-pricing model. The fair value of stock options is being recognized on a straight-line basis over the requisite service period of the awards.

Nonrecourse Promissory Notes to Early Exercise Stock Options
In 2018, one of the Company’s executives early exercised 1,380,015 of his stock options by issuing a promissory note to the Company. As the promissory note is nonrecourse this exercise of stock options with a promissory note is not considered a substantive exercise for accounting purposes. Therefore, no receivable for the promissory note was recorded on the Company’s balance sheet. This arrangement was accounted for as modifications to the original stock options which were exercised by issuing a promissory note. Such modification did not result in additional stock-based compensation expense. As of December 31, 2023 these options were fully vested.
Stock-Based Compensation Expense by Function
The following table is a summary of stock compensation expense by function recognized for the years ended December 31, 2023 and 2022 (in thousands):
	Years ended December 31,
	2023	2022
General Administrative	$10	$75
Research and development	23	36
	$33	$111
Note 11 — Related Party Transactions
The Company issued convertible notes (also referred to as junior notes), Tasly convertible debt and promissory notes to certain shareholders. Refer to Note 5 for detail. Additionally, on September 29, 2023, a short-term loan was issued to a related party for $25,000 which was used to fund the patent renewal fees. This related party loan is not convertible and will be repaid upon the closing of the Company’s Qualified financing transaction. This $25,000 related party note is included in FN 5 within the Promissory Notes section in issuance of new debt.
Note 12 — Net Loss per Share Attributable to Common Stockholders
Basic net loss per share is computed by dividing the net loss by the weighted-average number of common shares outstanding for the period. Because the Company reported a net loss for the nine-month periods ended December 31, 2023 and 2022, the number of shares used to calculate diluted net loss per common share is the same as the number of shares used to calculate basic net loss per common share for those periods presented because the potentially dilutive shares would have been antidilutive if included in the calculation.
The following table sets forth the computation of basic and diluted net loss per share attributable to common stockholders (in thousands, except share and per share data):
	Years ended December 31,
	2023	2022
Numerator:
Net loss	$(10,281)	$(20,217)
Denominator:
Weighted-average shares used to compute basic and diluted net loss per share	5,600,741	5,569,696
Net loss per share attributable to common stockholders - basic and diluted	$(1.84)	$(3.63)

The following outstanding shares of potentially dilutive securities were excluded from the computation of diluted net loss per share attributable to common stockholders for the periods presented because including them would have been antidilutive:
	Years ended December 31,
	2023	2022
Convertible preferred stock	17,863,934	17,863,934
Convertible notes payable	2,251,941	2,027,632(1)
Convertible notes	—(2)	—
Options to purchase common stock	2,982,055	3,430,505
Total	23,097,930	23,322,071
(1)
The conversion of the Convertible Notes and Senior Notes to common stock is dependent on the price of the Merger or other equity offering and the completion date of such offerings. These factors are not estimable, therefore, the number of common stock is not determinable.

(2)
The Tasly Convertible Notes issued between June and August 2023 are convertible upon occurrence of various conversion scenarios. Therefore, the number of common stock shares issuable upon their conversion is not currently estimable.

Note 13 — Government Grant Revenue
Government grant revenue consists of amounts we earn under grants from two government agencies: NIH and DARPA. These grants are provided either in the form of expense reimbursement (expense reimbursement grants) or as on a fixed fee basis (fixed fee grants). Under the expense reimbursement grants the government agencies reimburse us for a portion of our expenses (allowable expenses) that have been incurred in a given period on the basis of reports that we provide to these agencies. Fixed fee grants are awarded for specific research and development programs undertaken by us. Under these grants we receive milestone payments from the government agencies upon our submission and approval by the government of agreed upon deliverables, consisting primarily of the documented results of the specific research and development programs. The expense related to these grants is recorded in research and development expenses
Note 14 — Subsequent Events
The Company has evaluated its subsequent events from December 31, 2023, through the date these consolidated financial statements are issued and has determined that there are no subsequent events requiring disclosure in these consolidated financial statements other than the items noted below.
On January 12, 2024, the Company entered into Amendment No. 2 to the Merger Agreement with NorthView. Within the Amendment, the parties agreed to revise the definition of “Milestone Event III” and such that the Earnout Revenue milestone of $11,864,000 for the fiscal year ended December 31, 2024, was replaced with a milestone of consummating the APAC Joint Venture and receipt of the related funding of $6.0 million during the fiscal year ended December 31, 2024.
During January 2024, the Company has received an aggregate amount of $0.5 million from the issuance of Senior Convertible Promissory Notes which are expected to be converted in 2024, upon the closing of the Company’s Qualified Financing transaction. These notes all have substantially the same terms as the Senior Notes issued in 2022 (as amended in November 2022) and accrue interest at 12% annually. The proceeds were used to fund working capital needs. Upon the Closing of the Merger with Northview, the outstanding principal balance of such notes and all accrued interest will be converted into the combined company’s equity securities, at a conversion price equal to $4.00 per share (40% of the $10.00 share price used in the Exchange Ratio), plus Inducement Shares.
On February 16, 2024, the Company’s Board of Directors approved, and the Company entered into, a binding term sheet with respect to two separate transactions, between the Company, NorthView, and Vellar Opportunities Fund Master, Ltd. (“Vellar”) for a private placement of Profusa shares (“the Stock Subscription”) equivalent to 2,500,000 shares of Company common stock upon the closing of the Business Combination at a price equivalent to $2.00 per share of Company common stock, for a total amount of $5,000,000 to be funded by Vellar immediately prior to the Business Combination, and a cash-settled equity derivative transaction (the “CSED”). Pursuant to the terms of the binding term sheet, and subject to mutually agreeable definitive documentation,

Vellar and the other investor in the CSED will receive a total of 2,500,000 shares of New Profusa Common Stock into which the shares acquired pre-closing from other former Profusa shareholders will convert at Closing. These shares will be subject to the CSED pursuant to the binding term sheet with Vellar, plus up to an additional 2,500,000 shares of New Profusa Common Stock to be purchased from New Profusa by Vellar and the other investor and made subject to the CSED. The parties are continuing to draft and finalize the definitive agreements for the Vellar Transactions in advance of the Business Combination. Additionally, a break-up fee was agreed to in the binding term sheet which is equal to all of Vellar's reasonable costs and expenses relating to the transaction (not to exceed $75,000), and $500,000 in cash payable by the combined company (“New Profusa”) to Vellar in the event the transaction is terminated by New Profusa and the Business Combination closes.
On March 4, 2024, the parties to the Merger Agreement entered into an Amendment No. 3 to the Merger Agreement (“Amendment No. 3 to the Merger Agreement”) pursuant to which the parties agreed to revise the Company Reference Value to adjust for financing proceeds and debt conversions that could be received by Profusa prior to the Business Combination.

ANNEX A
EXECUTION VERSION
MERGER AGREEMENT AND PLAN OF REORGANIZATION

BY AND AMONG

NORTHVIEW ACQUISITION CORP.,

NV PROFUSA MERGER SUB, INC.,

AND

PROFUSA, INC.

DATED AS OF NOVEMBER 7, 2022

MERGER AGREEMENT AND PLAN OF REORGANIZATION
This MERGER AGREEMENT AND PLAN OF REORGANIZATION, dated as of November 7, 2022 (this “Agreement”), is made by and among NorthView Acquisition Corp., a Delaware corporation (“Parent”), NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”). Certain terms used herein are defined in Article I.
RECITALS
WHEREAS, upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”) and the California Corporations Code (the “CCC”), Parent and the Company will enter into a business combination transaction pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger (the Company, in its capacity as the surviving corporation of the Merger, is sometimes referred to herein as the “Surviving Corporation”);
WHEREAS, the Board of Directors of the Company (the “Company Board”) has (a) determined that the Merger is fair to, and in the best interests of, the Company and its stockholders and has approved and adopted this Agreement and declared its advisability and approved the Merger and the other Transactions, and (b) has recommended the approval and adoption of this Agreement and the Merger by the stockholders of the Company;
WHEREAS, the Board of Directors of Parent (the “Parent Board”) has unanimously (a) approved and adopted this Agreement and declared its advisability and approved the payment of the Per Share Merger Consideration to the stockholders of the Company pursuant to this Agreement and the other Transactions, and (b) adopted a resolution recommending that the stockholders of Parent vote in favor of all Parent Proposals, including, without limitation, adoption of this Agreement and the Transactions;
WHEREAS, the Board of Directors of Merger Sub (the “Merger Sub Board”) and has (a) determined that the Merger is fair to, and in the best interests of Merger Sub and its sole stockholder, and approved and adopted this Agreement and declared its advisability and approved the Merger and the other transactions contemplated by this Agreement, and (b) recommended the approval and adoption of this Agreement and the Merger by the sole stockholder of Merger Sub, respectively;
WHEREAS, promptly following the execution and delivery of this Agreement (and in no event later than twenty-four (24) hours thereafter), Parent, the Company, and the Specified Stockholders, expect to enter into Stockholder Support Agreements (the “Stockholder Support Agreements”), providing that, among other things, the Specified Stockholders will provide their written consent to (a) adopt and approve this Agreement and the other documents contemplated hereby and the transactions contemplated hereby and thereby and (b) adopt and approve, in accordance with the terms and subject to the conditions of the Company Organizational Documents, the Company Preferred Conversion and effect the Company Preferred Conversion;
WHEREAS, in connection with the Closing, Parent, the holders of Convertible Company Notes, certain stockholders of the Company and certain stockholders of Parent (the “Parent Initial Stockholders”), shall enter into that certain Amended and Restated Registration Rights Agreement (the “Registration Rights Agreement”) substantially in the form attached hereto as Exhibit A;
WHEREAS, in connection with the Closing, certain Participating Securityholders listed in Section 8.02(e) of the Company Disclosure Schedule and NorthView Sponsor I, LLC (the “Sponsor”) shall each enter into a Lock-Up Agreement (collectively, the “Lock-Up Agreements”) substantially in the form attached hereto as Exhibit B;
WHEREAS, the officers and directors of Parent and the Sponsor have entered into a Sponsor Support Agreement, dated as of the date hereof (the “Sponsor Support Agreement”), pursuant to which, among other things, the persons indicated on the signature pages thereof have agreed to vote their Parent Common Stock in favor of this Agreement, the Merger and the other Transactions; and
WHEREAS, for U.S. federal and applicable state income Tax purposes, the parties hereto intend that (i) the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder (the “Intended Tax Treatment”) and (ii) this Agreement shall constitute a “plan of reorganization” within the meaning of Treasury Regulation Section 1.368-2(g) with respect to the Merger.

NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, the parties hereto hereby agree as follows:
ARTICLE I
DEFINITIONS
Section 1.01 Certain Definitions. For purposes of this Agreement:
“Action” means any litigation, suit, claim, action, proceeding, audit or investigation by or before any Governmental Authority.
“affiliate” of a specified person means a person who, directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with, such specified person.
“Aggregate Earnout Shares” means 3,875,000 shares of Parent Common Stock, which shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of Parent Common Stock occurring prior to the time any Earnout Shares are delivered to the Participating Securityholders.
“Aggregate Exercise Price” means the aggregate dollar amount payable to the Company upon the exercise of all vested In-the-Money Company Options that are outstanding immediately prior to the Effective Time, calculated by adding the sum of all exercise prices under such vested In-the-Money Company Options.
“Aggregate Inducement Amount” means the aggregate value of all financial inducements for which Sponsor forfeits shares or the Company Reference Value is adjusted pursuant to Sections 7.18(c)(i) and (ii).
“Aggregate Merger Consideration” means the aggregate Per Share Merger Consideration payable pursuant to this Agreement to Participating Securityholders.
“Ancillary Agreements” means the Stockholder Support Agreements, the Sponsor Support Agreement, the Registration Rights Agreement, the Lock-Up Agreements, the Non-Redemption Agreements and all other agreements, certificates and instruments executed and delivered by Parent, Merger Sub, or the Company in connection with the Transactions and specifically contemplated by this Agreement.
“Anti-Corruption Laws” means, as applicable (i) the U.S. Foreign Corrupt Practices Act of 1977, as amended, (ii) the UK Bribery Act 2010, (iii) anti-bribery legislation promulgated by the European Union and implemented by its member states, (iv) legislation implementing the OECD Convention on Combating Bribery of Foreign Public Officials in International Business Transactions, and (v) similar legislation applicable to the Company from time to time.
“Business Day” means any day on which the principal offices of the SEC in Washington, D.C. are open to accept filings, or, in the case of determining a date when any payment is due, any day on which banks are not required or authorized to close in New York, NY; provided that banks shall not be deemed to be required or authorized to be closed due to a “shelter in place”, “non-essential employee” or similar closure of physical branch locations at the direction of any Governmental Authority if such banks’ electronic funds transfer systems (including for wire transfers) are open for use by customers on such day.
“Business Systems” means all Software, firmware, middleware, equipment, workstations, routers, hubs, computer hardware (whether general or special purpose), electronic data processors, databases, communications, telecommunications, networks, interfaces, platforms, servers, peripherals, and computer systems, including any outsourced systems and processes, and any Software and systems provided via the cloud or “as a service”, that are owned or used in the conduct of the business of the Company.
“Capital Stock” means the Company Common Stock and the Company Preferred Stock.
“Code” means the Internal Revenue Code of 1986, as amended.
“Company Awards” means Company Options, and shares of Company Restricted Stock granted under the Company Equity Incentive Plan or otherwise.
“Company Bylaws” means the bylaws of the Company.

“Company Charter” means the Third Amended and Restated Articles of Incorporation of the Company, dated April 30, 2018, as may be amended, restated or otherwise modified from time to time.
“Company Common Stock” means the common stock of the Company, par value of $0.01 per share, designated as Common Stock in the Company Charter.
“Company Convertible Note Conversion Ratio” means, with respect to the Company Senior Convertible Notes, the Company Senior Note Conversion Ratio, with respect to any Company Junior Convertible Notes, the Company Junior Note Conversion Ratio and, with respect to any other Company Convertible Notes, in accordance with the terms of such Company Convertible Notes.
“Company Convertible Notes” means any Specified Company Convertible Notes that are outstanding immediately prior to the Closing or issued pursuant to the terms of any Non-Redemption Agreement.
“Company Junior Convertible Notes” means the convertible promissory notes issued in pursuant to the note purchase agreement set forth on Section 4.03(b)(i) of the Company Disclosure Schedule that are outstanding immediately prior to the Closing.
“Company Junior Convertible Note Conversion Ratio” means $7 per share of Parent Common Stock.
“Company Senior Convertible Notes” means the convertible promissory notes issued in pursuant to the note purchase agreement set forth on Section 4.03(b)(ii) of the Company Disclosure Schedule that are outstanding immediately prior to the Closing.
“Company Senior Convertible Note Conversion Ratio” means $4 per share of Parent Common Stock.
“Company Equity Incentive Plan” means the Amended and Restated Profusa, Inc. 2010 Stock Option Plan, as such may have been amended, supplemented or modified from time to time.
“Company Equity Value” means: $155,000,000.
“Company Licensed IP” means all Intellectual Property rights owned or purported to be owned by a third party that are licensed to the Company or that the Company otherwise has a right to use.4
“Company Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with any one or more other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition, assets and liabilities or results of operations of the Company or (ii) would prevent, materially delay or materially impede the performance by the Company of its obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Company Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which the Company operate; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by the Company as required by this Agreement or any Ancillary Agreement; (f) any event, circumstance, change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions (including the impact thereof on relationships with customers, suppliers, employees or Governmental Authorities) (provided that this clause (f) shall not apply to any representations or warranty set forth in Section 4.04 or Section 4.05 but subject to any disclosures set forth in Section 4.04 or Section 4.05 of the Company Disclosure Schedule); (g) any failure to meet any projections, forecasts, guidance, estimates, milestones, budgets or financial or operating predictions of revenue, earnings, cash flow or cash position (provided that this clause (g) shall not prevent a determination that any event, circumstance, change or effect underlying such failure has resulted in a Company Material Adverse Effect); or (h) any actions taken, or failures to take action, or such other changes or events, in each case, which Parent has requested or to which it has consented or which actions are contemplated by this Agreement, except in the cases of clauses (a) through (d), to the extent that the Company, taken as a whole, are disproportionately and adversely affected thereby as compared with other participants in the industries in which the Company operates.
“Company Options” means all options to purchase Company Common Stock, whether or not exercisable and whether or not vested, that are outstanding immediately prior to the Closing granted under the Company Equity Incentive Plan or otherwise.
“Company Organizational Documents” means the Company Charter and the Company Bylaws, in each case, as amended, modified or supplemented from time to time.
“Company Owned IP” means all Intellectual Property rights owned or purported to be owned by the Company.
“Company Preferred Conversion” means the conversion, effective as of immediately prior to the Closing, of all shares of Company Preferred Stock to Company Common Stock in accordance with the Company Charter.
“Company Preferred Stock” means shares of the Company’s preferred stock, par value $0.01 per share, designated as Preferred Stock in the Company Charter.
“Company Reference Share Value” means a dollar amount equal to (i) (A) the Company Reference Value minus (B) the Specified Company Convertible Note Value, divided by (ii) the number of Fully Diluted Company Shares.
“Company Reference Value” means a dollar amount equal to (i) the sum of the Company Equity Value, plus (x) the Aggregate Exercise Price, plus (iii) the Private Placement Value, minus (y) the Aggregate Company Incentive Amount.
“Company Restricted Stock” means shares of Company Common Stock subject to vesting, forfeiture or similar conditions granted under the Company Equity Incentive Plan or otherwise.
“Company Securities” means the Company Common Stock, the Company Preferred Restricted Stock, and the Company Options.
“Confidential Information” means any information, knowledge or data concerning the businesses and affairs of the Company, or any Suppliers or customers of the Company or Parent or its subsidiaries (as applicable) that is not already generally available to the public.
“Consent Solicitation Statement” means the consent solicitation statement included as part of the Registration Statement with respect to the solicitation by the Company of the Company Stockholder Approval.
“Contracts” means any legally binding agreements, contracts, subcontracts, arrangements, and binding commitments (whether oral or written).
“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, or as trustee or executor, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, as trustee or executor, by contract or otherwise.
“Disabling Devices” means Software, viruses, time bombs, logic bombs, trojan horses, trap doors, back doors, spyware, malware, worms, other computer instructions, intentional devices, techniques, other technology, disabling codes, instructions, or other similar code or software routines or components that are designed to threaten, infect, assault, vandalize, defraud, disrupt, damage, disable, delete, maliciously encumber, hack into, incapacitate, perform unauthorized modifications, infiltrate or slow or shut down a computer system or data, software, system, network, other device, or any component of such computer system, including any such device affecting system security or compromising or disclosing user data in an unauthorized manner, other than those incorporated by the Company or the applicable third party intentionally to protect Company Owned IP or Business Systems from misuse.
“Earnout Revenue” means revenue as determined in accordance with GAAP and reported on Parent’s applicable Forms 10-K or 10-Q filed with the SEC; provided that such revenue shall be adjusted to exclude revenue from subsequent “add-on” acquisitions which were not included in the Company’s revenue projections as of the date of this Agreement.
“Employee Benefit Plan” means each “employee benefit plan”, as defined in Section 3(3) of ERISA (whether or not subject to ERISA), any nonqualified deferred compensation plan subject to Section 409A of the Code, and each other retirement, health, welfare, cafeteria, bonus, commission, stock option, stock purchase, restricted stock, other equity or equity-based compensation, performance award, incentive, deferred compensation, retiree medical or life insurance, death or disability benefit, supplemental retirement, severance, retention, change in control, employment, consulting, fringe benefit, sick pay, vacation, and similar plan, program, policy, practice, agreement, or arrangement (in each case, whether written or unwritten, formal or informal, and whether or not subject to ERISA).
“Environmental Laws” means any United States federal, state or local or non-United States Laws relating to: (i) releases or threatened releases of, or exposure of any person to, Hazardous Substances or materials containing Hazardous Substances; (ii) the manufacture, handling, transport, use, treatment, storage or disposal of Hazardous Substances or materials containing Hazardous Substances; or (iii) pollution or protection of the environment, natural resources or human health and safety.
“ERISA” means the Employee Retirement Income Security Act of 1974.
“Ex-Im Laws” means all applicable Laws relating to export, re-export, transfer, and import controls, including the U.S. Export Administration Regulations, the customs and import Laws administered by U.S. Customs and Border Protection, and the EU Dual Use Regulation.
“Exchange Act” means the Securities Exchange Act of 1934, as amended.
“Exchange Ratio” means the following ratio: the quotient obtained by dividing (i) the Company Reference Share Value by (ii) the Parent Per Share Value.
“Extension Expenses” means any actual funds deposited by Parent into the Trust Account to effectuate an Extension.
“Fraud” means actual and intentional common law fraud committed by a party to the Agreement with respect to the making of the representations and warranties by such party set forth in Article IV or Article V as applicable. Under no circumstances shall “Fraud” include any equitable fraud, constructive fraud, negligent misrepresentation, unfair dealings, or any other fraud or torts based on recklessness or negligence.
“Fully Diluted Company Shares” means, as of the Effective Time, the sum of: (i) the number of shares of Company Common Stock outstanding immediately prior to the Effective Time, (ii) the number of shares of Company Common Stock issuable in respect of all issued and outstanding In-the-Money Company Options; provided that, for the avoidance of doubt, the Fully Diluted Company Shares shall not include any shares of Company Common Stock (A) issuable upon conversion of the Company Convertible Notes, (B) issuable upon exercise of any unvested In-the-Money Company Option or Out-of-the-Money Company Option, or (C) issuable in any Permitted Financing.
“Hazardous Substance(s)” means: (i) any substances, wastes, or materials defined, identified or regulated as hazardous or toxic or as a pollutant or a contaminant under any Environmental Law; (ii) petroleum and petroleum products, including crude oil and any fractions thereof; (iii) natural gas, synthetic gas, and any mixtures thereof; (iv) polychlorinated biphenyls, per- and polyfluoroalkyl substances, asbestos and radon; and (v) any other substance, material or waste regulated by, or for which standards of care may be imposed under any Environmental Law.
“HIPAA” means the Health Insurance Portability and Accountability Act of 1996 and its implementing regulations, including as amended by the Health Information Technology for Economic and Clinical Health Act provisions of the American Recovery and Reinvestment Act of 2009, Pub. Law No. 111-5 and its implementing regulations.
“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.
“In-the-Money Company Option” means a Company Option with an exercise price per share of Company Common Stock less than the Parent Per Share Value.
“Incentive Sponsor Shares” means the aggregate shares of Parent Common Stock held by the Sponsor.
“Intellectual Property” means (i) issued patents and pending patent applications (including provisional and non-provisional applications), design patents, certificates of invention and patent disclosures, together with all reissues, continuations, continuations-in-part, divisionals, renewals, substitutions, revisions, extensions (including supplementary protection certificates) or reexaminations thereof (“Patents”) and any other applications worldwide claiming priority thereto, (ii) trademarks and service marks, trade dress, logos, trade names, corporate names, brands, slogans, and other source identifiers together with all translations, adaptations, derivations, combinations and other variants of the foregoing, and all applications, registrations, and renewals in connection therewith, together with all of the goodwill associated with the foregoing, (iii) copyrights, and other works of authorship (whether or not copyrightable), and moral rights, and registrations and applications for registration, renewals and extensions thereof, (iv) trade secrets, know-how (including ideas, formulas, compositions, inventions (whether or not patentable or reduced to practice)), customer and supplier lists, improvements, protocols, processes, methods and techniques, research and development information, industry analyses, algorithms, architectures, layouts, drawings, specifications, designs, plans, methodologies, proposals, industrial models, technical data, financial and accounting and all other data, databases, database rights, including rights to use any Personal Information, pricing and cost information, business and marketing plans and proposals, and customer and supplier lists (including lists of prospects) and related information (“Trade Secrets”), (v) rights in Software, Internet domain names and social media accounts, (vi) all other intellectual property or proprietary rights of any kind or description, (vii) copies and tangible embodiments of any of the foregoing, in whatever form or medium, including all Software, and (viii) all legal rights arising from items (i) through (vi), including the right to prosecute, enforce and perfect such interests and rights to sue, oppose, cancel, interfere, enjoin and collect damages based upon such interests, including such rights based on past infringement, if any, in connection with any of the foregoing.
“IRS” means the Internal Revenue Service of the United States.
“knowledge” or “to the knowledge” of a person means in the case of the Company, the actual knowledge of the persons listed on Section 1.01(A) of the Company Disclosure Schedule after reasonable inquiry of his or her direct reports, and in the case of Parent, the actual knowledge of Jack Stover or Fred Knetchtel, after reasonable inquiry.
“Leased Real Property” means the real property leased by the Company as tenant, together with, to the extent leased by the Company, all buildings and other structures, facilities or improvements located thereon and all easements, licenses, rights and appurtenances of the Company relating to the foregoing.
“Lien” means any lien, security interest, mortgage, deed of trust, defect of title, easement, right of way, pledge, adverse claim or other encumbrance of any kind that secures the payment or performance of an obligation (other than those created under applicable securities Laws).
“Merger Sub Organizational Documents” means the certificate of incorporation and bylaws of Merger Sub, as amended, modified or supplemented from time to time.
“Milestone Event I” means (i) the first occurrence of the achievement of a closing sale price of one share of Parent Common Stock quoted on the Nasdaq Capital Market (or such other principal securities exchange or securities market on which shares of Parent Common Stock are then traded) equal to or greater than $12.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period at any time in the Milestone Event I Period, or (ii) the consummation of a Subsequent Transaction at any time in the Milestone Event I Period, pursuant to which the stockholders of Parent have the right to receive consideration implying a per share value of Parent Common Stock of at least $12.50 (as determined in good faith by the Parent Board); provided that, if and to the extent the consideration payable to the holders of Parent Common Stock in such Subsequent Transaction includes consideration other than cash and the value of such consideration is not specified in or determined by the definitive agreement relating to such Subsequent Transaction, the price for such non-cash consideration shall be determined by the Parent Board in good faith.
“Milestone Event I Period” the period commencing on the 18-month anniversary and ending on the two (2) year anniversary of the Closing Date.
“Milestone Event II” means, (i) the first occurrence of the achievement of a closing sale price of one share of Parent Common Stock quoted on the Nasdaq Capital Market (or such other principal securities exchange or securities market on which shares of Parent Common Stock are then traded) is equal to or greater than $14.50 for any twenty (20) Trading Days within any thirty (30) consecutive Trading Day period at any time in the Milestone Event II Period (provided that such thirty (30) consecutive Trading Day period does not overlap with the thirty (30) consecutive Trading Day period used to satisfy the requirements of Milestone Event I; provided, further, that in the event that such thirty (30) consecutive Trading Day period could satisfy either Milestone Event I or Milestone Event II, then Milestone Event II shall be deemed to be satisfied first), or (ii) the consummation of a Subsequent Transaction at any time in the Milestone Event II Period, pursuant to which the stockholders of Parent have the right to receive consideration implying a per share value of Parent Common Stock of at least $14.50 (as determined in good faith by the Parent Board); provided that, if and to the extent the consideration payable to the holders of Parent Common Stock in such Subsequent Transaction includes consideration other than cash and the value of such consideration is not specified in or determined by the definitive agreement relating to such Subsequent Transaction, the price for such non-cash consideration shall be determined by the Parent Board in good faith.
“Milestone Event II Period” the period commencing on the 360 day anniversary and ending on the two (2) year anniversary of the Closing Date.
“Milestone Event III” means the achievement of Earnout Revenue of $5,100,000 for the fiscal year ended December 31, 2023.
“Milestone Event IV” means the achievement of Earnout Revenue of $73,100,000 for the fiscal year ended December 31, 2024.
“Milestone Events” means Milestone Event I, Milestone Event II, Milestone Event III, and Milestone Event IV, collectively. For the avoidance of doubt, any event (including a Subsequent Transaction) that would satisfy the requirements of both Milestone Event I and Milestone Event II, shall be deemed to constitute a Milestone Event for purposes of both Milestone Event I and Milestone Event II.
“Minimum Cash Amount” means $15,000,000 or such other amount as may be agreed in writing by Parent and the Company.
“Off-the-Shelf Software” means any commercially available shelf Software (including software-as-a-service or similar arrangements) that is licensed or provided other than through a written agreement executed by the licensee (such as via clickwrap, browse-wrap, or shrink-wrap licenses) or that has annual license or user-fees less than $100,000.
“Open Source Software” means any Software in source code form that is licensed pursuant to (i) any license that is a license now or in the future approved by the open source initiative and listed at http://www.opensource.org/licenses, which licenses include all versions of the GNU General Public License (GPL), the GNU Lesser General Public License (LGPL), the GNU Affero GPL, the MIT license, the Eclipse Public License, the Common Public License, the CDDL, the Mozilla Public License (MPL), the Artistic License, the Netscape Public License, the Sun Community Source License (SCSL), and the Sun Industry Standards License (SISL), (ii) any license to Software that is considered “free” or “open source software” by the open source foundation or the free software foundation, (iii) the Server Side Public License, or (iv) any Reciprocal License.
“Out-of-the-Money Company Options” means Company Options other than an In-the-Money Company Options.
“Parent Bylaws” means the Bylaws of Parent, dated as of April 22, 2021.
“Parent Cash on Hand” means, as of immediately prior to the Closing, an aggregate amount equal to, without duplication, (i) the amount in the Trust Fund prior to any exercise of Redemption Rights in accordance with the Parent Organizational Documents, less (ii) amounts required to settle all actual exercises of Redemption Rights in accordance with the Parent Organizational Documents, plus (iii) the aggregate proceeds actually received by Parent from the consummation of the Private Placements, plus (iv) the proceeds of any Additional Financings, if any, less (v) the Outstanding Parent Transaction Expenses.
“Parent Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of Parent, dated as of April 19, 2021.
“Parent Material Adverse Effect” means any event, circumstance, change or effect that, individually or in the aggregate with any one or more other events, circumstances, changes and effects, (i) is or would reasonably be expected to be materially adverse to the business, financial condition, assets and liabilities or results of operations of Parent; or (ii) would prevent, materially delay or materially impede the performance by Parent or Merger Sub of their respective obligations under this Agreement or the consummation of the Merger or any of the other Transactions; provided, however, that none of the following shall be deemed to constitute, alone or in combination, or be taken into account in the determination of whether, there has been or will be a Parent Material Adverse Effect: (a) any change or proposed change in or change in the interpretation of any Law or GAAP; (b) events or conditions generally affecting the industries or geographic areas in which Parent operates; (c) any downturn in general economic conditions, including changes in the credit, debt, securities, financial or capital markets (including changes in interest or exchange rates, prices of any security or market index or commodity or any disruption of such markets); (d) any geopolitical conditions, outbreak of hostilities, acts of war, sabotage, civil unrest, cyberterrorism, terrorism, military actions, earthquakes, volcanic activity, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions, epidemics, pandemics or other outbreaks of illness or public health events and other force majeure events (including any escalation or general worsening of any of the foregoing); (e) any actions taken or not taken by Parent as required by this Agreement or any Ancillary Agreement, (f) any event, circumstance change or effect attributable to the announcement or execution, pendency, negotiation or consummation of the Merger or any of the other Transactions or (g) any actions taken, or failures to take action, or such other changes or events, in each case, which the Company has requested or to which it has consented or which actions are expressly contemplated by this Agreement, except in the cases of clauses (a) through (c), to the extent that Parent is disproportionately and adversely affected thereby as compared with other participants in the industry in which Parent operates.
“Parent Organizational Documents” means the Parent Certificate of Incorporation and the Parent Bylaws, in each case, as amended, modified or supplemented from time to time.
“Parent Per Share Value” means $10.00.
“Parent Right” means a right to acquire 1/10th of a share of Parent Common Stock as set forth in the Rights Agreement, dated December 20, 2022, between Parent and the Trustee.
“Parent Stockholder Approval” means the approval of the Parent Proposals by an affirmative vote of the holders of the requisite number of shares of Parent Common Stock (as determined in accordance with applicable Law and the Parent Organizational Documents) at a Parent Stockholders’ Meeting duly called by the Parent Board and held for such purpose.
“Parent Units” means the units issued in the IPO or the overallotment consisting of one (1) share of Parent Common Stock, one (1) Parent Right, and one-half (1/2) of one (1) Parent Warrant.
“Participating Securityholder” means, as of immediately prior to the Closing, each (i) holder of shares of Company Common Stock (including shares of Company Common Stock resulting from the Company Preferred Conversion), (ii) holder of vested In-the-Money Company Option(s) and (iii) holder of Specified Company Convertible Notes; provided that, for the avoidance of doubt, the Participating Securityholders shall not include any (A) holders of holders of Company Convertible Notes other than Specified Company Convertible Notes; (B) any shares of Parent Common Stock issued or issuable with respect to any Parent Restricted Stock; or (C) holders of unvested In-the-Money Company Options or holders of Out-of-the-Money Company Options.
“PCI DSS” means the Payment Card Industry Data Security Standard, issued by the Payment Card Industry Security Standards Council.
“Permitted Financing” means any bona fide debt or equity financing that would not or would not reasonably be expected to materially delay or adversely affect the transactions contemplate by this Agreement and for which a support agreement in the form of the Stockholder Support Agreement is executed and delivered by the recipient of any Company Securities in connection with such financing transaction.
“Permitted Liens” means (i) such imperfections of title, easements, encumbrances, Liens or restrictions that do not materially impair or interfere with the current use of the Company’s assets that are subject thereto, (ii) materialmen’s, mechanics’, carriers’, workmen’s, warehousemen’s, repairmen’s, landlord’s and other similar Liens arising in the ordinary course of business, or deposits to obtain the release of such Liens, (iii) Liens for Taxes not yet due and delinquent or, if delinquent, being contested in good faith and for which appropriate reserves have been made, (iv) zoning, entitlement, conservation restriction and other land use and environmental regulations promulgated by Governmental Authorities that are not violated in any material respect by the Company’s current use of the assets that are subject thereto, (v) non-exclusive licenses (or sublicenses) granted in the ordinary course of business, (vi) non-monetary Liens, encumbrances and restrictions on real property (including easements, covenants, rights of way and similar restrictions of record) that do not materially interfere with the present uses of such real property, (vii) Liens identified in the Annual Financial Statements, and (viii) Liens on leases, subleases, easements, licenses, rights of use, rights to access and rights of way arising from the provisions of such agreements or benefiting or created by any superior estate, right or interest.
“person” means an individual, corporation, partnership, limited partnership, limited liability company, syndicate, person (including, without limitation, a “person” as defined in Section 13(d)(3) of the Exchange Act), trust, association or entity or government, political subdivision, agency or instrumentality of a government.

“Personal Information” means “personal information”, “personal data”, “personally identifiable information” or equivalent terms as defined by applicable Privacy/Data Security Laws.
“Privacy/Data Security Laws” means all Laws governing the creation, receipt, collection, dissemination, use, storage, maintenance, protection, processing, sharing, security, disclosure, or transfer (collectively, “Processing”) of Personal Information, such as, to the extent applicable, the following Laws and their implementing regulations: the Fair Credit Reporting Act, the Federal Trade Commission Act, the CAN-SPAM Act, the Telephone Consumer Protection Act, the Telemarketing and Consumer Fraud and Abuse Prevention Act, Children’s Online Privacy Protection Act, California Consumer Privacy Act, the General Data Protection Regulation (GDPR), the Data Protection Law Enforcement Directive, HIPAA, state data security Laws, state data breach notification Laws, applicable Laws relating to the transfer of Personal Information, PCI DSS, and any applicable Laws concerning requirements for website and mobile application privacy policies and practices, call or electronic monitoring or recording or any outbound communications (including outbound calling and text messaging, telemarketing, and e-mail marketing).
“Products” means any products or services manufactured, performed, out-licensed, sold, distributed or otherwise made available by or on behalf of the Company from which the Company is currently deriving or is scheduled or intends to derive, revenue from the sale or provision thereof including the products and product candidates set out on Section 1.01(B) of the Company Disclosure Schedule.
“Reciprocal License” means a license of an item of Software that requires or that conditions any rights granted in such license upon (i) the disclosure, distribution or licensing of any other Software (other than such item of Software as provided by a third party in its unmodified form), (ii) a requirement that any disclosure, distribution or licensing of any other Software (other than such item of Software in its unmodified form) be at no charge, (iii) a requirement that any other licensee of the Software be permitted to access the source code of, modify, make derivative works of, or reverse-engineer any such other Software, (iv) a requirement that such other Software be redistributable by other licensees, or (v) the grant of any patent rights (other than patent rights in such item of Software), including non-assertion or patent license obligations (other than patent obligations relating to the use of such item of Software).
“Redemption Date” means the deadline for exercising Redemption Rights in connection with the Merger.
“Redemption Rights” means the redemption rights provided for in Section 9.02 of Article IX of the Parent Certificate of Incorporation.
“Registered Intellectual Property” means all Intellectual Property that is the subject of an application, registration, issue or grant, including any issued/granted patents, registered trademarks, registered copyrights, domain names, social media accounts, or any applications therefor.
“Release” means any spill, discharge, leach, leak, emission, escape, injection, dumping, pouring, emptying, disposal or other release of any materials, wastes or substances into the environment, whether or not notification or reporting to any governmental authority was or is required, including any Release which is subject to Environmental Laws.
“Required Parent Stockholder Approval” means the approval of the Parent Proposals by an affirmative vote of the holders of at least a majority of the outstanding Parent Common Stock entitled to vote (as determined in accordance with applicable Law and the Parent Organizational Documents) at a Parent Stockholders’ Meeting duly called by the Parent Board and held for such purpose.
“Requisite Approval” means the affirmative vote of the holders of at least a majority of the shares of outstanding Company Common Stock and Company Preferred Stock (on an as-converted basis), voting together as a single class.
“Sanctioned Person” means at any time any person (i) listed on any Sanctions-related list of designated or blocked persons, (ii) the government of, resident in, or organized under the laws of a country or territory that is the subject of comprehensive restrictive Sanctions from time to time (which includes, as of the date of this Agreement, Cuba, Iran, North Korea, Syria, and the Crimea region), or (iii) majority-owned or controlled by any of the foregoing.
“Sanctions” means those applicable, economic and financial sanctions Laws, regulations, embargoes, and restrictive measures administered or enforced by (i) the United States (including without limitation the U.S. Treasury Department’s Office of Foreign Assets Control), (ii) the European Union and enforced by its member states, (iii) the United Nations, (iv) Her Majesty’s Treasury, or (v) any other similar governmental authority with jurisdiction over the Company from time to time.

“Securities Act” means the Securities Act of 1933, as amended.
“Software” means all computer software (in object code or source code format), data and databases, and related documentation and materials.
“Specified Company Convertible Notes” means the convertible promissory notes Company Junior Convertible Notes, the Company Senior Convertible Notes and any convertible promissory notes issued in any Permitted Financing in each case that are outstanding immediately prior to the Closing.
“Specified Company Convertible Note Value” means number of shares issued to the holders of Specified Convertible Notes pursuant to Section 3.01(b)(v) multiplied by the Parent Per Share Value.
“Specified Financing” means those certain financing agreements listed on Section 1.01(C) of the Company Disclosure Schedule.
“Specified Stockholders” means the persons or entities listed on Section 1.01(D) of the Company Disclosure Schedule.
“stockholder” means a holder of stock or shares, as appropriate.
“Subsequent Transaction” means any transaction or series of transactions occurring after the Closing (a) following which a person or “group” (within the meaning of Section 13(d) of the Exchange Act) of persons (other than Parent, the Surviving Corporation or any of their respective Subsidiaries), has direct or indirect beneficial ownership of securities (or rights convertible or exchangeable into securities) representing fifty percent (50%) or more of the voting power of Parent, (b) constituting a sale, merger, liquidation, exchange offer or other similar transaction, however effected, following which the voting securities of Parent immediately prior to such transaction do not continue to represent or are not converted into fifty percent (50%) or more of the combined voting power of the then outstanding voting securities of the person resulting from such transaction or, if the surviving company is a Subsidiary, the ultimate parent thereof.
“Subsidiary” or “Subsidiaries” of the Company, the Surviving Corporation, Parent or any other person means an affiliate controlled by such person, directly or indirectly, through one or more intermediaries.
“Supplier” means any person that supplies inventory or other materials or personal property, components, or other goods or services (including, design, development and manufacturing services) that comprise or are utilized in, including in connection with the design, development, manufacture or sale of, the Products of the Company or.
“Tax” or “Taxes” means any and all taxes (including any duties, levies or other similar governmental fees, assessments or charges of any kind in the nature of taxes), including, but not limited to, income, estimated, business, occupation, corporate, capital, gross receipts, transfer, stamp, registration, employment, payroll, social security (or similar), unemployment, withholding, occupancy, license, severance, capital, production, ad valorem, excise, windfall profits, customs, duties, environmental, premium, real property gains, real property, personal property, sales, use, turnover, value added and franchise taxes, in each case imposed by any Governmental Authority, whether disputed or not, together with all interest, penalties, and additions to tax imposed with respect to such amounts thereto.
“Tax Return” means any return, declaration, report, claim for refund or information return or statement relating to Taxes, including any schedule or attachment thereto and any amendment thereof, in each case filed or required to be filed with a Governmental Authority.
“Trading Day” means any day on which shares of Parent Common Stock is actually traded on the principal securities exchange or securities market on which shares of Parent Common Stock are then traded.
“Transaction Documents” means this Agreement, including all schedules and exhibits hereto, the Company Disclosure Schedule and the Ancillary Agreements.
“Transactions” means the transactions contemplated by the Transaction Documents (other than those disclosed on the Company Disclosure Schedule that are not specifically contemplated by this Agreement).
“Treasury Regulations” means the regulations promulgated under the Code.
“Virtual Data Room” means the virtual data room established by the Company or its Representatives, hosted by Citrix ShareFile, with access made available to Parent and its Representatives.

“Warrant Ratio” means the following ratio: (i) the Aggregate Company Loan Warrants, multiplied by: (ii) (A) one, divided by (B) Fully Diluted Company Shares
“Willful Breach” means, with respect to any agreement, a party’s material breach of any of its representations or warranties as set forth in such agreement, or such party’s material breach of any of its covenants or other agreements set forth in such agreement, which material breach, in each case, constitutes, or is a consequence of, a purposeful act or failure to act by such party with the knowledge that the taking of such act or failure to take such act would, or would reasonably be expected to, cause a material breach of such agreement.
Section 1.02 Further Definitions. The following terms have the meaning set forth in the Sections set forth below:
Defined Term	Location of Definition
Additional Financings	§ 7.18(b)
Aggregate Company Incentive Amount	§ 7.18(c)(ii)
Agreement	Preamble
Antitrust Laws	§ 7.14
Blue Sky Laws	§ 4.05(b)
Board	Recitals
Business Combination	§ 6.03
Certificate	§ 3.02(a)
Certificate of Merger	§ 2.02(a)
Closing	§ 2.02(b)
Closing Date	§ 2.02(b)
Company	Preamble
Company Board	Recitals
Company Board Recommendation	§ 7.03
Company Disclosure Schedule	Article IV
Company Officer’s Certificate	§ 8.02(c)
Company Incentive Amount	§ 7.18(c)(i)
Company Permits	§ 4.06
Company Stockholder Approval	§ 4.18
Company Stockholders Meeting	§ 7.03
Continuing Employees	§ 7.07(a)
Converted Option	§ 3.01(b)(iv)
Data Security Requirements	§ 4.13(i)
DGCL	Recitals
Effective Time	§ 2.02(a)
Environmental Permits	§ 4.15
ERISA Affiliate	§ 4.10(c)
Exchange Agent	§ 3.02(a)
Exchange Agent Agreement	§ 3.02(a)
Exchange Fund	§ 3.02(a)
Extension	§ 6.02(b)
Forfeited Shares	§ 7.18(c)(i)
GAAP	§ 4.07(a)
Governmental Authority	§ 4.05(b)
Intended Tax Treatment	Recitals
Interim Financial Statements	§ 4.07(b)
Interim Financial Statements Date	§ 4.07(b)
Interim Period	§ 6.01(a)
IPO	§ 6.03
Law	§ 4.05(a)
Lease	§ 4.12(b)

Defined Term	Location of Definition
Lease Documents	§ 4.12(b)
Lock-Up Agreements	Recitals
Material Contracts	§ 4.16(a)
Maximum Annual Premium	§ 7.07(b)
Merger	Recitals
Merger Payment Schedule	§ 3.02(i)
Merger Sub	Preamble
Merger Sub Board	Recitals
Merger Sub Common Stock	§ 5.03(b)
Non-Disclosure Agreement	§ 7.04(b)
Non-Redemption Agreements	§ Section 7.09(d)
Nonparty Affiliate	§ 10.11
Ordinary Commercial Agreement	§ 4.14(b)
Outside Date	§ 9.01(b)
Outstanding Company Transaction Expenses	§ 3.04(a)
Outstanding Parent Transaction Expenses	§ 3.04(b)
Outstanding Transaction Expenses	§ 3.04(b)
Parent	Preamble
Parent Board	Recitals
Parent Board Recommendation	§ 7.02(a)
Parent Cash on Hand Calculation	§ 7.18(a)
Parent Common Stock	§ 5.03(a)
Parent Disclosure Schedule	Article V
Parent Equity Incentive Plan	§ 7.01(a)
Parent Preferred Stock	§ 5.03(b)
Parent Proposals	§ 7.01(a)
Parent Public Warrants	§ 5.16
Parent SEC Reports	§ 5.07(a)
Parent Stockholders’ Meeting	§ 7.01(a)
Parent Warrants	§ 5.03(a)
Per Share Merger Consideration	§ 3.01(b)(i)
Permitted Financings	§ 6.01(b)(ii)
Plans	§ 4.10(a)
Private Placement Investors	Recitals
Private Placements	Recitals
Pro Rata Share	§ 3.02(i)
Prospectus	§ 6.03
Proxy Statement	§ 7.01(a)
Public Stockholders	§ 6.03
Registration Rights Agreement	Recitals
Registration Statement	§ 7.01(a)
Related Party	§ 7.17
Released Claims	§ 6.03
Remedies Exceptions	§ 4.04
Representatives	§ 7.04(a)
Sarbanes-Oxley Act	§ 5.07(a)
SEC	§ 5.07(a)
Sponsor	Recitals
Sponsor Support Agreement	Recitals
Stockholder Support Agreements	Recitals

Defined Term	Location of Definition
Surviving Corporation	Recitals
Tax Claim	§ 4.14(a)
Terminating Company Breach	§ 9.01(g)
Terminating Parent Breach	§ 9.01(h)
Trust Account	§ 5.13
Trust Agreement	§ 5.13
Trust Fund	§ 5.13
Trustee	§ 5.13
Written Consent	§ 7.03
Section 1.03 Construction.
(a) Unless the context of this Agreement otherwise requires, (i) words of any gender include each other gender, (ii) words using the singular or plural number also include the plural or singular number, respectively, (iii) the definitions contained in this agreement are applicable to the other grammatical forms of such terms, (iv) the terms “hereof”, “herein”, “hereby”, “hereto” and derivative or similar words refer to this entire Agreement, (v) the terms “Article”, “Section”, “Schedule” and “Exhibit” refer to the specified Article, Section, Schedule or Exhibit of or to this Agreement, (vi) the word “including” means “including without limitation”, (vii) the word “or” shall be disjunctive but not exclusive, (viii) references to agreements and other documents shall be deemed to include all subsequent amendments and other modifications thereto and references to any Law shall include all rules and regulations promulgated thereunder and (ix) references to any Law shall be construed as including all statutory, legal, and regulatory provisions consolidating, amending or replacing such Law.
(b) The language used in this Agreement shall be deemed to be the language chosen by the parties to express their mutual intent and no rule of strict construction shall be applied against any party.
(c) Whenever this Agreement refers to a number of days, such number shall refer to calendar days unless Business Days are specified, and when counting days, the date of commencement will not be included as a full day for purposes of computing any applicable time periods (except as otherwise may be required under any applicable Law). If any action is to be taken or given on or by a particular calendar day, and such calendar day is not a Business Day, then such action may be deferred until the next Business Day.
(d) All accounting terms used herein and not expressly defined herein shall have the meanings given to them under GAAP.
ARTICLE II
AGREEMENT AND PLAN OF MERGER
Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in Article III, and in accordance with the DGCL and the CCC, at the Effective Time, Merger Sub shall be merged with and into the Company. As a result of the Merger, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (provided that references to the Company for periods after the Effective Time shall include the Surviving Corporation).
Section 2.02 Effective Times; Closing.
(a) As promptly as practicable, but in no event later than three (3) Business Days, after the satisfaction or, if permissible, waiver of the conditions set forth in Article VIII (other than those conditions that by their nature are to be satisfied at the Closing, it being understood that the occurrence of the Closing shall remain subject to the satisfaction or, if permissible, waiver of such conditions at the Closing), the parties hereto shall cause the Merger to be consummated by filing a certificate of merger (the “Certificate of Merger”) with the Secretary of State of the State of Delaware and the Secretary of State of the State of California, in such form as is required by, and executed in accordance with, the relevant provisions of the DGCL and the CCC, respectively, and mutually agreed by the parties (the date and time of the filing of such Certificate of Merger (or such later time as may be agreed by each of the parties hereto and specified in such Certificate of Merger) being the “Effective Time”).

(b) Immediately prior to such filing of the Certificate of Merger in accordance with Section 2.02(a), the closing (the “Closing”) shall be held by electronic exchange of deliverables and release of signatures, for the purpose of confirming the satisfaction or waiver, as the case may be, of the conditions set forth in Article VIII. The date on which the Closing shall occur is referred to herein as the “Closing Date.”
Section 2.03 Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided herein and in the applicable provisions of the DGCL and the CCC. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, privileges, immunities, powers, franchises, licenses and authority of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities, obligations, restrictions, disabilities and duties of the Company and Merger Sub shall become the debts, liabilities, obligations, restrictions, disabilities and duties of the Surviving Corporation.
Section 2.04 Governing Documents.
(a) At the Effective Time, the Company Charter, as in effect immediately prior to the Effective Time, shall be amended and restated in its entirety to read as set forth on Exhibit C attached hereto and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter amended as provided by the CCC and such Company Charter (subject to Section 7.07).
(b) At the Closing, Parent shall amend and restate, effective as of the Effective Time, the Parent Certificate of Incorporation to read as set forth on Exhibit D.
(c) At the Closing, Parent shall amend and restate, effective as of the Effective Time, the Parent Bylaws in its entirety to be read as set forth on Exhibit E.
Section 2.05 Directors and Officers.
(a) The parties will take all requisite actions such that the initial directors of the Surviving Corporation and the initial officers of the Surviving Corporation immediately after the Effective Time shall be the individuals indicated on Section 2.05(a) of the Company Disclosure Schedule, each to hold office in accordance with the provisions of the CCC and the certificate of incorporation and bylaws of the Surviving Corporation and until their respective successors are, in the case of the initial directors, duly elected or appointed and qualified and, in the case of the initial officers, duly appointed.
(b) The parties shall cause the officers of Parent as of immediately following the Effective Time to be the individuals set forth on Section 2.05(b)(i) of the Company Disclosure Schedule, each to hold office in accordance with the CCC and the Parent Certificate of Incorporation and the Parent Bylaws and until their respective successors are duly elected or appointed and qualified. The parties shall cause the Parent Board to be comprised as of immediately following the Effective Time of (a) the chief executive officer of the Surviving Corporation, (b) up to three (3) directors designated by the Company by written notice to Parent and reasonably acceptable to Parent, (c) up to one (1) director designated by the Parent by written notice to the Company and reasonably acceptable to the Company and (d) up to two (2) additional directors to the extent mutually agreed to and designated by Parent the Company, with a majority of the directors on the Parent Board each qualifying as an “independent director” under the rules of the Nasdaq Capital Market (such written designations in each case to be made at least five (5) Business Days prior to the expected Effective Time), with each such director to hold office in accordance with the DGCL and the Parent Certificate of Incorporation and the Parent Bylaws and until their respective successors are, in the case of the directors, duly elected or appointed and qualified and, in the case of the officers, duly appointed.
Section 2.06 Closing Deliverables.
(a) At the Closing, the Company will deliver or cause to be delivered to Parent:
(i) the executed written resignations effective as of the Effective Time of all members of the Company Board, other than for those persons identified as continuing directors on Section 2.05(a) of the Company Disclosure Schedule; and
(ii) copies of the Registration Rights Agreement duly executed by duly authorized representatives of each party thereto (other than Parent and the Parent stockholders party thereto).

(b) At the Closing, Parent will deliver or cause to be delivered to the Company:
(i) the executed written resignations effective as of the Effective Time of all members of the Parent Board, other than those persons identified as continuing directors on Section 2.05(b) of the Company Disclosure Schedule; and
(ii) the Registration Rights Agreement duly executed by duly authorized representatives of Parent and the Parent stockholders party thereto.
Section 2.07 Sponsor Warrants. At the Closing, if any loans owed by Parent in connection with the Closing for amounts borrowed from its directors, officers or stockholders (including the Sponsor) are converted into Parent Warrants, then Parent shall issue to the holders of Company Common Stock an equal amount of Parent Warrants as those issued in connection with such conversion for amounts borrowed (the “Aggregate Company Loan Warrants”).
ARTICLE III
CONVERSION OF SECURITIES; EXCHANGE OF COMPANY SECURITIES; EARNOUT
Section 3.01 Conversion of Securities.
(a) Immediately prior to the Effective Time, subject to the substantially concurrent occurrence of the Effective Time, the Company shall consummate the Company Preferred Conversion. All of the shares of Company Preferred Stock converted into shares of Company Common Stock shall no longer be outstanding and shall cease to exist, and each holder of Company Preferred Stock shall thereafter cease to have any rights with respect to such securities.
(b) At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of any of the following securities:
(i) each share of Company Common Stock (including shares of Company Common Stock resulting from the Company Preferred Conversion) that is issued and outstanding immediately prior to the Effective Time shall be canceled and converted into: (i) the number of shares of Parent Common Stock equal to the Exchange Ratio, (ii) the number of Parent Warrants equal to the Warrant Ratio (if any), (iii) the right to receive Earnout Shares to the extent earned in accordance with Section 3.06 and (iv) the right to receive Inducement Recoupment Shares to the extent earned in accordance with Section 3.07 (which consideration shall hereinafter collectively be referred to as the “Per Share Merger Consideration”) provided that each share of Parent Common Stock that is issued upon the conversion of Company Restricted Stock pursuant to this Section 3.01(b)(i) (“Parent Restricted Stock”) shall continue to have, and be subject to, the same terms and conditions of such share of Company Restricted Stock immediately prior to the Effective Time, including any vesting or forfeiture conditions;
(ii) each share of Capital Stock held in the treasury of the Company shall be canceled without any conversion thereof and no payment or distribution shall be made with respect thereto;
(iii) each share of Merger Sub Common Stock issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, par value $0.0001 per share, of the Surviving Corporation;
(iv) each Company Option that is outstanding immediately prior to the Effective Time shall be assumed by Parent and converted into an option to purchase shares of Parent Common Stock (each, a “Converted Option”), provided that the assumption and conversion of any such Company Options that are incentive stock options under Section 422 of the Code will be effected in a manner that is intended to be consistent with the applicable requirements of Section 424 of the Code and the Treasury Regulations promulgated thereunder. Each Converted Option will have and be subject to the same terms and conditions (including vesting and exercisability terms) as were applicable to such Company Option immediately before the Effective Time, except that (x) each Converted Option will be exercisable for that number of shares of Parent Common Stock equal to the product (rounded down to the nearest whole number) of (1) the number of shares of Company Common Stock subject to the Company Option immediately before the Effective Time and (2) the Exchange Ratio; and (y) the per share exercise price for each share of Parent Common Stock issuable upon exercise of the Converted Option will be equal to the quotient (rounded up to the nearest whole cent) obtained by dividing (1) the exercise price per share of Company Common Stock of such Company Option immediately before the Effective Time by (2) the Exchange Ratio; provided, however, that the exercise price and the number of shares of Parent Common Stock purchasable under each Converted Option will be determined in a manner consistent with the requirements of Section 409A of the Code and the Treasury Regulations promulgated thereunder; and
(v) each outstanding Company Convertible Note together with all accrued and unpaid interest shall be converted into the right to receive a number of shares of Parent Common Stock determined in accordance with the applicable Company Convertible Note Conversion Ratio.
(c) Prior to the Effective Time and subject to the prior reasonable review and approval of Parent (which approval shall not be unreasonably withheld, delayed, or conditioned), the Company shall take all actions reasonably necessary to effect the transactions anticipated by Section 3.01(a) under the Company Charter, bylaws of the Company and Company Equity Incentive Plan and any Contract applicable to any Company Awards (whether written or oral, formal or informal), including delivering all required notices, obtaining all necessary approvals and consents, and delivering evidence reasonably satisfactory to Parent that all necessary determinations by the Company Board or applicable committee of the Company Board to assume and convert Company Award in accordance with Section 3.01(a) have been made, and to ensure that, from and after the Closing, holders of Company Options and Company Restricted Stock have no rights with respect thereto other than those specifically provided in this Section 3.01, if any, without interest, and that no converted Company Restricted Stock or Converted Option may vest prior to the effective date of a registration statement on Form S-8 or other applicable form of Parent.
Section 3.02 Exchange of Company Securities.
(a) Exchange Agent. Parent shall appoint an exchange agent reasonably acceptable to the Company (the “Exchange Agent”) (it being understood and agreed, for the avoidance of doubt, that Continental Stock Transfer & Trust Company (or any of its affiliates) shall be deemed to be acceptable to the Company) and enter into a paying and exchange agent agreement, in form and substance reasonably acceptable to Parent and the Company (the “Exchange Agent Agreement”) for the purpose of exchanging certificates for Capital Stock (collectively, the “Certificates”), if any, representing the Capital Stock and each share of Capital Stock held in book-entry form on the stock transfer books of the Company immediately prior to the Effective Time, in either case, for the portion of the Per Share Merger Consideration issuable in respect of such Capital Stock pursuant to Section 3.01(b) and on the terms and subject to the other conditions set forth in this Agreement. The Company shall reasonably cooperate with Parent and the Exchange Agent in connection with the appointment of the Exchange Agent, the entry into the Exchange Agent Agreement (including, if necessary or advisable, as determined in good faith by Parent, by also entering into the Exchange Agent Agreement in the form agreed to among Parent, the Company and the Exchange Agent) and the covenants and agreements in Section 3.02) (including the provision of any information, or the entry into any agreements or documentation, necessary or advisable, as determined in good faith by Parent, or otherwise required by the Exchange Agent Agreement for the Exchange Agent to fulfill its duties as the Exchange Agent in connection with the transactions contemplated hereby).
(b) Exchange Procedures.
(i) On the Closing Date, Parent shall deposit, or shall cause to be deposited, with the Exchange Agent, for the benefit of the holders of Company Common Stock, for exchange in accordance with this Article III, the number of shares of Parent Common Stock and Parent Warrants sufficient to deliver the aggregate Per Share Merger Consideration payable pursuant to this Agreement (such shares of Parent Common Stock and Parent Warrants being hereinafter referred to as the “Exchange Fund”).
(ii) Parent shall cause the Exchange Agent, pursuant to irrevocable instructions, to pay such Per Share Merger Consideration out of the Exchange Fund in accordance with the Merger Payment Schedule and the other applicable provisions contained in this Agreement. The Exchange Fund shall not be used for any other purpose.
(iii) If the Merger Payment Schedule is delivered to the Exchange Agent in accordance with Section 3.02(b)(i) on or prior to the date that is (i) at least two (2) Business Days prior to the Closing Date, then Parent and the Company shall take reasonable steps to cause the applicable Per Share Merger Consideration to be issued to the applicable holder of Capital Stock in book-entry form as soon as reasonably practicable following the Closing Date, or (ii) less than two (2) Business Days prior to the Closing Date, then Parent and the Company shall take all necessary actions to cause the applicable Per Share Merger Consideration to be issued to the applicable holder of Capital Stock in book-entry form within two (2) Business Days after such delivery; provided that the Per Share Merger Consideration shall not be issued with respect to shares of Capital Stock represented by a Certificate until the applicable holder of such Capital Stock has surrendered such Certificate to the Exchange Agent.
(iv) If any Per Share Merger Consideration is to be issued to a person other than the holder of Capital Stock in whose name the surrendered Certificate or the transferred shares of Capital Stock in book-entry form is registered, it shall be a condition to the issuance of the applicable portion of such Per Share Merger Consideration that, in addition to any other requirements set forth in the Exchange Agent Agreement, (i) either such Certificate shall be properly endorsed or shall otherwise be in proper form for transfer or such share of Capital Stock in book-entry form shall be properly transferred and (ii) the person requesting such consideration pay to the Exchange Agent any transfer or similar Taxes required as a result of such consideration being issued to a person other than the registered holder of such Certificate or share of Capital Stock in book-entry form or establish to the satisfaction of the Exchange Agent that such transfer or similar Taxes have been paid or are not payable.
(c) No Further Rights in Capital Stock or Company Options. The Per Share Merger Consideration issuable upon conversion of the Capital Stock (including Capital Stock resulting from the Company Preferred Conversion and shares of Company Restricted Stock) in accordance with the terms hereof shall be deemed to have been paid and issued in full satisfaction of all rights pertaining to such Capital Stock.
(d) Adjustments to Per Share Merger Consideration. The Per Share Merger Consideration shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of Parent Common Stock occurring on or after the date hereof and prior to the Effective Time.
(e) Termination of Exchange Fund. Any portion of the Exchange Fund that remains undistributed to the Participating Securityholders for one (1) year after the Effective Time shall be delivered to Parent, upon demand, and any Participating Securityholder who has not theretofore complied with this Section 3.02 shall thereafter look only to Parent for such holder’s Per Share Merger Consideration. Any portion of the Aggregate Merger Consideration remaining unclaimed by Participating Securityholders as of a date which is immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Authority shall, to the extent permitted by applicable Law, become the property of Parent free and clear of any claims or interest of any person previously entitled thereto.
(f) No Liability. None of the Exchange Agent, Parent or the Surviving Corporation shall be liable to any Participating Securityholder for any Parent Common Stock (or dividends or distributions with respect thereto) or cash delivered to a public official pursuant to any abandoned property, escheat or similar Law.
(g) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, each of Parent, Merger Sub, the Company, the Surviving Corporation, and the Exchange Agent shall be entitled to deduct and withhold from amounts (including shares, options or other property) otherwise payable, issuable or transferable pursuant to this Agreement such amounts as it is required to deduct and withhold with respect to such payment, issuance or transfer under the Code or any provision of state, local or non-U.S. Tax Law; provided, that if Parent, Merger Sub, the Company, the Surviving Corporation, or the Exchange Agent, or any party acting on their behalf determines that any payment hereunder is subject to deduction and/or withholding, then Parent shall provide notice to the Company as soon as reasonably practicable after such determination, but in no event later than five (5) days prior to making the applicable deduction or withholding. To the extent that amounts are so deducted or withheld and timely paid to the applicable Governmental Authority in accordance with applicable Law, such deducted or withheld amounts shall be treated for all purposes of this Agreement as having been paid, issued or transferred to the holder of the Company Securities (or intended recipients) in respect of which such deduction and withholding was made. The parties hereto shall cooperate in good faith to eliminate or reduce any such deduction or withholding.
(h) Fractional Shares. No certificates or scrip or shares representing fractional shares of Parent Common Stock or Parent Warrants shall be issued upon the exchange of Capital Stock and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Parent or a holder of shares of Parent Common Stock or Parent Warrants. In lieu of any fractional share of Parent Common Stock or Parent Warrants to which any holder of Capital Stock would otherwise be entitled, the Exchange Agent shall round up or down to the nearest whole share of Parent Common Stock or Parent Warrant, as applicable, with a fraction of 0.5 rounded up. No cash settlements shall be made with respect to fractional shares eliminated by rounding.
(i) Merger Payment Schedule. At least two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent and the Exchange Agent a schedule (the “Merger Payment Schedule”) showing the (i) percentage allocation of the Aggregate Merger Consideration to each Participating Securityholder at the Closing and upon any payments pursuant to Section 3.06 (such Participating Securityholder’s “Pro Rata Share”) and the corresponding number of shares of Parent Common Stock and Parent Warrants to be issued to such Participating Securityholders pursuant to Section 3.01.
Section 3.03 Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Company Common Stock or Company Preferred Stock thereafter on the records of the Company. From and after the Effective Time, the holders of the Capital Stock outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Capital Stock, except as otherwise provided in this Agreement or by Law.
Section 3.04 Payment of Expenses.
(a) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, the Company shall provide to Parent a written report setting forth a list of all of the following fees and expenses incurred by or on behalf of the Company in connection with the preparation, negotiation and execution of this Agreement, the other Transaction Documents, the performance and compliance with all Transaction Documents and conditions contained herein to be performed or complied with by the Company at or before Closing, and the consummation of the Transactions (together with written invoices and wire transfer instructions for the payment thereof), solely to the extent such fees and expenses are incurred and expected to remain unpaid as of the close of business on the Business Day immediately preceding the Closing Date: (i) the fees and disbursements of outside counsel to the Company incurred in connection with the Transactions and (ii) the fees and expenses of any other agents, advisors, consultants, experts, financial advisor and other service providers engaged by the Company in connection with the Transactions (collectively, the “Outstanding Company Transaction Expenses”). For the avoidance of doubt, the Outstanding Company Transaction Expenses shall not include any fees and expenses of the Company’s stockholders.
(b) No sooner than five (5) nor later than two (2) Business Days prior to the Closing Date, Parent shall provide to the Company a written report setting forth a list of all fees, expenses and disbursements incurred by or on behalf of Parent or Merger Sub or Sponsor in connection with the Transactions or otherwise in connection with Parent’s operations, including,: (i) outside counsel to Parent in connection with the Transactions, (ii) agents, advisors, consultants, experts, financial advisors and other service providers engaged by or on behalf of Parent or Merger Sub in connection with the Transactions or otherwise in connection with Parent’s operations (together with written invoices and wire transfer instructions for the payment thereof), (iii) any amounts due to the underwriters of Parent’s IPO, (iv) any loans owed by Parent for amounts borrowed from its directors, officers or stockholders (including the Sponsor) and (v) fees relating to all SEC and other regulatory filings (including those incurred in connection with the Proxy Statement, Registration Statement and the filing fee for the Notification and Report Forms filed under the HSR Act and any other applicable Antitrust Law), in the case of the foregoing clauses (ii), (iii) and (iv), to the extent set forth in Section 3.04(b) of the Company Disclosure Schedule and not in excess of the maximum amounts set forth therein (collectively, the “Outstanding Parent Transaction Expenses” and together with the Outstanding Company Transaction Expenses, the “Outstanding Transaction Expenses”). On the Closing Date, Parent shall pay or cause to be paid, by wire transfer of immediately available funds, all such Outstanding Transaction Expenses.
(c) Except as set forth in this Section 3.04 or elsewhere in this Agreement, all expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such expenses, whether or not the Merger or any other Transaction is consummated, except that the Company and Parent shall each pay one-half

(1/2) of (i) the fees relating to all SEC and other regulatory filing fees (including those incurred in connection with the Proxy Statement, the Registration Statement and the Notification and Report Forms filed under the HSR Act and any other applicable Antitrust Law) and (ii) any franchise Taxes payable to the State of Delaware in connection with the formation of the Merger Sub.
Section 3.05 Appraisal Rights.
(a) Notwithstanding any provision of this Agreement to the contrary and to the extent available under the DGCL, shares of Company Common Stock that are outstanding immediately prior to the Effective Time and that are held by stockholders of the Company who shall have neither voted in favor of the Merger nor consented thereto in writing and who shall have demanded properly in writing appraisal for such Company Common Stock in accordance with Section 262 of the DGCL and otherwise complied with all of the provisions of the DGCL relevant to the exercise and perfection of dissenters’ rights shall not be converted into, and such stockholders shall have no right to receive, the Per Share Merger Consideration unless and until such stockholder fails to perfect or withdraws or otherwise loses his, her or its right to appraisal and payment under the DGCL. Shares held by any stockholder of the Company who fails to perfect or who effectively withdraws or otherwise loses his, her or its dissenters’ rights to appraisal of such shares of Company Common Stock under Section 262 of the DGCL, shall thereupon be deemed to have been converted into, and to have become exchangeable for, as of the Effective Time, the applicable Per Share Merger Consideration, without any interest thereon.
(b) Prior to the Closing, the Company shall give Parent (i) prompt notice of any demands for appraisal received by the Company and any withdrawals of such demands, and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal under the DGCL. The Company shall not, except with the prior written consent of Parent (which consent shall not be unreasonably withheld), make any payment with respect to any demands for appraisal or offer to settle or settle any such demands.
Section 3.06 Earnout.
(a) Following the Closing, and as additional consideration for the Merger and the other Transactions, within five (5) Business Days after the occurrence of a Milestone Event, Parent shall issue or cause to be issued to each Participating Securityholder such Participating Securityholder’s Pro Rata Share of the Aggregate Earnout Shares issuable pursuant to Section 3.05 and in accordance with the following schedule (such shares, the “Earnout Shares”); provided that any such issuance of Earnout Shares will not be made to any Participating Securityholder for which a filing under the HSR Act is required in connection with the issuance of Earnout Shares until the applicable waiting period under the HSR Act has expired or been terminated:
(i) Upon the occurrence of Milestone Event I, a one-time issuance of one-fourth (1/4) of the Aggregate Earnout Shares;
(ii) Upon the occurrence of Milestone Event II, a one-time issuance of one-fourth (1/4) of the Aggregate Earnout Shares;
(iii) Upon the occurrence of Milestone Event III, a one-time issuance of one-fourth (1/4) of the Aggregate Earnout Shares; and
(iv) Upon the occurrence of Milestone Event IV, a one-time issuance of one-fourth (1/4) of the Aggregate Earnout Shares.
(b) For the avoidance of doubt, (i) the Participating Securityholders shall be entitled to receive the Earnout Shares upon the occurrence of each Milestone Event; provided that each Milestone Event shall only occur once, if at all, and in no event shall the Participating Securityholders be entitled to receive more than the Aggregate Earnout Shares; and (ii) to the extent that any Milestone Event does not occur in accordance with the terms of this Agreement, any Earnout Shares that would otherwise be issued under this Agreement as a result of the occurrence of such Milestone Event shall instead be forfeited and cancelled without the payment of any consideration in respect thereof.
(c) Following the second (2nd) anniversary of the Closing Date, the Participating Securityholders shall have no further right to receive any Earnout Shares, except to the extent that Parent was required to issue such Earnout Shares prior to the second (2nd) anniversary of the Closing Date but such Earnout Shares were not issued (including, without limitation) due to the proviso to the first sentence of Section 3.06(a).

(d) The Parent Common Stock price targets set forth in the definitions of Milestone Event I and Milestone Event II shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of Parent Common Stock occurring after the Closing.
(e) Any Earnout Shares issuable hereunder in Parent Common Stock shall be treated as comprised of two components, respectively, a principal component and an interest component, the amount of which shall be determined as provided in Treasury Regulation Section 1.483-4(b), Example 2 using the three (3)-month test rate of interest as provided in Treasury Regulation Section 1.1274-4(a)(1)(ii) employing the semi-annual compounding period.
Section 3.07 Inducement Recoupment.
(a) Following the Closing, within five (5) Business Days after the occurrence of a Milestone Event, Parent shall issue or cause to be issued an amount of Parent Common Stock in accordance with the following schedule:
(i) Upon the occurrence of Milestone Event I, (x) to Sponsor, a one-time issuance of Parent Common Stock valued at the Parent Per Share Value equal to forty-percent (40%) of the of the aggregate value of the Aggregate Inducement Amount and (y) to Participating Securityholders, a one-time issuance of such Participating Securityholder’s Pro Rata Share of an aggregate amount of Parent Common Stock valued at the Parent Per Share Value equal to ten-percent (10%) of the of the aggregate value of the Aggregate Inducement Amount;
(ii) Upon the occurrence of Milestone Event II, (x) to Sponsor, a one-time issuance of Parent Common Stock valued at the Parent Per Share Value equal to forty-percent (40%) of the of the aggregate value of the Aggregate Inducement Amount and (y) to Participating Securityholders, a one-time issuance of such Participating Securityholder’s Pro Rata Share of an aggregate amount of Parent Common Stock valued at the Parent Per Share Value equal to ten-percent (10%) of the of the aggregate value of the Aggregate Inducement Amount;
(b) Following the second (2nd) anniversary of the Closing Date, the Sponsor and the Participating Securityholders shall have no further right to receive any Parent Common Stock pursuant to this Section 3.07.
(c) The Parent Common Stock price targets set forth in the definitions of Milestone Event I and Milestone Event II shall be equitably adjusted to reflect the effect of any stock split, reverse stock split, stock dividend (including any dividend or distribution of securities convertible into shares of Parent Common Stock), reorganization, recapitalization, reclassification, combination, merger, sale or exchange of shares or other like change with respect to shares of Parent Common Stock occurring after the Closing.
ARTICLE IV
REPRESENTATIONS AND WARRANTIES OF THE COMPANY
Except as set forth in the Company’s disclosure schedule delivered by the Company to Parent and Merger Sub in connection with this Agreement (the “Company Disclosure Schedule”), (each of which qualifies (a) the correspondingly numbered representation, warranty or covenant specified therein and (b) such other representations, warranties or covenants where its relevance as an exception to (or disclosure for purposes of) such other representation, warranty or covenant is reasonably apparent on its face or cross-referenced), the Company hereby represents and warrants to Parent and Merger Sub as follows:
Section 4.01 Organization and Qualification; No Subsidiaries.
(a) The Company, is a corporation, company or other organization duly organized, validly existing and in good standing under the Laws of the State of California and has the requisite corporate power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted. The Company is duly qualified or licensed as a foreign corporation or other organization to do business, and is in good standing, in each jurisdiction where the character of the properties owned, leased or operated by it or the nature of its business makes such qualification or licensing necessary, except for such failures to be so qualified or licensed and in good standing that would not, individually or in the aggregate, be expected to have a Company Material Adverse Effect.

(b) The Company has no subsidiaries. The Company does not directly or indirectly own, and has never owned, any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any other corporation, partnership, joint venture or business association or other entity.
Section 4.02 Certificate of Incorporation and Bylaws. The Company has prior to the date of this Agreement made available to Parent in the Virtual Data Room a complete and correct copy of the Company Organizational Documents. The Company Organizational Documents are in full force and effect. The Company is not in violation of any of the provisions of its certificate of incorporation, bylaws or equivalent organizational documents.
Section 4.03 Capitalization.
(a) The authorized capital stock of the Company consists of 58,551,382 shares of Capital Stock, consisting of (i) 40,000,000 shares of Company Common Stock, and (ii) 18,551,382 shares of Company Preferred Stock. As of the date hereof, (x)(i) 6,950,916 shares of Company Common Stock are issued and outstanding, and (ii) 17,863,934 shares of Company Preferred Stock are issued and outstanding, and (y) 1,176,800 shares of Company Common Stock are subject to outstanding Company Options granted under the Company Equity Incentive Plan or otherwise.
(b) Other than the Company Awards or as set forth on Section 4.03(b) of the Company Disclosure Schedule, there are no options, warrants, preemptive rights, calls, convertible securities, conversion rights or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or obligating the Company to issue or sell any shares of, or other equity or voting interests in, or any securities convertible into or exchangeable or exercisable for shares or other equity or other voting interests in, the Company. As of the date hereof, except as set forth on Section 4.03(b) of the Company Disclosure Schedule, The Company is not a party to, or otherwise bound by, and the Company has not granted, any outstanding equity appreciation rights, participations, phantom equity, restricted stock, restricted stock units, performance shares, contingent value rights or similar securities or rights that are derivative of, or provide economic benefits based, directly or indirectly, on the value or price of, any shares, or other securities or ownership interests in, the Company. There are no voting trusts, voting agreements, proxies, stockholder agreements or other agreements to which the Company is a party, or to the Company’s knowledge, among any holder of Capital Stock or any other equity interests or other securities of the Company to which the Company is not a party, with respect to the voting or transfer of the Capital Stock or any of the equity interests or other securities of the Company. The Company does not own any equity interests in any person.
(c) Section 4.03(c) of the Company Disclosure Schedule sets forth the following information with respect to each outstanding Company Award, as applicable: (i) the name of the Company Award recipient; (ii) whether the Company Award was granted pursuant to the Company Equity Incentive Plan and if not, the exemption from registration under applicable securities laws upon which the Company is relying; (iii) the number of shares of the Company with respect to such Company Award that are not yet vested; (iv) the exercise or purchase price of such Company Award; (v) the date on which such Company Award was granted; and (vi) the date on which such Company Award will expire. The Company has made available to Parent in the Virtual Data Room an accurate and complete copy of the Company Equity Incentive Plan and all forms of award agreements evidencing all outstanding Company Awards. No Company Option was granted with an exercise price per share less than the fair market value of the underlying Company Common Stock as of the date such Company Option was granted, determined in a manner not inconsistent with Section 409A of the Code. All shares of the Company subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and nonassessable.
(d) There are no outstanding contractual obligations of the Company to repurchase, redeem or otherwise acquire any shares of the Company or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any person.
(e) (i) There are no commitments or agreements of any character to which the Company is bound obligating the Company to accelerate the vesting of any Company Award as a result of the Transactions, except as otherwise provided by the Company Equity Incentive Plan or the applicable award agreement thereunder, and (ii) all outstanding Capital Stock, all outstanding Company Awards have been issued and granted in compliance with (A) all applicable securities Laws and other applicable Laws and (B) all preemptive rights and other requirements set forth in applicable Contracts to which the Company is a party and the organizational documents of the Company.

(f) Except for the Capital Stock held by the stockholders of the Company, no shares or other equity or voting interest of the Company, or options, warrants or other rights to acquire any such shares or other equity or voting interest, of the Company is authorized or issued and outstanding.
Section 4.04 Authority Relative to This Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which it is a party, to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, to consummate the Transactions. The execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions have been, and each Ancillary Agreement to which the Company is a party will be, duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement and each Ancillary Agreement to which it is a party or to consummate the Transactions (other than, with respect to the Merger, the Company Stockholder Approval, which the Written Consent shall satisfy, and the filing and recordation of appropriate merger documents as required by the CCC). This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, except as limited by applicable bankruptcy, insolvency, reorganization, moratorium and other Laws of general application affecting enforcement of creditors’ rights generally, by general equitable principles (the “Remedies Exceptions”). The Company Board has unanimously approved this Agreement and the Transactions. To the knowledge of the Company, no other state takeover Law or similar restriction is applicable to the Merger or the other Transactions.
Section 4.05 No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by the Company does not, and subject to receipt of the filing and recordation of appropriate merger documents as required by the DGCL or the CCC and of the consents, approvals, authorizations or permits, filings and notifications, expiration or termination of waiting periods after filings and other actions set forth on Section 4.05(a) of the Company Disclosure Schedule, including the Written Consent, being made, obtained or given, the performance of this Agreement by the Company will not (i) conflict with or violate the Company Organizational Documents certificate of incorporation or bylaws or any equivalent organizational documents of the Company, (ii) conflict with or violate any United States or non-United States statute, law, ordinance, regulation, rule, code, executive order, injunction, judgment, decree or other order (“Law”) applicable to the Company or by which any property or asset of the Company are bound or affected, or (iii) result in any breach of or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any right of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien (other than any Permitted Lien) on any material property or asset of the Company pursuant to, any Material Contract, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Company Material Adverse Effect.
(b) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any United States federal, state, county or local or non-United States government, governmental, regulatory or administrative authority, agency, instrumentality or commission or any court, tribunal, or judicial or arbitral body (a “Governmental Authority”), except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, state securities or “blue sky” laws (“Blue Sky Laws”) and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing with and recordation of appropriate merger documents as required by the DGCL or the CCC, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not have or would not reasonably be expected to have a Company Material Adverse Effect.
Section 4.06 Permits; Compliance.
(a) The Company is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders necessary under Law applicable and necessary for the Company to own, lease and operate its properties or to carry on its business as it is now being conducted (the “Company Permits”), except where the failure to have such Company Permits would not reasonably be expected to have a Company Material Adverse Effect. No suspension or cancellation of any of the Company Permits is pending or, to the knowledge of the Company, threatened in writing. The Company is not in conflict with, or in default, breach or violation of, (a) any Law applicable to the Company or by which any property or asset of the Company is bound or affected, or (b) any Material Contract or Company Permit, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.06 shall not apply to Tax matters.
(b) The business of the Company, and each Company Product that is or has been developed or tested by or on behalf of the Company, is in compliance with all applicable Laws, including (ii) all Laws governing patient informed consent; (ii) federal or state criminal or civil fraud and abuse Laws (including the federal Anti-Kickback Statute (42 U.S.C. §1320a-7(b)), Stark Law (42 U.S.C. §1395nn), False Claims Act (42 U.S.C. §1320a-7b(a)), and Data Privacy/Security Laws), and (iii) all comparable state Laws, including state licensing, disclosure and reporting Laws, and all regulations promulgated thereunder, in each case, except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. The Company has not, since the Formation Date, received any written notice of any pending or threatened Action against it alleging any failure to comply with any Law except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. All preclinical studies conducted or sponsored by the Company and intended to be referenced in, or submitted to a Governmental Authority to support, a Product regulatory approval or clearance are being conducted in compliance with all protocols, and applicable Laws except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. The Company has not received any notices or correspondence from the FDA or any other Governmental Authority or any Institutional Review Board or comparable authority threatening to commence or requiring the termination, suspension or material modification of any studies, tests or preclinical development conducted by or on behalf of the Company, except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. This Section 4.06(b) shall not apply to Tax matters.
(c) To the Company’s knowledge, no Governmental Authority has identified any facts, studies, tests, development, trials, or data resulting therefrom, which indicate that any Company Product or product candidate cannot be developed, investigated, tested, labeled, manufactured, stored distributed or marketed substantially in the manner presently performed by or on behalf of the Company except as would not have or would not reasonably be expected to have a Company Material Adverse Effect.
(d) Neither the Company nor, to the Company’s knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which debarment is mandated by 21 U.S.C. § 335a(a) or any similar Law or authorized by 21 U.S.C. § 335a(b) or any similar Law. Neither the Company nor, to the Company’s knowledge, any officer, employee or agent of the Company has been convicted of any crime or engaged in any conduct for which such person could be excluded from participating in the federal health care programs under Section 1128 of the Social Security Act of 1935, as amended, or any similar Law. The Company is not a party to any corporate integrity agreements, monitoring agreements, consent decrees, settlement orders, or similar agreements with or imposed by any Governmental Authority except as would not have or would not reasonably be expected to have a Company Material Adverse Effect. Neither the Company nor to the knowledge of the Company, any of its officers or employees, is the subject of any investigation by FDA pursuant to its “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities” policy as stated at 56 Fed. Reg. 46191 (Sept. 10, 1991) (the “FDA Application Integrity Policy”) or by any other similar Governmental Authority pursuant to any similar policy. Neither the Company nor, to the Company’s knowledge, any of its officers or employees has as (i) failed to disclose a material fact required to be disclosed to the FDA or any other Governmental Authority; (ii) made an untrue statement of a material fact or fraudulent statement to the FDA or any other Governmental Authority; or (iii) committed any act, made any statement or failed to make any statement that would reasonably be expected to provide a basis for FDA to invoke the FDA Application Integrity Policy or for any similar Governmental Authority to invoke a similar policy.
Section 4.07 Financial Statements.
(a) The Company has made available to Parent in the Virtual Data Room copies of the draft audited consolidated balance sheet of the Company as of December 31, 2021 and as of December 31, 2020, and the related consolidated statements of operations and cash flows of the Company for each of the years then ended (collectively, the “Annual Financial Statements”), which are attached as Section 4.07(a)(i) of the Company Disclosure Schedule and are true and complete except as set forth on Section 4.07(a)(i) of the Company Disclosure Schedule. Each of the Annual Financial Statements (including the notes thereto) (i) was prepared in accordance with United States generally accepted accounting principles (“GAAP”) applied on a consistent basis throughout the periods indicated (except as may be indicated in the notes thereto) and (ii) fairly presents, in all material respects, the financial position, results of operations and cash flows of the Company as of and at the date thereof and for the period indicated therein, except as otherwise noted therein.
(b) Except as and to the extent set forth on the Annual Financial Statements, the Company has no liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for: (i) liabilities that were incurred in the ordinary course of business or in connection with the consummation of the Transactions since December 31, 2021, (ii) obligations for future performance under any Contract to which the Company is a party or (iii) such other liabilities and obligations which are not, individually or in the aggregate, expected to result in a Company Material Adverse Effect.
(c) Since January 1, 2019, (i) neither the Company nor, to the Company’s knowledge, any director, officer, employee, auditor, accountant or Representative of the Company, has received or otherwise had or obtained knowledge of any complaint, allegation, assertion or claim, whether written or, to the knowledge of the Company, oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company or their respective internal accounting controls, including any such complaint, allegation, assertion or claim that the Company has engaged in questionable accounting or auditing practices and (ii) there have been no internal investigations regarding accounting or revenue recognition discussed with, reviewed by or initiated at the direction of the chief executive officer, chief financial officer or general counsel of the Company, the Company Board or any committee thereof.
(d) To the knowledge of the Company, no employee of the Company has provided or is providing information to any law enforcement agency regarding the commission or possible commission of any crime or the violation or possible violation of any applicable Law. None of the Company or, to the knowledge of the Company, any officer, employee, contractor, subcontractor or agent of the Company has discharged, demoted, suspended, threatened, harassed or in any other manner discriminated against an employee of the Company in the terms and conditions of employment because of any act of such employee described in 18 U.S.C. sec. 1514A(a).
(e) The Company has established and maintains a system of internal accounting controls designed to provide reasonable assurance that (i) all transactions are executed in accordance with management’s specific authorization; (ii) the preparation of the Company’s financial statements for external purposes are in conformity with GAAP; (iii) access to assets is only permitted in accordance with management’s specific authorization and (iv) the Company’s records accurately reflect the transaction and disposition of assets, in all material respects.
(f) Neither the Company (including any employee thereof) nor the Company’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by the Company, (ii) any fraud, whether or not material, that involves the Company’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by the Company or (iii) any claim or allegation regarding any of the foregoing.
Section 4.08 Absence of Certain Changes or Events. From December 31, 2021 until the date of this Agreement, except as otherwise reflected in the Annual Financial Statements, or as expressly contemplated by this Agreement, (a) the Company has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place”, “non-essential employee” or similar direction of any Governmental Authority, (b) the Company has not sold, assigned, transferred, terminated, permitted to lapse, abandoned, or otherwise disposed of any right, title or interest in or to any of its material assets (including Company Owned IP and its rights to any Company Licensed IP) other than revocable non-exclusive licenses or sublicenses of Company Owned IP granted in the ordinary course of business in which grants of rights to use such Company Owned IP are incidental to performance under the agreement, and (c) there has not been a Company Material Adverse Effect.
Section 4.09 Absence of Litigation. There is no material Action pending or, to the knowledge of the Company, threatened against the Company, or any property or asset of the Company. Neither the Company nor any property or asset of the Company is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of the Company, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. This Section 4.09 shall not apply to Tax matters.
Section 4.10 Employee Benefit Plans.
(a) Section 4.10(a) of the Company Disclosure Schedule lists, as of the date of this Agreement, all material Employee Benefit Plans that are maintained, contributed to, required to be contributed to, or sponsored by the Company for the benefit of any current or former employee, director, or individual consultant or under which the Company has or could incur any liability (contingent or otherwise) (collectively, whether or not material, the “Plans”).
(b) With respect to each Plan, the Company has made available to Parent, if applicable, (i) a true and complete copy of the current plan document and all amendments thereto (or a written summary if not reduced to writing) and each trust or other funding arrangement, (ii) copies of the most recent summary plan description and any summaries of material modifications, (iii) a copy of the 2020 filed IRS Form 5500 annual report and accompanying schedules (or, if not yet filed, the most recent draft thereof) (iv) copies of the most recently received IRS determination, opinion or advisory letter, and (v) any non-routine correspondence to or from any Governmental Authority with respect to any Plan during the three (3) most recent plan years. The Company does not have any express commitment to modify, change or terminate any Plan, other than with respect to a modification, change or termination required by ERISA or the Code, or other applicable Law.
(c) None of the Plans is or was since January 1, 2019, nor does the Company or any ERISA Affiliate have or reasonably expect to have any liability or obligation (contingent or otherwise) under, (i) a multiemployer plan (within the meaning of Section 3(37) or 4001(a)(3) of ERISA), (ii) a defined benefit pension plan or a plan subject to Section 302 of Title 1 of ERISA, Section 412 of the Code or Title IV of ERISA, (iii) a multiple employer plan subject to Section 413(c) of the Code, or (iv) a multiple employer welfare arrangement under Section 3(40) of ERISA. For purposes of this Agreement, “ERISA Affiliate” means any entity that together with the Company would be deemed a “single employer” for purposes of Section 4001(b)(1) of ERISA or Sections 414 of the Code. With respect to each other Plan, all contributions, payments, premiums, expenses, reimbursements or accruals for all periods ending prior to or as of the Effective Time (including periods from the first day of the then current plan year to the Effective Time) have been timely made to each Plan or accrued in accordance with GAAP and past custom and practice of the Company on its financial statements.
(d) The Company is not and will not be obligated, whether under any Plan or otherwise, to pay separation, severance, termination or similar benefits to any person as a result of any Transaction (whether alone or in connection with another event), nor will any such Transaction (whether alone or in connection with another event) (i) accelerate the time of payment or vesting, (ii) increase the amount or cause the funding of, of any benefit or other compensation due to any individual or (iii) result in the triggering or imposition of any restrictions or limitations on the rights of the Company or any other person to amend or terminate any Employee Benefit Plan, or (iv) entitle the recipient of any payment or benefit to receive a “gross up” payment for any income or other taxes that might be owed with respect to such payment or benefit.
(e) The Transactions shall not be the direct or indirect cause of any amount paid or payable by the Company being classified as an “excess parachute payment” under Section 280G of the Code.
(f) None of the Plans provides, nor does the Company have or reasonably expect to have any obligation to provide, medical or other welfare benefits to any current or former employee, officer, director or consultant of the after termination of employment or service except as may be required under Section 4980B of the Code and Part 6 of Title I of ERISA and the regulations thereunder (at the sole cost of such current or former employee, officer, director or consultant).
(g) Each Plan is, and has been at all time for the six (6) years prior to the date of this Agreement, in compliance, in all material respects, in accordance with its terms and the requirements of all applicable Laws including, without limitation, ERISA and the Code. The Company has performed, in all material respects, all obligations required to be performed by them under, are not in any material respect in default under or in violation of, and have no knowledge of any default or violation in any material respect by any party to, any Plan.

No Action is pending or, to the knowledge of the Company, threatened with respect to any Plan (other than claims for benefits in the ordinary course) and, to the knowledge of the Company, no fact or event exists that could reasonably be expected to give rise to any such Action.
(h) Each Plan that is intended to be qualified under Section 401(a) of the Code has received a determination letter (or may rely on an opinion letter) from the Internal Revenue Service that such Plan is so qualified, and, to the Company’s knowledge, nothing has occurred since the date of such determination that would cause such determination letter to become unreliable.
(i) To the Company’s knowledge, no Person: (i) has entered into any non-exempt “prohibited transaction,” as defined in ERISA and the Code, with respect to any Plan; (ii) has breached a fiduciary obligation with respect to any Plan; or (iii) otherwise has any liabilities for any failure to act or comply in connection with the administration or investment of the assets of any Plan.
(j) Each Plan that constitutes a nonqualified deferred compensation plan subject to Section 409A of the Code is in documentary compliance with, and has been administered and operated in compliance with, the provisions of Section 409A of the Code and the Treasury Regulations promulgated thereunder, and no additional Tax under Section 409A(a)(1)(B) of the Code has been or could reasonably be expected to be incurred by a participant in any such Plan.
Section 4.11 Labor and Employment Matters.
(a) The Company has made available to Parent in the Virtual Data Room a true, correct and complete list of all employees of the Company as of the date hereof, including any employee who is on a leave of absence of any nature, authorized or unauthorized, and sets forth for each such individual the following, on a no name basis: (i) title or position (including whether full or part time); (ii) hire date and service commencement date (if different); (iii) current annualized base salary or (if paid on an hourly basis) hourly rate of pay; and (iv) commission, bonus or other incentive based compensation. As of the date hereof, all compensation, including wages, commissions and bonuses, due and payable to all employees of the Company for services performed on or prior to the date hereof have been paid in full (or accrued in full in the Company’s financial statements).
(b) (i)There are no material Actions pending or, to the knowledge of the Company, threatened against the Company by any of its current or former employees; (ii) The Company is not, nor has the Company been since January 1, 2019, a party to, bound by, or negotiating any collective bargaining agreement or other contract with a union, works council or labor organization applicable to persons employed by the Company, nor, to the knowledge of the Company, are there any activities or proceedings of any labor union to organize any such employees; (iii) there are no unfair labor practice complaints pending against the Company before the National Labor Relations Board; and (iv) there has never been, nor, to the knowledge of the Company, has there been any threat of, any strike, slowdown, work stoppage, lockout, concerted refusal to work overtime or other similar labor disruption or dispute affecting, or, to the knowledge of the Company, threat thereof, by or with respect to any employees of the Company.
(c) The Company is and has been since January 1, 2019 in material compliance in all respects with all applicable Laws relating to the employment, employment practices, employment discrimination, terms and conditions of employment, mass layoffs and plant closings (including the Worker Adjustment and Retraining Notification Act of 1988, as amended, or any similar state or local Laws), immigration, meal and rest breaks, pay equity, workers’ compensation, family and medical leave, and occupational safety and health requirements, payment of wages, hours of work, and collective bargaining as required by the appropriate Governmental Authority and are not liable for any material arrears of wages, penalties or other sums for failure to comply with any of the foregoing.
Section 4.12 Real Property; Title to Assets.
(a) The Company does not own, and has never owned, any real property.
(b) Section 4.12(b) of the Company Disclosure Schedule lists the street address of each parcel of Leased Real Property, and sets forth a list of each lease, sublease, license or occupancy agreement pursuant to which the Company leases, subleases, licenses or occupies any real property (each, a “Lease”), with the name of the lessor or any other party thereto, and the date of the Lease in connection therewith and each material amendment to any of the foregoing (collectively, the “Lease Documents”). True and complete copies of all Lease Documents have been made available to Parent in the Virtual Data Room. Except as otherwise set forth in Section 4.12(b) of the Company Disclosure Schedule, (i) there are no leases, subleases, sublicenses, concessions or other contracts granting to any person other than the Company the right to use or occupy any Leased Real Property, and (ii) all such Leases are in full force and effect, are valid and enforceable in accordance with their respective terms, subject to the Remedies Exceptions, and there is not, under any of such Leases, any existing default or event of default (or event which, with notice or lapse of time, or both, would constitute a default) by the Company or, to the Company’s knowledge, by the other party to such Leases, except as would not, individually or in the aggregate, be material to the Company. The Company has not subleased, sublicensed or otherwise granted to any person any right to use, occupy or possess any portion of the Leased Real Property.
(c) Other than any actions taken due to a “shelter in place”, “non-essential employee” or similar direction of any Governmental Authority, there are no contractual or legal restrictions that preclude or restrict the ability of the Company to use any Leased Real Property by such party for the purposes for which it is currently being used, except as would not, individually or in the aggregate, be material to the Company. There are no latent defects or adverse physical conditions affecting the Leased Real Property, and improvements thereon, other than those that would not, individually or in the aggregate, have a Company Material Adverse Effect.
(d) The Company has legal and valid title to, or, in the case of Leased Real Property and assets, valid leasehold or subleasehold interests in, all of its properties and assets, tangible and intangible, real, personal and mixed, used or held for use in its business, free and clear of all Liens other than Permitted Liens, except as would not, individually or in the aggregate, be material to the Company.
Section 4.13 Intellectual Property.
(a) Section 4.13(a) of the Company Disclosure Schedule contains a true, correct and complete list of all (i) Registered Intellectual Property constituting Company Owned IP, and (ii) all material Contracts to use any Company Licensed IP (other than (w) Contracts for Open Source Software, (x) Contracts for Off-the-Shelf Software, (y) Contracts for commercially available service agreements to Business Systems (other than Software), and (z) any Intellectual Property licenses ancillary to the Contract in which such license is granted).
(b) Except as set forth in Section 4.13(b) of the Company Disclosure Schedule, the Company owns, has valid and enforceable licenses for, or otherwise have adequate rights to use, all Intellectual Property that is material to its business as currently conducted. No material Company Owned IP, or, to Company’s knowledge, any material Company Licensed IP, has been adjudged by a court of competent jurisdiction invalid or unenforceable in whole or in part.
(c) Other than as set forth in Section 4.13(c) of the Company Disclosure Schedule, the Company exclusively owns (beneficially and, with respect to Registered Intellectual Property, as record owner), free and clear of all Liens (other than Permitted Liens), all right, title and interest in and to the Company Owned IP. All material Company Owned IP and Company Licensed IP is subsisting and, to the knowledge of the Company, valid and enforceable. No loss or expiration of any material Company Owned IP or Company Licensed IP is currently pending or has been threatened in writing against the Company in the past twelve (12) months.
(d) The Company has taken and take reasonable actions to maintain the confidentiality of its Trade Secrets and other material Confidential Information, including requiring all persons having access thereto to execute written non-disclosure agreements except as would not reasonably be expected to result in a Company Material Adverse Effect. To the Company’s knowledge, no Trade Secrets of the Company have been disclosed in a manner that has resulted in or is likely to result in the loss of trade secret rights in and to such information.
(e) Other than as set forth in Section 4.13(e) of the Company Disclosure Schedules and except as would not reasonably be expected to result in a Company Material Adverse Effect, (i) in the past twelve (12) months there have been no claims filed or claims threatened in writing, against the Company, by any person (A) contesting the validity, use, ownership, enforceability, scope, patentability or registrability of any of the Company Owned IP or the Company’s rights to use any material Company Licensed IP, or (B) alleging any infringement or misappropriation of, or other violation of, any valid Intellectual Property rights of other persons (including any unsolicited written demands or written offers to license any Intellectual Property rights from any other person); (ii) the operation of the business of the Company (including the use of unmodified Products as intended by the Company) as currently conducted does not infringe, misappropriate or violate, any Intellectual Property rights of other persons; and (iii) to the Company’s knowledge, no other person has in the past twelve (12) months infringed, misappropriated or violated any of the Company Owned IP, and no action, suit, proceeding or claim alleging such infringement, misappropriation or violation of Company Owned IP has been filed or threatened in writing by the Company against any other person.
(f) Other than as set forth in Section 4.13(f) of the Company Disclosure Schedule and except as would not reasonably be expected to result in a Company Material Adverse Effect, no funding, facilities or personnel of any Governmental Authority were used, directly or indirectly, to develop or create, in whole or in part, any Company Owned IP.
(g) Other than as set forth in Section 4.13(g) of the Company Disclosure Schedule and except as would not reasonably be expected to result in a Company Material Adverse Effect, all persons who have contributed, developed or conceived any material Company Owned IP have executed valid and enforceable written agreements with the Company pursuant to which such persons assigned to the Company all of their entire right, title, and interest in and to any Intellectual Property created, conceived or otherwise developed by such person in the course of his, her or its relationship with the Company except where such Intellectual Property was owned by the Company by operation of law.
(h) The Business Systems are sufficient in all material respects for the current needs of the business of the Company as currently conducted by the Company. The Company maintains commercially reasonable disaster recovery, business continuity and risk assessment plans, procedures and facilities. To the Company’s knowledge in the past twelve (12) months, there has not been any failure with respect to any of the Business Systems that are material to the conduct of the Company’s business that has not been remedied or replaced in all material respects.
(i) Except as would not reasonably be expected to result in liability material to the Company, the Company currently and since January 1, 2019 has complied with (i) all Data Privacy/Security Laws applicable to the Company, (ii) any applicable written privacy or other policies of the Company, respectively, published on a Company website or otherwise made publicly available by the Company concerning the Processing of Personal Information in the Company’s possession, custody or control, (iii) industry standards to which the Company is contractually bound to adhere with respect to Personal Information in the Company’s possession, custody or control, and (iv) all Contracts that the Company has entered into or is otherwise bound with respect to privacy or data security (collectively, the “Data Security Requirements”). The Company has implemented commercially reasonable data security safeguards to protect the security and integrity of the Business Systems constituting Company Owned IP and any Personal Information in the Company’s possession, custody or control. The Company’s employees and contractors receive commercially reasonable training on information security issues. To the Company’s knowledge there is no Disabling Device in any of the Business Systems constituting Company Owned IP or Product components. Since January 1, 2019 and except as would not reasonably be expected to result in liability material to the Company, the Company has not (i) to the Company’s knowledge, experienced any data security breaches, unauthorized access or use of any of the Business Systems constituting Company Owned IP, or unauthorized acquisition, destruction, damage, disclosure, loss, corruption, alteration, or use of any Personal Information in the Company’s possession, custody or control; or (ii) to the Company’s knowledge, been subject to or received written notice of any audits, proceedings or investigations by any Governmental Authority or any customer, or received any material claims or complaints regarding the collection, dissemination, storage or use of Personal Information in the Company’s possession, custody or control, or the violation of any applicable Data Security Requirements or Privacy/Data Security Laws.
(j) The Company is not subject to any material legal obligations, including based on the Transactions contemplated hereunder, that would prohibit Merger Sub, or Parent from receiving, using or otherwise Processing Personal Information after the Closing Date, in a similar manner in which the Company receive, use and otherwise Process such Personal Information immediately prior to the Closing Date or result in material liabilities in connection with Data Security Requirements and Privacy/Data Security Laws.
(k) To the extent that any open source software is used in any of the Company’s Products, the Company is in compliance with all applicable open source software license agreements.

Section 4.14 Taxes.
(a) The Company: (i) has duly and timely filed all material Tax Returns that are required to be filed by the Company as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) has paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that are required to be paid by the Company as of the date hereof; (iii) with respect to all material Tax Returns filed by it, has not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); and (iv) does not have any material deficiency, assessment, claim, audit, examination, investigation, litigation or other proceeding in respect of Taxes (each, a “Tax Claim”) pending or asserted, proposed or threatened in writing for a Tax period for which the statute of limitations for a Tax assessment remains open, other than any Tax Claims that have since been resolved.
(b) The Company is not a party to, bound by and does not have an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract, in each case other than an agreement or contract the primary purpose of which does not relate to Taxes (each, an “Ordinary Commercial Agreement”).
(c) The Company will not be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of any change in method of accounting made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; or (iii) installment sale or open transaction disposition made prior to the Closing.
(d) The Company has withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and, to the Company’s knowledge, has complied in all material respects with all applicable Laws relating to the reporting and withholding of Taxes.
(e) The Company has not been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return.
(f) The Company does not have any material liability for the Taxes of any person under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract.
(g) The Company does not have any request for a material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or private letter ruling from any Governmental Authority.
(h) The Company has made available to Parent complete and accurate copies of the U.S. federal income Tax Returns filed by the Company for the Tax year ended December 31, 2020, and each of the four prior Tax years prior to such Tax year.
(i) The Company has not, in any year for which the applicable statute of limitations remains open, distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
(j) The Company has not engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(k) Neither the IRS nor any other Governmental Authority has asserted in writing against the Company any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith that has not been resolved.
(l) There are no Liens for Taxes (other than Permitted Liens) upon any assets of the Company.

(m) The Company has not received any written notice from a non-U.S. Governmental Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) The Company has not received any written claim from a Governmental Authority in a jurisdiction in which the Company does not file Tax Returns stating that the Company is or may be subject to Tax in such jurisdiction.
(o) For U.S. federal income Tax purposes, the Company is, and has been since its formation, classified as a corporation.
(p) The Company, after consultation with its Tax advisors, is not aware of any fact or circumstance, or has taken (or failed to take), agreed to take, or intends to take, any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
Section 4.15 Environmental Matters. (a) The Company is not in material violation of any, and since January 1, 2017 has not materially violated any, applicable Environmental Laws; (b) to the knowledge of the Company, none of the properties currently or formerly owned, leased or operated by the Company (including, without limitation, soils and surface and ground waters) are contaminated with, and the Company has not Released, any Hazardous Substance which requires reporting, investigation, remediation, monitoring or other response action by the Company pursuant to applicable Environmental Laws; (c) the Company is not, in any material respect, actually or allegedly, or the Company’s knowledge potentially, liable pursuant to applicable Environmental Laws for any off-site contamination by Hazardous Substances; (d) the Company has all material permits, licenses and other authorizations required of the Company under applicable Environmental Law (“Environmental Permits”), and the Company is, and has since January 1, 2017 been, in compliance in all material respects with such Environmental Permits; and (e) the Company is not the subject of any pending or, or to the Company’s knowledge, threatened Action, nor has the Company received any written notice, alleging any material violation of or, or material liability under, Environmental Laws.
Section 4.16 Material Contracts.
(a) Section 4.16(a) of the Company Disclosure Schedule sets forth a true, correct and complete list of (or, in the case of oral Contracts, written summaries of such oral Contracts), as of the date of this Agreement, the following Contracts to which the Company is a party, excluding for this purpose, any purchase orders submitted by customers (such Contracts as are required to be set forth in Section 4.16(a) of the Company Disclosure Schedule, along with any Plan listed on Section 4.10(a) of the Company Disclosure Schedule, being the “Material Contracts”):
(i) all Contracts with consideration payable to the Company of more than $250,000, in the aggregate, over any 12-month period since January 1, 2019;
(ii) each Contract requiring payment by or to the Company after the date of this Agreement in excess of $250,000 pursuant to its express terms relating to (A) any agreement involving provision of services or products with respect to any pre-clinical development activities of the Company or (B) any alliance, joint venture, cooperation, development or other agreement currently in force under which the Company has continuing obligations to develop any product, technology or service, or any agreement pursuant to which the Company has continuing obligations to develop any Intellectual Property rights that will not be owned, in whole or in part, by the Company;
(iii) all Contracts with any Governmental Authority to which the Company is a party, other than any Company Permits;
(iv) all Contracts evidencing indebtedness for borrowed money in an amount greater than $250,000, and any pledge agreements, security agreements or other collateral agreements in which the Company granted to any person a or Lien on any of the property or assets of the Company, and all agreements or instruments guaranteeing the debts or other obligations of any person;
(v) all Contracts pursuant to which the Company has continuing obligations or interests involving (A) “milestone” or other similar contingent payments, including upon the achievement of regulatory or commercial milestones which would result in a payment in excess of $250,000 or (B) payment of royalties or other amounts calculated based upon any revenues or income of the Company, in each case that cannot be terminated by the Company without penalty, or without more than sixty (60) days’ notice without material payment or penalty;

(vi) all Contracts establishing any partnership, joint venture, strategic alliance or other collaboration or similar arrangement between the Company, on the one hand, and any third party, on the other hand (including with respect to the Products);
(vii) any Contract relating to the acquisition or disposition of any business or asset (whether by merger, sale of stock, sale of assets or otherwise) under which the Company or any of its affiliates has or will have obligations with respect to an “earn out,” contingent purchase price or similar contingent payment obligation;
(viii) all Contracts that limit, or purport to limit, the ability of the Company to compete in any line of business or with any person or entity or in any geographic or therapeutic area or during any period of time excluding customary confidentiality clauses;
(ix) all Contracts that result in any person or entity holding a power of attorney from the Company that materially relates to the Company or materially impacts their respective business;
(x) all Leases, and all leases or master leases of personal property, reasonably likely to result in annual payments of $250,000 or more in a 12-month period;
(xi) all Contracts involving use of or granting licenses to the Company with respect to any Company Licensed IP that are material to the business of the Company (other than (w) Contracts for Open Source Software, (x) Contracts for Off-the-Shelf Software, (y) Contracts for commercially available service agreements to Business Systems (other than Software), and (z) any Intellectual Property licenses ancillary to the Contract in which such license is granted);
(xii) all Contracts which involve the license or grant of rights to Company Owned IP by the Company, other than (A) collaboration agreements entered into on the form of such agreement made available in the Virtual Data Room or (B) and license agreements granted in the ordinary course of business to customers in connection with Products or end users of Company Products or object-code versions of Company software or to suppliers or service providers in the ordinary course of business solely for the purpose of enabling such suppliers or service providers to provide services for the benefit of the Company;
(xiii) all Contracts under which the Company has agreed to purchase goods or services from a vendor, Supplier or other person on a preferred supplier or “most favored supplier” basis or which otherwise establishes any exclusive sale or distribution obligation with respect to any Product or geographic area;
(xiv) all Contracts for the development of Company Owned IP for the benefit of the Company that are material to the Company, other than employment, consulting and collaboration agreements entered into on the form of such agreement made available in the Virtual Data Room, without material modification;
(xv) all Contracts under which any broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions, or which has a fee tail still in effect, based upon arrangements made by or on behalf of the Company; and
(xvi) all Contracts that will be required to be filed with the Registration Statement under applicable SEC requirements or would otherwise be required to be filed by the Company as an exhibit for a Form S-1 pursuant to Items 601(b)(1), (2), (4), (9) or (10) of Regulation S-K under the Securities Act as if the Company was the registrant.
(b) Except as has not been, and would not reasonably be expected to be, individually or in the aggregate, material to the Company (i) each Material Contract is a legal, valid and binding obligation of the Company and, to the knowledge of the Company, the other parties thereto, and the Company is not in material breach or violation of, or material default under, any Material Contract nor has any Material Contract been canceled by the other party; (ii) to the Company’s knowledge, no other party is in material breach or violation of, or material default under, any Material Contract; and (iii) the Company has not received any written, or to the knowledge of the Company, oral claim of any material default under any such Material Contract. The Company has furnished or made available to Parent in the Virtual Data Room true and complete copies, in all respects, of all Material Contracts, including amendments thereto that are material in nature.

Section 4.17 Insurance.
(a) The Company has made available to Parent in the Virtual Data Room each material insurance policy under which the Company is an insured, a named insured or otherwise the principal beneficiary of coverage as of the date of this Agreement (i) the names of the insurer, the principal insured and each named insured, (ii) the policy number, (iii) the period, scope and amount of coverage and (iv) the premium most recently charged.
(b) With respect to each such insurance policy, except as would not be expected to result in a Company Material Adverse Effect: (i) the policy is legal, valid, binding and enforceable in accordance with its terms (subject to the Remedies Exceptions) and, except for policies that have expired under their terms in the ordinary course, is in full force and effect; (ii) the Company is not in material breach or default (including any such breach or default with respect to the payment of premiums or the giving of notice), and no event has occurred which, with notice or the lapse of time, would constitute such a material breach or default, or permit termination or modification, under the policy; and (iii) to the knowledge of the Company, no insurer on the policy has been declared insolvent or placed in receivership, conservatorship or liquidation.
Section 4.18 Board Approval; Vote Required. The Company Board, by resolutions duly adopted by unanimous vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way, or by unanimous written consent, has duly (a) determined that this Agreement and the Merger is fair to and in the best interests of the Company and its stockholders, (b) approved this Agreement and the Merger and declared their advisability and (c) recommended that the stockholders of the Company approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions (including the Merger) be submitted for consideration by the Company’s stockholders. The Requisite Approval (the “Company Stockholder Approval”) is the only vote of the holders of any class or series of capital stock or other securities of the Company necessary to adopt this Agreement and approve the Transactions. The Written Consent, if executed and delivered, would qualify as the Company Stockholder Approval and no additional approval or vote from any holders of any class or series of capital stock of the Company would then be necessary to adopt this Agreement and approve the Transactions.
Section 4.19 Certain Business Practices.
(a) Since January 1, 2019, neither the Company nor any of its directors, officers, or employees or, to the Company’s knowledge, agents, while acting on behalf of the Company, has: (i) used any funds for unlawful contributions, gifts, entertainment or other unlawful expenses related to political activity; (ii) made any unlawful payment to foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns or violated any provision of any applicable Anti-Corruption Law; or (iii) to the extent not covered by subclause (i) and (ii), made any payment in the nature of criminal bribery.
(b) Since January 1, 2019, neither the Company nor any of its directors, officers, or employees or, to the Company’s knowledge, agents (i) is or has been a Sanctioned Person; (ii) has transacted business with or for the benefit of any Sanctioned Person or has otherwise violated applicable Sanctions, while acting on behalf of the Company; or (iii) has violated any Ex-Im Laws while acting on behalf of the Company.
(c) There are no, and since January 1, 2019, there have not been any, material internal investigations, external investigations to which the Company has knowledge of, audits, actions or proceedings pending, or any voluntary or involuntary disclosures made to a Governmental Authority, with respect to any apparent or suspected violation by the Company or any of its officers, directors, employees, or agents with respect to any Anti-Corruption Laws, Sanctions, or Ex-Im Laws.
Section 4.20 Interested Party Transactions. Except for employment relationships and the payment of compensation, benefits and expense reimbursements and advances in the ordinary course of business, no director, officer or other affiliate of the Company to the Company’s knowledge, has or has had, directly or indirectly: (a) an economic interest in any person that has furnished or sold, or furnishes or sells, services or Products that the Company furnishes or sells, or proposes to furnish or sell; (b) an economic interest in any person that purchases from or sells or furnishes to, the Company, any goods or services; (c) a beneficial interest in any Contract disclosed in Section 4.16(a) of the Company Disclosure Schedule; or (d) any Contract with the Company, other than customary indemnity arrangements; provided, however, that ownership of no more than five percent (5%) of the outstanding voting stock of a publicly traded corporation shall not be deemed an “economic interest in any person” for purposes of this Section 4.20. The

Company has not, since January 1, 2019, (i) extended or maintained credit, arranged for the extension of credit or renewed an extension of credit in the form of a personal loan to or for any director or executive officer (or equivalent thereof) of the Company, or (ii) materially modified any term of any such extension or maintenance of credit.
Section 4.21 Exchange Act. The Company is not currently (nor has either previously been) subject to the requirements of Section 12 of the Exchange Act.
Section 4.22 Brokers. Except as set forth on Section 4.22 of the Company Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of the Company.
Section 4.23 Exclusivity of Representations and Warranties. Except as otherwise expressly provided in this Article IV (as modified by the Company Disclosure Schedule) or in the Company Officer’s Certificate, the Company hereby expressly disclaims and negates, any other express or implied representation or warranty whatsoever (whether at Law or in equity) with respect to the Company, its affiliates, and any matter relating to any of them, including their affairs, the condition, value or quality of the assets, liabilities, financial condition or results of operations, or with respect to the accuracy or completeness of any other information made available to Parent, its affiliates or any of their respective Representatives by, or on behalf of, the Company, and any such representations or warranties are expressly disclaimed. Without limiting the generality of the foregoing, except as expressly set forth in this Agreement (as modified by the Company Disclosure Schedule) or in the Company Officer’s Certificate, neither the Company nor any other person on behalf of the Company has made or makes, any representation or warranty, whether express or implied, with respect to any projections, forecasts, estimates or budgets made available to Parent, its affiliates or any of their respective Representatives of future revenues, future results of operations (or any component thereof), future cash flows or future financial condition (or any component thereof) of the Company (including the reasonableness of the assumptions underlying any of the foregoing), whether or not included in any management presentation or in any other information made available to Parent, its affiliates or any of their respective Representatives or any other person, and any such representations or warranties are expressly disclaimed.
ARTICLE V
REPRESENTATIONS AND WARRANTIES OF PARENT, AND MERGER SUB
Except as set forth in Parent’s disclosure schedule delivered by Parent to the Company in connection with this Agreement (the “Parent Disclosure Schedule”) and in Parent SEC Reports (to the extent the qualifying nature of such disclosure is readily apparent from the content of such Parent SEC Reports, but excluding disclosures referred to in “Forward-Looking Statements”, “Risk Factors” and any other disclosures therein to the extent they are of a predictive or cautionary nature or related to forward-looking statements) that are filed and publicly available on EDGAR at least one (1) Business Day prior to the date of this Agreement, Parent hereby represents and warrants to the Company as follows:
Section 5.01 Corporate Organization.
(a) Each of Parent and Merger Sub is a company duly organized, validly existing and in good standing under the Laws of the jurisdiction of its incorporation or organization and has the requisite corporate or limited liability power and authority and all necessary governmental approvals to own, lease and operate its properties and to carry on its business as it is now being conducted, except where the failure to have such power, authority and governmental approvals would not result in a Parent Material Adverse Effect.
(b) Merger Sub is the only subsidiary of Parent. Except for Merger Sub, Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for any equity or similar interest in, any corporation, partnership, joint venture, business association or other person.
Section 5.02 Governing Documents. Each of Parent and Merger Sub has heretofore furnished to the Company complete and correct copies of the Parent Organizational Documents and the Merger Sub Organizational Documents. The Parent Organizational Documents and the Merger Sub Organizational Documents are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of the Parent Organizational Documents or Merger Sub Organizational Documents, respectively.
Section 5.03 Capitalization.
(a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, par value $0.0001 per share (“Parent Common Stock”), and (ii) 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). As of the date of this Agreement (i) 24,168,750 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of Parent Common Stock are held in the treasury of Parent, (iii) 7,347,500 private placement warrants (as described in the Prospectus) are issued and outstanding, each exercisable for one share of Parent Common Stock at an exercise price of $11.50, (iv) 569,250 representative’s warrants (as described in the Prospectus) are issued and outstanding, each exercisable for one share of Parent Common Stock at an exercise price of $11.50, (v) 9,487,500 Parent Public Warrants are issued and outstanding and 9,487,500 shares of Parent Common Stock are issuable in respect of the Parent Public Warrants (the warrants described in clauses (iii), (iv) and (v), the “Parent Warrants”), and 18,975,000 Parent Rights are issuable and outstanding and 1,897,500 shares of Parent Common Stock are issued in respect to the Parent Rights. As of the date of this Agreement, there are no shares of Parent Preferred Stock issued and outstanding.
(b) As of the date of this Agreement, the authorized capital stock of Merger Sub consists of 1,000 shares of common stock, par value $0.0001 per share (the “Merger Sub Common Stock”). All outstanding shares of Merger Sub Common Stock have been duly authorized, validly issued, fully paid and are non-assessable and are not subject to preemptive rights, and are held by Parent free and clear of all Liens, other than transfer restrictions under applicable securities Laws and the Merger Sub Organizational Documents.
(c) All of the Parent Units were, and all outstanding shares of Parent Common Stock, Parent Rights and Parent Warrants have been issued and granted in compliance with all applicable securities Laws and other applicable Laws and were issued free and clear of all Liens other than transfer restrictions under applicable securities Laws and the Parent Organizational Documents.
(d) The Per Share Merger Consideration being delivered by Parent hereunder shall be duly and validly issued, fully paid and nonassessable, and each such share or other security shall be issued free and clear of preemptive rights and all Liens, other than transfer restrictions under applicable securities Laws and the Parent Organizational Documents. The Per Share Merger Consideration will be issued in compliance with all applicable securities Laws and other applicable Laws and without contravention of any other person’s rights therein or with respect thereto.
(e) Except for securities issued pursuant to or as permitted by the Non-Redemption Agreements and this Agreement, the Parent Units, the Parent Rights, and the Parent Warrants, (i) Parent has not issued any options, warrants, preemptive rights, calls, convertible securities or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or obligating Parent to issue or sell any shares of capital stock of, or other equity interests in, Parent and (ii) neither Parent nor any subsidiary of Parent is a party to, or otherwise bound by, and neither Parent nor any subsidiary of Parent has granted, any equity appreciation rights, participations, phantom equity or similar rights. All shares of Parent Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, will be duly authorized, validly issued, fully paid and non-assessable. Except for the agreements contemplated hereby (including the Registration Rights Agreement, the Non-Redemption Agreements and the Sponsor Support Agreement) and the Parent Organizational Documents, (x) Parent is not a party to any voting trusts, voting agreements, proxies, stockholder agreements or other agreements with respect to the voting or transfer of Parent Common Stock or any of the equity interests or other securities of Parent or any of its subsidiaries and (y) Parent is not under any obligation under the Securities Act with respect to any of its securities. Except with respect to the Parent Organizational Documents, the Redemption Rights, the Parent Rights and the Parent Warrants, there are no outstanding contractual obligations of Parent to repurchase, redeem or otherwise acquire any shares of Parent Common Stock. There are no outstanding contractual obligations of Parent to make any investment (in the form of a loan, capital contribution or otherwise) in, any person.
Section 5.04 Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and each Ancillary Agreement to which they are a party, to perform its obligations hereunder and thereunder and to consummate the Transactions, in each case subject to obtainment of the Parent Stockholder Approval. The execution and delivery of this Agreement by each of Parent and Merger Sub and the consummation by each of Parent and Merger Sub of the Transactions have been, and each Ancillary Agreement to which they are a party will be, duly and validly authorized by all necessary corporate or limited liability company action, as applicable, and no other corporate or limited liability company proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement and each Ancillary Agreement to which they are a party or to consummate the Transactions (other than (a) with respect to the Merger, (i) the Parent Stockholder Approval and the approval by Parent, as the sole stockholder of Merger Sub, either at a duly convened meeting of the sole stockholder of Merger Sub or by written consent, and (ii) the filing and recordation of appropriate merger documents as required by the DGCL or the CCC, and (b) with respect to the issuance of Parent Common Stock and the amendment and restatement of the Parent Certificate of Incorporation pursuant to this Agreement, the Parent Stockholder Approval). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub enforceable against Parent or Merger Sub, in accordance with its terms subject to the Remedies Exceptions.
Section 5.05 No Conflict; Required Filings and Consents.
(a) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, (i) conflict with or violate the Parent Organizational Documents or the Merger Sub Organizational Documents, (ii) assuming that all consents, approvals, authorizations, expiration or termination of waiting periods and other actions described in Section 5.05(b) have been obtained and all filings and obligations described in Section 5.05(b) have been made, conflict with or violate any Law applicable to each of Parent or Merger Sub or by which any of their property or assets is bound or affected, or (iii) result in any breach of, or constitute a default (or an event which, with notice or lapse of time or both, would become a default) under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a Lien on any property or asset of each of Parent or Merger Sub pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which each of Parent or Merger Sub is a party or by which each of Parent or Merger Sub or any of their property or assets is bound or affected, except, with respect to clauses (ii) and (iii), for any such conflicts, violations, breaches, defaults or other occurrences which would not have or reasonably be expected to have a Parent Material Adverse Effect.
(b) The execution and delivery of this Agreement by each of Parent and Merger Sub do not, and the performance of this Agreement by each of Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, or expiration or termination of any waiting period by, any Governmental Authority, except (i) for applicable requirements, if any, of the Exchange Act, the Securities Act, Blue Sky Laws and state takeover Laws, the pre-merger notification requirements of the HSR Act, and filing and recordation of appropriate merger documents as required by the DGCL or the CCC and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not, individually or in the aggregate, prevent or materially delay consummation of any of the Transactions or otherwise prevent Parent or Merger Sub from performing its material obligations under this Agreement.
Section 5.06 Compliance. Neither Parent nor Merger Sub is or has been in conflict with, or in default, breach or violation of, (a) any Law applicable to Parent or Merger Sub, by which any property or asset of Parent or Merger Sub is bound or affected, or (b) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or Merger Sub is a party or by which Parent or Merger Sub or any property or asset of Parent or Merger Sub is bound, except, in each case, for any such conflicts, defaults, breaches or violations that would not have or reasonably be expected to have a Parent Material Adverse Effect. Each of Parent and Merger Sub is in possession of all material franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, approvals and orders of any Governmental Authority necessary for each of Parent and Merger Sub to own, lease and operate its properties or to carry on its business as it is now being conducted. This Section 5.06 shall not apply to Tax matters.
Section 5.07 SEC Filings; Financial Statements; Sarbanes-Oxley.
(a) Parent has filed all forms, reports, schedules, statements and other documents, including any exhibits thereto, required to be filed by it with the Securities and Exchange Commission (the “SEC”), together with any amendments, restatements or supplements thereto (collectively, the “Parent SEC Reports”). Parent has heretofore furnished to the Company true and correct copies of all amendments and modifications that have not been filed by Parent with the SEC to all agreements, documents and other instruments that previously had been filed by Parent with the SEC and are currently in effect. As of their respective filing dates, or, if amended, as of the date of such amendment was filed, the Parent SEC Reports (i) complied in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act of 2002 and the rules and regulations promulgated thereunder (the “Sarbanes-Oxley Act”), and (ii) did not, at the time they were filed, or, if amended, as of the date of such amendment, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in the light of the circumstances under which they were made, not misleading. Each director and executive officer of Parent has filed with the SEC on a timely basis all documents required with respect to Parent by Section 16(a) of the Exchange Act.
(b) Each of the financial statements (including, in each case, any notes thereto) contained in the Parent SEC Reports (if amended, as so amended) was prepared in accordance with GAAP (applied on a consistent basis) and Regulation S-X and Regulation S-K, as applicable, throughout the periods indicated (except as may be indicated in the notes thereto or, in the case of unaudited financial statements, as permitted by Form 10-Q of the SEC) and each fairly presents, in all material respects, the financial position, results of operations, changes in stockholders equity and cash flows of Parent as at the respective dates thereof and for the respective periods indicated therein, (subject, in the case of unaudited statements, to normal and recurring year-end adjustments which have not had, and would not reasonably be expected to individually or in the aggregate be material). Parent has no off-balance sheet arrangements that are not disclosed in the Parent SEC Reports. No financial statements other than those of Parent are required by GAAP to be included in the consolidated financial statements of Parent.
(c) Except as and to the extent set forth in the Parent SEC Reports, neither Parent nor Merger Sub has any liability or obligation of a nature (whether accrued, absolute, contingent or otherwise) required to be reflected on a balance sheet prepared in accordance with GAAP, except for liabilities and obligations arising in the ordinary course of Parent’s and Merger Sub’s business.
(d) Parent is in compliance in all material respects with the applicable listing and corporate governance rules and regulations of the Nasdaq Capital Market.
(e) Parent has established and maintains disclosure controls and procedures (as defined in Rule 13a-15 under the Exchange Act). Such disclosure controls and procedures are designed to ensure that material information relating to Parent and other material information required to be disclosed by Parent in the reports and other documents that it files or furnishes under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to Parent’s principal executive officer and its principal financial officer as appropriate to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act. Except as disclosed in the Parent SEC Reports, such disclosure controls and procedures are effective in timely alerting Parent’s principal executive officer and principal financial officer to material information required to be included in Parent’s periodic reports required under the Exchange Act.
(f) Parent maintains systems of internal control over financial reporting that are sufficient to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP, including policies and procedures sufficient to provide reasonable assurance: (i) that Parent maintains records that in reasonable detail accurately and fairly reflect, in all material respects, its transactions and dispositions of assets; (ii) that transactions are recorded as necessary to permit the preparation of financial statements in conformity with GAAP; (iii) that receipts and expenditures are being made only in accordance with authorizations of management and its board of directors; and (iv) regarding prevention or timely detection of unauthorized acquisition, use or disposition of its assets that could have a material effect on its financial statements. Parent has delivered to the Company a true and complete copy of any disclosure (or, if unwritten, a summary thereof) by any representative of Parent to Parent’s independent auditors relating to any material weaknesses in internal controls and any significant deficiencies in the design or operation of internal controls that would adversely affect the ability of Parent to record, process, summarize and report financial data. Parent has no knowledge of any fraud or whistle-blower allegations, whether or not material, that involve management or other employees or consultants who have or had a significant role in the internal control over financial reporting of Parent. Except as set forth on Parent Disclosure Schedule 5.07(f), since April 19, 2021, there have been no material changes in Parent internal control over financial reporting.

(g) There are no outstanding loans or other extensions of credit made by Parent to any executive officer (as defined in Rule 3b-7 under the Exchange Act) or director of Parent and Parent has not taken any action prohibited by Section 402 of the Sarbanes-Oxley Act.
(h) Except as disclosed in the Parent SEC Reports, neither Parent (including any employee thereof) nor Parent’s independent auditors has identified or been made aware of (i) any significant deficiency or material weakness in the system of internal accounting controls utilized by Parent, (ii) any fraud, whether or not material, that involves Parent’s management or other employees who have a role in the preparation of financial statements or the internal accounting controls utilized by Parent or (iii) any claim or allegation regarding any of the foregoing.
(i) As of the date hereof, there are no outstanding SEC comments from the SEC with respect to the Parent SEC Reports. To the knowledge of Parent, none of the Parent SEC Reports filed on or prior to the date hereof is subject to ongoing SEC review or investigation as of the date hereof.
Section 5.08 Absence of Certain Changes or Events. Since December 31, 2021, except as expressly contemplated by this Agreement, (a) Parent has conducted its business in all material respects in the ordinary course and in a manner consistent with past practice, other than due to any actions taken due to a “shelter in place”, “non-essential employee” or similar direction of any Governmental Authority, (b) there has not been any Parent Material Adverse Effect, and (c) Parent has not taken any action that, if taken after the date of this Agreement, would constitute a material breach of any of the covenants set forth in Section 6.02(b).
Section 5.09 Absence of Litigation. There is no Action pending or, to the knowledge of Parent, threatened against Parent, or any property or asset of Parent, before any Governmental Authority. Neither Parent nor any material property or asset of Parent is subject to any continuing order of, consent decree, settlement agreement or other similar written agreement with, or, to the knowledge of Parent, continuing investigation by, any Governmental Authority, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Authority. This Section 5.09 shall not apply to Tax matters.
Section 5.10 Board Approval; Vote Required.
(a) The Parent Board, by resolutions duly adopted by unanimous vote of the members of the Parent Board at a meeting duly called and held and not subsequently rescinded or modified in any way, has duly (i) determined that this Agreement and the Transactions are fair to and in the best interests of Parent and its stockholders, (ii) approved this Agreement and the Transactions and declared their advisability, and (iii) recommended that the stockholders of Parent approve and adopt this Agreement and the Merger, and directed that this Agreement and the Merger, be submitted for consideration by the stockholders of Parent at the Parent Stockholders’ Meeting.
(b) The only vote of the holders of any class or series of capital stock of Parent necessary to approve the Transactions is the affirmative vote of the holders of a majority of the outstanding shares of Parent Common Stock.
(c) The Merger Sub Board, by resolutions duly adopted by unanimous written consent and not subsequently rescinded or modified in any way, have each duly (i) determined that this Agreement and the Merger is fair to and in the best interests of Merger Sub and its sole stockholder, (ii) approved this Agreement and the Merger and declared their advisability, and (iii) recommended that the sole stockholder of Merger Sub approve and adopt this Agreement and approve the Merger and directed that this Agreement and the Transactions be submitted for consideration by the sole stockholder of Merger Sub.
(d) The only vote of the holders of any class or series of capital stock of Merger Sub that is necessary to approve this Agreement, the Merger and the other transactions contemplated by this Agreement is the affirmative vote of the holders of a majority of the outstanding shares of Merger Sub Common Stock.
Section 5.11 No Prior Operations of Merger Sub. Merger Sub was formed solely for the purpose of engaging in the Transactions and has not engaged in any business activities or conducted any operations or incurred any obligation or liability, other than as contemplated by this Agreement.
Section 5.12 Brokers. Except as set forth on Section 5.12 of the Parent Disclosure Schedule, no broker, finder or investment banker is entitled to any brokerage, finder’s or other fee or commission in connection with the Transactions based upon arrangements made by or on behalf of Parent or Merger Sub.

Section 5.13 Parent Trust Fund. As of the date of this Agreement, Parent has no less than $191,647,500 held in the trust fund established by Parent for the benefit of its public stockholders (the “Trust Fund”) maintained in a trust account (the “Trust Account”). The monies of such Trust Account are invested in United States Government securities or money market funds meeting certain conditions under Rule 2a-7 promulgated under the Investment Company Act of 1940, as amended, and held in trust by Continental Stock Transfer & Trust Company (the “Trustee”) pursuant to the Investment Management Trust Agreement, dated as of December 20, 2021, between Parent and the Trustee (the “Trust Agreement”). Except as set forth in Section 5.13, the Trust Agreement has not been amended or modified and is valid and in full force and effect and is enforceable in accordance with its terms, subject to the Remedies Exceptions. Parent has complied in all material respects with the terms of the Trust Agreement and is not in breach thereof or default thereunder and there does not exist under the Trust Agreement any event which, with the giving of notice or the lapse of time, would constitute such a breach or default by Parent or, to the knowledge of Parent, the Trustee. There are no separate contracts, agreements, side letters or other understandings (whether written or unwritten, express or implied): (i) between Parent and the Trustee that would cause the description of the Trust Agreement in the Parent SEC Reports to be inaccurate in any material respect; or (ii) to the knowledge of Parent, that would entitle any person (other than stockholders of Parent who shall have elected to redeem their shares of Parent Common Stock pursuant to the Parent Organizational Documents) to any portion of the proceeds in the Trust Account. Prior to the Closing, none of the funds held in the Trust Account have been released except: (A) to pay income and franchise Taxes from any interest income earned in the Trust Account; and (B) upon the exercise of Redemption Rights in accordance with the provisions of the Parent Organizational Documents. As of the date hereof, there are no Actions pending or, to the knowledge of Parent, threatened in writing with respect to the Trust Account. As of the date hereof, assuming the accuracy of the representations and warranties of the Company herein and the compliance by the Company with its obligations hereunder, Parent has no reason to believe that any of the conditions to the use of funds in the Trust Account will not be satisfied or funds available in the Trust Account will not be available to Parent at the Effective Time.
Section 5.14 Employees. Other than any officers as described in the Parent SEC Reports and consultants and advisors in the ordinary course of business, Parent, and Merger Sub have never employed any employees or retained any contractors. Except as set forth on Section 5.14 of the Parent Disclosure Schedule, and other than reimbursement of any out-of-pocket expenses incurred by Parent’s officers and directors in connection with activities on Parent’s behalf in an aggregate amount not in excess of the amount of cash held by Parent outside of the Trust Account, Parent has no unsatisfied material liability with respect to any officer or director. Parent, and Merger Sub have never and do not currently maintain, sponsor, or contribute to or have any direct or material liability under any Employee Benefit Plan.
Section 5.15 Taxes.
(a) Parent and Merger Sub (i) have duly and timely filed all material Tax Returns that they are required to have filed as of the date hereof (taking into account any extension of time within which to file) and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due on such filed Tax Returns and any other material Taxes that they are required to have paid as of the date hereof to avoid penalties or charges for late payment; (iii) with respect to all material Tax Returns filed by them, have not waived any statute of limitations with respect to Taxes or agreed to any extension of time with respect to a Tax assessment or deficiency (other than pursuant to customary extensions of the due date for filing a Tax Return obtained in the ordinary course of business); and (iv) do not have any Tax Claims pending or asserted, proposed or threatened in writing for a Tax period which the statute of limitations for a Tax assessment remains open, other than any Tax Claims that have since been resolved.
(b) Neither Parent nor Merger Sub is a party to, is bound by or has an obligation under any Tax sharing agreement, Tax indemnification agreement, Tax allocation agreement or similar contract or arrangement, in each case other than an Ordinary Commercial Agreement.
(c) Neither Parent nor Merger Sub will be required to include any material item of income in, or exclude any material item of deduction from, taxable income for any Tax period (or portion thereof) ending after the Closing Date as a result of any: (i) adjustment under Section 481(c) of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) by reason of any change in method of accounting made prior to the Closing; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) executed prior to the Closing; or (iii) installment sale or open transaction disposition made prior to the Closing.

(d) Parent and Merger Sub have withheld and paid to the appropriate Governmental Authority all material Taxes required to have been withheld and paid in connection with amounts paid or owing to any current or former employee, independent contractor, creditor, stockholder or other third party and, to Parent’s knowledge, have complied in all material respects with all applicable Laws relating to the reporting and withholding of Taxes.
(e) Neither of Parent or Merger Sub has been a member of an affiliated group filing a consolidated, combined or unitary income Tax Return.
(f) Neither of Parent or Merger Sub has any material liability for the Taxes of any person (other than Parent and Merger Sub) under Treasury Regulation Section 1.1502-6 (or any corresponding or similar provision of state, local or non-U.S. income Tax Law), as a transferee or successor, or, except pursuant to an Ordinary Commercial Agreement, by contract.
(g) None of Parent and Merger Sub has any request outstanding for a material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or private letter ruling from any Governmental Authority.
(h) None of Parent and Merger Sub has in any year for which the applicable statute of limitations remains open distributed stock of another person, or has had its stock distributed by another person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.
(i) None of Parent and Merger Sub has engaged in or entered into a “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b)(2).
(j) Neither the IRS nor any other Governmental Authority has asserted in writing against Parent or Merger Sub any deficiency or claim for any material Taxes or interest thereon or penalties in connection therewith, in each case, that has not been paid or resolved in full.
(k) There are no Liens for Taxes (other than Permitted Liens) upon any assets of Parent or Merger Sub.
(l) None of Parent and Merger Sub has been a “United States real property holding corporation” within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.
(m) None of Parent and Merger Sub has received any written notice from a non-U.S. Governmental Authority that it has a permanent establishment (within the meaning of an applicable Tax treaty) or otherwise has an office or fixed place of business in a country other than the country in which it is organized.
(n) None of Parent and Merger Sub has received any written claim from a Governmental Authority in a jurisdiction in which Parent or Merger Sub does not file Tax Returns stating that Parent or Merger Sub is or may be subject to Tax in such jurisdiction.
(o) For U.S. federal income Tax purposes, (i) Parent is, and has been since its formation, classified as a corporation, and (ii) Merger Sub is, and has been since its formation, classified as a corporation.
(p) Merger Sub is, and has been since their respective formations, wholly owned by Parent.
(q) Neither Parent nor Merger Sub, after consultation with their Tax advisors, is aware of any fact or circumstance, or has taken (or failed to take), agreed to take, or intends to take, any action, that would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.
Section 5.16 Registration and Listing. The issued and outstanding shares of Parent Common Stock are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “NVAC”. The issued and outstanding Parent Warrants that were included as part of the Parent Units (the “Parent Public Warrants”) are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “NVACW”. The issued and outstanding Parent Rights that were included as part of the Parent Units are registered pursuant to Section 12(b) of the Exchange Act and are listed for trading on the Nasdaq Capital Market under the symbol “NVACR”. As of the date of this Agreement, there is no Action pending or, to the knowledge of Parent, threatened in writing against Parent by the Nasdaq Capital Market or the SEC with respect to any intention by such entity to deregister the shares of Parent Common Stock or the Parent Public Warrants or terminate the listing of Parent on the Nasdaq Capital Market. None of Parent or any of its affiliates has taken any action in an attempt to terminate the registration of the shares of Parent Common Stock or the Parent Public Warrants under the Exchange Act.
Section 5.17 Parent’s and Merger Sub’s Investigation and Reliance. Each of Parent and Merger Sub is a sophisticated purchaser and has made its own independent investigation, review and analysis regarding the Company and the Transactions, which investigation, review and analysis were conducted by Parent and Merger Sub, together with expert advisors, including legal counsel, that they have engaged for such purpose. Parent and Merger Sub and their Representatives have been provided with full and complete access to the Representatives, properties, offices, plants and other facilities, books and records of the Company and other information that they have requested in connection with their investigation of the Company and the Transactions. Neither Parent nor Merger Sub is relying on any statement, representation or warranty, oral or written, express or implied, made by the Company or any of its Representatives, except as expressly set forth in Article IV (as modified by the Company Disclosure Schedule) or the Company Officer’s Certificate. Neither the Company nor any of its stockholders, affiliates or Representatives shall have any liability to Parent, Merger Sub, or any of their respective stockholders, affiliates or Representatives resulting from the use of any information, documents or materials made available to Parent, Merger Sub, or any of their Representatives, whether orally or in writing, in any confidential information memoranda, “data rooms”, management presentations, due diligence discussions or in any other form in expectation of the Transactions. Neither the Company nor any of its stockholders, affiliates or Representatives is making, directly or indirectly, any representation or warranty with respect to any estimates, projections or forecasts involving the Company.
ARTICLE VI
CONDUCT OF BUSINESS PENDING THE MERGER
Section 6.01 Conduct of Business by the Company Pending the Merger.
(a) The Company agrees that, between the date of this Agreement and the Effective Time or the earlier termination of this Agreement (the “Interim Period”), except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), unless Parent shall otherwise consent in writing (which consent shall not be unreasonably conditioned, withheld or delayed):
(i) the Company shall conduct its business in the ordinary course of business; and
(ii) the Company shall use its commercially reasonable efforts to preserve substantially intact the business organization of the Company, to keep available the services of the current officers and key employees of the Company and to preserve the current relationships of the Company with customers, Suppliers and other persons with which the Company has significant business relations.
(b) By way of amplification and not limitation, except as (1) expressly contemplated by any other provision of this Agreement or any Ancillary Agreement, (2) as set forth in Section 6.01 of the Company Disclosure Schedule, and (3) as required by applicable Law (including as may be requested or compelled by any Governmental Authority), the Company shall not, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of Parent (which consent shall not be unreasonably conditioned, withheld or delayed):
(i) amend or otherwise change its certificate of incorporation or bylaws (other than in connection with any Permitted Financing);
(ii) issue, sell or grant, or authorize the issuance sale or grant of, or otherwise amend any terms of any shares of any class of capital stock of the Company, or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of the Company, except in connection with: (1) the conversion of shares of Company Preferred Stock to Company Common Stock in accordance with the Company Charter, including in connection with the Company Preferred Conversion, (2) the exercise, settlement or vesting of any Company Awards in the ordinary course of business, (3) the granting of Company Awards in accordance with Section 6.01(b)(ii) of the Company Disclosure Schedule or (4) any Permitted Financing;

(iii) transfer, sell or otherwise directly or indirectly dispose of any material tangible assets of the Company other than in the ordinary course of business (other than in connection with any Permitted Financing);
(iv) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or substantially all of the assets or any other business combination) any equity interest or other interest in any corporation, partnership, other business organization or any division thereof or enter into a joint venture, partnership, business association or other similar arrangement with any other entity;
(v) reclassify, combine, split, subdivide any of its capital stock in a manner that would or would reasonably be expected to materially delay or adversely affect the transactions contemplate by this Agreement;
(vi) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise become responsible for, the obligations of any person, or make any loans or advances, or grant any security interest in or encumber with any Lien (other than a Permitted Lien) any of its assets or any of its shares of capital stock or any options, warrants, restricted stock units, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), in each case other than (1) indebtedness not in excess of $250,000 in the aggregate or (2) convertible notes issued in connection with a Permitted Financing that will convert automatically in accordance with their terms to Company Common Stock immediately prior to the Closing;
(vii) materially amend or change any of the Company’s accounting policies or procedures, other than reasonable and usual amendments in the ordinary course of business or as may be required by a change in GAAP or otherwise in a manner that would or would reasonably be expected to materially delay or adversely affect the transactions contemplate by this Agreement;
(viii) take any action or knowingly fail to take any action where such action or failure to act could reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment;
(ix) (x) license, sublicense, waive, covenant not to assert, pledge, sell, transfer, assign or otherwise dispose of, divest or spin-off, any material item of Company Owned IP except for non-exclusive licenses granted in the ordinary course of business, (y) abandon, relinquish, permit to lapse or to be abandoned, invalidated, dedicated to the public, or disclaimed, or otherwise become unenforceable all material Company Owned IP or (z) disclose or otherwise make available to any person who is not subject to a written agreement to maintain the confidentiality of such trade secrets any material Trade Secret included in the Company Owned IP; or
(x) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.
Nothing herein shall require the Company to obtain consent from Parent to do any of the foregoing if obtaining such consent might reasonably be expected to violate applicable Law, and nothing contained in this Section 6.01 shall give to Parent, directly or indirectly, the right to control or direct the ordinary course of business operations of the Company prior to the Closing Date. During the Interim Period, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations.
Section 6.02 Conduct of Business by Parent and Merger Sub Pending the Merger.
(a) Except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into and performing in accordance with the terms of the Non-Redemption Agreements), and except as set forth on Section 6.02 of the Parent Disclosure Schedule and as required by applicable Law (including as may be requested or compelled by any Governmental Authority), Parent agrees that during the Interim Period, unless the Company shall otherwise consent in writing (which consent shall not be unreasonably withheld, delayed or conditioned), the businesses of Parent and Merger Sub shall be conducted in the ordinary course of business and in a manner consistent with past practice.
(b) By way of amplification and not limitation, except as expressly contemplated by any other provision of this Agreement or any Ancillary Agreement (including entering into and performing in accordance with the terms of the Non-Redemption Agreements), or in connection with the terms and conditions of, any Non-Redemption

Agreement, as set forth on Section 6.02 of the Parent Disclosure Schedule or as required by applicable Law (including as may be requested or compelled by any Governmental Authority), neither Parent nor Merger Sub shall, during the Interim Period, directly or indirectly, do any of the following without the prior written consent of the Company, which consent shall not be unreasonably withheld, delayed or conditioned:
(i) amend or otherwise change the Parent Organizational Documents or the Merger Sub Organizational Documents or form any Subsidiary of Parent other than Merger Sub;
(ii) declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock, other than redemptions from the Trust Fund that are required pursuant to the Parent Organizational Documents;
(iii) reclassify, combine, split, subdivide or redeem, or purchase or otherwise acquire, directly or indirectly, any of the Parent Common Stock, Parent Rights or Parent Warrants except for redemptions from the Trust Fund that are required pursuant to the Parent Organizational Documents;
(iv) issue, sell, pledge, dispose of, grant or encumber, or authorize the issuance, sale, pledge, disposition, grant or encumbrance of, any shares of any class of capital stock or other securities of Parent or Merger Sub, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of such capital stock, or any other ownership interest (including, without limitation, any phantom interest), of Parent or Merger Sub;
(v) acquire (including, without limitation, by merger, consolidation, or acquisition of stock or assets or any other business combination) any corporation, partnership, other business organization or enter into any strategic joint ventures, partnerships or alliances with any other person;
(vi) incur any indebtedness for borrowed money or guarantee any such indebtedness of another person or persons, issue or sell any debt securities or options, warrants, calls or other rights to acquire any debt securities of Parent, as applicable, enter into any “keep well” or other agreement to maintain any financial statement condition or enter into any arrangement having the economic effect of any of the foregoing, in each case, except in the ordinary course of business;
(vii) make any change in any method of financial accounting or financial accounting principles, policies, procedures or practices, except as required by a concurrent amendment in GAAP or applicable Law made subsequent to the date hereof, as agreed to by its independent accountants;
(viii) make, change or revoke any material Tax election, amend any income or other material Tax Return, settle or compromise any material income Tax liability, adopt or change any accounting method in respect of material Taxes, consent to any extension or waiver of the statute of limitations applicable to any claim or assessment in respect of material Taxes, execute any material “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local or non-U.S. income Tax Law) or enter into any Tax sharing or similar agreement in respect of material Taxes (other than an Ordinary Commercial Agreement);
(ix) liquidate, dissolve, reorganize or otherwise wind up the business and operations of Parent or Merger Sub;
(x) amend the Trust Agreement or any other agreement related to the Trust Account;
(xi) (A) enter into, materially amend, or modify or consent to the termination (excluding any expiration in accordance with its terms) of any Contracts to which Parent or Merger Sub is party (including engagement letters with financial advisors) in a manner that would materially and adversely affect Parent or any of its Subsidiaries after the Closing or would impose material liabilities on any Parent or any of its Subsidiaries after the Closing or (B) enter into any Contract that would entitle any third party to any bonuses, payments or other fees upon or conditioned upon the consummation of the Closing, other than any services providers engaged by Parent prior to the Closing for printing and filing services with respect to the Private Placement or printing, mailing and solicitation services with respect to the Proxy Statement or the Registration Statement; or
(xii) enter into any formal or informal agreement or otherwise make a binding commitment to do any of the foregoing.

Notwithstanding anything to the contrary in this Section 6.02(b), nothing in this Agreement shall prohibit or restrict Parent from extending, in accordance with the Parent Organizational Documents (as may be amended) and the Prospectus (as defined below), the deadline by which it must complete its Business Combination (as defined below) (an “Extension”), and no consent of the Company shall be required in connection therewith; provided that Parent shall provide to the Company drafts of all material documents related to an Extension, and shall consider in good faith all reasonable comments to such documents provided by the Company. The parties agree that during the Interim Period, except as contemplated by Section 7.09(e), Parent shall deposit or cause to be deposited to the Trust Account such amounts required by the Parent Organizational Documents in order to effectuate any Extension necessary to consummate the Merger; provided that Parent may amend the Parent Organizational Documents to permit an Extension upon depositing an amount to the Trust Account equal to $0.03 per share of Parent Common Stock outstanding at the time of such Extension. Nothing in this Section 6.02 shall give to the Company, directly or indirectly, the right to control or direct the ordinary course of business operations of Parent prior to the Closing Date. Prior to the Closing Date, each of Parent and the Company shall exercise, consistent with the terms and conditions hereof, complete control and supervision of its respective operations, as required by Law.
Section 6.03 Claims Against Trust Account. Reference is made to the final prospectus of Parent, dated as of December 20, 2021 and filed with the SEC (Registration Nos. 333-257156 and 333-261763) on December 22, 2021 (the “Prospectus”). The Company hereby represents and warrants that it understands that Parent has established the Trust Account containing the proceeds of its initial public offering (the “IPO”) and the overallotment shares acquired by its underwriters and from certain private placements occurring simultaneously with the IPO (including interest accrued from time to time thereon) for the benefit of Parent’s public stockholders (including overallotment shares acquired by Parent’s underwriters, the “Public Stockholders”), and that, except as otherwise described in the Prospectus, Parent may disburse monies from the Trust Account only: (a) to the Public Stockholders in the event they elect to redeem their Parent Common Stock in connection with the consummation of Parent’s initial business combination (as such term is used in the Prospectus) (the “Business Combination”) or in connection with an extension of its deadline to consummate a Business Combination, (b) to the Public Stockholders if Parent fails to consummate a Business Combination within fifteen (15) months after the closing of the IPO, subject to extension by amendment to Parent’s organizational documents, (c) with respect to any interest earned on the amounts held in the Trust Account, amounts as necessary to pay any Taxes and up to $100,000 in dissolution expenses, or (d) to Parent after or concurrently with the consummation of a Business Combination. For and in consideration of Parent entering into this Agreement, and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the Company hereby agrees on behalf of itself and its affiliates that, notwithstanding anything to the contrary in this Agreement, neither the Company nor any of its affiliates do now or shall at any time hereafter have any right, title, interest or claim of any kind in or to any monies in the Trust Account or distributions therefrom, or make any claim against the Trust Account (including any distributions therefrom), regardless of whether such claim arises as a result of, in connection with or relating in any way to, this Agreement or any proposed or actual business relationship between Parent or its Representatives, on the one hand, and the Company or its Representatives, on the other hand, or any other matter, and regardless of whether such claim arises based on contract, tort, equity or any other theory of legal liability (any and all such claims are collectively referred to hereafter as the “Released Claims”). The Company on behalf of itself and its affiliates hereby irrevocably waives any Released Claims that the Company or any of its affiliates may have against the Trust Account (including any distributions therefrom) now or in the future as a result of, or arising out of, any negotiations, contracts or agreements with Parent or its Representatives and will not seek recourse against the Trust Account (including any distributions therefrom) for any reason whatsoever (including for an alleged breach (including a Willful Breach) of this Agreement or any other agreement with Parent or its affiliates). The Company agrees and acknowledges that such irrevocable waiver is material to this Agreement and specifically relied upon by Parent and its affiliates to induce Parent to enter into this Agreement, and the Company further intends and understands such waiver to be valid, binding and enforceable against the Company and each of its affiliates under applicable Law. To the extent the Company or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, which proceeding seeks, in whole or in part, monetary relief against Parent or its Representatives, the Company hereby acknowledges and agrees that the Company’s and its affiliates’ sole remedy shall be against funds held outside of the Trust Account and that such claim shall not permit the Company or its affiliates (or any person claiming on any of their behalves or in lieu of any of them) to have any claim against the Trust Account (including any distributions therefrom) or any amounts contained therein. In the event the Company or any of its affiliates commences any action or proceeding based upon, in connection with, relating to or arising out of any matter relating to Parent or its Representatives, which proceeding seeks, in whole or in part, relief against the

Trust Account (including any distributions therefrom) or the Public Stockholders of Parent, whether in the form of money damages or injunctive relief, Parent and its Representatives, as applicable, shall be entitled to recover from the Company and its affiliates the associated legal fees and costs in connection with any such action, in the event Parent or its Representatives, as applicable, prevails in such action or proceeding. Notwithstanding anything in this Agreement to the contrary, the provisions of this paragraph shall survive indefinitely with respect to the obligations set forth in this Agreement.
ARTICLE VII
ADDITIONAL AGREEMENTS
Section 7.01 Proxy Statement; Registration Statement.
(a) As promptly as practicable following the date of this Agreement, (i) Parent (with the assistance and cooperation of the Company as reasonably requested by Parent) shall prepare and file with the SEC a proxy statement (as amended or supplemented, the “Proxy Statement”) to be sent to the stockholders of Parent, in which Parent shall solicit proxies from Parent’s stockholders to vote at the special meeting of Parent’s stockholders called for the purpose of voting on the following matters (the “Parent Stockholders’ Meeting”) in favor of (A) the approval and adoption of this Agreement and the Merger, (B) the issuance of shares of Parent Common Stock as contemplated by this Agreement and to the extent contemplated by any Non-Redemption Agreements, (C) the approval and adoption of the Second Amended and Restated Certificate of Incorporation of Parent to read as set forth on Exhibit D, (D) the approval and adoption of an equity incentive plan, in form and substance reasonably acceptable to Parent and the Company that provides for grant of awards to employees and other service providers of the Surviving Corporation and its Subsidiaries in the form of options, restricted stock, restricted stock units or other equity-based awards based on Parent Common Stock with a total pool of awards of Parent Common Stock not exceeding, together with the number of shares of Parent Common Stock that would be issuable immediately after the Effective Time upon the vesting of all Converted Options, 10% of the sum of (1) shares of Parent Common Stock outstanding at the Closing and (2) the number of shares of Parent Common Stock issuable upon conversion of securities convertible into Parent Common Stock outstanding at the Closing (the “Parent Equity Incentive Plan”), which Parent Equity Incentive Plan shall have an annual “evergreen” increase of not more than 4% of the shares of Parent Common Stock outstanding as of the day prior to such increase, and (E) any approval of other proposals the parties deem necessary to effectuate the Merger and the other Transactions (collectively, the “Parent Proposals”), and (ii) Parent shall prepare and file with the SEC a registration statement on Form S-4 (together with all amendments thereto, the “Registration Statement”), which Registration Statement shall include the Proxy Statement in connection with the registration under the Securities Act of the shares of Parent Common Stock to be issued to the stockholders and optionholders of the Company pursuant to this Agreement. Parent shall use its reasonable best efforts to (i) cause the Proxy Statement and Registration Statement when filed with the SEC to comply in all material respects with all legal requirements applicable thereto, (ii) respond as promptly as reasonably practicable to and resolve all comments received from the SEC concerning the Proxy Statement or the Registration Statement, (iii) no later than the fifth Business Day following the earlier of (A) clearance of all comments received from the SEC concerning the Proxy Statement or (B) the date that is 10 calendar days following the filing of the preliminary Proxy Statement without having received any comments from the SEC, file the definitive Proxy Statement with the SEC, unless otherwise agreed between Parent and the Company, (iv) cause the Registration Statement to be declared effective under the Securities Act as promptly as practicable and (v) to keep the Registration Statement effective as long as is necessary to consummate the Transactions. As promptly as practicable after the Registration Statement becomes effective, Parent shall mail the Proxy Statement to its stockholders. Each of Parent and the Company shall promptly furnish all information concerning it as may reasonably be requested by the other party in connection with such actions and the preparation of the Registration Statement and the Proxy Statement.
(b) Notwithstanding anything to the contrary set forth herein, no filing of, or amendment or supplement to the Proxy Statement or the Registration Statement will be made by Parent or the Company without the approval of the other party (such approval not to be unreasonably withheld, conditioned or delayed). Parent and the Company each will advise the other, promptly after they receive notice thereof, of the time when the Registration Statement has become effective or any supplement or amendment thereto has been filed, of the issuance of any stop order, of the suspension of the qualification of the Parent Common Stock to be issued or issuable to the stockholders and optionholders of the Company in connection with this Agreement for offering or sale in any jurisdiction, or of any request by the SEC for amendment of the Proxy Statement or the Registration Statement

or comments thereon and responses thereto or requests by the SEC for additional information. Each of Parent and the Company shall cooperate and mutually agree upon (such agreement not to be unreasonably withheld or delayed), any response to comments of the SEC with respect to the Proxy Statement or the Registration Statement and any amendment to the Proxy Statement or the Registration Statement filed in response thereto.
(c) Parent represents that the information supplied by Parent for inclusion in the Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (iii) the time of the Parent Stockholders’ Meeting, and (iv) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to Parent or Merger Sub, or their respective officers or directors, should be discovered by Parent which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, Parent shall promptly inform the Company. All documents that Parent is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
(d) The Company represents that the information supplied by the Company for inclusion in the Registration Statement and the Proxy Statement shall not contain any untrue statement of a material fact or fail to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading, at (i) the time the Registration Statement is declared effective, (ii) the time the Proxy Statement (or any amendment thereof or supplement thereto) is first mailed to the stockholders of Parent, (iii) the time of the Parent Stockholders’ Meeting, and (iv) the Effective Time. If, at any time prior to the Effective Time, any event or circumstance relating to the Company, or its officers or directors, should be discovered by the Company which should be set forth in an amendment or a supplement to the Registration Statement or the Proxy Statement, the Company shall promptly inform Parent. All documents that the Company is responsible for filing with the SEC in connection with the Merger or the other transactions contemplated by this Agreement will comply as to form and substance in all material respects with the applicable requirements of the Securities Act and the Exchange Act.
(e) As promptly as practicable after the initial filing of the Registration Statement, the Company (with the assistance and cooperation of Parent as reasonably requested by the Company) shall prepare the Consent Solicitation Statement relating to the action to be taken by stockholders of the Company pursuant to the Written Consent or by vote at a Company Stockholders Meeting. As promptly as practicable after the date on which the Registration Statement becomes effective, the Company shall deliver the Consent Solicitation Statement and the prospectus contained in the Registration Statement to its stockholders.
Section 7.02 Parent Stockholders’ Meeting; Merger Sub Stockholder’s Approval.
(a) Parent shall call and hold the Parent Stockholders’ Meeting as promptly as practicable after the date on which the Registration Statement becomes effective (but in any event no later than 30 days after the date on which the Proxy Statement is mailed to stockholders of Parent) for the purpose of voting solely upon the Parent Proposals; provided that Parent may postpone or adjourn the Parent Stockholders’ Meeting on one or more occasions for up to thirty (30) days in the aggregate upon the good faith determination by the Parent Board that such postponement or adjournment is necessary to solicit additional proxies to obtain approval of the Parent Proposals or otherwise take actions consistent with Parent’s obligations pursuant to Section 7.09 of this Agreement. Parent shall use its reasonable best efforts to obtain the approval of the Parent Proposals at the Parent Stockholders’ Meeting, including by soliciting from its stockholders’ proxies as promptly as possible in favor of the Parent Proposals. The Parent Board shall recommend to its stockholders that they approve the Parent Proposals (the “Parent Board Recommendation”) and shall include such recommendation in the Proxy Statement. The Parent Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify the Parent Board Recommendation, (ii) publicly propose to change, withdraw, withhold, qualify or modify the Parent Board Recommendation or (iii) fail to include the Parent Board Recommendation in the Proxy Statement.

(b) Promptly following the execution of this Agreement, Parent shall approve and adopt this Agreement and approve the Merger and the other transactions contemplated by this Agreement, in its capacity as the sole stockholder of Merger Sub, respectively.
Section 7.03 Requisite Approval. Upon the terms set forth in this Agreement, (a) the Company shall (i) seek the irrevocable written consent, in form and substance reasonably acceptable to Parent, of holders of the Requisite Approval in favor of the approval and adoption of this Agreement and the Merger and all other transactions contemplated by this Agreement, including the Company Preferred Conversion (the “Written Consent”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within three (3) Business Days after the Registration Statement becomes effective and (ii) in the event the Company determines it is not able to obtain the Written Consent within such three (3) Business Day period, the Company shall call and hold a meeting of holders of Capital Stock for the purpose of voting solely upon the adoption of this Agreement and the Merger and all other transaction contemplated by this Agreement (the “Company Stockholders Meeting”) as soon as reasonably practicable after the Registration Statement becomes effective, and in any event within twenty (20) days after the Registration Statement becomes effective and (b) the Company Board shall recommend to its stockholders that they approve this Agreement and the Merger (the “Company Board Recommendation”). The Company shall use its reasonable best efforts to obtain the Company Stockholder Approval at the Company Stockholders Meeting, including by soliciting from its stockholders’ proxies as promptly as possible in favor of this Agreement and the Merger. The Company Board shall not (and no committee or subgroup thereof shall) (i) change, withdraw, withhold, qualify or modify, or publicly propose to change, withdraw, withhold, qualify or modify, the Company Board Recommendation, (ii) approve, recommend or declare advisable, or propose publicly to approve, recommend or declare advisable, any Acquisition Proposal or (iii) fail to include the Company Board Recommendation in the Consent Solicitation Statement.
Section 7.04 Access to Information; Confidentiality.
(a) During the Interim Period, the Company and Parent shall (and shall cause their respective Subsidiaries to): (i) provide to the other party (and the other party’s officers, directors, employees, accountants, consultants, legal counsel, agents and other representatives, collectively, “Representatives”) reasonable access at reasonable times upon prior notice to the officers, employees, agents, properties, offices and other facilities of such party and its subsidiaries and to the books and records thereof; and (ii) furnish promptly to the other party such information concerning the business, properties, contracts, assets, liabilities, personnel and other aspects of such party and its subsidiaries as the other party or its Representatives may reasonably request, including in connection with any Tax disclosure in any statement, filing, notice or application relating to the Intended Tax Treatment or any Tax opinion requested or required to be filed pursuant to Section 7.11(c). Notwithstanding the foregoing, neither the Company nor Parent shall be required to provide access to or disclose information where the access or disclosure would jeopardize the protection of attorney-client privilege or contravene applicable Law (it being agreed that the parties shall use their reasonable best efforts to cause such information to be provided in a manner that would not result in such jeopardy or contravention).
(b) All information obtained by the parties pursuant to this Section 7.04 shall be kept confidential in accordance with the Nondisclosure Agreement, dated as of May 31, 2022 (the “Non-Disclosure Agreement”), between Parent and the Company.
(c) Notwithstanding anything in this Agreement to the contrary, each party hereto (and its respective Representatives) may consult any Tax advisor as is reasonably necessary regarding the Tax treatment and Tax structure of the Transactions and may disclose to such Tax advisor as reasonably necessary such treatment and structure of the Transactions and all materials (including any Tax analysis) that are provided relating to such treatment or structure, in each case in accordance with the Non-Disclosure Agreement.
Section 7.05 Non-Solicitation.
(a) During the Interim Period, the Company shall not and shall use its reasonable best efforts to cause its and their respective Representatives not to, directly or indirectly, (i) initiate, solicit, propose or knowingly induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, any inquiries or requests for information with respect to, or the making of, any inquiry regarding, or any proposal or offer that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (ii) engage in, continue or otherwise participate in any negotiations or discussions concerning, or provide access to its properties, business, assets, books, records or any confidential information or data to, any person relating to any proposal, offer, inquiry or request for information that constitutes, or could reasonably be expected to result in or lead to, any Acquisition Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Acquisition Proposal, (iv) execute or enter into, any letter of intent, memorandum of understanding, agreement in principle, confidentiality agreement, merger agreement, acquisition agreement, exchange agreement, joint venture agreement, partnership agreement, option agreement or other similar agreement for or relating to any Acquisition Proposal or (v) resolve or agree to do, or do, any of the foregoing. The Company also agrees that immediately following the execution of this Agreement it shall and shall use its reasonable best efforts to cause its and their Representatives to, cease any solicitations, discussions or negotiations with any person (other than the parties hereto and their respective Representatives) conducted heretofore in connection with an Acquisition Proposal or any inquiry or request for information that could reasonably be expected to lead to, or result in, an Acquisition Proposal. The Company also agrees that within three (3) Business Days of the execution of this Agreement, the Company shall request each person (other than the parties hereto and their respective Representatives) that has prior to the date hereof executed a confidentiality agreement in connection with its consideration of an Acquisition Proposal (and with whom the Company has had contact in the twelve (12) months prior to the date of this Agreement regarding an Acquisition Proposal) to return or destroy all confidential information furnished to such person by or on behalf of it or any of its Subsidiaries prior to the date hereof and terminate access to any physical or electronic data room maintained by or on behalf of the Company or any of its Subsidiaries. If a party or any of its Subsidiaries or any of its or their respective Representatives receives any inquiry or proposal with respect to an Acquisition Proposal at any time prior to the Closing, then such party shall promptly (and in no event later than twenty-four (24) hours after such party becomes aware of such inquiry or proposal) notify such person in writing of the terms of this Section 7.05.
(b) For purposes of this Agreement, “Acquisition Proposal” means any proposal or offer from any person or “group” (as defined in the Exchange Act) (other than Parent, Merger Sub, or their respective affiliates) relating to, in a single transaction or series of related transactions, (i) any direct or indirect acquisition or purchase of a business that constitutes fifteen percent (15%) or more of the net revenues, net income or assets of the Company, (ii) any direct or indirect acquisition of fifteen percent (15%) or more of the consolidated assets of the Company (based on the fair market value thereof, as determined in good faith by the Company Board), including through the acquisition of one or more Subsidiaries of the Company owning such assets, (iii) acquisition of beneficial ownership, or the right to acquire beneficial ownership, of fifteen percent (15%) or more of the total voting power of the equity securities of the Company, any tender offer or exchange offer that if consummated would result in any person beneficially owning fifteen percent (15%) or more of the total voting power of the equity securities of the Company, or any merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company (or any Subsidiary of the Company whose business constitutes fifteen percent (15%) or more of the net revenues, net income or assets of the Company and its Subsidiaries, taken as a whole), in each case that would require the Company to abandon the transactions contemplated hereby or (iv) any issuance or sale or other disposition (including by way of merger, reorganization, division, consolidation, share exchange, business combination, recapitalization or other similar transaction) of fifteen percent (15%) or more of the total voting power of the equity securities of the Company in a transaction that would require the Company to abandon the transactions contemplated hereby; provided that, for the avoidance of doubt, no Permitted Financing shall constitute an Acquisition Proposal.
Section 7.06 Employee Benefits Matters.
(a) Parent shall, or shall cause the Surviving Corporation and each of its Subsidiaries, as applicable, to provide the employees of the Company who remain employed immediately after the Effective Time (the “Continuing Employees”) credit for purposes of eligibility to participate, vesting and determining the level of benefits, as applicable, under any Employee Benefit Plan established or maintained by the Surviving Corporation or any of its Subsidiaries (excluding any retiree health plans or programs or defined benefit retirement plans or programs) for service accrued or deemed accrued prior to the Effective Time with the Company; provided, however, that such crediting of service shall not operate to duplicate any benefit or the funding of any such benefit. In addition, Parent shall use reasonable best efforts to (i) cause to be waived any eligibility waiting periods, any evidence of insurability requirements and the application of any pre-existing condition limitations under each of the Employee Benefit Plans established or maintained by the Surviving Corporation or any of its Subsidiaries that cover the Continuing Employees or their dependents, and (ii) cause any eligible expenses incurred by any Continuing Employee and his or her covered dependents, during the portion of the plan year in which the

Closing occurs, under those health and welfare benefit plans in which such Continuing Employee currently participates to be taken into account under those health and welfare benefit plans in which such Continuing Employee participates subsequent to the Closing Date for purposes of satisfying all deductible, coinsurance, and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year. Following the Closing, the Surviving Corporation will honor all accrued but unused vacation and other paid time off of the Continuing Employees that existed immediately prior to the Closing with respect to the calendar year in which the Closing occurs. As a condition to Parent’s obligations under this Section 7.06(a), the Company shall provide Parent or its designee with all information reasonably requested and necessary to allow Parent or its designee to comply with such obligations.
(b) The Company shall cause all notices to be timely provided to each optionee under the Company Equity Incentive Plan as required by the Company Equity Incentive Plan.
(c) The provisions of this Section 7.06 are solely for the benefit of the parties to the Agreement, and nothing contained in this Agreement, express or implied, shall confer upon any Continuing Employee or legal representative or beneficiary or dependent thereof, or any other person, any rights or remedies of any nature or kind whatsoever under or by reason of this Agreement, whether as a third-party beneficiary or otherwise, including, without limitation, any right to employment or continued employment for any specified period, or level of compensation or benefits. Nothing contained in this Agreement, express or implied, shall constitute an amendment or modification of any Employee Benefit Plan or other employee benefit arrangement or shall require the Company, Parent, the Surviving Corporation or any of its subsidiaries to continue any Plan or other employee benefit arrangements, or prevent their amendment, modification or termination.
Section 7.07 Directors’ and Officers’ Indemnification.
(a) The certificate of incorporation of the Surviving Corporation shall each contain provisions no less favorable with respect to indemnification, advancement or expense reimbursement than are set forth in the Company Organizational Documents, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would affect adversely the rights thereunder of individuals who, at or prior to the Effective Time, were directors, officers, employees, fiduciaries or agents of the Company, unless such modification shall be required by applicable Law. From and after the Effective Time, Parent agrees that it shall indemnify and hold harmless each present and former director and officer of the Company against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to matters existing or occurring at or prior to the Effective Time whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent that the Company would have been permitted under applicable Law and the Company Charter in effect on the date of this Agreement to indemnify such person (including the advancing of expenses as incurred to the fullest extent permitted under applicable Law).
(b) For a period of six (6) years from the Effective Time, Parent shall maintain in effect directors’ and officers’ liability insurance covering those persons who are currently covered by the Company’s directors’ and officers’ liability insurance policy (true, correct and complete copies of which have been heretofore made available to Parent or its agents or Representatives in the Virtual Data Room) on terms not less favorable than the terms of such current insurance coverage, except that in no event shall Parent be required to pay an annual premium for such insurance in excess of 300% of the aggregate annual premium payable by the Company for such insurance policy for the year ended December 31, 2021 (the “Maximum Annual Premium”); provided, however, that (i) Parent may cause coverage to be extended under the current directors’ and officers’ liability insurance by obtaining a six (6)-year “tail” policy containing terms not less favorable than the terms of such current insurance coverage with respect to claims existing or occurring at or prior to the Effective Time and (ii) if any claim is asserted or made within such six (6)-year period, any insurance required to be maintained under this Section 7.07(b) shall be continued in respect of such claim until the final disposition thereof.
(c) On the Closing Date, to the extent not already entered into, Parent shall enter into customary indemnification agreements reasonably satisfactory to each of the Company and Parent with the post-Closing directors and officers of Parent, which indemnification agreements shall continue to be effective following the Closing.

Section 7.08 Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of any event which a party becomes aware of between the date of this Agreement and the Closing (or the earlier termination of this Agreement in accordance with Article IX), the occurrence, or non-occurrence of which causes or would reasonably be expected to cause any of the conditions set forth in Article VIII to fail. No such notice shall constitute an acknowledgement or admission by the Party providing the notice regarding whether or not any of the conditions to the Closing have been satisfied or in determining whether or not any of the representations, warranties, or covenants contained in this Agreement have been breached.
Section 7.09 Further Action; Reasonable Best Efforts.
(a) Upon the terms and subject to the conditions of this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, appropriate action, and to do, or cause to be done, such things as are necessary, proper or advisable under applicable Laws or otherwise, and each shall cooperate with the other, to consummate and make effective the Transactions, including using its reasonable best efforts to obtain all permits, consents, approvals, authorizations, qualifications and orders of, and the expiration or termination of waiting periods by, Governmental Authorities and parties to Contracts with the Company as set forth in Section 4.05 necessary for the consummation of the Transactions and to fulfill the conditions to the Merger. If at any time after the Effective Time further action is necessary or desirable to carry out the purposes of this Agreement, the proper officers and directors of each party shall use their reasonable best efforts to take all such action.
(b) During the Interim Period, each of the parties shall keep each other apprised of the status of matters relating to the Transactions, including promptly notifying the other parties of any communication it or any of its affiliates receives from any Governmental Authority relating to the matters that are the subject of this Agreement and permitting the other parties to review in advance, and to the extent practicable consult about, any proposed communication by such party to any Governmental Authority in connection with the Transactions. During the Interim Period, no party to this Agreement shall agree to participate in any meeting, video or telephone conference, or other communications with any Governmental Authority in respect of any filings, investigation or other inquiry unless it consults with the other parties in advance and, to the extent permitted by such Governmental Authority, gives the other parties the opportunity to attend and participate at such meeting, conference or other communications. Subject to the terms of the Non-Disclosure Agreement, during the Interim Period, the parties will coordinate and cooperate fully with each other in exchanging such information and providing such assistance as the other parties may reasonably request in connection with the foregoing. Subject to the terms of the Non-Disclosure Agreement, the parties will provide each other with copies of all material correspondence, filings or communications, including any documents, information and data contained therewith, between them or any of their Representatives, on the one hand, and any Governmental Authority, on the other hand, with respect to this Agreement and the Transactions contemplated hereby during the Interim Period. No party shall take or cause to be taken any action before any Governmental Authority that is inconsistent with or intended to delay its action on requests for a consent or the consummation of the Transactions.
(c) During the Interim Period, the Company shall use reasonable best efforts to cause the consummation, effective prior to the Closing, of (a) the Company Preferred Conversion and (b) the conversion of all Company Convertible Notes (other than those issued pursuant to any of the Permitted Financings) outstanding as of immediately prior to the Closing.
(d) Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement, waiver or modification to any Non-Redemption Agreement. Parent shall, upon the Company’s reasonable request, use its reasonable best efforts, subject to the terms and conditions of the applicable Non-Redemption Agreement, to specifically enforce the obligations of the parties thereto as set forth in such Non-Redemption Agreement executed.
(e) Without limiting the generality of the foregoing, Parent shall give the Company reasonably prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any Non-Redemption Agreement known to Parent or (B) of the receipt of any written notice or other written communication from any party to any Non-Redemption Agreement with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any Non-Redemption Agreement of any provisions of any Non-Redemption Agreement.

(f) During the Interim Period, Parent shall use reasonable best efforts to cause holders of Parent Common Stock not to exercise or otherwise waive their Redemption Rights, including by entry into binding non-redemption agreements in a form reasonably acceptable to the Company. Parent shall not enter into any Contracts between Parent or any of its affiliates and any holder of Parent Common Stock or any of its affiliates relating to any such waiver of Redemption Rights without the prior written consent of the Company; provided that the Sponsor shall be expressly permitted to transfer, assign or convey shares of Parent Common Stock beneficially owned by the Sponsor in connection with such Contracts to secure waivers of the Redemption Rights (the “Non-Redemption Agreements”). Parent shall use its reasonable best efforts to cause all counterparties to the Non-Redemption Agreements to adhere to the covenants and obligations of such parties thereto.
(g) Parent shall use reasonable best efforts to cooperate with, and to take, or cause to be taken all such actions that are reasonably requested in writing by the Company and are necessary and proper to effectuate the Specified Financing as of the Closing; provided, that Parent shall not be required to bear any cost or expense, pay any commitment or other fee, incur any liability or obligation, or agree to provide any indemnity in connection with the Specified Financing except to the extent payable or effective only after the consummation of the Closing. Parent shall not, without the prior written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned), permit or consent to any amendment, supplement, waiver or modification to any agreements executed by Parent with respect to the Specified Financing. Parent shall, upon the Company’s reasonable request, use its reasonable best efforts, subject to the terms and conditions of any of the agreements enter into in connection with the Specified Financing, to specifically enforce the obligations of the parties thereto as set forth in such agreements. Without limiting the generality of the foregoing, Parent shall give the Company reasonably prompt written notice: (A) of any breach or default (or any event or circumstance that, with or without notice, lapse of time or both, could give rise to any breach or default) by any party to any agreements entered into in connection with the Specified Financing that are known to Parent or (B) of the receipt of any written notice or other written communication from any party to any agreements entered into in connection with the Specified Financing with respect to any actual, potential, threatened or claimed expiration, lapse, withdrawal, breach, default, termination or repudiation by any party to any agreement entered into in connection with the Specified Financing of any provisions of such agreements.
(h) The Company covenants and agrees that if an Extension is consummated, Company shall promptly reimburse Parent for: (A) 20% of Extension Expenses, with such Company liability not to exceed $160,000, or (B) (1) 100% of Extension Expenses if the Company fails to deliver the Reviewed Financial Statements, reviewed by the Company’s independent auditor, and the final PCAOB Financial Statements to Parent on or before November 28, 2022, with such Company liability not to exceed in the aggregate $800,000, and (2) documented out-of-pocket legal fees and expenses actually incurred in connection with obtaining the Extension that are outside of any fixed fee arrangements in effect as of the date hereof and are in an amount not to exceed in the aggregate $25,000.
Section 7.10 Public Announcements. The initial press release relating to this Agreement shall be a joint press release, the text of which has been agreed to by each of Parent and the Company. Thereafter, between the date of this Agreement and the Closing Date (or the earlier termination of this Agreement in accordance with Article IX) unless otherwise prohibited by applicable Law or the requirements of the Nasdaq Capital Market, each of Parent and the Company shall consult with each other before issuing any press release or otherwise making any public statements with respect to this Agreement, the Merger or any of the other Transactions, and shall not issue any such press release or make any such public statement without the prior written consent of the other party. Furthermore, nothing contained in this Section 7.10 shall prevent Parent or the Company or its respective affiliates from furnishing customary or other reasonable information concerning the Transactions to their investors and prospective investors that is substantively consistent with public statements previously consented to by the other party in accordance with this Section 7.10.
Section 7.11 Tax Matters.
(a) None of the parties hereto shall (and each shall cause its affiliates not to) take, agree to take, or cause to be taken (or fail to take or cause to be taken) any action, which action (or failure to act), whether before or after the Effective Time, would reasonably be expected to prevent or impede the Merger from qualifying for the Intended Tax Treatment.

(b) For U.S. federal and applicable state income Tax purposes, the parties hereto intend that the Merger shall qualify as a “reorganization” within the meaning of Section 368(a) of the Code and the Treasury Regulations promulgated thereunder, and that this Agreement shall constitute, and the parties hereto hereby adopt this Agreement as, a “plan of reorganization” within the meaning of Treasury Regulations Sections 1.368-2(g) and 1.368-3(a). The parties hereto shall prepare and file all Tax Returns and otherwise report the Merger consistent with the Intended Tax Treatment, including attaching the statement described in Treasury Regulations Section 1.368-3(a) on or with their Tax Returns for the Tax year of the Merger, unless otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Code. Each party hereto shall promptly notify the other party in writing of any challenge to the Intended Tax Treatment by any Governmental Authority.
(c) Each party hereto shall promptly notify the other party in writing if, before the Closing, such party knows or has reason to believe that the Merger may not qualify for the Intended Tax Treatment (and whether the terms of this Agreement could be reasonably amended in order to facilitate the Merger qualifying for the Intended Tax Treatment). In the event either (i) Parent or the Company seeks a Tax opinion from its respective Tax advisor regarding the Intended Tax Treatment or (ii) the SEC requests or requires such Tax opinion, each party hereto shall use reasonable efforts to execute and deliver customary Tax representation letters as the applicable Tax advisor may reasonably request in form and substance reasonably satisfactory to such Tax advisor. In the event the SEC requests or requires a Tax opinion with respect to the Merger, Parent shall use commercially reasonable efforts to cause ArentFox Schiff LLP to deliver such Tax opinion, subject to customary assumptions and limitations, to Parent and the Company.
(d) At or prior to the Closing, the Company shall deliver to Parent in a form reasonably acceptable to Parent a properly executed certificate, dated as of the Closing Date, conforming to the requirements of Treasury Regulations Sections 1.1445-2(c)(3) and 1.897-2(h), together with a properly executed notice to the IRS (which shall be timely filed by Parent with the IRS following the Closing); provided, however, that if the Company fails to deliver such certificate and notice, the sole remedy of Parent and Merger Sub, as applicable, shall be to withhold from the Per Share Merger Consideration to the extent required by Section 1445 of the Code.
(e) Parent shall pay all transfer, documentary, sales, use, stamp, registration, value added or other similar Taxes incurred in connection with the Transactions (collectively, the “Transfer Taxes”) and file all necessary Tax Returns with respect to all Transfer Taxes, and, if required by applicable Law, the parties hereto shall, and shall cause their respective affiliates to, join in the execution of any such Tax Returns. Notwithstanding any other provision of this Agreement, the parties hereto shall (and shall cause their respective Affiliates to) cooperate in good faith to minimize, to the extent permissible under applicable Law, the amount of any such Transfer Taxes.
Section 7.12 Stock Exchange Listing. Parent will use its reasonable best efforts to cause the Parent Common Stock issued in connection with the Transactions to be approved for listing on the Nasdaq Capital Market at the Closing, including by filing a listing application (the “Listing Application”) and by promptly responding to any comments on the Listing Application provided by the Nasdaq Capital Market. During the period from the date hereof until the Closing, Parent shall use its reasonable best efforts to keep the Parent Common Stock, Parent Rights and Parent Warrants listed for trading on the Nasdaq Capital Market.
Section 7.13 Antitrust.
(a) To the extent required under any Laws that are designed to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade, including the HSR Act (“Antitrust Laws”), each party hereto agrees to promptly make any required filing or application under Antitrust Laws, as applicable, and no later than ten (10) Business Days after the date of this Agreement, the Company and Parent each shall file (or cause to be filed) with the Antitrust Division of the U.S. Department of Justice and the U.S. Federal Trade Commission a Notification and Report Form as required by the HSR Act. The parties hereto agree to supply as promptly as reasonably practicable any additional information and documentary material that may reasonably be requested pursuant to Antitrust Laws and to take all other actions necessary, proper or advisable to cause the expiration or termination of the applicable waiting periods or obtain required approvals, as applicable under Antitrust Laws as soon as practicable, including by requesting early termination of the waiting period provided for under the HSR Act.
(b) During the Interim Period, Parent and the Company each shall, in connection with its efforts to obtain all requisite approvals and expiration or termination of waiting periods for the Transactions under any Antitrust

Law, use its reasonable best efforts to: (i) cooperate in all respects with each other party or its affiliates in connection with any filing or submission and in connection with any investigation or other inquiry, including any proceeding initiated by a private person; (ii) keep the other reasonably informed of any communication received by such party from, or given by such party to, any Governmental Authority and of any communication received or given in connection with any proceeding by a private person, in each case regarding any of the Transactions, and promptly furnish the other with copies of all such written communications; (iii) permit the other to review in advance any written communication to be given by it to, and consult with each other in advance of any meeting or conference with, any Governmental Authority or, in connection with any proceeding by a private person, with any other person, and to the extent permitted by such Governmental Authority or other person, give the other party the opportunity to attend and participate in such meetings and conferences; (iv) in the event a party is prohibited from participating in or attending any meetings or conferences, the other shall keep such party promptly and reasonably apprised with respect thereto; and (v) use reasonable best efforts to cooperate in the filing of any memoranda, white papers, filings, correspondence or other written communications explaining or defending the Transactions, articulating any regulatory or competitive argument, or responding to requests or objections made by any Governmental Authority; provided that materials required to be provided pursuant to this Section 7.13(b) may be limited to outside counsel and may be redacted (i) to remove references to the valuation of the Company, and (ii) as necessary to comply with contractual arrangements.
(c) No party hereto shall take any action that could reasonably be expected to adversely affect or materially delay the approval of any Governmental Authority, or the expiration or termination of any waiting period of any required filings or applications under Antitrust Laws, including by agreeing to merge with or acquire any other person or acquire a substantial portion of the assets of or equity in any other person. The parties hereto further covenant and agree, with respect to a threatened or pending preliminary or permanent injunction or other order, decree or ruling or statute, rule, regulation or executive order that would adversely affect the ability of the parties to consummate the Transactions, to use reasonable best efforts to prevent or lift the entry, enactment or promulgation thereof, as the case may be.
Section 7.14 Trust Account. As of the Effective Time, the obligations of Parent to dissolve or liquidate within a specified time period as contained in the Parent Certificate of Incorporation will be terminated and Parent shall have no obligation whatsoever to dissolve and liquidate the assets of Parent by reason of the consummation of the Merger or otherwise, and, except to the extent they elect to redeem their shares of Parent Common Stock in connection with the Merger pursuant to the Parent Organizational Documents, no stockholder of Parent shall be entitled to receive any amount from the Trust Account; provided that the foregoing shall not modify or restrict the obligations of Parent to consummate the redemption of any shares of Parent Common Stock pursuant to a valid exercise of Redemption Rights prior to the Effective Time in accordance with the Parent Organizational Documents. At least forty-eight (48) hours prior to the Effective Time, Parent shall provide notice to the Trustee in accordance with the Trust Agreement and shall deliver any other documents, opinions or notices required to be delivered to the Trustee pursuant to the Trust Agreement and cause the Trustee prior to the Effective Time to, and the Trustee shall thereupon be obligated to, transfer all funds held in the Trust Account to Parent (other than funds required to be paid from the Trust Account to stockholders of the Parent that elected to redeem their shares of Parent Common Stock in connection with the Merger pursuant to the Parent Organizational Documents pursuant to the Trust Agreement) (to be held as available cash on the balance sheet of Parent, and to be used to pay (a) as and when due all amounts payable to the stockholders of Parent holding shares of Parent Common Stock in the event they elect to redeem their Parent Common Stock pursuant to the Parent Organizational Documents, (b) any Outstanding Transaction Expenses payable by Parent on the Closing Date pursuant to Section 3.04 or (c) for working capital and other general corporate purposes of the business following the Closing) and thereafter shall cause the Trust Account and the Trust Agreement to terminate.
Section 7.15 Directors. Parent and the Company shall take all necessary action so that immediately after the Effective Time, the Parent Board is comprised the individuals designated by Parent and the Company pursuant to Section 2.05(b).
Section 7.16 Equity Incentive Plan. Prior to the Closing and effective as of the Closing, Parent will adopt the Parent Equity Incentive Plan.
Section 7.17 Related Party Agreements. Prior to the Closing, the Company shall use commercially reasonable efforts to terminate, or cause to be terminated, all Contracts set forth in Section 7.17(a) of the Company Disclosure Schedule and any other material Contracts between the Company and any of its directors, officers or holder of more than ten percent (10%) of the Capital Stock (assuming the full conversion or exercise of all Company Securities held by such person), or any immediate family member of any of the foregoing (whether directly or indirectly through an affiliate of such person) (a “Related Party”) or that would otherwise be required to be disclosed pursuant to Item 404 of Regulation S-K without any liability to the Company, other than ordinary course agreements relating to director and employee compensation and benefits or as set forth on Section 7.17(b) of the Company Disclosure Schedule.
Section 7.18 Parent Cash on Hand Calculation.
(a) Prior to the Closing, Parent shall prepare and deliver to the Company a report signed by either of Parent’s Chief Executive Officer or Chief Financial Officer setting forth Parent’s good-faith calculation of the Parent Cash on Hand (the “Parent Cash on Hand Calculation”), along with reasonable supporting details and documentation demonstrating the calculation of each component thereof (together with invoices for all Outstanding Parent Transaction Expenses) and any additional information reasonably requested by the Company in connection with its review of the Parent Cash on Hand Calculation. Parent shall, and shall cause its Representatives to, cooperate with the Company in connection with the Company’s review of the Parent Cash on Hand Calculation and its components, including providing the Company and its accountants and other representatives reasonable access during business hours to books, records and other materials of Parent and its Representatives used in the preparation of all such materials, as well as the relevant employees of Parent, and considering in good faith any reasonable comments from Parent with respect to the amounts and calculations contained in the Parent Cash on Hand Calculation. The parties shall use commercially reasonable efforts to resolve in good faith any disagreement with respect to the Parent Cash on Hand Calculation prior to the Closing. The Parent Cash on Hand Calculation shall be prepared in accordance with GAAP and the terms of this Agreement, including the definitions of Parent Cash on Hand and Outstanding Parent Transaction Expenses (as applicable). The Parent Cash on Hand and Outstanding Parent Transaction Expenses set forth in the Parent Cash on Hand Calculation shall be deemed final as of the Closing and shall not be subject to adjustment thereafter.
(b) If, after the Parent Stockholders’ Meeting the Parent Cash on Hand is less than the Minimum Cash Amount, then, at or prior to the Closing, Parent shall, notwithstanding anything contained herein to the contrary, have the right (but not the obligation) to purchase or sell to any other person additional shares of Parent Common Stock (A) that have the same rights, privileges and preferences as the shares of Parent Common Stock to be issued to the stockholders of the Company pursuant to the terms of this Agreement (with no additional securities or economic inducements, except or as otherwise expressly consented to by the Company in advance of such issuance) and (B) at a price per share not less than the price per share of Parent Common Stock issued in the Private Placements (such additional private placement, the “Additional Financings”) up to the amount that would cause the Parent Cash on Hand to be at least equal to the Minimum Cash Amount; provided that, (I) any Additional Financings that would cause the Parent Cash on Hand to exceed the Minimum Cash Amount shall be agreed upon by Parent and the Company, or (II) solely during the period of time following the Redemption Date and prior to the Closing, certain agreements to incentivize holders of Parent Common Stock to either unwind or facilitate the unwinding of their respective exercise of applicable Redemption Rights.
(c) Without limiting the generality of the foregoing, subject to Section 3.07 the parties acknowledge and agree that additional financial inducement may be necessary or desirable to cause the Parent Cash on Hand to be at least equal to the Minimum Cash Amount.
(i) In the event that the Company reasonably determines that issuance of additional shares of Parent Common Stock to investors or redeeming stockholders is reasonably required to cause the Parent Cash on Hand to be at least equal to the Minimum Cash Amount, upon the written request of the Company: (A) Parent shall cause Sponsor to agree to irrevocably forfeit and cancel a number of Incentive Sponsor Shares (the “Forfeited Shares”) equal to eighty percent (80%) of the aggregate financial inducement being entered into (provided such aggregate amount forfeited pursuant to this Section 7.18(c)(i) shall not exceed 1,040,000 Incentive Sponsor Shares (the “Sponsor Cap”)), and (B) that the Company Reference Value shall be reduced by an amount (the “Company Incentive Amount”) equal to twenty percent (20%) of the aggregate amount of the financial inducement being offered pursuant to this Section 7.18(c)(i); and
(ii) If the number of Forfeited Shares cancelled pursuant to Section 7.18(c)(i) is equal to the Sponsor Cap and the parties mutually agree that issuance of additional shares of Parent Common Stock to investors or redeeming stockholders is reasonably required to cause the Parent Cash on Hand to be at least equal to the Minimum Cash Amount: (A) Parent shall cause Sponsor to agree to irrevocably forfeit and cancel a number of Incentive Sponsor Shares equal to fifty percent (50%) of the aggregate incremental financial inducement, and (b) that the Company Reference Value shall be reduced by an amount (the “Incremental Company Incentive Amount” and, together with the Company Incentive Amount, the “Aggregate Company Incentive Amount”) equal to fifty percent (50%) of the aggregate amount of the incremental financial inducement being offered pursuant to this Section 7.18(c)(ii).
The price per share of any financial inducement shall not be less than the price per share of Parent Common Stock issued in the Private Placements unless agreed upon with the prior written consent of both the Company and of the Sponsor. All shares of Parent Common Stock to be issued pursuant to this Section 7.18(c) shall only be issued at the Effective Time.
Section 7.19 PCAOB Audited Financials. The Company shall use commercially reasonable efforts to deliver to Parent as promptly as practicable after the date hereof true and complete copies: (i) the final audited consolidated balance sheet of the Company as of December 31, 2021 and December 31, 2020, and the related audited consolidated statements of income, changes in shareholder equity, and cash flows of the Company for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB (collectively, the “PCAOB Audited Financials”) and (ii) unaudited financial statements, including consolidated balance sheets and consolidated statements of income, changes in shareholder equity, and cash flows, of the Company as at and for the nine-months ended December 31, 2022, in each case, prepared in accordance with GAAP and Regulation S-X (the “Reviewed Interim Financial Statements”). The Company shall use commercially reasonable efforts to deliver to Parent as promptly as practicable after December 31, 2022 true and complete copies the final audited consolidated balance sheet of the Company as of December 31, 2022 and December 31, 2021, and the related audited consolidated statements of income, changes in shareholder equity, and cash flows of the Company for the years then ended, in each case, prepared in accordance with GAAP and Regulation S-X and audited in accordance with the auditing standards of the PCAOB.
ARTICLE VIII
CONDITIONS TO THE MERGER
Section 8.01 Conditions to the Obligations of Each Party. The obligations of the Company, Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following conditions:
(a) Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.
(b) Parent Stockholders’ Approval. The Required Parent Stockholder Approval shall have been obtained in accordance with the Proxy Statement, the DGCL, the Parent Organizational Documents and the rules and regulations of the Nasdaq Capital Market.
(c) No Order. No Governmental Authority shall have enacted, issued, promulgated, enforced or entered any Law, rule, regulation, judgment, decree, executive order or award which is then in effect and has the effect of making the Transactions, including the Merger, illegal or otherwise prohibiting consummation of the Transactions, including the Merger.
(d)  Antitrust Approvals and Waiting Periods. All required filings under the HSR Act shall have been completed and any applicable waiting period (and any extension thereof) applicable to the consummation of the Transactions under the HSR Act shall have expired or been terminated.
(e) Governmental Consents. All consents, approvals and authorizations set forth on Section 8.01(e) of the Company Disclosure Schedule, shall have been obtained from and made with all applicable Governmental Authorities.
(f) Registration Statement. The Registration Statement shall have been declared effective under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall be in effect, and no proceedings for purposes of suspending the effectiveness of the Registration Statement shall have been initiated or be threatened by the SEC.
(g) Parent Net Tangible Assets. Parent shall have at least $5,000,001 of net tangible assets following the exercise of Redemption Rights in accordance with the Parent Organizational Documents.
(h) Non-Redemption Agreements. The parties to any Non-Redemption Agreements entered into prior to Closing shall deliver or cause to be delivered to Parent copies of the Non-Redemption Agreements duly executed by all such parties and shall be in full force and effect as of the Closing.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to the Closing of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of the Company contained in (i) Section 4.01 (Organization and Qualification; Subsidiaries) and Section 4.04 (Authority Relative to this Agreement) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein), except to the extent of any changes that reflect actions permitted in accordance with Section 6.01 of this Agreement and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 4.03 (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions constituting Permitted Financings and any other actions permitted in accordance with Section 6.01 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (iii) all other representations and warranties of the Company set forth in Article IV shall be true and correct (without giving any effect to any limitation as to “materiality” or “Company Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Company Material Adverse Effect.
(b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c) Material Adverse Effect. Since the date hereof, there shall not have occurred any Company Material Adverse Effect that is continuing on the Closing Date.
(d) Officer’s Certificate. The Company shall have delivered to Parent a certificate (the “Company Officer’s Certificate”), dated as of the Closing Date, signed by an officer of the Company, certifying as to the satisfaction of the conditions specified in Section 8.02(a) and Section 8.02(b) and Section 8.02(c).
(e) Lock-Up Agreements. The stockholders of the Company listed in Section 8.02(e) of the Company Disclosure Schedule shall have delivered, or have caused to be delivered, to Parent duly executed copies of the Lock-Up Agreements.
(f) Closing Deliverables. The Company will have delivered, or stand ready at the Closing to deliver, to Parent the closing deliveries required to be delivered by the Company pursuant to Section 2.06(a).
Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Transactions, including the Merger, are subject to the satisfaction or waiver (where permissible) at or prior to Closing of the following additional conditions:
(a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in (i) Section 5.01 (Corporation Organization) and Section 5.04 (Authority Relative to this Agreement) shall each be true and correct in all material respects as of the date hereof and as of the Closing Date as though made on and as of such date (without giving effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein), except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 of this Agreement and except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date, (ii) Section 5.03 (Capitalization) shall be true and correct in all respects except for de minimis inaccuracies as of the date hereof and as of the Closing Date as though made on and as of such date (except to the extent of any changes that reflect actions permitted in accordance with Section 6.02 of this Agreement and except to the extent that any such representation or warranty expressly is made as of an earlier date, in which case such representation and warranty shall be true and correct as of such specified date) and (iii) other representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct (without giving any effect to any limitation as to “materiality” or “Parent Material Adverse Effect” or any similar limitation set forth therein) in all respects as of the date hereof and as of the Closing Date, as though made on and as of such date, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be true and correct as of such earlier date and (B) where the failure of such representations and warranties to be true and correct (whether as of the Closing Date or such earlier date), taken as a whole, does not result in a Parent Material Adverse Effect.
(b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time.
(c) Material Adverse Effect. Since the date hereof, there shall not have occurred any Parent Material Adverse Effect that is continuing on the Closing Date.
(d) Officer’s Certificate. Parent shall have delivered to the Company a certificate, dated as of the Closing Date, signed by an officer of Parent, certifying as to the satisfaction of the conditions specified in Section 8.02(a), Section 8.02(b) and Section 8.02(c).
(e) Stock Exchange Listing. The shares of Parent Common Stock shall be listed on the Nasdaq Capital Market as of the Closing Date, the Listing Application shall have been approved, and Parent shall not have received any notice of non-compliance with any applicable initial and continuing listing requirements of the Nasdaq Capital Market.
(f) Closing Deliverables. Parent will have delivered, or stand ready at the Closing to deliver, to the Company the closing deliveries required to be delivered by Parent pursuant to Section 2.06(b).
(g) Minimum Cash Amount. The Parent Cash on Hand shall not be less than the Minimum Cash Amount.
ARTICLE IX
TERMINATION, AMENDMENT AND WAIVER
Section 9.01 Termination. This Agreement may be terminated and the Merger and the other Transactions may be abandoned at any time prior to the Effective Time, notwithstanding any requisite approval and adoption of this Agreement and the Transactions by the stockholders of the Company or Parent, as follows:
(a) by mutual written consent of Parent and the Company;
(b) by written notice from either Parent or the Company to the other if the Effective Time shall not have occurred prior to September 21, 2023 (such date, as may be so extended, the “Outside Date”); provided however, that this Agreement may not be terminated under this Section 9.01(b) by or on behalf of any party that either directly or indirectly through its affiliates is in material breach or violation of any representation, warranty, covenant, agreement or obligation contained herein and such material breach or violation is the principal cause of the failure of a condition set forth in Article VIII on or prior to the Outside Date;
(c) by written notice from either Parent or the Company to the other if any Governmental Authority in the United States shall have enacted, issued, promulgated, enforced or entered any injunction, order, decree or ruling (whether temporary, preliminary or permanent) which has become final and nonappealable and has the effect of making consummation of the Transactions, including the Merger, illegal or otherwise preventing or prohibiting consummation of the Transactions;
(d) by written notice from either Parent or the Company to the other if Parent shall have failed to obtain the Parent Stockholder Approval at the Parent Stockholders’ Meeting (subject to any adjournment or recess of the meeting);
(e) by written notice from Parent to the Company if the Stockholder Support Agreements were not delivered by a number of Company stockholders sufficient to deliver the Company Stockholder Approval within twenty-four (24) hours of the execution and delivery of this Agreement; provided, however, that if the Stockholder Support Agreements by such number of holders have been delivered, Parent may not terminate this Agreement pursuant to this Section 9.01(e);

(f) by written notice from Parent to the Company if the Company shall have failed to obtain the Company Stockholder Approval within five (5) Business Days after the Registration Statement becomes effective; provided, however, that if the Written Consent evidencing the Requisite Approval has been obtained, Parent may not terminate this Agreement pursuant to this Section 9.01(f);
(g) by written notice from Parent to the Company upon a material breach of any representation, warranty, covenant or agreement on the part of the Company set forth in this Agreement, or if any representation or warranty of the Company shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied (“Terminating Company Breach”); provided that Parent has not waived such Terminating Company Breach and Parent and Merger Sub are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that if such Terminating Company Breach is curable by the Company, Parent may not terminate this Agreement under this Section 9.01(g) for so long as the Company continues to exercise its reasonable efforts to cure such breach, unless such material breach is not cured within thirty (30) days after notice of such breach is provided by Parent to the Company;
(h) by written notice from the Company to Parent upon a material breach of any representation, warranty, covenant or agreement on the part of Parent and Merger Sub set forth in this Agreement, or if any representation or warranty of Parent and Merger Sub shall have become untrue, in either case such that the conditions set forth in Section 8.02(a) and Section 8.02(b) would not be satisfied (“Terminating Parent Breach”); provided that the Company has not waived such Terminating Parent Breach and the Company are not then in material breach of their representations, warranties, covenants or agreements in this Agreement; provided, further, that if such Terminating Parent Breach is curable by Parent and Merger Sub, the Company may not terminate this Agreement under this Section 9.01(h) for so long as Parent and Merger Sub continue to exercise their reasonable efforts to cure such breach, unless such material breach is not cured within thirty (30) days after notice of such breach is provided by the Company to Parent.
Section 9.02 Effect of Termination. In the event of the termination of this Agreement pursuant to Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability on the part of any party hereto or its respective affiliates, officers, directors, employees or stockholders, other than liability of any party hereto for any Willful Breach of this Agreement by such party occurring prior to such termination subject to Section 6.03.
Section 9.03 Amendment. This Agreement may be amended in writing by the parties hereto at any time prior to the Effective Time. This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.
Section 9.04 Waiver. At any time prior to the Effective Time, (i) Parent may (a) extend the time for the performance of any obligation or other act of the Company, (b) waive any inaccuracy in the representations and warranties of the Company contained herein or in any document delivered by the Company pursuant hereto and (c) waive compliance with any agreement of the Company or any condition to its own obligations contained herein and (ii) the Company may (a) extend the time for the performance of any obligation or other act of Parent or Merger Sub, (b) waive any inaccuracy in the representations and warranties of Parent or Merger Sub contained herein or in any document delivered by Parent or Merger Sub pursuant hereto and (c) waive compliance with any agreement of Parent or Merger Sub or any condition to its own obligations contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege.

ARTICLE X
GENERAL PROVISIONS
Section 10.01 Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by email or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.01):
if to Parent or Merger Sub:

NorthView Acquisition Corp.
207 West 25th St, 9th Floor New York, NY 10001
Attention: Jack Stover
Email: jstover@comcast.net

with a copy to:

ArentFox Schiff LLP
1717 K Street NW
Suite 700
Washington, DC 20006
Attention: Ralph V. De Martino
Email: ralph.demartino@afslaw.com

if to the Company:

Profusa, Inc.
345 Allerton Ave.
South San Francisco, CA 94080
Attention: Ben Hwang
Email: ben.hwang@profusa.com

with a copy to:

Sidley Austin LLP
1999 Avenue of the Stars, 17th floor
Los Angeles, CA 90067
Attention: Mehdi Khodadad; Matthew Stoker
Email: mkhodadad@sidley.com;
mstoker@sidley.com
Section 10.02 Nonsurvival of Representations, Warranties and Covenants. None of the representations, warranties, covenants, obligations or other agreements in this Agreement or in any certificate, statement or instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants, obligations, agreements and other provisions, shall survive the Closing and all such representations, warranties, covenants, obligations or other agreements shall terminate and expire upon the occurrence of the Closing (and there shall be no liability after the Closing in respect thereof), except for (a) those covenants and agreements contained herein that by their terms expressly apply in whole or in part after the Closing and then only with respect to any breaches occurring after the Closing and (b) this Article X and any corresponding definitions set forth in Article I.
Section 10.03 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Transactions be consummated as originally contemplated to the fullest extent possible.
Section 10.04 Entire Agreement; Assignment. This Agreement and the Ancillary Agreements constitute the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and undertakings, both written and oral, among the parties, or any of them, with respect to the subject matter hereof, except for the Non-Disclosure Agreement or as set forth in Section 7.04(b). This Agreement shall not be assigned (whether pursuant to a merger, by operation of law or otherwise) by any party without the prior express written consent of the other parties hereto.
Section 10.05 Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, other than Section 7.08 (which is intended to be for the benefit of the persons covered thereby and may be enforced by such persons).
Section 10.06 Governing Law. This Agreement shall be governed by, and construed in accordance with, the Laws of the State of Delaware applicable to contracts executed in and to be performed in that State. All legal actions and proceedings arising out of or relating to this Agreement shall be heard and determined exclusively in any Delaware Chancery Court; provided that, if jurisdiction is not then available in the Delaware Chancery Court, then any such legal Action may be brought in any federal court located in the State of Delaware or any other Delaware state court. The parties hereto hereby (a) irrevocably submit to the exclusive jurisdiction of the aforesaid courts for themselves and with respect to their respective properties for the purpose of any Action arising out of or relating to this Agreement brought by any party hereto, and (b) agree not to commence any Action relating thereto except in the courts described above in Delaware, other than Actions in any court of competent jurisdiction to enforce any judgment, decree or award rendered by any such court in Delaware as described herein. Each of the parties further agrees that notice as provided herein shall constitute sufficient service of process and the parties further waive any argument that such service is insufficient. Each of the parties hereby irrevocably and unconditionally waives, and agrees not to assert, by way of motion or as a defense, counterclaim or otherwise, in any Action arising out of or relating to this Agreement or the transactions contemplated hereby, (a) any claim that it is not personally subject to the jurisdiction of the courts in Delaware as described herein for any reason, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise) and (c) that (i) the Action in any such court is brought in an inconvenient forum, (ii) the venue of such Action is improper or (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.
Section 10.07 Waiver of Jury Trial. Each of the parties hereto hereby waives to the fullest extent permitted by applicable Law any right it may have to a trial by jury with respect to any litigation directly or indirectly arising out of, under or in connection with this Agreement or the Transactions. Each of the parties hereto (a) certifies that no representative, agent or attorney of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce that foregoing waiver and (b) acknowledges that it and the other hereto have been induced to enter into this Agreement and the Transactions, as applicable, by, among other things, the mutual waivers and certifications in this Section 10.07.
Section 10.08 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.
Section 10.09 Counterparts; Electronic Delivery. This Agreement and each other Transaction Document may be executed and delivered (including by facsimile or portable document format (pdf) transmission) in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. Delivery by email to counsel for the other parties of a counterpart executed by a party shall be deemed to meet the requirements of the previous sentence.
Section 10.10 Specific Performance. The parties agree that irreparable damage would occur if any provision of this Agreement were not performed in accordance with the terms hereof, and, accordingly, that the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement or to enforce specifically the performance of the terms and provisions hereof (including the parties’ obligation to consummate the Merger) in the Court of

Chancery of the State of Delaware or, if that court does not have jurisdiction, any court of the United States located in the State of Delaware without proof of actual damages or otherwise, in addition to any other remedy to which they are entitled at law or in equity as expressly permitted in this Agreement. Each of the parties hereby further waives (a) any defense in any action for specific performance that a remedy at law would be adequate and (b) any requirement under any Law to post security or a bond as a prerequisite to obtaining equitable relief.
Section 10.11 No Recourse. Except in the case of fraud, all actions, claims, obligations, liabilities or causes of actions (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) that may be based upon, in respect of, arise under, out or by reason of, be connected with, or relate in any manner to: (a) this Agreement, (b) the negotiation, execution or performance of this Agreement (including any representation or warranty made in, in connection with, or as an inducement to, this Agreement), (c) any breach of this Agreement and (d) any failure of the Merger to be consummated, may be made only against (and, without prejudice to the rights of any express third party beneficiary to whom rights under this Agreement inure pursuant to Section 10.11), are those solely of the persons that are expressly identified as parties to this Agreement and not against any Nonparty Affiliate (as defined below). Except in the case of fraud, no other person, including any director, officer, employee, incorporator, member, partner, manager, stockholder, optionholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to, any party to this Agreement, or any director, officer, employee, incorporator, member, partner, manager, stockholder, affiliate, agent, attorney or representative of, or any financial advisor or lender to (each of the foregoing, a “Nonparty Affiliate”) any of the foregoing shall have any liabilities (whether in contract or in tort, in law or in equity, or granted by statute whether by or through attempted piercing of the corporate, limited partnership or limited liability company veil) for any claims, causes of action, obligations or liabilities arising under, out of, in connection with or related in any manner to the items in the immediately preceding clauses (a) through (d) and each party, on behalf of itself and its affiliates, hereby irrevocably releases and forever discharges each of the Nonparty Affiliate from any such liability or obligation.
[Signature Page Follows]

IN WITNESS WHEREOF, Parent, Merger Sub, and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.
NORTHVIEW ACQUISITION CORP.

By:	/s/ Jack E. Stover
	Name:	Jack E. Stover
	Title:	CEO and Co-Founder

NV PROFUSA MERGER SUB, INC.

By:	/s/ Jack E. Stover
	Name:	Jack E. Stover
	Title:	President and CEO

PROFUSA, INC.

By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	Chief Executive Officer

Exhibit A

Form of Amended and Restated Registration Rights Agreement

AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT
THIS AMENDED AND RESTATED REGISTRATION RIGHTS AGREEMENT (this “Agreement”), dated as of November [  ], 2022, is made and entered into by and among NorthView Acquisition Corp., a Delaware corporation (the “Company”), NorthView Sponsor I, LLC, a Delaware limited liability company (the “Sponsor”), and the Persons listed on Schedule A and Schedule B hereto (each such party, together with any Person who hereafter becomes a party to this Agreement pursuant to Section 5.2 of this Agreement, a “Holder” and collectively, the “Holders”).
RECITALS
WHEREAS, on December 20, 2021, the Company, the Sponsor, and the other Persons party thereto (each such party, together with the Sponsor, the “Existing Holders”) entered into that certain Registration Rights Agreement (the “Existing Registration Rights Agreement”), pursuant to which the Company granted to the Existing Holders certain registration rights with respect to certain securities of the Company held by the Existing Holders;
WHEREAS, on April 22, 2021, the Company and the Sponsor entered into certain securities subscription agreements pursuant to which the Sponsor purchased an aggregate of 5,175,000 shares of common stock of the Company (the “Common Stock” and such shares, the “Founder Shares”);
WHEREAS, in October 2021, Sponsor forfeited 862,500 Founders Shares, resulting in Sponsor holding 4,312,500 Founder Shares;
WHEREAS, on December 20, 2021, and declared a 1.1-for-1 stock dividend resulting in Sponsor holding 4,743,750 (the “Stock Dividend”);
WHEREAS, on December 20, 2021, the Company, the Sponsor, I-Bankers Securities, Inc. (“I-Bankers”), and Dawson James Securities, Inc. (“Dawson James”) entered into those certain Private Placement Warrants Purchase Agreements, pursuant to which the Sponsor, I-Bankers and Dawson James purchased an aggregate of 7,347,500 warrants (the “Private Placement Warrants”) at a price of $1.00 per warrant in a private placement transaction occurring simultaneously with the closing of the Company’s initial public offering on December 22, 2021;
WHEREAS, in order to finance the Company’s transaction costs in connection with an intended initial Business Combination (as defined below), the Sponsor, an affiliate of the Sponsor or certain officers and directors of the Company may loan to the Company funds as the Company may require, of which up to $1,500,000 of such loans may be convertible into warrants (the “Working Capital Warrants”) at a price of $1.00 per warrant at the option of such lender; and
WHEREAS, concurrently with the execution and delivery of this Agreement, the Company, NV Profusa Merge Sub, Inc., a Delaware corporation and wholly-owned subsidiary of the Company (“Merger Sub”) and Profusa, Inc., a California corporation (“Target”), have entered into that certain Merger Agreement and Plan of Reorganization (the “Merger Agreement”), pursuant to which, among other things, Merger Sub will merge with and into Target, with Target being the surviving corporation as a wholly-owned subsidiary of the Company (the “Merger”);
WHEREAS, the Company is party to certain convertible notes (the “Convertible Notes”), which, among other things, are convertible into the Parent Common Stock as of the Closing of the Merger Agreement pursuant to Section 3.01(b)(v) thereof;
WHEREAS, concurrently with the execution and delivery of this Agreement, the Sponsor, I-Bankers, Dawson James and certain other Holders are entering into a lock-up agreement with the Company (the “Lock-Up Agreement”) pursuant to which, among other things, the Sponsor, I-Bankers, Dawson James and such Holders have agreed not to transfer shares of Common Stock (including shares of Common Stock issued or issuable upon the exercise or conversion of the Private Placement Warrants) for a certain period of time following the Closing, subject to certain exceptions specified therein;
WHEREAS, as of the date hereof, each of the Existing Holders holds the number of shares of Common Stock and the number of Private Placement Warrants set forth opposite such Existing Holder’s name on Schedule A to this Agreement; and

WHEREAS, the Company and the Existing Holders desire to amend and restate the Existing Registration Rights Agreement and enter into this Agreement in order to provide the Holders certain registration rights with respect to the Registrable Securities (as defined below) on the terms and subject to the conditions set forth herein.
NOW, THEREFORE, in consideration of the representations, covenants and agreements contained herein, and certain other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto, intending to be legally bound, hereby agree as follows:
ARTICLE I
DEFINITIONS
1.1 Definitions. Capitalized terms used but not otherwise defined in this Article I or elsewhere in this Agreement shall have the meanings ascribed to such terms in the Merger Agreement.
“Adverse Disclosure” shall mean any public disclosure of material non-public information, which disclosure, in the good faith judgment of the Chief Executive Officer or principal financial officer of the Company, after consultation with counsel to the Company, (a) would be required to be made in any Registration Statement or Prospectus in order for the applicable Registration Statement or Prospectus not to contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements contained therein (in the case of any prospectus and any preliminary prospectus, in the light of the circumstances under which they were made) not misleading, (b) would not be required to be made at such time if the Registration Statement were not being filed, and (c) the Company has a bona fide business purpose for not making such information public.
“Agreement” shall have the meaning given in the Preamble.
“Block Trade” shall mean an offering and/or sale of Registrable Securities by any Holder on a block trade or underwritten basis (whether firm commitment or otherwise) without substantial marketing efforts prior to pricing, including, without limitation, a same day trade, overnight trade or similar transaction, but excluding a variable price reoffer.
“Board” shall mean the board of directors of the Company.
“Closing” shall mean the closing of the Merger in accordance with the terms of the Merger Agreement.
“Commission” shall mean the U.S. Securities and Exchange Commission.
“Common Stock” shall have the meaning given in the Recitals.
“Company” shall have the meaning given in the Preamble.
“Company Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Convertible Notes” shall have the meaning given in the Recitals.
“Demand Registration” shall have the meaning given in subsection 2.1.1.
“Demanding New Holder” shall have the meaning given in subsection 2.1.1.
“Demanding Original Holder” shall have the meaning given in subsection 2.1.1.
“Effective Date” shall have the meaning given in subsection 2.1.1.
“Effectiveness Deadline” shall have the meaning given in subsection 2.1.1.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as it may be amended from time to time.
“Existing Holders” shall have the meaning given in the Recitals.
“Existing Registration Rights Agreement” shall have the meaning given in the Recitals.
“Form S-1” shall have the meaning given in subsection 2.1.1.
“Rule S-1 Shelf” shall have the meaning given in subsection 2.1.1.
“Form S-3 Shelf” shall have the meaning given in subsection 2.1.1.
“Founder Shares” shall have the meaning given in the Recitals and shall be deemed to include the shares of Common Stock issuable upon conversion thereof.

“Holders” shall have the meaning given in the Preamble.
“Lock-Up Agreement” shall have the meaning given in the Preamble.
“Maximum Number of Securities” shall have the meaning given in subsection 2.1.4.
“Merger” shall have the meaning given in the Preamble.
“Merger Agreement” shall have the meaning given in the Preamble.
“Merger Sub” shall have the meaning given in the Preamble.
“Misstatement” shall mean an untrue statement of a material fact or an omission to state a material fact required to be stated in a Registration Statement or Prospectus, or necessary to make the statements in a Registration Statement or Prospectus (in the light of the circumstances under which they were made) not misleading.
“New Holders” shall mean the stockholders and the holders of Convertible Notes of Target set forth on Schedule B hereto and any Permitted Transferee to which any such stockholder or noteholder transfers any Registrable Securities.
“Original Holders” shall mean, collectively, the Existing Holders and any Permitted Transferee to which any Existing Holder transfers any Registrable Securities.
“Permitted Transferees” shall mean any Person to whom a Holder of Registrable Securities is permitted to transfer Registrable Securities prior to the expiration of the lock-up period set forth in the Lock-Up Agreement in accordance with the terms thereof, and to any transferee thereafter.
“Piggyback Registration” shall have the meaning given in subsection 2.2.1.
“Piggyback Registration Rights Holder” shall have the meaning given in subsection 2.2.1.
“Private Placement Warrants” shall have the meaning given in the Recitals.
“Prospectus” shall mean the prospectus included in any Registration Statement, as supplemented by any and all prospectus supplements and as amended by any and all post-effective amendments and including all material incorporated by reference in such prospectus.
“Pro Rata” shall have the meaning given in subsection 2.1.4.
“Registrable Securities” shall mean (a) the shares of Common Stock set forth on Schedule A hereto (which, for the avoidance of doubt, shall include the Founder Shares), (b) the shares of Common Stock issued or issuable upon the exercise of the Private Placement Warrants, (c) any outstanding shares of Common Stock (including any shares of Common Stock issued or issuable upon the exercise of any other equity security of the Company) held by a Holder as of the date of the Closing, (d) any shares of Common Stock issued or issuable upon the exercise of any equity security of the Company issuable upon conversion of any working capital loans in an aggregate amount up to $1,500,000 made to the Company by one or more Holders (including shares of Common Stock issued or issuable upon the exercise of the Working Capital Warrants), (e) the shares of Common Stock issued or issuable upon the conversion of the Convertible Notes and (f) any other equity securities of the Company issued or issuable with respect to any such shares of Common Stock by way of a stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or reorganization; provided, however, that, as to any particular Registrable Security, such securities shall cease to be Registrable Securities when: (i) except for the Registration Statement on Form S-4 to be filed in connection with the Merger, a Registration Statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been sold, transferred, disposed of or exchanged in accordance with such Registration Statement; (ii) such securities shall have been otherwise transferred, new certificates for such securities not bearing a legend restricting further transfer shall have been delivered by the Company and subsequent public distribution of such securities shall not require registration under the Securities Act; (iii) such securities shall have ceased to be outstanding; (iv) such securities may be sold without registration pursuant to Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission) (but with no volume or other restrictions or limitations); or (v) such securities have been sold to, or through, a broker, dealer or underwriter in a public distribution or other public securities transaction.

“Registration” shall mean a registration effected by preparing and filing a registration statement or similar document in compliance with the requirements of the Securities Act, and the applicable rules and regulations promulgated thereunder, and such registration statement becoming effective.
“Registration Expenses” shall mean the out-of-pocket expenses of a Registration, including, without limitation, the following:
(a) all registration and filing fees (including fees with respect to filings required to be made with the Financial Industry Regulatory Authority, Inc.) and any securities exchange on which the Common Stock is then listed;
(b) fees and expenses of compliance with securities or blue sky laws (including reasonable fees and disbursements of counsel for the Underwriters in connection with blue sky qualifications of Registrable Securities);
(c) printing, messenger, telephone and delivery expenses;
(d) reasonable fees and disbursements of counsel for the Company;
(e) reasonable fees and disbursements of all independent registered public accountants of the Company incurred specifically in connection with such Registration; and
(f) reasonable fees and expenses of one (1) legal counsel selected by the majority-in-interest of the Demanding Holders initiating a Demand Registration to be registered for offer and sale in the applicable Registration.
“Registration Statement” shall mean any registration statement that covers the Registrable Securities pursuant to the provisions of this Agreement, including the Prospectus included in such registration statement, amendments (including post-effective amendments) and supplements to such registration statement, and all exhibits to and all material incorporated by reference in such registration statement.
“Requesting Holder” shall have the meaning given in subsection 2.1.1.
“Rule 415” shall have the meaning given in subsection 2.1.1.
“Securities Act” shall mean the Securities Act of 1933, as amended from time to time.
“Shelf Takedown Notice” shall have the meaning given in subsection 2.1.3.
“Shelf Underwritten Offering” shall have the meaning given in subsection 2.1.3.
“Sponsor” shall have the meaning given in the Recitals.
“Target” shall have the meaning given in the Recitals.
“Underwriter” shall mean a securities dealer who purchases any Registrable Securities as principal in an Underwritten Offering and not as part of such dealer’s market-making activities.
“Underwritten Registration” or “Underwritten Offering” shall mean a Registration in which securities of the Company are sold to an Underwriter in a firm commitment underwriting for distribution to the public.
“Working Capital Warrants” shall have the meaning given in the Recitals.
ARTICLE II
REGISTRATIONS
2.1 Initial Registration
2.1.1 Initial Registration. The Company shall, as promptly as reasonably practicable, but in no event later than thirty (30) business days after the consummation of the transactions contemplated by the Merger Agreement, use its reasonable best efforts to file a Registration Statement under the Securities Act to permit the public resale of all the Registrable Securities held by the Holders (and certain other outstanding equity securities of the Company) from time to time as permitted by Rule 415 under the Securities Act (or any successor or similar provision adopted by the Commission then in effect) (“Rule 415”) on the terms and conditions specified in this subsection 2.1.1 and shall use its reasonable best efforts to cause such Registration Statement to be declared effective as promptly as reasonably practicable after the initial filing thereof, but in no event later than sixty (60) business days following the filing deadline (the “Effectiveness Deadline”); provided, that the Effectiveness Deadline shall be extended to one hundred and twenty (120) days after the filing deadline if the

Registration Statement is reviewed by, and receives comments from, the Commission. The Registration Statement filed with the Commission pursuant to this subsection 2.1.1 shall be a Form S-3 or any similar short form registration statement that may be available at such time (“Form S-3 Shelf”) or, if Form S-3 is not then available to the Company, on Form S-1 (a “Form S-1 Shelf”) or such other form of registration statement as is then available to effect a registration for resale of such Registrable Securities, covering such Registrable Securities, and shall contain a Prospectus in such form as to permit any Holder to sell such Registrable Securities pursuant to Rule 415 at any time beginning on the effective date for such Registration Statement. A Registration Statement filed pursuant to this subsection 2.1.1 shall provide for the resale pursuant to any method or combination of methods legally available to, and requested prior to effectiveness by, the Holders. The Company shall use its reasonable best efforts to cause a Registration Statement filed pursuant to this subsection 2.1.1 to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities. When effective, a Registration Statement filed pursuant to this subsection 2.1.1 (including the documents incorporated therein by reference) will comply as to form in all material respects with all applicable requirements of the Securities Act and the Exchange Act and will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading (in the case of any Prospectus contained in such Registration Statement, in the light of the circumstances under which such statement is made).
2.1.2 Registrations on Form S-3. If the Company files a Form S-3 Shelf and thereafter the Company becomes ineligible to use Form S-3 Shelf for secondary sales, the Company shall use its reasonable best efforts to file a Form S-1 Shelf as promptly as reasonably practicable to replace the shelf registration statement that is a Form S-3 Shelf and have the Form S-1 Shelf declared effective as promptly as reasonably practicable and to cause such Form S-1 Shelf to remain effective, and to be supplemented and amended to the extent necessary to ensure that such Registration Statement is available or, if not available, that another Registration Statement is available, for the resale of all the Registrable Securities held by the Holders until all such Registrable Securities have ceased to be Registrable Securities; provided, however, that the Company shall not be obligated to effect such request through an Underwritten Offering.
2.1.3 Shelf Takedown. At any time and from time to time following the effectiveness of the shelf registration statement required by subsection 2.1.1 or 2.1.2, any Holder may request to sell all or a portion of their Registrable Securities in an underwritten offering that is registered pursuant to such shelf registration statement, including a Block Trade (a “Shelf Underwritten Offering”), provided that such Holder(s) (a) reasonably expect aggregate gross proceeds in excess of $50,000,000 from such Shelf Underwritten Offering or (b) reasonably expects to sell all of the Registrable Securities held by such Holder in such Shelf Underwritten Offering but in no event less than $10,000,000 in aggregate gross proceeds. All requests for a Shelf Underwritten Offering shall be made by giving written notice to the Company (the “Shelf Takedown Notice”). Each Shelf Takedown Notice shall specify the approximate number of Registrable Securities proposed to be sold in the Shelf Underwritten Offering and the expected price range (net of underwriting discounts and commissions) of such Shelf Underwritten Offering. Within five (5) business days after receipt of any Shelf Takedown Notice, the Company shall give written notice of such requested Shelf Underwritten Offering to all other Holders of Registrable Securities (the “Company Shelf Takedown Notice”) and, subject to reductions consistent with the Pro Rata calculations in Section 2.2.4, shall include in such Shelf Underwritten Offering all Registrable Securities with respect to which the Company has received written requests for inclusion therein, within five (5) days after sending the Company Shelf Takedown Notice, or, in the case of a Block Trade, as provided in Section 2.6. The Company shall enter into an underwriting agreement in a form as is customary in Underwritten Offerings of securities by the Company with the managing Underwriter or Underwriters selected by the initiating Holders with written consent of the Company (such consent not to be unreasonably withheld, delayed or conditioned) and shall take all such other reasonable actions as are requested by the managing Underwriter or Underwriters in order to expedite or facilitate the disposition of such Registrable Securities. In connection with any Shelf Underwritten Offering contemplated by this subsection 2.1.3, subject to Section 3.3 and Article IV, the underwriting agreement into which each Holder and the Company shall enter shall contain such representations, covenants, indemnities and other rights and obligations of the Company and the selling stockholders as are customary in underwritten offerings of securities.

2.1.4 Holder Information Required for Participation in Shelf Registration. At least ten (10) business days prior to the first anticipated filing date of a Registration Statement pursuant to this Article II, the Company shall use reasonable best efforts to notify each Holder in writing (which may be by email) of the information reasonably necessary about the Holder to include such Holder’s Registrable Securities in such Registration Statement. Notwithstanding anything else in this Agreement, the Company shall not be obligated to include such Holder’s Registrable Securities to the extent the Company has not received such information, and received any other reasonably requested agreements or certificates, on or prior to the fifth business day prior to the first anticipated filing date of a Registration Statement pursuant to this Article II.
2.2 Demand Registration.
2.2.1 Request for Registration. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, at any time and from time to time on or after the date hereof, (a) New Holders holding at least a majority-in-interest of the then-outstanding number of Registrable Securities held by all New Holders (the “Demanding New Holders”) or (b) Original Holders holding at least a majority-in-interest of the then-outstanding number of Registrable Securities held by all Original Holders (the “Demanding Original Holders” and, together with the Demanding New Holders, the “Demanding Holders”) may make a written demand for Registration of all or part of their Registrable Securities, which written demand shall describe the amount and type of securities to be included in such Registration and the intended method(s) of distribution thereof (such written demand a “Demand Registration”). The Company shall, within ten (10) days of the Company’s receipt of the Demand Registration, notify, in writing, all other Holders of Registrable Securities of such demand, and each Holder of Registrable Securities who thereafter wishes to include all or a portion of such Holder’s Registrable Securities in a Registration pursuant to a Demand Registration (each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Registration, a “Requesting Holder”) shall so notify the Company, in writing, within five (5) business days after the receipt by the Holder of the notice from the Company. Upon receipt by the Company of any such written notification from a Requesting Holder(s) to the Company, such Requesting Holder(s) shall be entitled to have their Registrable Securities included in a Registration pursuant to a Demand Registration and the Company shall file, as soon thereafter as practicable, but not more than thirty (30) days immediately after the Company’s receipt of the Demand Registration, the Registration of all Registrable Securities requested by the Demanding Holders and Requesting Holders pursuant to such Demand Registration. Under no circumstances shall the Company be obligated to effect more than an aggregate of three (3) Demand Registrations under this subsection 2.1.1 with respect to any or all of the Registrable Securities; provided, however, that in no event shall the Original Holders be entitled to more than or less than one (1) Demand Registration; provided, further that a Registration shall not be counted for such purposes unless a Form S-1 or any similar long-form registration statement that may be available at such time (“Form S-1”) has become effective. Notwithstanding the provisions set forth herein, the right to a Demand Registration set forth under this subsection 2.1.1 with respect to the Registrable Securities held by the Sponsor shall terminate on the fifth anniversary of the effective date of Company’s Registration Statement on Form S-1 (File No 333-257156) (the “Effective Date”).
2.2.2 Effective Registration. Notwithstanding the provisions of subsection 2.1.1 above or any other part of this Agreement, a Registration pursuant to a Demand Registration shall not count as a Registration unless and until (a) the Registration Statement filed with the Commission with respect to a Registration pursuant to a Demand Registration has been declared effective by the Commission and (b) the Company has complied with all of its obligations under this Agreement with respect thereto; provided, further that if, after such Registration Statement has been declared effective, an offering of Registrable Securities in a Registration pursuant to a Demand Registration is subsequently interfered with by any stop order or injunction of the Commission, federal or state court or any other governmental agency the Registration Statement with respect to such Registration shall be deemed not to have been declared effective, unless and until, (i) such stop order or injunction is removed, rescinded or otherwise terminated, and (ii) a majority-in-interest of the Demanding Holders initiating such Demand Registration thereafter affirmatively elect to continue with such Registration and accordingly notify the Company in writing, but in no event later than five (5) days after such stop order or injunction is removed, rescinded or otherwise terminated, of such election; provided, further that the Company shall not be obligated or required to file another Registration Statement until the Registration Statement that has been previously filed with respect to a Registration pursuant to a Demand Registration becomes effective or is subsequently terminated.

2.2.3 Underwritten Offering. Subject to the provisions of subsection 2.1.4 and Section 2.4 hereof, if a majority-in-interest of the Demanding New Holders or a majority-in-interest of the Demanding Original Holders (as applicable) so advise the Company as part of their Demand Registration that the offering of the Registrable Securities pursuant to such Demand Registration shall be in the form of an Underwritten Offering, then the right of such Demanding Holder or Requesting Holder (if any) to include its Registrable Securities in such Registration shall be conditioned upon such Holder’s participation in such Underwritten Offering and the inclusion of such Holder’s Registrable Securities in such Underwritten Offering to the extent provided herein. All such Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.1.3 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company.
2.2.4 Reduction of Underwritten Offering. If the managing Underwriter or Underwriters in an Underwritten Registration pursuant to a Demand Registration, in good faith, advises the Company, the Demanding Holders and the Requesting Holders (if any) in writing that the dollar amount or number of Registrable Securities that the Demanding Holders and the Requesting Holders (if any) desire to sell, taken together with all other shares of Common Stock or other equity securities that the Company desires to sell and shares of Common Stock, if any, as to which a Registration has been requested pursuant to separate written contractual piggy-back registration rights held by any other stockholders who desire to sell, exceeds the maximum dollar amount or maximum number of equity securities that can be sold in the Underwritten Offering without adversely affecting the proposed offering price, the timing, the distribution method, or the probability of success of such offering (such maximum dollar amount or maximum number of such securities, as applicable, the “Maximum Number of Securities”), then the Company shall include in such Underwritten Offering, as follows: (a) first, the Registrable Securities of the Demanding Holders and the Requesting Holders (if any) (pro rata based on the respective number of Registrable Securities that each Demanding Holder and Requesting Holder (if any) has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Demanding Holders and Requesting Holders have requested be included in such Underwritten Registration (such proportion is referred to herein as “Pro Rata”)) that can be sold without exceeding the Maximum Number of Securities; (b) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (a), shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (c) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a) and (b), shares of Common Stock or other equity securities of other Persons or entities that the Company is obligated to register in a Registration pursuant to separate written contractual arrangements with such Persons and that can be sold without exceeding the Maximum Number of Securities; and (d) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (a), (b) and (c), shares of Common Stock or other equity securities of other Persons that the Company is obligated to register in a Registration pursuant to Section 2.2 and that can be sold without exceeding the Maximum Number of Securities.
2.2.5 Demand Registration Withdrawal. A majority-in-interest of the Demanding New Holders or a majority-in-interest of the Demanding Original Holders (as applicable) initiating a Demand Registration or a majority-in-interest of the Requesting Holders (if any), pursuant to a Registration under subsection 2.1.1 shall have the right to withdraw from a Registration pursuant to such Demand Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of their intention to withdraw from such Registration at least three (3) business days prior to the effectiveness of the Registration Statement filed with the Commission with respect to the Registration of their Registrable Securities pursuant to such Demand Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering).
2.3 Piggyback Registration.
2.3.1 Piggyback Rights. If, at any time on or after the date hereof, the Company proposes to file a Registration Statement under the Securities Act with respect to an offering of equity securities, or securities or other obligations exercisable or exchangeable for, or convertible into equity securities, for its own account or for the account of persons other than the Holders of Registrable Securities, other than a Registration Statement (a) filed in connection with any employee stock option or other benefit plan, (b) for an exchange offer or offering of securities solely to the Company’s existing stockholders, (c) for an offering of debt that is convertible into equity securities of the Company, (d) for a registered offering not involving a “road show” or other substantial marketing efforts or a widespread distribution of securities, such as a “registered direct” offering (whether or not underwritten), (e) for an “at the market” or similar registered offering through a broker, sales agent or distribution agent, whether as agent or principal, (vi) for a dividend reinvestment plan, or (f) pursuant to a Registration Statement on Form S-4 (or similar form that relates to a transaction subject to Rule 145 under the Securities Act or any successor rule thereto) then the Company shall give written notice of such proposed filing to all of the Holders of Registrable Securities as soon as reasonably practicable but not less than ten (10) days before the anticipated filing date of such Registration Statement, which notice shall (i) describe the amount and type of securities to be included in such offering, the intended method(s) of distribution, and the name of the proposed managing Underwriter or Underwriters, if any, in such offering, and (ii) offer to all of the Holders of Registrable Securities the opportunity to register the sale of such number of Registrable Securities as such Holders may request in writing within five (5) business days after receipt of such written notice (such Registration a “Piggyback Registration”, and each such Holder that includes all or a portion of such Holder’s Registrable Securities in such Piggyback Registration, the “Piggyback Registration Rights Holders”). The Company shall, in good faith, cause such Registrable Securities to be included in such Piggyback Registration and, if applicable, shall use commercially reasonable efforts to cause the managing Underwriter or Underwriters of a proposed Underwritten Offering to permit the Registrable Securities requested by the Holders pursuant to this subsection 2.2.1 to be included in a Piggyback Registration on the same terms and conditions as any similar securities of the Company included in such Registration and to permit the sale or other disposition of such Registrable Securities in accordance with the intended method(s) of distribution thereof. All such Piggyback Registration Rights Holders proposing to distribute their Registrable Securities through an Underwritten Offering under this subsection 2.2.1 shall enter into an underwriting agreement in customary form with the Underwriter(s) selected for such Underwritten Offering by the Company. The Company shall have the right to terminate or withdraw any Registration Statement initiated by it under this subsection 2.2.1 before the effect date of such Registration, whether or not any Piggyback Registration rights Holder has elected to include Registrable Securities in such Registration. Notwithstanding the provisions set forth herein, the right to a Piggyback Registration set forth under this subsection 2.2.1 with respect to the Registrable Securities held by the Sponsor shall terminate on the seventh anniversary of the Effective Date.
2.3.2 Reduction of Piggyback Registration. If the managing Underwriter or Underwriters in an Underwritten Registration that is to be a Piggyback Registration, in good faith, advises the Company and the Piggyback Registration Rights Holders participating in the Piggyback Registration in writing that the dollar amount or number of shares of Common Stock that the Company desires to sell, taken together with (x) the shares of Common Stock, if any, as to which Registration has been demanded pursuant to separate written contractual arrangements with persons or entities other than the Piggyback Registration Rights Holders hereunder (y) the Registrable Securities as to which registration has been requested pursuant to Section 2.2 hereof, and (z) the shares of Common Stock, if any, as to which Registration has been requested pursuant to separate written contractual piggy-back registration rights of other stockholders of the Company, exceeds the Maximum Number of Securities, then:
(a) If the Registration is undertaken for the Company’s account, the Company shall include in any such Registration (i) first, the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the Registrable Securities of Piggyback Registration Rights Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1 hereof, pro rata, based on the respective number of Registrable Securities that each Piggyback Registration Rights Holder has so requested exercising its rights to register its Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; and (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock, if any, as to which Registration has been requested pursuant to written contractual piggy-back registration rights of other stockholders of the Company, which can be sold without exceeding the Maximum Number of Securities;
(b) If the Registration is pursuant to a request by persons or entities other than the Holders of Registrable Securities, then the Company shall include in any such Registration (i) first, the shares of Common Stock or other equity securities, if any, of such requesting persons or entities, other than the Holders of Registrable Securities, which can be sold without exceeding the Maximum Number of Securities; (ii) second, to the extent that the Maximum Number of Securities has not been reached under the foregoing clause (i), the

Registrable Securities of Holders exercising their rights to register their Registrable Securities pursuant to subsection 2.2.1, pro rata based on the number of Registrable Securities that each Holder has requested be included in such Underwritten Registration and the aggregate number of Registrable Securities that the Holders have requested to be included in such Underwritten Registration, which can be sold without exceeding the Maximum Number of Securities; (iii) third, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i) and (ii), the shares of Common Stock or other equity securities that the Company desires to sell, which can be sold without exceeding the Maximum Number of Securities; and (iv) fourth, to the extent that the Maximum Number of Securities has not been reached under the foregoing clauses (i), (ii) and (iii), the shares of Common Stock or other equity securities for the account of other persons or entities that the Company is obligated to register pursuant to separate written contractual arrangements with such persons or entities, which can be sold without exceeding the Maximum Number of Securities.
2.3.3 Piggyback Registration Withdrawal. Any Piggyback Registration Rights Holder shall have the right to withdraw from a Piggyback Registration for any or no reason whatsoever upon written notification to the Company and the Underwriter or Underwriters (if any) of his, her or its intention to withdraw from such Piggyback Registration prior to the effectiveness of the Registration Statement filed with the Commission with respect to such Piggyback Registration (or in the case of an Underwritten Registration pursuant to Rule 415, at least five (5) business days prior to the time of pricing of the applicable offering). The Company (whether on its own good faith determination or as the result of a request for withdrawal by persons pursuant to separate written contractual obligations) may withdraw a Registration Statement filed with the Commission in connection with a Piggyback Registration at any time prior to the effectiveness of such Registration Statement. Notwithstanding anything to the contrary in this Agreement, the Company shall be responsible for the Registration Expenses incurred in connection with the Piggyback Registration prior to its withdrawal under this subsection 2.2.3.
2.3.4 Unlimited Piggyback Registration Rights. For purposes of clarity, any Registration effected pursuant to Section 2.2 hereof shall not be counted as a Registration pursuant to a Demand Registration effected under Section 2.1 hereof.
2.4 Restrictions on Registration Rights. If (a) during the period starting with the date sixty (60) days prior to the Company’s good faith estimate of the date of the filing of, and ending on a date one hundred and twenty (120) days after the effective date of, a Company initiated Registration and provided that the Company has delivered written notice to the Holders prior to receipt of a Demand Registration pursuant to subsection 2.1.1 and it continues to actively employ, in good faith, all reasonable efforts to cause the applicable Registration Statement to become effective; (b) the Holders have requested an Underwritten Registration and the Company and the Holders are unable to obtain the commitment of underwriters to firmly underwrite the offer; or (c) (i) require the public disclosure of material non-public information concerning any material transaction or negotiations involving the Company that would interfere with such material transaction or negotiations or (ii) otherwise materially interfere with material financing plans, acquisition activities or business activities of the Company, then in each case the Company shall furnish to such Holders a certificate stating that it is therefore necessary to defer the filing of such Registration Statement. In such event, the Company shall have the right to defer such filing for a period of time not to exceed sixty (60) days in the aggregate in any six (6)-month period.
2.5 Waiver and Extensions. Any party to this Agreement may waive any right, breach or default which such party has the right to waive; provided, that such waiver will not be effective against the waiving party unless it is in writing, is signed by such party, and specifically refers to this Agreement. Waivers may be made in advance or after the right waived has arisen or the breach or default waived has occurred. Any waiver may be conditional. No waiver of any breach of any agreement or provision herein contained shall be deemed a waiver of any preceding or succeeding breach thereof nor of any other agreement or provision herein contained. No waiver or extension of time for performance of any obligations or acts shall be deemed a waiver or extension of the time for performance of any other obligations or acts.
2.6 Block Trades. Notwithstanding any other provision of Article II, but subject to Sections 2.4 and 3.4, if the Holders desire to effect a Block Trade, the Holders shall provide written notice to the Company at least five (5) business days prior to the date such Block Trade will commence. As promptly as reasonably practicable, the Company shall use its reasonable best efforts to facilitate such Block Trade. The Holders shall use reasonable best efforts to work with the Company and the Underwriter(s) (including by disclosing the maximum number of Registrable Securities proposed to be the subject of such Block Trade) in order to facilitate preparation of the Registration Statement, Prospectus and other offering documentation related to the Block Trade and any related due diligence and comfort procedures.
ARTICLE III
COMPANY PROCEDURES
3.1 General Procedures. If at any time on or after the date the date hereof the Company is required to effect the Registration of Registrable Securities, the Company shall use commercially reasonable efforts to effect such Registration to permit the sale of such Registrable Securities in accordance with the intended plan of distribution thereof, and pursuant thereto the Company shall, as expeditiously as reasonably possible:
3.1.1 prepare and file with the Commission as soon as reasonably practicable a Registration Statement with respect to such Registrable Securities and use commercially reasonable efforts to cause such Registration Statement to become effective and remain effective for a period of up to one hundred eighty (180) days or, if earlier, until all Registrable Securities covered by such Registration Statement have been sold;
3.1.2 prepare and file with the Commission such amendments and post-effective amendments to the Registration Statement, and such supplements to the Prospectus, as may be reasonably requested by the majority in interest of the Holders with Registrable Securities registered on such Registration Statement or any Underwriter of Registrable Securities or as may be required by the rules, regulations or instructions applicable to the registration form used by the Company or by the Securities Act or rules and regulations thereunder to keep the Registration Statement effective until all Registrable Securities covered by such Registration Statement are sold in accordance with the intended plan of distribution set forth in such Registration Statement or supplement to the Prospectus;
3.1.3 upon written request from a Holder, prior to filing a Registration Statement or Prospectus, or any amendment or supplement thereto, furnish without charge to the Underwriters, if any, and the Holders of Registrable Securities included in such Registration, and such Holders’ legal counsel, copies of such Registration Statement as proposed to be filed, each amendment and supplement to such Registration Statement (in each case including all exhibits thereto and documents incorporated by reference therein), the Prospectus included in such Registration Statement (including each preliminary Prospectus), and such other documents as the Underwriters and the Holders of Registrable Securities included in such Registration or the legal counsel for any such Holders may request in order to facilitate the disposition of the Registrable Securities owned by such Holders;
3.1.4 prior to any public offering of Registrable Securities, use commercially reasonable efforts to (a) register or qualify the Registrable Securities covered by the Registration Statement under such securities or “blue sky” laws of such jurisdictions in the United States as the Holders of Registrable Securities included in such Registration Statement (in light of their intended plan of distribution) may request (or provide evidence satisfactory to such Holders that the Registrable Securities are exempt from such registration or qualification) and (b) take such action necessary to cause such Registrable Securities covered by the Registration Statement to be registered with or approved by such other governmental authorities as may be necessary by virtue of the business and operations of the Company and do any and all other acts and things that may be necessary or advisable to enable the Holders of Registrable Securities included in such Registration Statement to consummate the disposition of such Registrable Securities in such jurisdictions; provided, however, that the Company shall not be required to qualify generally to do business in any jurisdiction where it would not otherwise be required to qualify or take any action to which it would be subject to general service of process or taxation in any such jurisdiction where it is not then otherwise so subject;
3.1.5 cause all such Registrable Securities to be listed on each securities exchange or automated quotation system on which similar securities issued by the Company are then listed;
3.1.6 provide a transfer agent or warrant agent, as applicable, and registrar for all such Registrable Securities no later than the effective date of such Registration Statement;

3.1.7 advise each seller of such Registrable Securities, promptly after it shall receive notice or obtain knowledge thereof, of the issuance of any stop order by the Commission suspending the effectiveness of such Registration Statement or the initiation or threatening of any proceeding for such purpose and promptly use commercially reasonable efforts to prevent the issuance of any stop order or to obtain its withdrawal if such stop order should be issued;
3.1.8 notify the Holders at any time when a Prospectus relating to such Registration Statement is required to be delivered under the Securities Act, of the happening of any event as a result of which the Prospectus included in such Registration Statement, as then in effect, includes a Misstatement, and then to correct such Misstatement as set forth in Section 3.4 hereof;
3.1.9 permit a representative of the Holders (such representative to be selected by a majority-in-interest of the participating Holders), the Underwriters, if any, and any attorney or accountant retained by such Holders or Underwriters to participate, at each such person’s own expense, in the preparation of the Registration Statement, and cause the Company’s officers, directors and employees to supply all information reasonably requested by any such representative, Underwriter, attorney or accountant in connection with the Registration; provided, however, that such representative or Underwriters enter into a confidentiality agreement, in form and substance reasonably satisfactory to the Company, prior to the release or disclosure of any such information;
3.1.10 obtain a “cold comfort” letter from the Company’s independent registered public accountants in the event of an Underwritten Registration which the participating Holders may rely on, in customary form and covering such matters of the type customarily covered by “cold comfort” letters as the managing Underwriter may reasonably request, and reasonably satisfactory to a majority-in-interest of the participating Holders;
3.1.11 on the date the Registrable Securities are delivered for sale pursuant to such Registration, in the event of an Underwritten Registration, obtain an opinion, dated such date, of counsel representing the Company for the purposes of such Registration, addressed to the Underwriters, the placement agent or sales agent, if any, covering such legal matters with respect to the Registration in respect of which such opinion is being given as the Underwriter may reasonably request and as are customarily included in such opinions and negative assurance letters, and reasonably satisfactory to the Underwriters, placement agent or sales agent;
3.1.12 in the event of any Underwritten Offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing Underwriter of such offering;
3.1.13 make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve (12) months beginning with the first day of the Company’s first full calendar quarter after the effective date of the Registration Statement which satisfies the provisions of Section 11(a) of the Securities Act and Rule 158 thereunder (or any successor rule promulgated thereafter by the Commission);
3.1.14 if the Registration involves the Registration of Registrable Securities involving gross proceeds in excess of $50,000,000, use its reasonable efforts to make available senior executives of the Company to participate in customary “road show” presentations that may be reasonably requested by the Underwriter in any Underwritten Offering; and
3.1.15 otherwise, in good faith, cooperate reasonably with, and take such customary actions as may reasonably be requested by the Holders, in connection with such Registration.
3.2 Registration Expenses. The Registration Expenses of all Registrations shall be borne by the Company; provided, however, that the Company shall not be required to pay for more than one (1) registration proceeding begun pursuant to Section 2.1 by the Demanding New Holders and one (1) registration proceeding begun pursuant to Section 2.1 by the Demanding Original Holders, in each case if the registration request is subsequently withdrawn at the request of the Demanding Holders. Any Registration Expenses of Registrations not borne by the Company pursuant to the immediately preceding sentence shall be borne by the Demanding Holders pro rata based upon the number of Registrable Securities that were to be included in the withdrawn registration. It is acknowledged by the Holders that the Holders shall bear all incremental selling expenses relating to the sale of Registrable Securities, such as Underwriters’ commissions and discounts, brokerage fees, Underwriter marketing costs and, other than as set forth in the definition of “Registration Expenses,” all reasonable fees and expenses of any legal counsel representing the Holders.

3.3 Requirements for Participation in Underwritten Offerings. No person may participate in any Underwritten Offering for equity securities of the Company pursuant to a Registration initiated by the Company hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in any underwriting arrangements approved by the Company and (b) completes and executes all customary questionnaires, powers of attorney, indemnities, lock-up agreements, underwriting agreements and other customary documents as may be reasonably required under the terms of such underwriting arrangements.
3.4 Suspension of Sales; Adverse Disclosure. Upon receipt of written notice from the Company that a Registration Statement or Prospectus contains a Misstatement, each of the Holders shall forthwith discontinue disposition of Registrable Securities until it has received copies of a supplemented or amended Prospectus correcting the Misstatement (it being understood that the Company hereby covenants to prepare and file such supplement or amendment as soon as reasonably practicable after the time of such notice), or until it is advised in writing by the Company that the use of the Prospectus may be resumed. If the filing, initial effectiveness or continued use of a Registration Statement in respect of any Registration at any time would require the Company to make an Adverse Disclosure or would require the inclusion in such Registration Statement of financial statements that are unavailable to the Company for reasons beyond the Company’s control, the Company may, upon giving prompt written notice of such action to the Holders, delay the filing or initial effectiveness of, or suspend use of, such Registration Statement for the shortest period of time determined in good faith by the Company to be necessary for such purpose. In the event the Company exercises its rights under the preceding sentence, the Holders agree to suspend, immediately upon their receipt of the notice referred to above, their use of the Prospectus relating to any Registration in connection with any sale or offer to sell Registrable Securities. The Company shall immediately notify the Holders of the expiration of any period during which it exercised its rights under this Section 3.4.
3.5 Reporting Obligations. As long as any Holder shall own Registrable Securities, the Company, at all times while it shall be a reporting company under the Exchange Act, covenants to use commercially reasonable efforts to file timely (or obtain extensions in respect thereof and file within the applicable grace period) all reports required to be filed by the Company after the date hereof pursuant to Sections 13(a) or 15(d) of the Exchange Act and to promptly furnish the Holders with true and complete copies of all such filings. The Company further covenants that it shall take such further action as any Holder may reasonably request, all to the extent required from time to time to enable such Holder to sell shares of Common Stock held by such Holder without registration under the Securities Act within the limitation of the exemptions provided by Rule 144 promulgated under the Securities Act (or any successor rule promulgated thereafter by the Commission, to the extent such rule or such successor rule is available to the Company), including providing any customary legal opinions. Upon the request of any Holder, the Company shall deliver to such Holder a written certification of a duly authorized officer as to whether it has complied with such requirements.
ARTICLE IV
INDEMNIFICATION AND CONTRIBUTION
4.1 Indemnification.
4.1.1 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, the Company agrees to indemnify, to the extent permitted by law, each Holder of Registrable Securities, its officers and directors and each person who controls such Holder (within the meaning of the Securities Act) against all losses, claims, damages, liabilities and expenses (including reasonable attorneys’ fees) caused by any untrue or alleged untrue statement of material fact contained in any Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission or alleged omission of a material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances in which they were made, not misleading, except insofar as the same are caused by or contained in any information furnished in writing to the Company by such Holder expressly for use therein. The Company shall indemnify the Underwriters, their officers and directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to the indemnification of the Holder. Notwithstanding the foregoing, the indemnity agreement contained in this subsection 4.1.1 shall not apply to amounts paid in settlement of any such claim or proceeding if such settlement is effected without the consent of the Company, which consent shall not be unreasonably withheld, conditioned, or delayed.
4.1.2 In connection with any Registration Statement in which a Holder of Registrable Securities is participating, such Holder shall furnish to the Company in writing such information and affidavits as the

Company reasonably requests for use in connection with any such Registration Statement or Prospectus and, to the extent permitted by law, shall indemnify the Company, its directors and officers and agents and each person who controls the Company (within the meaning of the Securities Act) and any other Holder of Registrable Securities participating in the Registration, against any losses, claims, damages, liabilities and expenses (including without limitation reasonable attorneys’ fees) resulting from any untrue statement of material fact contained in the Registration Statement, Prospectus or preliminary Prospectus or any amendment thereof or supplement thereto or any omission of a material fact required to be stated therein or necessary to make the statements therein not misleading, but only to the extent that such untrue statement or omission is contained in any information or affidavit so furnished in writing by such Holder expressly for use therein; The Holders of Registrable Securities shall indemnify the Underwriters, their officers, directors and each person who controls such Underwriters (within the meaning of the Securities Act) to the same extent as provided in the foregoing with respect to indemnification of the Company. For the avoidance of doubt, the obligation to indemnify under this subsection 4.1.2 shall be several, not joint and several, among the Holders of Registrable Securities, and the total indemnification liability of a Holder under this subsection 4.1.2 shall be in proportion to and limited to the net proceeds received by such Holder from the sale of Registrable Securities pursuant to such Registration Statement.
4.1.3 Any person entitled to indemnification herein shall (a) give prompt written notice to the indemnifying party of any claim with respect to which it seeks indemnification (provided that the failure to give prompt notice shall not impair any person’s right to indemnification hereunder to the extent such failure has not materially prejudiced the indemnifying party’s ability to defend such action) and (b) unless in such indemnified party’s reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist with respect to such claim, permit such indemnifying party to assume the defense of such claim with counsel reasonably satisfactory to the indemnified party. If such defense is assumed, the indemnifying party shall not be subject to any liability for any settlement made by the indemnified party without its consent (but such consent shall not be unreasonably withheld). An indemnifying party who is not entitled to, or elects not to, assume the defense of a claim shall not be obligated to pay the fees and expenses of more than one counsel for all parties indemnified by such indemnifying party with respect to such claim, unless in the reasonable judgment of any indemnified party a conflict of interest may exist between such indemnified party and any other of such indemnified parties with respect to such claim. No indemnifying party shall, without the consent of the indemnified party, consent to the entry of any judgment or enter into any settlement which cannot be settled in all respects by the payment of money (and such money is so paid by the indemnifying party pursuant to the terms of such settlement) or which settlement does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.
4.1.4 The indemnification provided for under this Agreement shall remain in full force and effect regardless of any investigation made by or on behalf of the indemnified party or any officer, director or controlling person of such indemnified party and shall survive the transfer of securities. The Company and each Holder of Registrable Securities participating in an offering also agrees to make such provisions as are reasonably requested by any indemnified party for contribution to such party in the event the Company’s or such Holder’s indemnification is unavailable for any reason.
4.1.5 If the indemnification provided under Section 4.1 hereof from the indemnifying party is unavailable or insufficient to hold harmless an indemnified party in respect of any losses, claims, damages, liabilities and expenses referred to herein, then the indemnifying party, in lieu of indemnifying the indemnified party, shall contribute to the amount paid or payable by the indemnified party as a result of such losses, claims, damages, liabilities and expenses in such proportion as is appropriate to reflect the relative fault of the indemnifying party and the indemnified party, as well as any other relevant equitable considerations. The relative fault of the indemnifying party and indemnified party shall be determined by reference to, among other things, whether any action in question, including any untrue or alleged untrue statement of a material fact or omission or alleged omission to state a material fact, was made by, or relates to information supplied by (or not supplied by, in the case of an omission), such indemnifying party or indemnified party, and the indemnifying party’s and indemnified party’s relative intent, knowledge, access to information and opportunity to correct or prevent such action; provided, however, that the liability of any Holder under this subsection 4.1.5 shall be limited to the amount of the net proceeds received by such Holder in such offering giving rise to such liability except in the case of fraud or willful misconduct by such Holder. The amount paid or payable by a party as a result of the losses or other liabilities referred to above shall be deemed to include, subject to the limitations set forth in subsections 4.1.1, 4.1.2 and 4.1.3 above, any legal or other fees, charges or expenses reasonably incurred by such party in connection with any investigation or proceeding. The parties hereto agree that it would not be just and equitable if contribution pursuant to this subsection 4.1.5 were determined by pro rata allocation or by any other method of allocation, which does not take account of the equitable considerations referred to in this subsection 4.1.5. No person guilty of fraudulent misrepresentation (within the meaning of Section 11(f) of the Securities Act) shall be entitled to contribution pursuant to this subsection 4.1.5 from any person who was not guilty of such fraudulent misrepresentation.
ARTICLE V
MISCELLANEOUS
5.1 Notices. Any notice or communication under this Agreement must be in writing and given by (a) deposit in the United States mail, addressed to the party to be notified, postage prepaid and registered or certified with return receipt requested, (b) delivery in person or by courier service providing evidence of delivery, or (c) transmission by hand delivery, facsimile or electronic mail. Each notice or communication that is mailed, delivered, or transmitted in the manner described above shall be deemed sufficiently given, served, sent, and received, in the case of mailed notices, on the third business day following the date on which it is mailed and, in the case of notices delivered by courier service, hand delivery, facsimile or electronic mail, at such time as it is delivered to the addressee (with the delivery receipt or the affidavit of messenger) or at such time as delivery is refused by the addressee upon presentation. Any notice or communication under this Agreement must be addressed, if to the Company, to 1036 Nicholson Road, Garland, TX 75042 and, if to any Holder, at such Holder’s address or contact information as set forth in the Company’s books and records. Any party may change its address for notice at any time and from time to time by written notice to the other parties hereto.
5.2 Assignment; No Third-Party Beneficiaries.
5.2.1 This Agreement and the rights, duties and obligations of the Company hereunder may not be assigned or delegated by the Company in whole or in part.
5.2.2 Prior to the expiration of the lock-up period set forth in the Lock-Up Agreement in accordance with the terms thereof, no Holder may assign or delegate such Holder’s rights, duties or obligations under this Agreement, in whole or in part, except in accordance with subsection 5.2.5 and in connection with a transfer of Registrable Securities by such Holder to a Permitted Transferee but only if such Permitted Transferee assumes such Holder’s rights and obligations under this Agreement upon its, his or her execution and delivery of a joinder agreement, in form and substance reasonably acceptable to the Company agreeing to be bound by the terms and conditions of this Agreement as if such person were a Holder party hereto, whereupon such Permitted Transferee will be treated for all purposes of this Agreement with the same rights, benefits and obligations hereunder as such Holder with respect to the transferred Registrable Securities.
5.2.3 This Agreement and the provisions hereof shall be binding upon and shall inure to the benefit of each of the parties and its successors and the permitted assigns of the Holders, which shall include Permitted Transferees.
5.2.4 This Agreement shall not confer any rights or benefits on any persons that are not parties hereto, other than as expressly set forth in this Agreement and this Section 5.2.
5.2.5 No assignment by any party hereto of such party’s rights, duties and obligations hereunder shall be binding upon or obligate the Company unless and until the Company shall have received (a) written notice of such assignment as provided in Section 5.1 hereof and (b) the written agreement of the assignee, in a form reasonably satisfactory to the Company, to be bound by the terms and provisions of this Agreement (which may be accomplished by an addendum or certificate of joinder to this Agreement). Any transfer or assignment made other than as provided in this Section 5.2 shall be null and void.
5.3 Severability. This Agreement shall be deemed severable, and the illegality, invalidity or unenforceability of any term or provision hereof shall not affect the legality, validity or enforceability of this Agreement or of any other term or provision hereof. Furthermore, in lieu of any such illegal, invalid or unenforceable term or provision, the parties hereto intend that there shall be added as a part of this Agreement a provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible that is legal, valid and enforceable.

5.4 Counterparts. This Agreement may be executed in multiple counterparts (including facsimile, PDF or other electronic counterparts), each of which shall be deemed an original, and all of which together shall constitute the same instrument, but only one of which need be produced.
5.6 Governing Law; Venue. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice of law or conflict of law, provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each party hereto (a) irrevocably consents to the service of the summons and complaint and any other process in any Action relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 5.6 or in such other manner as may be permitted by applicable Law, that such process may be served in the manner of giving notices in Section 5.1 and that nothing in this Section 5.6 shall affect the right of any party hereto to serve legal process in any other manner permitted by applicable Law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any Action to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any Order in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any Actions arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chancery Court (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such Action in any such court or that such Action was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any Action relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each party hereto agrees that a final order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the order or in any other manner provided by applicable Law.
5.7 Waiver of Trial by Jury. EACH PARTY HERETO HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES THE RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, COUNTERCLAIM OR OTHER PROCEEDING (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF, CONNECTED WITH OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS CONTEMPLATED HEREBY OR THE ACTIONS OF THE HOLDERS IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE OR ENFORCEMENT HEREOF.
5.8 Entire Agreement. This Agreement (including all agreements entered into pursuant hereto and all certificates and instruments delivered pursuant hereto and thereto) and the Merger Agreement constitute the entire agreement of the parties hereto with respect to the subject matter hereof and supersede all prior and contemporaneous agreements, representations, understandings, negotiations and discussions between the parties, whether oral or written. This Agreement will amend and restate the Existing Registration Rights Agreement to read as set forth herein, when it has been duly executed by parties having the right to so amend and restate the Existing Registration Rights Agreement pursuant to the terms thereof.
5.9 Amendments and Modifications. Upon the written consent of the Company and the Holders of at least a majority-in-interest of the Registrable Securities at the time in question, compliance with any of the provisions, covenants and conditions set forth in this Agreement may be waived, or any of such provisions, covenants or conditions may be amended or modified; provided, however, that notwithstanding the foregoing, any amendment hereto or waiver hereof that adversely affects one or more Holders, solely in its capacity as a Holder of Registrable Securities, in a manner that is materially different from the other Holders or a group of Holders (in such capacity) shall require the consent of the Holder (or majority of a majority-in-interest of the Registrable Securities of the group of Holders) so affected; provided, further, that no consent of any Piggyback Registration Rights Holder shall be required with respect to any such waiver, amendment or modification, except with respect to any waiver, amendment or modification that adversely affects such Piggyback Registration Rights Holder, solely in its capacity as a Holder of Registrable Securities, in a manner that is materially different from the other Holders or a group of Holders (in such capacity). No course of dealing between any Holder or the Company and any other party hereto or any failure or delay on the part of a Holder or the Company in exercising any rights or remedies under this Agreement shall operate as a waiver of any rights or remedies of any Holder or the Company. No single or partial exercise of any rights or remedies under this Agreement by a party hereto shall operate as a waiver or preclude the exercise of any other rights or remedies hereunder or thereunder by such party. Any amendment, termination or waiver effected in accordance with this Section 5.9 shall be binding on each party hereto and all of such party’s successors and permitted assigns, regardless of whether or not any such party, successor or assignee entered into or approved such amendment, termination, or waiver.
5.10 Other Registration Rights. The Company represents and warrants that, as of the date of this Agreement, no Person, other than a Holder of Registrable Securities, has any right to require the Company to register any securities of the Company for sale or to include such securities of the Company in any Registration filed by the Company for the sale of securities for its own account or for the account of any other Person. Further, the Company represents and warrants that this Agreement supersedes any other currently existing registration rights agreement or agreement with similar terms and conditions.
5.11 Term. This Agreement shall terminate upon the earliest of (a) the date that the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, at which time this Agreement and all rights and obligations of the parties hereto shall automatically terminate and be of no further force or effect, (b) the sixth anniversary of the date of this Agreement and (c) the date as of which (i) all of the Registrable Securities have been sold pursuant to a Registration Statement (but in no event prior to the applicable period referred to in Section 4(a)(3) of the Securities Act and Rule 174 thereunder (or any successor rule promulgated thereafter by the Commission)) or (ii) the Holders of all Registrable Securities are permitted to sell the Registrable Securities without registration pursuant to Rule 144 (or any similar provision) under the Securities Act without limitation on the amount of securities sold or the manner of sale and without compliance with the current public reporting requirements set forth under Rule 144(i)(2). The provisions of Section 3.5, Article IV, Section 5.6 and Section 5.7 shall survive any termination of this Agreement.
5.12 Effectiveness. This Agreement shall become effective at the Effective Time.
[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first written above.
NORTHVIEW ACQUISITION CORP.

By:
Name: Jack Stover
Title: Chief Executive Officer

NORTHVIEW SPONSOR I, LLC

By:
Name: Fred Knechtel
Title: Co-Manager

I-BANKERS SECURITIES, INC.

By:
Name: Shelley Leonard
Title: President

DAWSON JAMES SECURITIES, INC.

By:
Name:
Title:

[EXISTING HOLDERS]

[NEW HOLDERS]
[Signature Page to Amended and Restated Registration Rights Agreement]

Schedule A

Original Holders
Name	Number of Shares of Common Stock	Private Placement Warrant
[ ]	[ ]	[ ]

Schedule B

New Holders
1. [  ]

Exhibit B

Form of Lock-Up Agreement

FORM OF SPONSOR LOCK-UP AGREEMENT
THIS LOCK-UP AGREEMENT (this “Agreement”) is made and entered into as of [  ], 2022 between [name], [domicile info] (the “Sponsor”) and Breeze Holdings Acquisition Corp., a Delaware corporation (“Acquiror”). The Sponsor and the Acquiror are sometimes referred to herein individually as a “Party” and collectively as the “Parties”. Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Merger Agreement (as defined below).
WHEREAS, Sponsor holds (i) [#] shares of Acquiror common stock (“Acquiror Common Stock”) issued to the initial shareholders of Acquiror for nominal consideration and referred to as “founder shares” in the Prospectus (the “Founder Common Stock”), [and (ii) [ ] private placement warrants (“Private Placement Warrants”)];
WHEREAS, Acquiror, Profusa, Inc., a California corporation, and [Merger Sub], Inc., a Delaware corporation, entered into that certain Agreement and Plan of Merger, dated as of November 7, 2022 (as it may be amended, restated or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”); and
WHEREAS, the Merger Agreement contemplates that the Parties will enter into this Agreement, pursuant to which the Acquiror Common Stock held by the Sponsor immediately after the Effective Time (together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted) shall become subject to limitations on disposition as set forth herein.
NOW, THEREFORE, in consideration of the premises set forth above, which are incorporated in this Agreement as if fully set forth below, and intending to be legally bound hereby, the Parties hereby agree as follows:
1. For purposes of this Agreement:
(a) the term “Lock-up Period” means the period beginning on the Closing Date and ending on the date that is twelve (12) months after the Closing Date; provided, that the Parties may mutually agree to shorten the duration of or otherwise waive the Lock-up Period;
(b) the term “Lock-up Shares” means the shares of Acquiror Common Stock held by the Sponsor immediately following the Closing (but excluding (1) Private Placement Warrants, (2) Acquiror Common Stock acquired in the public market, (3) Acquiror Common Stock acquired pursuant to a transaction exempt from registration under the Securities Act, (4) or pursuant to a subscription agreement where the issuance of Acquiror Common Stock occurs after the Closing), together with any securities paid as dividends or distributions with respect to such securities or into which such securities are exchanged or converted;
(c) the term “Permitted Transferees” means any Person to whom the Sponsor is permitted to transfer Lock-up Shares prior to the expiration of the Lock-up Period pursuant to Section 2(a);
(d) the term “Prospectus” means the final prospectus of Acquiror, filed with the United States Securities and Exchange Commission (File No. 001-41177) on December 20, 2021; and
(e) the term “Transfer” means the (A) sale of, offer to sell, contract or agreement to sell, hypothecate, pledge, grant of any option to purchase or otherwise dispose of or agreement to dispose of or establishment or increase of a put equivalent position or liquidation with respect to or decrease of a call equivalent position within the meaning of Section 16 of the Exchange Act, and the rules and regulations promulgated thereunder, with respect to, any security, (B) entry into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any security, whether any such transaction is to be settled by delivery of such securities, in cash or otherwise, or (C) public announcement of any intention to effect any transaction specified in clause (A) or (B).
2. Lock-Up Provisions.
(a) Notwithstanding the provisions set forth in Section 2(b), the Sponsor or its Permitted Transferees may Transfer the Lock-up Shares during the Lock-up Period (i) to Acquiror’s officers or directors, (ii) to any Affiliates of the Sponsor; (iii) in the case of an individual, by gift to a member of such individual’s immediate family or to a trust, the beneficiary of which is a member of such individual’s immediate family, an Affiliate of such individual or to a charitable organization; (iv) in the case of an individual, by virtue of laws of descent and distribution upon death of such individual; (v) by operation of law, such as pursuant to a qualified domestic order or in connection with a divorce settlement, (vi) in response to a bona fide third-party tender offer, merger, consolidation or other similar transaction made to or with all holders of Acquiror’s capital stock involving a change of control of Acquiror that has been approved by the board of directors of Acquiror; or (v) by virtue of the laws of the State of Delaware or the Sponsor’s governance agreements upon dissolution of the Sponsor.
(b) The Sponsor hereby agrees that it shall not, and shall cause any of its Permitted Transferees not to, Transfer any Lock-Up Shares during the Lock-Up Period (the “Transfer Restriction”), except in accordance with the following:
(i) during the Lock-Up Period, the Transfer Restriction shall expire with respect to twenty-five percent (25%) of the Lock-Up Shares (the “First Tranche”), upon the date that is six (6) months after the Closing;
(ii) during the Lock-Up Period, the Transfer Restriction shall expire with respect to twenty-five percent (25%) of the Lock-Up Shares (the “Second Tranche”), upon the date that is nine (9) months after the Closing;
(iii) on the date on which post-merger Acquiror completes a liquidation, merger, capital stock exchange, reorganization or other similar transaction that results in all of post-merger Acquiror’s stockholders having the right to exchange their shares for cash, securities or other property, the Transfer Restriction will terminate with respect to all Lock-Up Shares; and
(iv) at the conclusion of the Lock-Up Period, the Transfer Restriction shall expire with respect to any Lock-Up Shares held by or subsequently acquired by the Stockholder.
(c) The per share stock prices referenced in this Agreement will be equitably adjusted on account of any changes in the equity securities of Acquiror by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization, recapitalization or business combination, or by any other means.
(d) If any Transfer is made or attempted contrary to the provisions of this Agreement, such Transfer shall be null and void ab initio, and Acquiror shall refuse to recognize any such transferee of the Lock-Up Shares as one of its equity holders for any purpose. In order to enforce this Section 1, Acquiror may impose stop-transfer instructions with respect to the Lock-Up Shares (and any permitted transferees and assigns thereof) until the end of Lock-Up Period, as applicable.
(e) During the applicable Lock-Up Period, each certificate (if any are issued) evidencing any Lock-Up Shares shall be stamped or otherwise imprinted with a legend in substantially the following form, in addition to any other applicable legends:
“THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO RESTRICTIONS ON TRANSFER SET FORTH IN A LOCK-UP AGREEMENT, DATED AS OF [•], 2022, BY AND AMONG THE ISSUER OF SUCH SECURITIES (THE “ISSUER”) AND THE ISSUER’S SECURITY HOLDER NAMED THEREIN, AS AMENDED. A COPY OF SUCH LOCK-UP AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE ISSUER TO THE HOLDER HEREOF UPON WRITTEN REQUEST.”
(f) For the avoidance of any doubt, the Sponsor shall retain all of its rights as a shareholder of Acquiror with respect to the Lock-Up Shares during the Lock-Up Period, including the right to vote any Lock-Up Shares.
3. Miscellaneous.
(a) Effective Date. Section 1 of this Agreement shall become effective at the Effective Time.
(b) Termination of the Merger Agreement. Notwithstanding anything to the contrary contained herein, in the event that the Merger Agreement is terminated in accordance with its terms prior to the Effective Time, this Agreement and all rights and obligations of the Parties hereunder shall automatically terminate and be of no further force or effect.
(c) Binding Effect; Assignment. This Agreement and all of the provisions hereof shall be binding upon and inure to the benefit of the Parties hereto and their respective permitted successors and assigns. Except as otherwise provided in this Agreement, this Agreement and all obligations of the Parties are personal to the Parties and may not be transferred or delegated by the Parties at any time.

(d) Third Parties. Nothing contained in this Agreement or in any instrument or document executed by any party in connection with the transactions contemplated hereby shall create any rights in, or be deemed to have been executed for the benefit of, any person or entity that is not a Party hereto or thereto or a successor or permitted assign of such a Party.
(e) Governing Law; Jurisdiction. This Agreement shall be governed by and construed in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the law of any jurisdiction other than the State of Delaware. Each Party (a) irrevocably consents to the service of the summons and complaint and any other process in any action or proceeding relating to the transactions contemplated by this Agreement, for and on behalf of itself or any of its properties or assets, in accordance with this Section 3(e) or in such other manner as may be permitted by applicable Law, that such process may be served in the manner of giving notices in Section 3(h) and that nothing in this Section 3(e) shall affect the right of any Party to serve legal process in any other manner permitted by applicable Law, (b) irrevocably and unconditionally consents and submits itself and its properties and assets in any action or proceeding to the exclusive general jurisdiction of the Court of Chancery of the State of Delaware (the “Chancery Court”) and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware) in the event any dispute or controversy arises out of this Agreement or the transactions contemplated hereby, or for recognition and enforcement of any Order in respect thereof, (c) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, (d) agrees that any actions or proceedings arising in connection with this Agreement or the transactions contemplated hereby shall be brought, tried and determined only in the Chancery Court and any state appellate court therefrom located within the State of Delaware (or, only if the Chancery Court declines to accept jurisdiction over a particular matter, any state or federal court within the State of Delaware), (e) waives any objection that it may now or hereafter have to the venue of any such action or proceeding in any such court or that such action or proceeding was brought in an inconvenient court and agrees not to plead or claim the same, and (f) agrees that it will not bring any action or proceeding relating to this Agreement or the transactions contemplated hereby in any court other than the aforesaid courts. Each Party agrees that a final Order in any action or proceeding in such courts as provided above shall be conclusive and may be enforced in other jurisdictions by suit on the Order or in any other manner provided by applicable Law.
(f) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO A TRIAL BY JURY WITH RESPECT TO ANY ACTION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY HERETO (i) CERTIFIES THAT NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF ANY ACTION, SEEK TO ENFORCE THAT FOREGOING WAIVER AND (ii) ACKNOWLEDGES THAT IT AND THE OTHER PARTIES HERETO HAVE BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 3(f).
(g) Interpretation. The titles and subtitles used in this Agreement are for convenience only and are not to be considered in construing or interpreting this Agreement. In this Agreement, unless the context otherwise requires: (i) any pronoun used in this Agreement shall include the corresponding masculine, feminine or neuter forms, and the singular form of nouns, pronouns and verbs shall include the plural and vice versa; (ii) “including” (and with correlative meaning “include”) means including without limiting the generality of any description preceding or succeeding such term and shall be deemed in each case to be followed by the words “without limitation”; (iii) the words “herein,” “hereto,” and “hereby” and other words of similar import in this Agreement shall be deemed in each case to refer to this Agreement as a whole and not to any particular section or other subdivision of this Agreement; and (iv) the term “or” means “and/or”. The Parties have participated jointly in the negotiation and drafting of this Agreement. Consequently, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the Parties hereto, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.
(h) Notices. All notices, consents, waivers and other communications hereunder shall be in writing and shall be deemed to have been duly given when delivered (i) in person, (ii) by e-mail (having obtained electronic delivery confirmation thereof), (iii) one (1) Business Day after being sent, if sent by reputable, nationally recognized overnight courier service or (iv) three (3) Business Days after being mailed, if sent by registered or certified mail, pre-paid and return receipt requested, provided, however, that notice given pursuant to clauses (iii) and (iv) above shall not be effective unless a duplicate copy of such notice is also given in person or by e-mail (having obtained electronic delivery confirmation thereof), in each case to the addresses specified on the signature page hereto (or at such other address for a Party as shall be specified by like notice).
(i) Amendments and Waivers. Any term of this Agreement may be amended and the observance of any term of this Agreement may be waived (either generally or in a particular instance, and either retroactively or prospectively) only with the written consent of Acquiror and the Sponsor. No failure or delay by a Party in exercising any right hereunder shall operate as a waiver thereof. No waivers of or exceptions to any term, condition, or provision of this Agreement, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such term, condition, or provision.
(j) Severability. In case any provision in this Agreement shall be held invalid, illegal or unenforceable in a jurisdiction, such provision shall be modified or deleted, as to the jurisdiction involved, only to the extent necessary to render the same valid, legal and enforceable, and the validity, legality and enforceability of the remaining provisions hereof shall not in any way be affected or impaired thereby nor shall the validity, legality or enforceability of such provision be affected thereby in any other jurisdiction. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the Parties will substitute for any invalid, illegal or unenforceable provision a suitable and equitable provision that carries out, so far as may be valid, legal and enforceable, the intent and purpose of such invalid, illegal or unenforceable provision.
(k) Specific Performance. The Sponsor acknowledges that its obligations under this Agreement are unique, recognizes and affirms that in the event of a breach of this Agreement by the Sponsor, money damages will be inadequate and Acquiror will have no adequate remedy at law, and agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed by the Sponsor in accordance with their specific terms or were otherwise breached. Accordingly, Acquiror shall be entitled to an injunction or restraining order to prevent breaches of this Agreement by the Sponsor and to enforce specifically the terms and provisions hereof, without the requirement to post any bond or other security or to prove that money damages would be inadequate, this being in addition to any other right or remedy to which such Party may be entitled under this Agreement, at law or in equity.
(l) Entire Agreement. This Agreement constitutes the full and entire understanding and agreement among the Parties with respect to the subject matter hereof, and any other written or oral agreement relating to the subject matter hereof existing between the Parties is expressly canceled; provided, that, for the avoidance of doubt, the foregoing shall not affect the rights and obligations of the Parties under the Merger Agreement or any Ancillary Agreement. Notwithstanding the foregoing, nothing in this Agreement shall limit any of the rights or remedies of Acquiror or any of the obligations of the Sponsor under any other agreement between the Sponsor and Acquiror, or any certificate or instrument executed by the Sponsor in favor of Acquiror, and nothing in any other agreement, certificate or instrument shall limit any of the rights or remedies of Acquiror or any of the obligations of the Sponsor under this Agreement.
(m) Further Assurances. From time to time, at another Party’s request and without further consideration (but at the requesting Party’s reasonable cost and expense), each Party shall execute and deliver such additional documents and take all such further action as may be reasonably necessary to consummate the transactions contemplated by this Agreement.
(n) Counterparts; Facsimile. This Agreement may also be executed and delivered by facsimile signature or by email in portable document format in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Remainder of Page Intentionally Left Blank; Signature Pages Follow]

IN WITNESS WHEREOF, the parties have executed this Agreement as of the date first written above.
SPONSOR:

[ ]By:
Name:
Title:
Address:

ACQUIROR:

NORTHVIEW ACQUISITION CORPORATION

By:
Name:
Title:
Address:

With copy to (which shall not constitute notice):

Address:

[Signature Page to Lock-Up Agreement (Sponsor)]

Exhibit C

Form of Amended and Restated Charter of the Surviving Corporation

FOURTH AMENDED AND RESTATED

ARTICLES OF INCORPORATION

OF

Profusa Sciences, Inc.
ARTICLE I
The name of the corporation is “Profusa Sciences, Inc.” (the “Corporation”).
ARTICLE II
The purpose of the Corporation is to engage in any lawful act or activity for which a corporation may be organized under the General Corporation Law of California other than the banking business, the trust company business, or the practice of a profession permitted to be incorporated by the California Corporations Code.
ARTICLE III
The name of the Corporation’s agent for service of process in the State of California, in accordance with subdivision (b) of Section 1502 of the California Corporations Code, is CT Corporation located at 2710 Gateway Oaks Drive, Suite 150N, Sacramento, CA 95833-3505, county of Sacramento, and the name of the registered agent of the Corporation in the State of California at such address is Corporation Service Company (d/b/a CSC-Lawyers Incorporating Service).
ARTICLE IV
The street and mailing address of the Corporation is 5959 Horton St #450, Emeryville, CA 94608.
ARTICLE V
The Corporation is authorized to issue only one class of shares of stock, which shall be common stock; and the total number of shares which the Corporation is authorized to issue is [1,000].
ARTICLE VI
A. The liability of the directors of the Corporation for monetary damages shall be eliminated to the fullest extent permissible under California law.
B. The Corporation is authorized to provide indemnification of agents (as defined in California Corporations Code Section 317) for breach of duty to the Corporation and its shareholders through bylaw provisions or through agreements with the agents, or both, in excess of the indemnification otherwise permitted by California Corporations Code Section 317, subject to the limits on such excess indemnification set forth in California Corporations Code Section 204.
C. Any repeal or modification of the foregoing provisions of this Article VI by the shareholders of the Corporation shall not adversely affect any right or protection of an agent of the Corporation existing at the time of such repeal or modification.
IN WITNESS WHEREOF, the undersigned has executed these Articles this    day of      , 20

Exhibit D

Form of Second Amended and Restated Certificate of Incorporation of Parent

FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NORTHVIEW ACQUISITION CORP.,
a Delaware corporation
NorthView Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
A. The name of the Corporation is “NorthView Acquisition Corp.”. The Corporation was originally incorporated under the name NorthView Acquisition Corp. The Corporation’s original certificate of incorporation was filed with the office of the Secretary of State of the State of Delaware on April 19, 2021.
B. This amended and restated certificate of incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), restates and amends the provisions of the Corporation’s certificate of incorporation and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.
C. The text of the certificate of incorporation of this Corporation is hereby amended and restated to read in its entirety as follows:
ARTICLE I
NAME
The name of the Corporation is Profusa, Inc.
ARTICLE II
REGISTERED OFFICE
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
CAPITAL STOCK
4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 305,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).
4.2 Increase or Decrease in Authorized Capital Stock. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this amended and restated certificate of incorporation of the Corporation (as further amended from time to time in accordance with the provisions hereof and including, without limitation, the terms of any certificate of designation with respect to any series of Preferred Stock, this “Certificate of Incorporation”).

4.3 Common Stock.
(a) The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of shares of Common Stock are entitled to vote. The holders of shares of Common Stock shall not have cumulative voting rights. Except as otherwise required by law or this Certificate of Incorporation, and subject to the rights of the holders of shares of Preferred Stock, if any, at any annual or special meeting of the stockholders of the Corporation, the holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences or relative, participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereof, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL.
(b) Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the “Board”) from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
4.4 Preferred Stock.
(a) The Board is expressly authorized to issue from time to time shares of Preferred Stock in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designation filed pursuant to the DGCL the powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including, without limitation, sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.
(b) The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, stated in this Certificate of Incorporation or the resolution of the Board originally fixing the number of shares of such series. If the number of shares of any series of Preferred Stock is so decreased, then the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V
BOARD OF DIRECTORS
5.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.
5.2 Number of Directors; Election; Term.
(a) The number of directors that shall constitute the entire Board shall not be less than five (5) nor more than seven (7). Within such limit, the number of members of the entire Board shall be fixed, from time to time, exclusively by the Board in accordance with the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “Bylaws”), subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any.
(b) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three classes as nearly equal in number as is practicable, hereby designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to such classes. The term of office of the initial Class I directors shall expire upon the election of directors at the first annual meeting of stockholders following the effectiveness of this Article V; the term of office of the initial Class II directors shall expire upon the election of directors at the second annual meeting of stockholders following the effectiveness of this Article V; and the term of office of the initial Class III directors shall expire upon the election of directors at the third annual meeting of stockholders following the effectiveness of this Article V. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the effectiveness of this Article V, each of the successors elected to replace the directors of a class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
(c) Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.
(d) Elections of directors need not be by written ballot unless the Bylaws shall so provide.
(e) Notwithstanding any of the other provisions of this Article V, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of designation for such series of Preferred Stock, and such directors so elected shall not be divided into classes pursuant to this Article V unless expressly provided by such terms. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of this Article V, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to such director’s earlier death, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such series of stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate, and the total authorized number of directors of the Corporation shall be reduced accordingly.

5.3 Removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
5.4 Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board and not by the stockholders. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such person shall have been assigned by the Board and until such person’s successor shall be duly elected and qualified or until such director’s earlier death, resignation or removal.
ARTICLE VI
AMENDMENT OF BYLAWS
6.1 In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation by the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE VII
STOCKHOLDERS
7.1 No Action by Written Consent of Stockholders. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.
7.2 Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or the Board, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.
7.3 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
ARTICLE VIII
LIMITATION OF LIABILITY AND INDEMNIFICATION
8.1 Limitation of Personal Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Section 8.1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.
8.2 Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. A director’s right to indemnification conferred by this Section 8.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation under this Article VIII or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.
8.3 Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 8.2 of this Certificate of Incorporation shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.
8.4 Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VIII or otherwise.
8.5 Persons Other Than Directors and Officers. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 8.2 of this Certificate of Incorporation or to advance expenses to persons other than directors of the Corporation.
8.6 Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article VIII shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.
ARTICLE IX
MISCELLANEOUS
9.1 Forum for Certain Actions.
(a) Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.
(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 9.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 9.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
(c) Enforceability. If any provision of this Section 9.1 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 9.1, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.1.
9.2 Amendment. The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders of the Corporation by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Section 9.2. In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation inconsistent with the purpose and intent of Article V, Article VI, Article VII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).
9.3 Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this    day of      , 20 .
NORTHVIEW ACQUISITION CORP.

By:
Its:

Exhibit E

Form of Parent Bylaws

AMENDED AND RESTATED BYLAWS

OF

PROFUSA, INC.

(hereinafter called the “Corporation”)
ARTICLE I

MEETINGS OF STOCKHOLDERS
Section 1.1. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such time and place, if any, either within or without the State of Delaware, as shall be designated from time to time by the board of directors of the Corporation (the “Board”). The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but shall instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).
Section 1.2. Annual Meetings. The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly be brought before the meeting in accordance with these amended and restated bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof, these “Bylaws”) shall be held on such date and at such time as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.
Section 1.3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation (including the terms of any certificate of designation with respect to any series of preferred stock), as amended and restated from time to time (the “Certificate of Incorporation”), special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board. The ability of the stockholders of the Corporation to call a special meeting of stockholders is hereby specifically denied. At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting. The Chairperson of the Board, the Chief Executive Officer or the Board may postpone, reschedule or cancel any special meeting of stockholders previously called by any of them.
Section 1.4. Notice. Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and time of the meeting, the Record Date for determining the stockholders entitled to vote at the meeting, if such date is different from the Record Date for determining stockholders entitled to notice of meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called and. Unless otherwise required by law or the Certificate of Incorporation, written notice of any meeting shall be given either personally, by mail or by electronic transmission (as defined below) (if permitted under the circumstances by the DGCL) not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the Chairperson of the Board, the Chief Executive Officer or the Board, to each stockholder entitled to vote at such meeting as of the Record Date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the stock transfer books of the Corporation. If notice is given by means of electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Any stockholder may waive notice of any meeting before or after the meeting. The attendance of a stockholder at any meeting shall constitute a waiver of notice at such meeting, except where the stockholder attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For the purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.
Section 1.5. Adjournments. Any meeting of stockholders of the Corporation may be adjourned or recessed from time to time to reconvene at the same or some other place, if any, by holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, though less than a quorum, or by any officer entitled to preside at or to act as secretary of such meeting, and notice need not be given of any such adjourned or recessed meeting (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication) if the time and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person or represented by proxy and vote at such adjourned or recessed meeting, are (a) announced at the meeting at which the adjournment or recess is taken, (b) displayed during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting given in accordance with these Bylaws. At the adjourned or recessed meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, notice of the adjourned meeting in accordance with the requirements of Section 1.4 of these Bylaws shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new Record Date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the Record Date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of the Record Date so fixed for notice of such adjourned meeting.
Section 1.6. Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person, present by means of remote communication, if any, or represented by proxy, shall constitute a quorum at a meeting of stockholders. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person, present by means of remote communication, if any, or represented by proxy shall constitute a quorum entitled to take action with respect to such vote. If a quorum shall not be present or represented at any meeting of stockholders, either the chairperson of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 1.5 of these Bylaws, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
Section 1.7. Voting.
(a) General. Except as provided in the Certificate of Incorporation, every stockholder having the right to vote shall have one vote for each share of stock having voting power registered in such stockholder’s name on the books of the Corporation. Such votes may be cast in person, by means of remote communication (if any) or by proxy as provided in Section 1.10 of these Bylaws. The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(b) Matters Other Than Election of Directors. Any matter brought before any meeting of stockholders of the Corporation, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the Corporation’s capital stock present in person, present by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote on such matter, voting as a single class, unless the matter is one upon which, by express provision of law, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such matter.
(c) Election of Directors. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, election of directors at all meetings of the stockholders at which directors are to be elected shall be by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Section 1.8. Voting of Stock of Certain Holders. Shares of stock of the Corporation standing in the name of another corporation or entity, domestic or foreign, and entitled to vote may be voted by such officer, agent or proxy as the bylaws or other internal regulations of such corporation or entity may prescribe or, in the absence of such provision, as the board of directors or comparable body of such corporation or entity may determine. Shares of stock of the Corporation standing in the name of a deceased person, a minor, an incompetent or a debtor in a case under Title 11, United States Code, and entitled to vote may be voted by an administrator, executor, guardian, conservator, debtor-in-possession or trustee, as the case may be, either in person or by proxy, without transfer of such shares into the name of the official or other person so voting. A stockholder whose shares of stock of the Corporation are pledged shall be entitled to vote such shares, unless on the transfer records of the Corporation such stockholder has expressly empowered the pledgee to vote such shares, in which case only the pledgee, or the pledgee’s proxy, may vote such shares.
Section 1.9. Treasury Stock. Shares of stock of the Corporation belonging to the Corporation, or to another corporation a majority of the shares entitled to vote in the election of directors of which are held by the Corporation, shall not be voted at any meeting of stockholders of the Corporation and shall not be counted in the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this Section 1.9 shall limit the right of the Corporation to vote shares of stock of the Corporation held by it in a fiduciary capacity.
Section 1.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders of the Corporation may authorize another person or persons to act for such stockholder by proxy filed with the secretary of the Corporation (the “Secretary”) before or at the time of the meeting. No such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.
Section 1.11. No Consent of Stockholders in Lieu of Meeting. Except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and, as specified by the Certificate of Incorporation, the ability of the stockholders to consent in writing to the taking of any action is specifically denied.
Section 1.12. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make or have prepared and made, at least ten (10) days before every meeting of stockholders of the Corporation, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the Record Date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.12 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.
Section 1.13. Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders of the Corporation or any adjournment thereof, the Board may fix a Record Date, which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board, and which Record Date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the Record Date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Record Date, that a later date on or before the date of the meeting shall be the date for making such determination. If no Record Date is fixed by the Board, the Record Date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the Board may fix a new Record Date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the Record Date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.13 at the adjourned meeting.
Section 1.14. Organization and Conduct of Meetings. The Chairperson of the Board shall act as chairperson of meetings of stockholders of the Corporation. The Board may designate any director or officer of the Corporation to act as chairperson of any meeting in the absence of the Chairperson of the Board, and the Board may further provide for determining who shall act as chairperson of any meeting of stockholders in the absence of the Chairperson of the Board and such designee. The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules, regulations and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized proxies or such other persons as the chairperson of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement of the meeting; (f) limitations on the time allotted to questions or comments by participants; (g) removal of any stockholder or any other individual who refuses to comply with meeting rules, regulations or procedures; (h) the conclusion, recess or adjournment of the meeting, regardless of whether a quorum is present, to a later date and time and at a place, if any, announced at the meeting; (i) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (j) rules, regulations or procedures for compliance with any state or local laws or regulations including those concerning safety, health and security; (k) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting and (l) any rules, regulations or procedures as the chairperson may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chairperson of a stockholder meeting, in addition to making any other determinations that may be appropriate regarding the conduct of the meeting, shall determine and declare to the meeting that a matter of business was not properly brought before the meeting, and, if the chairperson should so determine, the chairperson shall so declare to the meeting and any such matter of business not properly brought before the meeting shall not be transacted or considered. Except to the extent determined by the Board or the person presiding at the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 1.15. Inspectors of Election. In advance of any meeting of stockholders of the Corporation, the Chairperson of the Board, the Chief Executive Officer or the Board, by resolution, shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.
Section 1.16. Notice of Stockholder Proposals and Director Nominations.
(a) Annual Meetings of Stockholders. Nominations of persons for election to the Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) with respect to such annual meeting given by or at the direction of the Board (or any duly authorized committee thereof), (ii) as otherwise properly brought before such annual meeting by or at the direction of the Board (or any duly authorized committee thereof) or (iii) by any stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of the notice provided for in this Section 1.16 through the date of such annual meeting,

(B) is entitled to vote at such annual meeting and (C) complies with the notice procedures set forth in this Section 1.16. For the avoidance of doubt, compliance with the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations, or to propose any other business (other than a proposal included in the Corporation’s proxy materials pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders.
(b) Timing of Notice for Annual Meetings. In addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.16(a)(iii) above, the stockholder must have given timely notice thereof in proper written form to the Secretary, and, in the case of business other than nominations, such business must be a proper matter for stockholder action. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the ninetieth (90th) day, or earlier than the one hundred twentieth (120th) day, prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting of stockholders is more than thirty (30) days prior to, or more than sixty (60) days after, the first anniversary of the date of the preceding year’s annual meeting or if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so received not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the Close of Business on the later of (i) the ninetieth (90th) day prior to such annual meeting and (ii) the tenth (10th) day following the day on which public disclosure (as defined below) of the date of the meeting is first made by the Corporation. In no event shall the adjournment, recess, postponement, judicial stay or rescheduling of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of notice as described above.
(c) Form of Notice. To be in proper written form, the notice of any stockholder of record giving notice under this Section 1.16 (each, a “Noticing Party”) must (x) consent to and will cooperate with any background checks, requests for information and regulatory filings and disclosures reasonably requested by the Board in connection with any regulations applicable to, or licenses held by, the Corporation, and (y) set forth:
(i) as to each person whom such Noticing Party proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), if any:
(A) the name, age, business address and residential address of such Proposed Nominee;
(B) the principal occupation and employment of such Proposed Nominee;
(C) a written questionnaire with respect to the background and qualifications of such Proposed Nominee, completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request);
(D) a written representation and agreement completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request) providing that such Proposed Nominee: (I) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Proposed Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such Proposed Nominee’s ability to comply, if elected as a director of the Corporation, with such Proposed Nominee’s fiduciary duties under applicable law; (II) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; (III) will, if elected as a director of the Corporation, comply with all applicable rules of any securities exchanges upon which the Corporation’s securities are listed, the Certificate of Incorporation, these Bylaws, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and all other guidelines and policies of the Corporation generally applicable to directors (which other guidelines and policies will be provided to such

Proposed Nominee within five (5) business days after the Secretary receives any written request therefor from such Proposed Nominee), and all applicable fiduciary duties under state law; (IV) consents to being named as a nominee in the Corporation’s proxy statement and form of proxy for the meeting; (V) intends to serve a full term as a director of the Corporation, if elected; (VI) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct and that do not and will not omit to state any fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and (VII) will tender his or her resignation as a director of the Corporation if the Board determines that such Proposed Nominee failed to comply with the provisions of this Section 1.16(c)(i)(D) in any material respect, provides such Proposed Nominee notice of any such determination and, if such non-compliance may be cured, such Proposed Nominee fails to cure such non-compliance within ten (10) business days after delivery of such notice to such Proposed Nominee;
(E) a description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings, written or oral, during the past three (3) years, and any other material relationships, between or among such Proposed Nominee or any of such Proposed Nominee’s affiliates or associates (each as defined below), on the one hand, and any Noticing Party or any Stockholder Associated Person (as defined below), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K as if such Noticing Party and any Stockholder Associated Person were the “registrant” for purposes of such rule and the Proposed Nominee were a director or executive officer of such registrant;
(F) a description of any business or personal interests that could reasonably be expected to place such Proposed Nominee in a potential conflict of interest with the Corporation or any of its subsidiaries; and
(G) all other information relating to such Proposed Nominee or such Proposed Nominee’s associates that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies for the election of directors in a contested election or otherwise required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Proxy Rules”);
(ii) as to any other business that such Noticing Party proposes to bring before the meeting:
(A) a reasonably brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;
(B) the text of the proposal or business (including the complete text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Certificate of Incorporation or these Bylaws, the text of the proposed amendment); and
(C) all other information relating to such business that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies in support of such proposed business by such Noticing Party or any Stockholder Associated Person pursuant to the Proxy Rules; and
(iii) as to such Noticing Party and each Stockholder Associated Person:
(A) the name and address of such Noticing Party and each Stockholder Associated Person (including, as applicable, as they appear on the Corporation’s books and records);
(B) the class, series and number of shares of each class or series of capital stock (if any) of the Corporation that are, directly or indirectly, owned beneficially or of record (specifying the type of ownership) by such Noticing Party or any Stockholder Associated Person (including any rights to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition); the date or dates on which such shares were acquired; and the investment intent of such acquisition;

(C) the name of each nominee holder for, and number of, any securities of the Corporation owned beneficially but not of record by such Noticing Party or any Stockholder Associated Person and any pledge by such Noticing Party or any Stockholder Associated Person with respect to any of such securities;
(D) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (including any derivative or short positions, profit interests, hedging transactions, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, repurchase agreements or arrangements, borrowed or loaned shares and so-called “stock borrowing” agreements or arrangements) that have been entered into by, or on behalf of, such Noticing Party or any Stockholder Associated Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the price of any securities of the Corporation, or maintain, increase or decrease the voting power of such Noticing Party or any Stockholder Associated Person with respect to securities of the Corporation, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation and without regard to whether such agreement, arrangement or understanding is required to be reported on a Schedule 13D, 13F or 13G in accordance with the Exchange Act (any of the foregoing, a “Derivative Instrument”);
(E) any substantial interest, direct or indirect (including any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such Noticing Party or any Stockholder Associated Person in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation securities where such Noticing Party or such Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;
(F) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (I) between or among such Noticing Party and any of the Stockholder Associated Persons or (II) between or among such Noticing Party or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including (x) any proxy, contract, arrangement, understanding or relationship pursuant to which such Noticing Party or any Stockholder Associated Person, directly or indirectly, has a right to vote any security of the Corporation (other than any revocable proxy given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A) and (y) any understanding, written or oral, that such Noticing Party or any Stockholder Associated Person may have reached with any stockholder of the Corporation (including the name of such stockholder) with respect to how such stockholder will vote such stockholder’s shares in the Corporation at any meeting of the Corporation’s stockholders or take other action in support of any Proposed Nominee or other business, or other action to be taken, by such Noticing Party or any Stockholder Associated Person ;
(G) any rights to dividends on the shares of the Corporation owned beneficially by such Noticing Party or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation;
(H) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which such Noticing Party or any Stockholder Associated Person (I) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (II) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity;
(I) any significant equity interests or any Derivative Instruments in any principal competitor of the Corporation held by such Noticing Party or any Stockholder Associated Person;
(J) any direct or indirect interest of such Noticing Party or any Stockholder Associated Person in any contract or arrangement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including any employment agreement, collective bargaining agreement or consulting agreement);

(K) a description of any material interest of such Noticing Party or any Stockholder Associated Person in the business proposed by such Noticing Party, if any, or the election of any Proposed Nominee;
(L) a representation that (I) neither such Noticing Party nor any Stockholder Associated Person has breached any contract or other agreement, arrangement or understanding with the Corporation except as disclosed to the Corporation pursuant hereto and (II) such Noticing Party and each Stockholder Associated Person has complied, and will comply, with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16;
(M) a complete and accurate description of any performance-related fees (other than asset-based fees) to which such Noticing Party or any Stockholder Associated Person may be entitled as a result of any increase or decrease in the value of the Corporation’s securities or any Derivative Instruments, including any such fees to which members of any Stockholder Associated Person’s immediate family sharing the same household may be entitled;
(N) a description of the investment strategy or objective, if any, of such Noticing Party or any Stockholder Associated Person who is not an individual;
(O) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) under the Exchange Act or an amendment pursuant to Rule 13d-2(a) under the Exchange Act if such a statement were required to be filed under the Exchange Act by such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, (regardless of whether such person or entity is actually required to file a Schedule 13D), including a description of any agreement that would be required to be disclosed by such Noticing Party, any Stockholder Associated Person or any of their respective associates pursuant to Item 5 or Item 6 of Schedule 13D;
(P) a certification that such Noticing Party and each Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with such Noticing Party’s or Stockholder Associated Person’s acquisition of shares of capital stock or other securities of the Corporation and such Noticing Party’s or Stockholder Associated Person’s acts or omissions as a stockholder of the Corporation, if such Noticing Party or Stockholder Associated Person is or has been a stockholder of the Corporation;
(Q) (I) if the Noticing Party (or the beneficial owner(s) on whose behalf such Noticing Party is submitting a notice to the Corporation) is not a natural person, the identity of each natural person associated with such Noticing Party (or beneficial owner(s)) responsible for the formulation of and decision to propose the business or nomination to be brought before the meeting (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Noticing Party (or beneficial owner(s)), the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the capital stock of the Corporation and that reasonably could have influenced the decision of such Noticing Party (or beneficial owner(s)) to propose such business or nomination to be brought before the meeting and (II) if the Noticing Party (or the beneficial owner(s) on whose behalf such Noticing Party is submitting a notice to the Corporation) is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the capital stock of the Corporation and that reasonably could have influenced the decision of such Noticing Party (or beneficial owner(s)) to propose such business or nomination to be brought before the meeting; and
(R) all other information relating to such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of the business proposed by such Noticing Party, if any, or for the election of any Proposed Nominee in a contested election or otherwise pursuant to the Proxy Rules;

provided, however, that the disclosures in the foregoing subclauses (A) through (R) shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Noticing Party solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
(iv) a representation that such Noticing Party intends to appear in person or cause a Qualified Representative (as defined below) of such Noticing Party to appear in person at the meeting to bring such business before the meeting or nominate any Proposed Nominees, as applicable, and an acknowledgment that, if such Noticing Party (or a Qualified Representative of such Noticing Party) does not appear to present such business or Proposed Nominees, as applicable, at such meeting, the Corporation need not present such business or Proposed Nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;
(v) a complete and accurate description of any pending or, to such Noticing Party’s knowledge, threatened legal proceeding in which such Noticing Party or any Stockholder Associated Person is a party or participant involving the Corporation or, to such Noticing Party’s knowledge, any current or former officer, director, affiliate or associate of the Corporation;
(vi) identification of the names and addresses of other stockholders (including beneficial owners) known by such Noticing Party to support the nomination(s) or other business proposal(s) submitted by such Noticing Party and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(vii) a representation from such Noticing Party as to whether such Noticing Party or any Stockholder Associated Person intends or is part of a group that intends to (A) solicit proxies in support of the election of any Proposed Nominee in accordance with Rule 14a-19 under the Exchange Act or (B) engage in a solicitation (within the meaning of Exchange Act Rule 14a-1(l)) with respect to the nomination or other business, as applicable, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation.
(d) Additional Information. In addition to the information required pursuant to the foregoing provisions of this Section 1.16, the Corporation may require any Noticing Party to furnish such other information as the Corporation may reasonably require to determine the eligibility or suitability of a Proposed Nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such Proposed Nominee, under the listing standards of each securities exchange upon which the Corporation’s securities are listed, any applicable rules of the Securities and Exchange Commission, any publicly disclosed standards used by the Board in selecting nominees for election as a director and for determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on any of the committees of the Board, or the requirements of any other laws or regulations applicable to the Corporation. If requested by the Corporation, any supplemental information required under this paragraph shall be provided by a Noticing Party within ten (10) days after it has been requested by the Corporation. In addition, the Board may require any Proposed Nominee to submit to interviews with the Board or any committee thereof, and such Proposed Nominee shall make himself or herself available for any such interviews within ten (10) days following any reasonable request therefor from the Board or any committee thereof.
(e) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto). Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (or any supplement thereto) (i) by or at the direction of the Board (or any duly authorized committee thereof) or (ii) provided that one or more directors are to be elected at such meeting pursuant to the Corporation’s notice of meeting, by any stockholder of the Corporation who (A) is a stockholder of record on the date of the giving of the notice provided for in this Section 1.16(e) through the date of such special meeting, (B) is entitled to vote at such special meeting and upon such election and (C) complies with the notice procedures set forth in this Section 1.16(e). In addition to any other applicable requirements, for director nominations to be properly brought before a special meeting by a stockholder pursuant to the foregoing clause (ii), such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the Close of Business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which public disclosure of the date of the meeting is first made by the Corporation. In no event shall an adjournment, recess, postponement, judicial stay or rescheduling of a special meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, such notice shall include all information required pursuant to Section 1.16(c) above, and such stockholder and any Proposed Nominee shall comply with Section 1.16(d) above, as if such notice were being submitted in connection with an annual meeting of stockholders.
(f) General.
(i) No person shall be eligible for election as a director of the Corporation unless the person is nominated by a stockholder in accordance with the procedures set forth in this Section 1.16 or the person is nominated by the Board, and no business shall be conducted at a meeting of stockholders of the Corporation except business brought by a stockholder in accordance with the procedures set forth in this Section 1.16 or by the Board. The number of nominees a stockholder may nominate for election at a meeting may not exceed the number of directors to be elected at such meeting, and for the avoidance of doubt, no stockholder shall be entitled to make additional or substitute nominations following the expiration of the time periods set forth in Section 1.16(b) or Section 1.16(e), as applicable. Except as otherwise provided by law, the chairperson of a meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws, and, if the chairperson of the meeting determines that any proposed nomination or business was not properly brought before the meeting, the chairperson shall declare to the meeting that such nomination shall be disregarded or such business shall not be transacted, and no vote shall be taken with respect to such nomination or proposed business, in each case, notwithstanding that proxies with respect to such vote may have been received by the Corporation. Notwithstanding the foregoing provisions of this Section 1.16, unless otherwise required by law, if the Noticing Party (or a Qualified Representative of the Noticing Party) proposing a nominee for director or business to be conducted at a meeting does not appear at the meeting of stockholders of the Corporation to present such nomination or propose such business, such proposed nomination shall be disregarded or such proposed business shall not be transacted, as applicable, and no vote shall be taken with respect to such nomination or proposed business, notwithstanding that proxies with respect to such vote may have been received by the Corporation.
(ii) A Noticing Party shall update such Noticing Party’s notice provided under the foregoing provisions of this Section 1.16, if necessary, such that the information provided or required to be provided in such notice shall be true and correct as of (A) the Record Date for determining the stockholders entitled to receive notice of the meeting and (B) the date that is ten (10) business days prior to the meeting (or any postponement, rescheduling or adjournment thereof), and such update shall (I) be received by the Secretary at the principal executive offices of the Corporation (x) not later than the Close of Business five (5) business days after the Record Date for determining the stockholders entitled to receive notice of such meeting (in the case of an update required to be made under clause (A)) and (y) not later than the Close of Business seven (7) business days prior to the date for the meeting or, if practicable, any postponement, rescheduling or adjournment thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been postponed, rescheduled or adjourned) (in the case of an update required to be made pursuant to clause (B)), (II) be made only to the extent that information has changed since such Noticing Party’s prior submission and (III) clearly identify the information that has changed since such Noticing Party’s prior submission. For the avoidance of doubt, any information provided pursuant to this Section 1.16(f)(ii) shall not be deemed to cure any deficiencies or inaccuracies in a notice previously delivered pursuant to this Section 1.16 and shall not extend the time period for the delivery of notice pursuant to this Section 1.16. If a Noticing Party fails to provide such written update within such period, the information as to which such written update relates may be deemed not to have been provided in accordance with this Section 1.16.
(iii) If any information submitted pursuant to this Section 1.16 by any Noticing Party nominating individuals for election or reelection as a director or proposing business for consideration at a stockholder meeting shall be inaccurate in any material respect (as determined by the Board or a committee thereof), such information shall be deemed not to have been provided in accordance with this Section 1.16. Any such Noticing Party shall notify the Secretary in writing at the principal executive offices of the Corporation of any inaccuracy or change in any information submitted pursuant to this Section 1.16 (including if any Noticing Party or any Stockholder Associated Person no longer intends to solicit proxies in accordance with the representation made pursuant to Section 1.16(c)(vii)(B)) within two (2) business days after becoming aware of such inaccuracy or change, and any such notification shall clearly identify the inaccuracy or change, it being understood that no such notification may cure any deficiencies or inaccuracies with respect to any prior submission by such Noticing Party. Upon written request of the Secretary on behalf of the Board (or a duly authorized committee thereof), any such Noticing Party shall provide, within seven (7) business days after delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by such Noticing Party pursuant to this Section 1.16 and (B) a written affirmation of any information submitted by such Noticing Party pursuant to this Section 1.16 as of an earlier date. If a Noticing Party fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Section 1.16.
(iv) If (A) any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any Proposed Nominee and (B) (1) such Noticing Party or Stockholder Associated Person subsequently either (x) notifies the Corporation that such Noticing Party or Stockholder Associated Person no longer intends to solicit proxies in support of the election or reelection of such Proposed Nominee in accordance with Rule 14a-19(b) under the Exchange Act or (y) fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act and (2) no other Noticing Party or Stockholder Associated Person that has provided notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to such Proposed Nominee (x) intends to solicit proxies in support of the election or reelection of such Proposed Nominee in accordance with Rule 14a-19(b) under the Exchange Act and (y) has complied with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act, then the nomination of such Proposed Nominee shall be disregarded and no vote on the election of such Proposed Nominee shall occur (notwithstanding that proxies in respect of such vote may have been received by the Corporation). Upon request by the Corporation, if any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such Noticing Party shall deliver to the Secretary, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.
(v) In addition to complying with the foregoing provisions of this Section 1.16, a stockholder shall also comply with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16. Nothing in this Section 1.16 shall be deemed to affect any rights of (A) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) stockholders to request inclusion of nominees in the Corporation’s proxy statement pursuant to the Proxy Rules or (C) the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
(vi) Any written notice, supplement, update or other information required to be delivered by a stockholder to the Corporation pursuant to this Section 1.16 must be given by personal delivery, by overnight courier or by registered or certified mail, postage prepaid, to the Secretary at the Corporation’s principal executive offices.
(vi) For purposes of these Bylaws, (A) “affiliate” and “associate” each shall have the respective meanings set forth in Rule 12b-2 under the Exchange Act; (B) “beneficial owner” or “beneficially owned” shall have the meaning set forth for such terms in Section 13(d) of the Exchange Act; (C) “Close of Business” shall mean 5:00 p.m. Eastern Time on any calendar day, whether or not the day is a business day; (D) “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; (E) a “Qualified Representative” of a Noticing Party means (I) a duly authorized officer, manager or partner of such Noticing Party or (II) a person authorized by a writing executed by such Noticing Party (or a reliable reproduction or electronic transmission of the writing) delivered by such Noticing Party to the Corporation prior to the making of any nomination or proposal at a stockholder meeting stating that such person is authorized to act for such Noticing Party as proxy at the meeting of stockholders, which writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, must be produced at the meeting of stockholders; and (F) “Stockholder Associated Person” shall mean, with respect to a Noticing Party and if different from such Noticing Party, any beneficial owner of shares of stock of the Corporation on whose behalf such Noticing Party is providing notice of any nomination or other business proposed, (I) any person directly or indirectly controlling, controlled by or under common control with such Noticing Party or beneficial owner(s), (II) any member of the immediate family of such Noticing Party or beneficial owner(s) sharing the same household, (III) any person or entity who is a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act (or any successor provision at law)) with, or is otherwise known by such Noticing Party or other Stockholder Associated Person to be acting in concert with, such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person with respect to the stock of the Corporation, (IV) any affiliate or associate of such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person, (V) if such Noticing Party or any such beneficial owner is not a natural person, any Responsible Person, (VI) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person with respect to any proposed business or nominations, as applicable, (VII) any beneficial owner of shares of stock of the Corporation owned of record by such Noticing Party or any other Stockholder Associated Person (other than a stockholder that is a depositary) and (VIII) any Proposed Nominee.
ARTICLE II

DIRECTORS
Section 2.1. Number. Within the limit set forth in the Certificate of Incorporation, the number of directors that shall constitute the entire Board shall be fixed, from time to time, exclusively by the Board, subject to the rights of the holders of any series of preferred stock with respect to the election of directors, if any.
Section 2.2. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.
Section 2.3. Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board may be held at such time and at such place as may from time to time be determined by the Board. Special meetings of the Board may be called by the Chairperson of the Board (if there be one), the Chief Executive Officer or the Board and shall be held at such place, on such date and at such time as he, she or it shall specify.
Section 2.4. Notice. Notice of any meeting of the Board stating the place, date and time of the meeting shall be given to each director by mail posted not less than five (5) days before the date of the meeting, by nationally recognized overnight courier deposited not less than two (2) days before the date of the meeting or by email, facsimile or other means of electronic transmission delivered or sent not less than twenty-four (24) hours before the date and time of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. If mailed or sent by overnight courier, such notice shall be deemed to be given at the time when it is deposited in the United States mail with first class postage prepaid or deposited with the overnight courier. Notice by facsimile or other electronic transmission shall be deemed given when the notice is transmitted. Any director may waive notice of any meeting before or after the meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where the director attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in any notice of such meeting unless so required by law. A meeting may be held at any time without notice if all of the directors are present or if those not present waive notice of the meeting in accordance with Section 5.6 of these Bylaws.

Section 2.5. Chairperson of the Board. The Chairperson of the Board shall be chosen from among the directors and may be the Chief Executive Officer. Except as otherwise provided by law, the Certificate of Incorporation or Section 2.6 or Section 2.7 of these Bylaws, the Chairperson of the Board shall preside at all meetings of stockholders and of the Board. The Chairperson of the Board shall have such other powers and duties as may from time to time be assigned by the Board.
Section 2.6. Lead Director. If the Chairperson of the Board does not qualify as independent in accordance with the applicable rules of any securities exchanges upon which the Corporation’s securities are listed, the Independent Directors (as defined below) shall appoint a Lead Director. The Lead Director shall be one of the directors who has been determined by the Board to be an “independent director” (any such director, an “Independent Director”). The Lead Director shall preside at all executive sessions of the Board and any other meeting of the Board at which the Chairperson of the Board is not present and have such other responsibilities, and perform such duties, as may from time to time be assigned to him or her by the Board.
Section 2.7. Organization. At each meeting of the Board, the Chairperson of the Board, or, in the Chairperson’s absence, the Lead Director (if any), or, in the Lead Director’s absence, a director chosen by a majority of the directors present, shall act as chairperson. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an assistant secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the Secretary and all assistant secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 2.8. Resignations and Removals of Directors. Any director of the Corporation may resign at any time, by giving notice in writing or by electronic transmission to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event, and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Subject to the rights of holders of any series of preferred stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
Section 2.9. Quorum. At all meetings of the Board, a majority of directors constituting the Board shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.
Section 2.10. Actions of the Board by Written Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the Board or committee.
Section 2.11. Telephonic Meetings. Members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in a meeting pursuant to this Section 2.11 shall constitute presence in person at such meeting.
Section 2.12. Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation and, to the extent permitted by law, to have and exercise such authority as may be provided for in the resolutions creating such committee, as such resolutions may be amended from time to time. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member. Each committee shall keep regular minutes and report to the Board when required. A majority of directors present at any committee meeting at which there is a quorum may determine such committee’s action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have the power at any time to fill vacancies in, to change the membership of or to dissolve any such committee.
Section 2.13. Compensation. The Board shall have the authority to fix the compensation of directors. The directors shall be paid their reasonable expenses, if any, of attendance at each meeting of the Board or any committee thereof and may be paid a fixed sum for attendance at each such meeting and an annual retainer or salary for service as director or committee member, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Directors who are full-time employees of the Corporation shall not receive any compensation for their service as director.
Section 2.14. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.
ARTICLE III

OFFICERS
Section 3.1. General. The officers of the Corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. The Board, in its discretion, may also choose, or may delegate to the Chief Executive Officer the authority to appoint, one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers as the Board from time to time may deem appropriate. Any two or more offices may be held by the same person. The officers of the Corporation need not be stockholders of the Corporation.
Section 3.2. Election; Term. The Board shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board, and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer may be removed at any time by the Board, and any officer appointed by the Chief Executive Officer may be removed at any time by the Chief Executive Officer. Any officer may resign upon notice given in writing or electronic transmission to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event. Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed in this Article III for the regular election to such office.
Section 3.3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the Secretary or any other officer authorized to do so by the Board, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.

Section 3.4. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, have general supervision over the business of the Corporation and shall direct the affairs and policies of the Corporation. The Chief Executive Officer may also serve as the Chairperson of the Board or as President, if so elected by the Board. The Chief Executive Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board.
Section 3.5. President. The President shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The President shall, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer.
Section 3.6. Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation. The Chief Financial Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer.
Section 3.7. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The Executive Vice Presidents (if any), Senior Vice Presidents (if any) and such other Vice Presidents as shall have been chosen by the Board or appointed by the Chief Executive Officer in accordance with Section 3.1 above shall have such powers and shall perform such duties as shall be assigned to them by the Board or the Chief Executive Officer.
Section 3.8. Secretary. The Secretary shall give the requisite notice of meetings of stockholders and directors and shall record the proceedings of such meetings, shall have custody of the seal of the Corporation and shall affix it or cause it to be affixed to such instruments as require the seal and attest it and, besides the Secretary’s powers and duties prescribed by law, shall have such other powers and perform such other duties as shall be provided in these Bylaws or shall at any time be assigned to such officer by the Board or the Chief Executive Officer.
Section 3.9. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board or in such banks as may be designated as depositaries in the manner provided by resolution of the Board. The Treasurer shall have such other powers and perform such other duties as shall be provided in these Bylaws or shall at any time be assigned to such officer by the Board or the Chief Executive Officer.
Section 3.10. Assistant Secretaries. Assistant Secretaries, if there be any, shall assist the Secretary in the discharge of the Secretary’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Secretary, shall perform the duties of the Secretary’s office, subject to the control of the Board or the Chief Executive Officer.
Section 3.11. Assistant Treasurers. Assistant Treasurers, if there be any, shall assist the Treasurer in the discharge of the Treasurer’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Treasurer, shall perform the duties of the Treasurer’s office, subject to the control of the Board or the Chief Executive Officer.
Section 3.12. Other Officers. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE IV

STOCK
Section 4.1. Uncertificated Shares. Unless otherwise provided by resolution of the Board, each class or series of shares of the Corporation’s capital stock shall be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form. Shares shall be transferable only on the books of the Corporation by the holder thereof in person or by attorney upon presentment of proper evidence of succession, assignation or authority to transfer in accordance with the customary procedures for transferring shares in uncertificated form.
Section 4.2. Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a Record Date, which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted and which Record Date shall be not more than sixty (60) days prior to such action. If no Record Date is fixed, the Record Date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.
Section 4.3. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 4.4. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board.
ARTICLE V

MISCELLANEOUS
Section 5.1. Contracts. The Board may authorize any officer or officers or any agent or agents to enter into any contract or execute and deliver any instrument or other document in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.
Section 5.2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.
Section 5.3. Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December in each year or on such other day as may be fixed from time to time by resolution of the Board.
Section 5.4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.
Section 5.5. Offices. The Corporation shall maintain a registered office inside the State of Delaware and may also have other offices outside or inside the State of Delaware. The books and records of the Corporation may be kept (subject to any applicable law) outside the State of Delaware at the principal executive offices of the Corporation or at such other place or places as may be designated from time to time by the Board.
Section 5.6. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice of such meeting unless so required by law.
Section 5.7. Forum for Certain Actions.
(a) Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, these Bylaws or the Certificate of Incorporation (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.
(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 5.7 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 5.7 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
(c) Enforceability. If any provision of this Section 5.7 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 5.7, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5.7.
ARTICLE VI

AMENDMENTS
Subject to Section 7.5 below, these Bylaws may be adopted, amended, altered or repealed by the Board or by the stockholders of the Corporation by the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided, however, that, in the case of any adoption, amendment, alteration or repeal of these Bylaws by the stockholders of the Corporation, notwithstanding any other provision of these Bylaws, and in addition to any other vote that may be required by law or the terms of any series of preferred stock, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Section 1.7(b), 1.16, 1.17 or 2.14 or Article VI of these Bylaws.
ARTICLE VII

EMERGENCY BYLAWS
Section 7.1 Emergency Bylaws. This Article VII shall be operative during any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or other similar emergency condition (including a pandemic), as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action (each, an “Emergency”), notwithstanding any different or conflicting provision in the preceding Sections of these Bylaws or in the Certificate of Incorporation. To the extent not inconsistent with the provisions of this Article VII, the preceding Sections of these Bylaws and the provisions of the Certificate of Incorporation shall remain in effect during such Emergency, and upon termination of such Emergency, the provisions of this Article VII shall cease to be operative unless and until another Emergency shall occur.
Section 7.2 Meetings; Notice. During any Emergency, a meeting of the Board or any committee thereof may be called by any member of the Board or such committee or the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. Notice of the place, date and time of the meeting shall be given by any available means of communication by the person calling the meeting to such of the directors or committee members and Designated Officers (as defined below) as, in the judgment of the person calling the meeting, it may be feasible to reach. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.

Section 7.3 Quorum. At any meeting of the Board called in accordance with Section 7.2 above, the presence or participation of three (3) directors shall constitute a quorum for the transaction of business, and at any meeting of any committee of the Board called in accordance with Section 7.2 above, the presence or participation of one (1) committee member shall constitute a quorum for the transaction of business. In the event that no directors are able to attend a meeting of the Board or any committee thereof, then the Designated Officers in attendance shall serve as directors, or committee members, as the case may be, for the meeting, without any additional quorum requirement and will have full powers to act as directors, or committee members, as the case may be, of the Corporation.
Section 7.4 Liability. No officer, director or employee of the Corporation acting in accordance with the provisions of this Article VII shall be liable except for willful misconduct.
Section 7.5 Amendments. At any meeting called in accordance with Section 7.2 above, the Board, or any committee thereof, as the case may be, may modify, amend or add to the provisions of this Article VII as it deems it to be in the best interests of the Corporation and as is practical or necessary for the circumstances of the Emergency.
Section 7.6 Repeal or Change. The provisions of this Article VII shall be subject to repeal or change by further action of the Board or by action of the stockholders pursuant to Article VI of these Bylaws, but no such repeal or change shall modify the provisions of Section 7.4 above with regard to action taken prior to the time of such repeal or change.
Section 7.7 Definitions. For purposes of this Article VII, the term “Designated Officer” means an officer identified on a numbered list of officers of the Corporation who shall be deemed to be, in the order in which they appear on the list up until a quorum is obtained, directors of the Corporation, or members of a committee of the Board, as the case may be, for purposes of obtaining a quorum during an Emergency, if a quorum of directors or committee members, as the case may be, cannot otherwise be obtained during such Emergency, which officers have been designated by the Board from time to time but in any event prior to such time or times as an Emergency may have occurred.
* * *
Adopted as of:      , 20

AMENDMENT NO. 1 TO MERGER AGREEMENT AND PLAN OF REORGANIZATION
September 12, 2023
THIS AMENDMENT to the Merger Agreement and Plan of Reorganization (the “Merger Agreement”), dated as of November 7, 2022, by and among NorthView Acquisition Corp., a Delaware corporation (“Parent”), NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”), is effective as of this 12th day of September, 2023 (this “Amendment”). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
WHEREAS, Section 9.03 of the Merger Agreement provides that the Merger Agreement may be amended only by a written agreement executed by each of the parties thereto;
WHEREAS, Parent and the Company desire to amend the Merger Agreement as set forth in this Amendment; and
WHEREAS, the respective board of directors of each of Parent and the Company have each approved this Amendment.
In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Amendment.
a) Section 1.1 of the Merger Agreement is hereby amended as follows:
(i) The following definitions are hereby amended and restated in their entirety as follows:
“Milestone Event III” means the achievement of Earnout Revenue of $11,864,000 for the fiscal year ended December 31, 2024.
“Milestone Event IV” means the achievement of Earnout Revenue of $99,702,000 for the fiscal year ended December 31, 2025.
b) Section 5.03(a) of the Merger Agreement is hereby amended as follows:
(a) The authorized capital stock of Parent consists of (i) 100,000,000 shares of Parent Common Stock, par value $0.0001 per share (“Parent Common Stock”), and (ii) 1,000,000 shares of undesignated preferred stock, par value $0.0001 per share (“Parent Preferred Stock”). As of the date of this Agreement (i) 24,168,750 shares of Parent Common Stock are issued and outstanding, all of which are validly issued, fully paid and non-assessable and not subject to any preemptive rights, (ii) no shares of Parent Common Stock are held in the treasury of Parent, (iii) 7,347,500 private placement warrants (as described in the Prospectus) are issued and outstanding, each exercisable for one share of Parent Common Stock at an exercise price of $11.50, (iv) 569,250 representative’s warrants (as described in the Prospectus) are issued and outstanding, each exercisable for one share of Parent Common Stock at an exercise price of $11.50, (v) 9,487,500 Parent Public Warrants are issued and outstanding and 9,487,500 shares of Parent Common Stock are issuable in respect of the Parent Public Warrants (the warrants described in clauses (iii), (iv) and (v), the “Parent Warrants”), and 18,975,000 Parent Rights are issued and outstanding and 1,897,500 shares of Parent Common Stock are issuable in respect to the Parent Rights. As of the date of this Agreement, there are no shares of Parent Preferred Stock issued and outstanding.
2. No Other Amendments, etc. Except as provided in this Amendment, the Merger Agreement shall remain unmodified and in full force and effect, and the execution of this Amendment is not a waiver by the Company or Parent of any of the terms or provisions of the Merger Agreement and each party reserves any and all other rights and remedies available to it under the Merger Agreement. All reference in and to the Merger Agreement (including any annexes, exhibits or schedules thereto) shall be deemed to be references to the Merger Agreement as amended by this Amendment.
3. Governing Law. This Amendment and the legal relations among the Parties with respect to this Amendment will be governed by and construed in accordance with the provisions contained in Section 9.03 of the Merger Agreement.
4. Counterparts. This Amendment may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature page follows]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Parent:

NORTHVIEW ACQUISITION CORP.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	CFO and Co-Founder
Merger Sub:

NV PROFUSA MERGER SUB, INC.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	Authorized Signatory
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Company:

PROFUSA, INC.

By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	CEO
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]

ANNEX A-2
AMENDMENT NO. 2 TO MERGER AGREEMENT AND PLAN OF REORGANIZATION
January 12, 2024
THIS AMENDMENT No. 2 to the Merger Agreement and Plan of Reorganization (as amended by Amendment No. 1 to the Merger Agreement and Plan of Reorganization, dated September 12, 2023, and as may be further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), dated as of November 7, 2022, by and among NorthView Acquisition Corp., a Delaware corporation (“Parent”), NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”), is effective as of the date first written above (this “Amendment”). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
WHEREAS, Section 9.03 of the Merger Agreement provides that the Merger Agreement may be amended only by a written agreement executed by each of the parties thereto;
WHEREAS, Parent and the Company desire to amend the Merger Agreement as set forth in this Amendment; and
WHEREAS, the respective board of directors of each of Parent and the Company have each approved this Amendment.
In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Amendment.
a) Section 1.1 of the Merger Agreement is hereby amended as follows:
(i) The following definitions are hereby amended and restated in their entirety as follows:
“Milestone Event III” means the closing of the Tasly JV and resulting receipt proceeds of $6,000,000 (less any amounts previously advanced to the Company) within the fiscal year ended December 31, 2024.
(ii) The following definition are hereby added as follows:
“Tasly JV” means the transactions contemplated by the Binding Term Sheet for APAC Joint Venture by and among the Company, Carbis Bay Limited, BC hSensor Limited, and Tasly (International) Healthcare Capital Company Limited, as amended.
b) Section 9.01 of the Merger Agreement is hereby amended as follows:
(i)  The reference to “September 21, 2023” shall be replaced with “June 22, 2024”.
2. No Other Amendments, etc. Except as provided in this Amendment, the Merger Agreement shall remain unmodified and in full force and effect, and the execution of this Amendment is not a waiver by the Company or Parent of any of the terms or provisions of the Merger Agreement and each party reserves any and all other rights and remedies available to it under the Merger Agreement. All reference in and to the Merger Agreement (including any annexes, exhibits or schedules thereto) shall be deemed to be references to the Merger Agreement as amended by this Amendment.
3. Governing Law. This Amendment and the legal relations among the Parties with respect to this Amendment will be governed by and construed in accordance with the provisions contained in Section 9.03 of the Merger Agreement.
4. Counterparts. This Amendment may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature page follows]
[Signature Page To Amendment To Merger Agreement]
A-2-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Parent:

NORTHVIEW ACQUISITION CORP.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	CFO and Co-Founder
Merger Sub:

NV PROFUSA MERGER SUB, INC.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	Officer
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]
A-2-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Company:

PROFUSA, INC.

By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	CEO
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]
A-2-3

ANNEX A-3
AMENDMENT NO. 3 TO MERGER AGREEMENT AND PLAN OF REORGANIZATION
March 4, 2024
THIS AMENDMENT No. 3 to the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022 (as amended by Amendment No. 1 to the Merger Agreement and Plan of Reorganization, dated September 12, 2023, and by Amendment No. 2 to the Merger Agreement and Plan of Reorganization, dated January 12, 2024, and as may be further amended, restated, supplemented or otherwise modified from time to time in accordance with its terms, the “Merger Agreement”), by and among NorthView Acquisition Corp., a Delaware corporation (“Parent”), NV Profusa Merger Sub, Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”), and Profusa, Inc., a California corporation (the “Company”), is effective as of the date first written above (this “Amendment”). Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Merger Agreement.
WHEREAS, Section 9.03 of the Merger Agreement provides that the Merger Agreement may be amended only by a written agreement executed by each of the parties thereto;
WHEREAS, Parent and the Company desire to amend the Merger Agreement as set forth in this Amendment; and
WHEREAS, the respective board of directors of each of Parent and the Company have each approved this Amendment.
In consideration of the mutual promises contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:
1. Amendment.
a) Section 1.01 of the Merger Agreement is hereby amended as follows:
(i) The following definition is hereby amended and restated in its entirety as follows:
“Company Reference Value” means a dollar amount equal to (i) the sum of the Company Equity Value, plus (ii) the Aggregate Exercise Price, plus (iii) the Private Placement Value, minus (iv) the Aggregate Company Incentive Amount.
(ii) The following definitions are hereby added as follows:
“Company Private Placement Financing” means the dollar amount of funds received by the Company after March 4, 2024, in exchange for the issuance of Company Securities.
“Private Placement Value” means the product of (i) any Company Private Placement Financing, multiplied by the quotient of (ii) (A) the Parent Per Share Value divided by (B) two (2).
2. No Other Amendments, etc. Except as provided in this Amendment, the Merger Agreement shall remain unmodified and in full force and effect, and the execution of this Amendment is not a waiver by the Company or Parent of any of the terms or provisions of the Merger Agreement and each party reserves any and all other rights and remedies available to it under the Merger Agreement. All reference in and to the Merger Agreement (including any annexes, exhibits or schedules thereto) shall be deemed to be references to the Merger Agreement as amended by this Amendment.
3. Governing Law. This Amendment and the legal relations among the Parties with respect to this Amendment will be governed by and construed in accordance with the provisions contained in Section 9.03 of the Merger Agreement.
4. Counterparts. This Amendment may be executed by signatures exchanged via facsimile or other electronic means and in one or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.
[Signature page follows]
[Signature Page To Amendment To Merger Agreement]
A-3-1

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Parent:

NORTHVIEW ACQUISITION CORP.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	CFO and Co-Founder
Merger Sub:

NV PROFUSA MERGER SUB, INC.

By:	/s/ Fred Knechtel
	Name:	Fred Knechtel
	Title:	Officer
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]
A-3-2

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed as of the day and year first above written.
Company:

PROFUSA, INC.

By:	/s/ Ben Hwang
	Name:	Ben Hwang
	Title:	CEO
[SIGNATURE PAGE TO AMENDMENT TO MERGER AGREEMENT]
A-3-3

ANNEX B
Form of Second Amended and Restated Certificate of Incorporation of Parent

FORM OF
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
NORTHVIEW ACQUISITION CORP.,
a Delaware corporation
NorthView Acquisition Corp., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), hereby certifies as follows:
A. The name of the Corporation is “NorthView Acquisition Corp.”. The Corporation was originally incorporated under the name NorthView Acquisition Corp. The Corporation’s original certificate of incorporation was filed with the office of the Secretary of State of the State of Delaware on April 19, 2021.
B. This amended and restated certificate of incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), restates and amends the provisions of the Corporation’s certificate of incorporation and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the DGCL.
C. The text of the certificate of incorporation of this Corporation is hereby amended and restated to read in its entirety as follows:
ARTICLE I
NAME
The name of the Corporation is Profusa, Inc.
ARTICLE II
REGISTERED OFFICE
The address of the Corporation’s registered office in the State of Delaware is 251 Little Falls Drive, in the City of Wilmington, County of New Castle, State of Delaware, 19808. The name of its registered agent at such address is Corporation Service Company.
ARTICLE III
PURPOSE
The purpose of the Corporation is to engage in any lawful act or activity for which corporations may be organized under the DGCL.
ARTICLE IV
CAPITAL STOCK
4.1 Authorized Capital Stock. The total number of shares of all classes of capital stock that the Corporation is authorized to issue is 305,000,000 shares, consisting of 300,000,000 shares of common stock, par value $0.0001 per share (“Common Stock”), and 5,000,000 shares of preferred stock, par value $0.0001 per share (“Preferred Stock”).
4.2 Increase or Decrease in Authorized Capital Stock. The number of authorized shares of Common Stock or Preferred Stock may be increased or decreased (but not below the number of shares thereof then outstanding) by the affirmative vote of the holders of a majority in voting power of the stock of the Corporation entitled to vote generally in the election of directors, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), voting together as a single class, without a separate vote of the holders of the class or classes the number of authorized shares of which are being increased or decreased, unless a vote by any holders of one or more series of Preferred Stock is required by the express terms of any series of Preferred Stock as provided for or fixed pursuant to the provisions of Section 4.4 of this amended and restated certificate of incorporation of the Corporation (as further amended from time to time in accordance with the provisions hereof and including, without limitation, the terms of any certificate of designation with respect to any series of Preferred Stock, this “Certificate of Incorporation”).
4.3 Common Stock.
(a) The holders of shares of Common Stock shall be entitled to one vote for each such share on each matter properly submitted to the stockholders of the Corporation on which the holders of shares of Common Stock are entitled to vote. The holders of shares of Common Stock shall not have cumulative voting rights. Except as otherwise required by law or this Certificate of Incorporation, and subject to the rights of the holders of shares of Preferred Stock, if any, at any annual or special meeting of the stockholders of the Corporation, the holders of shares of Common Stock shall have the right to vote for the election of directors and on all other matters properly submitted to a vote of the stockholders; provided, however, that, except as otherwise required by law, holders of shares of Common Stock shall not be entitled to vote on any amendment to this Certificate of Incorporation that relates solely to the terms, number of shares, powers, designations, preferences or relative, participating, optional or other special rights (including, without limitation, voting rights), or to qualifications, limitations or restrictions thereof, of one or more outstanding series of Preferred Stock if the holders of such affected series are entitled, either separately or together with the holders of one or more other such series, to vote thereon pursuant to this Certificate of Incorporation or pursuant to the DGCL.
(b) Subject to the rights of the holders of shares of Preferred Stock, the holders of shares of Common Stock shall be entitled to receive such dividends and other distributions (payable in cash, property or capital stock of the Corporation) when, as and if declared thereon by the board of directors of the Corporation (the “Board”) from time to time out of any assets or funds of the Corporation legally available therefor and shall share equally on a per share basis in such dividends and distributions.
(c) In the event of any voluntary or involuntary liquidation, dissolution or winding-up of the Corporation, after payment or provision for payment of the debts and other liabilities of the Corporation, and subject to the rights of the holders of shares of Preferred Stock in respect thereof, the holders of shares of Common Stock shall be entitled to receive all of the remaining assets of the Corporation available for distribution to its stockholders, ratably in proportion to the number of shares of Common Stock held by them.
4.4 Preferred Stock.
(a) The Board is expressly authorized to issue from time to time shares of Preferred Stock in one or more series pursuant to a resolution or resolutions providing for such issue duly adopted by the Board. The Board is further authorized, subject to limitations prescribed by law, to fix by resolution or resolutions and to set forth in a certification of designation filed pursuant to the DGCL the powers, designations, preferences and relative, participating, optional or other special rights, if any, and the qualifications, limitations or restrictions thereof, if any, of any wholly unissued series of Preferred Stock, including, without limitation, dividend rights, dividend rate, conversion rights, voting rights, rights and terms of redemption (including, without limitation, sinking fund provisions), redemption price or prices and liquidation preferences of any such series, and the number of shares constituting any such series and the designation thereof, or any of the foregoing.
(b) The Board is further authorized to increase (but not above the total number of authorized shares of the class) or decrease (but not below the number of shares of any such series then outstanding) the number of shares of any series of Preferred Stock, the number of which was fixed by it, subsequent to the issuance of shares of such series then outstanding, subject to the powers, preferences and rights, and the qualifications, limitations and restrictions thereof, stated in this Certificate of Incorporation or the resolution of the Board originally fixing the number of shares of such series. If the number of shares of any series of Preferred Stock is so decreased, then the shares constituting such decrease shall resume the status that they had prior to the adoption of the resolution originally fixing the number of shares of such series.

ARTICLE V
BOARD OF DIRECTORS
5.1 General Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board.
5.2 Number of Directors; Election; Term.
(a) The number of directors that shall constitute the entire Board shall not be less than five (5) nor more than seven (7). Within such limit, the number of members of the entire Board shall be fixed, from time to time, exclusively by the Board in accordance with the bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof and thereof, the “Bylaws”), subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if any.
(b) Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, the directors of the Corporation shall be divided into three classes as nearly equal in number as is practicable, hereby designated Class I, Class II and Class III. The Board is authorized to assign members of the Board already in office to such classes. The term of office of the initial Class I directors shall expire upon the election of directors at the first annual meeting of stockholders following the effectiveness of this Article V; the term of office of the initial Class II directors shall expire upon the election of directors at the second annual meeting of stockholders following the effectiveness of this Article V; and the term of office of the initial Class III directors shall expire upon the election of directors at the third annual meeting of stockholders following the effectiveness of this Article V. At each annual meeting of stockholders, commencing with the first annual meeting of stockholders following the effectiveness of this Article V, each of the successors elected to replace the directors of a class whose term shall have expired at such annual meeting shall be elected to hold office until the third annual meeting next succeeding his or her election and until his or her respective successor shall have been duly elected and qualified. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, if the number of directors that constitutes the Board is changed, any newly created directorships or decrease in directorships shall be so apportioned by the Board among the classes as to make all classes as nearly equal in number as is practicable, provided that no decrease in the number of directors constituting the Board shall shorten the term of any incumbent director.
(c) Notwithstanding the foregoing provisions of this Section 5.2, and subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, each director shall serve until such director’s successor is duly elected and qualified or until such director’s earlier death, resignation or removal.
(d) Elections of directors need not be by written ballot unless the Bylaws shall so provide.
(e) Notwithstanding any of the other provisions of this Article V, whenever the holders of any one or more series of Preferred Stock issued by the Corporation shall have the right, voting separately by series, to elect directors at an annual or special meeting of stockholders, the election, term of office, filling of vacancies and other features of such directorships shall be governed by the terms of the certificate of designation for such series of Preferred Stock, and such directors so elected shall not be divided into classes pursuant to this Article V unless expressly provided by such terms. During any period when the holders of any series of Preferred Stock have the right to elect additional directors as provided for or fixed pursuant to the provisions of this Article V, then upon commencement and for the duration of the period during which such right continues; (i) the then otherwise total authorized number of directors of the Corporation shall automatically be increased by such specified number of directors, and the holders of such Preferred Stock shall be entitled to elect the additional directors so provided for or fixed pursuant to such provisions, and (ii) each such additional director shall serve until such director’s successor shall have been duly elected and qualified, or until such director’s right to hold such office terminates pursuant to such provisions, whichever occurs earlier, subject to such director’s earlier death, resignation or removal. Except as otherwise provided by the Board in the resolution or resolutions establishing such series, whenever the holders of any series of Preferred Stock having such right to elect additional directors are divested of such right pursuant to the provisions of such series of stock, the terms of office of all such additional directors elected by the holders of such stock, or elected to fill any vacancies resulting from the death, resignation or removal of such additional directors, shall forthwith terminate, and the total authorized number of directors of the Corporation shall be reduced accordingly.

5.3 Removal. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
5.4 Vacancies and Newly Created Directorships. Subject to the rights of holders of any series of Preferred Stock with respect to the election of directors, vacancies occurring on the Board for any reason and newly created directorships resulting from an increase in the number of directors may be filled only by vote of a majority of the remaining members of the Board, although less than a quorum, or by a sole remaining director, at any meeting of the Board and not by the stockholders. A person so elected by the Board to fill a vacancy or newly created directorship shall hold office until the next election of the class for which such person shall have been assigned by the Board and until such person’s successor shall be duly elected and qualified or until such director’s earlier death, resignation or removal.
ARTICLE VI
AMENDMENT OF BYLAWS
6.1 In furtherance and not in limitation of the powers conferred by statute, the Board is expressly authorized to adopt, amend, alter or repeal the Bylaws. The Bylaws may also be adopted, amended, altered or repealed by the stockholders of the Corporation by the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.
ARTICLE VII
STOCKHOLDERS
7.1 No Action by Written Consent of Stockholders. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of the stockholders of the Corporation and may not be effected by written consent in lieu of a meeting.
7.2 Special Meetings. Except as otherwise expressly provided by the terms of any series of Preferred Stock permitting the holders of such series of Preferred Stock to call a special meeting of the holders of such series, special meetings of the stockholders of the Corporation may be called only by the chairperson of the Board, the chief executive officer of the Corporation or the Board, and the ability of the stockholders to call a special meeting of the stockholders is hereby specifically denied.
7.3 Advance Notice. Advance notice of stockholder nominations for the election of directors and of business to be brought by stockholders before any meeting of the stockholders of the Corporation shall be given in the manner provided in the Bylaws.
ARTICLE VIII
LIMITATION OF LIABILITY AND INDEMNIFICATION
8.1 Limitation of Personal Liability. No director or officer of the Corporation shall be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director or officer, except to the extent such exemption from liability or limitation thereof is not permitted under the DGCL, as it presently exists or may hereafter be amended from time to time. If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors or officers, then the liability of a director or officer of the Corporation shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended. For purposes of this Section 8.1, “officer” shall have the meaning provided in Section 102(b)(7) of the DGCL, as it presently exists or may hereafter be amended from time to time.
8.2 Indemnification and Advancement of Expenses. The Corporation shall indemnify its directors and officers to the fullest extent authorized or permitted by the DGCL, as now or hereafter in effect, and such right to indemnification shall continue as to a person who has ceased to be a director or officer of the Corporation and shall inure to the benefit of such person’s heirs, executors and personal and legal representatives. A director’s right to indemnification conferred by this Section 8.2 shall include the right to be paid by the Corporation the expenses incurred in defending or otherwise participating in any proceeding in advance of its final disposition, provided that such director presents to the Corporation a written undertaking to repay such amount if it shall ultimately be determined that such director is not entitled to be indemnified by the Corporation under this Article VIII or otherwise. Notwithstanding the foregoing, except for proceedings to enforce any director’s or officer’s rights to indemnification or any director’s rights to advancement of expenses, the Corporation shall not be obligated to indemnify any director or officer, or advance expenses of any director, (or such director’s or officer’s heirs, executors or personal or legal representatives) in connection with any proceeding (or part thereof) initiated by such person unless such proceeding (or part thereof) was authorized by the Board.
8.3 Non-Exclusivity of Rights. The rights to indemnification and advancement of expenses conferred in Section 8.2 of this Certificate of Incorporation shall neither be exclusive of, nor be deemed in limitation of, any rights to which any person may otherwise be or become entitled or permitted under this Certificate of Incorporation, the Bylaws, any statute, agreement, vote of stockholders or disinterested directors or otherwise.
8.4 Insurance. To the fullest extent authorized or permitted by the DGCL, the Corporation may purchase and maintain insurance on behalf of any current or former director or officer of the Corporation against any liability asserted against such person, whether or not the Corporation would have the power to indemnify such person against such liability under the provisions of this Article VIII or otherwise.
8.5 Persons Other Than Directors and Officers. This Article VIII shall not limit the right of the Corporation, to the extent and in the manner permitted by law, to indemnify and to advance expenses to, or to purchase and maintain insurance on behalf of, persons other than those persons described in the first sentence of Section 8.2 of this Certificate of Incorporation or to advance expenses to persons other than directors of the Corporation.
8.6 Effect of Modifications. Any amendment, repeal or modification of any provision contained in this Article VIII shall, unless otherwise required by law, be prospective only (except to the extent such amendment or change in law permits the Corporation to further limit or eliminate the liability of directors or officers) and shall not adversely affect any right or protection of any current or former director or officer of the Corporation existing at the time of such amendment, repeal or modification with respect to any acts or omissions occurring prior to such amendment, repeal or modification.
ARTICLE IX
MISCELLANEOUS
9.1 Forum for Certain Actions.
(a) Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, this Certificate of Incorporation or the Bylaws (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.
(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 9.1 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 9.1 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.
(c) Enforceability. If any provision of this Section 9.1 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 9.1, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 9.1.
9.2 Amendment. The Corporation reserves the right to amend, alter or repeal any provision contained in this Certificate of Incorporation, in the manner now or hereafter prescribed by this Certificate of Incorporation and the DGCL, and all rights, preferences and privileges herein conferred upon stockholders of the Corporation by and pursuant to this Certificate of Incorporation in its present form or as hereafter amended are granted subject to the right reserved in this Section 9.2. In addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation. Notwithstanding any other provision of this Certificate of Incorporation, and in addition to any other vote that may be required by law, applicable stock exchange rule or the terms of any series of Preferred Stock, the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision of this Certificate of Incorporation inconsistent with the purpose and intent of Article V, Article VI, Article VII or this Article IX (including, without limitation, any such Article as renumbered as a result of any amendment, alternation, repeal or adoption of any other Article).
9.3 Severability. If any provision or provisions of this Certificate of Incorporation shall be held to be invalid, illegal or unenforceable as applied to any circumstance for any reason whatsoever, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Certificate of Incorporation (including, without limitation, each portion of any paragraph of this Certificate of Incorporation containing any such provision held to be invalid, illegal or unenforceable that is not itself held to be invalid, illegal or unenforceable) shall not in any way be affected or impaired thereby.

IN WITNESS WHEREOF, the Corporation has caused this Amended and Restated Certificate of Incorporation to be signed by a duly authorized officer of the Corporation on this    day of      , 20 .
NORTHVIEW ACQUISITION CORP.

By:
Its:

ANNEX C
profusa, inc.
2023 EQUITY AND INCENTIVE PLAN
I. INTRODUCTION
1.1 Purposes. The purposes of the Profusa, Inc. 2023 Equity and Incentive Plan (this “Plan”) are (i) to align the interests of the Company’s stockholders and the recipients of awards under this Plan by increasing the proprietary interest of such recipients in the Company’s growth and success, (ii) to advance the interests of the Company by attracting and retaining Non-Employee Directors, officers, other employees, consultants, independent contractors and agents and (iii) to motivate such persons to act in the long-term best interests of the Company and its stockholders.
1.2 Certain Definitions.
“Agreement” shall mean the written or electronic agreement evidencing an award hereunder between the Company and the recipient of such award.
“Board” shall mean the Board of Directors of the Company.
“Change in Control” shall have the meaning set forth in Section 5.8(b).
“Code” shall mean the Internal Revenue Code of 1986, as amended.
“Committee” shall mean the Compensation Committee of the Board, or a subcommittee thereof, or such other committee designated by the Board, in each case, consisting of two or more members of the Board, each of whom is intended to be (i) a “Non-Employee Director” within the meaning of Rule 16b-3 under the Exchange Act and (ii) “independent” within the meaning of the rules of the Nasdaq Capital Market or, if the Shares are not listed on the Nasdaq Capital Market, within the meaning of the rules of the principal stock exchange on which the Shares are then traded; provided, however, if the Board does not designate a Committee to administer the Plan, the Board shall serve as the Committee and references herein to the Committee shall refer to the Board.
“Company” shall mean Profusa, Inc., a corporation organized under the laws of the State of Delaware, or any successor thereto.
“Delay Period” shall have the meaning set forth in Section 5.16.
“Effective Date” shall mean the closing of the merger consummated pursuant to the Merger Agreement.
“Exchange Act” shall mean the Securities Exchange Act of 1934, as amended.
“Exchange Act Person” means any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act), except that “Exchange Act Person” will not include (i) the Company or any Subsidiary of the Company, (ii) any employee benefit plan of the Company or any Subsidiary of the Company or any trustee or other fiduciary holding securities under an employee benefit plan of the Company or any Subsidiary of the Company, (iii) an underwriter temporarily holding securities pursuant to a registered public offering of such securities, (iv) an entity Owned, directly or indirectly, by the stockholders of the Company in substantially the same proportions as their Ownership of stock of the Company; or (v) any natural person, entity or “group” (within the meaning of Section 13(d) or 14(d) of the Exchange Act) that, as of the Effective Date, is the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities.
“Fair Market Value” shall mean the closing transaction price of a Share as reported on Nasdaq on the date as of which such value is being determined or, if the Shares are not listed on the Nasdaq, the closing transaction price of a Share on the principal national stock exchange on which the Shares are traded on the date as of which such value is being determined or, if there are no reported transactions for such date, on the next preceding date for which transactions were reported; provided, however, that the Company may in its discretion use the closing transaction price of a Share on the day preceding the date as of which such value is being determined to the extent the Company determines such method is more practical for administrative purposes, such as for purposes of tax withholding. If the Shares are not listed on a national stock exchange or if Fair Market Value for any date cannot be so determined, Fair Market Value shall be determined by the Committee by whatever means or method as the Committee, in the good faith exercise of its discretion, shall at such time deem appropriate and in compliance with Section 409A of the Code.
“Free-Standing SAR” shall mean a SAR which is not granted in tandem with, or by reference to, an option, which entitles the holder thereof to receive, upon exercise, Shares (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one Share on the date of exercise over the base price of such SAR, multiplied by the number of such SARs which are exercised.
“Incentive Stock Option” shall mean an option to purchase Shares that meets the requirements of Section 422 of the Code, or any successor provision, which is intended by the Committee to constitute an Incentive Stock Option.
“Incumbent Directors” shall have the meaning set forth in Section 5.8(b)(4).
“Merger Agreement” shall mean the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among NorthView Acquisition Corp., NV Profusa Merger Sub, Inc. and Profusa, Inc.
“Non-Employee Director” shall mean any director of the Company who is not an officer or employee of the Company or any Subsidiary.
“Nonqualified Stock Option” shall mean an option to purchase Shares which is not an Incentive Stock Option.
“Other Stock Award” shall mean an award granted pursuant to Section 3.4 of this Plan.
“Own,” “Owned,” “Owner,” “Ownership” A person or entity shall be deemed to “Own,” to have “Owned,” to be the “Owner” of, or to have acquired “Ownership” of securities if such person or entity, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise, has or shares voting power, which includes the power to vote or to direct the voting, with respect to such securities.
“Performance Award” shall mean a right to receive an amount of cash, Shares, or a combination of both, contingent upon the attainment of specified Performance Measures within a specified Performance Period.
“Performance Measures” shall mean the criteria and objectives, established by the Committee, which shall be satisfied or met (i) as a condition to the grant or exercisability of all or a portion of an option or SAR or (ii) during the applicable Restriction Period or Performance Period as a condition to the vesting of the holder’s interest, in the case of a Restricted Stock Award, of the Shares subject to such award, or, in the case of a Restricted Stock Unit Award, Other Stock Award or Performance Award, to the holder’s receipt of the Shares subject to such award or of payment with respect to such award. One or more of the following business criteria for the Company, on a consolidated basis, and/or for specified subsidiaries, business or geographical units or operating areas of the Company, or individual basis, may be used by the Committee in establishing Performance Measures under this Plan: the attainment by a Share of a specified Fair Market Value for a specified period of time; increase in stockholder value; earnings per share; return on or net assets; return on equity; return on investments; return on capital or invested capital; total stockholder return; earnings or income of the Company before or after taxes and/or interest; earnings before interest, taxes, depreciation and amortization (“EBITDA”); EBITDA margin; operating income; revenues; operating expenses, attainment of expense levels or cost reduction goals; market share; cash flow, cash flow per share, cash flow margin or free cash flow; interest expense; economic value created; gross profit or margin; operating profit or margin; net cash provided by operations; price-to-earnings growth; and strategic business criteria, consisting of one or more objectives based on meeting specified goals relating to market penetration, customer acquisition, business expansion, cost targets, customer satisfaction, reductions in errors and omissions, reductions in lost business, management of employment practices and employee benefits, supervision of litigation, supervision of information technology, quality and quality audit scores, efficiency, and acquisitions or divestitures, any combination of the foregoing, or such other goals as the Committee may determine whether or not listed herein. Each such goal may be determined on a pre-tax or post-tax basis or on an absolute or relative basis, and may include comparisons based on current internal targets, the past performance of the Company (including the performance of one or more subsidiaries, divisions, or operating units) or the past or current performance of other companies or market indices (or a combination of such past and current performance). In addition to the ratios specifically enumerated above, performance goals may include comparisons relating to capital (including, but not limited to, the cost of capital), shareholders’ equity, shares outstanding, assets or net assets, sales, or any combination thereof. In establishing a Performance

Measure or determining the achievement of a Performance Measure, the Committee may provide that achievement of the applicable Performance Measures may be amended or adjusted to include or exclude components of any Performance Measure, including, without limitation, foreign exchange gains and losses, asset write-downs, acquisitions and divestitures, change in fiscal year, unbudgeted capital expenditures, special charges such as restructuring or impairment charges, debt refinancing costs, extraordinary or noncash items, unusual, infrequently occurring, nonrecurring or one-time events affecting the Company or its financial statements or changes in law or accounting principles. Performance Measures shall be subject to such other special rules and conditions as the Committee may establish at any time.
“Performance Period” shall mean any period designated by the Committee during which (i) the Performance Measures applicable to an award shall be measured and (ii) the conditions to vesting applicable to an award shall remain in effect.
“Prior Plan” shall mean the Amended and Restated Profusa, Inc. 2010 Stock Option Plan
“Restricted Stock” shall mean Shares which are subject to a Restriction Period and which may, in addition thereto, be subject to the attainment of specified Performance Measures within a specified Performance Period.
“Restricted Stock Award” shall mean an award of Restricted Stock under this Plan.
“Restricted Stock Unit” shall mean a right to receive one Share or, in lieu thereof and to the extent set forth in the applicable Agreement, the Fair Market Value of such Share in cash, which shall be contingent upon the expiration of a specified Restriction Period and which may, in addition thereto, be contingent upon the attainment of specified Performance Measures within a specified Performance Period.
“Restricted Stock Unit Award” shall mean an award of Restricted Stock Units under this Plan.
“Restriction Period” shall mean any period designated by the Committee during which (i) the Shares subject to a Restricted Stock Award may not be sold, transferred, assigned, pledged, hypothecated or otherwise encumbered or disposed of, except as provided in this Plan or the Agreement relating to such award, or (ii) the conditions to vesting applicable to a Restricted Stock Unit Award or Other Stock Award remain in effect.
“SAR” shall mean a stock appreciation right which may be a Free-Standing SAR or a Tandem SAR.
“Shares” shall mean Common Stock, par value $0.0001 per share, of the Company, and all rights appurtenant thereto.
“Stock Award” shall mean a Restricted Stock Award, Restricted Stock Unit Award or Other Stock Award.
“Subsidiary” shall mean any corporation, limited liability company, partnership, joint venture or similar entity in which the Company owns, directly or indirectly, an equity interest possessing more than 50% of the combined voting power of the total outstanding equity interests of such entity.
“Substitute Award” shall mean an award granted under this Plan upon the assumption of, or in substitution for, outstanding equity awards previously granted by a company or other entity in connection with a corporate transaction, including a merger, combination, consolidation or acquisition of property or stock.
“Tandem SAR” shall mean a SAR which is granted in tandem with, or by reference to, an option (including a Nonqualified Stock Option granted prior to the date of grant of the SAR), which entitles the holder thereof to receive, upon exercise of such SAR and surrender for cancellation of all or a portion of such option, Shares (which may be Restricted Stock) or, to the extent set forth in the applicable Agreement, cash or a combination thereof, with an aggregate value equal to the excess of the Fair Market Value of one Share on the date of exercise over the base price of such SAR, multiplied by the number of Shares subject to such option, or portion thereof, which is surrendered.
“Tax Date” shall have the meaning set forth in Section 5.5.
“Ten Percent Holder” shall have the meaning set forth in Section 2.1(a).
1.3 Administration. This Plan shall be administered by the Committee. Any one or a combination of the following awards may be made under this Plan to eligible persons: (i) options to purchase Shares in the form of Incentive Stock Options or Nonqualified Stock Options; (ii) SARs in the form of Tandem SARs or Free-Standing SARs; (iii) Stock Awards in the form of Restricted Stock, Restricted Stock Units or Other Stock Awards; and (iv) Performance Awards. The Committee shall, subject to the terms of this Plan, select eligible persons for participation in this Plan and determine the form, amount and timing of each award to such persons and, if applicable, the number of Shares subject to an award, the number of SARs, the number of Restricted Stock Units, the dollar value subject to a Performance Award, the purchase price or base price associated with the award, the time and conditions of exercise or settlement of the award and all other terms and conditions of the award, including, without limitation, the form of the Agreement evidencing the award. The Committee may, in its sole discretion and for any reason at any time, take action such that (i) any or all outstanding options and SARs shall become exercisable in part or in full, (ii) all or a portion of the Restriction Period applicable to any outstanding awards shall lapse, (iii) all or a portion of the Performance Period applicable to any outstanding awards shall lapse and (iv) the Performance Measures (if any) applicable to any outstanding awards shall be deemed to be satisfied at the target, maximum or any other level. The Committee shall, subject to the terms of this Plan, interpret this Plan and the application thereof, establish rules and regulations it deems necessary or desirable for the administration of this Plan and may impose, incidental to the grant of an award, conditions with respect to the award, such as limiting competitive employment or other activities. All such interpretations, rules, regulations and conditions, including any determinations made by the Committee with respect to this Plan or any award hereunder, shall be final, conclusive, and binding on all parties.
The Committee may delegate some or all of its power and authority hereunder to the Board (or any members thereof) or, subject to applicable law, to a subcommittee of the Board, a member of the Board, the Chief Executive Officer or other executive officer of the Company as the Committee deems appropriate; provided, however, that the Committee may not delegate its power and authority to a member of the Board, the Chief Executive Officer or other executive officer of the Company with regard to the selection for participation in this Plan of an officer, director or other person subject to Section 16 of the Exchange Act or decisions concerning the timing, pricing or amount of an award to such an officer, director or other person.
No member of the Board or Committee, and neither the Chief Executive Officer nor any other executive officer to whom the Committee delegates any of its power and authority hereunder, shall be liable for any act, omission, interpretation, construction or determination made in connection with this Plan or any award hereunder in good faith, and the members of the Board and the Committee and the Chief Executive Officer or other executive officer shall be entitled to indemnification and reimbursement by the Company in respect of any claim, loss, damage or expense (including attorneys’ fees) arising therefrom to the full extent permitted by law (except as otherwise may be provided in the Company’s Certificate of Incorporation and/or Bylaws) and under any directors’ and officers’ liability insurance that may be in effect from time to time.
1.4 Eligibility. Participants in this Plan shall consist of such officers, other employees, Non-Employee Directors, consultants, independent contractors, agents, and persons expected to become officers, other employees, Non-Employee Directors, consultants, independent contractors and agents of the Company and its Subsidiaries as the Committee in its sole discretion may select from time to time. The Committee’s selection of a person to participate in this Plan at any time shall not require the Committee to select such person to participate in this Plan at any other time. Except as otherwise provided for in an Agreement, for purposes of this Plan, references to employment by the Company shall also mean employment by a Subsidiary, and references to employment shall include service as a Non-Employee Director, consultant, independent contractor or agent. The Committee shall determine, in its sole discretion, the extent to which a participant shall be considered employed during an approved leave of absence. Notwithstanding anything herein to the contrary, the aggregate value of cash compensation to be paid and the grant date fair value of Shares that may be awarded or granted during any fiscal year of the Company to any Non-Employee Director shall not exceed $[•] (or, $[•], with respect to the fiscal year of a Non-Employee Director’s initial service as a Non-Employee Director); provided, however, that this limit shall not apply to distributions of previously deferred compensation under a deferred compensation plan maintained by the Company or compensation received by the director in his or her capacity as an executive officer or employee of the Company.
1.5 Shares Available. Subject to adjustment as provided in Section 5.7 and to all other limits set forth in this Plan, the number of Shares that shall initially be available for all awards under this Plan, other than Substitute Awards, shall be equal to [•] Shares. Subject to adjustment as provided in Section 5.7, no more than [•] Shares in the aggregate may be issued under this Plan in connection with Incentive Stock Options. The number of Shares available under the Plan shall increase annually on the first day of each calendar year, beginning with the calendar year ending December 31, 2024, and continuing until (and including) the calendar year ending December 31, 2033, with such annual increase equal to the lesser of (i) 4% of the number of Shares issued and outstanding on December 31 of the immediately preceding fiscal year and (ii) an amount determined by the Board. The number of Shares that remain available for future grants under this Plan shall be reduced by the sum of the aggregate number of Shares that become subject to outstanding options, outstanding Free-Standing SARs, outstanding Stock Awards and outstanding Performance Awards denominated in Shares, in each case, other than Substitute Awards. As of the Effective Date, no future equity awards shall be granted under the Prior Plan.
To the extent that Shares subject to an outstanding option, SAR, Stock Award or Performance Award granted under this Plan or the Prior Plan, other than Substitute Awards, are not issued or delivered by reason of (i) the expiration, termination, cancellation or forfeiture of such award (excluding shares subject to an option cancelled upon settlement in shares of a related Tandem SAR or shares subject to a Tandem SAR cancelled upon exercise of a related option) or (ii) the settlement of such award in cash, then such Shares shall again be available under this Plan. In addition, Shares subject to an award under this Plan or the Prior Plan shall again be available for issuance under this Plan if such shares are (x) shares that were subject to an option or stock-settled SAR and were not issued or delivered upon the net settlement or net exercise of such option or SAR or (y) shares delivered to or withheld by the Company to pay the purchase price or the withholding taxes related to an outstanding award. Notwithstanding the foregoing, shares repurchased by the Company on the open market with the proceeds of an option exercise shall not again be available for issuance under this Plan.
The number of Shares available for awards under this Plan shall not be reduced by (i) the number of Shares subject to Substitute Awards or (ii) available shares under a stockholder approved plan of a company or other entity which was a party to a corporate transaction with the Company (as appropriately adjusted to reflect such corporate transaction) which become subject to awards granted under this Plan (subject to applicable stock exchange requirements).
Shares to be delivered under this Plan shall be made available from authorized and unissued Shares, or authorized and issued Shares reacquired and held as treasury shares or otherwise or a combination thereof.
II. STOCK OPTIONS AND STOCK APPRECIATION RIGHTS
2.1 Stock Options. The Committee may, in its discretion, grant options to purchase Shares to such eligible persons as may be selected by the Committee. Each option, or portion thereof, that is not an Incentive Stock Option, shall be a Nonqualified Stock Option. To the extent that the aggregate Fair Market Value (determined as of the date of grant) of Shares with respect to which options designated as Incentive Stock Options are exercisable for the first time by a participant during any calendar year (under this Plan or any other plan of the Company, or any parent or Subsidiary) exceeds the amount (currently $100,000) established by the Code, such options shall constitute Nonqualified Stock Options.
Options shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:
(a) Number of Shares and Purchase Price. The number of Shares subject to an option and the purchase price per Share purchasable upon exercise of the option shall be determined by the Committee; provided, however, that the purchase price per Share purchasable upon exercise of an option shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such option; provided further, that if an Incentive Stock Option shall be granted to any person who, at the time such option is granted, owns capital stock possessing more than 10 percent of the total combined voting power of all classes of capital stock of the Company (or of any parent or Subsidiary) (a “Ten Percent Holder”), the purchase price per Share shall not be less than the price (currently 110% of Fair Market Value) required by the Code in order to constitute an Incentive Stock Option.
Notwithstanding the foregoing, in the case of an option that is a Substitute Award, the purchase price per share of the shares subject to such option may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate purchase price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate purchase price of such shares.

(b) Option Period and Exercisability. The period during which an option may be exercised shall be determined by the Committee; provided, however, that no option shall be exercised later than ten years after its date of grant; provided further, that if an Incentive Stock Option shall be granted to a Ten Percent Holder, such option shall not be exercised later than five years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of an option or to the exercisability of all or a portion of an option. The Committee shall determine whether an option shall become exercisable in cumulative or non-cumulative installments and in part or in full at any time. An exercisable option, or portion thereof, may be exercised only with respect to whole Shares.
(c) Method of Exercise. An option may be exercised (i) by giving written notice to the Company specifying the number of whole Shares to be purchased and accompanying such notice with payment therefor in full (or arrangement made for such payment to the Company’s satisfaction) either (A) in cash, (B) by delivery (either actual delivery or by attestation procedures established by the Company) of Shares having a Fair Market Value, determined as of the date of exercise, equal to the aggregate purchase price payable by reason of such exercise, (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the date of exercise, equal to the amount necessary to satisfy such obligation, (D) in cash by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise, (E) any other legally permissible method of payment or (F) a combination of the foregoing, in each case, to the extent set forth in the Agreement relating to the option, (ii) if applicable, by surrendering to the Company any Tandem SARs which are cancelled by reason of the exercise of the option and (iii) by executing such documents as the Company may reasonably request. The Committee may limit exercisability of any option at any time, including, without limitation, in connection with any blackout periods, market limitations or corporate transactions or other similar events. Any fraction of a Share which would be required to pay such purchase price shall be disregarded and the remaining amount due shall be paid in cash by the participant. No Shares shall be issued and no certificate representing Shares shall be delivered until the full purchase price therefor and any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).
2.2 Stock Appreciation Rights. The Committee may, in its discretion, grant SARs to such eligible persons as may be selected by the Committee. The Agreement relating to a SAR shall specify whether the SAR is a Tandem SAR or a Free-Standing SAR.
SARs shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:
(a) Number of SARs and Base Price. The number of SARs subject to an award shall be determined by the Committee. Any Tandem SAR related to an Incentive Stock Option shall be granted at the same time that such Incentive Stock Option is granted. The base price of a Tandem SAR shall be the purchase price per Share of the related option. The base price of a Free-Standing SAR shall be determined by the Committee; provided, however, that such base price shall not be less than 100% of the Fair Market Value of a Share on the date of grant of such SAR (or, if earlier, the date of grant of the option for which the SAR is exchanged or substituted).
Notwithstanding the foregoing, in the case of a SAR that is a Substitute Award, the base price per share of the shares subject to such SAR may be less than 100% of the Fair Market Value per share on the date of grant, provided, that the excess of: (a) the aggregate Fair Market Value (as of the date such Substitute Award is granted) of the shares subject to the Substitute Award, over (b) the aggregate base price thereof does not exceed the excess of: (x) the aggregate fair market value (as of the time immediately preceding the transaction giving rise to the Substitute Award, such fair market value to be determined by the Committee) of the shares of the predecessor company or other entity that were subject to the grant assumed or substituted for by the Company, over (y) the aggregate base price of such shares.
(b) Exercise Period and Exercisability. The period for the exercise of a SAR shall be determined by the Committee; provided, however, that (i) no Tandem SAR shall be exercised later than the expiration, cancellation, forfeiture or other termination of the related option and (ii) no Free-Standing SAR shall be exercised later than ten years after its date of grant. The Committee may, in its discretion, establish Performance Measures which shall be satisfied or met as a condition to the grant of a SAR or to the exercisability of all or a portion of a SAR. The Committee shall determine whether a SAR may be exercised in cumulative or non-cumulative installments and in part or in full at any time. An exercisable SAR, or portion thereof, may be exercised, in the case of a Tandem SAR, only with respect to whole Shares and, in the case of a Free-Standing SAR, only with respect to a whole number of SARs. If a SAR is exercised for shares of Restricted Stock, a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c), or such shares shall be transferred to the holder in book entry form with restrictions on the shares duly noted, and the holder of such Restricted Stock shall have such rights of a stockholder of the Company as determined pursuant to Section 3.2(d). Prior to the exercise of a stock-settled SAR, the holder of such SAR shall have no rights as a stockholder of the Company with respect to the Shares subject to such SAR.
(c) Method of Exercise. A Tandem SAR may be exercised (i) by giving written notice to the Company specifying the number of whole SARs which are being exercised, (ii) by surrendering to the Company any options which are cancelled by reason of the exercise of the Tandem SAR and (iii) by executing such documents as the Company may reasonably request. A Free-Standing SAR may be exercised (A) by giving written notice to the Company specifying the whole number of SARs which are being exercised and (B) by executing such documents as the Company may reasonably request. The Committee may limit exercisability of any SAR at any time, including, without limitation, in connection with any blackout periods, market limitations or corporate transactions or other similar events. No Shares shall be issued and no certificate representing Shares shall be delivered until any withholding taxes thereon, as described in Section 5.5, have been paid (or arrangement made for such payment to the Company’s satisfaction).
2.3 Termination of Employment or Service. All of the terms relating to the exercise, cancellation or other disposition of an option or SAR (i) upon a termination of employment with or service to the Company of the holder of such option or SAR, as the case may be, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable award Agreement.
2.4 Repricing Permitted. The Committee shall, without the approval of the stockholders of the Company, have the authority to (i) reduce the purchase price or base price of any option or SAR previously granted under this Plan, (ii) cancel any option or SAR previously granted under this Plan in exchange for another option or SAR with a lower purchase price or base price or (iii) cancel any option or SAR previously granted under this Plan in exchange for cash or another award.
2.5 No Dividend Equivalents. Notwithstanding anything in an Agreement to the contrary, the holder of an option or SAR shall not be entitled to receive dividend equivalents with respect to the number of Shares subject to such option or SAR.
III. STOCK AWARDS
3.1 Stock Awards. The Committee may, in its discretion, grant Stock Awards to such eligible persons as may be selected by the Committee. The Agreement relating to a Stock Award shall specify whether the Stock Award is a Restricted Stock Award, a Restricted Stock Unit Award or, in the case of an Other Stock Award, the type of award being granted.
3.2 Terms of Restricted Stock Awards. Restricted Stock Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:
(a) Number of Shares and Other Terms. The number of Shares subject to a Restricted Stock Award and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Award shall be determined by the Committee.
(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of the Shares subject to such award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the Shares subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.

(c) Stock Issuance. During the Restriction Period, the shares of Restricted Stock shall be held by a custodian in book entry form with restrictions on such shares duly noted or, alternatively, a certificate or certificates representing a Restricted Stock Award shall be registered in the holder’s name and may bear a legend, in addition to any legend which may be required pursuant to Section 5.6, indicating that the ownership of the Shares represented by such certificate is subject to the restrictions, terms and conditions of this Plan and the Agreement relating to the Restricted Stock Award. All such certificates shall be deposited with the Company, together with stock powers or other instruments of assignment (including a power of attorney), each endorsed in blank with a guarantee of signature if deemed necessary or appropriate, which would permit transfer to the Company of all or a portion of the Shares subject to the Restricted Stock Award in the event such award is forfeited in whole or in part. Upon termination of any applicable Restriction Period (and the satisfaction or attainment of applicable Performance Measures), subject to the Company’s right to require payment of any taxes in accordance with Section 5.5, the restrictions shall be removed from the requisite number of any Shares that are held in book entry form, and all certificates evidencing ownership of the requisite number of Shares shall be delivered to the holder of such award.
(d) Rights with Respect to Restricted Stock Awards. Unless otherwise set forth in the Agreement relating to a Restricted Stock Award, and subject to the terms and conditions of a Restricted Stock Award, the holder of such award shall have all rights as a stockholder of the Company, including, but not limited to, voting rights, the right to receive dividends and the right to participate in any capital adjustment applicable to all holders of Shares; provided, however, that (i) a distribution with respect to Shares, other than a regular cash dividend, and (ii) a regular cash dividend with respect to Shares that are subject to performance-based vesting conditions, in each case, shall be deposited with the Company and shall be subject to the same restrictions as the Shares with respect to which such distribution was made.
3.3 Terms of Restricted Stock Unit Awards. Restricted Stock Unit Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable.
(a) Number of Shares and Other Terms. The number of Shares subject to a Restricted Stock Unit Award, including the number of shares that are earned upon the attainment of any specified Performance Measures, and the Restriction Period, Performance Period (if any) and Performance Measures (if any) applicable to a Restricted Stock Unit Award shall be determined by the Committee.
(b) Vesting and Forfeiture. The Agreement relating to a Restricted Stock Unit Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Restricted Stock Unit Award (i) if the holder of such award remains continuously in the employment of the Company during the specified Restriction Period and (ii) if specified Performance Measures (if any) are satisfied or met during a specified Performance Period, and for the forfeiture of the Shares subject to such award (x) if the holder of such award does not remain continuously in the employment of the Company during the specified Restriction Period or (y) if specified Performance Measures (if any) are not satisfied or met during a specified Performance Period.
(c) Settlement of Vested Restricted Stock Unit Awards. The Agreement relating to a Restricted Stock Unit Award shall specify (i) whether such award may be settled in Shares or cash or a combination thereof and (ii) whether the holder thereof shall be entitled to receive, on a current or deferred basis, dividend equivalents, and, if determined by the Committee, interest on, or the deemed reinvestment of, any deferred dividend equivalents, with respect to the number of Shares subject to such award. Any dividend equivalents with respect to Restricted Stock Units that are subject to performance-based vesting conditions shall be subject to the same vesting conditions as the underlying awards. Prior to the settlement of a Restricted Stock Unit Award, the holder of such award shall have no rights as a stockholder of the Company with respect to the Shares subject to such award.
3.4 Other Stock Awards. Subject to the limitations set forth in this Plan, the Committee is authorized to grant other awards that may be denominated or payable in, valued in whole or in part by reference to, or otherwise based on, or related to, Shares, including without limitation Shares granted as a bonus and not subject to any vesting conditions, dividend equivalents, deferred stock units, stock purchase rights and Shares issued in lieu of obligations of the Company to pay cash under any compensatory plan or arrangement, subject to such terms as shall be determined by the Committee. The Committee shall determine the terms and conditions of such awards, which may include the right to elective deferral thereof, subject to such terms and conditions as the Committee may specify in its discretion. Any distribution, dividend or dividend equivalents with respect to Other Stock Awards that are subject to performance-based vesting conditions shall be subject to the same vesting conditions as the underlying awards.
3.5 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Restriction Period or Performance Period relating to a Stock Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.
IV. PERFORMANCE AWARDS
4.1 Performance Awards. The Committee may, in its discretion, grant Performance Awards to such eligible persons as may be selected by the Committee.
4.2 Terms of Performance Awards. Performance Awards shall be subject to the following terms and conditions and shall contain such additional terms and conditions, not inconsistent with the terms of this Plan, as the Committee shall deem advisable:
(a) Value of Performance Awards and Performance Measures. The method of determining the value of the Performance Award and the Performance Measures and Performance Period applicable to a Performance Award shall be determined by the Committee.
(b) Vesting and Forfeiture. The Agreement relating to a Performance Award shall provide, in the manner determined by the Committee, in its discretion, and subject to the provisions of this Plan, for the vesting of such Performance Award if the specified Performance Measures are satisfied or met during the specified Performance Period and for the forfeiture of such award if the specified Performance Measures are not satisfied or met during the specified Performance Period.
(c) Settlement of Vested Performance Awards. The Agreement relating to a Performance Award shall specify whether such award may be settled in Shares (including shares of Restricted Stock) or cash or a combination thereof. If a Performance Award is settled in shares of Restricted Stock, such shares of Restricted Stock shall be issued to the holder in book entry form or a certificate or certificates representing such Restricted Stock shall be issued in accordance with Section 3.2(c) and the holder of such Restricted Stock shall have such rights as a stockholder of the Company as determined pursuant to Section 3.2(d). Any dividends or dividend equivalents with respect to a Performance Award shall be subject to the same performance-based vesting restrictions as such Performance Award. Prior to the settlement of a Performance Award in Shares, including Restricted Stock, the holder of such award shall have no rights as a stockholder of the Company.
4.3 Termination of Employment or Service. All of the terms relating to the satisfaction of Performance Measures and the termination of the Performance Period relating to a Performance Award, or any forfeiture and cancellation of such award (i) upon a termination of employment with or service to the Company of the holder of such award, whether by reason of disability, retirement, death or any other reason, or (ii) during a paid or unpaid leave of absence, shall be determined by the Committee and set forth in the applicable Agreement.
V. GENERAL
5.1 Effective Date and Term of Plan. This Plan shall be submitted to the stockholders of the Company for approval at a special meeting of stockholders in 2023 and shall become effective as of the Effective Date. This Plan shall terminate on the tenth anniversary of the Effective Date, unless terminated earlier by the Board. Termination of this Plan shall not affect the terms or conditions of any award granted prior to termination. Awards hereunder may be made at any time prior to the termination of this Plan, provided that no Incentive Stock Option may be granted later than ten years after the earlier of (i) the date on which this Plan was approved by the Board and (ii) the date on which this Plan was approved by the Company’s stockholders. In the event that this Plan is not approved by the stockholders of the Company, this Plan and any awards hereunder shall be void and of no force or effect.
5.2 Amendments. The Board may amend this Plan as it shall deem advisable; provided, however, that no amendment to this Plan shall be effective without the approval of the Company’s stockholders if (i) stockholder approval is required by applicable law, rule or regulation, including any rule of the Nasdaq Capital Market, or any other stock exchange on which the Shares are then traded, or (ii) such amendment seeks to modify the Non-Employee Director compensation limit set forth in Section 1.4; provided further, that no amendment may materially impair the rights of a holder of an outstanding award without the consent of such holder. For the avoidance of doubt, the exercise of any powers of the Committee under this Plan, including any adjustment under Section 5.7 or any action taken in connection with a Change in Control under Section 5.8, shall not be treated as an amendment that requires any holder’s consent.
5.3 Agreement. Each award under this Plan shall be evidenced by an Agreement setting forth the terms and conditions applicable to such award. No award shall be valid until an Agreement is executed by the Company and, to the extent required by the Company, executed or electronically accepted by the recipient of such award. Upon such execution or acceptance and delivery of the Agreement to the Company within the time period specified by the Company, such award shall be effective as of the effective date set forth in the Agreement.
5.4 Non-Transferability. No award shall be transferable other than by will, the laws of descent and distribution or pursuant to beneficiary designation procedures approved by the Company or, to the extent expressly permitted in the Agreement relating to such award, to the holder’s family members, a trust or entity established by the holder for estate planning purposes, a charitable organization designated by the holder or pursuant to a domestic relations order, in each case, without consideration. Except to the extent permitted by the foregoing sentence or the Agreement relating to an award, each award may be exercised or settled during the holder’s lifetime only by the holder or the holder’s legal representative or similar person. Except as permitted by the second preceding sentence, no award may be sold, transferred, assigned, pledged, hypothecated, encumbered or otherwise disposed of (whether by operation of law or otherwise) or be subject to execution, attachment or similar process. Upon any attempt to so sell, transfer, assign, pledge, hypothecate, encumber or otherwise dispose of any award, such award and all rights thereunder shall immediately become null and void.
5.5 Tax Withholding. The Company shall have the right to require, prior to the issuance or delivery of any Shares or the payment of any cash pursuant to an award made hereunder, payment by the holder of such award of any federal, state, local or other taxes which may be required to be withheld or paid in connection with such award. An Agreement may provide that (i) the Company shall withhold whole Shares which would otherwise be delivered to a holder, having an aggregate Fair Market Value determined as of the date the obligation to withhold or pay taxes arises in connection with an award (the “Tax Date”), or withhold an amount of cash which would otherwise be payable to a holder, in the amount necessary to satisfy any such obligation or (ii) the holder may satisfy any such obligation by any of the following means: (A) a cash payment to the Company; (B) delivery (either actual delivery or by attestation procedures established by the Company) to the Company of previously owned whole Shares having an aggregate Fair Market Value, determined as of the Tax Date, equal to the amount necessary to satisfy any such obligation; (C) authorizing the Company to withhold whole Shares which would otherwise be delivered having an aggregate Fair Market Value, determined as of the Tax Date, or withhold an amount of cash which would otherwise be payable to a holder, in either case equal to the amount necessary to satisfy any such obligation; (D) a cash payment by a broker-dealer acceptable to the Company to whom the participant has submitted an irrevocable notice of exercise or notice of same-day sale; (E) any other legally permissible method of payment or (F) any combination of the foregoing, in each case, to the extent set forth in the Agreement relating to the award. Shares to be delivered or withheld may not have an aggregate Fair Market Value in excess of the amount determined by applying the minimum statutory withholding rate (or, if permitted by the Company, such other rate as will not cause adverse accounting consequences under the accounting rules then in effect, and is permitted under applicable Internal Revenue Service withholding rules). Any fraction of a Share which would be required to satisfy such an obligation shall be disregarded and the remaining amount due shall be paid in cash by the holder.
5.6 Restrictions on Shares. Each award made hereunder shall be subject to the requirement that if at any time the Company determines that the listing, registration or qualification of the Shares subject to such award upon any securities exchange or under any law, or the consent or approval of any governmental body, or the taking of any other action is necessary or desirable as a condition of, or in connection with, the delivery of shares thereunder, such shares shall not be delivered unless such listing, registration, qualification, consent, approval or other action shall have been effected or obtained, free of any conditions not acceptable to the Company. The Company may require that certificates evidencing Shares delivered pursuant to any award made hereunder bear a legend indicating that the sale, transfer or other disposition thereof by the holder is prohibited except in compliance with the Securities Act of 1933, as amended, and the rules and regulations thereunder.

5.7 Adjustment. In the event of any equity restructuring (within the meaning of Financial Accounting Standards Board Accounting Standards Codification Topic 718, Compensation—Stock Compensation or any successor or replacement accounting standard) that causes the per share value of the Shares to change, such as a stock dividend, stock split, spinoff, rights offering or recapitalization through an extraordinary cash dividend, the number and class of securities available under this Plan, the terms of each outstanding option and SAR (including the number and class of securities subject to each outstanding option or SAR and the purchase price or base price per share), the terms of each outstanding Stock Award (including the number and class of securities subject thereto), and the terms of each outstanding Performance Award (including the number and class of securities subject thereto, if applicable) shall be appropriately adjusted by the Committee, such adjustments to be made in the case of outstanding options and SARs in accordance with Section 409A of the Code. In the event of any other change in corporate capitalization, including a merger, consolidation, reorganization, or partial or complete liquidation of the Company, such equitable adjustments described in the foregoing sentence may be made as determined to be appropriate and equitable by the Committee to prevent dilution or enlargement of rights of participants. In either case, the decision of the Committee regarding any such adjustment shall be final, binding and conclusive.
5.8 Change in Control.
(a) Subject to the terms of the applicable award Agreements, in the event of a “Change in Control,” the Board, as constituted prior to the Change in Control, may, in its discretion:
(1) require that (i) some or all outstanding options and SARs shall become exercisable in full or in part, either immediately or upon a subsequent termination of employment, (ii) the Restriction Period applicable to some or all outstanding Stock Awards shall lapse in full or in part, either immediately or upon a subsequent termination of employment, (iii) the Performance Period applicable to some or all outstanding awards shall lapse in full or in part, and (iv) the Performance Measures applicable to some or all outstanding awards shall be deemed to be satisfied at the target, maximum or any other level, in each case, on such terms and conditions and at such time or times as the Committee shall determine;
(2) require that any outstanding award shall be assumed or continued or that shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property be substituted for some or all of the Shares subject to an outstanding award, with an appropriate and equitable adjustment to such award as determined by the Board in accordance with Section 5.7; and/or
(3) require outstanding awards, in whole or in part, to be surrendered to the Company by the holder, and to be immediately cancelled by the Company, and to provide for the holder to receive (i) a cash payment in an amount equal to (A) in the case of an option or a SAR, the aggregate number of Shares then subject to the portion of such option or SAR surrendered, whether or not vested or exercisable, multiplied by the excess, if any, of the Fair Market Value of a Share as of the date of the Change in Control, over the purchase price or base price per Share subject to such option or SAR, (B) in the case of a Stock Award or a Performance Award denominated in Shares, the number of Shares then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(1), whether or not vested, multiplied by the Fair Market Value of a Share as of the date of the Change in Control, and (C) in the case of a Performance Award denominated in cash, the value of the Performance Award then subject to the portion of such award surrendered to the extent the Performance Measures applicable to such award have been satisfied or are deemed satisfied pursuant to Section 5.8(a)(1); (ii) shares of capital stock of the corporation resulting from or succeeding to the business of the Company pursuant to such Change in Control (or a parent corporation thereof) or other property, having a fair market value not less than the amount determined under clause (i) above; or (iii) a combination of the payment of cash pursuant to clause (i) above and the issuance of shares or other property pursuant to clause (ii) above, in each case, on such payment and other terms and conditions (which need not be the same as the terms and conditions applicable to holders of Shares generally) as the Committee determines. For the avoidance of doubt, if the per share purchase price, exercise price, or base price of an award or portion thereof is equal to or greater than the fair market value of one Share, such award or portion may be cancelled with no payment due hereunder or otherwise in respect thereof.

(b) For purposes of this Plan, a “Change in Control” shall mean the occurrence, in a single transaction or in a series of related transactions, of any of the following events:
(1) any Exchange Act Person becomes the Owner, directly or indirectly, of securities of the Company representing more than 50% of the combined voting power of the Company’s then outstanding securities other than by virtue of a merger, consolidation or similar transaction. Notwithstanding the foregoing, a Change in Control will not be deemed to occur (A) on account of the acquisition of securities of the Company directly from the Company, (B) on account of the acquisition of securities of the Company by an investor, any affiliate thereof or any other Exchange Act Person that acquires the Company’s securities in a transaction or series of related transactions the primary purpose of which is to obtain financing for the Company through the issuance of equity securities or (C) solely because the level of Ownership held by any Exchange Act Person (the “Subject Person”) exceeds the designated percentage threshold of the outstanding voting securities as a result of a repurchase or other acquisition of voting securities by the Company reducing the number of shares outstanding, provided that if a Change in Control would occur (but for the operation of this sentence) as a result of the acquisition of voting securities by the Company, and after such share acquisition, the Subject Person becomes the Owner of any additional voting securities that, assuming the repurchase or other acquisition had not occurred, increases the percentage of the then outstanding voting securities Owned by the Subject Person over the designated percentage threshold, then a Change in Control shall be deemed to occur;
(2) there is consummated a merger, consolidation or similar transaction involving (directly or indirectly) the Company and, immediately after the consummation of such merger, consolidation or similar transaction, the stockholders of the Company immediately prior thereto do not Own, directly or indirectly, either (A) outstanding voting securities representing more than 50% of the combined outstanding voting power of the surviving entity in such merger, consolidation or similar transaction or (B) more than 50% of the combined outstanding voting power of the parent of the surviving entity in such merger, consolidation or similar transaction, in each case in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such transaction;
(3) there is consummated a sale, lease, exclusive license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries, other than a sale, lease, license or other disposition of all or substantially all of the consolidated assets of the Company and its Subsidiaries to an entity, more than 50% of the combined voting power of the voting securities of which are Owned by stockholders of the Company in substantially the same proportions as their Ownership of the outstanding voting securities of the Company immediately prior to such sale, lease, license or other disposition; or
(4) during any twenty-four (24) month period, individuals who, as of the beginning of such period, constitute the Board (the “Incumbent Directors”) cease for any reason to constitute at least a majority of the Board, provided that any person becoming a director subsequent to the beginning of such period whose election or nomination for election was approved by a vote of at least a majority of the Incumbent Directors then on the Board (either by a specific vote or by approval of the proxy statement of the Company in which such person is named as a nominee for director, without written objection to such nomination) shall be an Incumbent Director; provided, however, that no individual initially elected or nominated as a director of the Company as a result of an actual or threatened election contest with respect to directors or as a result of any other actual or threatened solicitation of proxies by or on behalf of any person other than the Board shall be deemed to be an Incumbent Director.
Solely for purposes of this definition, persons will be considered to be acting as a group if they are owners of a corporation that enters into a merger, consolidation, purchase or acquisition of stock, or similar business transaction with the Company.
Notwithstanding the foregoing, to the extent necessary to comply with Section 409A of the Code with respect to “nonqualified deferred compensation” within the meaning of Section 409A of the Code, a transaction shall not be deemed a Change in Control unless the transaction qualifies as a change in control event within the meaning of Section 409A of the Code, as it has been and may be amended from time to time, and any proposed or final

Treasury Regulations and Internal Revenue Service guidance that has been promulgated or may be promulgated thereunder from time to time. Notwithstanding the foregoing definition or any other provision of this Plan, the term Change in Control shall not include a sale of assets, merger or other transaction effected exclusively for the purpose of changing the domicile of the Company.
5.9 Deferrals. The Committee may determine that the delivery of Shares or the payment of cash, or a combination thereof, upon the settlement of all or a portion of any award made hereunder shall be deferred, or the Committee may, in its sole discretion, approve deferral elections made by holders of awards. Deferrals shall be for such periods and upon such terms as the Committee may determine in its sole discretion, subject to the requirements of Section 409A of the Code.
5.10 No Right of Participation, Employment or Service. No person shall have any right to participate in this Plan. Neither this Plan nor any award made hereunder shall confer upon any person any right to continued employment by or service with the Company, any Subsidiary or any affiliate of the Company or affect in any manner the right of the Company, any Subsidiary or any affiliate of the Company to terminate the employment or service of any person at any time without liability hereunder.
5.11 Rights as Stockholder. No person shall have any right as a stockholder of the Company with respect to any Shares or other equity security of the Company which is subject to an award hereunder unless and until such person becomes a stockholder of record with respect to such Shares or equity security.
5.12 Designation of Beneficiary. To the extent permitted by the Company, a holder of an award may file with the Company a written designation of one or more persons as such holder’s beneficiary or beneficiaries (both primary and contingent) in the event of the holder’s death or incapacity. To the extent an outstanding option or SAR granted hereunder is exercisable, such beneficiary or beneficiaries shall be entitled to exercise such option or SAR pursuant to procedures prescribed by the Company. Each beneficiary designation shall become effective only when filed in writing with the Company during the holder’s lifetime on a form prescribed by the Company. The spouse of a married holder domiciled in a community property jurisdiction shall join in any designation of a beneficiary other than such spouse. The filing with the Company of a new beneficiary designation shall cancel all previously filed beneficiary designations. If a holder fails to designate a beneficiary, or if all designated beneficiaries of a holder predecease the holder, then each outstanding award held by such holder, to the extent vested or exercisable, shall be payable to or may be exercised by such holder’s executor, administrator, legal representative or similar person.
5.13 Awards Subject to Clawback. The awards granted under this Plan and any cash payment or Shares delivered pursuant to such an award are subject to forfeiture, recovery by the Company or other action, in each case, pursuant to the applicable Agreement or any clawback or recoupment policy which the Company may adopt from time to time, including without limitation any such policy which the Company may be required to adopt under the Dodd-Frank Wall Street Reform and Consumer Protection Act and implementing rules and regulations thereunder, or as otherwise required by law or applicable stock exchange listing standards.
5.14 Governing Law. This Plan, each award hereunder and the related Agreement, and all determinations made and actions taken pursuant thereto, to the extent not otherwise governed by the Code or the laws of the United States, shall be governed by the laws of the State of Delaware and construed in accordance therewith without giving effect to principles of conflicts of laws.
5.15 Foreign Employees. Without amending this Plan, the Committee may grant awards to eligible persons who are foreign nationals and/or reside outside of the United States on such terms and conditions different from those specified in this Plan as may in the judgment of the Committee be necessary or desirable to foster and promote achievement of the purposes of this Plan and, in furtherance of such purposes the Committee may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws in other countries or jurisdictions in which the Company or its Subsidiaries operates or has employees.
5.16 Section 409A. To the extent that the Board determines that any award granted hereunder is subject to Section 409A of the Code, the Plan and applicable Agreement will be interpreted in accordance with Section 409A of the Code. If a holder is determined on the date of the holder’s termination of employment to be a “specified employee” within the meaning of that term under Section 409A(a)(2)(B) of the Code, then, with regard to any payment under this Plan that is considered nonqualified deferred compensation under Section 409A of the Code and which is payable on account of a “separation from service” (within the meaning of Section 409A of the Code), such payment shall be delayed until the earlier of (i) the first business day following the six-month anniversary of the holder’s “separation from service” and (ii) the date of the holder’s death (the “Delay Period”). Upon the expiration of the Delay Period, all payments delayed pursuant to this Section 5.16 (whether they would have otherwise been payable in a single lump sum or in installments in the absence of such delay) will be paid in a lump sum, without interest, on the first business day following the expiration of the Delay Period and any remaining payments due under the award will be paid in accordance with the normal payment dates specified for them in the applicable Agreement. For purposes of Section 409A of the Code, each payment made under this Plan or any award shall be treated as a separate payment.

Annex D
PROFUSA, INC.
EMPLOYEE STOCK PURCHASE PLAN
1. Purpose. The purpose of the Profusa, Inc. Employee Stock Purchase Plan (this “Plan”) is to provide eligible Employees of the Company and Participating Subsidiaries with a convenient means of acquiring an equity interest in the Company through payroll deductions or other contributions in order to enhance such employees’ sense of participation in the affairs of the Company. This Plan shall apply to Offering Periods beginning on or after the closing of the merger contemplated by the Merger Agreement and Plan of Reorganization, dated as of November 7, 2022, by and among NorthView Acquisition Corp., NV Profusa Merger Sub, Inc. and Profusa, Inc., as determined by the Committee (as defined below).
This Plan includes two components: (a) a component intended to qualify as an “employee stock purchase plan” under Section 423 of the Code (the “423 Component”), the provisions of which shall be construed so as to extend and limit participation in a uniform and nondiscriminatory manner consistent with the requirements of Section 423 of the Code; and (b) a component that does not qualify as an “employee stock purchase plan” under Section 423 of the Code (the “Non-423 Component”), under which options shall be granted pursuant to rules, procedures or sub-plans adopted by the Committee designed to achieve tax, securities laws or other objectives for eligible Employees, the Company and its Participating Subsidiaries. Except as otherwise provided in this Plan, the Non-423 Component will operate and be administered in the same manner as the 423 Component.
2. Definitions. As used herein, the terms set forth below have the meanings assigned to them in this Section 2 and shall include the plural as well as the singular.
1933 Act means the Securities Act of 1933, as amended.
1934 Act means the Securities Exchange Act of 1934, as amended.
Board means the Board of Directors of the Company.
Business Day shall mean a day on which NASDAQ is open for trading.
Brokerage Account means the account in which the Purchased Shares are held.
Code means the Internal Revenue Code of 1986, as amended.
Committee means the Compensation Committee of the Board, or the designee of the Compensation Committee.
Company means Profusa, Inc., a Delaware corporation.
Compensation means the base pay received by a Participant, plus commissions, overtime and regular annual, quarterly and monthly cash bonuses and vacation, holiday and sick pay. Compensation does not include: (1) income related to stock option awards, stock grants and other equity incentive awards; (2) expense reimbursements; (3) relocation-related payments; (4) benefit plan payments (including but not limited to short-term disability pay, long-term disability pay, maternity pay, military pay, tuition reimbursement and adoption assistance); (5) accrued but unpaid compensation for a deceased Participant; (6) income from non-cash and fringe benefits; (7) severance payments; and (8) other forms of compensation not specifically listed herein.
Employee means any individual who is a common law employee of the Company or any other Participating Subsidiary. For purposes of the Plan, the employment relationship shall be treated as continuing intact while the individual is on sick leave or other leave of absence approved by the Company or the Participating Subsidiary, as appropriate, and only to the extent permitted under Section 423 of the Code with respect to the 423 Component. For purposes of the Plan, an individual who performs services for the Company or a Participating Subsidiary pursuant to an agreement (written or oral) that classifies such individual’s relationship with the Company or a Participating Subsidiary as other than a common law employee shall not be considered an “employee” with respect to any period preceding the date on which a court or administrative agency issues a final determination that such individual is an “employee.”
Enrollment Date means the first Business Day of each Offering Period.
Exercise Date means the last Business Day of each Offering Period (or, if determined by the Committee, the Purchase Period if different from the Offering Period).

Fair Market Value on or as of any date means the official closing price for a Share as reported on NASDAQ on the relevant valuation date or, if no official closing price is reported on such date, on the preceding day on which an official closing price is reported on NASDAQ was reported; or, if the Shares are no longer listed on NASDAQ, the closing price for Shares as reported on the official website for such other exchange on which the Shares are listed.
Offering Period means every [•]-month period beginning each [•] and [•] or such other period designated by the Committee; provided that in no event shall an Offering Period exceed 27 months, with the commencement of the first Offering Period to be determined by the Committee. Notwithstanding anything herein to the contrary, the Committee may establish an Offering Period with multiple Purchase Periods within such Offering Period.
Option means an option granted under this Plan that entitles a Participant to purchase Shares.
Participant means an Employee who satisfies the requirements of Sections 3 and 5 of the Plan.
Participating Subsidiary means each Subsidiary other than those that the Committee or the Board has excluded from participation in the Plan.
Plan means this Profusa, Inc. Employee Stock Purchase Plan, as amended from time to time.
Purchase Account means the account used to purchase Shares through the exercise of Options under the Plan.
Purchase Period means the period designated by Committee during which payroll deductions or other contributions of the Participants are accumulated under the Plan. A Purchase Period may coincide with an entire Offering Period or there may be multiple Purchase Periods within an Offering Period, as determined by the Committee prior to the commencement of the applicable Offering Period.
Purchase Price shall be the lesser of: (i) 85% percent of the Fair Market Value of a Share on the applicable Enrollment Date for an Offering Period and (ii) 85% percent of the Fair Market Value of a Share on the applicable Exercise Date; provided, however, that the Committee may determine a different per share Purchase Price provided that such per share Purchase Price is communicated to Participants prior to the beginning of the Offering Period and provided that in no event shall such per share Purchase Price be less than the lesser of (i) 85% of the Fair Market Value of a Share on the applicable Enrollment Date or (ii) 85% of the Fair Market Value of a Share on the Exercise Date.
Purchased Shares means the full Shares issued or delivered pursuant to the exercise of Options under the Plan.
Shares means shares of Common Stock, par value $0.0001 per share, of the Company, and all rights appurtenant thereto.
Subsidiary means an entity, domestic or foreign, of which not less than 50% of the voting equity is held by the Company or a Subsidiary, whether or not such entity now exists or is hereafter organized or acquired by the Company or a Subsidiary; provided such entity is also a “subsidiary” within the meaning of Section 424 of the Code with respect to the 423 Component.
Termination Date means (i) the date on which a Participant terminates employment or on which the Participant ceases to provide services to the Company or a Subsidiary as an employee or as otherwise required under Section 423 with respect to the 423 Component or (ii) subject to Section 423 of the Code with respect to the 423 Component, the date on which the Participant’s employment is determined to have been terminated for purposes of the Plan by the Committee. The Termination Date specifically does not include any period following that date which the Participant may be eligible for or in receipt of other payments from the Company including in lieu of notice or termination or severance pay or as wrongful dismissal damages.
3. Eligibility.
(a) Only Employees of the Company or a Participating Subsidiary shall be eligible to be granted Options under the Plan and, in no event may a Participant be granted an Option under the Plan following his or her Termination Date.
(b) Any provisions of the Plan to the contrary notwithstanding, no Employee shall be granted an Option under the 423 Component of the Plan if (i) immediately after the grant, such Employee (or any other person whose stock would be attributed to such Employee pursuant to Section 424(d) of the Code) would own capital stock of the Company and/or hold outstanding Options or options to purchase stock possessing 5% or more of the total combined voting power or value of all classes of stock of the Company or of any of its Subsidiaries or (ii) such Option would permit his or her rights to purchase stock under all employee stock purchase plans (described in Section 423 of the Code) of the Company and its Subsidiaries to accrue at a rate that exceeds $25,000 of the

Fair Market Value of such stock (determined at the time each such Option is granted) for each calendar year in which such Option is outstanding at any time. Except as otherwise determined by the Committee prior to the commencement of an Offering Period, no Participant may purchase more than [   ] Shares during any Purchase Period.
4. Exercise of an Option. Options shall be exercised on behalf of Participants in the Plan every Exercise Date, using payroll deductions that have accumulated in the Participants’ Purchase Accounts during the immediately preceding Purchase Period or that have been retained from a prior Purchase Period pursuant to Section 8 hereof.
5. Participation.
(a) An Employee shall be eligible to participate on the first Enrollment Date that occurs at least 15 days (or such other time determined by the Committee and consistent with Section 423 of the Code with respect to the 423 Component) after such Employee’s first date of employment with the Company or a Participating Subsidiary; provided, that such Employee properly completes and submits an election form by the deadline prescribed by the Company.
(b) An Employee who does not become a Participant on the first Enrollment Date on which he or she is eligible may thereafter become a Participant on any subsequent Enrollment Date by properly completing and submitting an election form by the deadline prescribed by the Company.
(c) Payroll deductions for a Participant shall commence on the first payroll date following the Enrollment Date and shall end on the last payroll date in the Purchase Period to which such authorization is applicable, unless sooner terminated by the Participant as provided in Section 12 hereof.
6. Payroll Deductions.
(a) A Participant shall elect to have payroll deductions made during a Purchase Period equal to no less than 1% of the Participant’s Compensation up to a maximum of 20% (or such lesser or greater amount as the Committee establishes from time to time). The amount of such payroll deductions shall be in whole percentages. All payroll deductions made by a Participant shall be credited to his or her Purchase Account. Notwithstanding the foregoing or any provisions to the contrary in the Plan, the Committee may allow participants to make other contributions under the Plan via cash, check, or other means instead of payroll deductions if payroll deductions are not permitted under applicable local law, and for any Offering Period under the 423 Component, the Committee determines that such other contributions are permissible under Section 423 of the Code.
(b) Except as otherwise determined by the Committee prior to the commencement of an Offering Period, a Participant may not increase the rate of payroll deductions during a Purchase Period. Except as otherwise determined by the Committee prior to the commencement of an Offering Period, a Participant may reduce the contribution rate to a rate other than zero and/or reduce the contribution rate to zero without withdrawal during a Purchase Period by properly completing and submitting an election change form in accordance with the procedures prescribed by the Committee. The contribution reduction shall be effective as soon as reasonably practicable during the Purchase Period and will automatically apply to the next Purchase Period unless otherwise changed by the Participant prior to the commencement of the next Purchase Period. A Participant may increase his or her payroll deduction percentage under subsection (a) of the first Enrollment Date following the date of filing of the election change form. Unless otherwise determined by the Committee prior to the commencement of an Offering Period, a payroll deduction election to increase contributions will automatically apply to the next Purchase or Offering Period.
7. Grant of Option. On the applicable Enrollment Date, each Participant in an Offering Period shall be granted an Option to purchase on the applicable Exercise Date a number of full Shares determined by dividing such Participant’s payroll deductions accumulated prior to such Exercise Date and retained in the Participant’s Purchase Account as of the applicable Exercise Date by the applicable Purchase Price.
8. Exercise of Option. A Participant’s Option for the purchase of Shares shall be exercised automatically on the Exercise Date, and the maximum number of Shares subject to the Option shall be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her Purchase Account. If the Fair Market Value of a Share on the first day of the current Offering Period in which a participant is enrolled is higher than the Fair Market Value of a Share on the first day of any subsequent Offering Period, the Company may establish procedures to automatically enroll such participant in the subsequent Offering Period and any funds accumulated in a participant’s account prior to the first day of such subsequent Offering Period will be applied to the purchase of shares on the Exercise Date immediately prior to the first day of such subsequent Offering Period. A participant does not need to file any forms with the Company to be automatically enrolled in the subsequent Offering Period.
No fractional Shares shall be purchased; any payroll deductions accumulated in a Participant’s Purchase Account which are not sufficient to purchase a full Share shall be retained in the Purchase Account for the next subsequent Purchase Period, subject to earlier withdrawal by the Participant as provided in Section 12 hereof. All other payroll deductions accumulated in a Participant’s Purchase Account and not used to purchase Shares on an Exercise Date shall be distributed to the Participant. During a Participant’s lifetime, a Participant’s Option is exercisable only by him or her. The Company shall satisfy the exercise of all Participants’ Options for the purchase of Shares through (a) the issuance of authorized but unissued Shares, (b) the transfer of treasury Shares, (c) the purchase of Shares on behalf of the applicable Participants on the open market through an independent broker and/or (d) a combination of the foregoing.
9. Issuance of Stock. The Shares purchased by each Participant shall be issued in book entry form and shall be considered to be issued and outstanding to such Participant’s credit as of the end of the last day of each Purchase Period. The Committee may permit or require that shares be deposited directly in a Brokerage Account with one or more brokers designated by the Committee or to one or more designated agents of the Company, and the Committee may use electronic or automated methods of share transfer. The Committee may require that Shares be retained with such brokers or agents for a designated period of time and/or may establish other procedures to permit tracking of disqualifying dispositions of such shares, and may also impose a transaction fee with respect to a sale of Shares issued to a Participant’s credit and held by such a broker or agent. The Committee may permit Shares purchased under the Plan to participate in a dividend reinvestment plan or program maintained by the Company, and establish a default method for the payment of dividends.
10. Approval by Stockholders. Notwithstanding the above, the Plan is expressly made subject to the approval of the stockholders of the Company within 12 months before or after the date the Plan is adopted by the Board. Such stockholder approval shall be obtained in the manner and to the degree required under applicable federal and state law. If the Plan is not so approved by the stockholders within 12 months before or after the date the Plan is adopted by the Board, this Plan shall not come into effect.
11. Administration.
(a) Powers and Duties of the Committee. The Plan shall be administered by the Committee. Subject to the provisions of the Plan, Section 423 of the Code and the regulations thereunder with respect to the 423 Component, the Committee shall have the discretionary authority to determine the time and frequency of granting Options, the duration of Offering Periods and Purchase Periods, the terms and conditions of the Options and the number of Shares subject to each Option. The Committee shall also have the discretionary authority to do everything necessary and appropriate to administer the Plan, including, without limitation, interpreting the provisions of the Plan (but any such interpretation shall not be inconsistent with the provisions of Section 423 of the Code with respect to the 423 Component). All actions, decisions and determinations of, and interpretations by the Committee with respect to the Plan shall be final and binding upon all Participants and upon their executors, administrators, personal representatives, heirs and legatees. No member of the Board or the Committee shall be liable for any action, decision, determination or interpretation made in good faith with respect to the Plan or any Option granted hereunder. With respect to the 423 Component, an Offering Period shall be administered so as to ensure that all Participants have the same rights and privileges as provided by Section 423(b)(5) of the Code.
(b) Administrator. The Company, Board or the Committee may engage the services of a brokerage firm or financial institution to perform certain ministerial and procedural duties under the Plan including, but not limited to, mailing and receiving notices contemplated under the Plan, determining the number of Purchased Shares for each Participant, maintaining or causing to be maintained the Purchase Account and the Brokerage Account, disbursing funds maintained in the Purchase Account or proceeds from the sale of Shares through the Brokerage Account, and filing with the appropriate tax authorities proper tax returns and forms (including information returns) and providing to each Participant statements as required by law or regulation.
(c) Indemnification. Each person who is or shall have been (a) a member of the Board, (b) a member of the Committee, or (c) an officer or employee of the Company to whom authority was delegated in relation to this Plan, shall be indemnified and held harmless by the Company against and from any loss, cost, liability or expense that may be imposed upon or reasonably incurred by him or her in connection with or resulting from any claim, action, suit or proceeding to which he or she may be a party or in which he or she may be involved by reason of any action taken or failure to act under the Plan and against and from any and all amounts paid by him or her in settlement thereof, with the Company’s approval, or paid by him or her in satisfaction of any judgment in any such claim, action, suit or proceeding against him or her; provided, however, that he or she shall give the Company an opportunity, at its own expense, to handle and defend the same before he or she undertakes to handle and defend it on his or her own behalf, unless such loss, cost, liability or expense is a result of his or her own willful misconduct or except as expressly provided by statute.
The foregoing right of indemnification shall not be exclusive of any other rights of indemnification to which such persons may be entitled under the Company’s certificate of incorporation or bylaws, any contract with the Company, as a matter of law, or otherwise, or of any power that the Company may have to indemnify them or hold them harmless.
12. Withdrawal.
(a) A Participant may withdraw from the Plan by properly completing and submitting to the Company a withdrawal form in accordance with the procedures prescribed by the Committee, which must be submitted prior to the date specified by the Committee before the last day of the applicable Offering Period. Upon withdrawal, any payroll deductions credited to the Participant’s Purchase Account prior to the effective date of the Participant’s withdrawal from the Plan will be returned to the Participant. No further payroll deductions for the purchase of Shares will be made during subsequent Offering Periods, unless the Participant properly completes and submits an election form, by the deadline prescribed by the Company. A Participant’s withdrawal from an offering will not have any effect upon his or her eligibility to participate in the Plan or in any similar plan that may hereafter be adopted by the Company.
(b) The Committee may determine prior to the commencement of an Offering Period, that if the Fair Market Value of a Share on the first day of the current Offering Period in which a Participant is enrolled is higher than the Fair Market Value of a Share on the first day of any subsequent Offering Period, the Company shall automatically enroll such Participant in the subsequent Offering Period, the current Offering Period shall terminate and any funds accumulated in a Participant’s account prior to the first day of such subsequent Offering Period will be applied to the purchase of Shares on the Exercise Date immediately prior to the first day of such subsequent Offering Period.
13. Termination of Employment. On the Termination Date of a Participant for any reason prior to two weeks prior to the applicable Exercise Date, whether voluntary or involuntary, and including termination of employment due to retirement, death or as a result of liquidation, dissolution, sale, merger or a similar event affecting the Company or a Participating Subsidiary, the corresponding payroll deductions credited to his or her Purchase Account will be returned to him or her or, in the case of the Participant’s death, to the person or persons entitled thereto under Section 16, and his or her Option will be automatically terminated. If the Termination Date of a Participant occurs within the two-week period prior to the applicable Exercise Date, the terminated Participant’s Option for the purchase of Shares shall be exercised automatically on the Exercise Date, and the maximum number of Shares subject to the Option shall be purchased for such Participant at the applicable Purchase Price with the accumulated payroll deductions in his or her Purchase Account.
14. Interest. No interest shall accrue on the payroll deductions of a Participant in the Plan.
15. Stock.
(a) The stock subject to Options shall be common stock of the Company as traded on NASDAQ or on such other exchange as the Shares may be listed.
(b) Subject to adjustment upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of Shares which shall be made available for sale under the Plan shall be [•]Shares. In addition, subject to adjustments upon changes in capitalization of the Company as provided in Section 18 hereof, the maximum number of Shares which shall be made available for sale under the Plan shall automatically increase on the first day of each fiscal year, beginning with the fiscal year ending December 31, 2024, and continuing until (and including) the fiscal year ending December 31, 2033, with such annual increase equal to the lesser of (i) [•] Shares, (ii) 1% of the number of shares of Shares issued and outstanding on December 31 of the immediately preceding fiscal year, and (iii) an amount determined by the Board. If, on a given Exercise

Date, the number of Shares with respect to which Options are to be exercised exceeds the number of Shares then available under the Plan, the Committee shall make a pro rata allocation of the Shares remaining available for purchase in as uniform a manner as shall be practicable and as it shall determine to be equitable.
(c) A Participant shall have no interest or voting right in Shares covered by his or her Option until such Option has been exercised and the Participant has become a holder of record of Shares acquired pursuant to such exercise.
16. Designation of Beneficiary. The Committee may permit Participants to designate beneficiaries to receive any Purchased Shares or payroll deductions, if any, in the Participant’s accounts under the Plan in the event of such Participant’s death. Beneficiary designations shall be made in accordance with procedures prescribed by the Committee. If no properly designated beneficiary survives the Participant, the Purchased Shares and payroll deductions, if any, will be distributed to the Participant’s estate.
17. Assignability of Options. Neither payroll deductions credited to a Participant’s Purchase Account nor any rights with regard to the exercise of an Option or to receive Shares under the Plan may be assigned, transferred, pledged or otherwise disposed of in any way (other than by will, the laws of descent and distribution or as provided in Section 16 hereof) by the Participant. Any such attempt at assignment, transfer, pledge or other disposition shall be without effect, except that the Company may treat such act as an election to withdraw from an Offering Period in accordance with Section 12 hereof.
18. Adjustment of Number of Shares Subject to Options.
(a) Adjustment. Subject to any required action by the stockholders of the Company, the maximum number of securities available for purchase under the Plan, as well as the price per security and the number of securities covered by each Option under the Plan which has not yet been exercised shall be appropriately adjusted in the event of any a stock split, reverse stock split, stock dividend, combination or reclassification of the common stock of the Company, or any other increase or decrease in the number of Shares effected without receipt of consideration by the Company; provided, however, that conversion of any convertible securities of the Company shall not be deemed to have been “effected without receipt of consideration.” Such adjustment shall be made by the Board or the Committee, whose determination in that respect shall be final, binding and conclusive. If any such adjustment would result in a fractional security being available under the Plan, such fractional security shall be disregarded. Except as expressly provided herein, no issuance by the Company of shares of stock of any class, or securities convertible into shares of stock of any class, shall affect, and no adjustment by reason thereof shall be made with respect to, the number or price of Shares subject to an Option. With respect to the 423 Component, the Options granted pursuant to the Plan shall not be adjusted in a manner that causes the Options to fail to qualify as options issued pursuant to an “employee stock purchase plan” within the meaning of Section 423 of the Code.
(b) Dissolution or Liquidation. In the event of the proposed dissolution or liquidation of the Company, any Offering Period then in progress will terminate immediately prior to the consummation of such proposed action, unless otherwise provided by the Board, and the Board may either provide for the purchase of Shares as of the date on which such Offering Period terminates or return to each Participant the payroll deductions credited to such Participant’s Purchase Account.
(c) Merger or Asset Sale. In the event of a proposed sale of all or substantially all of the assets of the Company, or the merger of the Company with or into another corporation, each outstanding Option shall be assumed or an equivalent option substituted by the successor corporation or a parent or subsidiary of the successor corporation, unless the Board determines, in the exercise of its sole discretion, that in lieu of such assumption or substitution to either terminate all outstanding Options and return to each Participant the payroll deductions credited to such Participant’s Purchase Account or to provide for the Offering Period in progress to end on a date prior to the consummation of such sale or merger.
19. Amendments or Termination of the Plan.
(a) The Board or the Committee may at any time and for any reason amend, modify, suspend, discontinue or terminate the Plan without notice; provided that no Participant’s existing rights in respect of existing Options are adversely affected thereby. To the extent necessary to comply with Section 423 of the Code (or any other applicable law, regulation or stock exchange rule), the Company shall obtain stockholder approval in such a manner and to such a degree as required.

(b) Without stockholder consent and without regard to whether any Participant rights may be considered to have been “adversely affected,” the Board or the Committee shall be entitled to change the Purchase Price, Offering Periods, Purchase Periods, eligibility requirements, limit or increase the frequency and/or number of changes in the amount withheld during a Purchase Period, establish the exchange ratio applicable to amounts withheld in a currency other than U.S. dollars, permit payroll withholding in an amount less than or greater than the amount designated by a Participant in order to adjust for delays or mistakes in the Company’s processing of properly completed withholding elections, establish reasonable waiting and adjustment periods and/or accounting and crediting procedures to ensure that amounts applied toward the purchase of Shares for each Participant properly correspond with amounts withheld from the Participant’s Compensation, and establish such other limitations or procedures as the Board or the Committee determines in its sole discretion advisable which are consistent with the Plan; provided, however, that changes to (i) the Purchase Price, (ii) the Offering Period, (iii) the Purchase Period, (iv) the maximum percentage of Compensation that may be deducted pursuant to Section 6(a) or (v) the maximum number of Shares that may be purchased in a Purchase Period, shall not be effective until communicated to Participants in a reasonable manner, with the determination of such reasonable manner in the sole discretion of the Board or the Committee.
20. No Other Obligations. The receipt of an Option pursuant to the Plan shall impose no obligation upon the Participant to purchase any Shares covered by such Option. Nor shall the granting of an Option pursuant to the Plan constitute an agreement or an understanding, express or implied, on the part of the Company to employ the Participant for any specified period.
21. Notices and Communication. Any notice or other form of communication which the Company or a Participant may be required or permitted to give to the other shall be provided through such means as designated by the Committee, including but not limited to any paper or electronic method.
22. Condition upon Issuance of Shares.
(a) Shares shall not be issued with respect to an Option unless the exercise of such Option and the issuance and delivery of such Shares pursuant thereto shall comply with all applicable provisions of law, domestic or foreign, including, without limitation, the 1933 Act and the 1934 Act and the rules and regulations promulgated thereunder, and the requirements of any stock exchange upon which the Shares may then be listed, and shall be further subject to the approval of counsel for the Company with respect to such compliance.
(b) As a condition to the exercise of an Option, the Company may require the person exercising such Option to represent and warrant at the time of any such exercise that the Shares are being purchased only for investment and without any present intention to sell or distribute such Shares if, in the opinion of counsel for the Company, such a representation is required by any of the aforementioned applicable provisions of law.
23. General Compliance. The Plan will be administered and Options will be exercised in compliance with the 1933 Act, 1934 Act and all other applicable securities laws and Company policies, including without limitation, any insider trading policy of the Company.
24. Term of the Plan. The Plan shall become effective upon the earlier to occur of (i) its adoption by the Board and (ii) its approval by the stockholders of the Company (the earlier of such events, the “Effective Date”), and shall continue in effect until the earlier of (A) the termination of the Plan pursuant to Section 19 hereof and (B) the ten-year anniversary of the Effective Date, with no new Offering Periods commencing on or after such ten-year anniversary.
25. Governing Law. The Plan and all Options granted hereunder shall be construed in accordance with and governed by the laws of the State of Delaware without reference to choice of law principles and subject in all cases to the Code and the regulations thereunder.
26. Non-U.S. Participants. To the extent permitted under Section 423 of the Code, without the amendment of the Plan, the Company may provide for the participation in the Plan by Employees who are subject to the laws of foreign countries or jurisdictions on such terms and conditions different from those specified in the Plan as may in the judgment of the Company be necessary or desirable to foster and promote achievement of the purposes of the Plan and, in furtherance of such purposes the Company may make such modifications, amendments, procedures, subplans and the like as may be necessary or advisable to comply with provisions of laws of other countries or jurisdictions in which the Company or the Participating Subsidiaries operate or have employees. Each subplan shall constitute a separate “offering” under this Plan in accordance with Treas. Reg. §1.423-2(a) and, to the extent inconsistent with the requirements of Section 423, any such subplan shall be considered part of the Non-423 Component, and rights granted thereunder shall not be required by the terms of the Plan to comply with Section 423 of the Code.
27. Section 409A. The 423 Component is exempt from the application of Section 409A of the Code, and any ambiguities herein shall be interpreted to so be exempt from Section 409A of the Code. The Non-423 Component is intended to be exempt from the application of Section 409A of the Code under the short-term deferral exception and any ambiguities shall be construed and interpreted in accordance with such intent. In furtherance of the foregoing and notwithstanding any provision in the Plan to the contrary, if the Committee determines that an option granted under the Plan may be subject to Section 409A of the Code or that any provision in the Plan would cause an option under the Plan to be subject to Section 409A, the Committee may amend the terms of the Plan and/or of an outstanding option granted under the Plan, or take such other action the Committee determines is necessary or appropriate, in each case, without the participant’s consent, to exempt any outstanding option or future option that may be granted under the Plan from or to allow any such options to comply with Section 409A of the Code, but only to the extent any such amendments or action by the Committee would not violate Section 409A of the Code. Notwithstanding the foregoing, the Company shall have no liability to a participant or any other party if the option under the Plan that is intended to be exempt from or compliant with Section 409A of the Code is not so exempt or compliant or for any action taken by the Committee with respect thereto.

ANNEX E
Form of Parent Bylaws

AMENDED AND RESTATED BYLAWS

OF

PROFUSA, INC.

(hereinafter called the “Corporation”)
ARTICLE I

MEETINGS OF STOCKHOLDERS
Section 1.1. Place of Meetings. Meetings of the stockholders of the Corporation shall be held at such time and place, if any, either within or without the State of Delaware, as shall be designated from time to time by the board of directors of the Corporation (the “Board”). The Board may, in its sole discretion, determine that a meeting shall not be held at any place, but shall instead be held solely by means of remote communication in accordance with Section 211(a) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”).
Section 1.2. Annual Meetings. The annual meeting of stockholders of the Corporation for the election of directors and for the transaction of such other business as may properly be brought before the meeting in accordance with these amended and restated bylaws of the Corporation (as amended from time to time in accordance with the provisions hereof, these “Bylaws”) shall be held on such date and at such time as may be designated from time to time by the Board. The Board may postpone, reschedule or cancel any annual meeting of stockholders previously scheduled by the Board.
Section 1.3. Special Meetings. Unless otherwise required by law or by the certificate of incorporation of the Corporation (including the terms of any certificate of designation with respect to any series of preferred stock), as amended and restated from time to time (the “Certificate of Incorporation”), special meetings of the stockholders of the Corporation, for any purpose or purposes, may be called only by the Chairperson of the Board, the Chief Executive Officer or the Board. The ability of the stockholders of the Corporation to call a special meeting of stockholders is hereby specifically denied. At a special meeting of stockholders, only such business shall be conducted as shall be specified in the notice of meeting. The Chairperson of the Board, the Chief Executive Officer or the Board may postpone, reschedule or cancel any special meeting of stockholders previously called by any of them.
Section 1.4. Notice. Whenever stockholders of the Corporation are required or permitted to take any action at a meeting, a written notice of the meeting shall be given which shall state the place, if any, date and time of the meeting, the Record Date for determining the stockholders entitled to vote at the meeting, if such date is different from the Record Date for determining stockholders entitled to notice of meeting, the means of remote communications, if any, by which stockholders and proxy holders may be deemed present in person and vote at such meeting and, in the case of a special meeting, the purpose or purposes for which the meeting is called and. Unless otherwise required by law or the Certificate of Incorporation, written notice of any meeting shall be given either personally, by mail or by electronic transmission (as defined below) (if permitted under the circumstances by the DGCL) not less than ten (10) nor more than sixty (60) days before the date of the meeting, by or at the direction of the Chairperson of the Board, the Chief Executive Officer or the Board, to each stockholder entitled to vote at such meeting as of the Record Date for determining stockholders entitled to notice of the meeting. If mailed, such notice shall be deemed to be given when deposited in the United States mail with postage thereon prepaid, addressed to the stockholder at the stockholder’s address as it appears on the stock transfer books of the Corporation. If notice is given by means of electronic transmission, such notice shall be deemed to be given at the times provided in the DGCL. Any stockholder may waive notice of any meeting before or after the meeting. The attendance of a stockholder at any meeting shall constitute a waiver of notice at such meeting, except where the stockholder attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. For the purposes of these Bylaws, “electronic transmission” means any form of communication, not directly involving the physical transmission of paper, that creates a record that may be retained, retrieved and reviewed by a recipient thereof and that may be directly reproduced in paper form by such a recipient through an automated process.
Section 1.5. Adjournments. Any meeting of stockholders of the Corporation may be adjourned or recessed from time to time to reconvene at the same or some other place, if any, by holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person or represented by proxy, though less than a quorum, or by any officer entitled to preside at or to act as secretary of such meeting, and notice need not be given of any such adjourned or recessed meeting (including an adjournment taken to address a technical failure to convene or continue a meeting using remote communication) if the time and place, if any, thereof, and the means of remote communication, if any, by which stockholders and proxy holders may be deemed to be present in person or represented by proxy and vote at such adjourned or recessed meeting, are (a) announced at the meeting at which the adjournment or recess is taken, (b) displayed during the time scheduled for the meeting, on the same electronic network used to enable stockholders and proxy holders to participate in the meeting by means of remote communication or (c) set forth in the notice of meeting given in accordance with these Bylaws. At the adjourned or recessed meeting, the Corporation may transact any business that might have been transacted at the original meeting. If the adjournment is for more than thirty (30) days, notice of the adjourned meeting in accordance with the requirements of Section 1.4 of these Bylaws shall be given to each stockholder of record entitled to vote at the meeting. If, after the adjournment, a new Record Date for determination of stockholders entitled to vote is fixed for the adjourned meeting, the Board shall fix as the Record Date for determining stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote at the adjourned meeting and shall give notice of the adjourned meeting to each stockholder of record as of the Record Date so fixed for notice of such adjourned meeting.
Section 1.6. Quorum. Unless otherwise required by applicable law or the Certificate of Incorporation, the holders of a majority of the voting power of the Corporation’s capital stock issued and outstanding and entitled to vote thereat, present in person, present by means of remote communication, if any, or represented by proxy, shall constitute a quorum at a meeting of stockholders. Where a separate vote by a class or classes or series is required, a majority of the voting power of the shares of such class or classes or series present in person, present by means of remote communication, if any, or represented by proxy shall constitute a quorum entitled to take action with respect to such vote. If a quorum shall not be present or represented at any meeting of stockholders, either the chairperson of the meeting or the stockholders entitled to vote thereat, present in person or represented by proxy, shall have power to adjourn the meeting from time to time, in the manner provided in Section 1.5 of these Bylaws, until a quorum shall be present or represented. A quorum, once established, shall not be broken by the withdrawal of enough votes to leave less than a quorum.
Section 1.7. Voting.
(a) General. Except as provided in the Certificate of Incorporation, every stockholder having the right to vote shall have one vote for each share of stock having voting power registered in such stockholder’s name on the books of the Corporation. Such votes may be cast in person, by means of remote communication (if any) or by proxy as provided in Section 1.10 of these Bylaws. The Board, in its discretion, or the officer of the Corporation presiding at a meeting of stockholders, in such officer’s discretion, may require that any votes cast at such meeting shall be cast by written ballot.
(b) Matters Other Than Election of Directors. Any matter brought before any meeting of stockholders of the Corporation, other than the election of directors, shall be decided by the affirmative vote of the holders of a majority of the voting power of the Corporation’s capital stock present in person, present by means of remote communication, if any, or represented by proxy at the meeting and entitled to vote on such matter, voting as a single class, unless the matter is one upon which, by express provision of law, the Certificate of Incorporation or these Bylaws, a different vote is required, in which case such express provision shall govern and control the decision of such matter.
(c) Election of Directors. Subject to the rights of the holders of any series of preferred stock to elect directors under specified circumstances, election of directors at all meetings of the stockholders at which directors are to be elected shall be by a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Section 1.8. Voting of Stock of Certain Holders. Shares of stock of the Corporation standing in the name of another corporation or entity, domestic or foreign, and entitled to vote may be voted by such officer, agent or proxy as the bylaws or other internal regulations of such corporation or entity may prescribe or, in the absence of such provision, as the board of directors or comparable body of such corporation or entity may determine. Shares of stock of the Corporation standing in the name of a deceased person, a minor, an incompetent or a debtor in a case under Title 11, United States Code, and entitled to vote may be voted by an administrator, executor, guardian, conservator, debtor-in-possession or trustee, as the case may be, either in person or by proxy, without transfer of such shares into the name of the official or other person so voting. A stockholder whose shares of stock of the Corporation are pledged shall be entitled to vote such shares, unless on the transfer records of the Corporation such stockholder has expressly empowered the pledgee to vote such shares, in which case only the pledgee, or the pledgee’s proxy, may vote such shares.
Section 1.9. Treasury Stock. Shares of stock of the Corporation belonging to the Corporation, or to another corporation a majority of the shares entitled to vote in the election of directors of which are held by the Corporation, shall not be voted at any meeting of stockholders of the Corporation and shall not be counted in the total number of outstanding shares for the purpose of determining whether a quorum is present. Nothing in this Section 1.9 shall limit the right of the Corporation to vote shares of stock of the Corporation held by it in a fiduciary capacity.
Section 1.10. Proxies. Each stockholder entitled to vote at a meeting of stockholders of the Corporation may authorize another person or persons to act for such stockholder by proxy filed with the secretary of the Corporation (the “Secretary”) before or at the time of the meeting. No such proxy shall be voted or acted upon after three (3) years from its date, unless the proxy provides for a longer period. A duly executed proxy shall be irrevocable if it states that it is irrevocable and if, and only as long as, it is coupled with an interest sufficient in law to support an irrevocable power. Any stockholder directly or indirectly soliciting proxies from other stockholders must use a proxy card color other than white, which shall be reserved for the exclusive use by the Board.
Section 1.11. No Consent of Stockholders in Lieu of Meeting. Except as otherwise expressly provided by the terms of any series of preferred stock permitting the holders of such series of preferred stock to act by written consent, any action required or permitted to be taken by the stockholders of the Corporation must be effected at a duly called annual or special meeting of stockholders of the Corporation, and, as specified by the Certificate of Incorporation, the ability of the stockholders to consent in writing to the taking of any action is specifically denied.
Section 1.12. List of Stockholders Entitled to Vote. The officer of the Corporation who has charge of the stock ledger of the Corporation shall prepare and make or have prepared and made, at least ten (10) days before every meeting of stockholders of the Corporation, a complete list of the stockholders entitled to vote at the meeting (provided, however, that if the Record Date for determining the stockholders entitled to vote is less than ten (10) days before the meeting date, the list shall reflect the stockholders entitled to vote as of the tenth (10th) day before the meeting date), arranged in alphabetical order, and showing the address of each stockholder and the number of shares registered in the name of each stockholder. Nothing in this Section 1.12 shall require the Corporation to include electronic mail addresses or other electronic contact information on such list. Such list shall be open to the examination of any stockholder for any purpose germane to the meeting for a period of at least ten (10) days ending on the day before the meeting date: (a) on a reasonably accessible electronic network, provided that the information required to gain access to such list is provided with the notice of the meeting, or (b) during ordinary business hours, at the principal place of business of the Corporation. In the event that the Corporation determines to make the list available on an electronic network, the Corporation may take reasonable steps to ensure that such information is available only to stockholders of the Corporation.
Section 1.13. Record Date. In order that the Corporation may determine the stockholders entitled to notice of any meeting of stockholders of the Corporation or any adjournment thereof, the Board may fix a Record Date, which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted by the Board, and which Record Date shall not be more than sixty (60) days nor less than ten (10) days before the date of such meeting. If the Board so fixes a date, such date shall also be the Record Date for determining the stockholders entitled to vote at such meeting unless the Board determines, at the time it fixes such Record Date, that a later date on or before the date of the meeting shall be the date for making such determination. If no Record Date is fixed by the Board, the Record Date for determining stockholders entitled to notice of or to vote at a meeting of stockholders shall be at the close of business on the day next preceding the day on which notice is given, or, if notice is waived, at the close of business on the day next preceding the day on which the meeting is held. A determination of stockholders of record entitled to notice of or to vote at a meeting of stockholders shall apply to any adjournment of the meeting, but the Board may fix a new Record Date for determination of stockholders entitled to vote at the adjourned meeting, and in such case shall also fix as the Record Date for stockholders entitled to notice of such adjourned meeting the same or an earlier date as that fixed for determination of stockholders entitled to vote in accordance with the foregoing provisions of this Section 1.13 at the adjourned meeting.
Section 1.14. Organization and Conduct of Meetings. The Chairperson of the Board shall act as chairperson of meetings of stockholders of the Corporation. The Board may designate any director or officer of the Corporation to act as chairperson of any meeting in the absence of the Chairperson of the Board, and the Board may further provide for determining who shall act as chairperson of any meeting of stockholders in the absence of the Chairperson of the Board and such designee. The Board may adopt by resolution such rules, regulations and procedures for the conduct of any meeting of stockholders as it shall deem appropriate. Except to the extent inconsistent with such rules, regulations and procedures as adopted by the Board, the chairperson of any meeting of stockholders shall have the right and authority to convene and (for any or no reason) to recess or adjourn the meeting, to prescribe such rules, regulations and procedures and to do all such acts as, in the judgment of such chairperson, are necessary, appropriate or convenient for the proper conduct of the meeting. Such rules, regulations or procedures, whether adopted by the Board or prescribed by the chairperson of the meeting, may include the following: (a) the establishment of an agenda or order of business for the meeting; (b) the determination of when the polls shall open and close for any given matter to be voted on at the meeting; (c) rules, regulations and procedures for maintaining order at the meeting and the safety of those present; (d) limitations on attendance at or participation in the meeting to stockholders of record of the Corporation, their duly authorized proxies or such other persons as the chairperson of the meeting shall determine; (e) restrictions on entry to the meeting after the time fixed for the commencement of the meeting; (f) limitations on the time allotted to questions or comments by participants; (g) removal of any stockholder or any other individual who refuses to comply with meeting rules, regulations or procedures; (h) the conclusion, recess or adjournment of the meeting, regardless of whether a quorum is present, to a later date and time and at a place, if any, announced at the meeting; (i) restrictions on the use of audio and video recording devices, cell phones and other electronic devices; (j) rules, regulations or procedures for compliance with any state or local laws or regulations including those concerning safety, health and security; (k) procedures (if any) requiring attendees to provide the Corporation advance notice of their intent to attend the meeting and (l) any rules, regulations or procedures as the chairperson may deem appropriate regarding the participation by means of remote communication of stockholders and proxyholders not physically present at a meeting, whether such meeting is to be held at a designated place or solely by means of remote communication. The chairperson of a stockholder meeting, in addition to making any other determinations that may be appropriate regarding the conduct of the meeting, shall determine and declare to the meeting that a matter of business was not properly brought before the meeting, and, if the chairperson should so determine, the chairperson shall so declare to the meeting and any such matter of business not properly brought before the meeting shall not be transacted or considered. Except to the extent determined by the Board or the person presiding at the meeting, meetings of stockholders shall not be required to be held in accordance with the rules of parliamentary procedure.
Section 1.15. Inspectors of Election. In advance of any meeting of stockholders of the Corporation, the Chairperson of the Board, the Chief Executive Officer or the Board, by resolution, shall appoint one or more inspectors to act at the meeting and make a written report thereof. One or more other persons may be designated as alternate inspectors to replace any inspector who fails to act. If no inspector or alternate is able to act at a meeting of stockholders, the chairperson of the meeting shall appoint one or more inspectors to act at the meeting. Unless otherwise required by applicable law, inspectors may be officers, employees or agents of the Corporation. Each inspector, before entering upon the discharge of the duties of inspector, shall take and sign an oath faithfully to execute the duties of inspector with strict impartiality and according to the best of such inspector’s ability. The inspector shall have the duties prescribed by law and shall take charge of the polls and, when the vote is completed, shall make a certificate of the result of the vote taken and of such other facts as may be required by applicable law.

Section 1.16. Notice of Stockholder Proposals and Director Nominations.
(a) Annual Meetings of Stockholders. Nominations of persons for election to the Board and the proposal of business other than nominations to be considered by the stockholders may be made at an annual meeting of stockholders only: (i) pursuant to the Corporation’s notice of meeting (or any supplement thereto) with respect to such annual meeting given by or at the direction of the Board (or any duly authorized committee thereof), (ii) as otherwise properly brought before such annual meeting by or at the direction of the Board (or any duly authorized committee thereof) or (iii) by any stockholder of the Corporation who (A) is a stockholder of record at the time of the giving of the notice provided for in this Section 1.16 through the date of such annual meeting, (B) is entitled to vote at such annual meeting and (C) complies with the notice procedures set forth in this Section 1.16. For the avoidance of doubt, compliance with the foregoing clause (iii) shall be the exclusive means for a stockholder to make nominations, or to propose any other business (other than a proposal included in the Corporation’s proxy materials pursuant to and in compliance with Rule 14a-8 under the Securities Exchange Act of 1934, as amended (such act, and the rules and regulations promulgated thereunder, the “Exchange Act”)), at an annual meeting of stockholders.
(b) Timing of Notice for Annual Meetings. In addition to any other applicable requirements, for nominations or other business to be properly brought before an annual meeting by a stockholder pursuant to Section 1.16(a)(iii) above, the stockholder must have given timely notice thereof in proper written form to the Secretary, and, in the case of business other than nominations, such business must be a proper matter for stockholder action. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not later than the Close of Business on the ninetieth (90th) day, or earlier than the one hundred twentieth (120th) day, prior to the first anniversary of the date of the preceding year’s annual meeting of stockholders; provided, however, that if the date of the annual meeting of stockholders is more than thirty (30) days prior to, or more than sixty (60) days after, the first anniversary of the date of the preceding year’s annual meeting or if no annual meeting was held in the preceding year, to be timely, a stockholder’s notice must be so received not earlier than the one hundred twentieth (120th) day prior to such annual meeting and not later than the Close of Business on the later of (i) the ninetieth (90th) day prior to such annual meeting and (ii) the tenth (10th) day following the day on which public disclosure (as defined below) of the date of the meeting is first made by the Corporation. In no event shall the adjournment, recess, postponement, judicial stay or rescheduling of an annual meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of notice as described above.
(c) Form of Notice. To be in proper written form, the notice of any stockholder of record giving notice under this Section 1.16 (each, a “Noticing Party”) must (x) consent to and will cooperate with any background checks, requests for information and regulatory filings and disclosures reasonably requested by the Board in connection with any regulations applicable to, or licenses held by, the Corporation, and (y) set forth:
(i) as to each person whom such Noticing Party proposes to nominate for election or reelection as a director (each, a “Proposed Nominee”), if any:
(A) the name, age, business address and residential address of such Proposed Nominee;
(B) the principal occupation and employment of such Proposed Nominee;
(C) a written questionnaire with respect to the background and qualifications of such Proposed Nominee, completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request);
(D) a written representation and agreement completed by such Proposed Nominee in the form required by the Corporation (which form such Noticing Party shall request in writing from the Secretary prior to submitting notice and which the Secretary shall provide to such Noticing Party within ten (10) days after receiving such request) providing that such Proposed Nominee: (I) is not and will not become a party to any agreement, arrangement or understanding with, and has not given any commitment or assurance to, any person or entity as to how such Proposed Nominee, if elected as a director of the Corporation, will act or vote on any issue or question (a “Voting

Commitment”) that has not been disclosed to the Corporation or any Voting Commitment that could limit or interfere with such Proposed Nominee’s ability to comply, if elected as a director of the Corporation, with such Proposed Nominee’s fiduciary duties under applicable law; (II) is not and will not become a party to any agreement, arrangement or understanding with any person or entity other than the Corporation with respect to any direct or indirect compensation, reimbursement or indemnification in connection with service or action as a director or nominee that has not been disclosed to the Corporation; (III) will, if elected as a director of the Corporation, comply with all applicable rules of any securities exchanges upon which the Corporation’s securities are listed, the Certificate of Incorporation, these Bylaws, all applicable publicly disclosed corporate governance, ethics, conflict of interest, confidentiality, stock ownership and trading policies and all other guidelines and policies of the Corporation generally applicable to directors (which other guidelines and policies will be provided to such Proposed Nominee within five (5) business days after the Secretary receives any written request therefor from such Proposed Nominee), and all applicable fiduciary duties under state law; (IV) consents to being named as a nominee in the Corporation’s proxy statement and form of proxy for the meeting; (V) intends to serve a full term as a director of the Corporation, if elected; (VI) will provide facts, statements and other information in all communications with the Corporation and its stockholders that are or will be true and correct and that do not and will not omit to state any fact necessary in order to make the statements made, in light of the circumstances under which they are made, not misleading; and (VII) will tender his or her resignation as a director of the Corporation if the Board determines that such Proposed Nominee failed to comply with the provisions of this Section 1.16(c)(i)(D) in any material respect, provides such Proposed Nominee notice of any such determination and, if such non-compliance may be cured, such Proposed Nominee fails to cure such non-compliance within ten (10) business days after delivery of such notice to such Proposed Nominee;
(E) a description of all direct and indirect compensation and other material monetary agreements, arrangements or understandings, written or oral, during the past three (3) years, and any other material relationships, between or among such Proposed Nominee or any of such Proposed Nominee’s affiliates or associates (each as defined below), on the one hand, and any Noticing Party or any Stockholder Associated Person (as defined below), on the other hand, including all information that would be required to be disclosed pursuant to Item 404 promulgated under Regulation S-K as if such Noticing Party and any Stockholder Associated Person were the “registrant” for purposes of such rule and the Proposed Nominee were a director or executive officer of such registrant;
(F) a description of any business or personal interests that could reasonably be expected to place such Proposed Nominee in a potential conflict of interest with the Corporation or any of its subsidiaries; and
(G) all other information relating to such Proposed Nominee or such Proposed Nominee’s associates that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies for the election of directors in a contested election or otherwise required pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder (collectively, the “Proxy Rules”);
(ii) as to any other business that such Noticing Party proposes to bring before the meeting:
(A) a reasonably brief description of the business desired to be brought before the meeting and the reasons for conducting such business at the meeting;
(B) the text of the proposal or business (including the complete text of any resolutions proposed for consideration and, in the event that such business includes a proposal to amend the Certificate of Incorporation or these Bylaws, the text of the proposed amendment); and

(C) all other information relating to such business that would be required to be disclosed in a proxy statement or other filing required to be made by such Noticing Party or any Stockholder Associated Person in connection with the solicitation of proxies in support of such proposed business by such Noticing Party or any Stockholder Associated Person pursuant to the Proxy Rules; and
(iii) as to such Noticing Party and each Stockholder Associated Person:
(A) the name and address of such Noticing Party and each Stockholder Associated Person (including, as applicable, as they appear on the Corporation’s books and records);
(B) the class, series and number of shares of each class or series of capital stock (if any) of the Corporation that are, directly or indirectly, owned beneficially or of record (specifying the type of ownership) by such Noticing Party or any Stockholder Associated Person (including any rights to acquire beneficial ownership at any time in the future, whether such right is exercisable immediately or only after the passage of time or the fulfillment of a condition); the date or dates on which such shares were acquired; and the investment intent of such acquisition;
(C) the name of each nominee holder for, and number of, any securities of the Corporation owned beneficially but not of record by such Noticing Party or any Stockholder Associated Person and any pledge by such Noticing Party or any Stockholder Associated Person with respect to any of such securities;
(D) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (including any derivative or short positions, profit interests, hedging transactions, forwards, futures, swaps, options, warrants, convertible securities, stock appreciation or similar rights, repurchase agreements or arrangements, borrowed or loaned shares and so-called “stock borrowing” agreements or arrangements) that have been entered into by, or on behalf of, such Noticing Party or any Stockholder Associated Person, the effect or intent of which is to mitigate loss, manage risk or benefit from changes in the price of any securities of the Corporation, or maintain, increase or decrease the voting power of such Noticing Party or any Stockholder Associated Person with respect to securities of the Corporation, whether or not such instrument or right shall be subject to settlement in underlying shares of capital stock of the Corporation and without regard to whether such agreement, arrangement or understanding is required to be reported on a Schedule 13D, 13F or 13G in accordance with the Exchange Act (any of the foregoing, a “Derivative Instrument”);
(E) any substantial interest, direct or indirect (including any existing or prospective commercial, business or contractual relationship with the Corporation), by security holdings or otherwise, of such Noticing Party or any Stockholder Associated Person in the Corporation or any affiliate thereof, other than an interest arising from the ownership of Corporation securities where such Noticing Party or such Stockholder Associated Person receives no extra or special benefit not shared on a pro rata basis by all other holders of the same class or series;
(F) a complete and accurate description of all agreements, arrangements or understandings, written or oral, (I) between or among such Noticing Party and any of the Stockholder Associated Persons or (II) between or among such Noticing Party or any Stockholder Associated Person and any other person or entity (naming each such person or entity), including (x) any proxy, contract, arrangement, understanding or relationship pursuant to which such Noticing Party or any Stockholder Associated Person, directly or indirectly, has a right to vote any security of the Corporation (other than any revocable proxy given in response to a solicitation made pursuant to, and in accordance with, Section 14(a) of the Exchange Act by way of a solicitation statement filed on Schedule 14A) and (y) any understanding, written or oral, that such Noticing Party or any Stockholder Associated Person may have reached with any stockholder of the Corporation (including the name of such stockholder) with respect to how such stockholder will vote such stockholder’s shares in the Corporation at any meeting of the Corporation’s stockholders or take other action in support of any Proposed Nominee or other business, or other action to be taken, by such Noticing Party or any Stockholder Associated Person;

(G) any rights to dividends on the shares of the Corporation owned beneficially by such Noticing Party or any Stockholder Associated Person that are separated or separable from the underlying shares of the Corporation;
(H) any proportionate interest in shares of the Corporation or Derivative Instruments held, directly or indirectly, by a general or limited partnership, limited liability company or similar entity in which such Noticing Party or any Stockholder Associated Person (I) is a general partner or, directly or indirectly, beneficially owns an interest in a general partner of such general or limited partnership or (II) is the manager, managing member or, directly or indirectly, beneficially owns an interest in the manager or managing member of such limited liability company or similar entity;
(I) any significant equity interests or any Derivative Instruments in any principal competitor of the Corporation held by such Noticing Party or any Stockholder Associated Person;
(J) any direct or indirect interest of such Noticing Party or any Stockholder Associated Person in any contract or arrangement with the Corporation, any affiliate of the Corporation or any principal competitor of the Corporation (including any employment agreement, collective bargaining agreement or consulting agreement);
(K) a description of any material interest of such Noticing Party or any Stockholder Associated Person in the business proposed by such Noticing Party, if any, or the election of any Proposed Nominee;
(L) a representation that (I) neither such Noticing Party nor any Stockholder Associated Person has breached any contract or other agreement, arrangement or understanding with the Corporation except as disclosed to the Corporation pursuant hereto and (II) such Noticing Party and each Stockholder Associated Person has complied, and will comply, with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16;
(M) a complete and accurate description of any performance-related fees (other than asset-based fees) to which such Noticing Party or any Stockholder Associated Person may be entitled as a result of any increase or decrease in the value of the Corporation’s securities or any Derivative Instruments, including any such fees to which members of any Stockholder Associated Person’s immediate family sharing the same household may be entitled;
(N) a description of the investment strategy or objective, if any, of such Noticing Party or any Stockholder Associated Person who is not an individual;
(O) all information that would be required to be set forth in a Schedule 13D filed pursuant to Rule 13d-1(a) under the Exchange Act or an amendment pursuant to Rule 13d-2(a) under the Exchange Act if such a statement were required to be filed under the Exchange Act by such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, (regardless of whether such person or entity is actually required to file a Schedule 13D), including a description of any agreement that would be required to be disclosed by such Noticing Party, any Stockholder Associated Person or any of their respective associates pursuant to Item 5 or Item 6 of Schedule 13D;
(P) a certification that such Noticing Party and each Stockholder Associated Person has complied with all applicable federal, state and other legal requirements in connection with such Noticing Party’s or Stockholder Associated Person’s acquisition of shares of capital stock or other securities of the Corporation and such Noticing Party’s or Stockholder Associated Person’s acts or omissions as a stockholder of the Corporation, if such Noticing Party or Stockholder Associated Person is or has been a stockholder of the Corporation;
(Q) (I) if the Noticing Party (or the beneficial owner(s) on whose behalf such Noticing Party is submitting a notice to the Corporation) is not a natural person, the identity of each natural person associated with such Noticing Party (or beneficial owner(s)) responsible for the formulation of and decision to propose the business or nomination to be brought before the meeting (such person or persons, the “Responsible Person”), the manner in which such Responsible Person was selected, any fiduciary duties owed by such Responsible Person to the equity holders or other beneficiaries of such Noticing Party (or beneficial owner(s)), the qualifications and background of such Responsible Person and any material interests or relationships of such Responsible Person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the capital stock of the Corporation and that reasonably could have influenced the decision of such Noticing Party (or beneficial owner(s)) to propose such business or nomination to be brought before the meeting and (II) if the Noticing Party (or the beneficial owner(s) on whose behalf such Noticing Party is submitting a notice to the Corporation) is a natural person, the qualifications and background of such natural person and any material interests or relationships of such natural person that are not shared generally by any other record or beneficial holder of the shares of any class or series of the capital stock of the Corporation and that reasonably could have influenced the decision of such Noticing Party (or beneficial owner(s)) to propose such business or nomination to be brought before the meeting; and
(R) all other information relating to such Noticing Party or any Stockholder Associated Person, or such Noticing Party’s or any Stockholder Associated Person’s associates, that would be required to be disclosed in a proxy statement or other filing required to be made in connection with the solicitation of proxies in support of the business proposed by such Noticing Party, if any, or for the election of any Proposed Nominee in a contested election or otherwise pursuant to the Proxy Rules;
provided, however, that the disclosures in the foregoing subclauses (A) through (R) shall not include any such disclosures with respect to the ordinary course business activities of any broker, dealer, commercial bank, trust company or other nominee who is a Noticing Party solely as a result of being the stockholder directed to prepare and submit the notice required by these Bylaws on behalf of a beneficial owner.
(iv) a representation that such Noticing Party intends to appear in person or cause a Qualified Representative (as defined below) of such Noticing Party to appear in person at the meeting to bring such business before the meeting or nominate any Proposed Nominees, as applicable, and an acknowledgment that, if such Noticing Party (or a Qualified Representative of such Noticing Party) does not appear to present such business or Proposed Nominees, as applicable, at such meeting, the Corporation need not present such business or Proposed Nominees for a vote at such meeting, notwithstanding that proxies in respect of such vote may have been received by the Corporation;
(v) a complete and accurate description of any pending or, to such Noticing Party’s knowledge, threatened legal proceeding in which such Noticing Party or any Stockholder Associated Person is a party or participant involving the Corporation or, to such Noticing Party’s knowledge, any current or former officer, director, affiliate or associate of the Corporation;
(vi) identification of the names and addresses of other stockholders (including beneficial owners) known by such Noticing Party to support the nomination(s) or other business proposal(s) submitted by such Noticing Party and, to the extent known, the class and number of all shares of the Corporation’s capital stock owned beneficially or of record by such other stockholder(s) or other beneficial owner(s); and
(vii) a representation from such Noticing Party as to whether such Noticing Party or any Stockholder Associated Person intends or is part of a group that intends to (A) solicit proxies in support of the election of any Proposed Nominee in accordance with Rule 14a-19 under the Exchange Act or (B) engage in a solicitation (within the meaning of Exchange Act Rule 14a-1(l)) with respect to the nomination or other business, as applicable, and if so, the name of each participant (as defined in Item 4 of Schedule 14A under the Exchange Act) in such solicitation.
(d) Additional Information. In addition to the information required pursuant to the foregoing provisions of this Section 1.16, the Corporation may require any Noticing Party to furnish such other information as the Corporation may reasonably require to determine the eligibility or suitability of a Proposed Nominee to serve as a director of the Corporation or that could be material to a reasonable stockholder’s understanding of the independence, or lack thereof, of such Proposed Nominee, under the listing standards of each securities exchange upon which the Corporation’s securities are listed, any applicable rules of the Securities and Exchange Commission, any publicly disclosed standards used by the Board in selecting nominees for election as a director and for determining and disclosing the independence of the Corporation’s directors, including those applicable to a director’s service on any of the committees of the Board, or the requirements of any other laws or regulations applicable to the Corporation. If requested by the Corporation, any supplemental information required under this paragraph shall be provided by a Noticing Party within ten (10) days after it has been requested by the Corporation. In addition, the Board may require any Proposed Nominee to submit to interviews with the Board or any committee thereof, and such Proposed Nominee shall make himself or herself available for any such interviews within ten (10) days following any reasonable request therefor from the Board or any committee thereof.
(e) Special Meetings of Stockholders. Only such business shall be conducted at a special meeting of stockholders as shall have been brought before the meeting pursuant to the Corporation’s notice of meeting (or any supplement thereto). Nominations of persons for election to the Board may be made at a special meeting of stockholders at which directors are to be elected pursuant to the Corporation’s notice of meeting (or any supplement thereto) (i) by or at the direction of the Board (or any duly authorized committee thereof) or (ii) provided that one or more directors are to be elected at such meeting pursuant to the Corporation’s notice of meeting, by any stockholder of the Corporation who (A) is a stockholder of record on the date of the giving of the notice provided for in this Section 1.16(e) through the date of such special meeting, (B) is entitled to vote at such special meeting and upon such election and (C) complies with the notice procedures set forth in this Section 1.16(e). In addition to any other applicable requirements, for director nominations to be properly brought before a special meeting by a stockholder pursuant to the foregoing clause (ii), such stockholder must have given timely notice thereof in proper written form to the Secretary. To be timely, such notice must be received by the Secretary at the principal executive offices of the Corporation not earlier than the one hundred twentieth (120th) day prior to such special meeting and not later than the Close of Business on the later of (x) the ninetieth (90th) day prior to such special meeting and (y) the tenth (10th) day following the day on which public disclosure of the date of the meeting is first made by the Corporation. In no event shall an adjournment, recess, postponement, judicial stay or rescheduling of a special meeting (or the public disclosure thereof) commence a new time period (or extend any time period) for the giving of a stockholder’s notice as described above. To be in proper written form, such notice shall include all information required pursuant to Section 1.16(c) above, and such stockholder and any Proposed Nominee shall comply with Section 1.16(d) above, as if such notice were being submitted in connection with an annual meeting of stockholders.
(f) General.
(i) No person shall be eligible for election as a director of the Corporation unless the person is nominated by a stockholder in accordance with the procedures set forth in this Section 1.16 or the person is nominated by the Board, and no business shall be conducted at a meeting of stockholders of the Corporation except business brought by a stockholder in accordance with the procedures set forth in this Section 1.16 or by the Board. The number of nominees a stockholder may nominate for election at a meeting may not exceed the number of directors to be elected at such meeting, and for the avoidance of doubt, no stockholder shall be entitled to make additional or substitute nominations following the expiration of the time periods set forth in Section 1.16(b) or Section 1.16(e), as applicable. Except as otherwise provided by law, the chairperson of a meeting shall have the power and the duty to determine whether a nomination or any business proposed to be brought before the meeting has been made in accordance with the procedures set forth in these Bylaws, and, if the chairperson of the meeting determines that any proposed nomination or business was not properly brought before the meeting, the chairperson shall declare to the meeting that such nomination shall be disregarded or such business shall not be transacted, and no vote shall be taken with respect to such nomination or proposed business, in each case, notwithstanding that proxies with respect to such vote may have been received by the Corporation. Notwithstanding the foregoing provisions of this Section 1.16, unless otherwise required by law, if the Noticing Party (or a Qualified Representative of the Noticing Party) proposing a nominee for director or business to be conducted at a meeting does not appear at the meeting of stockholders of the Corporation to present such nomination or propose such business, such proposed nomination shall be disregarded or such proposed business shall not be transacted, as applicable, and no vote shall be taken with respect to such nomination or proposed business, notwithstanding that proxies with respect to such vote may have been received by the Corporation.

(ii) A Noticing Party shall update such Noticing Party’s notice provided under the foregoing provisions of this Section 1.16, if necessary, such that the information provided or required to be provided in such notice shall be true and correct as of (A) the Record Date for determining the stockholders entitled to receive notice of the meeting and (B) the date that is ten (10) business days prior to the meeting (or any postponement, rescheduling or adjournment thereof), and such update shall (I) be received by the Secretary at the principal executive offices of the Corporation (x) not later than the Close of Business five (5) business days after the Record Date for determining the stockholders entitled to receive notice of such meeting (in the case of an update required to be made under clause (A)) and (y) not later than the Close of Business seven (7) business days prior to the date for the meeting or, if practicable, any postponement, rescheduling or adjournment thereof (and, if not practicable, on the first practicable date prior to the date to which the meeting has been postponed, rescheduled or adjourned) (in the case of an update required to be made pursuant to clause (B)), (II) be made only to the extent that information has changed since such Noticing Party’s prior submission and (III) clearly identify the information that has changed since such Noticing Party’s prior submission. For the avoidance of doubt, any information provided pursuant to this Section 1.16(f)(ii) shall not be deemed to cure any deficiencies or inaccuracies in a notice previously delivered pursuant to this Section 1.16 and shall not extend the time period for the delivery of notice pursuant to this Section 1.16. If a Noticing Party fails to provide such written update within such period, the information as to which such written update relates may be deemed not to have been provided in accordance with this Section 1.16.
(iii) If any information submitted pursuant to this Section 1.16 by any Noticing Party nominating individuals for election or reelection as a director or proposing business for consideration at a stockholder meeting shall be inaccurate in any material respect (as determined by the Board or a committee thereof), such information shall be deemed not to have been provided in accordance with this Section 1.16. Any such Noticing Party shall notify the Secretary in writing at the principal executive offices of the Corporation of any inaccuracy or change in any information submitted pursuant to this Section 1.16 (including if any Noticing Party or any Stockholder Associated Person no longer intends to solicit proxies in accordance with the representation made pursuant to Section 1.16(c)(vii)(B)) within two (2) business days after becoming aware of such inaccuracy or change, and any such notification shall clearly identify the inaccuracy or change, it being understood that no such notification may cure any deficiencies or inaccuracies with respect to any prior submission by such Noticing Party. Upon written request of the Secretary on behalf of the Board (or a duly authorized committee thereof), any such Noticing Party shall provide, within seven (7) business days after delivery of such request (or such other period as may be specified in such request), (A) written verification, reasonably satisfactory to the Board, any committee thereof or any authorized officer of the Corporation, to demonstrate the accuracy of any information submitted by such Noticing Party pursuant to this Section 1.16 and (B) a written affirmation of any information submitted by such Noticing Party pursuant to this Section 1.16 as of an earlier date. If a Noticing Party fails to provide such written verification or affirmation within such period, the information as to which written verification or affirmation was requested may be deemed not to have been provided in accordance with this Section 1.16.
(iv) If (A) any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to any Proposed Nominee and (B) (1) such Noticing Party or Stockholder Associated Person subsequently either (x) notifies the Corporation that such Noticing Party or Stockholder Associated Person no longer intends to solicit proxies in support of the election or reelection of such Proposed Nominee in accordance with Rule 14a-19(b) under the Exchange Act or (y) fails to comply with the requirements of Rule 14a-19(a)(2) or Rule 14a-19(a)(3) under the Exchange Act and (2) no other Noticing Party or Stockholder Associated Person that has provided notice pursuant to Rule 14a-19(b) under the Exchange Act with respect to such Proposed Nominee (x) intends to solicit proxies in support of the election or reelection of such Proposed Nominee in accordance with Rule 14a-19(b) under the Exchange Act and (y) has complied with the requirements of Rule 14a-19(a)(2) and Rule 14a-19(a)(3) under the Exchange Act, then the nomination of such Proposed Nominee shall be disregarded and no vote on the election of such Proposed Nominee shall occur (notwithstanding that proxies in respect of such vote may have been received by the

Corporation). Upon request by the Corporation, if any Noticing Party or any Stockholder Associated Person provides notice pursuant to Rule 14a-19(b) under the Exchange Act, such Noticing Party shall deliver to the Secretary, no later than five (5) business days prior to the applicable meeting date, reasonable evidence that the requirements of Rule 14a-19(a)(3) under the Exchange Act have been satisfied.
(v) In addition to complying with the foregoing provisions of this Section 1.16, a stockholder shall also comply with all applicable requirements of state law and the Exchange Act with respect to the matters set forth in this Section 1.16. Nothing in this Section 1.16 shall be deemed to affect any rights of (A) stockholders to request inclusion of proposals in the Corporation’s proxy statement pursuant to Rule 14a-8 under the Exchange Act, (B) stockholders to request inclusion of nominees in the Corporation’s proxy statement pursuant to the Proxy Rules or (C) the holders of any series of preferred stock to elect directors pursuant to any applicable provisions of the Certificate of Incorporation.
(vi) Any written notice, supplement, update or other information required to be delivered by a stockholder to the Corporation pursuant to this Section 1.16 must be given by personal delivery, by overnight courier or by registered or certified mail, postage prepaid, to the Secretary at the Corporation’s principal executive offices.
(vi) For purposes of these Bylaws, (A) “affiliate” and “associate” each shall have the respective meanings set forth in Rule 12b-2 under the Exchange Act; (B) “beneficial owner” or “beneficially owned” shall have the meaning set forth for such terms in Section 13(d) of the Exchange Act; (C) “Close of Business” shall mean 5:00 p.m. Eastern Time on any calendar day, whether or not the day is a business day; (D) “public disclosure” shall mean disclosure in a press release reported by a national news service or in a document publicly filed by the Corporation with the Securities and Exchange Commission pursuant to Section 13, 14 or 15(d) of the Exchange Act; (E) a “Qualified Representative” of a Noticing Party means (I) a duly authorized officer, manager or partner of such Noticing Party or (II) a person authorized by a writing executed by such Noticing Party (or a reliable reproduction or electronic transmission of the writing) delivered by such Noticing Party to the Corporation prior to the making of any nomination or proposal at a stockholder meeting stating that such person is authorized to act for such Noticing Party as proxy at the meeting of stockholders, which writing or electronic transmission, or a reliable reproduction of the writing or electronic transmission, must be produced at the meeting of stockholders; and (F) “Stockholder Associated Person” shall mean, with respect to a Noticing Party and if different from such Noticing Party, any beneficial owner of shares of stock of the Corporation on whose behalf such Noticing Party is providing notice of any nomination or other business proposed, (I) any person directly or indirectly controlling, controlled by or under common control with such Noticing Party or beneficial owner(s), (II) any member of the immediate family of such Noticing Party or beneficial owner(s) sharing the same household, (III) any person or entity who is a member of a “group” (as such term is used in Rule 13d-5 under the Exchange Act (or any successor provision at law)) with, or is otherwise known by such Noticing Party or other Stockholder Associated Person to be acting in concert with, such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person with respect to the stock of the Corporation, (IV) any affiliate or associate of such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person, (V) if such Noticing Party or any such beneficial owner is not a natural person, any Responsible Person, (VI) any participant (as defined in paragraphs (a)(ii)-(vi) of Instruction 3 to Item 4 of Schedule 14A) with such Noticing Party, such beneficial owner(s) or any other Stockholder Associated Person with respect to any proposed business or nominations, as applicable, (VII) any beneficial owner of shares of stock of the Corporation owned of record by such Noticing Party or any other Stockholder Associated Person (other than a stockholder that is a depositary) and (VIII) any Proposed Nominee.
ARTICLE II

DIRECTORS
Section 2.1. Number. Within the limit set forth in the Certificate of Incorporation, the number of directors that shall constitute the entire Board shall be fixed, from time to time, exclusively by the Board, subject to the rights of the holders of any series of preferred stock with respect to the election of directors, if any.

Section 2.2. Duties and Powers. The business and affairs of the Corporation shall be managed by or under the direction of the Board, which may exercise all such powers of the Corporation and do all such lawful acts and things as are not by law, the Certificate of Incorporation or these Bylaws required to be exercised or done by the stockholders.
Section 2.3. Meetings. The Board may hold meetings, both regular and special, either within or without the State of Delaware. Regular meetings of the Board may be held at such time and at such place as may from time to time be determined by the Board. Special meetings of the Board may be called by the Chairperson of the Board (if there be one), the Chief Executive Officer or the Board and shall be held at such place, on such date and at such time as he, she or it shall specify.
Section 2.4. Notice. Notice of any meeting of the Board stating the place, date and time of the meeting shall be given to each director by mail posted not less than five (5) days before the date of the meeting, by nationally recognized overnight courier deposited not less than two (2) days before the date of the meeting or by email, facsimile or other means of electronic transmission delivered or sent not less than twenty-four (24) hours before the date and time of the meeting, or on such shorter notice as the person or persons calling such meeting may deem necessary or appropriate in the circumstances. If mailed or sent by overnight courier, such notice shall be deemed to be given at the time when it is deposited in the United States mail with first class postage prepaid or deposited with the overnight courier. Notice by facsimile or other electronic transmission shall be deemed given when the notice is transmitted. Any director may waive notice of any meeting before or after the meeting. The attendance of a director at any meeting shall constitute a waiver of notice of such meeting, except where the director attends the meeting for the express purpose of objecting, and does so object, at the beginning of the meeting to the transaction of any business because the meeting is not lawfully called or convened. Neither the business to be transacted at, nor the purpose of, any regular or special meeting of the Board need be specified in any notice of such meeting unless so required by law. A meeting may be held at any time without notice if all of the directors are present or if those not present waive notice of the meeting in accordance with Section 5.6 of these Bylaws.
Section 2.5. Chairperson of the Board. The Chairperson of the Board shall be chosen from among the directors and may be the Chief Executive Officer. Except as otherwise provided by law, the Certificate of Incorporation or Section 2.6 or Section 2.7 of these Bylaws, the Chairperson of the Board shall preside at all meetings of stockholders and of the Board. The Chairperson of the Board shall have such other powers and duties as may from time to time be assigned by the Board.
Section 2.6. Lead Director. If the Chairperson of the Board does not qualify as independent in accordance with the applicable rules of any securities exchanges upon which the Corporation’s securities are listed, the Independent Directors (as defined below) shall appoint a Lead Director. The Lead Director shall be one of the directors who has been determined by the Board to be an “independent director” (any such director, an “Independent Director”). The Lead Director shall preside at all executive sessions of the Board and any other meeting of the Board at which the Chairperson of the Board is not present and have such other responsibilities, and perform such duties, as may from time to time be assigned to him or her by the Board.
Section 2.7. Organization. At each meeting of the Board, the Chairperson of the Board, or, in the Chairperson’s absence, the Lead Director (if any), or, in the Lead Director’s absence, a director chosen by a majority of the directors present, shall act as chairperson. The Secretary shall act as secretary at each meeting of the Board. In case the Secretary shall be absent from any meeting of the Board, an assistant secretary shall perform the duties of secretary at such meeting, and in the absence from any such meeting of the Secretary and all assistant secretaries, the chairperson of the meeting may appoint any person to act as secretary of the meeting.
Section 2.8. Resignations and Removals of Directors. Any director of the Corporation may resign at any time, by giving notice in writing or by electronic transmission to the Chairperson of the Board, the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event, and, unless otherwise specified in such notice, the acceptance of such resignation shall not be necessary to make it effective. Subject to the rights of holders of any series of preferred stock with respect to the election of directors, a director may be removed from office by the stockholders of the Corporation only for cause and only by the affirmative vote of the holders of at least a majority of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class.

Section 2.9. Quorum. At all meetings of the Board, a majority of directors constituting the Board shall constitute a quorum for the transaction of business, and the act of a majority of the directors present at any meeting at which there is a quorum shall be the act of the Board. If a quorum shall not be present at any meeting of the Board, the directors present thereat may adjourn the meeting from time to time, without notice other than announcement at the meeting of the time and place of the adjourned meeting, until a quorum shall be present.
Section 2.10. Actions of the Board by Written Consent. Any action required or permitted to be taken at any meeting of the Board or of any committee thereof may be taken without a meeting, if all the members of the Board or committee, as the case may be, consent thereto in writing or by electronic transmission, and the writing or electronic transmission is filed with the minutes of proceedings of the Board or committee.
Section 2.11. Telephonic Meetings. Members of the Board, or any committee thereof, may participate in a meeting of the Board or such committee by means of a conference telephone or other communications equipment by means of which all persons participating in the meeting can hear and speak with each other, and participation in a meeting pursuant to this Section 2.11 shall constitute presence in person at such meeting.
Section 2.12. Committees. The Board may designate one or more committees, each committee to consist of one or more of the directors of the Corporation and, to the extent permitted by law, to have and exercise such authority as may be provided for in the resolutions creating such committee, as such resolutions may be amended from time to time. The Board may designate one or more directors as alternate members of any committee, who may replace any absent or disqualified member at any meeting of any such committee. In the absence or disqualification of a member of a committee, and in the absence of a designation by the Board of an alternate member to replace the absent or disqualified member, the member or members thereof present at any meeting and not disqualified from voting, whether or not such member or members constitute a quorum, may unanimously appoint another member of the Board to act at the meeting in the place of any absent or disqualified member. Each committee shall keep regular minutes and report to the Board when required. A majority of directors present at any committee meeting at which there is a quorum may determine such committee’s action and fix the time and place of its meetings, unless the Board shall otherwise provide. The Board shall have the power at any time to fill vacancies in, to change the membership of or to dissolve any such committee.
Section 2.13. Compensation. The Board shall have the authority to fix the compensation of directors. The directors shall be paid their reasonable expenses, if any, of attendance at each meeting of the Board or any committee thereof and may be paid a fixed sum for attendance at each such meeting and an annual retainer or salary for service as director or committee member, payable in cash or securities. No such payment shall preclude any director from serving the Corporation in any other capacity and receiving compensation therefor. Directors who are full-time employees of the Corporation shall not receive any compensation for their service as director.
Section 2.14. Interested Directors. No contract or transaction between the Corporation and one or more of its directors or officers, or between the Corporation and any other corporation, partnership, association or other organization in which one or more of the Corporation’s directors or officers are directors or officers or have a financial interest, shall be void or voidable solely for this reason, or solely because the director or officer is present at or participates in the meeting of the Board or committee thereof that authorizes the contract or transaction, or solely because any such director’s or officer’s vote is counted for such purpose if: (a) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the Board or the committee and the Board or committee in good faith authorizes the contract or transaction by the affirmative vote of a majority of the disinterested directors, even though the disinterested directors be less than a quorum; (b) the material facts as to the director’s or officer’s relationship or interest and as to the contract or transaction are disclosed or are known to the stockholders entitled to vote thereon and the contract or transaction is specifically approved in good faith by vote of the stockholders; or (c) the contract or transaction is fair as to the Corporation as of the time it is authorized, approved or ratified by the Board, a committee thereof or the stockholders. Common or interested directors may be counted in determining the presence of a quorum at a meeting of the Board or of a committee that authorizes the contract or transaction.

ARTICLE III

OFFICERS
Section 3.1. General. The officers of the Corporation shall be chosen by the Board and shall be a Chief Executive Officer, a President, a Chief Financial Officer, a Secretary and a Treasurer. The Board, in its discretion, may also choose, or may delegate to the Chief Executive Officer the authority to appoint, one or more Executive Vice Presidents, Senior Vice Presidents, Vice Presidents, Assistant Secretaries, Assistant Treasurers and such other officers as the Board from time to time may deem appropriate. Any two or more offices may be held by the same person. The officers of the Corporation need not be stockholders of the Corporation.
Section 3.2. Election; Term. The Board shall elect the officers of the Corporation who shall hold their offices for such terms and shall exercise such powers and perform such duties as shall be determined from time to time by the Board, and each officer of the Corporation shall hold office until such officer’s successor is elected and qualified, or until such officer’s earlier death, resignation or removal. Any officer may be removed at any time by the Board, and any officer appointed by the Chief Executive Officer may be removed at any time by the Chief Executive Officer. Any officer may resign upon notice given in writing or electronic transmission to the Chief Executive Officer or the Secretary. Such resignation shall be effective upon receipt unless it is specified to be effective at some other time or upon the occurrence of some other event. Any vacancy occurring in any office of the Corporation shall be filled in the manner prescribed in this Article III for the regular election to such office.
Section 3.3. Voting Securities Owned by the Corporation. Powers of attorney, proxies, waivers of notice of meeting, consents and other instruments relating to securities owned by the Corporation may be executed in the name of and on behalf of the Corporation by the Chief Executive Officer, the Secretary or any other officer authorized to do so by the Board, and any such officer may, in the name of and on behalf of the Corporation, take all such action as any such officer may deem advisable to vote in person or by proxy at any meeting of security holders of any corporation in which the Corporation may own securities and at any such meeting shall possess and may exercise any and all rights and power incident to the ownership of such securities and which, as the owner thereof, the Corporation might have exercised and possessed if present. The Board may, by resolution, from time to time confer like powers upon any other person or persons.
Section 3.4. Chief Executive Officer. The Chief Executive Officer shall, subject to the control of the Board, have general supervision over the business of the Corporation and shall direct the affairs and policies of the Corporation. The Chief Executive Officer may also serve as the Chairperson of the Board or as President, if so elected by the Board. The Chief Executive Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws or by the Board.
Section 3.5. President. The President shall act in a general executive capacity and shall assist the Chief Executive Officer in the administration and operation of the Corporation’s business and general supervision of its policies and affairs. The President shall, in the absence of or because of the inability to act of the Chief Executive Officer, perform all duties of the Chief Executive Officer. The President shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer.
Section 3.6. Chief Financial Officer. The Chief Financial Officer shall be the principal financial officer of the Corporation. The Chief Financial Officer shall also perform such other duties and may exercise such other powers as may from time to time be assigned to such officer by these Bylaws, the Board or the Chief Executive Officer.
Section 3.7. Executive Vice Presidents, Senior Vice Presidents and Vice Presidents. The Executive Vice Presidents (if any), Senior Vice Presidents (if any) and such other Vice Presidents as shall have been chosen by the Board or appointed by the Chief Executive Officer in accordance with Section 3.1 above shall have such powers and shall perform such duties as shall be assigned to them by the Board or the Chief Executive Officer.
Section 3.8. Secretary. The Secretary shall give the requisite notice of meetings of stockholders and directors and shall record the proceedings of such meetings, shall have custody of the seal of the Corporation and shall affix it or cause it to be affixed to such instruments as require the seal and attest it and, besides the Secretary’s powers and duties prescribed by law, shall have such other powers and perform such other duties as shall be provided in these Bylaws or shall at any time be assigned to such officer by the Board or the Chief Executive Officer.
Section 3.9. Treasurer. The Treasurer shall exercise general supervision over the receipt, custody and disbursement of corporate funds. The Treasurer shall cause the funds of the Corporation to be deposited in such banks as may be authorized by the Board or in such banks as may be designated as depositaries in the manner provided by resolution of the Board. The Treasurer shall have such other powers and perform such other duties as shall be provided in these Bylaws or shall at any time be assigned to such officer by the Board or the Chief Executive Officer.
Section 3.10. Assistant Secretaries. Assistant Secretaries, if there be any, shall assist the Secretary in the discharge of the Secretary’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Secretary, shall perform the duties of the Secretary’s office, subject to the control of the Board or the Chief Executive Officer.
Section 3.11. Assistant Treasurers. Assistant Treasurers, if there be any, shall assist the Treasurer in the discharge of the Treasurer’s duties, shall have such powers and perform such other duties as shall at any time be assigned to them by the Board and, in the absence or disability of the Treasurer, shall perform the duties of the Treasurer’s office, subject to the control of the Board or the Chief Executive Officer.
Section 3.12. Other Officers. Such other officers as the Board may choose shall perform such duties and have such powers as from time to time may be assigned to them by the Board. The Board may delegate to any other officer of the Corporation the power to choose such other officers and to prescribe their respective duties and powers.
ARTICLE IV

STOCK
Section 4.1. Uncertificated Shares. Unless otherwise provided by resolution of the Board, each class or series of shares of the Corporation’s capital stock shall be issued in uncertificated form pursuant to the customary arrangements for issuing shares in such form. Shares shall be transferable only on the books of the Corporation by the holder thereof in person or by attorney upon presentment of proper evidence of succession, assignation or authority to transfer in accordance with the customary procedures for transferring shares in uncertificated form.
Section 4.2. Record Date. In order that the Corporation may determine the stockholders entitled to receive payment of any dividend or other distribution or allotment of any rights or the stockholders entitled to exercise any rights in respect of any change, conversion or exchange of stock, or for the purpose of any other lawful action, the Board may fix a Record Date, which Record Date shall not precede the date upon which the resolution fixing the Record Date is adopted and which Record Date shall be not more than sixty (60) days prior to such action. If no Record Date is fixed, the Record Date for determining stockholders for any such purpose shall be the close of business on the day on which the Board adopts the resolution relating thereto.
Section 4.3. Record Owners. The Corporation shall be entitled to recognize the exclusive right of a person registered on its books as the owner of shares to receive dividends, and to vote as such owner, and to hold liable for calls and assessments a person registered on its books as the owner of shares, and shall not be bound to recognize any equitable or other claim to or interest in such share or shares on the part of any other person, whether or not it shall have express or other notice thereof, except as otherwise required by law.
Section 4.4. Transfer and Registry Agents. The Corporation may from time to time maintain one or more transfer offices or agencies and registry offices or agencies at such place or places as may be determined from time to time by the Board.

ARTICLE V

MISCELLANEOUS
Section 5.1. Contracts. The Board may authorize any officer or officers or any agent or agents to enter into any contract or execute and deliver any instrument or other document in the name of and on behalf of the Corporation, and such authority may be general or confined to specific instances.
Section 5.2. Disbursements. All checks or demands for money and notes of the Corporation shall be signed by such officer or officers or such other person or persons as the Board may from time to time designate.
Section 5.3. Fiscal Year. The fiscal year of the Corporation shall end on the 31st day of December in each year or on such other day as may be fixed from time to time by resolution of the Board.
Section 5.4. Corporate Seal. The corporate seal shall have inscribed thereon the name of the Corporation, the year of its organization and the words “Corporate Seal, Delaware.” The seal may be used by causing it or a facsimile thereof to be impressed or affixed or otherwise reproduced.
Section 5.5. Offices. The Corporation shall maintain a registered office inside the State of Delaware and may also have other offices outside or inside the State of Delaware. The books and records of the Corporation may be kept (subject to any applicable law) outside the State of Delaware at the principal executive offices of the Corporation or at such other place or places as may be designated from time to time by the Board.
Section 5.6. Waiver of Notice. Whenever any notice is required to be given to any stockholder or director of the Corporation under the provisions of the DGCL or these Bylaws, a waiver thereof in writing, signed by the person or persons entitled to such notice, or a waiver by electronic transmission by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice. Neither the business to be transacted at, nor the purpose of, any annual or special meeting of the stockholders or any regular or special meeting of the Board or committee thereof need be specified in any waiver of notice of such meeting unless so required by law.
Section 5.7. Forum for Certain Actions.
(a) Forum. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, another state court located within the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal district court for the District of Delaware), to the fullest extent permitted by law, shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on behalf of the Corporation under Delaware law, (ii) any action asserting a claim of breach of a fiduciary duty owed by any current or former director, officer or other employee of the Corporation to the Corporation or the Corporation’s stockholders, (iii) any action asserting a claim against the Corporation or any of its directors, officers or other employees arising pursuant to any provision of the DGCL, these Bylaws or the Certificate of Incorporation (in each case, as may be amended from time to time), (iv) any action asserting a claim against the Corporation or any of its directors, officers or other employees governed by the internal affairs doctrine of the State of Delaware or (v) any other action asserting an “internal corporate claim,” as defined in Section 115 of the DGCL, in all cases subject to the court’s having personal jurisdiction over all indispensable parties named as defendants. Unless a majority of the Board, acting on behalf of the Corporation, consents in writing to the selection of an alternative forum (which consent may be given at any time, including during the pendency of litigation), the federal district courts of the United States of America, to the fullest extent permitted by law, shall be the sole and exclusive forum for the resolution of any action asserting a cause of action arising under the Securities Act of 1933, as amended.
(b) Personal Jurisdiction. If any action the subject matter of which is within the scope of subparagraph (a) of this Section 5.7 is filed in a court other than a court located within the State of Delaware (a “Foreign Action”) in the name of any stockholder, such stockholder shall be deemed to have consented to (i) the personal jurisdiction of the state and federal courts located within the State of Delaware in connection with any action brought in any such court to enforce subparagraph (a) of this Section 5.7 (an “Enforcement Action”) and (ii) having service of process made upon such stockholder in any such Enforcement Action by service upon such stockholder’s counsel in the Foreign Action as agent for such stockholder.

(c) Enforceability. If any provision of this Section 5.7 shall be held to be invalid, illegal or unenforceable as applied to any person, entity or circumstance for any reason whatsoever, then, to the fullest extent permitted by law, the validity, legality and enforceability of such provision in any other circumstance and of the remaining provisions of this Section 5.7, and the application of such provision to other persons or entities and circumstances shall not in any way be affected or impaired thereby.
(d) Notice and Consent. For the avoidance of doubt, any person or entity purchasing or otherwise acquiring or holding any interest in any security of the Corporation shall be deemed to have notice of and consented to the provisions of this Section 5.7.
ARTICLE VI

AMENDMENTS
Subject to Section 7.5 below, these Bylaws may be adopted, amended, altered or repealed by the Board or by the stockholders of the Corporation by the affirmative vote of the holders of at least 75% of the voting power of all then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class; provided, however, that, in the case of any adoption, amendment, alteration or repeal of these Bylaws by the stockholders of the Corporation, notwithstanding any other provision of these Bylaws, and in addition to any other vote that may be required by law or the terms of any series of preferred stock, the affirmative vote of the holders of at least eighty percent (80%) of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors, voting together as a single class, shall be required to amend, alter, repeal or adopt any provision inconsistent with Section 1.7(b), 1.16, 1.17 or 2.14 or Article VI of these Bylaws.
ARTICLE VII

EMERGENCY BYLAWS
Section 7.1 Emergency Bylaws. This Article VII shall be operative during any emergency, disaster or catastrophe, as referred to in Section 110 of the DGCL or other similar emergency condition (including a pandemic), as a result of which a quorum of the Board or a committee thereof cannot readily be convened for action (each, an “Emergency”), notwithstanding any different or conflicting provision in the preceding Sections of these Bylaws or in the Certificate of Incorporation. To the extent not inconsistent with the provisions of this Article VII, the preceding Sections of these Bylaws and the provisions of the Certificate of Incorporation shall remain in effect during such Emergency, and upon termination of such Emergency, the provisions of this Article VII shall cease to be operative unless and until another Emergency shall occur.
Section 7.2 Meetings; Notice. During any Emergency, a meeting of the Board or any committee thereof may be called by any member of the Board or such committee or the Chairperson of the Board, the Chief Executive Officer, the President or the Secretary of the Corporation. Notice of the place, date and time of the meeting shall be given by any available means of communication by the person calling the meeting to such of the directors or committee members and Designated Officers (as defined below) as, in the judgment of the person calling the meeting, it may be feasible to reach. Such notice shall be given at such time in advance of the meeting as, in the judgment of the person calling the meeting, circumstances permit.
Section 7.3 Quorum. At any meeting of the Board called in accordance with Section 7.2 above, the presence or participation of three (3) directors shall constitute a quorum for the transaction of business, and at any meeting of any committee of the Board called in accordance with Section 7.2 above, the presence or participation of one (1) committee member shall constitute a quorum for the transaction of business. In the event that no directors are able to attend a meeting of the Board or any committee thereof, then the Designated Officers in attendance shall serve as directors, or committee members, as the case may be, for the meeting, without any additional quorum requirement and will have full powers to act as directors, or committee members, as the case may be, of the Corporation.
Section 7.4 Liability. No officer, director or employee of the Corporation acting in accordance with the provisions of this Article VII shall be liable except for willful misconduct.

Section 7.5 Amendments. At any meeting called in accordance with Section 7.2 above, the Board, or any committee thereof, as the case may be, may modify, amend or add to the provisions of this Article VII as it deems it to be in the best interests of the Corporation and as is practical or necessary for the circumstances of the Emergency.
Section 7.6 Repeal or Change. The provisions of this Article VII shall be subject to repeal or change by further action of the Board or by action of the stockholders pursuant to Article VI of these Bylaws, but no such repeal or change shall modify the provisions of Section 7.4 above with regard to action taken prior to the time of such repeal or change.
Section 7.7 Definitions. For purposes of this Article VII, the term “Designated Officer” means an officer identified on a numbered list of officers of the Corporation who shall be deemed to be, in the order in which they appear on the list up until a quorum is obtained, directors of the Corporation, or members of a committee of the Board, as the case may be, for purposes of obtaining a quorum during an Emergency, if a quorum of directors or committee members, as the case may be, cannot otherwise be obtained during such Emergency, which officers have been designated by the Board from time to time but in any event prior to such time or times as an Emergency may have occurred.
* * *
Adopted as of:      , 20

ANNEX F

October 17, 2022                             File Reference: 34-36-63511
Board of Directors of NorthView Acquisition Corporation
c/o Mr. Jack E. Stover, CEO
207 West 25th Street, 9th Floor
New York, NY 10001
To the Board of Directors:
Marshall & Stevens Transaction Advisory Services LLC (referred to herein as “Marshall & Stevens” or “we,” “us,” or “our”) has been engaged by NorthView Acquisition Corporation (“NVAC” or the “Company”) for the benefit of and to advise the board of directors (the “Board”) in connection with the consideration by the Board of a possible acquisition of Profusa, Inc. (“Profusa” or the “Acquired Business”) in accordance with the terms of the draft Merger Agreement and Plan of Reorganization dated by and among NVAC, Profusa and certain other parties and dated October 3, 2022 (the “Merger Agreement”). We have been engaged to perform a fairness analysis, from a financial point of view, of the purchase price to be paid by the Company for the Acquired Business all as set forth in our Engagement Letter dated July 19, 2022, and the accompanying (and by this reference incorporated herein) General Contractual Conditions thereto (collectively, the “Agreement”). This letter shall serve as our opinion (the “Opinion”) as to the fairness, from a financial point of view, of the purchase price to be paid by the Company for the Acquired Business as referenced in and governed by that Agreement.
We are advised, and have relied upon such advice with your approval, that the Transaction will be consummated as set forth in the Merger Agreement. We understand that the Transaction is expected to close (the “Closing”) by May 24, 2022 (the “Transaction Date”). We are further advised, and have relied upon such advice with your approval, that the Transaction consists of a business combination between the Company and Profusa and pursuant to which the Company, in effect, will acquire Profusa in consideration of the conversion pursuant to the Merger Agreement of (a) all of the outstanding common stock of Profusa into shares of the common stock of the surviving company (the “Surviving Company” and the “Common Stock,” respectively) and (b) all of the outstanding options to purchase Profusa common stock into options to acquire Common Stock (the “Surviving Company Options”). The value of the shares of Common Stock issued at the Closing under clause (a) above and the value of the shares of Common Stock underlying the Surviving Company Options under clause (b) above, are valued under the Merger Agreement at a per share amount equal to $10.00 (the “Parent Per Share Value”) and consist of (a) an initial consideration of One Hundred Fifty-Five Million ($155,000,000) payable in the form of the issuance of 15.5 million shares of the Company’s common stock (the “Initial Shares”) and (b) a potential earn out (the “Earn Out”) of up to 3.875 million shares of the Company’s common stock (the “Earn Out Shares”). We have determined the Purchase price as the sum of (a) the Initial Shares multiplied by the Parent Per Share Value plus (b) the discounted fair market value of the Earn Out.
Based on the fact that the Company is only recently formed, has no operating history, has no assets other than cash and its rights under the letter of intent dated June 10, 2022 (the “LOI”), and that its securities are thinly traded, we have assumed, with your approval, that the fair value of each of shares of Common Stock to be issued in the Transaction (whether at the Closing or pursuant to the exercise of Surviving Company Options) is equivalent to the Parent Per Share Value, which we understand to be the estimated redemption price for the Company’s common stock, and we have not performed any separate analysis regarding the fair value of the Transaction Shares.
350 Fifth Avenue, Suite 4100, New York, NY 10118
212.425.4300 · 212.344.9731 fax · www.marshall-stevens.com
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The Board of Directors of NorthView Acquisition Corp.
October 17, 2022

We understand that in connection with the Transaction, certain employees of Profusa may enter into employment agreements with the surviving entity, and that certain equity the Company may be reserved for issuance pursuant to stock bonus arrangements. Our Opinion will not address the fairness of such agreements or stock bonus arrangements. We further understand that in connection with the Transaction, the Company may make commitments with respect to the future financing or funding of the Acquired Business. Our Opinion will assign no value to such future financing or funding commitments or obligations. In addition, we understand that the Transaction contemplates certain changes in the rights, privileges, and preferences of the holders of the Company’s shares and certain changes in the composition of the Company’s management and board of directors. We have done no analysis of and express no opinion as to the fairness of such changes in rights, privileges, and preferences and/or in the changes to the composition of the Company’s management and board of directors. We express no opinion as to the fairness of any fees, compensation or consideration paid to any person (other than the fairness from a financial point of view of the Purchase Price to the Company) or the fairness of any transaction costs or the allocation thereof.
We have been asked to advise the Board to the fairness, from a financial point of view, of the Purchase Price to be paid by the Company in the Transaction in the form of issuance of common stock of the Surviving Company to the shareholders and, potentially, the option holders of Profusa. We have not been asked to render any opinion with respect to the fairness of the Purchase Price to any other person or entity besides the Board, and we specifically express no such opinion. We have not been engaged to serve as the financial advisor to the Board; we were not involved in the negotiation or structuring of the Transaction or the negotiation or structuring of the LOI or the Merger Agreement; we have not been involved in the raising of any funding for or with respect to the or associated with the Company, Profusa and/or the Transaction or provided any advices with respect to such funding; and we have not been asked to consider any non-financial elements of the Transaction or any other alternatives that might be available to the Board or the Company. With your consent, in establishing fair value, we have looked solely at the enterprise value of Profusa immediately prior to the Transaction Date and have not considered any impacts (positive or negative) of the Transaction. We have, with your consent, not considered the dilution effects of the issuance of common stock on equity holders of the Company. Our services in rendering this opinion have been in our capacity as an independent valuation consultant and not as a fiduciary or financial or investment advisor to the Board, the Company, the shareholders of the Company, the shareholders of Profusa, or any other person or entity or as a broker/dealer.
In connection with this opinion, we have made such reviews, analysis, and inquiry as we, in the exercise of our professional judgment, have deemed necessary and appropriate under the circumstances. We have considered, among other things, the following information:
•
Conducted management interviews with Profusa management. Topics addressed included, but were not limited to, transaction overview, business operations, product and service lines, financial results, projections, economic conditions and industry trends, market competitors, customer composition and various other topics related to business operations.

•	Profusa’s historical financial statements for the years ended December 31, 2017 to December 31, 2020, and nine (9) months ended December 31, 2022;
•	Projections for Profusa for fiscal years ending December 31, 2022 to December 31, 2028;
•	The LOI;
•	The Merger Agreement;
•	Investor presentations;
•	Industry research reports;
•	Third-party industry and economic research, including, but not limited to, IBIS World, Capital IQ, Guide to Cost of Capital published by Duff & Phelps LLC; and
•	Other information, studies, and analyses as we deemed appropriate.
F-2

The Board of Directors of NorthView Acquisition Corp.
October 17, 2022

With your consent, we have i) relied upon the accuracy and completeness of the financial and supplemental information (a) provided by or on behalf of the Board, the Company and/or Profusa or (b) which we have otherwise obtained from public sources or from private sources and which we believe, in the exercise of our professional judgment to be reasonably dependable, ii) not assumed responsibility for independent verification of such information, and iii) not conducted any independent valuation or appraisal of any specific assets of the Company or Profusa or any appraisal or estimate of any specific liabilities of the Company or Profusa. With respect to the projections and/or financial forecasts relating to Profusa, we have assumed, with your consent, that such projections and/or financial forecasts have been reasonably prepared on the basis of and reflect the best currently available estimates and judgments of the management of Profusa as to the future financial performance of the company and that the management of the Surviving Company will be able to execute on the business plan underlying such projections and/or financial forecasts. With your consent, we assume no responsibility for, and express no view as to, such projections and/or financial forecasts or the assumptions on which they are based. Our Opinion assumes that there are no contingent or off-balance sheet assets or liabilities for the Company or Profusa.
Our opinion is based upon economic, market and other conditions as they exist and can reasonably be evaluated on the date hereof and does not address the fairness of the Transaction as of any other date. In rendering our Opinion, we have assumed that the factual circumstances, agreements, and terms, as they existed at the date of the Opinion, will remain substantially unchanged through the time the Transaction is completed. It is understood that financial markets are subject to volatility, and our opinion does not purport to address potential developments in applicable financial markets.
Our Opinion expressed herein has been prepared for the Board in connection with its consideration of the Transaction and may not be relied upon by any other person or entity or for any other purpose. Our Opinion does not constitute a recommendation to the Board or the shareholders of Company, the shareholders of Profusa or any other person or entity as to any action the Board, the shareholders of Company, the shareholders of Profusa or any other person or entity should take in connection with the Transaction or any aspect thereof. Our opinion does not address the merits of the Transaction or the underlying decision by the Board or the Board to engage in the Transaction or the relative merits of any alternatives that may be available to the Company. This Opinion addresses only the Purchase Price and does not address any other aspect of the Transaction. By way of example, our Opinion does not represent any advice as to the fairness of any matters of management compensation or of any fees paid or expenses incurred, any future funding or fund raising commitments, or any changes in the rights, privileges and preferences of the holders of the Company’s shares and certain changes in the composition of the Company’s management and board of directors. Furthermore, our Opinion is not to be construed or deemed to be a solvency opinion or provide any advice as to legal, accounting or tax matters.
This Opinion may not be reproduced, disseminated, quoted, or referred to at any time without our prior written consent.
Therefore, subject to the foregoing, it is our opinion that, as of the date hereof, the Purchase Price to be paid by the Company to Profusa in the Transaction in the form of the issuance of the common shares of the Surviving Company to the equity holders of Profusa as provided in the Merger Agreement is fair to the Company from a financial point of view.
Very truly yours,
/s/ Marshall & Stevens
Marshall & Stevens Transaction Advisory Services, LLC
File No. 34-36-63511
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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS
Item 20.	Indemnification of Directors and Officers
NorthView has entered into agreements with NorthView’s officers and directors to provide contractual indemnification in addition to the indemnification provided for in NorthView’s Existing Charter. NorthView has purchased a policy of directors’ and officers’ liability insurance that insures NorthView’s officers and directors against the cost of defense, settlement or payment of a judgment in some circumstances and insures NorthView against NorthView’s obligations to indemnify NorthView’s officers and directors.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling NorthView pursuant to the foregoing provisions, NorthView has been informed that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.
Item 21.	Exhibits and Financial Statement Schedules
Exhibit Number	Description
2.1†	Merger Agreement and Plan of Reorganization, dated as of November 7, 2022 (included as Annex A to this proxy statement/prospectus)
2.2	Amendment No. 1 to Merger Agreement, dated September 12, 2023 (included as Annex A-1 to this proxy statement/prospectus)
2.3	Amendment No. 2 to Merger Agreement, dated January 12, 2024 (included as Annex A-2 to this proxy statement/prospectus)
2.4	Amendment No. 3 to Merger Agreement, dated March 4, 2024 (included as Annex A-3 to this proxy statement/prospectus)
5.1*	Opinion of ArentFox Schiff LLP
8.1*	Tax Opinion of ArentFox Schiff LLP
10.1**	Form of Stockholder Support Agreement.
10.2**	Sponsor Support Agreement.
10.3	Form of Lock-Up Agreement (included as Annex A to this proxy statement/prospectus)
10.4	Form of Amended and Restated Registration Rights Agreement (included as Annex A to this proxy statement/prospectus)
10.5**#	Binding Term Sheet for APAC Joint Venture, between Profusa, Carbis Bay Limited, BC hSensor Limited, Tasly (International) Healthcare Capital Company Limited
10.6**	Business Combination Marketing Agreement
10.7**	Omnibus Amendment to Business Combination Marketing Agreement
10.8**	Amendment Number One to Binding Term Sheet for APAC Joint Venture
10.9	Amended and Restated Binding Term Sheet with Vellar Opportunities Fund Master, Ltd. for Stock Subscription and Cash-Settled Equity Derivative Transaction
10.10**	Senior Convertible Promissory Note Purchase Agreement
10.11**	Form of Senior Convertible Promissory Note
10.12**	Loan Agreement between Profusa and Tasly, dated June 15, 2023
10.13	Henry Jackson Foundation Subaward Agreement to Profusa.
10.14	Amendment No. 1 to Loan Agreement between Profusa and Tasly
23.1*	Consent of ArentFox Schiff LLP (attached as Exhibit 5.1)
23.2	Consent of Marcum LLP
23.3	Consent of Marcum LLP
24.1**	Power of Attorney (contained on signature page to registration statement)
99.1*	Form of Preliminary Proxy Card
99.2**	Consent of Ben Hwang to be named as a director nominee
99.3**	Consent of Rajesh Asorpota to be named as a director nominee
107**	Filing Fee Table
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH**	Inline XBRL Taxonomy Extension Schema Document
101.CAL**	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF**	Inline XBRL Taxonomy Extension Definition Linkbase Document

Exhibit Number	Description
101.LAB**	Inline XBRL Taxonomy Extension Labels Linkbase Document
101.PRE**	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104**	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)
†
Certain of the exhibits and schedules to this exhibit have been omitted in accordance with Regulation S-K Item 601(b)(2). The Registrant agrees to furnish supplementally a copy of all omitted exhibits and schedules to the SEC upon its request.

#	Portions of the exhibit have been excluded because it is both not material and is the type of information that the registrant treats as private or confidential.
*	To be filed by amendment.
**	Previously filed
Item 22.	Undertakings
The undersigned registrant hereby undertakes:
•	to file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;
•	to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;
•
to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

•
to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

•
that, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

to remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering; and
•
to file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Act need not be furnished, provided that the registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (1)(d) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:
•	any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424;
•	any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant;
•
the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and

•	any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
The registrant undertakes that every prospectus: (a) that is filed pursuant to the immediately preceding paragraph, or (b) that purports to meet the requirements of Section 10(a)(3) of the Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.
The undersigned registrant hereby undertakes (i) to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means; and (ii) to arrange or provide for a facility in the U.S. for the purpose of responding to such requests. The undertaking in subparagraph (i) above includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.
The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES
Pursuant to the requirements of the Securities Act, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in New York, New York, on May 9, 2024.
NorthView Acquisition Corporation

By:	/s/ Jack Stover
Name:	Jack Stover
Title:	Chief Executive Officer
Pursuant to the requirements of the Securities Act, this registration statement has been signed by the following persons in the capacities and on the dates indicated:
Name	Position	Date
/s/ Peter O'Rourke	Chairman, Director	May 9, 2024
Peter O'Rourke

/s/ Jack Stover	Director	May 9, 2024
Jack Stover

/s/ Fred Knechtel	Director	May 9, 2024
Fred Knechtel

/s/ Ed Johnson	Director	May 9, 2024
Ed Johnson

/s/ Lauren Chung	Director	May 9, 2024
Lauren Chung
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